Form 20-F
Helix BioPharma Corp
filed 2009-02-04
CIK 1305591

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________
FORM 20-F
_____________________________

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________

OR

	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number: 000-53508

Helix BioPharma Corp.
(Exact name of Registrant as Specified in its Charter)

Canada
(Jurisdiction of Incorporation or Organization)

305 Industrial Parkway South, #3, Aurora, Ontario, Canada  L4G 6X7
(Address of Principal Executive Offices)

Photios (Frank) Michalargias, tel.: (905) 841-2300 x233, e-mail: frankm@helixbiopharma.com fax: (905) 841-2244, address: 305 Industrial Parkway South, #3, Aurora, Ontario, Canada  L4G 6X7
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of October 31, 2008 was: 53,175,335 common shares, without par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. N/A

Yes  No 

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: N/A

Yes  No 

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer        Accelerated filer      Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   International Financial Reporting Standards as issued by the International Accounting

Standards Board   Other ☒

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☒  Item 18 

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). N/A  Yes  No 

HELIX BIOPHARMA CORP.

FORM 20-F REGISTRATION STATEMENT
TABLE OF CONTENTS

Page

Introduction	4
Glossary	6

PART I
Item 1.	Identity of Directors, Senior Management and Advisors	9
Item 2.	Offer Statistics and Expected Timetable	10
Item 3.	Key Information	10
Item 4.	Information on the Company	27
Item 4a.	Unresolved Staff Comments	44
Item 5.	Operating and Financial Review and Prospects	44
Item 6.	Directors, Senior Management, and Employees	65
Item 7.	Major Shareholders and Related Party Transactions	81
Item 8.	Financial Information	82
Item 9.	The Offer and Listing	83
Item 10.	Additional Information	85
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	98
Item 12.	Description of Securities Other Than Equity Securities	98

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	98
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	98
Item 15.	Controls and Procedures	98
Item 16.	Reserved	98
Item 16a.	Audit Committee Financial Expert	99
Item 16b.	Code Of Ethics	99
Item 16c.	Principal Accountiing Fees and Services	99
Item 16d.	Exemptions from the Listing Standards for Audit Committees	99
Item 16e.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	99

PART III
Item 17.	Financial Statements	99
Item 18.	Financial Statements	100
Item 19.	Exhibits	100

INTRODUCTION

Helix BioPharma Corp. is organized under the Canada Business Corporations Act. In this Registration Statement, the “Company”, “Helix”, “Helix BioPharma”, “we”, “our” and “us” refer to Helix BioPharma Corp. and its subsidiaries (unless the context otherwise requires). We refer you to the documents attached as exhibits hereto for more complete information than may be contained in this Registration Statement. Our principal corporate offices are located at 305 Industrial Parkway South, #3, Aurora, Ontario, Canada L4G 6X7. Our telephone number is (905) 841-2300.

Upon effectiveness, we will file reports and other information with the Securities and Exchange Commission (“SEC”) located at 100 F Street NE, Washington, D.C. 20549. You may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. We also file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing the website www.sedar.com.

Business of Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the treatment and prevention of cancer based on its proprietary technologies. Helix’s product development initiatives include its L-DOS47 and Topical Interferon Alpha-2b new drug candidates. The Company generated $3.6 million in sales revenue during its fiscal year ended July 31, 2008 and spent $5.1 million on research and development. The Company has generated revenues principally from two sources: product sales and license fees and royalties. Until the third quarter of fiscal 2007, the Company also generated revenues from contract research and development. To date, proceeds from the issuance of its common shares and cash flows from these activities have financed Helix’s research and development initiatives.

Financial and Other Information

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (“US$”).

Forward-Looking Statements

This Registration Statement on Form 20-F contains forward-looking statements and information within the meaning of U.S. and Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology or words, such as, “continues”, “with a view to”, “is designed to”, “pending”, “predict”, “potential”, “plans”, “expects”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, and similar expressions or variations thereon, or statements that events, conditions or results “can”, “might” “will”, “shall”, “may”, “must” “would”, “could”, or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward-looking statements and information are based on management’s current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

The forward-looking statements and information in this Registration Statement are subject to various risks and uncertainties, including those described in ITEM 3.D – Risk Factors, many of which are difficult to predict and generally beyond the control of the Company, including without limitation:

•	uncertainty as to our ability to achieve the goals and satisfy assumptions of management;
•	our need for additional financing, which may not be available on acceptable terms or at all;
•	the need to control costs and the possibility of unanticipated expenses;
•	research and development risks;
•	clinical trial risks;
•	manufacturing and development risks;
•	risks associated with personnel;
•	risks associated with successfully protecting patents and trademarks and other intellectual property;

•	uncertainty whether any compounds in research or development will be successfully commercialized;
•	uncertainties as to the volume and timing of sales of our products;
•	the possibility that we will pursue additional development projects or other business opportunities;
•	the risk that our objectives will not be met within the time lines we expect or at all; and
•	the risk of exchange rate fluctuations, particularly with respect to the Canadian and U.S. Dollars and the Euro.

For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements. Other than any obligation to disclose material information under applicable securities laws, the Company undertakes no obligation to revise or update any forward-looking statements after the date hereof.

Data relevant to estimated market sizes and penetration for Helix’s lead products under development are presented in this Registration Statement. These data have been obtained from a variety of published resources including published scientific literature, websites and information generally available through publicized means. Helix attempts to source reference data from multiple sources whenever possible for confirmatory purposes. Although Helix believes the foregoing data is reliable, Helix has not independently verified the accuracy and completeness of this data.

GLOSSARY

Adenocarcinoma: Cancer that originates in glandular tissue.

AGW: Ano-genital warts.

Biochip Technology: Helix’s proprietary heterodimer and in-licensed molecular sensing technology for the creation of biochips designed for use by biopharmaceutical research companies, institutions and organizations in the study of protein interactions for the purpose of discovering and developing biopharmaceuticals and diagnostics.

BioVectra: BioVectra Inc., a cGMP manufacturer of active pharmaceutical ingredients, advanced intermediates, specialty biochemicals, enzymes, and biomolecules.

Biphasix™ Technology: A platform technology designed for dermal, mucosal, transdermal and transmucosal delivery of molecules.

CBCA: Canada Business Corporations Act, R.S.C. 1985 c. C-44 as am.

cGMP: Is an acronym for Current Good Manufacturing Practices, a term that is recognized worldwide for the control and management of manufacturing and quality control testing of foods and pharmaceutical products.

CPL: Contract Pharmaceuticals Limited Niagara.

CTA: Clinical Trial Application.

Dermal: Pertaining to the region of skin to the epidermis, consisting of a dense bed of vascular connective tissue. Dermal administration refers to the delivery of substances or compounds into the dermal region.

DOS47™: A new drug candidate under development at Helix that is intended to apply a novel approach to the destruction of cancer cells.

EITF: Emerging Issues Task Force.

Exchange Act: The Securities Exchange Act of 1934, as amended.

FASB: Financial Accounting Standards Board.

FDA: United States Food and Drug Administration. The regulatory agency that oversees the development, manufacture, sale and use of diagnostic and therapeutic medical products in the United States.

Gastro-Intestinal Lavage: The irrigation or washing out of the stomach and intestinal tract.

Helsinn: Helsinn-Birex Pharmaceuticals Ltd., a subsidiary of Helsinn Healthcare SA, a Swiss company.

HPV: Human Papilloma Virus. One of the most common sexually transmitted infections, causing ano-genital warts as well as being linked to a variety of cancers.

HRD: Health Registration Dossier, the application submitted to the appropriate European drug regulatory authority for marketing approval.

Imunovir™: An immunomodulator of the potentiator type which has demonstrated an enhancing effect on the function and number of various cells of the immune system, particularly T lymphocytes. Imunovir™ is the trademark of Newport Pharmaceuticals Limited.

IND: Investigational New Drug.

Klean-Prep™: A product used for bowel lavage/evacuation, primarily as a pre-treatment for colon examination in colorectal cancer screening. See ITEM 4.B – Important Business Developments – International Licensing – Klean Prep™.

L-DOS47: The Company’s lung cancer targeting, antibody-conjugated DOS47™. Lead candidate of the DOS47™ based cancer therapeutic which is currently in the pre-Phase I clinical trial stage.

Lipid: Fats or fat-like substances characterized by being water-insoluble.

LSIL: Low-grade Squamous Intraepithelial Lesions.

MPA: Medical Products Agency, Sweden’s drug regulatory authority.

NDA: New Drug Application.

NRC: National Research Council of Canada.

Orthovisc®: A product that reduces joint inflammation and improves joint mobility providing relief from the osteoarthritis of the knee. Orthovisc is a registered trademark of Anika Therapeutics.

Pap IIID: Mild to moderate dysplasia according to the Munich classification system of cervical cytopathology.

PCT: Patent Cooperation Treaty. A multi-country treaty for the filing of patents.

PENCE: A Canadian government-funded group formerly referred to as PENCE Inc. or the Protein Engineering Network of Centers of Excellence. PENCE Inc. is now dissolved and the Governors of the University of Alberta are its successor.

Pharmacokinetic: The action of drugs in the body over a period of time, including the processes of absorption, distribution, localization in tissues, biotransformation (metabolism) and excretion.

Phase I clinical trials: Clinical trials used to assess the potential toxicity of a new drug, primarily involving healthy volunteers, under the regulations of the applicable jurisdiction.

Phase II clinical trials: Clinical trials used to assess the effectiveness and most effective dosage of a new drug, under the regulations of the applicable jurisdiction.

Phase III clinical trials: Late stage clinical trials used to assess a drug for efficacy and safety at several independent sites in a large number of patients, under the regulations of the applicable jurisdiction.

STD: Sexually transmitted disease.

Therapeutic: A medical treatment or curative product for a disease.

Topical Interferon Alpha-2b: A topical preparation that is intended to be self-applied to HPV-infected tissues, in order to deliver interferon-alpha intradermally. It is based on Helix’s proprietary Biphasix™ drug delivery technology and is currently in the Phase II clinical trial stage.

TPD: Canadian Therapeutic Products Directorate, a division of Health Canada. The regulatory agency that oversees the development, manufacture, sale and use of diagnostic and therapeutic medical products in Canada.

TSX: The Toronto Stock Exchange.

Transdermal: Access to the systemic blood circulation via migratory passage through the multiple layers of skin.

Transmucosal: Access to the systemic blood circulation via migratory passage through the multiple layers of mucosa.

Vaccine: A suspension of living, attenuated or killed microorganisms or genetic material administered for the prevention or treatment of infectious or hereditary diseases.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.  Directors and Senior Management

The following table lists the members of the Company’s board of directors (the “Board”). The business address of all directors is: c/o Helix BioPharma Corp., 305 Industrial Parkway South, #3, Aurora, Ontario, Canada, L4G 6X7.

Table No. 1
Directors

Name	Position
Donald H. Segal	Chief Executive Officer, Chairman and Director
Kenneth A. Cawkell	Director and Corporate Secretary
Jack M. Kay	Director
Gordon M. Lickrish	Director
Slawomir Majewski	Director
John M. Docherty	President, Chief Operating Officer and Director
W. Thomas Hodgson	Director

The following table lists the senior management of the Company. The business address for all members of senior management is: c/o Helix BioPharma Corp., 305 Industrial Parkway South, #3, Aurora, Ontario, Canada, L4G 6X7.

Table No. 2
Senior Management

Name	Position
Donald H. Segal	Chief Executive Officer, Chairman and Director
John M. Docherty	President, Chief Operating Officer and Director
Heman Chao	Chief Scientific Officer
Photios (Frank) Michalargias	Chief Financial Officer

The functions of our directors and senior management are described below in ITEM 6.A. – Directors and Senior Management.

1.B.  Advisors

The Company’s legal advisors in Canada are: Cawkell Brodie Glaister, LLP, 1188 West Georgia Street, Suite 1260, Vancouver, British Columbia, Canada  V6E 4A2.

The Company’s legal advisors in the United States are: Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036.

1.C.  Auditors

The Company’s auditors are: KPMG, LLP, independent registered public accounting firm, 4100 Yonge Street, Suite 200, Toronto, Ontario, Canada M2P 2H3. KPMG, LLP is a member of the Ontario Institute of Chartered Accountants.

KPMG LLP has confirmed that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and under the guidelines of the SEC and the Independence Standards Board.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A.  Selected Financial Data

The selected financial data of the Company as of and for the three months ended October 31, 2008 and 2007 and for the fiscal years ended July 31, 2008, 2007, 2006, 2005 and 2004 was extracted from the unaudited interim and audited annual consolidated financial statements of the Company, of which the unaudited consolidated financial statements for the three months ended October 31, 2008 and 2007 and the audited consolidated financial statements for the fiscal years ended July 31, 2008, 2007 and 2006 are included in this registration statement.

The information contained in the selected financial data is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included in ITEM 17. – Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in ITEM 5. – Operating and Financial Review and Prospects. The selected financial data for the fiscal years ended July 31, 2005 and 2004 was extracted from the audited financial statements of the Company not included in this registration statement. Reference is made to Note 16 of the consolidated financial statements of the Company included herein for a discussion of the material measurement differences between Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles (“U.S. GAAP”), and their effect on the Company’s financial statements. Except where otherwise indicated, all amounts are presented in accordance with Canadian GAAP.

Since inception, the Company has financed its operations from public and private sales of equity proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, on interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. While the Company believes it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs. See ITEM 3.D – Risk Factors.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.

Table No. 3
Selected Financial Data
Under Canadian Generally Accepted Accounting Principles
(CDN$ in thousands, except share and per share data)

	Three Months Ended October 31, 2008 (unaudited)	Three Months Ended October 31, 2007 (unaudited)	Year Ended July 31, 2008	Year Ended July 31, 2007	Year Ended July 31, 2006	Year Ended July 31, 2005	Year Ended July 31, 2004
Statement of Operations:
Revenue
Product Revenue	$921	$754	$2,952	$2,764	$3,012	$2,456	$1,855
License Fees and Royalties	198	131	639	512	773	1,234	1,116
Research and Development Contracts	-	-	-	148	180	42	-
Total Revenues	1,119	885	3,591	3,424	3,965	3,732	2,971

Expenses
Cost of Sales	447	313	1,239	1,139	1,341	1,190	895
Research and Development	1,641	782	5,064	4,116	3,368	2,983	2,726
Operating, General and Administration	1,310	1,313	4,757	4,418	3,722	3,580	3,245
Amortization of Intangible Assets	3	7	16	159	594	1,244	1,244
Amortization of Capital Assets	64	66	254	287	315	330	291
Stock-Based Compensation	-	12	44	47	1,710	1,470	252
Interest Income, Net	(205)	(104)	(645)	(496)	(270)	(137)	(136)
Foreign Exchange Loss (Gain)	150	108	(327)	(9)	16	78	10
Impairment of Intangible Assets	-	-	-	1,332	-	428	-
Total Expenses	3,410	2,497	10,402	10,993	10,796	11,166	8,527

Loss Before Income Taxes	(2,291)	(1,612)	(6,811)	(7,569)	(6,831)	(7,434)	(5,556)
Income Taxes	30	32	(153)	(105)	(108)	(191)	(246)
Net Loss for the Period	(2,321)	(1,644)	(6,964)	(7,674)	(6,939)	(7,625)	(5,802)
Basic and Diluted Loss Per Share	(0.05)	(0.05)	(0.16)	(0.22)	(0.22)	(0.28)	(0.24)
Weighted Average Number of Shares Outstanding	48,518,813	36,335,335	42,469,362	35,615,335	31,409,495	26,959,055	24,669,632

Balance Sheet:
Working Capital	26,534	9,859	19,166	11,468	10,900	6,688	6,027
Shareholders Equity	27,800	11,266	20,522	12,734	13,881	10,302	11,219
Capital Stock	81,576	57,350	71,964	57,350	51,944	43,570	38,525
Total Assets	29,420	12,610	21,666	14,273	15,469	11,450	12,510

Table No. 4
Selected Financial Data
Under U.S. Generally Accepted Accounting Principles
(CDN$ in thousands, except share and per share data)

	Three Months Ended October 31, 2008 (unaudited)	Three Months Ended October 31, 2007 (unaudited)	Year Ended July 31, 2008	Year Ended July 31, 2007	Year Ended July 31, 2006	Year Ended July 31, 2005	Year Ended July 31, 2004
Statement of Operations:
Revenue
Product Revenue	$921	$754	$2,952	$2,764	$3,012	$2,456	$1,855
License Fees and Royalties	198	131	639	512	773	1,234	1,116
Research and Development Contracts	-	-	-	148	180	42	-
Total Revenues	1,119	885	3,591	3,424	3,965	3,732	2,971

Expenses
Cost of Sales	447	313	1,239	1,139	1,341	1,190	895
Research and Development	1,641	782	5,064	4,360	3,566	3,118	2,726
Operating, General and Administration	1,310	1,313	4,757	4,418	3,722	3,580	3,245
Amortization of Intangible Assets	3	7	16	12	12	12	12
Amortization of Capital Assets	64	66	254	287	315	330	291
Stock-Based Compensation	-	12	44	47	1,710	-	252
Interest Income, Net	(205)	(104)	(645)	(496)	(270)	(137)	(136)
Foreign Exchange Loss (Gain)	150	108	(327)	(9)	16	78	10
Impairment of Intangible Assets	-	-	-	-	-	-	-
Total Expenses	3,410	2,497	10,402	9,758	10,412	8,171	7,295

Loss Before Income Taxes	(2,291)	(1,612)	(6,811)	(6,334)	(6,447)	(4,439)	(4,324)
Income Taxes	30	32	(153)	139	90	(56)	(246)
Net Loss for the Period	(2,321)	(1,644)	(6,964)	(6,195)	(6,357)	(4,495)	(4,570)
Basic and Diluted Loss Per Share	(0.05)	(0.05)	(0.16)	(0.17)	(0.20)	(0.17)	(0.17)
Weighted Average Number of SharesOutstanding	48,518,813	36,335,335	42,469,362	35,615,335	31,409,495	26,959,055	24,669,632

Balance Sheet:
Working Capital	26,534	9,859	19,166	11,468	10,900	6,688	6,027
Shareholders Equity	27,800	11,266	20,522	12,882	12,463	8,494	7,709
Capital Stock	81,576	57,350	71,964	57,350	51,944	43,570	38,525
Total Assets	29,420	12,610	21,666	14,421	14,051	9,642	9,000

3.A.3.  Exchange Rates

The following tables set forth the rate of exchange for the Canadian Dollar for the periods listed therein. For purposes of these tables, the rate of exchange means the Noon Foreign Exchange Rate reported by the Federal Reserve Bank of New York as a Web Service. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period. The closing buying rate on January 30, 2009, as reported by the United States Federal Reserve Bank of New York for the purchase of one Canadian Dollar with U.S. Dollars was US$0.8133 (US$1.00 = CDN$1.2296).

Table No. 5
Canadian Dollars per U.S. Dollar One ($1.00)

Average for the Period
Years Ended
2008	2007	2006	2005	2004
1.0389	1.0740	1.1342	1.2113	1.3006

The table below sets out the high and low exchange rates for each of the following months:

	Jan. ‘09	Dec. ‘08	Nov. ‘08	Oct. ‘08	Sept. ‘08	Aug. ‘08
Low	1.1762	1.1872	1.1477	1.0607	1.0338	1.0251
High	1.2766	1.3008	1.2952	1.2942	1.0797	1.0677

3.B.  Capitalization and Indebtedness

The following table sets forth the capitalization and indebtedness of the Company as of November 30, 2008. This information should be read in conjunction with the Company’s consolidated financial statements and the notes relating to such statements appearing elsewhere in this registration statement.

Table No. 6
Capitalization and Indebtedness

November 30, 2008

Total indebtedness (short term and long term).............................	0
Shareholders’ equity
Common shares, no par value
shares authorized; unlimited
shares issued and outstanding...............................................	53,175,335
Contributed surplus...................................................................	4,462,000
Retained earnings (deficit)........................................................	(61,517,000)
Total shareholders’ equity............................................................	$27,367,000
Total capitalization.......................................................................	$27,367,000

3.C.  Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D.  Risk Factors

In addition to the other information presented in this Registration Statement, the following should be considered carefully in evaluating the Company and its business. This Registration Statement contains forward-looking statements and information within the meaning of U.S. and Canadian securities laws that involve risks and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward-looking statements and information. Factors that might cause such a difference include those discussed below and elsewhere in this Registration Statement.

General Corporate Risks

The Company has a history of losses and expects to continue to incur additional losses for the foreseeable future.

Helix’s primary focus is on the research and development of pharmaceutical product candidates, which requires the expenditure of significant amounts of cash over a relatively long time period. The Company’s cash flows from its distribution and licensing activities do not, and are not expected to, provide sufficient income to fully fund the Company’s research and development expenditures. As at October 31, 2008, the Company’s cumulative losses totaled $60,339,000. After taking into account a 2003 charge of $674,000 related to a warrant modification, the Company’s total deficit as at October 31, 2008 was $61,013,000. There can be no assurance that the Company will ever record any earnings.

Helix has additional financing requirements and requires access to capital, which may not be available, as a result of which there can be no assurance that the Company will be able to carry out its business plan and continue as a going concern.

As stated above, the Company expects to incur losses for the foreseeable future. As of October 31, 2008 the Company’s working capital was $26,534,000. After taking into consideration the Company’s anticipated revenue, planned research and development expenditures and assuming no material unanticipated expenses, the Company expects that its working capital will be sufficient to fund operations for the next twelve months, which are planned to include the filing of IND applications for the Company’s proposed L-DOS47 Phase I clinical trial and proposed Topical Interferon Alpha-2b (LSIL indication) clinical trial, and, if the IND for L-DOS47 is approved, to initiate work on the L-DOS47 Phase I clinical trial. Assuming the IND for the Company’s planned U.S. Phase II and European Phase III clinical trials of Topical Interferon Alpha-2b (LSIL indication) is approved, the Company estimates it will need separate financing of approximately $30 million in order to undertake and complete these trials. There can be no assurance that the Company will obtain the requisite financing or that the trials will be undertaken at all. Any additional development of L-DOS47 or Topical Interferon Alpha-2b (LSIL indication) beyond the currently proposed clinical trials and the amount of financing needed will be dependent on the outcomes of the trials.

The Company has no external sources of liquidity such as bank lines of credit. The Company will require future additional financing to carry out its business plan. The current market for both debt and equity financings for companies such as Helix is challenging, and there can be no assurance that a financing, whether debt or equity, will be available on acceptable terms or at all. The failure to obtain financing on a timely basis may result in the Company’s having to reduce or delay one or more of its planned research, development and marketing programs and to reduce related overhead, any of which could impair the Company’s current and future value. It may also have a material adverse effect on the Company’s ability to continue as a going concern. Any additional equity financing, if obtained, may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any such alternative sources of funding will be available.

The Company has historically obtained, and expects to continue to obtain, its requisite additional financing primarily by way of sales of its equity, which may result in significant dilution to existing shareholders.

The Company’s most recent equity sale was completed on October 2, 2008 by way of private placement, with the Company issuing 6,800,000 units at $1.68 per unit, for gross proceeds of $11,424,000. Each unit consisted of one common share and one half of one warrant, with each whole warrant entitling the holder to purchase one additional common share at $2.36 until 5:00 pm Toronto time on October 1, 2011. A total of 6,800,000 common shares were issued on completion of the placement, and up to an additional 3,400,000 common shares are issuable on exercise of the warrants. Further equity financings will also result in dilution to existing shareholders, and such dilution could be significant.

Rapid technological change could render the Company’s technology non-competitive and obsolete.

The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. Developments by others may render the Company’s products and/or technologies non-competitive, and the Company may not be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of these products have an entirely different approach or means of accomplishing the desired therapeutic effect than products being developed by the Company and may be more effective and less costly than the products developed by the Company. In addition, other forms of medical treatment may offer competition to the Company’s products. For a discussion of some of the Company’s current known competition in relation to its drug product development candidates, see ITEM 4.B – Important Business Developments –Research and Development Activities - L-DOS47 – Market and Competition and ITEM 4B. – Important Business Developments – Research and Development Activities - Topical Interferon Alpha-2b – Market and Competition.

The Company’s products may not be accepted.

If any products are successfully developed by the Company and approved by applicable regulatory authorities for marketing, such products may not achieve market acceptance. The product candidates that the Company is attempting to develop will compete with a number of drugs and therapies marketed and manufactured by pharmaceutical companies, as well as products currently under development by such companies and others. The degree of market acceptance of any products developed by the Company, if any, will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of the Company’s products, and their potential advantage over alternative treatment methods. Physicians, patients and/or the medical community in general may not accept and or utilize any products that may be developed by the Company.

Dilution through exercise of share options could adversely affect Helix’s shareholders.

Because the success of Helix is highly dependent upon its employees, the Company has granted to some or all of its key employees, directors and consultants, options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. At December 31, 2008, there were 3,775,500 share purchase options outstanding with a weighted average exercise price of $2.01 and 3,400,000 warrants outstanding with a weighted average exercise price of $2.36. If all of these securities were exercised, an additional 7,175,500 common shares would become issued and outstanding. This represents an increase of 13.5% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The risks associated with penny stock classification could affect the marketability of the Company’s common shares and shareholders could find it difficult to sell their shares.

Helix’s common shares are subject to “penny stock” rules as defined in Exchange Act Rule 3a51-1. The SEC adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Helix is dependent on key personnel and the loss of any of these individuals could adversely affect the Company.

Helix’s ability to continue its development of potential products, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. Helix’s growth will depend, on the efforts of its senior management, particularly its Chief Executive Officer and Chairman of the Board, Donald H. Segal; President and Chief Operating Officer, John M. Docherty; Chief Scientific Officer, Heman Chao; and Chief Financial Officer, Photios (Frank) Michalargias. The Company has entered into employment agreements with each of these individuals. Such employment agreements have no fixed term. The Company may terminate an employment agreement without cause on payment of specified severance or the giving of required notice, or a combination of both. The employee may terminate his employment agreement for cause, or (i) on giving sixty (60) days’ notice, or (ii) within thirty (30) days of being informed by or on behalf of the Board of Directors that the employee is required to perform his services primarily at a location outside of the York Region or the Greater Metropolitan Toronto area, Province of Ontario, or (iii) within six (6) months following a change of control of the Company. In the case of termination by the employee under (ii) or (iii) of the foregoing sentence, the Company must pay the employee specified severance. If the Company loses the services of key personnel, it may be unable to replace them, and its business could be negatively affected. In addition, the Company does not carry key-man insurance on any individuals.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers.

It may be difficult for U.S. investors to bring and enforce suits against Helix. Helix is a company amalgamated under the CBCA. A majority of the Company’s directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, if a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company's non−U.S. resident executive officers or directors. Accordingly, U.S. shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Nevertheless, it may be difficult for U.S. shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company's non−U.S. resident executive officers or directors.

As a “foreign private issuer”, Helix is exempt from certain sections of the Exchange Act which results in shareholders having less complete and timely data than if Helix were a domestic U.S. issuer.

As a “foreign private issuer,” as defined under the U.S. securities laws, we are exempt from certain sections of the Exchange Act. In particular, we are exempt from Section 14 proxy rules which are applicable to domestic U.S. issuers. The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K has typically been more limited than the submissions required of U.S. issuers and results in shareholders having less complete and timely data, including, among others, with respect to disclosure of: (i) personal and corporate relationships and age of directors and officers; (ii) material legal proceedings involving the Company, affiliates of the Company, and directors, officers promoters and control persons; (iii) the identity of principal shareholders and certain significant employees; (iv) related party transactions; (v) audit fees and change of auditors; (vi) voting policies and procedures; (vii) executive compensation; and (viii) composition of the compensation committee. In addition, the officers, directors and principal shareholders of the Company are exempt from Section 16 of the Exchange Act regarding transactions in Company equity securities by insiders. Therefore, these officers, directors and principal shareholders are exempt from short-swing profits which apply to insiders of U.S. issuers. The foregoing exemption results in shareholders having less data in this regard than is available with respect to U.S. issuers.

The price of the Company’s shares is volatile.

The price of the Company’s shares, as well as market prices for securities of biopharmaceutical and drug delivery companies generally have historically been highly volatile, and have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. For the last two fiscal years, the price of our stock has ranged from a low of $1.01 to a high of $4.70 on The Toronto Stock Exchange. Future announcements concerning the Company, its competitors or other biopharmaceutical companies, including the results of testing and limited human clinical studies, technological innovations or new therapeutic products, governmental regulation, developments in patent or other proprietary rights, litigation or public concern as to the safety of products developed by the Company or others and general market conditions may have a significant effect on the market price of the common shares of the Company.

Indemnification obligations to our directors and senior management may adversely affect our finances.

We have entered into agreements pursuant to which we will indemnify our directors and senior management in respect of certain claims made against them while acting in their capacity as such. If we are called upon to perform our indemnity obligations, our finances will be adversely affected. The Company is not aware of any matters pending or under consideration that may result in indemnification payments to any of its present or former directors or senior management.

If the Company is characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described below in ITEM 10.E – Taxation – United States Federal Income Tax Considerations –Passive Foreign Investment Company Status, if for any taxable year our passive income, or the value of our assets that produce (or are held for the production of) passive income, exceed specified levels, we may be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including gain on the disposition of our common shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge. Rules similar to those applicable to dispositions generally will apply to certain “excess distributions” in respect of our common shares.

We believe we were not a PFIC for the year ending July 31, 2008 and do not expect to be classified as a PFIC for the taxable year ending July 31, 2009. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not become a PFIC for the taxable year ending July 31, 2009 or in any future taxable year. Additionally, there are no assurances that the United States Internal Revenue Service (the “IRS”) will agree with our conclusion. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our common shares.

Operational Risks

The Company is conducting early stage research and development initiatives for products under development which may never generate revenue.

The Company is conducting early stage research and development initiatives, and is currently in the process of developing several new products that will require further time consuming and costly research and development. It will be a number of years, if ever, before these products begin to generate revenues. The Company’s developments may never be successful in this regard. The success of the Company will in part depend on its ability to assess the future market potential for its products, the protection of such products, obtaining regulatory approvals, and the quality of its research and development. To achieve sustained profitability, the Company must, alone or with others, successfully develop, protect, obtain regulatory approvals for, and commercialize its product candidates. In addition, to the extent the Company relies upon others for research, development, manufacturing, regulatory, and commercialization activities, the Company’s ability to achieve profitability will be dependent upon the success of such outside parties. Without limiting the generality of the foregoing, either or both of L-DOS47 or Topical Interferon Alpha-2b, the Company’s current primary product candidates which are currently in the Phase II clinical trial phase and the pre-Phase I clinical trial stage, respectively, may never be successfully developed or commercialized.

The scientific research and development activities of Helix involve substantial risks and uncertainties including factors beyond its control which could prevent the Company’s products from becoming commercially viable.

Medical and pharmaceutical research and development is a speculative venture involving substantial risks. It is uncertain that the expenditures to be made by the Company in connection with its research projects will result in any significant or commercial product developments. In addition, factors beyond the control of the Company may affect the commercial viability of any products developed or discovered. These factors include, but are not limited to:

•	unexpected toxicities or lack of efficacy of prospective products that become apparent during the course of research or development that makes them unattractive or unsuitable for human use;

•	preliminary results as seen in animal testing that are not substantiated in human clinical trials;

•	other negative findings or factors that may become apparent during the course of research or development which may result in the discontinuation of the research or development projects;

•
inability to produce products in a commercially viable format, including but not limited to inability to produce a product having adequate shelf-life stability properties to support commercial storage and distribution of the product;

•	unforeseen prohibitive commercial production costs which may result in the Company’s inability to successfully compete in the marketplace;

•	the effect of competition; and

•
a variety of statutes and regulations which govern the manufacture and sale of human therapeutic products. These laws require the approval of manufacturing facilities, including adherence to “good manufacturing practices” during production and storage, the controlled research and testing of products, governmental review and approval of submissions requiring manufacturing, preclinical and clinical data to establish the safety and efficacy of the product for each use sought in order to obtain marketing approval, and the control of marketing activities, including advertising and labeling.

The products currently under development by the Company will require significant development, clinical testing and investment of significant funds prior to their commercialization. The process of obtaining required approvals (such as, but not limited to, the approval of the FDA, TPD, and comparable agencies in Europe), can be costly and time-consuming. Future products may never be successfully developed, prove safe and effective in clinical trials, receive applicable regulatory approvals, or have sufficient commercial properties, such as an acceptable shelf-life, to make them commercially viable. Further formulation work may be required to extend the shelf-life of L-DOS47 and Topical Interferon Alpha-2b for commercial purposes, the outcome of which is not certain and which may prevent either or both products from being commercialized. Potential investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by the Company in view of the extensive regulatory environment which controls its business.

The timing of the Company’s internal goals may change dramatically due to delays, failures, additional data required by regulators and uncertainty in the regulatory approval process.

The Company sets internal goals for and makes public statements regarding its expected timing of meeting the objectives material to its success, including the filing of an IND and CTA for each of L-DOS47 and Topical Interferon Alpha-2b, commencement and completion of clinical trials and anticipated regulatory approval. The actual timing of these forward-looking events can vary dramatically due to factors such as delays or failure in scaling-up the Company’s drug product candidates, delays or failures in clinical trials, the need to develop additional data required by regulators as a condition of approval, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements necessary to commercialize Helix’s product candidates. Without limiting the generality of the foregoing, it is possible that an IND or CTA filing will never be made in respect of either L-DOS47 or Topical Interferon Alpha-2b in the 2009 calendar year or any other products the Company attempts to develop.

The marketability of the Company’s products may be affected by delays and the inability to obtain necessary approvals, and following any market approval, the Company’s products will be subject to ongoing regulatory review and requirements which may continue to affect their marketability.

The research, development, manufacture and marketing of pharmaceutical products are subject to regulation by the FDA and TPD, and comparable regulatory authorities in other foreign countries. These national agencies and other federal, state, provincial and local entities regulate the testing, manufacture, safety and promotion of the Company’s products. We must receive applicable regulatory approval of a product candidate before it can be commercialized in any particular jurisdiction. The research, development, testing and manufacturing of any product candidate we develop independently or in collaboration with third parties, as well as the distribution, marketing, promotion, advertising, and record keeping of such product candidate, are regulated by numerous federal, state, provincial and local governmental authorities, principally the FDA in the United States, and other similar agencies in other countries. The approval procedures in the United States vary depending on such factors as the novelty of the drug and its intended use and also vary among countries. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. The FDA has substantial discretion in the approval process and may refuse to accept any application, may put our IND submissions for L-DOS47 or Topical Interferon Alpha-2b, or both, on hold for an indeterminate amount of time, or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. The development and regulatory approval process in each jurisdiction takes many years, requires the expenditure of substantial resources, is uncertain and subject to delays. In addition, approval by a regulatory authority of one country does not ensure the approval by regulatory authorities of other countries. Failure to obtain regulatory approval, any delay or setback in obtaining regulatory approval, or any limitation on drug use required as a condition of approval could:

•	adversely affect our ability to market any drugs we develop independently or with collaborators;

•
adversely affect our ability to negotiate collaboration or distribution agreements or continue current agreements with certain collaborators or distributors, including our collaborator with respect to Topical Interferon Alpha-2b, who may determine not to provide further quantities of interferon alpha-2b beyond the quantity currently committed, or who may determine not to exercise its option, either of which would adversely affect our further development of Topical Interferon Alpha-2b;

•	impose additional costs and diminish any competitive advantages that we may attain; or

•	adversely affect our ability to generate product sales and/or royalties based on these sales.

Even if we obtain marketing approval in a particular jurisdiction, there may be limits on the approval and our products will be subject to ongoing regulatory review and regulatory requirements in that jurisdiction. If we fail to comply with these requirements, we could lose marketing approval and sales of any approved commercial products could be suspended, and we could face fines and other judicially imposed sanctions, including product seizures, injunction actions and criminal prosecutions. Any regulatory approval subject to limitations on the uses for which the product may be marketed or to conditions of approval, could affect the marketability of the product. In addition, the terms of approval may contain requirements for costly post-market follow-up studies or post-market surveillance to monitor the safety or efficacy of the product, which could reduce our revenues, increase our expenses or render the approved product not commercially viable.

Prior to being made available for commercial use or sale, the Company’s products under development require additional preclinical testing, clinical trials and regulatory approvals, the success of which cannot be assured, nor can any assurances be made that any product will be successfully developed.

The Company’s lead products L-DOS47 and Topical Interferon Alpha-2b are at different stages of development. L-DOS47 is at the preclinical stage of development. The Company is planning to file regulatory dossiers by July 31, 2009, in order to seek approvals to commence Phase I human clinical testing both in North America and Europe. Pending the positive outcome of these clinical investigations, L-DOS47 will then be required to complete further Phase II and Phase III level studies before warranting marketing approvals. Topical Interferon Alpha-2b, on the other hand, is at a more advanced stage of development already under clinical investigation. A Phase II study has been completed in Europe in patients with LSIL. Another Phase II trial is underway in Europe in patients with AGW. The Company is planning to progress to a Phase II pharmacokinetic evaluation in patients with LSIL, as well as to larger, double-blind Phase IIb and Phase III trials in the United States and Europe respectively before seeking marketing authorizations. The Company is planning to file regulatory dossiers by July 31, 2009 for these Phase IIb and Phase III trials. Similarly, for the AGW indication, the Company expects that it will need to conduct larger, double-blind trials beyond the trial currently underway before seeking marketing authorizations for this therapeutic indication. See ITEM 4.B. Important Business Developments – Research and Development Activities - L-DOS47 and Topical Interferon Alpha-2b.

Additional regulatory considerations in Canada and other countries may affect the price of drugs sold and delay necessary approvals of the Company’s drugs.

Problems could arise which could delay or prevent the commercialization of the Company’s products currently under development, and the TPD, FDA, and other foreign regulatory agencies could be unsatisfied with the results of clinical trials and fail to approve the marketing of such products. Certain provincial regulatory authorities in Canada have the ability to determine whether the cost of a drug sold within such province will be reimbursed by a provincial government health plan by listing drugs on formularies. These provincial formularies may affect the prices of drugs sold within provinces and the volume of drugs sold within provinces. In addition to the regulatory approval process, pharmaceutical companies are subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the pharmaceutical industry. The Company cannot predict the time required for regulatory approval, or the extent of clinical testing and documentation that is required by regulatory authorities.

Any delays in obtaining, or failure to obtain regulatory approvals in Canada, the United States, Europe or other foreign countries would significantly delay the development of the Company’s markets and the receipt of revenues from the sale of its products.

The Company must demonstrate the safety and efficacy of its products during the clinical trials at all stages of development in order to obtain regulatory approval for the commercial sale of such products.

The Company must demonstrate through pre-clinical studies and clinical trials that its products being developed, including its L-DOS47 and Topical Interferon Alpha-2b, are safe and efficacious before the Company can obtain regulatory approval for the commercial sale of such products. The results from preclinical studies and clinical trials may not be totally predictive of results obtained in later clinical trials. The clinical trials of the Company or those of the Company’s collaborators may not demonstrate safety and efficacy, necessary to achieve regulatory approvals or may not result in marketable products. A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials and pre-clinical studies. The timing and success of clinical trials depend on various factors, including:

•
sufficient patient enrollment which may be affected by the incidence of the disease studied, the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for a patient to participate in the study and the rate of patient drop-out. Patient enrollment for our Swedish clinical trial of Topical Interferon Alpha-2b has been slower than originally expected. While the Company has received approval for a protocol amendment, it has also recently filed a CTA in Germany to open approximately ten additional study centers so as to attract further patients to the trial. In light of the recruitment challenges to date, the Company is revising the time projected to complete patient enrollment to the end of the Company’s fiscal fourth quarter ending July 31, 2009. There can be no assurance that the patient enrollment rate will improve or that enrollment will be completed by July 31, 2009, or at all. Failure to complete patient enrollment by July 31, 2009 or at all will adversely affect the development of Topical Interferon Alpha-2b for ano-genital warts, which in turn will adversely affect the Company;

•	regulatory agency policies regarding requirements for approval of a drug;

•	our capacity to produce or have produced clinical trial material in sufficient quantities and of sufficient quality to meet the schedule for our planned clinical trials; and

•	performance by third parties, such as clinical research organizations, on whom we rely to support our clinical trials.

A failure of one or more of our clinical trials can occur at any stage of testing. Failure to complete clinical trials successfully and to obtain successful results on a timely basis could have a material adverse effect on the Company.

Helix has direct competition from companies and universities which may render its technology and products obsolete or non-competitive.

Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many competitors and potential competitors of the Company have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Company. Other companies may succeed in developing products earlier than the Company, obtaining regulatory approvals for such products more rapidly than the Company, or in developing products that are more effective than those proposed to be developed by the Company. Research and development by others may render the Company’s technology or products obsolete or non-competitive or result in treatments or cures superior to any therapy developed by the Company. Any therapy that is successfully developed by the Company may not be preferred to any existing or newly developed technologies.

The Company is dependent on third-parties in virtually all aspects of its business and the termination of any of these relationships may have an adverse affect on the Company’s revenues and the development and commercialization of the Company’s products. The Company is dependent on third parties to varying degrees in virtually all aspects of its business. A substantial portion of the Company’s licensing revenues is dependent on royalties collected from a single licensee, and a substantial portion of the Company’s product distribution revenues is dependent on sales of Orthovisc®, which is an FDA approved injection therapy for osteoarthritis of the knee.

The Company is the exclusive distributer of Orthovisc® which is supplied by Anika Therapeutics, in Canada. This contract will expire in April 2009 unless extended by mutual agreement of the parties. Failure to extend this contract would have an adverse affect on the Company’s product revenues and would increase net loss from operations. The termination of such license or supply arrangements, or non-performance by the other parties thereto, would negatively impact the Company’s revenues. While Lumera Corporation terminated its biochip sub-license with the Company effective December 19, 2008, the termination did not have a material effect on the Company as the Company had previously written down the value of the sub-license to nil.  The Company is not aware of any other partners or suppliers contemplating termination of their relationship with the Company at this time.

The Company is also dependent on third parties for the supply of critical raw materials and for the manufacturing of its drug product candidates. Critical supplies may not be available on acceptable terms or at all, manufacturers may not perform, or continue to perform, as needed, and larger capacity manufacturers may not be available on acceptable terms or at all. Any lack of or interruption in supplies of raw materials, and any change in manufacturers, inability to secure new manufacturers, or interruption in manufacturing, would have an adverse impact on the development and commercialization of the Company’s products. Without limiting the generality of the foregoing, in the case of Topical Interferon Alpha-2b, the Company is currently dependent on Schering-Plough for its supply of interferon alpha-2b. The Company currently expects that in order to complete its development program for Topical Interferon Alpha-2b, it will require a further supply of interferon alpha-2b beyond the amount originally agreed to. A long-term supply of interferon alpha-2b may not be available to the Company on acceptable terms or at all. The Company depends and will continue to depend on third parties for the sourcing of certain necessary materials. The Company’s strategy for the development and commercialization of its products involves entering into collaborative arrangements with pharmaceutical companies, medical and research institutions, manufacturers, and other third parties for the research, development, manufacturing, testing, clinical validation, commercialization and marketing of its products. The Company may not be able to establish such collaborative arrangements on favorable terms, or at all, or these arrangements, present or future may not be successful.

In addition, the Company may grant to its collaborative research and development partners rights to license and commercialize any products developed, and in fact the Company has already granted such rights in the case of Topical Interferon Alpha-2b. Such rights would limit (and do limit, in the case of the Topical Interferon Alpha-2b) the Company’s flexibility in considering alternatives for supply of critical materials and therefore, commercialization of such products. Any failure of such arrangement would have a negative impact on the Company. With respect to L-DOS47, the Company is currently dependent on, in addition to third-party manufacturers, suppliers, contract research organizations and others, the NRC and its license to the Company of a lung cancer antibody in order to develop and commercialize L-DOS47. Early termination of the license would have a material adverse effect on the further development of L-DOS47 and may require the cessation of such development, which would have a material adverse effect on the Company.

The Company relies on third-party manufacturers of its products and the inability to maintain reliable manufacturers may prevent the Company from meeting its business objectives.

The Company relies substantially on its ability to secure third-party manufacture of its products for its success. In the case of Topical Interferon Alpha-2b, we have contracted with CPL to scale-up the manufacturing process for the drug candidate for human clinical trials. In the case of L-DOS47, we rely on BioVectra for our current supplies, and will need to identify one or more additional contractors for vialing bulk drug product for human clinical testing. We have relied and will continue to rely heavily on contract manufacturers for the production of product required for our clinical studies, product formulation work, scaling-up experiments and commercial production. We may not be able to obtain new, or keep our current, contract manufacturers to provide these services. Even if we do, contract manufacturers may not be reliable in meeting our requirements for cost, quality, quantity or schedule, or the requirements of any regulatory agencies. As a result, we may not be able to manufacture products in quantities or qualities that would enable us to meet our business objectives. Any such failure would materially adversely affect our business. If we are successful in developing the markets for our products, we would have to arrange for their scaled-up manufacture.

There can be no assurance that we will, on a timely basis, be able to make the transition from manufacturing clinical trial quantities to commercial production quantities successfully or be able to arrange for scaled-up commercial contract manufacturing. Any potential difficulties experienced by us in manufacturing scale-up, including recalls or safety alerts, could have a material adverse effect on our business, financial condition, and results of operations.

We have limited sales, marketing, and distribution experience.

We have limited experience in the sales, marketing, and distribution of pharmaceutical and medical device products. There can be no assurance that we will be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees, or others to perform such activities or that such efforts will be successful. If we decide to market any of our products directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and have a negative impact on our product development efforts. If we contract with third parties for the sales and marketing of our products, our revenues will be dependent on the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, our business, financial condition and results of operations would be materially adversely affected.

If any of our product candidates are approved for sale to the public, we may be unable to sell our products profitably because of the uncertainty of pharmaceutical pricing, reimbursement and healthcare reform measures.

The availability of reimbursement by governmental and other third-party payers affects the market for any pharmaceutical product. These third-party payers continually attempt to contain or reduce the costs of healthcare. There have been a number of legislative and regulatory proposals to change the healthcare system and further proposals are likely. Significant uncertainty exists with respect to the reimbursement status of newly approved healthcare products. In addition, third-party payers are increasingly challenging the price and cost effectiveness of medical products and services. We might not be able to sell our products profitably or recoup the value of our investment in product development if reimbursement is unavailable or limited in scope.

Licenses or rights to use processes, technology, products or information may be terminated or expire, and the Company may be unable to obtain such licenses or rights on favorable terms.

The manufacture and sale of any products developed by the Company will involve the use of processes, technology, products, or information, the rights to certain of which are owned by others. Although the Company has obtained licenses or rights with regard to the use of certain of such processes, technology, products, and information, such as the NRC license of the lung antibody used by the Company for L-DOS47, such licenses or rights may be terminated or expire during critical periods and the Company might not be able to obtain licenses or other rights which may be important to it, or, if obtained, such licenses might not be obtained on favorable terms. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor and such extensions may not be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future. To maintain these agreements in good standing, the Company must abide by the terms of such agreements, and the loss of any of such agreements due to default would have a negative impact on the Company. In particular, the loss of the NRC license for the antibody used in L-DOS47 would have a material adverse effect on the further development of that compound, and may require the cessation of such development, which would have a material adverse effect on the Company. Unless earlier terminated, the NRC license will terminate when the last patent right related to the licensed technology expires, on a country-by-country basis. Patent applications in respect of the technology which is the subject of the license have been filed in Canada, the United States, and as a PCT filing. A patent granted from the application in Canada or the United States would expire on August 17, 2024 and May 25, 2026, respectively.

Claims of infringement by the Company of proprietary rights owned by third-parties may cause the Company to incur expenses in defending against such allegations, or require the Company to modify its products or obtain licenses.

The biotechnology and pharmaceutical industries have experienced substantial litigation involving the manufacture, use and sale of new products that are the subject of conflicting proprietary rights. As a result, there is a substantial risk that the Company, or one or more of its licensors, may become subject to litigation alleging that the Company’s or such licensor’s products and technologies infringe on the proprietary rights of third parties. It is possible that the Company’s products infringe the rights of third parties. Whether or not the Company’s or such licensors products or technologies infringe on the proprietary rights of third parties, the Company or such licensor could incur significant expenses in defending allegations of infringement of proprietary rights. Further, the Company or such licensors may be required to modify its products or obtain licenses for intellectual property rights as a result of any alleged proprietary infringement. The Company or such licensors may not be able to modify their products or obtain licenses on commercially reasonable terms in a timely manner or at all, any of which could adversely affect the Company’s business.

The enforceability of the Company’s patents and the Company’s ability to maintain trade secrets cannot be predicted and such patents or trade secrets may not provide the Company with a competitive advantage against competitors with similar products or technologies.

We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our intellectual property rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We try to protect our intellectual property position by filing patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. If our patents are invalidated, we will lose the ability to exclude others from making, using or selling the invention claimed. Moreover, an issued patent does not guarantee us the right to practice the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our product candidates, selling our products or commercializing our patented technology. Thus, any patents that we own or license from others may not allow us to exploit the rights conferred by our intellectual property protection. Our future and pending patent applications may not result in patents being issued. Even if issued, they may not be issued with claims sufficiently broad to protect our products and technologies or may not provide us with a competitive advantage against competitors with similar products or technologies. Furthermore, others may independently develop products or technologies similar to those that we have developed or discover our trade secrets. In addition, the laws of many countries do not protect our intellectual property rights to the same extent as the laws of Canada and the United States, and those countries may also lack adequate rules and procedures for defending our intellectual property rights. Patents also have a finite life, generally 20 years from the date of initial application. Because pharmaceutical drug development is a long-term proposition involving, among other things, years of research, clinical trials, manufacturing scaling-up, regulatory applications and approvals, a patent applied for at the early stages of research and development of a drug candidate may only protect the patent holder’s rights following the drug’s commercialization for a time period substantially less than 20 years. The amount of remaining life of a patent will ordinarily be a substantial factor in attracting commercialization partners for the underlying drug, and will affect the terms of the arrangement between the Company and any such partner.

In the case of Topical Interferon Alpha-2b, three patents are scheduled to expire in 2013 (See ITEM 4.B – Important Business Developments – Topical Interferon Alpha-2b and Intellectual Property). While the Company made a provisional patent application with the U.S. Patent and Trademark Office in 2007 with a view to further strengthening its patent portfolio for Topical Interferon Alpha-2b, such patent may not be issued. The failure of such patent to be issued may adversely affect the further development of Topical Interferon Alpha-2b, including by reason of the possibility that Schering-Plough may determine not to provide the Company with further quantities of interferon alpha-2b beyond the quantity originally agreed to, and/or may determine not to exercise its option to obtain a worldwide, exclusive license to make, have made, export, use, offer for sale and sell pharmaceutical products containing alpha interferon in combination with the Biphasix™ Technology. Any of these events could have a material adverse effect on the Company.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality undertakings with parties that have access to it, such as our current and prospective distributors, collaborators, employees and consultants.

Any of these parties may breach the undertakings and disclose our confidential information or our competitors might learn of the information in some other way. Enforcing a claim that a third-party illegally obtained and is using our trade secrets is expensive and time consuming and the outcome is unpredictable. In addition, courts outside Canada and the United States may be less willing to or may not protect trade secrets. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business may be materially adversely affected.

The Company may be exposed to liability claims which are uninsured or not sufficiently insured, and any claims may adversely affect the Company’s ability to obtain insurance in the future or result in negative publicity regarding the efficacy of its products.

The sale of products in our distribution operations, the use of any of our unapproved products under development, the use of our products in clinical trials, and, if regulatory approval is received, the sale of such products, may expose us to liability claims which could materially adversely affect our business. Such claims might be made directly by consumers, healthcare providers or by pharmaceutical companies or others selling or consuming such products. We currently have general liability and office contents insurance. This insurance may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss. We may not be able to maintain or obtain commercially reasonable product liability insurance for future products, and any claims under any insurance policies may adversely affect our ability to maintain existing policies or to obtain new insurance on existing or future products. Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could adversely affect public opinion regarding the safety or efficacy of our products. As a result, any product liability claim or recall could materially adversely affect our business.

The Company will be dependent upon reimbursement from third-party payors who may have reimbursement policies which adversely affect the Company’s ability to sell its products on a profitable basis.

In both domestic and foreign markets, sales of the Company’s products, if any, will be dependent in part on the availability of reimbursement from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. The Company’s products may not be considered cost effective by these third-party payors and reimbursement may not be available or, if available, the payors’ reimbursement policies may adversely affect the Company’s ability to sell its products on a profitable basis.

The Company’s business involves environmental risks that could result in accidental contamination, injury, and significant capital expenditures in order to comply with environmental laws and regulations.

Research, development and commercial processes may result in residues that may be environmentally unfriendly. The Company and its commercial collaborators are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials complies with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company is not specifically insured with respect to this liability. The Company (or its collaborators) may be required to incur significant costs to comply with environmental laws and regulations in the future; and the operations, business or assets of the Company may be materially adversely affected by current or future environmental laws or regulations.

The Company’s finances may fluctuate based on foreign currency exchange rates.

The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and U.S. dollar. Foreign exchange risks arise from the foreign currency translation of the Company’s integrated foreign operation in Ireland. The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euro dollars, which are currently used to fund clinical trials of Topical Interferon Alpha-2b in Europe.

In addition, foreign exchange risks arise from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. The Company also receives a revenue stream from royalties denominated in Euro dollars from the license of the Company’s Klean-PrepTM to Helsinn.

The Company’s main objective in managing its foreign exchange risk has been to maintain sufficient Euro dollars on hand to support Euro forecasted cash flows in support of ongoing clinical trials of Topical Interferon Alpha-2b in Europe as well as a hedge against purchase transactions denominated in Euro dollars. The Company has generally maintained minimal cash balances denominated in U.S. dollars due to Canadian dollar’s appreciation against the U.S. dollar and the small amount of purchase transactions denominated in U.S. dollars. As the Company expands its research and development programs, some of these contracted services are being denominated in U.S. dollars. The Company is currently assessing its objectives, as it relates to U.S. denominated foreign exchange transactions, in light of the recent appreciation of the U.S. dollar against the Canadian dollar and other world currencies.

The Company does not currently qualify for listing on a U.S. national exchange, but should it eventually qualify and obtain such a listing, it may continue to rely on Canadian requirements concerning corporate governance issues, in which case, there exists the possibility that Canadian securities requirements will provide less protection than those required under the U.S. national exchange rules.

The Company does not currently qualify for a listing on a U.S. national exchange. Should it eventually qualify and obtain such a listing as a foreign private issuer, then the Company may rely on certain rules of the national exchange, such as NASDAQ Rule 4350(a), which permits a foreign private issuer to follow its home country requirements concerning certain corporate governance issues, rather than comply with the exchange rule. Where an issuer elects to follow its home country requirements, it must disclose in its annual reports filed with the SEC or on its website each such U.S. requirement that it does not follow and must describe the home country practice followed by the issuer in lieu of such requirement. Corporate governance requirements mandated by NASDAQ for domestic issuers but in respect of which the Company could elect to follow its home country practice include:

(i)           majority independence of the board of directors;
(ii)          procedures regarding the compensation of officers;
(iii)         procedures regarding the nomination of directors;
(iv)         adoption of an audit committee charter, contents of the charter and certain audit committee independence requirements;
(v)          annual shareholder meetings;
(vi)         quorum for shareholder meetings;
(vii)        solicitation of proxies;
(viii)       conflicts of interest;
(ix)          matters requiring shareholder approval; and
(x)           auditor registration.

Items (i) through (iii) above are not mandated by Canadian laws, regulations, instruments or rules applicable to the Company (collectively, “Canadian rules”). Instead, the Canadian securities administrators have published a national policy which sets out guidelines regarding such matters, and require disclosure of a company’s corporate governance practices respecting them in any management information circular which solicits proxies for the election of directors. The Canadian guidelines are substantially similar to most of NASDAQ’s rules.

Item (iv) above is mandated by Canadian rules, which are substantially similar to most of NASDAQ’s rules.

Item (v) above is mandated by Canadian rules, with the Canadian rules requiring an annual meeting of shareholders no later than six (6) months after the end of the Company’s preceding financial year. NASDAQ permits an annual meeting of shareholders to be held within one year after the end of the Company’s preceding financial year.

Item (vi) above is mandated by the Company’s by-law, which requires a quorum of two persons present in person, each being a shareholder entitled to vote at the meeting or a duly appointed proxyholder or representative for a shareholder so entitled. NASDAQ requires a minimum quorum of 33-1/3% of the Company’s outstanding stock.

Item (vii) is mandated by extensive Canadian rules which include NASDAQ’s rule.

Item (viii) as mandated by NASDAQ requires that each listed company conduct appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors. Canadian rules generally do not require the Company’s audit committee or another independent body of the Board to conduct this review on an ongoing basis.  In cases where a director or officer is interested in a material contract or material transaction with the Company, the director or officer is required to disclose the nature and extent of his or her interest and, in the case of a director, he or she may not vote on the contract or transaction, unless the contract or transaction: (a) relates primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate; (b) is for indemnity or insurance permitted by the CBCA; or (c) is with an affiliate.

Item (ix) provides that certain corporate actions require shareholder approval. The rules of the TSX on which the Company’s shares are currently listed are similar to most of NASDAQ's rules, with certain variances.   One such variance relates to certain thresholds imposed by the respective stock exchanges respecting certain issuances of shares.  For example, both NASDAQ and the TSX require shareholder approval if a company proposes to issue more than a certain percentage of its listed common shares at a price below, in the case of NASDAQ, the greater of book or market value of the shares, and in the case of the TSX, the market price of the shares (as those terms are defined by the respective stock exchanges).  The NASDAQ threshold is 20% of a company’s outstanding common shares whereas the TSX threshold is 25% of such shares. Similarly, both exchanges require shareholder approval if a certain percentage of the company’s outstanding listed common shares are to be issued to certain related parties, as more particularly described by each exchange.  The NASDAQ threshold is 5% whereas the TSX threshold is 10%.

Item (x) provides that each listed issuer must be audited by an independent public accountant that is registered as a public accounting firm with the Public Company Accounting Oversight Board. Under Canadian rules, the Company’s auditor must be a “participating audit firm”, and must have entered into a participation agreement with the Canadian Public Accountability Board in connection with the Board’s program of practice inspections and the establishment of practice requirements.

NASDAQ does not exempt foreign private issuers from its requirements regarding audit committee responsibilities and authority and certain requirements respecting audit committee independence. Most of these requirements are substantially the same as the Canadian rules.

ITEM 4. INFORMATION ON THE COMPANY

4.A.  History and Progress of the Company

The legal and commercial name of the Company is Helix BioPharma Corp. Helix is a Canadian corporation which was originally formed upon the amalgamation of International Helix Biotechnologies Inc. (“IHB”) and Intercon Pharma Inc. (“IPI”) on July 31, 1995. The Company is a biopharmaceutical company specializing in the field of cancer therapy. Helix is actively developing innovative products for the treatment and prevention of cancer based on its proprietary technologies.

The Company’s common shares trade on the Toronto Stock Exchange in Canada under the symbol “HBP”. In addition, although the Company did not seek to be listed on the Berlin-Bremen, Frankfurt, Munich, Stuttgart and XETRA stock exchanges, the Company’s common shares also trade on these exchanges under the symbol “HBP”.

The Company’s principal executive offices are located at 305 Industrial Parkway South, #3, Aurora, Ontario, Canada, L4G 6X7. The Company’s telephone number is (905) 841-2300.

Our capital expenditures, which principally consist of purchases of manufacturing and scientific equipment, for the previous five fiscal years are as follows:

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2008	$266,000	Purchase of Capital Assets
Fiscal 2007	$63,000	Purchase of Capital Assets
Fiscal 2006	$258,000	Purchase of Capital Assets
Fiscal 2005	$405,000	Purchase of Capital Assets
Fiscal 2004	$392,000	Purchase of Capital Assets

All capital expenditures are related to furniture, fixtures, computers, scientific testing and processing equipment. All capital equipment is located in Canada. There have been no divestures of capital assets. The only interests Helix has in other companies are the 29,678 common shares of Orchid Cellmark Inc., a publicly traded company listed on the NASDAQ. These shares are held as available for sale.

Principal capital expenditures which are currently in progress include $200,000 which is committed predominately for scientific equipment and new financial system hardware/software in Canada and $350,000 which is committed for the purchase of scale-up manufacturing equipment at a third-party manufacturer in the United States. In addition, the Company is projecting an additional $350,000 in capital expenditures for fiscal 2009 but has not currently made any commitments to suppliers. The foregoing expenditures will be paid out of the Company’s cash resources.

4.B.  Important Business Developments

Corporate Overview

Helix was originally formed upon the amalgamation of International Helix Biotechnologies Inc. and Intercon Pharma Inc. pursuant to Articles of Amalgamation on July 31, 1995 under the CBCA. Helix is a biopharmaceutical company developing novel products for the treatment of cancer. Ongoing revenue consists of (i) product revenue including the distribution in Canada of Klean-Prep™ and (ii) royalty payments from Helsinn-Birex relating to its license of the Company’s Klean-Prep™ technology. The Company has also, in the past, earned contract revenue from research and development work performed for Apotex Inc. (“Apotex”). The Company does not anticipate earning any additional contract revenue as it currently has no existing plans to contract its research and development services out to third parties. Instead, the Company is focusing its resources on the development of its L-DOS47 and Topical Interferon Alpha-2b. To date, proceeds from the issuance of our common shares and cash flows from operations have primarily financed our research and development initiatives.

As the Company has several projects in the development stage, it expects to incur additional losses and will require additional financial resources. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis. It is not possible to predict the outcome of future research and development activities or the financing thereof.

The Company conducts some of its own research and development activities through its laboratory facilities in Saskatoon, Saskatchewan, and Edmonton, Alberta, Canada. The Saskatoon facility is primarily dedicated to drug development with emphasis on quality control testing. The Edmonton facility is primarily dedicated to cancer research. In addition, the Company contracts specific projects with several universities and other third-party research and development organizations, as discussed in greater detail below under the heading “Royalty and In-licensing Commitments”.

Research and Development Activities

Helix is focused on developing novel products for the treatment and prevention of cancer. According to the American Cancer Society, cancer is now the second leading cause of death in the developed world, only marginally behind death due to heart disease. The American Cancer Society estimated that there would be 12 million new cases of cancer worldwide in 2007, and 7.6 million deaths due to cancer that year. It has further predicted that the number of cancer deaths, will rise to 17.5 million by 2050.

Helix is principally focused on pursuing the clinical development of two emerging drug products with distinct anti-cancer applications: L-DOS47 and Topical Interferon Alpha-2b. L-DOS47 is the first drug product candidate to emerge from the Company’s DOS47™ development program, and is under development for the treatment of lung adenocarcinoma, the most common form of lung cancer.

Topical Interferon Alpha-2b is currently under development for two HPV-induced indications: cervical LSIL and AGW.

Discussed below is the current research and development stage of each of L-DOS47 and Topical Interferon Alpha-2b, and the next steps the Company currently plans to undertake for each drug candidate. For a general discussion of the regulatory phases each candidate must achieve prior to commercialization, see “Pharmaceutical Regulatory Environment” below. As both drug candidates are in the early stages of development and their continued development will depend on successfully reaching a number of milestones over the next several years, it is not possible at this time to estimate costs and timing to commercial production, or whether commercial production will occur at all. See also ITEM 3.D – Risk Factors.

DOS47™ – A broad anti-cancer therapeutic candidate

In the early part of fiscal 2004, Helix opened an oncology research laboratory at the University of Alberta, in Edmonton, Canada. This facility has been and continues to be the primary center for ongoing research and development work associated with DOS47™. In fiscal 2005 and 2006, work associated with the DOS47™ program primarily focused on targeted agent methodologies and analytical capabilities, acute toxicology studies along with a series of proof of concept studies in animals. Central to the DOS47™’s program in the early stages of research and development was the establishment of conjugate methodologies with the objective of combining DOS47™ with biological targeting agents, such as antibodies.

DOS47™ was conceived to offer a novel approach to cancer therapy by leveraging a natural process in the body called the urea cycle, to produce an anti-cancer effect. DOS47™ is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By doing so at the site of cancerous tissues in the body, DOS47™ is believed to modify the microenvironmental conditions of cancerous cells in a manner that leads to their death.

Among these theorized effects, DOS47™ is believed to stimulate an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. The local production of ammonia at the site of cancerous tissues is thought to readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions. In addition, the enzymatic action of urease at the site of cancerous cells is believed to be repetitive and sustainable due to the plentiful supply of urea that is furnished by the body. Urease is isolated by Helix’s manufacturer, BioVectra, from a naturally occurring plant, jack beans.

The Company has been awarded two DOS47™ patents from the U.S. patent office, both of which will expire in 2022. As a result, Helix has patent protection covering the use of targeted DOS47™-based therapeutics alone and combined with certain weakly basic chemotherapeutic drugs in adjunct treatment applications. Helix intends to pursue the development of DOS47™ both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics, with a view to maximizing its DOS47™ commercialization potential.

Helix continues to explore opportunities to expand its product pipeline with new DOS47™-based therapeutics pending the identification of further tumor targeting agents, such as the lung adenocarcinoma-specific antibody component of L-DOS47.

L-DOS47

Helix’s L-DOS47 is a new drug in development that offers an innovative approach to the treatment of lung cancer. L-DOS47 is designed to function by using a plant-derived compound called urease to act upon a natural substance in the body called urea in order to produce a potent cancer cell killing effect (see “Cancer Cell Killing Mechanism” below). L-DOS47 is an immunoconjugate combining the urease enzyme and a lung adenocarcinoma-specific camelid single domain antibody.

We believe L-DOS47 is unique among any cancer therapeutics currently on the market today because its pharmacological effect is based on a biochemical enzyme reaction, whereby the urease compound reacts with the naturally occurring urea in a continuous manner.

In addition, L-DOS47 is designed to act in a targeted manner, affecting lung cancer cells, of the adenocarcinoma type, preferentially over any other cells in the body. In order to do this, L-DOS47 applies a variation on a technology that has been used in medicines for many years. Specifically, the L-DOS47 drug molecule includes, in addition to the urease compound, a highly specialized single domain antibody, designed to identify an antigenic site predominantly associated with lung adenocarcinoma cells.

Helix commenced development of the concept behind L-DOS47 in 2003. Initially, Helix began working with the urease compound without the addition of the lung cancer-specific antibody entity.

On September 12, 2003, Helix announced that it had shown that urease alone treated human breast cancer tumor xenografts in a controlled experiment with mice. All mice that received urease responded within 48 hours of administration, showing no trace of any remaining living cancerous tissue. Tumor growth continued in control animals that did not receive urease.

Subsequently in June 2004, a preliminary series of further tumor screening studies using urease alone were completed using immune-deficient mice bearing various human cancer xenografts. Among those human cancers studied, mice bearing human lung tumor xenografts appeared most sensitive showing notable growth inhibition and tissue necrosis relative to controls. Sensitivity was also observed in mice bearing human ovarian cancer xenografts.

Helix announced on May 2, 2005 that it had begun to develop its lung cancer-specific drug compound L-DOS47. For this purpose, Helix entered into a worldwide exclusive license with the NRC, through which it obtained the rights to an antibody that specifically binds to lung adenocarcinoma cells with minimal cross reactivity to other tissues. Unless earlier terminated pursuant to the license agreement, the license terminates when the last patent right related to the licensed technology expires, on a country-by-country basis. Helix has certain royalty and milestone payment obligations pursuant to the license agreement. See “Royalty and In-Licensing Commitments – License Agreement with National Research Council” below. A patent application in respect of the antibody has been filed in Canada, the United States and as a PCT filing.

Helix subsequently conducted a series of laboratory investigations that demonstrated the anti-cancer capabilities of the conjugated L-DOS47 drug product using lung cancer laboratory models. Based on this work, Helix initiated a formal pharmaceutical development program for L-DOS47 that is currently underway and includes a variety of pharmacokinetic, toxicology and further efficacy modeling studies in animals, as well as ongoing work to continue to scale-up and optimize a cGMP manufacturing process.

In fiscal 2006, the Company continued its pre-clinical in-vivo and in-vitro research and development work and published selected scientific findings on DOS47™ via a publication in the Journal of Experimental Therapeutics and Oncology (Volume 5, Number 2, 2005, pp 93-99) and a poster presentation at the 5th Annual Congress on Recombinant Antibodies Conference in Zurich, Switzerland. During the year, the Company contracted QSV Biologics to develop a cGMP manufacturing process for L-DOS47 and signed an agreement with the NRC, to assist with the ongoing characterization of the lung specific antibody previously licensed to Helix for its L-DOS47 new drug candidate.

During fiscal 2007, Helix made significant progress in its preclinical development program for L-DOS47. Pharmacology studies were conducted in animals demonstrating that L-DOS47 inhibits the growth of tumors derived from a human lung adenocarcinoma cell line. In addition, pilot repeat-dose animal toxicology studies were conducted, through which L-DOS47 was well tolerated at doses within and above the dose range shown to be efficacious in the tumor growth inhibition studies. These findings are paramount in providing critical supportive evidence for IND filing.

In parallel with these studies, Helix has advanced its scale-up manufacturing program in anticipation of furnishing product for future clinical testing. Helix signed an initial agreement with BioVectra, a division of Diagnostic Chemicals Limited, to manufacture L-DOS47 bulk drug product for human clinical testing, building upon preliminary work the Company had conducted together with a former manufacturing partner. Initial efforts to scale up the cGMP manufacturing process for L-DOS47 faced some obstacles which affected Helix’s IND filing estimate, previously planned for the latter half of the 2007 calendar year.

During fiscal 2008, Helix signed a second agreement with BioVectra to further advance GMP production of the L-DOS47 active drug substance to a scale that is suitable for human clinical testing. The agreement with BioVectra has no fixed term. The agreement is designed to provide the Company with sufficient L-DOS47 bulk drug product to initiate the Company’s planned Phase I clinical trial. The total cost to the Company of services rendered and equipment provided under the agreement at December 31, 2008 was $1,262,000, and is estimated to be up to $2 million in the aggregate in respect of current contracted amounts of product. It is expected that the Company will require additional quantities of product to complete the planned Phase I trial. Helix may terminate the agreement at any time on ninety (90) days’ notice. In addition, either party may terminate the agreement with BioVectra (i) due to an uncured material breach of the other party, (ii) within certain timelines in respect of a force majeure event which affects the other party’s performance, (iii) in respect of the other party’s insolvency, including certain compromises with creditors, or (iv) on the other party’s dissolution or ceasing to carry on business.

Also during fiscal 2008, a process for vialing L-DOS47 in a lyophilized (i.e. freeze-dried) format was developed through the services of U.S.-based KBI Biopharma Inc. and the Company has now identified a fill finish solution provider, Chesapeake Biological Laboratory in Baltimore, for the purposes of vialing bulk drug product for human clinical testing. Jack M. Kay, a director of Helix, is also a director of Cangene Corporation, the parent company of Chesapeake.

Helix has also commenced expanded animal testing and is currently in the process of developing clinical testing protocols so as to satisfy IND regulatory filing requirements and from there intends to seek approval from the FDA for a Phase I clinical study in lung adenocarcinoma patients. As an integral part of the IND process, Helix also intends to conduct a pre-IND meeting with the FDA to confirm its IND submission plans. While all activities for the planned Phase I study are progressing, the Company has experienced some delays with respect to its GMP manufacturing scale-up program, which has impacted the previously projected timeline for the initial pre-IND meeting and subsequent IND filing. The Company now expects the pre-IND meeting to occur during the beginning of the 2009 calendar year and the Phase I IND filing to occur sometime before the end of Helix’s fiscal fourth quarter ending July 31, 2009. In addition, Helix is considering conducting a parallel confirmatory Phase I program in Europe, and is actively investigating the necessary regulatory filing requirements to facilitate this in this same time period.

Helix’s objective for the commercialization of L-DOS47 is to enter into a strategic alliance with a large pharmaceutical company at some point in the future. Before doing so, Helix plans to endeavor to generate value-adding clinical findings demonstrating the safety and efficacy of L-DOS47 in patients.

Cancer Cell Killing Mechanism

It has been documented that many tumors produce an acidic microenvironment. This unique feature provides a growth advantage selective to the cancer calls and also enhances their invasive characteristics. This environment also reduces the effectiveness of some commonly used anti-neoplastic agents and therefore impedes treatment directly.

Helix has developed DOS47™ to combat these unique tumor characteristics directly.

DOS47™ acts by breaking down urea, a natural metabolite, into ammonia in the interstitial medium surrounding the cancer cells. Ammonia is toxic to cancer cells and provides a direct cytotoxic effect on the tumor. Ammonia also raises pH of the interstitial fluids reversing the hostile environment of the tumor and generates a favorable condition for some commonly used anti-neoplastic chemotherapeutics.

L-DOS47 was designed to induce these effects in a targeted manner. It is armed with a lung adenocarcinoma antibody which is expected to deliver DOS47™ to lung adenocarcinoma cells directly through the blood streams.

Market and Competition

Helix believes that there is a substantial market opportunity for L-DOS47 given that (i) its target therapeutic indication, lung adenocarcinoma, represents a significant and unmet medical need afflicting some 40 to 50 percent of the estimated 1.5 million new lung cancer patients annually worldwide and (ii) therapeutics for such oncology applications have commonly been high revenue generators for the pharmaceutical sector.

According to the American Cancer Society, lung cancer is one of the most common forms of cancer and is the leading cause of death due to cancer in men and the second leading cause of death due to cancer in women. The American Cancer Society estimated that there would be 1.5 million cases of lung cancer in 2007. According to the American Lung Association, more people die each year of lung cancer than of colon, breast, and prostate cancers combined.

According to the ACS Lung Cancer Study and the AMC Cancer Reference Information, lung cancer occurs in a variety of types. Of these, the most common and deadly type is adenocarcinoma of the lung, which accounts for upwards of 40%-50% of all cases of lung cancer.

Treatment strategies today for patients with adenocarcinoma of the lung are of limited effectiveness and, given the mortality rates, they are generally considered to be more palliative than curative. If detected early, surgical removal of the cancerous tissue is currently a patient’s best option. However, in the vast majority of cases (70-80%), the cancer is not typically identified until it has advanced to a level at which surgical intervention is no longer an option.

In the cases of inoperable adenocarcinomas of the lung, treatment strategies consist of one or more of today’s leading chemotherapeutic drugs for lung cancer (e.g. platinum therapy, Taxol®, Taxotere® and Gemzar®) used in combination with thoracic radiation therapy. Typically, these regimens relieve symptoms and, at best, delay progression of the disease.

Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Company. However, despite the wide range of available therapies today, and the intense competition, cancer mortality rates have not improved substantially in recent history. In fact, according to the American Cancer Society, it is estimated that over half of the people diagnosed with cancer in the world today will die within 5 years; a mortality rate that is virtually unchanged in the past decade.

Topical Interferon Alpha-2b

Helix is developing Topical Interferon Alpha-2b for the treatment of cervical LSIL and AGW caused by HPV infections. HPV is one of the most common sexually transmitted infections, causing AGW, as well as being linked to a variety of cancers. According to the Centers for Disease Control and Prevention (the “CDC”), more than 50 percent of sexually active men and women in the United States acquire a genital HPV infection at some point in their lives. There are currently approximately 20 million people in the United States infected with HPV, with more than six million new cases arising each year. According to the CDC, by age 50, at least 80% of women will have acquired a genital HPV infection.

Helix’s Topical Interferon Alpha-2b formulation incorporates the Company’s patented Biphasix™ technology (see “Biphasix™ Topical Formulation System” below). The BiphasixTM technology facilitates the delivery of macromolecules such as interferon alpha-2b across the surface of skin/mucosal tissues. Topical Interferon Alpha-2b is designed to deliver interferon alpha-2b therapy to the basal epidermal layer, combating HPV infections where they would otherwise cause abnormal cellular proliferation.

Human leukocyte-derived interferon alpha-2b is a well established recombinantly produced drug therapy with potent antiviral effects that is available today in injectable preparations only. Helix’s Topical Interferon Alpha-2b is intended to offer a superior cream dosage form of interferon alpha-2b, specially designed for the treatment of dermatological disease states.

In December 2000, the Company signed an agreement with Schering Corporation, a subsidiary of Schering-Plough Corporation (“Schering-Plough”), granting it the option to obtain an exclusive worldwide license to use the Company’s Biphasix™ technology in pharmaceutical products containing interferon-alpha. As part of the agreement, Schering-Plough agreed to supply to the Company, at no charge, a quantity of interferon alpha-2b for use in the Company’s Topical Interferon Alpha-2b development program as approved by Schering-Plough, which Helix has agreed to use diligent efforts to conduct. Helix may require additional interferon alpha-2b beyond the quantity originally stated in the agreement, which will require Schering-Plough’s written approval. Schering-Plough’s option may be exercised at any time up to sixty (60) days following its receipt of notice of the successful completion of Phase III clinical trials. Included in the option agreement are terms for the grant of a license to Schering-Plough for the life of the associated patents. Helix’s issued patents have expiration dates ranging from 2013 through 2019 in the United States. Helix currently has an additional patent pending in the United States that if issued, would expire in 2027. Helix has previously filed patent applications relating to Topical Interferon Alpha-2b in Europe and may file further applications in Europe, the United States and elsewhere. If issued, these additional patents may further extend the term of any license granted to Schering-Plough. In the event that Schering-Plough exercises its option, the parties shall have a period of ninety (90) days to negotiate in good faith and enter into a mutually acceptable license agreement for Topical Interferon Alpha-2b. The license agreement shall incorporate the following license fees and royalties:

License fees

$250,000     Exercise of option (within sixty (60) days of phase III completion)
$500,000     NDA filing in the US for Primary Indication
$500,000     HRD filing in the EU for Primary Indication
$2 million   NDA approval in the US for Primary Indication
$1 million   HRD approval in the EU for Primary Indication
$2 million   NDA approval in the US for Secondary Indication
$1 million   HRD approval in the EU for Secondary Indication
$3 million   When Net Sales first reach $50 million per year
$5 million   When Net Sales first reach $100 million per year
$8 million   When Net Sales first reach $150 million per year
--------
$23.25 million    Total fees

Each of the above license fees is only payable once on the first occurrence of the relevant triggering event. No fees have been paid to date as Schering-Plough has not yet exercised its option.

Royalties

5% on Net Sales up to $50 million
6% on Net Sales between $50-$100 million
7% on Net Sales over $100 million

The option agreement will terminate on the expiry of sixty (60) days following Schering-Plough’s receipt of notice of the successful completion of Phase III clinical trials, or in the event of material breach by either party, thirty (30) days after the non-breaching party has given notice of the breach and such breach remains uncured.

Topical Interferon Alpha-2b (LSIL Indication)

Since establishing the agreement with Schering-Plough, Helix has conducted a comprehensive work program with its Topical Interferon Alpha-2b, culminating in the completion of its first Phase II clinical study.

In November 2004, the Company commenced its Phase II clinical study at a university in Germany and on June 2, 2005, opened an additional two clinical studies in Berlin.

The multi-center study in Germany was designed to assess the safety and effectiveness of Topical Interferon Alpha-2b treatment in patients with HPV-positive cervical LSIL. LSIL represents the mild-to-moderate forms of cervical dysplasia that may progress to cervical cancer in women.

In the United States alone, an estimated 1.4 million women annually are diagnosed with LSIL, according to Mark Schiffman, M.D. and Diane Solomon, M.D., Archives of Pathology and Laboratory Medicine, Findings to Date From the ASCUS-LSIL Triage Study, Vol. 127, 946-49 (March 10, 2003). At present, there is no pharmaceutical therapy available to these patients.

The primary study endpoint was cytological in nature, whereby subjects were being evaluated for evidence of resolution of their abnormal Papanicolaou (“Pap”) smear. Other study assessments included pre- and post- treatment histological examinations by way of colposcopy and qualitative assessment of HPV+ status using polymerase chain reaction testing.

The study enrolled 20 patients and a group of 21 untreated women were separately studied as a control population with the expectation of giving a meaningful comparison for assessing the impact of treatment with Topical Interferon Alpha-2b, against today’s standard of care for newly diagnosed LSIL patients, which is no treatment.

On March 30, 2007, the Company announced positive results from the study. Nearly half (46.7%) of the women in the treated per-protocol population experienced resolution of their abnormal Pap smears, compared with only 15.8% of the per-protocol control subjects. Furthermore, the relative difference in the Pap-response rate improved substantially when only the more advanced PapIIID per-protocol women were analyzed. In this subset, none (0.0%) of the untreated control subjects experienced normalization of their Pap smear versus 42.9% of the treated patients.

Based on these findings, Helix plans to progress to large, randomized, placebo-controlled double-blind studies, so as to evaluate the product in an expanded patient population in 2009. Helix is preparing for both an IND and a CTA filing in the United States and Europe respectively. Helix’s objective is to perform two parallel confirmatory pivotal efficacy trials, requiring approximately 400 patients per trial over a two-year period, intended to support marketing authorizations. Building upon the completed German Phase II trial, Helix is pursuing a Phase IIb designation for the U.S. trial, since there has not been any previous clinical experience with the product in North America, and a Phase III designation for the European trial. Helix intends to conduct the European trial at centers in Germany and Austria, and has completed a scientific advice meeting with the German regulatory authority, at which Helix obtained guidance concerning CTA preparation and submission. Furthermore, it is Helix’s intent to commence a small European Phase II pharmacokinetic study in human subjects prior to initiating its planned Phase IIb/III trials. Helix intends to file the CTA for this study during the early part of the 2009 calendar year. The study is being designed, as mandated by regulatory authorities, in order to gather further evidence of the absorption and elimination profile of Topical Interferon Alpha-2b in patients with cervical dysplasia, prior to proceeding with clinical testing of the product on a mass scale. It is Helix’s intention to use interim findings, if possible, from this study in order to provide support for its anticipated regulatory filings to seek approval to conduct the two parallel confirmatory pivotal efficacy trials planned for this therapeutic indication. Helix also intends to conduct a pre-IND meeting with the FDA similar to the scientific advice meeting that the Company has completed with the German regulatory authority, however, the timing of this meeting has not yet been established.

Helix has entered into an agreement with a U.S. contract manufacturing organization, CPL, to further scale-up the Topical Interferon Alpha-2b GMP production process in anticipation of the Phase IIb and III trials in the United States and Europe respectively. Pursuant to this agreement, CPL is to provide the Company with batches of Topical Interferon Alpha-2b for use in clinical trials. Prices are on a per-batch basis. As this agreement is intended to continue after the Phase IIb/III trials currently contemplated, it is not possible for Helix to estimate the total amount it will ultimately pay to CPL. Helix may terminate the agreement at any time on ninety (90) days’ notice. In addition, either party may terminate the agreement (i) due to an uncured material breach of the other party, (ii) within certain timelines in respect of a force majeure event which affects the other party’s performance, (iii) in respect of the other party’s insolvency, including certain compromises with creditors, or (iv) on the other party’s dissolution or ceasing to carry on business. Although all activities for the planned Phase IIb/III trials are progressing, the Company has experienced some delays with the GMP manufacturing scale-up program and expects further delays as a result of its intention to commence the pending human pharmacokinetic study before commencing the planned Phase IIb/III trials. The Company expects both Phase IIb/III IND/CTA filings to occur before the end of the Company’s fiscal fourth quarter ending July 31, 2009, pending success with its human pharmacokinetic study, its GMP manufacturing scale-up program and its further proceedings with the regulatory authorities.

As previously described, the Company expects the confirmatory trials to consist of a Phase IIb trial in the U.S. and a Phase III trial in Europe. Helix expects to file the necessary IND and CTA dossiers, respectively, before the end of the Company’s fiscal fourth quarter ending July 31, 2009, pending success with its pharmacokinetic study plans, ongoing GMP manufacturing scaleup program and further proceedings with regulatory authorities. Helix projects that its parallel confirmatory efficacy trials for Topical Interferon Alpha-2b will require approximately a two- year period to complete, followed thereafter by the preparation and filing of marketing applications. Conducting these trials will require substantial funding beyond the Company’s current resources, for which the Company continues to seek additional capital.

Topical Interferon Alpha-2b (AGW Indication)

At the end of the calendar year 2005, the Company announced approval from Sweden’s drug regulatory authority, the MPA, to conduct a Phase II clinical trial of Topical Interferon Alpha-2b in patients with HPV-induced AGW. The Company, subsequently, on December 11, 2006 announced the commencement of patient enrollment. The trial was initiated at multiple centers in Sweden.

The Phase II clinical trial of Topical Interferon Alpha-2b is of a multi-center, double blind, randomized placebo-controlled trial design. This trial involves a team of investigators across multiple centers with expected enrollment of 120 patients, comparing treatment to placebo over an examination span of four-months per patient. Helix has previously announced that this clinical trial is progressing at a slower pace than originally anticipated due to a lower than expected patient enrollment rate. Helix has received approval by the MPA for a clinical protocol amendment with a view to improving the enrollment rate. In addition, Helix received approval from German regulators to open approximately ten additional study centers, so as to attract further patients to the trial. Helix has also signed an agreement with a prominent German dermatologist, Professor Dr. med. Eggert Stockfleth of the Department of Dermatology, Skin Cancer Center Charité, Universitätsmedizin Berlin, to act as the German coordinating investigator overseeing the German study activities. In light of the recruitment challenges to date, the Company has revised the time projected to complete patient enrollment to the end of the Company’s fiscal fourth quarter ending July 31, 2009.

The BiphasixTM Topical Formulation System

The Biphasix™ Topical Formulation System is a technology for microencapsulating therapeutic compounds in multilayered, lipid-based microvesicles. These microvesicles have complex structures that include a variety of compartments into which drug molecules can be integrated.

The principal application of the technology is in the preparation of topical dosage forms for the dermal (into the skin) or mucosal (into the mucosal tissues) delivery of large, molecular weight, drug compounds. It is hypothesized that the Biphasix™ Topical Formulation System accomplishes this by: (i) causing a temporary increase in the permeation of the skin and mucosal tissues following application, sufficient to allow drug molecules to travel through intercellular pathways to their targeted site(s) of action; and (ii) allowing drug delivery to occur in a controlled manner over time.

Market and Competition

Helix believes that there is a considerable and untapped marketplace for Topical Interferon Alpha-2b as a treatment for the millions of women annually suffering from LSIL or presenting with abnormal Pap smears. As such, Topical Interferon Alpha-2b could have the potential to offer a form of preventative therapy in the cervical cancer field where virtually none exists today.

In addition, Helix is also developing Topical Interferon Alpha-2b as a treatment for externally manifested ano-genital warts, which are also caused by infection with HPV, albeit generally by different subtypes of the virus. This could expand the potential market for the product further. Each year in the United States alone, there are over 750,000 new cases of ano-genital warts diagnosed, according to Domino, Frank J., The 5-Minute Clinical Consult 2008, 296 (Lippincott Williams & Wilkins 2008).

Helix is not aware of any other interferon alpha-2b cream product under development today, although there are other products being developed or sold by our competitors which are also intended to treat such diseases.

Helix believes that its Biphasix™ formulation is specialized and unique among today’s dermal delivery vehicles in being able to offer a stable cream dosage form capable of delivering interferon alpha-2b into the skin and mucosal tissues.

Helix believes that the main products which may offer noteworthy competition for Topical Interferon Alpha-2b as a treatment for cervical and ano-genital HPV infections are emerging HPV vaccines. Companies such as Merck and Co. (“Merck”) and GlaxoSmithKline Inc. (“Glaxo”) have developed vaccines that are designed to protect against infection from several specific subtypes of HPV. Merck’s product, Gardasil®, has received marketing approval in the United States and several other countries and is already being sold. Glaxo’s product, Cervarix®, was recently launched in Europe and approval is pending in the United States. Merck is also developing a new broad spectrum HPV vaccine, V502, which is presently under Phase II clinical development.

While such vaccines have the potential to be significant medical advancements, they are designed primarily to offer a means to prevent adolescent youths from becoming infected in the first place, rather than to treat patients once infection has occurred. Due to the fact such vaccines are intended to be essentially prophylactic in nature rather than therapeutic, their field of use is limited. Furthermore, they may have significant limitations related to the scope and duration of their effectiveness as well as their general acceptance from certain socio-cultural perspectives. For example, some experts believe that a vaccine may lead to controversy because some parents will have problems considering giving a vaccine against an STD to pre-teens. Other parents might not want to vaccinate their children against an STD at all, believing that their children could not be at risk. Others believe that a vaccine might encourage promiscuity, since it could foster the mistaken belief that it protects against all STDs and/or cancers in general.

In contrast, Topical Interferon Alpha-2b is expected to offer a broadly applicable and efficacious therapeutic option to persons that contract virtually any of the wide variety of HPV subtypes linked to the development of cervical cancer and ano-genital warts.

Beyond emerging prophylactic vaccines, various other products may also prove to offer competition to Helix’s Topical Interferon Alpha-2b. Other companies recognize the need for effective therapies for HPV-induced cervical and ano-genital lesions and are exploring the development of a variety of new drug treatments. Furthermore, in the case of ano-genital warts, various topical preparations are already available today delivering therapies such as 5-FU, podophylotoxin, green tea extract and imiquimod with mixed safety and efficacy profiles.

In addition to the use of Topical Interferon Alpha-2b as a treatment for HPV-induced cervical and ano-genital lesions, Helix believes that there is potential to develop the product for additional indications. Specifically, injectable interferon alpha-2b therapy has already been indicated for, or experimentally tested by others against additional widespread dermatological disease states including actinic keratosis, anal dysplasia, Kaposi’s sarcoma, basal cell carcinoma and malignant melanoma. In contrast to injectable administration, Helix believes that its topical preparation could conceivably offer a superior means of delivering potent interferon alpha-2b therapy for the treatment of conditions such as these. However, the Company is not currently allocating resources to these other potential clinical indications, since we are currently directing our resources toward the treatment of HPV-induced cervical and ano-genital lesions.

The following is a list of some of the companies which, based on publicly available information, are developing products which offer competition for Helix’s Topical Interferon Alpha-2b: Tigris Pharmaceutical Inc., 3M Pharmaceuticals and Takeda Global Research and Development Center, Inc., Cancer Research Technology Ltd., Nventa BioPharmaceuticals Corporation (formerly Stressgen Biotechnologies Corporation), MediGene AG, MGI Pharma, Transgene S.A., Roche, and Migenix.

The competitive impacts of these and similar products on Helix’s market penetration with its Topical Interferon Alpha-2b remain to be determined, if and when commercialized. However, it should be noted that many competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Company.

Revenue Generating Activities

Our total revenues by category, as well as selected information regarding our largest customer, are as follows:

	Three Months Ended October 31, 2008 (unaudited)	Three Months Ended October 31, 2007 (unaudited)	Fiscal 2008	Fiscal 2007	Fiscal 2006
Product Revenue	$921,000	$754,000	$2,952,000	$2,764,000	$3,012,000
License Fees and Royalty Revenue	198,000	131,000	639,000	512,000	773,000
Research and Development Contract Revenue	0	0	0	148,000	180,000
Total Revenue	$1,119,000	$885,000	$3,591,000	$3,424,000	$3,965,000

Percentage of revenue generated by largest customer (1)	10%	15%	15%	15%	15%
Percentage of accounts receivable owed from largest customer	10%	6%	28%	24%	23%

(1) The Company’s largest customer is Helsinn, for all periods presented amounts relate to the Klean-Prep royalty. No other customer represents 10% or more of total revenue.

Our total revenues by geographic location are as follows:

Revenue (percentage of total revenues)	Three Months Ended October 31, 2008 (unaudited)	Three Months Ended October 31, 2007 (unaudited)	Fiscal 2008	Fiscal 2007	Fiscal 2006
Product Revenue	$921,000	$754,000	$2,952,000	$2,764,000	$3,012,000
Canada	100%	100%	100%	100%	100%

License Fees and Royalty Revenue	$198,000	$131,000	$639,000	$512,000	$773,000
Canada	0%	0%	0%	0%	0%
Europe	55%	100%	84%	100%	74%
United States	45%	0%	16%	0%	26%

Research and Development Contract Revenue	$0	$0	$0	$148,000	$180,000
Canada	0%	0%	0%	100%	100%

Total Revenue	$1,119,000	$885,000	$3,591,000	$3,424,000	$3,965,000
Canada	81%	85%	82%	85%	81%
Europe	10%	15%	15%	15%	14%
United States	9%	0%	3%	0%	5%

Revenue originating outside of Canada represents license fee and royalty revenues earned by the Company’s Irish subsidiary and the licensing of technology to Lumera Corporation, a U.S. company. The preponderance of the Company’s capital assets are located in Canada.

Drug Distribution in Canada

The Company distributes the following products within several markets in Canada:

•	Orthovisc® a treatment for osteoarthritis of the knee;
•	Gastrointestinal products, including the Company’s own Klean-Prep™;

•	Imunovir™, an immune system modulating drug; and
•	Branded products and over-the-counter drugs which are available without prescription.

Product revenue in fiscal 2008 totaled $2,952,000 and represents an increase of $188,000 or 6.8% when compared to product revenue in fiscal 2007 of $2,764,000. Product sales of Klean-Prep™ continued to grow in fiscal 2008 and were more than offset by lower sales of Orthovisc® in Canada.

Product revenue in fiscal 2007 totaled $2,764,000 and represents a decrease of $248,000 or 8.2% when compared to product revenue in fiscal 2006 of $3,012,000. Higher product sales of Klean-Prep™ were more than offset by lower sales of Orthovisc® in Canada. Orthovisc® revenue was steadily increasing and peaked in the third quarter of 2006 due to the entry of a competitor into the market. Orthovisc® revenue now appears to remain relatively stable.

In February 2004, the Company signed a five year extension of its exclusive distribution agreement with Anika Therapeutic for the distribution of Orthovisc® in Canada. The Company expects to negotiate a renewal of this contract prior to its expiration in April 2009.

The Company’s contract with Newport Pharmaceuticals for the distribution of Imunovir™ in Canada was verbally renewed in December of 2003. Revenues from Imunovir™ represent approximately 7.0% of product revenue. Either party may terminate this agreement at any time.

Operations

All customer service, warehousing and distribution activities are subcontracted to a third-party. The Company believes it could timely replace this relationship with one of similar quality and expense if needed.

Marketing

Products are marketed to Canadian physicians and selected pharmacists via a combination of sales representatives and targeted direct mail programs aimed at maintaining product awareness and providing information about new treatment indications and pricing. Orthovisc® has direct representation in all of the major Canadian markets, while Klean-Prep™ is currently promoted primarily in Ontario.

Competition

The Company experiences intense competition in all of its therapeutic categories with competitors much larger in size and with substantially more financial resources. Many competitors and potential competitors of the Company have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Company. Other companies may succeed in developing products earlier than the Company, obtaining regulatory approvals for such products more rapidly than the Company, or in developing products that are more effective than those proposed to be developed by the Company. Research and development by others may render the Company’s technology or products obsolete or non-competitive or result in treatments or cures superior to any therapy developed by the Company. Any therapy that is successfully developed by the Company may not be preferred to any existing or newly developed technologies.

The Company is experiencing competition to sales of its Klean-Prep™ in Canada. The competing products are perceived as being easier to use with equivalent efficacy. To date the Company has not experienced any downturn in sales due to these competitors. While the Company is not aware of imminent additional entries into this marketplace, other companies may begin to consider entering this therapeutic area based on its recent growth rate.

Orthovisc® has been facing competition from a single-injection product. This product is more convenient for patients versus the 3-injection regimen of Orthovisc®. However, several physicians have reported to the Company that based on their clinical impressions, there is a perceived reduction in efficacy of the competing product. The Company will commence distribution of a single-injection product during 2009, subject to Health Canada approval on a timely basis, which should help it to capture sales lost to this latest competitor.

The Company is aware of two other competitors who are currently conducting clinical trials on single-dose products and their introductions to the Canadian marketplace are expected at the end of calendar 2009 or the beginning of calendar 2010.

Product Revenue

In February 2004, the Company signed a five (5) year extension of its exclusive distribution agreement with Anika Therapeutic for the distribution of Orthovisc® in Canada. The Company expects to negotiate a renewal of this contract prior to its expiration in April 2009.

Assuming the Company’s contract with Anika Therapeutics, which terminates in April 2009, for the distribution of Orthovisc® is renewed, revenue is expected to remain flat for the foreseeable future. The Company continues to actively pursue new product opportunities. Some capacity currently exists for the addition of new products within the existing infrastructure without the need to incur additional fixed costs. All product revenue is generated from sales to third-party customers.

The Company’s revenues by product, licensee fees and royalties, and research and development contract revenue are as follows:

Product	Three Months Ended October 31, 2008	Three Months Ended October 31, 2007	Fiscal 2008	Fiscal 2007	Fiscal 2006
Orthovisc - $'s	502,000	397,000	1,373,000	1,521,000	2,072,000
Orthovisc - %	44.9%	44.9%	38.2%	44.4%	52.3%
Klean-Prep - $'s	310,000	274,000	1,251,000	939,000	727,000
Klean-Prep - %	27.7%	31.0%	34.8%	27.4%	18.3%
Immunovir - $'s	61,000	50,000	194,000	198,000	169,000
Immunovir - %	5.5%	5.6%	5.4%	5.8%	4.3%
Normacol - $'s	56,000	41,000	158,000	132,000	99,000
Normacol - %	5.0%	4.6%	4.4%	3.9%	2.5%
Returns, Discounts & Allowances - $'s	(8,000)	(8,000)	(24,000)	(26,000)	(55,000)
Returns, Discounts & Allowances - %	-0.7%	-0.9%	-0.7%	-0.8%	-1.4%
Total - $'s	921,000	754,000	2,952,000	2,764,000	3,012,000
Total - % of total revenue	82.3%	85.2%	82.2%	80.7%	76.0%

Licensee Fees and Royalties
Klean-Prep - $'s	109,000	131,000	538,000	512,000	571,000
Klean-Prep - %	9.7%	14.8%	15.0%	15.0%	14.4%
Biochip Technology - $'s	89,000	-	101,000	-	202,000
Biochip Technology - %	8.0%	0.0%	2.8%	0.0%	5.1%
Total - $'s	198,000	131,000	639,000	512,000	773,000
Total - % of total revenue	17.7%	14.8%	17.8%	15.0%	19.5%

Research and Development Contract
Revenue
Research and development - $'s	-	-	-	148,000	180,000
Research and development - %	0.0%	0.0%	0.0%	4.3%	4.5%
Total - $'s	-	-	-	148,000	180,000
Total - % of total revenue	0.0%	0.0%	0.0%	4.3%	4.5%

Total - $'s	1,119,000	885,000	3,591,000	3,424,000	3,965,000
Total - % of total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

International Licensing

Klean-Prep™

The Company licenses its proprietary gastro-intestinal lavage product, Klean-Prep™ to Helsinn-Birex Pharmaceuticals Ltd. (“Helsinn”), a subsidiary of Helsinn Healthcare SA, a Swiss company. The license agreement extends to December 31, 2016, and grants Helsinn the right to sell Klean-Prep™ in all countries of the world, excluding the United States and Canada. The Company earns royalties on the sale of Klean-Prep™, which is sold internationally in over 25 countries.

Biochip Technology

Helix has developed biochips based on its proprietary technology as well as from acquired technology. Helix’s biochips are designed for use by biopharmaceutical research companies, institutions and organizations in the study of protein interactions for the purpose of discovering and developing biopharmaceuticals and diagnostics.

On January 25, 2005, the Company announced that it had entered into an exclusive sub-licensing agreement with Lumera Corporation for Helix’s biochip technology, for the purpose of commercializing protein chip sets for the emerging protein array market. The technology subject to the Lumera license included Helix’s proprietary heterodimer technology, as well as molecular sensing technology licensed by the Company from the Governors of the University of Alberta and McGill University. The licensing agreement with Lumera called for both upfront and milestone payments in addition to future royalty payments.

Lumera terminated the sub-license effective December 19, 2008, and paid the required termination payment of US$75,000. As the Company is focusing on the development of its L-DOS47 and Topical Interferon Alpha-2b drug candidates and does not intend to further develop its biochip technology, the Company plans to review the status of its license with University of Alberta and McGill University.

Research and Development Contract Revenue

Helix has conducted third-party topical formulation development work on a fee-for-service basis, in addition to contributing to the ongoing product development and quality assurance functions associated with the Company’s Topical Interferon Alpha-2b development program.

In February 2005, the Company entered into an agreement to identify and characterize a lead formulation for Apotex. This contract was fully completed and the final payment received in the third quarter of fiscal 2007.

The Company currently has no plans to contract its research and development services out to third parties and is focusing its resources on the development of the Company’s L-DOS47 and Topical Interferon Alpha-2b.

Royalty and In-licensing Commitments

License Agreement with National Research Council

Helix announced on May 2, 2005 that it had begun to develop its lung cancer-specific drug compound L-DOS47. For this purpose, Helix entered into a worldwide exclusive license with the NRC, through which it obtained the right to combine an antibody that specifically binds to lung adenocarcinoma cells with minimal cross reactivity to other tissues with Helix’s DOS47™ technology. Unless earlier terminated pursuant to the license agreement, the license terminates when the last patent right related to the licensed technology expires, on a country-by-country basis. The Company is required to pay a royalty of 3% of net sales, with a minimum royalty of $10,000 per year. The Company is also required to make certain milestone payments as follows: $25,000 upon successful completion of Phase I clinical trials; $50,000 upon successful completion of phase IIb clinical trials; $125,000 upon successful completion of phase III clinical trials; and $200,000 upon receipt of market approval by a regulatory authority. A patent application in respect of the antibody has been filed in Canada, the United States, and as a PCT filing. L-DOS47 is still in the pre-clinical stage though the Company intends to seek approval from the FDA for a Phase I clinical study in lung adenocarcinoma patients. The Company expects a pre-IND meeting to occur during the first half of the 2009 calendar year and, pending a positive outcome, a Phase I IND filing to occur sometime before the end of Helix’s fiscal fourth quarter ending July 31, 2009. See “Research and Development Activities – L-DOS47” above.

Amended Royalty Agreement with Dr. Foldvari

Certain of the Company’s products are subject to the following royalty payments to Dr. Marianna Foldvari, a former director and officer of a former subsidiary of the Company:

•	2% of the Company’s net sales revenue received from the marketing, manufacture, distribution or sale of certain products; or

•
in the case of sub-license revenue, 2% of license fees or other revenue received by the Company related to the marketing, manufacture, distribution or sale of certain products which revenue is not allocated by the Company to the further development of the product.

Included in the products subject to the foregoing 2% royalty are PGE1, Alpha Interferon, Gamma Interferon, Acyclovir, Corticosteroids, Methotrexate, Minoxidil, Miconazole, and Tetracycline. Accordingly, any future revenue generated through the commercialization of Topical Interferon Alpha-2b will also be subject to this royalty. The royalty agreement expires on March 27, 2017. See ITEM 7.B. – Related Party Transactions below for additional information regarding Dr. Foldvari.

Other Agreements

In addition to the foregoing, the Company also has:

•
payment commitments to the University of Saskatchewan Technologies Inc. in respect of the licensing or sale by the Company of any prospective products which utilize the Biphasix™ technology and contain prostaglandin E1. The Company does not currently contemplate developing any such products;

•
a License Agreement with the University of Alberta and McGill University with respect to a portion of the Company’s biochip technology, provided, however, as stated above under “International Licensing - Biochip Technology” above, the Company plans to review the status of this agreement, consequent upon the termination of the corresponding sub-license with Lumera Corporation;

•
a License Agreement with the University of Alberta respecting certain heterodimer technology, provided, however, due to the Company’s current focus on L-DOS47 and Topical Interferon Alpha-2b, the Company is currently assessing the status of this agreement;

•
a Research Agreement with the NRC for research and development pertaining to the Company’s heterodimer technologies, pursuant to which the Company is committed to a 1% royalty on sales revenue from all licensed products and services to the NRC. The Company has requested that this agreement be terminated at the end of the 2008 calendar year;

•
a Royalty Sharing Agreement dated September 24, 1998 with the Vaccine and Infectious Disease Organization (“VIDO”). The agreement with VIDO applies to those patents and other intellectual properties, which the parties agree, may be made subject to the agreement from time to time. VIDO will have the right to exploit such property in the animal health care industry, and the Company will have the right to exploit such property in the human health care industry, with each party having the right to receive one-third of the license fees, royalties or other revenue generated from the area exploited by the other. In the case of direct product sales made by the Company or VIDO, the other party will be entitled to a royalty on the net sales revenue received by the selling party, at a royalty rate to be negotiated. As no intellectual property has been made subject to the agreement with VIDO, Helix plans to review the status of this agreement.

Pharmaceutical Regulatory Environment

New drug development

Helix operates within a highly regulated environment. Regional and country specific laws and regulations define the data required to show safety and efficacy of pharmaceutical products, as well as govern testing, approval, manufacturing, labeling and marketing of drugs. These regulatory requirements are a major factor in determining whether a marketable product may be successfully developed and the amount of time and expense associated with this development.

For a pharmaceutical company to launch a new prescription or non-prescription drug, whether innovative (original) or a generic version of a known drug, it must demonstrate to the national regulatory authorities in the countries in which it intends to market the new drug, such as the FDA and the TPD, that the drug is both effective and safe. The system of new drug approvals in North America is one of the most rigorous in the world.

A potential new drug must first be tested in the laboratory (“in vitro studies”) and in several animal species (“pre-clinical”) before being evaluated in humans (“clinical studies”). Pre-clinical studies primarily involve in vitro evaluations of the therapeutic activity of the drug and in vivo evaluations of the pharmacokinetic, metabolic and toxic effects of the drug in selected animal species.

Ultimately, based on data generated during pre-clinical studies, extrapolations will be made to evaluate the potential risks versus the potential benefits of use of the drug in humans under specific conditions of use. Upon successful completion of the pre-clinical studies, the drug typically undergoes a series of evaluations in humans, including healthy volunteers and patients with the targeted disease.

Before undertaking clinical studies, the pharmaceutical company sponsoring the new drug must submit to the FDA, TPD, or other applicable regulatory body, an IND submission. The IND application must contain specified information including the results of the pre-clinical or clinical tests completed at the time of the application. Since the method of manufacture may affect the efficacy and safety of a drug, information on manufacturing methods and standards and the stability of the drug substance and dosage form must also be presented.

The activities which are typically completed prior to obtaining approval for marketing in North America may be summarized as follows:

●	Pre-clinical studies: Conducted in the laboratory using animal models to gain data on the efficacy and metabolism of the therapeutic as well as to identify potential safety issues;

●	Filing of an IND: The pre-clinical results are submitted to the FDA, TPD, or other applicable regulatory body, for approval prior to testing in humans;

●
Phase I Trials: Clinical trials conducted on a small number of subjects to assess safety and the patterns of drug distribution and metabolism in the body. In some cases the initial human testing is conducted on patients and not on healthy volunteers, and therefore it is possible that these studies may show efficacy results typically obtained in Phase II studies. These are referred to as Phase I/II trials.

●
Phase II Trials: Research on groups of patients with the disease in order to develop efficacy, dosages and additional safety data. Typically, a Phase IIa trial uses escalating dose groups and a Phase IIb trial uses a specific dosage with a larger number of patients than a Phase IIa trial, and adds a placebo arm to the trial.

●
Phase III Trials: Large multi-center, well controlled studies conducted with patients to provide statistically relevant proof of efficacy and safety of the therapeutic. Phase II/III trials refer to a combined trial where efficacy and safety are demonstrated.

Following Phase III, the drug sponsor submits a New Drug Application to the FDA or a New Drug Submission to the TPD for marketing approval. Once the data is reviewed and approved by the appropriate regulatory authorities such as TPD and FDA, the drug is deemed ready for sale.

The TPD, FDA and other applicable regulatory bodies will determine whether the drug will be a prescription or non-prescription product based on factors such as the age and history of the drug, the number of patients having reported adverse effects, and how well the drug is documented with respect to safety and efficacy. Given that innovative (original) drugs have no long-term history of public use, it is unlikely that an innovative drug would be approved in the first instance as a non-prescription product.

The approval process for new drugs in Europe is comparable to the approval process of the FDA.

Additional government regulation

In addition to the governmental approvals required in connection with the development of new drugs, government regulation requires detailed inspection and control of research and laboratory procedures, clinical studies, manufacturing procedures and marketing and distribution methods, all of which significantly increases the level of difficulty and the costs involved in obtaining and maintaining the regulatory approval for marketing new and existing products. Moreover, regulatory measures adopted by governments provide for possible withdrawal of products from the market and suspension or revocation of the required approvals for their production and sale in certain exceptional cases. See ITEM 3.D – Risk Factors – Government and Regulatory Approvals and Additional Regulatory Considerations.

Intellectual Property

Patents and other proprietary rights are valuable to Helix, although the patent positions of biotechnology companies such as Helix are generally uncertain and involve complex legal and factual issues. The Company has no assurance that any of its patent applications will result in the issuance of any patents. Even issued patents may not provide the Company with a competitive advantage against competitors with similar technologies, or who have designed around the Company’s patents. Furthermore, the Company’s patents may be struck down if challenged. The laws of many countries do not protect our intellectual property to the same extent as the laws of the United States.

Because of the substantial length of time and expense associated with developing new products, the pharmaceutical, medical device, and biotechnology industries place considerable importance on obtaining patent protection for new technologies, products, and processes. The Company’s policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of our business and with respect to the application of our products and technologies to the treatment of a number of disease indications. The Company’s policy also includes regular reviews related to the development of each technology and product in light of its intellectual property protection, with the goal of protecting all key research and developments by patent.

We seek patent protection in various jurisdictions of the world. We own patents and patent applications relating to our products and technologies in the United States, Canada, Europe, and other jurisdictions around the world. We own trademark registrations and trademark applications associated with our Klean-Prep™, Biphasix™ and DOS47™ technologies in various jurisdictions. The scope and duration of our intellectual property rights vary from country to country depending on the nature and extent of our intellectual property filings, the applicable statutory provisions governing the intellectual property, and the nature and extent of our legal rights. We will continue to seek intellectual property protection as appropriate.

We require our employees, consultants, outside scientific collaborators, and sponsored researchers to enter into confidentiality agreements with us that contain assignment of invention clauses outlining ownership of any intellectual property developed during the course of the individual’s relationship with us.

The Company currently owns or has licensed 18 U.S. patents, of which 7 are in respect of the Biphasix™ technology, 2 are in respect of the DOS47™ technology, and the remaining are with respect to other technology not currently under development by Helix. The Company also has several more patent applications pending in the United States, including one provisional patent application that Helix filed in 2007 with a view to further strengthening its patent portfolio for Topical Interferon Alpha-2b, specifically for the cervical LSIL indication. The Company files its patent applications in the United States along with corresponding PCT Filings to further international patent protection. See also ITEM 3.D. – Risk Factors – Operational Risks.

4.C.  Organizational Structure

The Company was amalgamated on July 31, 1995 under the CBCA. As of April 30, 2008, the Company reorganized its corporate structure. As a result, the Company currently has the following wholly-owned subsidiaries:

Company	Date of Incorporation	Jurisdiction	Ownership
Intercon Pharma Limited	July 31, 1986	Ireland	100% by Helix BioPharma Corp.
Helix Product Development (Ireland) Limited	March 24, 2004	Ireland	100% by Intercon Pharma Limited
Helix BioPharma Inc.	December 4, 2000	Delaware	100% by Helix BioPharma Corp.

4.D.  Property, Plants and Equipment

The Company’s head office is located in a 6,000-sq. ft. leased office and warehouse space located north of Toronto in Aurora, Ontario, Canada. Administration, sales and marketing functions are located at the Aurora office. The Company has renewed the lease for an additional two years, ending February 2010 along with an option to renew the lease for an additional one year.

The Company leases 8,400 sq. ft. of laboratory premises located in Saskatoon, Saskatchewan under a lease that expires on January 31, 2009. The laboratory is currently being used for the further development of Topical Interferon Alpha-2b. The Company expects that this lease will be renewed.

The Company leases approximately 2,800 sq. ft. in Edmonton, Alberta under a lease that expires on January 31, 2009. The Company expects that this lease will be renewed. These premises house the Company’s oncology research laboratory.

The Company has no manufacturing capacity.

The Company believes that its existing facilities are adequate to meet its needs for the foreseeable future.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company for the years ended July 31, 2008, 2007 and 2006 and the accompanying notes thereto included elsewhere in this registration statement. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated by forward-looking information due to factors discussed under ITEM 3.D – Risk Factors and ITEM 4.B – Important Business Development, and elsewhere in this registration statement.

5.A.  Operating Results

Overview

Helix BioPharma Corp. is a Canadian biopharmaceutical company. Ongoing revenue consists of (i) product revenue including the distribution in Canada of Klean-Prep™ and Orthovisc® and (ii) royalty payments from Helsinn-Birex relating to its license of the Company’s Klean-Prep™ technology. The Company has also earned contract revenue from research and development work performed for a third party, which ceased in the third quarter of fiscal 2007.

The Company currently has no existing plans to contract its research and development services out to third parties and is principally focusing its resources on pursuing the clinical development of two emerging drug products with distinct anti-cancer applications: L-DOS47™ and Topical Interferon Alpha-2b. To date, proceeds from the issuance of our common shares and cash flows from these activities have primarily financed our research and development initiatives.

As the majority of the Company’s resources are focused on two emerging drug products in the development stage, the Company expects to incur additional losses for the foreseeable future and will require additional financial resources. The continuation of the Company’s research and development activities and the commercialization of its products is dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis. It is not possible to predict the outcome of future research and development activities or the financing thereof. If the Company is unable to raise additional funds, there is substantial doubt about its ability to continue as a going concern and realize our assets and pay our liabilities as they become due. On October 2, 2008, the Company completed a private placement, issuing 6,800,000 units at $1.68 per unit, for gross proceeds of $11,424,000. The Company’s management believes that the Company’s current level of cash and cash equivalents will be sufficient to execute the Company’s current planned expenditures for the next twelve months.

Critical Accounting Policies and Estimates

The Company prepares its audited consolidated financial statements in accordance with Canadian GAAP. These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.

Significant areas requiring the use of estimates are the determination of the fair value of stock options granted for estimating stock-based compensation expenses, determination of useful lives and assessment of impairment in the value of long-lived assets, such as capital assets, acquired technology under development and patents, the allocation of proceeds to share purchase warrants and the determination of valuation allowance of future tax assets. In determining these estimates, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates.

Stock-Based Compensation

The Company accounts for stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees in accordance with the recommendations of The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-based Compensation and other Stock-based Payments” (“Section 3870”). Section 3870 established standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to employees and non-employees and to employee awards that are direct awards of stock, which call for settlement in cash or other assets, or are appreciation rights that call for settlement by the issuance of equity instrument. The fair value of stock options is measured at the grant date using the Black-Scholes option pricing model and the compensation cost is amortized over the options’ vesting period for employee awards and the service period for non-employee awards. Forfeitures are accounted for as they occur. An additional expense or a negative expense may be recorded in subsequent periods based on changes in the assumptions used to calculate fair value, until the measurement date is reached and the compensation expense is finalized.

Impairment of Long-Lived Assets

The Company’s long-lived assets include capital assets and intangible assets with finite lives. The Company considers a two-step process to determine whether there is impairment of long-lived assets held for use. The first step determines when impairment is recognized while the second measures the amount of the impairment. An impairment loss is recognized when the carrying amount on a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. To test for a measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s property and/or equipment acquired are impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial position and results of operations. Intangible asset write-downs during the 2008, 2007 and 2006 fiscal years totaled $0, $1,332,000 and $0, respectively.

The Allocation of Proceeds to Share Purchase Warrants

The Company allocates proceeds from the issuance of capital, which includes warrants, based on fair value. Assumptions used take into account the offering price, the intrinsic value of the warrants, the price paid for the warrants, and the offering proceeds, in order to determine the share equivalent for each series of warrant issued.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company’s balance sheets.

Selected Annual and Three Month Interim Data

The data below is presented in accordance with Canadian GAAP and refers to Canadian Dollars, in thousands, except for share and per share data.

	Three Months Ended October 31, 2008 (unaudited)	Three Months Ended October 31, 2007 (unaudited)	Year Ended July 31, 2008	Year Ended July 31, 2007	Year Ended July 31, 2006
Statement of Operations:
Revenue
Product Revenue	$921	$754	$2,952	$2,764	$3,012
License Fees and Royalties	198	131	639	512	773
Research and Development Contracts	-	-	-	148	180
Total Revenues	1,119	885	3,591	3,424	3,965

Expenses
Cost of Sales	447	313	1,239	1,139	1,341
Research and Development	1,641	782	5,064	4,116	3,368
Operating, General and Administration	1,310	1,313	4,757	4,418	3,722
Amortization of Intangible Assets	3	7	16	159	594
Amortization of Capital Assets	64	66	254	287	315
Stock-Based Compensation	-	12	44	47	1,710
Interest Income, Net	(205)	(104)	(645)	(496)	(270)
Foreign Exchange Loss (Gain)	150	108	(327)	(9)	16
Impairment of Intangible Assets	-	-	-	1,332	-
Total Expenses	3,410	2,497	10,402	10,993	10,796

Loss Before Income Taxes	(2,291)	(1,612)	(6,811)	(7,569)	(6,831)
Income Taxes	30	32	(153)	(105)	(108)
Net Loss for the Period	(2,321)	(1,644)	(6,964)	(7,674)	(6,939)
Basic and Diluted Loss Per Share	(0.05)	(0.05)	(0.16)	(0.22)	(0.22)
Weighted Average Number of Shares Outstanding	48,518,813	36,335,335	42,469,362	35,615,335	31,409,495

Balance Sheet:
Working Capital	26,534	9,859	19,166	11,468	10,900
Shareholders Equity	27,800	11,266	20,522	12,734	13,881
Capital Stock	81,576	57,350	71,964	57,350	51,944
Total Assets	29,420	12,610	21,666	14,273	15,469

The data below is presented in accordance with U.S. GAAP and refers to Canadian Dollars, in thousands, except for share and per share data.

	Three Months Ended October 31, 2008 (unaudited)	Three Months Ended October 31, 2007 (unaudited)	Year Ended July 31, 2008	Year Ended July 31, 2007	Year Ended July 31, 2006
Statement of Operations:
Revenue
Product Revenue	$921	$754	$2,952	$2,764	$3,012
License Fees and Royalties	198	131	639	512	773
Research and Development Contracts	-	-	-	148	180
Total Revenues	1,119	885	3,591	3,424	3,965

Expenses
Cost of Sales	447	313	1,239	1,139	1,341
Research and Development	1,641	782	5,064	4,360	3,566
Operating, General and Administration	1,310	1,313	4,757	4,418	3,722
Amortization of Intangible Assets	3	7	16	12	12
Amortization of Capital Assets	64	66	254	287	315
Stock-Based Compensation	-	12	44	47	1,710
Interest Income, Net	(205)	(104)	(645)	(496)	(270)
Foreign Exchange Loss (Gain)	150	108	(327)	(9)	16
Impairment of Intangible Assets	-	-	-	-	-
Total Expenses	3,410	2,497	10,402	9,758	10,412

Loss Before Income Taxes	(2,291)	(1,612)	(6,811)	(6,334)	(6,447)
Income Taxes	30	32	(153)	139	90
Net Loss for the Period	(2,321)	(1,644)	(6,964)	(6,195)	(6,357)
Basic and Diluted Loss Per Share	(0.05)	(0.05)	(0.16)	(0.17)	(0.20)
Weighted Average Number of SharesOutstanding	48,518,813	36,335,335	42,469,362	35,615,335	31,409,495

Balance Sheet:
Working Capital	26,534	9,859	19,166	11,468	10,900
Shareholders Equity	27,800	11,266	20,522	12,882	12,463
Capital Stock	81,576	57,350	71,964	57,350	51,944
Total Assets	29,420	12,610	21,666	14,421	14,051

Revenue

Revenue consists of:

•	product revenue, including the distribution in Canada of Klean-Prep™ and Orthovisc®;

•	royalty payments from Helsinn relating to its license of the Company’s Klean-Prep™ technology; and

•
contract revenue from research and development work conducted for a third-party. The last quarter to include any contract revenue from a third-party is the quarter ended April 30, 2007. The Company currently has no existing plans to contract its research and development services out to others, and instead, is focusing its resources on the development of the Company’s L-DOS47 and Topical Interferon Alpha-2b.

Our total revenues by category are as follows:

	Three Months Ended October 31, 2008 (unaudited)	Three Months Ended October 31, 2007 (unaudited)	Fiscal 2008	Fiscal 2007	Fiscal 2006
Product Revenue	$921,000	$754,000	$2,952,000	$2,764,000	$3,012,000
License Fees and Royalty Revenue	198,000	131,000	639,000	512,000	773,000
Research and Development Contract Revenue	0	0	0	148,000	180,000
Total Revenue	$1,119,000	$885,000	$3,591,000	$3,424,000	$3,965,000

Percentage of revenue generated by largest customer	10%	15%	15%	15%	15%

Product Revenue

Product revenue consists mainly of revenue from the sale in Canada of Klean-Prep™ and Orthovisc®. Prior to the fourth quarter of fiscal 2006, Orthovisc® revenues were steadily increasing, and then began to decline due to the entry of a competitor into the market. Orthovisc® revenues, though reduced from the peak in the third quarter of fiscal 2006, have remained relatively stable over the past three quarters. Klean-Prep™ revenue has been steadily increasing on a year over year basis.

License Fees and Royalties

License fees and royalties consist of fees received from Helsinn-Birex pursuant to a license agreement granting Helsinn-Birex the right to sell Klean-Prep™ and fees received from Lumera pursuant to an exclusive sub-license agreement with respect to our biochip technology.

The Company’s license arrangement with Lumera provided for certain minimum royalty payments, which were received by the Company in the third quarters of fiscal 2008 and 2006. Lumera terminated this sub-license agreement effective December 19, 2008.

Research and Development Contracts

Research and development contract revenue consists of payments made to the Company, with respect to third-party typical formulation work on a fee-for-service basis. We currently have no plans to contract our research and development services to others, because we are focusing our resources on the development of L-DOS47 and Topical Interferon Alpha-2b.

Our total revenues by geographic location are as follows:

Annual Revenue (percentage of total revenues)	Three Months Ended October 31, 2008 (unaudited)	Three Months Ended October 31, 2007 (unaudited)	Fiscal 2008	Fiscal 2007	Fiscal 2006
Product Revenue	$921,000	$754,000	$2,952,000	$2,764,000	$3,012,000
Canada	100%	100%	100%	100%	100%

License Fees and Royalty Revenue	$198,000	$131,000	$639,000	$512,000	$773,000
Canada	0%	0%	0%	0%	0%
Europe	55%	100%	84%	100%	74%
United States	45%	0%	16%	0%	26%

Research and Development Contract Revenue	$0	$0	$0	$148,000	$180,000
Canada	0%	0%	0%	100%	100%

Total Revenue	$1,119,000	$885,000	$3,591,000	$3,424,000	$3,965,000
Canada	81%	85%	82%	85%	81%
Europe	10%	15%	15%	15%	14%
United States	9%	0%	3%	0%	5%

Revenue originating outside of Canada represents license fee and royalty revenues earned by the Company’s Irish subsidiary and the licensing of technology to Lumera Corporation, a U.S. company. The preponderance of the Company’s capital assets are located in Canada.

Drug Distribution in Canada

The Company distributes the following products within several markets in Canada:

•	Orthovisc® a treatment for osteoarthritis of the knee;
•	Gastrointestinal products, including the Company’s own Klean-Prep™;
•	Imunovir™, an immune system modulating drug; and
•	Branded products and over-the-counter drugs which are available without prescription.

In February 2004, the Company signed a five year extension of its exclusive distribution agreement with Anika Therapeutic for the distribution of Orthovisc® in Canada. The Company intends to negotiate a renewal of this contract prior to its expiration in April 2009.

The Company’s contract with Newport Pharmaceuticals for the distribution of Imunovir™ in Canada was verbally renewed in December of 2003. Revenues from Imunovir™ represent approximately 7.0% of product revenue. Either party may terminate this agreement at any time.

Cost of Sales

Cost of sales consists of all laid-down costs (sum of product and transportation costs) plus third-party warehousing, handling and distribution costs.

Research and Development

Included in research and development expenditures are costs associated with salaries and fringe benefits, patents, consulting services, third party contract manufacturing, clinical research organization services, leases for research facilities, utilities, administrative expenses and allocations of corporate costs. Current research and development expenditures consist solely of costs related to the development of our L-DOS47 and Topical Interferon Alpha-2b products. Such expenditures vary based upon the various stages of completion that our products have achieved during a particular period.

For L-DOS47, Helix has commenced expanded animal testing and is currently in the process of developing clinical testing protocols so as to satisfy IND regulatory filing requirements and from there intends to seek approval from the FDA for a Phase I clinical study in lung adenocarcinoma patients.

For Topical Interferon Alpha-2b, the Company is working on two indications: LSIL and AGW. As it relates to LSIL, the Company plans to progress to large, randomized, placebo-controlled double-blind studies, so as to evaluate the product in an expanded patient population in 2009. Helix is therefore preparing for both an IND and a CTA filing in the United States and Europe respectively. Helix’s objective is to perform two parallel confirmatory pivotal efficacy trials, requiring approximately 400 patients per trial over a two-year period, intended to support marketing authorizations. With respect to AGW, the Swedish Phase II trial is ongoing and the Company recently filed a CTA in Germany to open approximately ten additional study centers, so as to attract further patients to the trial. The Company has faced challenges in the enrollment rate associated with the AGW trial in Sweden.

Operating, General and Administrative Costs

Operating, general and administrative costs consist of wages and audit and consultancy services. We incurred higher costs with our January 2007 annual shareholder meeting. In addition, we incurred severance costs in the first quarter of fiscal 2008 with respect to the resignation of our former Chairman.

Amortization of Intangible and Capital Assets

Amortization of intangible assets consists of capitalized patents. Amortization of capital assets consists of normal amortization charges for furniture, scientific equipment and computers.

Stock-Based Compensation Expense

Stock-based compensation expense consists of the ongoing amortization of compensation costs of stock options granted on June 30, 2005, over the course of their vesting period.

Interest Income, Net

Interest income, net, consists of interest earned from funds deposited on account with financial institutions.

Foreign Exchange Loss/Gain

Foreign exchange gain/loss consists of exchange transactions from purchases denominated in foreign currency plus foreign exchange translations associated with the Company’s integrated foreign operation in Europe which consist mainly of cash, denominated in Euro dollars.

Impairment of Intangible Assets

Intangible assets are subject to an impairment test under Canadian GAAP. When the carrying amount of the intangible assets is greater than the fair value of the intangible asset, the excess is charged to the income statement as an impairment.

Income Taxes

All income taxes paid by the Company are attributable to the Company’s operations in Ireland.

Summary of Quarterly Results (Canadian GAAP)

The following tables summarize the Company’s unaudited quarterly consolidated financial information for the previous three fiscal years. This data has been derived from the unaudited consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in the Company’s opinion, include all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.

Our revenues per quarter for the previous three fiscal years are as follows:

Revenue	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009	$1,119	-	-	-
Fiscal 2008	$885,000	$791,000	$1,018,000	$897,000
Fiscal 2007	$826,000	$892,000	$864,000	$842,000
Fiscal 2006	$906,000	$1,105,000	$1,099,000	$855,000

The Company has generated revenues principally from two sources: product sales; and license fees and royalties. Until the third quarter of fiscal 2007, the Company also generated revenues from contract research and development.

Product sales consist mainly of revenue from the sale in Canada of both Klean-PrepTM and Orthovisc®. Prior to the fourth quarter of 2006, sales of Orthovisc® were steadily increasing, and then began to decline due to competitive market factors while revenues from Klean-PrepTM continued to grow, offsetting the declines in sales of Orthovisc®.

License fees and royalty revenues have remained consistent over the quarters, with the exception of the third quarter for both fiscal 2008 and 2006, when the Company received minimum royalty payments from its technology sub-license arrangement with Lumera Corporation. Lumera terminated this sub-license agreement effective December 19, 2008.

Our net earnings (loss) per quarter for the previous three fiscal years are as follows:

Net (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009	($2,321)	-	-	-
Fiscal 2008	($1,644,000)	($1,526,000)	($1,139,000)	($2,655,000)
Fiscal 2007	($1,342,000)	($1,900,000)	($1,523,000)	($2,909,000)
Fiscal 2006	($1,451,000)	($1,311,000)	($1,360,000)	($2,817,000)

Quarterly net losses have remained consistent on a quarter over quarter basis with the exception of the second quarter of fiscal 2007 and the higher than average losses in the fourth quarters of each of the last three fiscal years. The large increase in the second quarter of fiscal 2007 reflects the significantly higher than normal costs for an annual shareholder meeting of Helix shareholders due to dissident shareholder action and were mainly attributable to higher legal, investor relations, proxy solicitation and related meeting costs. The first quarter of fiscal 2008 has higher than normal Operating/General/Administration expenses due to a one-time payment of $434,000 with respect to the resignation of the Company’s Chairman. The larger fourth quarter net loss in fiscal 2008 represents the scale-up of research and development activities, while the larger fourth quarter losses in fiscal 2007 and 2006 reflect a combination of stock-based compensation expenses and/or one time write downs of intellectual property.

Our net earnings (loss) per share for each quarter for the previous three fiscal years are as follows:

Earnings Per Share (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009	($0.05)	-	-	-
Fiscal 2008	($0.05)	($0.04)	($0.03)	($0.04)
Fiscal 2007	($0.04)	($0.05)	($0.04)	($0.09)
Fiscal 2006	($0.05)	($0.04)	($0.04)	($0.09)

Quarterly net loss per share has remained relatively consistent on a quarter over quarter basis with the exception of the fourth quarters in each of the last three fiscal years, as described above. The Company had 24,768,726 common shares issued at the beginning of the first quarter in fiscal 2005 and issued an additional 11,560,609 common shares at prices ranging between $1.71 and $2.19 per share, for aggregate proceeds of $21,850,500 in fiscal 2005, 2006 and 2007. In addition, the Company issued 6,000 common shares, as a result of options exercised in fiscal 2006. At the end of the fourth quarter of fiscal 2007, the Company had 36,335,335 common shares issued and outstanding. In the second quarter of fiscal 2008, the Company issued an additional 10,040,000 common shares at a price of $1.68 per share for aggregate proceeds of $16,867,200, resulting in 46,375,335 issued and outstanding common shares at the end of the fiscal fourth quarter in 2008. Subsequently, on October 2, 2008, the Company issued 6,800,000 units at $1.68 per unit for gross proceeds of $11,424,000. Each unit consists of one common share and one-half common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.36 until 5pm (Toronto time) on October 1, 2011. The Company’s outstanding common shares upon closing the private placement totaled 53,175,335.

Three Months Ended October 31, 2008 vs. October 31, 2007

Loss for the Period

During the first quarter of fiscal 2009, the Company recorded a loss of $2,321,000 or $0.05 per common share, resulting in a higher loss of $677,000 when compared to the first quarter of fiscal 2008. The Company recorded a loss of $1,644,000, or $0.05 per common share in the first quarter of fiscal 2008.

Revenues

Total revenues in the first quarter of fiscal 2009 totaled $1,119,000 and represent an increase of $234,000 or 26.4% when compared to total revenues in the first quarter of fiscal 2008 of $885,000.

Product Revenue

Product revenues totaled $921,000 in the first quarter of fiscal 2009 and represent 82.3% of total revenues. When compared to the first quarter of fiscal 2008, product revenues increased by $167,000 or 22.1% and are primarily driven by the higher product sales of Orthovisc®.

License Fees and Royalty Revenue

License fees and royalties totaled $198,000 in the first quarter of fiscal 2009 and represent 17.7% of revenues. When compared to the first quarter of fiscal 2008, license fees and royalties were higher by $67,000 or 51.1%. License fees and royalty revenues are comprised solely of royalties related to sales of Klean-Prep™ outside of Canada except in the first quarter of fiscal 2009 which includes a US$75,000 termination payment from Lumera Corporation.

Research and Development Contract Revenue

The Company had no research and development contract revenue in both the first quarters of fiscal 2009 and 2008.

Cost of Sales and Margins

Cost of sales in the first quarters of fiscal 2009 and 2008 totaled $447,000 and $313,000, respectively. Margins, on a percentage basis, in the first quarters of fiscal 2009 and 2008 were 51.5% and 58.5%, respectively. The decrease in margins reflects higher purchase costs resulting from a lower Canadian dollar versus both the U.S. dollar and the Euro. In addition, some competitive pricing in the current market has also resulted in lower pricing to customers.

Research & Development

Research and development costs in the first quarters of fiscal 2009 and 2008 totaled $1,641,000 and $782,000, respectively, for an increase of $859,000. Higher research and development costs in the first quarter of fiscal 2008 reflect increased costs for both L-DOS47 and Topical Interferon Alpha-2b programs with the latter representing the majority of the research and development expenditures in the quarter. Research and development expenditures were split relatively equally amongst the L-DOS47, LSIL and AGW initiatives, with slightly higher expenditures associated with AGW due to the activities to enhance patient enrollment including the expansion of the trial to open study centers in Germany.

Operating, General & Administration

Operating, general and administration expenses in the first quarter of fiscal 2009 totaled $1,310,000 and represent a decrease of $3,000 when compared to the expenses in the first quarter of fiscal 2008 of $1,313,000. Higher legal, audit and consulting fees in the first quarter of fiscal 2009 were offset by lower wages due to the one time charge of $434,000 relating to the resignation of the Company’s Chairman in the first quarter of fiscal 2008.

Amortization of Intangible and Capital Assets

Amortization of intangible assets in the first quarters of fiscal 2009 and 2008 totaled $3,000 and $7,000, respectively. Amortization of capital assets in the first quarter of fiscal 2009 and 2008 totaled $64,000 and $66,000, respectively.

Stock-Based Compensation

Stock-based compensation expense in the first quarters of fiscal 2009 and 2008 totaled $nil and $12,000, respectively. The stock-based compensation expense in the first quarter of fiscal 2008 relates to the ongoing amortization of compensation costs of stock options granted on June 30, 2005, over their vesting period. All outstanding stock options were fully vested prior to August 1, 2008.

Interest Income

Interest income in the first quarters of fiscal 2009 and 2008 totaled $205,000 and $104,000, respectively, and is mainly the result of higher cash balances.

Foreign Exchange Loss

Foreign exchange losses in the first quarters of fiscal 2009 and 2008 totaled $150,000 and $108,000, respectively. Foreign exchange losses are mainly the result of the foreign currency translation of the Company’s integrated foreign operation in Ireland. The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euro dollars, which are used to fund clinical trials of Topical Interferon Alpha-2b in Europe. In addition, U.S. dollar purchases of inventory for distribution in Canada also contributed to the foreign exchange loss.

Income Taxes

Income tax expense in the first quarters of fiscal 2009 and 2008 totaled $30,000 and $32,000, respectively. All income taxes are attributable to the Company’s operations in Ireland.

Year Ended July 31, 2008 vs. Year Ended July 31, 2007

Loss for the Period

The Company recorded a loss of $6,964,000 and $7,674,000, respectively, for the fiscal periods ended July 31, 2008 and 2007, for a loss per common share of $0.16 and $0.22, respectively.

Product revenue along with license fees and royalties contributed to the increase in revenue in fiscal 2008 when compared to fiscal 2007 while research and development contract revenue of $0 in fiscal 2008 was lower than fiscal 2007. The Canadian dollar’s increasing strength over the last three fiscal years moderated in fiscal 2008.

Overall expenses in fiscal 2008 were lower than in fiscal 2007. Higher interest income and foreign exchange gains in fiscal 2008 offset higher research and development expenditures and operating, general and administrative expenditures, in addition to a one time write down of intangible assets in fiscal 2007.

Revenues

Total revenues in fiscal 2008 were $3,591,000 and represent an increase of $167,000 or 4.9% when compared to total revenues in fiscal 2007 of $3,424,000. Product revenue along with license fees and royalties contributed to the increase in revenue in fiscal 2008 when compared to fiscal 2007, while research and development contract revenue of $0 in fiscal 2008 was lower than fiscal 2007.

Product Revenue

Product revenue in fiscal 2008 totaled $2,952,000 and represents an increase of $188,000 or 6.8% when compared to product revenue in fiscal 2007 of $2,764,000. Product sales of Klean-Prep™ continued to grow in fiscal 2008 and more than offset lower sales of Orthovisc® in Canada. Orthovisc® revenue now appears to be relatively stable.

License Fees and Royalty Revenue

License fees and royalties in fiscal 2008 totaled $639,000 and represent an increase of $127,000 or 24.8% when compared to fiscal 2007. The increase is mainly the result of a milestone payment from the sub-licensing arrangement of the Company’s biochip technology to Lumera Corporation. Subsequent to the end of fiscal 2008, Lumera provided notice of its termination of the sub-license agreement effective December 19, 2008 and paid the required termination payment of US$75,000.

Research and Development Contracts

Research and development contract revenue in fiscal 2008 totaled $0 and represents a decrease of $148,000 when compared to fiscal 2007. The Company completed a research and development contract in the third quarter of fiscal 2007. The Company currently has no plans to contract its research and development services out to third parties, as the Company is focusing its resources on the development L-DOS47 and Topical Interferon Alpha-2b.

Cost of Sales

Cost of sales in fiscal 2008 and 2007 totaled $1,239,000 and $1,139,000, respectively. As a percentage of product revenues, cost of sales in fiscal 2008 and 2007 were 42.0% and 41.2%, respectively. The Canadian dollar’s strength over the last three fiscal years has moderated in fiscal 2008 and was range bound during the year, reflecting slightly higher cost of sales.

Research and Development

The following table sets forth the research and development expenditures for L-DOS47 and Topical Interferon Alpha-2b during fiscal 2008 and 2007:

Research/Development Expenditures	Fiscal 2008	Fiscal 2007
DOS47	$2,876,000	$2,302,000
Topical Interferon Alpha-2b	$2,188,000	$1,814,000
Total Research and Development Expenditures	$5,064,000	$4,116,000

Research and development expenditures in fiscal 2008 totaled $5,064,000 and represent an increase of $948,000 or 23.0% when compared to fiscal 2007. L-DOS47 and Topical Interferon Alpha-2b reflect an increase of 20.6% and 25.0%, respectively. The increase in L-DOS47 research and development expenditures reflect advancing preclinical costs in preparation for pre-IND meetings and a Phase I IND filing which is anticipated to occur before July 31, 2009, being the end of the fourth quarter of fiscal 2009. The increase in research and development expenditures related to Topical Interferon Alpha-2b reflect additional costs of preparing to open additional sites in Germany for the AGW clinical trial and the expected Phase IIb/III IND/CTA filings for the LSIL clinical trial, anticipated to occur before the end of the fourth quarter of fiscal 2009.

As both L-DOS47 and Topical Interferon Alpha-2b are in the early stages of development and their continued development will depend on successfully reaching a number of milestones over the next several years, it is not possible at this time to estimate costs and timing to commercial production, or whether commercial production will occur at all. Such milestones include, without limitation, successfully completing a series of clinical trials, obtaining regulatory approvals, and successfully up-scaling the manufacturing process through to commercial production. In the event that one or more of these milestones are not reached successfully or in a timely manner, the further development of the drug product candidate will be adversely affected or abandoned, which would have a material adverse effect on the Company.

Operating, General and Administration

Operating, general and administration expenses in fiscal 2008 totaled $4,757,000 and represent an increase of $339,000 or 7.7% when compared to fiscal 2007. Operating, general and administration expenses in fiscal 2008 reflect higher audit and consulting fees and a one time charge of $434,000 relating to the resignation of the

Company’s Chairman. Offsetting these costs were lower marketing promotional costs and legal fees associated with the January 2008 annual general meeting.

Amortization of Intangible and Capital Assets

Amortization of intangible assets in fiscal 2008 totaled $16,000 and represents a decrease of $143,000 when compared to fiscal 2007. Certain intangible assets were fully amortized in fiscal 2007 and prior years, resulting in the lower amortization expense in fiscal 2008 and on a forward-going basis. Intangible assets are amortized on a straight-line basis. Amortization of capital assets in fiscal 2008 decreased marginally when compared to fiscal 2007.

Stock-Based Compensation

Stock-based compensation expenses in fiscal 2008 totaled $44,000 and represent a decrease of $3,000 when compared to fiscal 2007. The Company did not issue any stock options in fiscal 2008 and the stock-based compensation expenses during the year represent the ongoing amortization of compensation costs of stock options granted on June 30, 2005, over their vesting period.

Interest Income

Interest income totaled $645,000 in fiscal 2008 and $496,000 in 2007. The increase is primarily the result of higher on hand cash balances in fiscal 2008 versus fiscal 2007.

Foreign Exchange Loss/Gain

The Company recorded a foreign exchange gain of $327,000 in fiscal 2008, which compares favourably to the foreign exchange gain of $9,000 which was realized in fiscal 2007. The Canadian dollar’s strength over the last three fiscal years moderated in fiscal 2008 while the Euro dollar appreciated against all currencies. The net assets in Europe consist mainly of cash and cash equivalents, denominated in Euro dollars and are used to fund clinical trials of the Topical Interferon Alpha-2b in Europe.

Impairment of Intangible Assets

Impairment of intangible assets totaled $0 in fiscal 2008 and $1,332,000 in fiscal 2007. The Company previously determined that expected future cash flows may not exceed the carrying value of its biochip technology and in fiscal 2007 recorded an impairment of its biochip technology.

Income Taxes

Income tax expenses totaled $153,000 in fiscal 2008 and $105,000 in fiscal 2007. Income taxes are attributable to the Company’s operations in Ireland where royalty revenue remained flat on a year over year basis.

Year Ended July 31, 2007 vs. Year Ended July 31, 2006

Results from Operations

For fiscal 2007, the Company recorded a net loss of $7,674,000, which represents an increase of $735,000 when compared to fiscal 2006. The net loss per common share for fiscal 2007 was $0.22 and remained unchanged when compared to fiscal 2006.

Product revenue, license fees and royalties as well as research and development contract revenue all contributed to the decrease in revenue in fiscal 2007 when compared to fiscal 2006.

The Canadian dollar continued to strengthen in fiscal 2007 versus 2006 resulting in lower product cost and a continued improvement in product margins.

Overall expenses in fiscal 2007 and 2006 remained relatively flat, yet during these periods, research and development and operating, general and administrative expenditures continued to increase. Offsetting these increasing costs were lower amortization expenses of intangible and capital assets, increasing interest income, and a combination of either stock-based compensation expenses or one time write downs of intangible assets.

Revenues

Total revenues in fiscal 2007 were $3,424,000 and represent a decrease of $541,000 or 13.6% when compared to total revenues in fiscal 2006 of $3,965,000. Product revenue, license fees and royalties as well as research and development contract revenue all contributed to the decrease in revenue in fiscal 2007 when compared to fiscal 2006.

Product Revenue

Product revenue in fiscal 2007 totaled $2,764,000 and represents a decrease of $248,000 or 8.2% when compared to product revenue in fiscal 2006 of $3,012,000. Higher product sales of Klean-Prep™ were more than offset by lower sales of Orthovisc® in Canada. Orthovisc® revenue was steadily increasing and peaked in the third quarter of fiscal 2006, then declined due to the entry of a competitor into the market.

License Fees and Royalties

License fees and royalties in fiscal 2007 totaled $512,000 and represent a decrease of $261,000 or 33.8% when compared to fiscal 2006. The decrease is mainly the result of lower milestone revenues from the sub-licensing arrangement of the Company’s biochip technology to Lumera.

Research and Development Contracts

Research and development contract revenue in fiscal 2007 totaled $148,000 and represents a decrease of $32,000 or 17.8% when compared to fiscal 2006. The total research and development contract revenue over the last three years represents an agreement entered into by the Company with Apotex and reflects the timing of milestone payments. This contract was completed and the final payment received in the third quarter of fiscal 2007. The Company currently has no existing plans to contract its research and development services out to others and instead, is focusing its resources on the development of the Company’s Topical Interferon Alpha-2b.

Cost of Sales

Cost of sales in fiscal 2007 and 2006 totaled $1,139,000 and $1,341,000, respectively. As a percentage of product revenues, cost of sales in fiscal 2007 and 2006 were 41.2%, 44.5%, respectively. The Canadian dollar’s continued strength in fiscal 2007 and 2006 was the main reason for the lower product cost of sales and, in turn, higher product margins.

Research and Development

The following table sets forth the research and development expenditures for L-DOS47 and Topical Interferon Alpha-2b during fiscal 2007 and 2006:

Research/Development Costs	Fiscal 2007	Fiscal 2006
DOS47	$2,302,000	$1,328,000
Topical Interferon Alpha-2b	$1,814,000	$1,881,000
Other	$0	$159,000
Total Research and Development Costs	$4,116,000	$3,368,000

Research and development expenditures in fiscal 2007 totaled $4,116,000 and represent an increase of $748,000 or 22.2% when compared to fiscal 2006. The increase is mainly due to advancing preclinical costs related to L-DOS47. Research and development expenditures related to Topical Interferon Alpha-2b remained relatively flat, with lower expenditures resulting from the conclusion and reporting of the phase II German study results in April 2007 being offset by higher expenditures from the December 2006 commencement of patient enrollment in the new phase II trial in Sweden.

Operating, General and Administration

Operating, general and administration expenses in fiscal 2007 totaled $4,418,000 and represent an increase of $696,000 or 18.7% when compared to fiscal 2006. A shareholder proxy dispute significantly increased the cost related to the Company’s annual shareholder meeting held on January 23, 2007 and represented the bulk of the increase in operating, general and administration expenses. The higher than normal costs for an annual shareholder meeting of Helix shareholders, were mainly attributable to higher legal, investor relations, proxy solicitation and related meeting costs. The Company incurs higher premiums for director and officer insurance, wages and other consulting services. These increased expenses were partially offset by lower marketing promotional costs and sales commissions.

Amortization of Intangible and Capital Assets

Amortization of intangible assets in fiscal 2007 totaled $159,000 and represented a decrease of $435,000 when compared to fiscal 2006. A certain intangible asset was fully amortized in fiscal 2006, resulting in the lower amortization expense both in the fiscal year and on a go forward basis. Intangible assets are amortized on a straight-line basis. Amortization of capital assets in fiscal 2007 and 2006 decreased marginally on a year-over-year basis and was mainly the result of lower capital asset purchases over the two fiscal years.

Stock-Based Compensation

Stock-based compensation expense in fiscal 2007 totaled $47,000 and represented a decrease of $1,663,000 when compared to fiscal 2006. The Company did not issue any stock options in fiscal 2007 and the stock-based compensation expense during the year represents the ongoing amortization of compensation costs of stock options granted on June 30, 2005, over their vesting period. The decrease is a result of the expense for the fair value of the 931,000 options issued by the Company in fiscal 2006.

Interest Income

Interest income totaled $496,000 in fiscal 2007 and $270,000 in 2006. The increase is mainly the result of higher on hand cash balances and interest rates over the two fiscal years.

Foreign Exchange Loss/Gain

The Company realized a foreign exchange gain of $9,000 in fiscal 2007, which compares favorably to the foreign exchange losses realized in 2006, which totaled $16,000. The Canadian dollar appreciation against the U.S. Dollar over the past two years reversed the foreign exchange losses of previous years that resulted from the net assets of the Company’s integrated foreign operation in Europe. The net assets in Europe consist mainly of cash and cash equivalents, denominated in euro currency and are used to fund clinical trials of the Topical Interferon Alpha-2b in Europe.

Impairment of Intangible Assets

An impairment of intangible assets totaled $1,332,000 in fiscal 2007 and $0 in 2006. The Company believed future cash flows may not exceed the carrying value of its biochip technology and in fiscal 2007 recorded an impairment of its biochip technology.

Income Taxes

Income tax expenses totaled $105,000 in fiscal 2007 and $108,000 in fiscal 2006. Income taxes are attributable to the Company’s operations in Ireland where royalty revenue remained flat on a year over year basis.

Recent Canadian Accounting Pronouncements

Accounting Changes

As of August 1, 2007, the Company adopted the new recommendations of the CICA Handbook Section 1506, Accounting Changes. Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and/or relevant information. These recommendations also required changes in accounting policy to be applied retrospectively, unless doing so is impracticable, requires prior period errors to be corrected retrospectively, requires enhanced disclosures about the effect of changes in accounting policies, estimates and errors on the financial statements and requires disclosure of new primary sources of Canadian GAAP that have been issued but not yet effective.

Financial Instruments

In January 2005, the CICA issued Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 1530, Comprehensive Income; Section 3251, Equity; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3865, Hedges. The new standards were effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006, specifically August 1, 2007 for the Company. The new standards require presentation of separate statement of comprehensive income under specific circumstances. Derivative financial instruments are recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges is reported in comprehensive income.

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically August 1, 2008 for the Company. The Company has not yet determined the impact of the adoption of this change on the disclosure in its consolidated financial statements.

Financial Instruments – Disclosure

CICA Handbook Section 3862, Financial Instruments – Disclosure, increases the disclosure currently required that will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risk arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically August 1, 2008 for the Company. The Company has not yet determined the impact of the adoption of this change on the disclosure in its consolidated financial statements.

Financial Instruments – Presentation

CICA Handbook Section 3863, Financial Instruments – Presentation, replaces the existing requirements on presentation of financial instruments which have been carried forward unchanged to this section. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically August 1, 2008 for the Company. The Company does not expect the adoption of this standard to have any impact on the consolidated financial statements.

Inventories

CICA Handbook Section 3031, Inventories, replaces Section 3030 and establishes new standards for the measurement and disclosure of inventories. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, specifically August 1, 2008 for the Company. The Company has not yet determined the impact of the adoption of this change on the disclosure in its consolidated financial statements.

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, specifically August 1, 2008 for the Company. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

International Financial Reporting Standards

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a transition period to end in 2011. Management has not yet determined the impact of the transition to IFRS on the Company’s consolidated financial statements. The Company plans to address the impact of the IFRS on the Company’s consolidated financial statements during the year ending July 31, 2009.

Recent U.S. Accounting Pronouncements

Accounting for uncertainty in income taxes

In June 2006, the FASB approved FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, in interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes. It also requires additional financial statement disclosures about uncertain tax positions. FIN 48 is effective for interim and annual financial statements issued by the Company after August 1, 2007. The implementation of FIN 48 had no impact on the Company’s opening deficit.

Fair value measurements

In September 2006, the FASB issued FASB Statement No. 157 (“SFAS 157”), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years, specifically August 1, 2008 for the Company. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on the consolidated financial position, results of operations and cash flows.

Fair value options

In February 2007, the FASB issued FASB Statement No. 159 (“SFAS 159”), The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis. SFAS 159 applies to all reporting entities, including not-for-profit organizations, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election. SFAS 159 is effective as of the beginning of an entity’s first year that begins after November 15, 2007, specifically August 1, 2008 for the Company. Early adoption is permitted subject to certain conditions; however an early adopter must also adopt SFAS 157 at the same time. The Company does not expect the adoption of SFAS 159 to have an impact on its consolidated financial position, results of operations or cash flows.

Accounting for advanced payments and development activities

In June 2007, the EITF reached a consensus on EITF Issue No. 07-3, Accounting for Advance Payments for Goods or Services to be Received for Use in Future Research and Development Activities (“EITF 07-3”). EITF 07-3 provides clarification surrounding the accounting for non-refundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed. This issue will be effective for fiscal years beginning after December 15, 2007, specifically August 1, 2008 for the Company. The adoption of EITF 07-3 did not have any impact on the Company's interim consolidated financial statements.

Collaborative arrangements

In September 2007, the EITF reached a consensus on EITF Issue No. 07-1, Collaborative Arrangements (“EITF 07-1”). EITF 07-1 addresses the accounting for arrangements in which two companies work together to achieve a commercial objective, without forming a separate legal entity. The nature and purpose of a company’s collaborative arrangements are required to be disclosed, along with the accounting policies applied and the classification and amounts for significant financial activities related to the arrangements. This issue will be effective for fiscal years beginning after December 15, 2008, specifically August 1, 2009 for the Company. The Company is currently assessing the impact of EITF 07-1 on its results of operations and financial condition.

5.B.  Liquidity and Capital Resources

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, on interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

Based on our planned expenditures and assuming no unanticipated expenses, we believe that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months.

Capital Expenditures

The Company is currently planning to spend a total of approximately $895,000 this fiscal year primarily on manufacturing equipment in connection with the manufacturing in Canada and the United States of clinical trial supplies of L-DOS47 and Topical Interferon Alpha-2b. The equipment is being purchased for use at third-party manufacturers. The Company is financing these expenditures from internal cash resources.

Capital expenditures made since the beginning of the Company’s last three fiscal years are as follows:

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2008	$266,000	Purchase of Capital Assets
Fiscal 2007	$63,000	Purchase of Capital Assets
Fiscal 2006	$258,000	Purchase of Capital Assets

The majority of capital expenditures for each of the three fiscal years mainly represent manufacturing and scientific equipment in connection with third-party manufacturing of clinical supplies and research/development work for both L-DOS47 and Topical Interferon Alpha-2b.

Capital divestitures made since the beginning of the Company’s last three fiscal years have been $0.

At October 31, 2008, July 31, 2008, July 31, 2007 and July 31, 2006, the Company had cash and cash equivalents totaling $26,911,000, $19,057,000, $11,379,000 and $11,032,000 respectively. The increase in cash and cash equivalents is the result of a private placement completed on December 19, 2007 where the Company issued 10,040,000 common shares for gross proceeds totaling $16,867,200.

At October 31, 2008 July 31, 2008, July 31, 2007 and July 31, 2006, the total number of common shares issued was 53,175,335, 46,375,335, 36,335,335 and 32,685,335, respectively, and the Company’s working capital was $26,534,000, $19,166,000, $11,468,000 and $10,900,000, respectively.

On October 2, 2008, the Company completed a private placement, issuing 6,800,000 units at $1.68 per unit, for gross proceeds of $11,424,000. Each unit consists of one common share and one-half common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.36 until October 1, 2011. The Company’s outstanding common shares upon closing the private placement totaled 53,175,335.

The Company will continue to seek additional funding, primarily by way of equity offerings, to carry out its business plan and to minimize risks to its operations. The market for equity financings for companies such as Helix is challenging, however, and there can be no assurance that additional funding by way of equity financing will be available. The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing or delaying one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available.

Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to their short-term maturities. Financial instruments potentially exposing the Company to concentrations of credit risk consist of accounts receivable, which are limited to a large international pharmaceutical company and Canadian pharmaceutical wholesalers and pharmacies. The Company adopts credit policies and standards to monitor the evolving health care industry. Management is of the opinion that any risk of credit loss is significantly reduced due to the financial strength of the Company’s major customers. Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the Canadian dollar. The majority of the Company’s revenues in fiscal 2007 are transacted in Canadian Dollars, with a portion denominated in Euros and to a lesser extent, in U.S. Dollars. Purchases of inventory are primarily transacted in U.S. Dollars while other expenses, consisting of the majority of salaries, operating costs and overhead are incurred primarily in Canadian Dollars. Research and development expenditures are incurred in both Euros and Canadian Dollars. The Company maintains net monetary asset and/or liability balances in foreign currencies and does not engage in currency hedging activities using financial instruments.

Cash Flow

Cash used in the quarter ended October 31, 2008 for operating activities totaled ($1,618,000) including a ($2,321,000) net loss. Significant adjustments included: amortization of capital assets of $64,000; amortization of intangible assets of $3,000; foreign exchange loss of $150,000; and $486,000 in changes in non-cash working capital balances related to operations. Cash used in the quarter ended October 31, 2007 for operating activities totaled ($1,643,000) including a ($1,644,000) net loss. Significant adjustments included: amortization of capital assets of $66,000; amortization of intangible assets of $7,000; stock-based compensation related to earlier stock option grants of $12,000; foreign exchange loss of $108,000; and ($192,000) in changes in non-cash working capital balances related to operations. Cash used in fiscal 2008 for operating activities totaled ($6,997,000) including a ($6,964,000) net loss. Significant adjustments included: amortization of capital assets of $254,000; amortization of intangible assets of $16,000; stock-based compensation related to earlier stock option grants of $44,000; foreign exchange gain of ($327,000); and ($20,000) in changes in non-cash working capital balances related to operations. On a monthly basis, the average monthly cash expenditures were approximately $583,000, $507,000 and $342,000 in fiscal 2008, 2007 and 2006, respectively. The higher monthly expenditures in fiscal 2008 were primarily due to higher research and development expenditures; a one time charge of $434,000 relating to the resignation of the Company’s Chairman; higher consulting fees primarily related to the preparation of an IND filing for L-DOS47; partially offset by lower costs associated with the January 2008 annual general meeting. Cash used in fiscal 2007 operating activities totaled ($6,079,000) including a ($7,674,000) net loss. Significant adjustments included: amortization of capital assets of $287,000; amortization of intangible assets of $159,000; stock-based compensation related to earlier stock option grants of $47,000; write-down of intangible assets of $1,332,000, foreign exchange gain of ($9,000); and ($221,000) in changes in non-cash working capital balances related to operations. Cash used in fiscal 2006 for operating activities totaled ($4,102,000) including a ($6,939,000) net loss. Significant adjustments included: amortization of capital assets of $315,000; amortization of intangible assets of $594,000; stock-based compensation related to stock option grants of $1,710,000; write-down of intangible assets of $0, foreign exchange loss of $16,000; and $202,000 in changes to non-cash working capital balances related to operations.

Cash provided from financing activities in the quarters ended October 31, 2008 and October 31, 2007 was $9,659,000 and $0, respectively. Cash provided from financing activities in fiscal 2008, 2007 and 2006 was $14,614,000, $6,480,000 and $8,808,000, respectively. All of the cash provided from financing activities is attributable to the Company completing various rounds of private placement financings except for $12,000 in 2006, which was attributable to the exercise of options.

In the quarter ended October 31, 2008, the use of funds from investing activities reflected capital purchases of $37,000. In the quarter ended October 31, 2007, the use of funds from investing activities reflected capital purchases of $50,000. In fiscal 2008, the use of funds from investing activities reflected capital purchases of $266,000. Cash provided from fiscal 2007 investing activities was $6,577,000 and predominately reflects $6,640,000 in redemptions of short-term investments. When appropriate, the Company maintains excess funds in risk free, short-term interest bearing investments and redeems these funds as required for its daily operating requirements. In fiscal 2006, the use of funds from investing activities reflected the net purchase of short-term investments with a value of $4,170,000 that were subsequently included in the redemption of $6,640,000 in fiscal 2007 and capital purchases of $258,000.

As of July 31, 2008, the Company had $13,584,000 in tax loss carry-forwards which expire between fiscal 2009 and 2028. The only corporate taxes owed related to the Company’s integrated foreign subsidiary in Ireland.

5.C.  Research and Development, Patents and Licenses, etc.

The Company’s primary focus is research and development of innovative products for the treatment and prevention of cancer based on its proprietary technologies. The Company currently incurs research and development expenditures solely on the development of L-DOS47 and Topical Interferon Alpha-2b.

Internally generated research costs, including the costs of developing intellectual property and registering patents, are expensed as incurred. Internally generated development costs are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. To date, the Company has not deferred any internally generated development costs.

Included in research and development expenditures are costs associated with salaries and fringe benefits, patents, consulting services, third-party contract manufacturing, clinical research organization services, leases for research facilities, utilities, administrative expenses and allocations of corporate costs.

The following table outlines research and development costs expensed for the Company’s significant research and development projects for the 2008, 2007 and 2006 fiscal years:

	Fiscal 2008	Fiscal 2007	Fiscal 2006
Topical Interferon Alpha-2b	$2,188,000	$1,814,000	$1,881,000
DOS47	$2,876,000	$2,302,000	$1,328,000
Other	$0	$0	$159,000
Total	$5,064,000	$4,116,000	$3,368,000

5.D.  Trend Information

For additional information on the current status of the Company’s product development and research programs, see above ITEM 4.B – Important Business Developments.

5.E.  Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements in place at this time.

5.F.  Tabular Disclosure of Contractual Obligations

The following table depicts the Company’s contractual commitments at July 31, 2008(1):

	Total	<1 year	1-3 Years	3-5 Years	>5 Years
Purchasing(2)	$556,000	$556,000	$0	$0	$0
Operating Leases(3)	$213,000	$177,000	$36,000	$0	$0
Consulting Services(4)	$74,000	$74,000	$0	$0	$0
Research and Manufacturing Services(5)	$2,653,000	$2,503,000	$30,000	$10,000	$110,000
TOTALS	$3,496,000	$3,310,000	$66,000	$10,000	$110,000

(1)	Does not include future royalty and milestone payments. See footnotes (6), (7) and (8) below.
(2)	Orthovisc® purchase commitments;
(3)	Office, warehouse and research facilities;
(4)	General consulting services (primarily IND regulatory work); and
(5)
Research and manufacturing services commitments related to research and development projects initiated via contract or agreement. Payment commitments are made when the relevant work is completed as per contract or agreement.

(6)
Future royalty payments to Dr. Marianna Foldvari, a former director and officer of a former subsidiary of the Company, are as follows: (i) 2% of the Company’s net sales revenue received from the marketing, manufacture, distribution or sale of certain products; or (ii) in the case of sub-license revenue, 2% of license fees or other revenue received by the Company related to the marketing, manufacture, distribution or sale of certain products which revenue is not allocated by the Company to the further development of the product.

(7)	Future minimum royalties are payable to NRC as follows:

National Research Council of Canada	Total	<1 year	1-3 Years	3-5 Years	>5 Years
Minimum Royalties	$160,000	$10,000	$30,000	$10,000	$110,000
TOTALS	$160,000	$10,000	$30,000	$10,000	$110,000

(8)
Future milestone payments to Encorium Group Inc. and Medical Consulting, the contract research organizations for the Phase II clinical trial of Topical Interferon Alpha-2b for AGW (see ITEM 4.B. Important Business Developments – Research and Development Activities – L-DOS47 and Topical Interferon Alpha-2b), are payable as follows:

Encorium Group Inc.	Total	<1 year	1-3 Years	3-5 Years	>5 Years
Milestone payments	$313,035	$313,035	$0	$0	$0
TOTALS	$313,035	$313,035	$0	$0	$0

Medical Consulting	Total	<1 year	1-3 Years	3-5 Years	>5 Years
Milestone payments	$725,220	$725,220	$0	$0	$0
TOTALS	$725,220	$725,220	$0	$0	$0

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 7
Directors and Senior Management

Name	Positions	Age	Date First Elected or Appointed a Director or Officer
Donald H. Segal	Chief Executive Officer, Chairman of the Board and Director	61	July 1995
John M. Docherty	President, Chief Operating Officer and Director	39	June 2002
Kenneth A. Cawkell(2)(3)	Director and Corporate Secretary	57	July 1995
W. Thomas Hodgson(1)(3)	Director, Chair of Audit Committee	55	April 2008
Jack M. Kay(1)(2)	Director, Chair of Governance Committee	67	January 2005
Gordon M. Lickrish(1)(2)(3)	Director, Chair of Compensation Committee	71	January 2007
Slawomir Majewski(3)	Director	52	January 2008
Photios (Frank) Michalargias	Chief Financial Officer	45	June 2005
Heman Chao	Chief Scientific Officer	46	June 2002

(1)	Member of Audit Committee.
(2)	Member of Governance Committee.
(3)	Member of Compensation Committee.

Donald H. Segal; M.Sc., Ph.D., has over 33 years experience in the pharmaceutical and bio-technology industries. Prior to joining the Company in 1995, he founded and managed two successful life science companies that he subsequently sold; these companies manufactured human diagnostic test kits for both the domestic and international markets. He has served on the Biotechnology Panel for the Natural Sciences and Engineering Research Council of Canada as one of the representatives from the business sector involved in the research granting system. He was Executive Vice President for the Company from July 1995 to April 2004, when he was appointed President/Chief Executive Officer. He relinquished the title of President in November 2007 to facilitate the promotion of John M. Docherty. Donald H. Segal’s business functions, as Chief Executive Officer, include supervision of the Company’s corporate affairs and responsibility for developing new financial, partnering and other strategic initiatives for the Company. As a director, Dr. Segal participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

John M. Docherty, M.Sc., has extensive multi-disciplinary experience in the pharmaceutical and bio-technology industries. Since joining Helix in 1999 in the position of Pharmaceutical Development Manager, he has played an integral role in implementing the development plan for the Company’s lead product, the patented injection-less Interferon Alpha-2b cream. After he was appointed Vice President of Corporate Development in June 2002, he liaised with strategic partners and sought and developed new opportunities for in-licensing and out-licensing of technology. Since his appointment as President in November 2007, his business functions include enhancing the Company’s public profile, overseeing advancing clinical programs, and managing the Company’s day-to-day operations. He holds a B.Sc. in Toxicology and a M.Sc. in Pharmacology from the University of Toronto. Prior to joining the Company, he was a corporate and operational strategy consultant with PricewaterhouseCoopers Pharmaceutical Consulting Group, from 1998 to 1999.

Kenneth A. Cawkell, LLB, has been a partner in the law firm of Cawkell Brodie Glaister LLP since 1987 and has experience in intellectual property law and technology transfer. He has served as Corporate Secretary since July 1995 and he also served as the Company’s Interim Chief Financial Officer from August 2004 to May 2005. He serves on the board of directors of a number of TSX Venture Exchange listed companies: since 1998, MBMI Resources Inc.; since 2003, TIO Networks Corp. (formerly Info Touch Technologies Corp.); since 2007, Solarvest BioEnergy Inc. (formerly, GCH Capital Partners Inc.); since 2007, Garson Gold Corp; and since July 2008,

Centurion Minerals Ltd. As a director, Mr. Cawkell participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Jack M. Kay is President and Chief Operating Officer of Apotex Inc., the largest Canadian-owned group of pharmaceutical companies. He has over 35 years of senior operational, sales and marketing experience within the pharmaceutical industry. He is a director of several institutional and charitable organizations, including past Chairman of both the Humber River Regional Hospital and the International Schizophrenia Foundation. He currently is Vice Chairman of the Canadian Generic Pharmaceutical Association. He is also a director of Cangene Corporation, a TSX traded public company. As an independent director, Mr. Kay supervises management and helps to ensure compliance with corporate governance policies and standards.

Gordon M. Lickrish, M.D., FRCS(C) has a private medical practice in the area of Gynaecology/Oncology. He was formerly the Head of the Pre-Invasive Program, Department of Obstetrics and Gynaecology, Division of Gynaecology and Oncology at the Toronto General Hospital and Princess Margaret Hospital. Prior to August 2003, he was a Professor at the University of Toronto and Professor Emeritus, thereafter. As an independent director, Dr. Lickrish supervises management and helps to ensure compliance with corporate governance policies and standards.

Dr. Slawomir Majewski, M.D., Director, has been the Head of the Department of Dermatology and Venereology, Center of Diagnostics and Treatment of STD, Warsaw Medical University, Poland, since 1998; Professor, Department of Dermatology, Warsaw School of Medicine, since 1993; and Chief of the Laboratory of Immunology in the Department of Dermatology, Warsaw School of Medicine, since 1985. He has held a number of positions in various professional associations and is author or co-author of over 600 publications, including 300 papers and over 300 abstracts. Dr. Majewski has been a Member of the International Editorial Committee of the Journal of American Academy of Dermatology since 2004; and, since 2002, has been a member of the International Steering Committee of the FUTURE II Study on GARDASIL (quadrivalent anti HPV6,11,16,18 vaccine). As an independent director, Dr. Majewski supervises management and helps to ensure compliance with corporate governance policies and standards.

W. Thomas Hodgson, MBA, is currently Senior Partner and Chairman of Greenbrook Capital Partners Inc., a financial advisory firm, and acts as an advisor to the chairman of Magna Entertainment Corp. Mr. Hodgson has been a board member of MI Development Inc. and was Director, President and Chief Executive Officer of Magna Entertainment Corp. from March 2005 to March 2006. From November 2002 to March 2005, Mr. Hodgson was President of Strategic Analysis Corporation. Prior to that, Mr. Hodgson held senior positions with Canadian financial institutions and U.K. companies since 1979, including Canadian Imperial Bank of Commerce, Canada Permanent Trust Co. Central Guaranty Trust, where he served as President and Chief Executive Officer, Marathon Asset Management Inc., where he served as President, and GlobalNetFinancial.com, where he served as Chief Operating Officer and laterally President and Chief Executive Officer. Mr. Hodgson holds an MBA from Queen’s University, Kingston, Ontario.

Photios (Frank) Michalargias, CA, possesses over 17 years of senior management experience in both public and private industry; and is experienced in transition and growth management, strategic planning and the raising of debt and equity financing. From 2004 to mid 2005, he was Chief Financial Officer of AP Plasman Corporation, a tier one North American automotive parts supplier controlled by Schroder Ventures International. From 2002 through to mid 2004, he was Senior Finance Director for CFM Corporation, a public company listed on the Toronto Stock Exchange. Mr. Michalargias’ previous tenures include senior financial roles with Trialmobile Corporation, Huhtamaki Oyi and Unilever. He holds a Commerce and Economics degree from the University of Toronto and is a Chartered Accountant and a member of the Ontario Institute of Chartered Accountants. Mr. Michalargias’ business functions, as Chief Financial Officer, include financial administration; responsibility for accounting and financial statements; liaising with auditors, the financial community and shareholders; and coordination of expenses/taxes activities of the Company.

Heman Chao, Ph.D., is a biochemist with expertise in proteomics technologies. He has been President of Sensium Technologies Inc., a Company subsidiary, since November 2004 until it was wound up into the Company in April 2008. From 1999 to June 2002, he was Manager of Sensium Technologies Inc. From June 2002 to 2004, he was Vice President of Technology for the Company; his title was changed from Vice President of Technology to Vice

President of Research for the Company in late 2004. Prior to joining the Company, he was a research fellow in the federally funded Protein Engineering Network of Centres of Excellence coordinating multi-center research.

The directors have served in their respective capacities since their election and/or appointment and will serve until the next Company’s annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Amalgamation of the Company.

The Board has adopted a written Code of Business Ethics to promote a culture of ethical business conduct and relies upon the selection of persons as directors, senior management and employees who they consider to meet the highest ethical standards. The Company’s Code of Business Ethics can be found on the Company’s web site at: www.helixbiopharma.com.

There are no family relationships between any of our directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

6.B.  Compensation

Director Compensation

The outside, or non-management, directors are paid a fee of $2,000 per month for acting as a director. The Chair of each committee of the Board and the Corporate Secretary are paid an additional $1,000 per month for acting in such capacity. During the 2008, 2007 and 2006 fiscal years, directors were paid an aggregate of $162,245, $153,418 and $139,727, respectively, for their services as a director, including committee participation. Table No. 8 details compensation paid/accrued for fiscal 2008, 2007 and 2006 for each director.

The Company’s directors also participate in the Company’s Stock Option Plan. During fiscal 2008, no stock options were granted to directors. On December 16, 2008, shareholders approved the Company’s new 2008 Stock Option Plan. On December 17, 2008, options were granted to directors under the new plan to purchase the common shares indicated below at an exercise price of $1.68 per common share, as follows:

Director	Positions	Number of Common Shares which may be purchased under Option
Donald H. Segal	Chief Executive Officer, Chairman of the Board, and Director	250,000
John M. Docherty	President, Chief Operating Officer and Director	250,000
Kenneth A. Cawkell	Director and Corporate Secretary	100,000
W. Thomas Hodgson	Director, Chair of Audit Committee	100,000
Jack M. Kay	Director, Chair of Governance Committee	100,000
Gordon M. Lickrish	Director, Chair of Compensation Committee	100,000
Slawomir Majewski	Director	100,000

The foregoing options have a term of 8 years and shall vest over three years as follows:
25% immediately on day of grant;
25% first anniversary;
25% second anniversary; and
25% third anniversary;
provided that any outstanding options will vest immediately upon a “Change of Control” as defined in the 2008 Stock Option Plan.

Options may expire earlier than their stated term, in various circumstances, including termination of the optionee’s position as a director. Where a director resigns or is not re-elected, his option will terminate one year from the date of his termination as a director. A director’s retirement and re-election at the same meeting does not constitute a termination of the director’s position for purposes of the expiry of his options.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board. The Board may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than indicated below, no director received any compensation for his services as a director, including committee participation and/or special assignments.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM 7.B for information regarding indirect payments) to all of our senior management during fiscal 2008, was $847,916.

Table No. 8 details compensation paid/accrued for the 2008, 2007 and 2006 fiscal years for our senior management and directors.

Table No. 8
Senior Management/Directors
Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Comp.(1)	Securities Under Option/ Stock Appreciation Rights Granted(2)	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp(3)
Donald H. Segal Chairman, Director, Chief Executive Officer(4)	2008 2007 2006	$290,833 $271,667 $251,667	$50,000 Nil Nil	$6,000 $6,000 $6,000	Nil Nil 200,000	Nil Nil N/A	Nil Nil N/A	$83,511 $87,336 $92,579
Photios (Frank) Michalargias Chief Financial Officer(4)	2008 2007 2006	$215,833 $196,667 $180,333	$50,000 Nil Nil	$6,000 $6,000 $6,000	Nil Nil 50,000	Nil Nil N/A	Nil Nil N/A	$3,779 $3,622 $2,928
John M. Docherty President(4)	2008 2007 2006	$170,625 $156,250 $141,667	$50,000 Nil Nil	$6,000 $6,000 $6,000	Nil Nil 100,000	Nil Nil Nil	Nil Nil Nil	$987 $832 $825
Heman Chao Vice President of Research(4)	2008 2007 2006	$170,625 $156,250 $141,667	$50,000 Nil Nil	$6,000 $6,000 $6,000	Nil Nil 100,000	Nil Nil Nil	Nil Nil Nil	$4,061 $3,622 $3,514

Kenneth A. Cawkell Corporate Secretary	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$30,000 $36,000 $36,000	Nil Nil 25,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jack M. Kay Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$32,000 $24,000 $24,000	Nil Nil 25,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gordon M. Lickrish Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$30,000 $12,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Slawomir Majewski Director(6)	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$13,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
W. Thomas Hodgson Director(7)	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$12,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jerome F. McElroy Former Chairman(5)	2008 2007 2006	$54,167 $260,001 $240,000	Nil Nil Nil	$390,250 $6,000 $6,000	Nil Nil 200,000	Nil Nil N/A	Nil Nil N/A	$18,908 $98,343 $96,141
Connor Gunne Director(6)	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$27,245 $39,418 $37,727	Nil Nil 25,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Richard Rossman Director(6)	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$18,000 $36,000 $36,000	Nil Nil 25,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)
Other Annual Compensation consisted of automobile allowances and directors’ compensation. Amounts paid to “non-management” directors total $162,245, $153,418 and $139,727, respectively for fiscal 2008, 2007 and 2006. Amounts paid to Jerome McElroy are described in note (4) below and under Written Management Agreements below.

(2)	No stock appreciation rights have been granted. All securities are under option.

(3)
“All Other Compensation” included the Company’s contribution to life, disability, and extended health insurance or behalf of the named senior management, payments in lieu of vacation, and contributions by the Company to a registered retirement savings plan (“RRSP”) for the named senior management. Effective December 17, 2008, the Company will no longer make contributions to RRSP’s.

(4)	On December 17, 2008, the Board of Directors revised the base salaries, bonus entitlement, and other annual compensation of its Senior Management. See Written Management Agreements below.
(5)
Mr. McElroy resigned from the Company, effective October 15, 2007. The Company paid Mr. McElroy the equivalent of approximately one year’s salary and benefits in a lump-sum payment of $350,000 on termination, and has agreed to pay additional termination payments for one year of $3,000 per month and to make contributions to his medical benefits of $12,000 per year for four years.

(6)	Effective January 29, 2008, at the Company’s annual general meeting, both Connor Gunne and Richard Rossman stepped down as directors of the Company and Slawomir Majewski was elected to the Board.
(7)	Appointed director of the Company, effective April 1, 2008.

Directors’ and Senior Management’ Liability Insurance; Indemnity Payments

The Company purchases annual insurance coverage for directors’ and senior management’s liability. The current term (March 1, 2008 to March 1, 2009) premium of $82,250 is paid entirely by the Company. The insurance coverage under the policy is limited to an aggregate of $15,000,000. The Company has deductibles under the policy of $50,000 or $150,000, depending on the claim. No deductibles apply to claims under the policy made by directors or senior management. The Company indemnifies its directors and senior management against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. No indemnification under section 124 of the CBCA has been paid or is to be paid for the last completed financial year.

Options/Stock Appreciation Rights Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of fiscal 2008, the most recently completed fiscal year, there were 3,272,500 stock options outstanding. During fiscal 2008, no stock options were granted to our senior management, directors, and/or employees/ consultants. During fiscal 2007, no stock appreciation rights were granted. During fiscal 2008, 1,242,000 stock options expired, and in October 2008, an additional 325,000 stock options expired. In December, 2008, an additional 2,070,000 stock options were granted.

Options/Stock Appreciation Rights Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, no stock options were exercised by the Company’s senior management, directors and/or employees/consultants. No stock appreciation rights were exercised during this period.

The following table gives certain information concerning stock option exercises during fiscal 2008 by the Company’s senior management and directors. It also gives information concerning stock option values.

Table No. 9
Aggregated Stock Options Exercised in Fiscal 2008
Fiscal Year-End Unexercised Stock Options
Fiscal Year-End Stock Option Values
Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/ Unexercisable
Donald H. Segal	Nil	$0	325,000/nil	$0/$0
Photios (Frank) Michalargias	Nil	$0	150,000/nil	$0/$0
John M. Docherty	Nil	$0	200,000/nil	$0/$0
Heman Chao	Nil	$0	200,000/nil	$0/$0
Kenneth A. Cawkell	Nil	$0	100,000/nil	$0/$0
Jack M. Kay	Nil	$0	100,000/nil	$0/$0
Gordon M. Lickrish	Nil	$0	20,000/nil	$0/$0
Slawomir Majewski	Nil	$0	nil/nil	$0/$0
W. Thomas Hodgson	Nil	$0	nil/nil	$0/$0

Stock Options

The Company grants share options to its directors, senior management and employees from time to time. For information about stock options, see ITEM 6.E – Share Ownership and Tables No. 8/9/10/11.

Change of Control Remuneration

Other than disclosed below in “Written Management Agreements”, the Company has no plans or arrangements in respect of remuneration received or that may be received by senior management of the Company to compensate such senior management, in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per senior management. See “Written Management Agreements”, below referencing Change of Control Remuneration for Donald H. Segal, John M. Docherty, Heman Chao and Photios (Frank) Michalargias.

Bonus/Profit Sharing/Non-Cash Compensation

The Company had previously implemented an executive bonus plan that expired on December 31, 2008. The Company has determined that future executive bonus entitlements are to be determined based on specific performance goals associated with each of the executive’s job descriptions. These performance goals will be established by the Compensation Committee in consultation with senior management personnel. Bonuses may be paid up to a specified percentage of a senior management’s salary, ranging between 25% - 35%.

In the last fiscal year, pursuant to the executive bonus plan then in effect, the Company paid a bonus of $50,000 to each of its Chief Executive Officer, President, Chief Financial Officer and Vice President, Research in recognition of the Company having raised over $20 million in equity financing over the previous two years.

Pension/Retirement Benefits

Other than disclosed below, no funds have been set aside or accrued by the Company since incorporation to provide pension, retirement or similar benefits for its directors or senior management. An annual contribution has been paid every February by the Company to Donald H. Segal to the maximum allowable of $31,500 towards his personal

Registered Retirement Savings Plan. No other amounts are paid by the Company to any other senior management of the Company. Effective December 17, 2008, the Company will no longer make this contribution.

Other Compensation

The Company purchases annual life insurance coverage for Donald H. Segal with a death benefit of $500,000 payable to the children of Dr. Segal. No senior management and/or director of the Company received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer’s cash compensation, and all senior management/directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation, other than disclosed in Table No. 8, ITEM 6.B and ITEM 7.B.

Written Management Agreements

On October 15, 2007, the Company entered into an Agreement with Jerome F. McElroy, pursuant to which Mr. McElroy resigned as the Chairman, a director and an employee of the Company and as a director, officer and employee of all affiliates of the Company. Under the terms of the Agreement, Mr. McElroy received the equivalent of approximately one year’s salary and benefits in a lump sum payment of $350,000, and will receive termination payments for one year of $3,000 per month and contributions to his medical benefits of $12,000 per year for four years. Pursuant to the terms of this Agreement, Mr. McElroy’s previous Amended and Restated Employment Agreement described below was terminated.

Effective April 1, 2004, the Company entered into Amended and Restated Employment Agreements with each of Jerome F. McElroy and Donald H. Segal. As stated above, Mr. McElroy’s employment agreement, which provided for his employment by the Company as its Chairman, was terminated on October 15, 2007, and contained substantially the same terms and conditions as Dr. Segal’s employment agreement.

Dr. Segal’s employment agreement currently provides for his employment by the Company as the Company’s Chief Executive Officer. Previously, the agreement also provided for his employment as the Company’s President. The employment agreement has no fixed term, and provides for a base salary, annual RRSP contributions to the maximum allowable but in any event not less than $31,500, and other employee benefits as provided to other senior employees, including the grant of stock options from time to time as approved by the Board or a Board committee. In the event of termination of employment by the Company without cause (including the removal of the employee from his position, the failure to reappoint him to his position, making a fundamental change in his responsibilities not accepted by him, or compelling him to work outside the York Region in Ontario without his consent), or by the employee within six months following a change of control of the Company, or by the employee within thirty (30) days of a material breach by the Company, then the Company will pay the employee severance equal to two times the aggregate compensation paid to the employee for the previous twelve (12) months, and will either extend all insurance coverage for the following twenty four (24) months or pay the employee an amount equal to the cost of coverage for such period. In the event that the employee dies or becomes disabled, the Company will pay the salary and car allowance accrued to the date of deemed termination and for one year subsequent to termination, plus a pro-rated portion of the annual bonus most recently paid to the employee.

The employment agreements with the Company’s remaining senior management, as amended, contain substantially the same terms, except primarily as to base salary. These employment agreements have no fixed term, and provide for a base salary, and other employee benefits as provided to other senior employees, including the grant of stock options from time to time as approved by the Board or a Board committee. In the event of termination of employment by the Company without cause (including the removal of the Executive Officer from his position, the failure by the Company to reappoint him to his position, or making a fundamental change in his responsibilities not accepted by him), or by the Executive Officer within six (6) months following a change of control of the Company, or by the Executive Officer within thirty (30) days of a material breach by the Company, then the Company will pay the employee severance equal to one year’s annual salary, plus an additional one month annual salary for every full year of employment completed by the employee, up to an additional twelve (12) months, plus an amount equal to the amount of any bonus and car allowance paid during the previous twelve (12) months, and will either extend all insurance and benefits coverage for the following twelve (12) months or pay the employee an amount equal to the cost of coverage for such period. In the event that the employee dies or becomes disabled, then the Company will pay the salary and car allowance accrued to the date of deemed termination and for one year subsequent to termination, plus a pro-rated portion of the annual bonus most recently paid to him.

On December 17, 2008, the Board revised the base salaries, bonus entitlement, and other annual compensation of its senior management. The titles of John M. Docherty and Heman Chao were also revised, with Mr. Docherty being appointed President and Chief Operating Officer, and Mr. Chao being appointed Chief Scientific Officer. Effective as of November 1, 2008, the base salaries of senior management shall be the following: Donald H. Segal shall receive $350,000; Photios (Frank) Michalargias shall receive $230,000; John M. Docherty shall receive $220,000; and Heman Chao shall receive $200,000. The maximum bonus for the senior management in fiscal 2009 is the following percentage of their salaries: 35% for Donald H. Segal; 25% for Photios (Frank) Michalargias; 25% for John M. Docherty; and 35% for Heman Chao. Actual bonuses will be based on achieving milestones to be negotiated between the individuals and the Compensation Committee annually. Vacation pay for outstanding vacation not taken through December 31, 2008 is as follows: $49,000 for Donald H. Segal; $10,667 for Photios (Frank) Michalargias; $11,000 for John M. Docherty; and $10,000 for Heman Chao. The Company will no longer be making any RRSP contributions.

6.C.  Board Practices

Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of Amalgamation, or with the provisions of the CBCA. The Company’s senior management are appointed to serve at the discretion of the Board, subject to the terms of the employment agreements described above. The Board and committees of the Board schedule regular meetings over the course of the year.

Terms of Office

The Board presently consists of seven directors. Each director holds office until the next annual general meeting of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the CBCA. See ITEM 6.A – Directors and Senior Management and ITEM 6.C – Board Practices.

Directors’ Service Contracts

See ITEM 6.B – Compensation – Written Management Agreements.

Audit Committee and Compensation Committee

The Board has adopted standards for determining whether a director is independent from management. The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment. The Board has affirmatively determined, based on its standards, that Messrs. Kay, Lickrish, and Majewski are independent.

Board Meetings and Committees; Annual Meeting Attendance

During fiscal 2008, the Board held five regularly scheduled meetings. For various reasons, Board members may not be able to attend a Board meeting. All Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings. All directors attended all of: (i) the total number of meetings of the Board, while he was a director; and (ii) the total number of meetings of committees of the Board on which the director served. Directors are encouraged to attend annual shareholder meetings of our stockholders and all directors attended the 2008 annual shareholders meeting.

The following sets out the attendance records of our Board members during fiscal 2008:

Director	Board	Audit(1)	Compensation(2)	Governance(3)
Donald H. Segal	5 of 5	------	------	------
Jack M. Kay	5 of 5	2 of 4	------	1 of 1
Connor Gunne(4)	2 of 5	2 of 4	1 of 1	1 of 1
Kenneth A. Cawkell	5 of 5	------	1 of 1	1 of 1
Richard Rossman(5)	2 of 5	2 of 4	1 of 1	1 of 1
Gordon M. Lickrish(6)	5 of 5	2 of 4	0 of 1	0 of 1
Jerome F. McElroy(7)	0 of 5	------	------	------
Slawomir Majewski(8)	3 of 5	1 of 4	0 of 1	0 of 1
W. Thomas Hodgson(9)	1 of 5	1 of 4	------	------
John M. Docherty(10)	3 of 5	------	------	------

(1)	All Audit Committee members attended all meetings held during their term on the Audit Committee during fiscal 2008.
(2)	All Compensation Committee members attended all meetings held during their term on the Compensation Committee during fiscal 2008.
(3)	All Governance Committee members attended all meetings held during their term on the Governance Committee during fiscal 2008.
(4)
Connor Gunne was a director for a portion of the 2008 fiscal year. He attended both Board meetings, both Audit Committee meetings, the one Compensation Committee meeting, and the one Governance Committee meeting, held prior to his retirement as a director in January 2008.

(5)
Richard Rossman was a director for a portion of the 2008 fiscal year. He attended both Board meetings, both Audit Committee meetings, the one Compensation Committee meeting, and the one Governance Committee meeting, held prior to his retirement as a director in January 2008.

(6)
Gordon M. Lickrish attended the two Audit Committee meetings held during his tenure as a member of such committee in fiscal 2008. Dr. Lickrish was not a member of the Compensation Committee or the Governance Committee, when those two committees met during fiscal 2008.

(7)	Jerome F. McElroy was a director for a portion of the 2008 fiscal year, ending October 15, 2007. There were no Board Meetings held in fiscal 2008 prior to his resignation.
(8)
Slawomir Majewski was a director for a portion of the 2008 fiscal year, commencing January 29, 2008. He attended all three of the Board meetings held in fiscal 2008, following his election and the one Audit Committee meeting held in fiscal 2008 during his tenure as a member of that committee. He was not a member of the Compensation Committee or the Governance Committee when those two committees met during fiscal 2008.

(9)	W. Thomas Hodgson was a director for a portion of fiscal 2008, commencing April 7, 2008. He attended both of the Board and Audit Committee meetings held in fiscal 2008 following his election.
(10)	John M. Docherty was a director for a portion of fiscal 2008, commencing January 29, 2008. He attended all three of the Board meetings held in fiscal 2008 following his election.

The Company has an Audit Committee, which recommends to the Board the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Company has an Audit Committee charter, adopted November 16, 2003 and amended March 5, 2008. Audit Committee members were last appointed on December 17, 2008 subsequent to the Company’s annual general meeting held the previous day.

The Audit Committee is currently comprised of three members: W. Thomas Hodgson (Chair), Jack M. Kay and Gordon Lickrish, all of whom are independent directors. Mr. Hodgson was appointed chair of the audit committee on April 1, 2008. The Board has determined that Mr. Hodgson satisfies the criteria of “audit committee financial expert” and is independent in accordance with The NASDAQ stock exchange marketplace rules 4350(b). All members of the audit committee are financially literate, meaning they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. A brief description of the education and experience of each of our audit committee members that is relevant to the performance of his responsibilities is set forth below.

Of the three Audit Committee members, all but Mr. Hodgson have extensive experience with the affairs of the Company. Mr. Hodgson was newly appointed to the Board, effective April 1, 2008. The Company has initiated an orientation process to bring Mr. Hodgson’s knowledge of the Company to the same level as the other Audit Committee members.

Mr. Hodgson is Senior Partner and Chairman of Greenbrook Capital Partners Inc., Mr. Kay is the President and Chief Operating Officer of Apotex Inc. and Dr. Lickrish operates a private medical practice. By virtue of their backgrounds and experiences, the members of the Audit Committee have the financial expertise and ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles. The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The Audit Committee is also responsible for reviewing the annual and quarterly financial statements and accompanying Management’s Discussion and Analysis prior to their approval by the full Board. The Audit Committee also reviews the Company’s financial controls with the auditors of the Company on an annual basis.

Dr. Slawomir Majewski was appointed to the Audit Committee on January 29, 2008 following the Company’s annual general meeting held that day. At the time of his appointment, Dr. Majewski was not financially literate; however he undertook to become financially literate within a reasonable period of time following his appointment. On April 2, 2008, W. Thomas Hodgson, who was appointed a director of the Company on April 1, 2008, replaced Dr. Majewski on the Audit Committee. As stated above, Mr. Hodgson is financially literate.

The Company’s independent auditor is accountable to the Board and to the Audit Committee. The Board, through the Audit Committee, has the ultimate responsibility to evaluate the performance of the independent auditor, and through the shareholders, to appoint, replace and compensate the independent auditor. Any non-audit services must be pre-approved by the Audit Committee.

Governance Committee members were last appointed on December 17, 2008, subsequent to the Company’s annual general meeting held on the previous day. The current members of the Governance Committee are Jack M. Kay, Kenneth A. Cawkell, and Gordon M. Lickrish. Of the three, only Kenneth A. Cawkell is not independent. A new and updated Governance Charter was approved on March 5, 2008. The Governance Committee has both governance and nominating responsibilities, which includes the responsibility of identifying new candidates for Board nominations who have the requisite knowledge and experience. The Company relies upon its professional advisors to update the knowledge of the Board members in respect to changes in relevant policies and regulations.

Compensation Committee members were last appointed on December 17, subsequent to the Company’s annual general meeting held on the previous day. Of the four, only Kenneth A. Cawkell is not independent. The Compensation Committee discusses and approves or disapproves all compensation issues that pertain to the Company. The compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other comparable biotechnology companies. The Compensation Committee is responsible for evaluating the compensation of the senior management of the Company and assuring that they are compensated effectively in a manner consistent with the Company’s business, stage of development, financial condition and prospects, and the competitive environment. Specifically, the Compensation Committee is responsible for: (i) annually determining the salary and bonus of each of the Company’s senior management; (ii) determining all other forms of compensation of each of the Company’s senior management, including without limitation, car allowances and benefits; (iii) granting incentive stock options to purchase common shares of the Company under the

Company’s stock option plan; and (iv) amending and otherwise administering the stock option plan of the Company. A new and updated Compensation Committee Charter was approved on March 5, 2008.

Code of Ethics

The Board has adopted a written code of business conduct and ethics. All transgressions of the code of business conduct and ethics are required to be promptly reported to the Chair of the Board or of any committee, who in turn, reports them to the Governance Committee. The Governance Committee is charged with investigating alleged violations of the code of business conduct and ethics. Any findings of the Governance Committee are then reported to the full Board, which will take such action as it deems proper. The Company’s Code of Ethics may be inspected on the Company’s website at: www.helixbiopharma.com.

6.D.  Employees

As of December 31, 2008, the Company had 26 full-time employees and three part-time employees/consultants, including the senior management; 22 of these employees are engaged in research and development initiatives. As of July 31, 2008, July 31, 2007 and July 31, 2006, the Company had, 26, 27 and 24 full-time employees, respectively, and three part-time employees/consultants. None of the Company’s employees are covered by collective bargaining agreements.

6.E.  Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares for: (i) each person who, to the knowledge of the Company, beneficially owns 5% or more of the outstanding common shares; (ii) each of our directors individually; (iii) each of our executive officers individually; and (iv) all of our directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within sixty (60) days of December 31, 2008. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

The shareholders listed below do not have any different voting rights from our other shareholders.

Table No. 10
Shareholdings of Directors and Senior Management
December 31, 2008

Name of Beneficial Owner	Number of shares Beneficially Owned	Percent of Class
Sylwester and Dorota Cacek (1)	9,710,000	17.39%
Herald Janssen (2)	3,622,059	6.81%
Wojciech Hajduk (3)	3,600,000	6.77%
Isabela Flejseirowicz (4)	3,600,000	6.77%
Donald H. Segal (5)	1,774,500	3.31%
Jack M. Kay (6)	516,700	0.97%
John M. Docherty (7)	262,600	0.49%
Heman Chao (8)	262,500	0.49%
Kenneth A. Cawkell (9)	222,100	0.42%
Photios (Frank) Michalargias (10)	212,500	0.40%
Gordon M. Lickrish (11)	45,000	0.08%
Slawomir Majewski (12)	25,000	0.05%
W. Thomas Hodgson (13)	25,000	0.05%
Directors and Senior Management Subtotal	3,345,900	6.13%

(1)
Sylwester and Dorota Cacek are private high-net-worth individuals domiciled at Oberaegeri, Switzerland. On October 2, 2008, Mr. and Mrs. Cacek acquired 5,300,000 units in Helix pursuant to a private placement. Each unit consists of one common share and one-half share purchase warrant, which entitles Mr. and Mrs. Cacek to purchase 2,650,000 common shares of Helix at a price of $2.36 per share, subject to adjustment, at any prior to October 1, 2011. Prior to the private placement, Mr. and Mrs. Cacek held 1,760,000 shares of Helix bringing their current total holdings after the private placement of Helix shares to 7,060,000. Excluding the share purchase warrants, Mr. and Mrs. Cacek hold approximately 13.28% of Helix’s current outstanding common shares. If Mr. and Mrs. Cacek exercise their warrants, they will hold a total of 9,710,000 common shares or approximately 17.39% of the total and outstanding common shares of Helix. The figure representing the number of shares beneficially owned by Mr. and Mrs. Cacek in Table No. 10 includes 7,060,000 common shares in addition to the 2,650,000 share purchase warrants.

(2)
Herald Janssen is a private high-net-worth individual domiciled at Matschils Triesen, Liechtenstein. Based on information reported on SEDI (www.sedi.ca) as of July 31, 2008, Mr. Janssen beneficially owns, controls or directs a total of 3,622,059 common shares of the Company: 2,035,698 common shares through International Penta Financial Services AG; 146,212 common shares through Genesis Investment Funds Limited; 1,440,029 common shares through Genesis Energy Investment Company; and 120 common shares through Genesis Industry Holding Establishment.

(3)	Wojciech Hajduk is a private high-net-worth individual domiciled at UL. Hozjusza, Warszawa, Poland.
(4)	Isabela Flejseirowicz is a private high-net-worth individual domiciled at UL. Pszczolkowo, Wschowa, Poland.
(5)	Consists of 1,387,000 common shares and options to purchase 387,500 common shares. See Table No. 11 for exercise prices of options.
(6)
Consists of (a) 371,700 common shares held directly by Jack M. Kay, (b) 20,000 common shares held by the children of Jack M. Kay and accordingly, such shares are deemed to be beneficially held by Mr. Kay, and (c) options to purchase 125,000 common shares. See Table No. 11 for exercise prices of options.

(7)	Consists of 100 common shares and options to purchase 262,500 common shares. See Table No. 11 for exercise prices of options.
(8)	Consists of options to purchase 262,500 common shares. See Table No. 11 for exercise prices of options.
(9)
Consists of (a) 32,743 common shares held directly by Kenneth A. Cawkell, (b) 62,357 shares held by the wife of Mr. Cawkell, and accordingly, such shares are deemed to be beneficially held by Mr. Cawkell, (c) 2,000 shares held by a child of Mr. Cawkell, and accordingly, such shares are deemed to be beneficially held by Mr. Cawkell, and (d) options to purchase 125,000 common shares. See Table No. 11 for exercise prices of options.

(10)	Consists of options to purchase 212,500 common shares. See Table No. 11 for exercise prices of options.
(11)	Consists of options to purchase 45,000 common shares. See Table No. 11 for exercise prices of options.
(12)	Consists of options to purchase 25,000 common shares. See Table No. 11 for exercise prices of options.
(13)	Consists of options to purchase 25,000 common shares. See Table No. 11 for exercise prices of options.

Stock Options

Incentive stock options are granted by the Company in accordance with the rules and policies of the Toronto Stock Exchange, the CBCA, and the Ontario Securities Commission, including the number of common shares under option, the exercise price and expiration date of such options, and any amendments thereto. The Company adopted its initial formal written stock option plan on April 25, 1996 (the “Old Plan”), and amended and restated the Old Plan on November 30, 2000.

As of October 20, 2008, the Board, subject to regulatory and shareholder approval, adopted a new stock option plan entitled the “2008 Stock Option Plan” (the “2008 Plan”). The Company’s shareholders approved the 2008 Plan at the annual general meeting held December 16, 2008 and the Board implemented the 2008 Plan on December 17, 2008. The 2008 Plan replaces the Old Plan, and all options previously outstanding under the Old Plan continue to be outstanding under, and governed by, the 2008 Plan.

The principal purposes of the Company’s stock option program are: to provide the Company with the advantages of the incentive inherent in stock ownership on the part of employees, officers, directors, and consultants responsible for the continued success of the Company; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage such individuals to remain with the Company; and to attract new employees, officers, directors and consultants to the Company.

Summary of 2008 Plan

The following is a summary of the 2008 Plan:

Principal Purposes:  The principal purposes of the 2008 Plan are to provide the Company with the advantages of the incentive inherent in stock ownership on the part of employees, officers, directors, and consultants responsible for the continued success of the Company; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage such individuals to remain with the Company; and to attract new employees, officers, directors and consultants to the Company.

Benefit to Shareholders:  The 2008 Plan is expected to benefit shareholders by enabling the Company to attract and retain personnel of high caliber by offering them an opportunity to share in any increase in value of the Company’s common shares resulting from their efforts.

Administration:  The Board has delegated authority for administration of the 2008 Plan to the Compensation Committee.

Eligibility:  Options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or its affiliates (“Eligible Persons”).

Options Available:  Under the 2008 Plan, options may be granted to purchase up to 10% of the Company’s outstanding shares from time to time. Based on the Company’s current issued and outstanding shares, options to purchase up to 5,317,533 common shares may be granted under the 2008 Plan. There are currently options to purchase a total of 3,775,500 shares outstanding under the 2008 Plan, leaving (based on the Company’s current issued and outstanding shares) a total of 1,542,033 common shares remaining available for grant. Additional common shares will automatically become available for grant under the 2008 Plan upon any increase in the Company’s issued and outstanding shares, to the extent of 10% of such increase.

Additional Option Grants:  Under the 2008 Plan, the number of common shares under options which have been exercised, and the number under those unexercised options which have expired or been cancelled, can be the subject of another option grant.

Limitations on Insiders:  Under the 2008 Plan, the number of common shares issuable to insiders, at any time, under the 2008 Plan and all other security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding common shares, and the number of common shares issued to insiders, within any one year period, under the 2008 Plan and all other security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding common shares.

Limitation on any Single Optionee:  The number of common shares which may be subject to options granted to any one person under the 2008 Plan may not exceed 5% of the issued and outstanding common shares of the Company, or currently 2,658,766 common shares.

Exercise Price:  Under the 2008 Plan, the Compensation Committee establishes the exercise price of all options granted, which price may not be less than the closing price of the Company’s common shares on The Toronto Stock Exchange on the trading day immediately preceding the date of grant of the option.

Vesting:  Under the 2008 Plan, options may be subject to such vesting requirements, if any, as are determined by the Compensation Committee. Upon a change of control of the Company, all unvested options shall immediately vest.

Termination and Adjustments:  Under the 2008 Plan, each option shall expire at such time as is determined by the Compensation Committee on the grant of such option, but in no event more than 10 years from the date of grant. Under the 2008 Plan, in the event that an option’s expiration date falls during the period of any trading blackout period self-imposed by the Company or within four business days thereafter, such options may be exercised until the end of the fifth business day following the expiration of the blackout period. Subject to the foregoing, all options will terminate on the earliest of the following dates:

•	the expiration date specified for such option in the option agreement with the Company evidencing such option;
•	where the optionee’s position as an Eligible Person is removed or terminated for just cause, the date of such termination for just cause;
•	where the optionee’s position as an Eligible Person terminates due to the death or disability of the optionee, one year following such termination;
•
where the optionee’s position as an Eligible Person terminates for a reason other than the optionee’s disability, death, or termination for just cause (termination for such other reason being hereinafter referred to as a “Voluntary Termination”), and the optionee has no continuing business relationship with the Company or an affiliate as an Eligible Person in any other capacity:

•	where the optionee held the position of a director of the Company or an affiliate, one year after the date of Voluntary Termination; or
•
where the optionee held any other position with the Company or an affiliate, such period of time after the date of Voluntary Termination, which shall be not less than 30 days nor more than one year, as is determined by the Compensation Committee at the time the option is granted, subject to extension by the Compensation Committee in its sole discretion, at any time during the duration of the option, up to but not beyond one year following the date of Voluntary Termination.

The retirement of a director at a meeting of shareholders pursuant to the constating documents of the Company and the re-election of such director at such meeting is deemed not to be a retirement, or termination of the position of, such director.

Anti-dilution:  The 2008 Plan has anti-dilution provisions for the Company to make appropriate adjustments to outstanding options in certain events, including a share consolidation, stock split, stock dividend, reorganization or other similar alteration.

Assignability:  Under the 2008 Plan, options are non-transferable and non-assignable.

Amendment:  Under the 2008 Plan, subject to the limitation in the next sentence, the Compensation Committee may amend the plan or any option agreement, including without limitation: in order to make changes of a clerical nature or changes to clarify the meaning of existing provisions; to change the vesting provisions of an option; to reflect any requirements of applicable regulatory bodies or stock exchanges; to extend the term of an option held by an Eligible Person who is not an insider; to reduce the option price of an option held by an Eligible Person who is not an insider; and to change the categories of Persons who are Eligible Persons. The Compensation Committee shall not, without the approval of the shareholders of the Company, have the right to: amend an option agreement in order to increase the number of common shares which may be issued pursuant to any option granted under the 2008 Plan; reduce the option exercise price of any option granted under the 2008 Plan then held by an insider; or extend the term of any option granted under the 2008 Plan then held by an insider.

Other:  Under the 2008 Plan, there is no ability for the Company to transform an option into a stock appreciation right involving an issuance of securities from treasury. The Company has not provided any financial assistance to any optionee to facilitate the exercise of options. There are no entitlements previously granted and subject to ratification by the shareholders.

The names and titles of the directors/senior management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in following table, as well as the number of options granted to directors/senior management and all employees/consultants as a group.

Table No. 11
  Stock Options Outstanding
December 31, 2008

Name	Number of Options Granted or Remaining	Exercise Price per Share	Grant Date	Expiration Date
Senior Management
Donald H. Segal	125,000	$2.00	June 30, 2005	June 30, 2010
	200,000	$3.00	July 31, 2006	July 31, 2011
	250,000	$1.68	December 17, 2008	December 17, 2016

Photios (Frank) Michalargias	100,000	$2.00	June 30, 2005	June 30, 2010
	50,000	$3.00	July 31, 2006	July 31, 2011
	250,000	$1.68	December 17, 2008	December 17, 2016

John M. Docherty	100,000	$2.00	June 30, 2005	June 30, 2010
	100,000	$3.00	July 31, 2006	July 31, 2011
	250,000	$1.68	December 17, 2008	December 17, 2016

Heman Chao	100,000	$2.00	June 30, 2005	June 30, 2010
	100,000	$3.00	July 31, 2006	July 31, 2011
	250,000	$1.68	December 17, 2008	December 17, 2016

Kenneth A. Cawkell	75,000	$2.00	June 30, 2005	June 30, 2010
	25,000	$3.00	July 31, 2006	July 31, 2011
	100,000	$1.68	December 17, 2008	December 17, 2016

Jack M. Kay	75,000	$2.00	June 30, 2005	June 30, 2010
	25,000	$3.00	July 31, 2006	July 31, 2011
	100,000	$1.68	December 17, 2008	December 17, 2016

Gordon M. Lickrish	20,000	$2.00	June 30, 2005	June 30, 2010
	100,000	$1.68	December 17, 2008	December 17, 2016

Slawomir Majewski	100,000	$1.68	December 17, 2008	December 17, 2016

W. Thomas Hodgson	100,000	$1.68	December 17, 2008	December 17, 2016

Total Senior Management	2,595,000

Management Officers /Employees/Consultants/etc.	402,000	$2.00	June 30, 2005	June 30, 2010
	208,500	$3.00	July 31, 2006	July 31, 2011
	570,000	$1.68	December 17, 2008	December 17, 2016
Total Management Officers /Employees/Consultants	1,180,500
TOTAL	3,775,500
All options granted prior to December 17, 2008 have fully vested. Options granted on December 17, 2008 generally vest over three (3) years as follows:

•	25% immediately on day of grant;
•	25% on the first anniversary of the day of grant;
•	25% on the second anniversary of the day of grant; and
•	25% on the third anniversary of the day of grant.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

See ITEM 6.E – Share Ownership and Table No. 10 for details regarding securities held by 5% shareholders, senior management, directors, and others.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

With the exception of the participation in private placements of equity in the Company by Mr. and Mrs. Cacek, Wojciech Hajduk and Isabela Flejseirowicz, and the 3,622,059 shares held by Herald Janssen which were amassed over time, there has not been a significant change in the percentage ownership held by any major shareholders during the past three years.

As a result of the Company’s completion on October 2, 2008 of a private placement of 6,800,000 units for gross proceeds of $11,424,000 (See ITEM 10.A. Share Capital – Authorized/Issued Capital”), Sylwester and Dorota Cacek became “insiders” of the Company, holding approximately 13.28% of the Company’s outstanding shares, and they will hold approximately 17.39% after exercise of the warrants acquired by them in the private placement.

7.A.1.c.  Different Voting Rights. The Company’s major shareholders do not have different voting rights.

7.A.2.  U.S. Share Ownership. As of December 31, 2008, there were a total of 176 holders of record of our common shares, of which 2 were registered with addresses in the United States. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our common shares are held of record in broker “street names.” As of December 31, 2008 United States holders of record held approximately 3.7% of our outstanding common shares.

7.A.3.  Control of Company. The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, United States’ residents, and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM 4.A – History and Progress of the Company and ITEM 6.E – Share Ownership.

7.A.4.  Change of Control of Company Arrangements.

Not Applicable.

7.B.  Related Party Transactions

During the 2008, 2007 and 2006 fiscal years, the Company paid $267,000, $255,000 and $193,000, respectively, to Cawkell Brodie Glaister LLP, legal counsel to the Company, for legal services rendered. Kenneth A. Cawkell, Corporate Secretary and a director of the Company, is a partner of Cawkell Brodie Glaister LLP.

Effective September 2006, the Company terminated its contractual arrangement to pay Dr. Marianna Foldvari, a former director of a subsidiary company, for consulting services. Prior to September 2006, the Company paid the director $2,500 per month for consulting services.

In February 2005, the Company entered into an agreement with Apotex, a Canadian pharmaceutical company, to identify and characterize a lead formulation for Apotex’s topical therapeutic product line. Apotex is considered a related party, as Jack M. Kay, a director of the Company, is also the President and Chief Operating Officer of

Apotex. During the 2008, 2007 and 2006 fiscal years, the Company received $0, $148,000 and $180,000, respectively, for contracted research and development services provided to Apotex.

During the fiscal year ended July 31, 2006, the Company paid $672,094 to MJM Management Company Establishment (“MJM”), for finder’s fees with respect to private placements of the Company’s securities to investors introduced by MJM and located outside of Canada and the United States. Herald Janseen was a related party to MJM. As of December 31, 2008, Herald Janssen beneficially owned, controlled or directed 7.73% of the outstanding common shares of the Company (approximately 11.5% as December 2006).

The Company has identified a complete fill finish solution provider, Chesapeake Biological Laboratory in Baltimore, for the purposes of vialing bulk drug product of L-DOS47 for human clinical testing. Jack M. Kay, a director of Helix is also a director of Cangene Corporation, the parent company of Chesapeake Biological Laboratory.

Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

Kenneth A. Cawkell, Corporate Secretary and a director of the Company, is a partner of Cawkell Brodie Glaister LLP, legal counsel to the Company. During the 2008, 2007 and 2006 fiscal years, the Company paid $267,000, $255,000 and $193,000, respectively, to Cawkell Brodie Glaister LLP for legal services rendered.

ITEM 8. FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in Note 16 to the financial statements.

The financial statements as required under ITEM 17. – Financial Statements are attached hereto and found immediately following the text of this Registration Statement. The audit report of KPMG LLP, independent registered public accounting firm, is included herein immediately preceding the financial statements.

Audited Financial Statements

Audited Financial Statements are included for the fiscal years ended July 31, 2008, 2007 and 2006.

Unaudited Interim Financial Statements

Unaudited Interim Financial Statements are included for the three months ended October 31, 2008 and October 31, 2007.

8.A.7.  Legal/Arbitration Proceedings

The directors and the senior management of the Company do not know of any material, active or pending, legal proceedings against them, nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The directors and the senior management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.A.8.  Dividend Distributions

The Company has not paid, and has no current plans to pay, dividends on its common shares. We currently intend to retain future earnings, if any, to finance the development of our business. Any future dividend policy will be determined by the Board, and will depend upon, among other factors, our earnings, if any, financial condition, capital requirements, any contractual restrictions with respect to the payment of dividends, the impact of the distribution of dividends on our financial condition, tax liabilities, and such economic and other conditions as the Board may deem relevant.

8.B.  Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements and/or since the date of the most recent interim financial statements.

ITEM 9. THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company’s common shares began trading on the Toronto Stock Exchange in Toronto, Ontario, Canada, on June 3, 1996. The current stock symbol is “HBP”. The CUSIP/ISIN numbers are 422910109 / CA4229101098.

The following table lists the volume of trading and the high and low sales prices on the Toronto Stock Exchange for the Company’s common shares for: the last six months; the last nine fiscal quarters; and the last five fiscal years.

Table No. 12
Toronto Stock Exchange
Common Shares Trading Activity
Canadian Dollars

Period Ended	High	Low
Monthly
January 31, 2009	$1.92	$1.18
December 31, 2008	$1.90	$1.23
November 30, 2008	$1.48	$1.15
October 31, 2008	$1.49	$1.27
September 30, 2008	$1.63	$1.28
August 31, 2008	$1.52	$1.26
July 31, 2008	$1.60	$1.21

Quarterly
January 31, 2009	$1.92	$1.60
October 31, 2008	$1.63	$1.20
July 31, 2008	$1.60	$1.15
April 30, 2008	$1.95	$1.40
January 31, 2008	$2.22	$1.58
October 31, 2007	$1.85	$1.25
July 31, 2007	$1.75	$1.09
April 30, 2007	$1.97	$1.01
January 31, 2007	$2.75	$1.70

Yearly
July 31, 2008	$2.21	$1.20
July 31, 2007	$2.75	$1.01
July 31, 2006	$4.70	$1.65
July 31, 2005	$4.30	$1.79
July 31, 2004	$7.40	$2.00

The Company’s common shares began trading on the Frankfurt Stock Exchange on January 3, 2000, with the trading symbol of “HBP.F”.

The Company’s common shares began trading on the Stuttgart Stock Exchange on September 11, 2000, with the trading symbol of “HBP.SG”.

The Company’s common shares began trading on the Munich Stock Exchange on September 11, 2000, with the trading symbol of “HBP.MU”.

The Company’s common shares began trading on the Berlin-Bremen Stock Exchange on September 13, 2000, with the trading symbol of “HBP.BE”.

The Company’s common shares began trading on the XETRA Exchange, based in Frankfurt, Germany, on January 1, 2003, with the trading symbol of “HBP.DE”.

9.A.5.  Common Share Description

The holders of the common shares are entitled to vote at all meetings of the shareholders, except meetings at which only holders of a specified class of shares are entitled to vote. Each common share carries with it the right to one vote. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, the holders of the common shares are entitled to receive any dividends declared and payable by the

Company on the common shares. Dividends may be paid in money or property or by issuing fully paid shares of the Company. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, the holders of the common shares are entitled to receive the remaining property of the Company upon dissolution.

No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. The common shares must be issued as fully-paid and non-assessable, and are not subject to further capital calls by the Company. The common shares are without par value. All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends.

Common shares are transferable at the principal office in Toronto, Ontario of the Company’s transfer agent and registrar, Computershare Investor Services Inc. There are no restrictions in the Company’s constating documents on the free transferability of the common shares.

Stock Options

See ITEM 6.E – Share Ownership and Tables No. 8/9/10/11 for additional information.

Warrants

As of December 31, 2008, the Company has 3,400,000 share purchase warrants outstanding. Each share purchase warrant entitles the holder to purchase, subject to adjustment, one common share of Helix at a price of $2.36 per share, until 5pm (Toronto time) on October 1, 2011. If all share purchase warrants are exercised, an additional 3,400,000 common shares would be issued and outstanding.

The Company has no convertible securities other than stock options and warrants as described above.

9.B.  Plan of Distribution

Not Applicable.

9.C.  Stock Exchanges Identified

The Company’s common shares trade on the Toronto Stock Exchange in Canada. In addition, although the Company did not seek to be listed on the Berlin-Bremen, Frankfurt, Munich, Stuttgart and XETRA stock exchanges in Europe, the Company’s common shares trade on these exchanges.

ITEM 10. ADDITIONAL INFORMATION

10.A.  Share Capital

Authorized/Issued Capital

As of July 31, 2008, July 31, 2007 and July 31, 2006, the authorized capital of the Company consisted of an unlimited number of common shares and 10,000,000 preferred shares. At these dates, there were 46,375,335, 36,335,335 and 32,685,335 common shares issued and outstanding, respectively. At these dates, all shares issued were fully paid. There were 36,335,335 shares outstanding at the beginning of fiscal 2008 and 46,375,335 shares outstanding at the end of July 31, 2008. There were 32,685,335 shares outstanding at the beginning and 36,335,335 shares outstanding at the end of fiscal 2007. There were 27,183,726 shares outstanding at the beginning of 2006 and 32,685,335 shares outstanding at the end of 2006.

On October 2, 2008, the Company issued 6,800,000 units through a private placement at a unit price of $1.68. Each unit consists of one common share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.36. The share purchase warrants expire on October 1, 2011. As a result of this private placement, the Company had 53,175,335 common shares issued and outstanding on December 31, 2008.

On October 15, 2008, a total of 325,000 stock options expired unexercised.

On December 17, 2008, a total of 2,070,000 stock options were granted.

As of December 31, 2008, the Company had the following outstanding: 53,175,355 common shares; 3,400,000 share purchase warrants to purchase common shares; and stock options to purchase up to 3,775,500 common shares.

No preferred shares have been issued, nor has any series of preferred shares been designated.

Shares Not Representing Capital

Not Applicable.

Shares Held By Company

Not Applicable.

Stock Options/Share Purchase Warrants

Please Refer to Table Nos. 8, 9, 10 and 11.

History of Share Capital

The Company has financed its operations through funds raised in public/private placements of common shares and proceeds received from shares issued upon exercise of stock options and share purchase warrants.

The following table shows our history of share capital in the 2006, 2007 and 2008 fiscal year:

Effective Date of Issuance	Security Issued	Number of Securities	Price	Gross Proceeds of Fair Value of Share Transaction	Process/ Consideration
October 4, 2005	Units	2,339,181	$1.71	$4,000,000	Private Placement
November 7, 2005	Units	3,156,428	$1.75	$5,523,000	Private Placement
Fiscal 2006	Common Shares	6,000	$2.00	$12,000	Option Exercise
October 11, 2006	Units	3,650,000	$1.93	$7,044,500	Private Placement
December 17, 2007	Common Shares	10,040,000	$1.68	$16,867,200	Private Placement
October 2, 2008	Units	6,800,000	$1.68	$11,424,000	Private Placement

Resolutions/Authorizations/Approvals

Not Applicable.

10.B.  Memorandum and Articles of Association

Helix BioPharma Corp. was originally formed upon the amalgamation of International Helix Biotechnologies Inc. and Intercon Pharma Inc. pursuant to Articles of Amalgamation on July 31, 1995 under the CBCA. In January 2000, the shareholders of the Company amended the articles of the Company by special resolution to reduce the minimum number of directors from six to five. In January 2006, the shareholders of the Company amended the articles of the Company by special resolution to grant authority to the Board to appoint one additional director, at any time until the Company’s next annual general meeting following the amendment, to hold office until such annual general meeting. In January 2007, the shareholders of the Company amended the articles of the Company by special resolution to grant authority to the Board to appoint one or more additional directors, at any time, to hold office until the Company’s next annual general meeting following the appointment, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders. In April 2008, the Company completed a short-form vertical amalgamation with four wholly-owned subsidiaries pursuant to Articles of Amalgamation dated April 30, 2008.

1. Register, Entry Number and Purposes

Our current Certificate and Articles of Amalgamation were registered on April 30, 2008. Our corporation number in Canada is 447631-0. Neither the Certificate nor the Articles of Amalgamation contain a statement of the Company’s objects and purposes.

2. Directors’ Powers

Pursuant to our by-laws and the CBCA, a director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Company, shall disclose the nature and extent of his interest at the time and in the manner provided by the CBCA. Any such contract or proposed contract shall be referred to the Board or shareholders for approval even if such contract is one that in the ordinary course of the Company’s business would not require approval by the Board or shareholders, and a director interested in a contract so referred to the Board shall not vote on any resolution to approve the same unless the contract or transaction: (i) relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate; (ii) is for indemnity or insurance of or for the director or officer as permitted by the CBCA; or (iii) is with an affiliate.

Directors shall be paid such remuneration for their services as the Board may determine from time to time, and will be entitled to reimbursement for traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Neither the Company’s articles or by-laws require an independent quorum for voting on director compensation. Directors are not precluded from serving the Company in any other capacity and receiving remuneration therefor. A director is not required to hold shares of the Company. There is no age limit requirement respecting the retirement or non-retirement of directors.

The directors may, on behalf of the Company:

•	Borrow money upon the credit of the Company;

•	Issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Company, whether secured or unsecured;

•	To the extent permitted by the CBCA, give a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or obligation of any person; and

•
Mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Company including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Company.

Nothing in the Company’s by-laws limits or restricts the borrowing of money by the Company on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Company.

These borrowing powers may be varied by way of an amendment to our articles or by-laws. Both types of amendments would require shareholder approval, however, in the case of a by-law amendment made by the directors, the amendment will be effective until confirmed or rejected by shareholders.

3. The Rights, Preferences and Restrictions Attaching to Each Class of the Company’s Shares

Common Shares

The holders of the common shares are entitled to vote at all meetings of the shareholders, except meetings at which only holders of a specified class of shares are entitled to vote. Each common share carries with it the right to one vote. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, the holders of the common shares are entitled to receive any dividends declared and payable by the Company on the common shares. Dividends may be paid in money or property or by issuing fully paid shares of the Company. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, the holders of the common shares are entitled to receive the remaining property of the Company upon dissolution.

No shares have been issued subject to call or assessment. There are no pre emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. The common shares must be issued as fully-paid and non-assessable, and are not subject to further capital calls by the Company. The common shares are without par value. All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends.

Preferred Shares

The Company does not currently have any preferred shares outstanding. The Company’s preferred shares may at any time and from time to time be issued in one or more series. The directors may from time to time, by resolution passed before the issue of any preferred shares of any particular series, fix the number of preferred shares in, and determine the designation of the preferred shares of, that series and create, define and attach special rights, privileges, restrictions and conditions to the preferred shares of that series, including, but without limiting the generality of the foregoing, the voting rights, if any, attached to the preferred shares of any series, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof, the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund; provided, however, that no special right, privilege, restriction or condition so created, defined or attached shall contravene the provisions of the next paragraph.

The Company’s preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital, in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, rank on a parity with the preferred shares of every other series and be entitled to preference over the common shares and over any other shares of the Company ranking junior to the preferred shares. The Company’s preferred shares of any series may also be given such other preferences, not inconsistent with the Company’s articles, over the Company’s common shares, and any other shares of the Company ranking junior to such preferred shares as may be fixed in accordance with the preceding paragraph.

4. Procedures to Change the Rights of Shareholders

In order to change the rights of our shareholders, the Company would need to amend our Articles of Amalgamation to effect the change. Such an amendment would require the approval of holders of two-thirds of the Company’s common shares, and any other shares carrying the right to vote at any general meeting of the shareholders of the Company, cast at a duly called special meeting. For certain amendments such as those creating a class of preferred shares, a shareholder is entitled under the CBCA to dissent in respect of such a resolution amending the Articles of Amalgamation and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of the shareholder’s common shares. In addition, for certain amendments, the separate approval of holders of two-thirds of one or more classes of shares, or in some cases, of one or more series of shares, is required.

5. Ordinary and Extraordinary Shareholders’ Meetings

An annual meeting of shareholders must be held not later than fifteen months after holding the last preceding annual meeting but no later than six months after the end of the Company’s preceding financial year. The Board has the power to call a special meeting of shareholders at any time. The Board must call a general meeting of shareholders if requisitioned to do so by not less than holders of five percent of the issued shares of the Company that carry the right to vote at a meeting, for the purpose stated in the shareholder requisition.

Notice of the date, time and location of each meeting of shareholders must be given not less than 21 days before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements, reports of the directors or auditor, setting or changing the number of directors, the election of directors and reappointment of the incumbent auditor, must state the general nature of the special business in sufficient detail to permit the shareholder to form a reasoned judgment on such business, must state the text of any special resolution to be submitted to the meeting, and must, if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it, a copy of the document or state that a copy of the document will be available for inspection by shareholders at the Company’s records office or another accessible location.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the Company and the auditor of the Company. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including who may attend the meeting.

6. Limitations on Rights to Own Securities

No share may be issued until it is fully paid.

Neither Canadian law nor our articles or by-laws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister on an annual basis (expected to be $312 million for 2009). A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

•	an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;

•
an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

•
an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

7. Impediments to Change of Control

There are no provisions of our articles or by-laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

8. Stockholder Ownership Disclosure Threshold in Bylaws

Neither our articles nor by-laws contain a provision governing the ownership threshold above which shareholder ownership must be disclosed.

9. Significant Differences with Applicable U.S. Law

With respect to items 2 through 8 above, the law applicable to the Company is not significantly different from that provided under the corporation law statutes in most U.S. jurisdictions. In addition:

•
none of the CBCA, applicable Canadian securities law, our Articles or By-Laws, or the rules, regulations or policies of the TSX (collectively, “Canadian rules”), require a majority of the Company’s directors to be independent. However, National Policy 58-201 of the Canadian Securities Administrators recommends that a majority of the Company’s directors should be independent. The Canadian rules also require the Company to disclose, in any management information circular for the election of directors, whether a majority of the Company’s directors are independent. A majority of the Company’s directors are in fact independent within the meaning of NASDAQ marketplace Rule 4200(a)(15) and Rule 10A-3(b)(1) under the Exchange Act;

•
the CBCA provides that generally, a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders and a resolution in writing dealing with all matters required by the CBCA to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of the CBCA relating to meetings of shareholders;

•	the Company’s Articles do not permit cumulative voting;

•
the TSX, on which the Company’s shares are listed, requires that “shareholder rights plans”, (commonly referred to as "poison pills") be ratified by shareholders within 6 months of their adoption by a listed company’s board of directors. Pursuant to National Policy 62-202 of the Canadian Securities Administrators, the Canadian securities regulatory authorities have advised participants in the capital markets that they are prepared to examine target company defensive tactics with respect to take-over bids in specific cases to determine whether they are abusive of shareholder rights;

•	the CBCA provides that, shareholders of a corporation or their personal representatives may examine the records of a corporation containing:

o	the articles and the by-laws, and all amendments thereto, and a copy of any unanimous shareholder agreement;

o	minutes of meetings and resolutions of shareholders;

o	copies of all notices of directors and notices of change of directors and director’s address filed with Industry Canada; and

o
a securities register showing, with respect to each class or series of securities, the names and the latest known address of each person who is or has been a security holder; the number or securities held by each security holder; and the date and particulars of the issue and transfer of each security; provided however, that any shareholder or their personal representative that wishes to examine the securities register of a distributing corporation must first make a request to the corporation or its agent, accompanied by an affidavit, prepared in accordance with the provisions of the CBCA. On payment of a reasonable fee, the shareholder is entitled to an extract from the securities register.

The CBCA further provides that a shareholder of a corporation is entitled, on request and without charge, to one copy of the articles and by-laws and of any unanimous shareholder agreement. Furthermore, shareholders or their personal representatives, upon payment of a reasonable fee and on sending to the corporation, the affidavit referred to above, may on application require the corporation to furnish within ten days after receipt of the affidavit, a list (“basic list”) setting out the names of the shareholders of the corporation, the number of shares owned by each shareholder and the address of each shareholder, and may also require any supplemental list setting out any changes to the basic list and any list setting out the name and address of any known holder of an option or right to acquire shares of the corporation. The basic list and any supplemental lists or the information contained in the securities register obtained by a shareholder or their personal representative may not be used by any person except in connection with (i) an effort to influence the voting of shareholders of the corporation; (ii) an offer to acquire securities of the corporation; or (iii) any other matter relating to the affairs of the corporation.

10. Special Conditions for Changes in Capital

The conditions imposed by the Company’s Articles of Amalgamation are not more stringent than required under the CBCA.

A copy of the Company’s Certificate of Amalgamation, current Articles of Amalgamation and By-Laws have been filed as an exhibit to this Registration Statement.

10.C.  Material Contracts

Copies of the material contracts have been filed as exhibits to this Registration Statement with portions of such contracts omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

See ITEM 4.B – Important Business Developments – Corporate Overview, with respect to 1, 2, 3 and 4 below.

1.	L-DOS47 cGMP Process Development, Scale Up and Clinical Supplies Manufacturing Agreement, dated May 4, 2008, between the Company and BioVectra.

2.	Topical Interferon Alpha-2b GMP Process Development, Scale Up and Clinical Supplies Manufacturing Agreement, dated April 3, 2008, between the Company and CPL.

3.	Technology License Agreement between the Company and NRC, dated April 27, 2005.

4.	Material Transfer and License Option Agreement, dated December 18, 2000, between the Company and Schering Corporation.

10.D.  Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed in ITEM 10.E. – Taxation below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The Company believes the following is a brief summary of the material principal Canadian federal income tax consequences to a U.S. Holder (as defined below) of common shares of the Company who deals at arm’s length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada – U.S. Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere. U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof, all specific proposals to amend such regulations and the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the current provisions of the Convention and the current administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or administrative practices whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of the United States or of any other jurisdiction outside Canada.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the relevant exchange rate applicable thereto.

This summary does not address all aspects of Canadian federal income taxation that may be relevant to any particular U.S. Holder in light of such holder's individual circumstances. Accordingly, U.S. Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Under the Tax Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Tax Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

A U.S. Holder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of common shares, provided that the shares do not constitute “taxable Canadian property” to the U.S. Holder at the time of disposition. Generally, common shares will not constitute taxable Canadian property to a U.S. Holder provided that such shares are listed on a prescribed stock exchange (which currently includes the TSX) at the time of the disposition and, during the 60-month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with all such persons has not owned 25% or more of the issued shares of any series or class of the Company’s capital stock.

If the common shares constitute taxable Canadian property to a particular U.S. Holder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if at the time of disposition the common shares do not derive their value principally from real property situated in Canada.

United States Federal Income Tax Considerations

Subject to the limitations described herein, the following discussion summarizes certain U.S. federal income tax consequences to a U.S. Holder of our common shares. A “U.S. Holder” means a holder of our common shares who is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (i) if, in general, a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. Holder (a “Non−U.S. Holder”). This discussion considers only U.S. Holders that will own our common shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder’s decision to purchase our common shares.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations or retirement plans;

•	are financial institutions or “financial services entities;”

•	hold our common shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	acquired our common shares upon the exercise of employee stock options or otherwise as compensation;

•	own directly, indirectly or by attribution at least 10% of our voting power;

•	have a functional currency that is not the U.S. Dollar;

•	are grantor trusts;

•	are certain former citizens or long-term residents of the United States; or

•	are real estate investment trusts or regulated investment companies.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

In addition, this discussion does not address any aspect of state, local or non-U.S. laws or the possible application of U.S. federal gift or estate taxes.

Each holder of our common shares is advised to consult its own tax advisor with respect to the specific tax consequences to it of purchasing, holding or disposing of our common shares, including the applicability and effect of federal, state, local and foreign income tax and other laws to its particular circumstances.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our common shares, including any non-U.S. taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our common shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

Subject to the discussion below under “Passive Foreign Investment Company Status,” dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% for taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States, which benefits include an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Canada Tax Treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the common share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such common share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the common share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our common shares in such year or in the following taxable year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any non-U.S. taxes withheld therefrom) will be includible in the income of a U.S. Holder in a U.S. Dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. Dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. Dollar, which will generally be U.S. source ordinary income or loss.

U.S. Holders will have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of non-U.S. income taxes which may be claimed as a credit in any taxable year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the common shares if such U.S. Holder has not held the common shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the common shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes.

Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our common shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such common shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. Dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of common shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2010). Gains recognized by a U.S. Holder on a sale, exchange or other disposition of common shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of common shares generally is allocated to U.S. source income. The deductibility of capital losses recognized on the sale, exchange or other disposition of common shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of common shares and converts the foreign currency into U.S. Dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. Dollar, which will generally be U.S. source ordinary income or loss.

Passive Foreign Investment Company Status

We would be a passive foreign investment company (a “PFIC”) if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries in which we own 25 percent (by value) of the stock) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our common shares (including gain deemed recognized if the common shares are used as security for a loan) and upon receipt of certain “excess distributions” (generally, distributions that exceed 125% of the average amount of distributions in respect to such common shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) with respect to our common shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the common shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our common shares from decedents (other than nonresident aliens) would be denied the normally available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. In the event that we conclude that we will be classified as a PFIC, we will make a determination at such time as to whether we will be able to provide U.S. Holders with the information that is necessary to make a QEF election. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. Holder’s basis in its common shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder’s QEF election is in effect with respect to the entire holding period for its common shares, any gain or loss realized by such holder on the disposition of its common shares held as a capital asset ordinarily will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such common shares for more than one year at the time of the disposition. For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum U.S. federal income tax rate of 15% for taxable years beginning on or before December 31, 2010. The QEF election is made on a shareholder-by-shareholder basis, applies to all common shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

As an alternative to making the QEF election, a U.S. Holder of PFIC stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a PFIC by electing to mark the stock to market and recognizing as ordinary income or loss, each taxable year that we are a PFIC, an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock. Special rules apply if a U.S. Holder makes a mark-to-market election after the first taxable year in its holding period in which we are a PFIC. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as the Company’s common shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Exchange Act, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and that has certain characteristics. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, subject to special rules relating to an initial public offering. It is not entirely clear whether any of the OTCBB, Toronto Stock Exchange, Berlin-Bremen Stock Exchange, Frankfurt Stock Exchange, Munich Stock Exchange, Stuttgart Stock Exchange or XETRA Exchange are qualified exchanges or other markets, or whether there will be sufficient trading volume with respect to the Company’s common shares, and accordingly, whether the common shares will be “marketable stock” for these purposes. Furthermore, there can be no assurances that the Company’s common shares will continue to trade on any of the exchanges listed above.

We believe we were not a PFIC for the year ending July 31, 2008 and do not expect to be classified as a PFIC for the year ending July 31, 2009. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending July 31, 2009 or in a future taxable year. We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year.

Non−U.S. Holders

Except as described in “Information Reporting and Backup Withholding” below, a Non-U.S. Holder of common shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, or the proceeds from the disposition of, our common shares, unless, in the case of U.S. federal income taxes:

•
such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or

•
the Non-U.S. Holder is an individual who holds the common shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition of our common shares and certain other conditions are met.

Information Reporting and Backup Withholding

U.S. Holders (other than exempt recipients, such as corporations) generally are subject to information reporting requirements with respect to dividends paid on, or proceeds from the disposition of, our common shares. U.S. Holders are also generally subject to backup withholding (currently at a rate of 28%) on dividends paid on, or proceeds from the disposition of, our common shares unless the U.S. Holder provides IRS Form W−9 or otherwise establishes an exemption.

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or proceeds from the disposition of, our common shares, provided that such Non-U.S. Holder provides taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding will be allowed as a credit against a U.S. or Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement, but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The consolidated financial statements of the Company as of July 31, 2008, 2007 and 2006 and for the fiscal periods ended July 31, 2008, 2007 and 2006, included herein, have been audited by KPMG LLP, independent registered public accounting firm, 4100 Yonge Street, Suite 200, Toronto, Ontario, Canada  M2P 2H3, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.

10.H.  Documents on Display

The Company’s documents can be viewed at its Canadian office, located at: 305 Industrial Parkway South, #3, Aurora, Ontario, Canada  L4G 6X7. Upon the effectiveness of this registration statement, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C.  20549.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a small business issuer, as defined in Section 240.12b-2; and thus, ITEM 11 is not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Debt Securities

Not Applicable.

Warrants and Rights

See ITEM 9. – The Offer and Listing

Other Securities

Not Applicable.

American Depository Shares

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16. RESERVED

The registration statement does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

See ITEM 6.C. Board Practices – “Board Meetings and Committees; Annual Meeting Attendance.

ITEM 16B.  CODE OF ETHICS

Not Applicable.

ITEM 16C.  PRINCIPAL ACCOUNTIING FEES AND SERVICES

Not Applicable.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company’s consolidated financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in Note 17 to the consolidated financial statements.

The consolidated financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement and are incorporated by reference herein. The audit report of KPMG LLP, independent registered public accounting firm, is included herein immediately preceding the audited consolidated financial statements.

a.           Audited Financial Statements

        Report of Independent Registered Public Accounting Firm, dated October 10, 2008.

        Consolidated Balance Sheets at July 31, 2008 and 2007.

Consolidated Statements of Operations and Comprehensive Loss for the years ended July 31, 2008, 2007 and 2006.

Consolidated Statements of Cash Flows for the years ended July 31, 2008, 2007 and 2006.

Notes to Consolidated Financial Statements.

b.           Unaudited Interim Financial Statements

Consolidated Balance Sheets at October 31, 2008 and October 31, 2007.

Consolidated Statements of Operations and Comprehensive Loss for the Three Months Ended October 31, 2008 and October 31, 2007.

Consolidated Statements of Cash Flows for the Three Months Ended October 31, 2008 and October 31, 2007.

Notes to Consolidated Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. EXHIBITS

1.1	Certificate and Articles of Amalgamation
1.2	Amended and Restated Bylaws
4.1	L-DOS47 cGMP Process Development, Scale Up and Clinical Supplies Manufacturing Agreement, between the Company and BioVectra, dated May 4, 2008*
4.2	Topical Interferon Alpha-2b GMP Process Development, Scale Up and Clinical Supplies Manufacturing Agreement, between the Company and CPL, dated April 3, 2008*
4.3	Technology License Agreement between the Company and NRC, dated April 28, 2005*
4.4	Material Transfer and License Option Agreement, between the Company and Schering Corporation, dated December 18, 2000*
4.5	Employment Agreement with Heman Chao, dated August 6, 2008
4.6	Employment Agreement with Photios (Frank) Michalargias, dated August 6, 2008
4.7	Employment Agreement with John M. Docherty, dated August 6, 2008
4.8	Employment Agreement with Donald H. Segal, dated August 6, 2008
4.9	Form of Indemnity Agreement
4.10	Form of Stock Option Agreement for December 17, 2008 Plan (Standard)
4.11	Form of Stock Option Agreement for December 17, 2008 Plan (Directors Only)
4.12	Stock Option Plan, implemented December 17, 2008
8.1	List of Subsidiaries: See ITEM 4.C
15.1	Consent of KPMG LLP

*	Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

WHERE TO FIND ADDITIONAL INFORMATION

Upon effectiveness, we will file reports and other information with the Securities and Exchange Commission located at 100 F Street NE, Washington, D.C.  20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. Further, we file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The accompanying consolidated financial statements of Helix BioPharma Corp. and other financial information contained in this registration statement are the responsibility of management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using management’s best estimates and judgments, where appropriate. In the opinion of management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this registration statement has been reviewed to ensure consistency with that in the consolidated financial statements.

To assist management in discharging these responsibilities, the Company maintains an effective system of procedures and internal control which is designed to provide reasonable assurance that its assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with management’s authorization and that the financial records form a reliable base for the preparation of accurate and reliable financial information.

The Board of Directors ensures that management fulfils its responsibilities for the financial reporting and internal control. The Board of Directors exercises this responsibility through its independent Audit Committee comprising a majority of unrelated and outside directors. The Audit Committee meets periodically with management and annually with the external auditors to review audit recommendations and any matters that the auditors believe should be brought to the attention of the Board of Directors. The Audit Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

The consolidated financial statements for the years ended July 31, 2008, 2002 and 2006 have been audited by KPMG LLP, Chartered Accountants, which has full and unrestricted access to the Audit Committee. KPMG’s report on the consolidated financial statements is presented herein.

/s/ Donald H. Segal                                             /s/ Photios (Frank) Michalargias
Donald H. Segal                                               Photios (Frank) Michalargias
Chief Executive Officer                                           Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Helix BioPharma Corp.

We have audited the accompanying consolidate balance sheets of Helix BioPharma Corp. (the “Company”) as of July 31, 2008 and 2007 and the related consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended July 31, 2008.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. We also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2008 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 17 to the consolidated financial statements.

On August 1, 2007, the Company adopted retrospectively without restatement the new recommendations of CICA Handbook Section 1530 Comprehensive Income, Section 3855 Financial Instruments – Recognition and Measurement , Section 3861, Financial Instruments – Disclosure and Presentation, Section 3251 Equity and Section 3865 Hedges. The effect of these changes is described in note 4 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
October 10, 2008

HELIX BIOPHARMA CORP.
Consolidated Balance Sheets
As at July 31, 2008 and 2007 (In thousands of Canadian dollars)

	2008	2007
Assets
Current assets:
Cash and cash equivalents	$19,057	$11,379
Accounts receivable	349	902
Inventory	458	539
Prepaid and other expenses	446	187
	20,310	13,007
Investment (notes 4 and 5)	95	1
Capital assets (note 6)	1,151	1,139
Intangible assets (note 7)	110	126
	$21,666	$14,273
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$598	$565
Accrued liabilities	546	974
	1,144	1,539
Shareholders’ equity (note 8):	20,522	12,734
Future operations (note 1)
Commitments and contingencies (note 9)
Subsequent events (note 16)
	$21,666	$14,273
See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

/s/ Donald H. Segal Donald H. Segal, Chair, Board of Directors	/s/ W. Thomas Hodgson W. Thomas Hodgson, Chair, Audit Committee

HELIX BIOPHARMA CORP.
Consolidated Statements of Operations and Comprehensive Loss
Years ended July 31, 2008, 2007 and 2006 (In thousands of Canadian dollars, except per share amounts)

	2008	2007	2006
Revenue:
Product revenue	$2,952	$2,764	$3,012
License fees and royalties	639	512	773
Research and development contract	-	148	180
	3,591	3,424	3,965
Expenses:
Cost of sales	1,239	1,139	1,341
Research and development	5,064	4,116	3,368
Operating, general and administration	4,757	4,418	3,722
Amortization of intangible assets	16	159	594
Amortization of capital assets	254	287	315
Stock-based compensation	44	47	1,710
Interest income	(645)	(496)	(270)
Foreign exchange loss (gain)	(327)	(9)	16
Impairment of intangible assets	-	1,332	-
	10,402	10,993	10,796
Loss before income taxes	(6,811)	(7,569)	(6,831)
Income taxes (note 10)	153	105	108
Net loss for the year	(6,964)	(7,674)	(6,939)
Other comprehensive loss, net of tax:
Decrease in fair value of available-for-sale investments (net of tax of $nil)	(54)	–	–
Total comprehensive loss	$(7,018)	$(7,674)	$(6,939)
Loss per share (note 11):
Basic	$(0.16)	$(0.22)	$(0.22)
Diluted	(0.16)	(0.22)	(0.22)
Weighted average number of common shares used in the calculation of basic and diluted loss per share	42,469,362	35,615,335	31,409,495

Consolidated Statements of Deficit
Years ended July 31, 2008, 2007 and 2006 (In thousands of Canadian dollars)
	2008	2007	2006
Net loss for the year	$(6,964)	$(7,674)	$(6,939)
Deficit, beginning of year	(51,728)	(44,054)	(37,115)
Deficit, end of year	$(58,692)	$(51,728)	$(44,054)

See accompanying notes to consolidated financial statements.

HELIX BIOPHARMA CORP.
Consolidated Statements of Cash Flows
Years ended July 31, 2008, 2007 and 2006 (In thousands of Canadian dollars)

	2008	2007	2006
Cash provided by (used in):
Operating activities:
Loss for the year	$(6,964)	$(7,674)	$(6,939)
Items not involving cash:
Amortization of capital assets	254	287	315
Amortization of intangible assets	16	159	594
Stock-based compensation	44	47	1,710
Write-down of intangible assets	–	1,332	–
Foreign exchange loss (gain)	(327)	(9)	16
Change in non-cash working capital:
Accounts receivable	553	(24)	(417)
Inventory	81	(121)	56
Prepaid and other expenses	(259)	(27)	123
Accounts payable and accrued liabilities	(395)	(49)	490
Deferred revenue	–	–	(50)
	(6,997)	(6,079)	(4,102)
Financing activities:
Proceeds from the exercise of options	–	–	12
Proceeds from the issue of warrants and common shares, net of issue costs	14,614	6,480	8,796
	14,614	6,480	8,808
Investing activities:
Redemption (purchase) of short-term investments, net	–	6,640	(4,170)
Purchase of capital assets	(266)	(63)	(258)
	(266)	6,577	(4,428)
Effect of exchange rate changes on cash and cash equivalents	327	9	(16)
Increase in cash and cash equivalents	7,678	6,987	262
Cash and cash equivalents, beginning of year	11,379	4,392	4,130
Cash and cash equivalents, end of year	$19,057	$11,379	$4,392
Supplemental cash flow information:
Interest received	$652	$496	$198
Interest paid	1	2	10
Income taxes paid	4	–	224
See accompanying notes to consolidated financial statements.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31 2008, 2007 and 2006
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

1.	Future operations

Helix’s principal business activities are focused on biopharmaceuticals, primarily in the areas of cancer prevention and treatment.  In addition, the Company earns revenues from its drug distribution business in Canada and international licensing activities.  The Company has funded its research and development activities through the issuance of common shares and warrants and limited commercial activities.

As the Company has several projects in the research and development stage, it expects to incur additional losses and require additional financial resources. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis.  It is not possible to predict the outcome of future research and development activities or the financing thereof.

2.	Basis of presentation

The consolidated financial statements presented have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. These consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.  While the Company believes it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

3.	Significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

(a)	Principles of consolidation

The consolidated financial statements include the assets and liabilities and results of operations of all subsidiaries and variable interest entities (“VIEs”) where the Company is the primary beneficiary, after elimination of intercompany transactions and balances.  VIEs are entities in which equity investors do not have controlling financial interest or the equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by other parties.  The Company does not have any VIEs.

(b)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.  Significant areas requiring the use of estimates relate to the assessment of impairment in the value of long-term investments, determination of useful lives and assessment of impairment of long-lived assets such as capital assets, acquired technology under development and patents, determination of fair value of stock options granted for estimating stock-based compensation expense, the allocation of proceeds to share purchase warrants and the determination of valuation allowance of future tax assets.

In determining these estimates, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail.  These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

(c)	Cash and cash equivalents

Cash and cash equivalents include unrestricted cash and treasury bills having maturities not exceeding 90 days from their respective acquisition dates.

(d)	Inventory

Inventory is valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

(e)	Capital assets

Capital assets are recorded at cost less accumulated amortization.  Amortization is provided using the following methods and annual rates:

Asset	Basis	Rate
Research equipment	Declining balance	20% - 30%
Computer equipment	Declining balance	20% - 30%
Furniture and fixtures	Declining balance	20% - 30%

(f)	Research and development

Internally generated research costs, including the costs of developing intellectual property and registering patents, are expensed as incurred.  Internally generated development costs are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles.  To date, the Company has not deferred any internally generated development costs.

(g)	Revenue recognition

Product revenue from pharmaceutical sales is recognized when title has transferred to the customer and the customer has assumed the risk and rewards of ownership.  Revenue from product sales is recorded net of estimated discounts, product returns and other charge-backs, if any.

Certain license fees are comprised of initial fees and milestone payments pursuant to collaborative agreements and other licensing arrangements.  Initial fees are recognized over the estimated collaboration term on a straight-line basis.  Milestone payments are recognized as revenue when the milestone (such as issuance of patents by regulatory authorities or achievement of commercial sales by the customer) is achieved and the customer is obligated to make the performance payment.  Certain license arrangements require no continuing involvement by the Company.  Non-refundable license fees are recognized as revenue, when the Company has no further involvement or obligation to perform under the arrangement, the fee is fixed or determinable and collection of the amount is reasonably assured.

Royalty revenue is recognized when the pharmaceutical product sales are shipped by a licensee to third parties and the royalty revenue can be determined and collection is reasonably assured.

Revenue for research and development service contracts consists of up-front fees and milestone payments.  Non-refundable up-front fees are recognized over the estimated term of the service contract.  Milestone payments are recognized as revenue when the milestone is achieved and customer acceptance is received.

(h)	Foreign currency translation

Foreign operations and foreign currency-denominated items are translated into Canadian dollars.  Monetary assets and liabilities of the Company’s integrated foreign subsidiary are translated into Canadian dollars at the rates of exchange in effect at the balance sheet dates.  Non-monetary items are translated at historical exchange rates.  Revenue and expenses are translated at the exchange rates prevailing at their respective transaction dates.  Exchange gains and losses arising on translation are included in operating results.

(i)	Income taxes

The Company accounts for income taxes using the asset and liability method.  Future tax assets and liabilities are recognized for the future taxes attributable to the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax carrying values.  Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance against future tax assets is recognized when it is more likely than not that the Company will not generate sufficient income for tax purposes to utilize tax losses in the carry-forward period and other available tax deductions.

(j)	Loss per share

Basic loss per share is calculated by dividing the earnings available to common shareholders by the weighted average number of common shares outstanding during the year.  Diluted loss per share is calculated using the treasury stock method, which assumes that all stock options and share purchase warrants with exercise prices below the market prices are exercised with the proceeds used to purchase common shares of the Company at the average market price during the year.

(k)	Intangible assets

Intangible assets consist of acquired technology under development and patents.  Intangible assets are amortized at the shorter of their remaining legal or contractual life and their estimated useful life on a straight-line basis as follows:

Acquired technology under development	3 years
Patents	15 - 20 years

The amortization method and estimate of the useful life of intangible assets are reviewed annually.

Acquired technology under development and patents do not necessarily reflect the present or future value of the underlying science or technology.  The amount recoverable is dependent upon the continuing advancement of the research through various phases of clinical trials and, ultimately, to commercialization or on the licensing of the research to third parties, for valuable consideration.  It is not possible to predict the outcome of research and development programs or their potential to be licensed to third parties.

(l)	Stock-based compensation

The Company accounts for stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees in accordance with the recommendations of The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments” (“Section 3870”).  Section 3870 established standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees.  The standard requires that a fair value based method of accounting be applied to all stock-based payments to employees and non-employees and to employee awards that are direct awards of stock, which call for settlement in cash or other assets, or are appreciation rights that call for settlement by the issuance of equity instruments.  The fair value of stock options is measured at the grant date using the Black-Scholes option pricing model and the compensation cost is amortized over the options’ vesting period for employee awards and the service period for non-employee awards.  Forfeitures are accounted for as they occur.

(m)	Impairment of long-lived assets

The Company’s long-lived assets include capital assets and intangible assets with finite lives.  The Company considers a two-step process to determine whether there is impairment of long-lived assets held for use.  The first step determines when impairment is recognized while the second measures the amount of the impairment.  An impairment loss is recognized when the carrying amount on a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.  To test for and measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent.  Intangible asset write-downs in fiscal 2008 total $nil (2007 – $1,332,000; 2006 – $nil).

(n)	Recent Canadian accounting pronouncements not yet adopted

(i)	Financial Instruments – Disclosure

CICA Handbook Section 3862, Financial Instruments – Disclosure, increases the disclosure currently required that will enable users to evaluate the significance of financial instruments on an entity’s financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risk arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk.  The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.  This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically August 1, 2008 for the Company.  The Company has not yet determined the impact of the adoption of this change on the disclosures in its consolidated financial statements.

(ii)	Financial Instruments – Presentation

CICA Handbook Section 3863, Financial Instruments – Presentation, replaces the existing requirements on presentation of financial instruments which have been carried forward unchanged to this section.  This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically August 1, 2008 for the Company.  The Company does not expect the adoption of this standard to have any impact on the consolidated financial statements.

(iii)	Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically August 1, 2008 for the Company.  The Company has not yet determined the impact of the adoption of this change on the disclosure in its consolidated financial statements.

(iv)	Inventories

CICA Handbook Section 3031, Inventories, replaces Section 3030 and establishes new standards for the measurement and disclosure of inventories.  This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, specifically August 1, 2008 for the Company.  The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

(v)	General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, specifically August 1, 2008 for the Company.  The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

(vi)	International Financial Reporting Standards

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a transition period expected to end in 2011.  The impact of the transition to IFRS on the Company’s consolidated financial statements is not yet determinable.

4.	Change in accounting policies

Effective August 1, 2007, the Company adopted the new accounting standards that were issued by The Canadian Institute of Chartered Accountants (CICA): Handbook Section 1530 “Comprehensive Income”, Handbook Section 3251 “Equity”, Handbook Section 3855 “Financial Instruments – Recognition and Measurement”, Handbook Section 3861 “Financial Instruments – Disclosure and Presentation” and Handbook Section 3865, “Hedges”. The Company adopted these standards retroactively without restatement of prior periods.

(a)	Comprehensive Income

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income (‘OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments, if any. The Company has included in its consolidated financial statements a consolidated statement of operations and comprehensive loss for the fiscal year ended July 31, 2008.  The cumulative changes in OCI are included in accumulated other comprehensive income (AOCI), which is presented as a new category of shareholders’ equity in Note 8.

(b)	Equity

Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period and requires the Company to present separately equity components and changes in equity arising from i) net earnings, ii) other comprehensive income, iii) other changes in retained earnings; iv) changes in contributed surplus; v) changes in share capital, and vi) changes in reserves.  Consolidated statements of changes in shareholders’ equity are included in the consolidated financial statements for the period.

(c)	Financial Instruments – Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition. Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in other income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in OCI.

Derivative instruments are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated in effective cash flow hedges or hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation. Section 3855 also provides an entity the option to designate a financial instrument as held-for-trading (the fair value option) on its initial recognition or upon adoption of the standard, even if the financial instrument, other than loans and receivables, was not acquired or incurred principally for the purpose of selling or repurchasing it in the near term. An instrument that is classified as held-for-trading by way of this fair value option must have reliable fair values.

(d)	Financial Instruments – Disclosure and Presentation

Section 3861 replaces Section 3860, of the same title and establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

(e)	Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item. In a fair value hedging relationship, the carrying value of the hedged item is adjusted for unrealized gains or losses attributable to the hedged risk and recognized in net earnings. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which is also recorded in net earnings. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to net earnings over the remaining term of the original hedging relationship. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in net earnings. When hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to net earnings during the periods when the variability in the cash flows of the hedged item affects net earnings. Gains and losses on derivatives are reclassified immediately to net earnings when the hedged item is sold or early terminated. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net earnings. The amounts previously recognized in AOCI are recognized in net earnings when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment; or reduction in equity of the foreign operation as a result of dividend distributions. The Company did not have hedges at July 31, 2007 or in the year ended July 31, 2008.

(f)	Impact of Adoption of Handbook Sections 1530, 3251, 3855, 3865

(i)
Upon adoption of these new standards, the Company designated its cash as held-for-trading, which is measured at fair value. The Company’s cash equivalents consist of interest bearing deposits that were designated as held-to-maturity, and continue to be valued at amortized cost subsequent to August 1, 2007.  Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

(ii)
The investment in shares of Orchid Cellmark Inc. (“Orchid”) was categorized as available-for-sale and recorded at fair value, with the resulting fair value transitional adjustment of $148,000 recorded in AOCI, net of tax of $nil at August 1, 2007.  Previously, the investment was recorded at cost.

(iii)
All derivative instruments, including embedded derivatives, are recorded in the statement of operations at fair value unless exempted from derivative treatment as a normal purchase and sale.  All changes in their fair value are recorded in net earnings unless cash flow hedge accounting is used, in which case changes in fair value are recorded in OCI.  The Company has elected to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after August 1, 2003.  The Company did not have any material embedded derivatives in its host contracts the impact of which was material.

5.	Investment

The investment in shares of Orchid is categorized as available-for-sale.  At July 31, 2008, the Company owns 29,678 common shares in Orchid (2007 – 29,678 common shares).  Orchid’s common shares trade on the NASDAQ, under the ticker symbol ORCH.  The closing trading price of Orchid’s common shares was US$3.19 per share at July 31, 2008 (2007 – US$5.00 per share).

6.	Capital assets

		2008			2007
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Research equipment	$2,798	$1,914	$884	$2,635	$1,729	$906
Computer equipment	721	504	217	628	445	183
Furniture and fixtures	144	94	50	134	84	50
	$3,663	$2,512	$1,151	$3,397	$2,258	$1,139

7.	Intangible assets

		2008			2007
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Acquired technology under development	$3,141	$3,141	$-	$3,141	$3,141	$-
Patents	911	801	110	911	785	126
	$4,052	$3,942	$110	$4,052	$3,926	$126

8.	Shareholders’ equity:

			Share purchase				Accumulated
	Common shares		warrants				other
							comprehensive		Total
						Contributed	income		shareholders
	Amount	Number	Amount	Number	Options	surplus	Deficit	(loss)	equity

Balances, July 31, 2005	$43,570	27,183,726	$193	2,415,000	$3,100	$554	$(37,115)	$–	$10,302

Net loss for the year	–	–	–	–	–	–	(6,939)	–	(6,939)
Other comprehensive income (loss)	–	–	–	–	–	–	–	–	–
Common stock, issued	8,353	5,495,609	–	–	–	–	–	–	8,353
Warrants, issued	–	–	443	5,495,609	–	–	–	–	443
Warrants expired, unexercised	–	–	–	–	–	–	–	–	–
Stock-based compensation	–	–	–	–	1,710	–	–	–	1,710
Stock options, exercised	21	6,000	–	–	(9)	–	–	–	12
Stock options expired, unexercised	–	–	–	–	(1,199)	1,199	–	–	–
Balances, July 31, 2006	$51,944	32,685,335	$636	7,910,609	$3,602	$1,753	$(44,054)	$–	$13,881

Net loss for the year	–	–	–	–	–	–	(7,674)	–	(7,674)
Other comprehensive income (loss)	–	–	–	–	–	–	–	–	–
Common stock, issued	5,406	3,650,000	–	–	–	–	–	–	5,406
Warrants, issued	–	–	1,074	3,650,000	–	–	–	–	1,074
Warrants expired, unexercised	–	–	(193)	(2,415,000)	–	193	–	–	–
Stock-based compensation	–	–	–	–	47	–	–	–	47
Stock options, exercised	–	–	–	–	–	–	–	–	–
Stock options expired, unexercised	–	–	–	–	(14)	14	–	–	–
Balances, July 31, 2007:
As previously reported	57,350	36,335,335	1,517	9,145,609	3,635	1,960	(51,728)	–	12,734

Changes in accounting policy related to financial instruments (note 4(f)(ii))	–	–	–	–	–	–	–	148	148
Balances, July 31, 2007:
As revised	57,350	36,335,335	1,517	9,145,609	3,635	1,960	(51,728)	148	12,882

Net loss for the year	–	–	–	–	–	–	(6,964)	–	(6,964)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(54)	(54)
Common stock, issued	14,614	10,040,000	–	–	–	–	–	–	14,614
Warrants, issued	–	–	–	–	–	–	–	–	–
Warrants expired, unexercised	–	–	(1,517)	(9,145,609)		1,517	–	–	–
Stock-based compensation	–	–	–	–	44	–	–	–	44
Options, exercised	–	–	–	–	–	–	–	–	–
Options expired, unexercised	–	–	–	–	(448)	448	–	–	–
Balances, July 31, 2008	$71,964	46,375,335	$–	–	$3,231	$3,925	$(58,692)	$94	$20,522

(a)	Preferred shares

(i)	Authorized 10,000,000 preferred shares

(ii)	Nil preferred shares issued and outstanding

(b)	Common shares, share purchase warrants and contributed surplus

(i)	Authorized unlimited common shares without par value

(ii)	Issued and outstanding:

On October 11, 2006, the Company announced the completion of a private placement, issuing 3,650,000 units at $1.93 per unit, for gross proceeds of $7,044,500.  Each unit consists of one common share and one common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase one common share at a price of $2.70 until March 31, 2008. Of the gross proceeds amount, $1,168,000 was allocated to the share purchase warrants based on fair value and the residual amount of $5,876,500 was allocated to common shares.  Share issue costs totalling $565,000 were proportionately allocated to the share purchase warrants ($94,000) and common shares ($471,000) respectively.

In addition to the 225,000 warrants, which expired unexercised on September 22, 2006, an additional 2,190,000 warrants expired unexercised on March 1, 2007.  The total number of share purchase warrants available for exercise as at July 31, 2007 totalled 9,145,609, with exercise prices ranging from $2.39 to $2.70 per share purchase warrant.

On December 19, 2007 the Company announced the completion of a private placement, issuing 10,040,000 common shares at $1.68 per common share, for gross proceeds of $16,867,200.  The costs of issuance amounted to $2,253,200 and has been reduced from the gross proceeds and recorded in share capital.

Share purchase warrants totalling 9,145,609 expired unexercised on March 31, 2008 leaving no share purchase warrants available for exercise as at July 31, 2008.

(c)	Stock options

(i)
The Company maintains a stock option plan reserving up to 3,500,000 common shares for granting to directors, officers and employees of the Company or any person or company engaged to provide ongoing management or consulting services.  Options are granted at the fair market value of the Company’s stock at the grant date, vesting at the discretion of the Board, and may have terms of up to 10 years.

(ii)	Issued and outstanding

	Number	Weighted average exercise price per share	Number	Weighted average exercise price per share
Outstanding, beginning of year	3,272,500	$3.41	3,282,500	$3.40
Granted	–	–	–	–
Exercised	–	–	–	–
Forfeited/expired	(1,242,000)	5.01	(10,000)	2.00
Outstanding, end of year	2,030,500	$2.45	3,272,500	$3.41
Exercisable, end of year	2,030,500	$2.45	3,241,945	$3.42

	Exercise Price
	$2.00	$3.00
Weighted average remaining contractual life (years)	1.9	3.0
Number of options:
- outstanding	1,122,000	908,500
- exercisable	1,122,000	908,500

(iii)	Stock-based compensation

For the year ended July 31, 2008, the Company granted nil stock options (2007 – nil; 2006 – 931,500), with a fair value of $nil (2007 – $nil; 2006 – $1,658,000) and 30,556 (2007 – 33,333; 2006 – 36,111) stock options vested with a fair value of $44,000 (2007 – $47,000; $2006 – $52,000).  The result is a net stock-based compensation expense of $44,000 (2007 – $47,000; 2006 – $1,710,000).  Stock options totalling 1,242,000 expired unexercised in fiscal 2008 leaving 2,030,500 stock options issued and outstanding at July 31, 2008.

The Black-Scholes option pricing model was used to estimate the fair value of the options at the grant date based on the following assumptions:

	Volatility	Risk Free Interest Rate	Expected Life	Dividend Yield
2008	–%	–%	– years	–%
2007	–%	–%	– years	–%
2006	92.0%	4.16%	5 years	–%

9.	Commitments and contingencies

(a)	Royalty and in-licensing commitments

(i)
Pursuant to a Royalty Agreement dated March 27, 1997 with University of Saskatchewan Technologies Inc. (“UST”), the Company is required to pay UST a royalty of 2% of the net sales revenue generated from certain products containing prostaglandin E1, and in the case of sub-licenses of such products, 15% of the non-royalty considerations (up-front payments) received from the sub-licensee.

(ii)
Pursuant to an Amended Royalty Agreement, effective November 1, 1999, the Company is required to pay royalties of 2% of the Company’s net sales revenue received from the marketing, manufacture, distribution or sale of certain products, or in the case of sub-license revenue, 2% of license fees or other revenue received by the Company related to the marketing, manufacture, distribution or sale of certain products, which revenue is not allocated by the Company to the further development of the product.  Any future revenue generated through the commercialization of Topical Interferon Alpha-2b is subject to this royalty agreement, which expires on March 27, 2017.

(iii)
Pursuant to an agreement dated April 28, 2005 with the NRC, the Company is required to pay a royalty of 3% of net sales, with a minimum royalty of $10,000 per annum generated from the use of a certain antibody to target cancerous tissues of the lung.  In addition to the royalty payments, the Company is also required to make certain milestone payments:  $25,000 upon successful completion of phase I clinical trials; $50,000 upon successful completion of phase IIb clinical trials; $125,000 upon successful completion of phase III clinical trials; and $200,000 upon receipt of market approval by regulatory authority.  L-DOS47 is subject to this agreement.

(iv)
A Royalty Sharing Agreement dated September 24, 1998 with the Vaccine and Infectious Disease Organization (“VIDO”) applies to those patents and other intellectual properties, which the parties agree, may be made subject to the agreement from time to time.  VIDO will have the right to exploit such property in the animal health care industry, and the Company will have the right to exploit such property in the human health care industry, with each party having the right to receive one-third of the license fees, royalties or other revenue generated from the area exploited by the other.  In the case of direct product sales made by the Company or VIDO, the other party will be entitled to a royalty on the net sales revenue received by the selling party, at a royalty rate to be negotiated.  As no intellectual property has been made subject to the agreement, Helix plans to review the status of this agreement.

(v)
Pursuant to a 20-year license agreement, expiring in 2017 (subject to earlier termination or extension in certain circumstances), to commercialize its proprietary Molecular Sensing Technology, the Company is committed to make a 5% royalty payment upon the commercial launch of the first product or on the net sales revenue of the products that employ or utilize the technology under the terms of the agreement and is subject to minimum royalties of $50,000 in the first and second year; $100,000 in the third and fourth year and $200,000 in the fifth and subsequent years.  In a sub-license royalty arrangement, the Company is committed to make a payment of 35% on the total value of all consideration received and any non-cash components.  The Company had previously sub-licensed this technology to a third party, however, subsequent to year-end, the sub-licensee gave notice of termination of the sub-license.  Due to the Company’s current focus on its L-DOS47 and Topical Interferon Alpha-2b programs, the Company has determined not to further develop the Molecular Sensing Technology at this time and plans to review the status of this agreement.

(vi)
Pursuant to the Company’s research agreement with the National Research Council of Canada (“NRC”) for research and development pertaining to the Company’s Heterodimer technologies, the Company is committed to a 1% royalty on sales revenue from all licensed products and services to the NRC.  Subsequent to the year-end, the Company has requested that this agreement be terminated.

(vii)
Pursuant to a 20-year license agreement, expiring in 2021 (subject to earlier termination or extension in certain circumstances), to commercialize its proprietary Heterodimer Protein Technology, the Company is committed to make a 5% royalty payment upon the commercial launch of the first product or on the net sales revenue of the products that employ or utilize the technology under the terms of the agreement.  The Company is currently reviewing the status of this agreement.

As at July 31, 2008, the Company has $36,000 (2007 – $nil) in financial obligations outstanding related to royalty and in-licensing commitments.  To date, the Company has paid $141,000 under these agreements.

(b)	Research commitments

(i)
The Company has two agreements with two Contract Research Organizations (“CRO”),  whereby the CRO’s will provide collaborative services related to the management of a phase II clinical trial in Sweden and Germany for Topical Interferon Alpha-2b in patients with ano-genital warts, who are positive with HPV.

(ii)	The Company has a research agreement with another research organization to develop a process for preparing L-DOS47 in a lyophilized vial format.

As at July 31, 2008, the Company accrued $22,000 (2007 – $256,000) for research services it had received and is committed to pay $1.275,000 for additional research services to be received.

(c)	Manufacturing commitments

The Company currently has two agreements with two separate Contract Manufacturing Organizations (“CMO”), whereby the CMO’s will provide scale-up manufacturing related to the Company’s L-DOS47 and Topical Interferon Alpha-2b program.

As at July 31, 2008, the Company accrued $79,000 (2007 – $60,000) for Contract Manufacturing services it had received and is committed to pay $1,648,000 for additional research services to be received.

(d)	Purchase commitments

The Company has purchase commitments of $556,000 with one supplier through to April 2009.

(e)	Operating lease commitments

The Company owes $213,000 under various operating lease agreements with remaining terms of up to February 2010 for office and warehouse and research premises.

(f)	Consulting services commitments

The Company has entered into a consulting services arrangement for both research and development consulting services of $74,000 through fiscal 2009.

The Company’s commitments are summarized as follows:

	2009	2010	2011	2012	2013	2014 and beyond	Total
Purchases	$556	$–	$–	$–	$–	$–	$556
Operating leases	177	36	–	–	–	–	213
Consulting services	74	–	–	–	–	–	74
Research and manufacturing services	2,503	10	10	10	10	110	2,653
	$3,310	$46	$10	$10	$10	$110	$3,496

(g)	Contingencies

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Given the nature of this indemnification, the Company is unable to reasonably estimate its maximum potential liability as this indemnification provision does not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.  Consequently, no amounts have been accrued in these consolidated financial statements relating to this indemnification.

10.	Income taxes

Current income tax expense of $153,000 (2007 – $105,000; 2006 – $108,000) is attributable to the operations of the Company’s Irish subsidiary.

Under the Income Tax Act (Canada), certain expenditures are classified as SR & ED expenditures and are grouped into a pool for tax purposes, which is 100% deductible in the year incurred.  This expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.  The SR & ED expenditure pool at July 31, 2008 is approximately $22,619,000 (2007 – $17,666,000; 2006 – $10,790,000).

The Company has also earned investment tax credits on SR & ED expenditures at July 31, 2008 of approximately $4,358,000 (2007 – $3,854,000; 2006 – $2,609,000), which can offset Canadian income taxes otherwise payable in future years up to 2028.

The tax effects of temporary differences of the Company and its subsidiaries that give rise to significant portions of the future tax assets and future tax liabilities are presented in the following table:

	2008	2007
Future tax assets:
Non-capital losses carried forward	$3,872	$5,826
Capital losses carried forward	21	24
Scientific Research & Experimental Development expenditure pool	6,188	5,316
Excess of tax basis over book basis of Orchid investment	147	181
Excess of tax basis over book basis of capital assets	664	551
Deductible share issue costs	708	295
Other	5	2
	11,605	12,195
Valuation allowance	(11,573)	(12,154)
Total future tax assets	32	41

Future tax liabilities:
Excess of book basis over tax basis of intangible assets	(32)	(41)
Total future tax liabilities	(32)	(41)
Net future tax liabilities	$–	$–

As at July 31, 2008, the Company has Canadian tax losses carried forward which approximate $13,584,000 (2007 - $18,489,000; 2006 - $20,241,000) and are available until 2028 as follows:

2009	$1,985
2013	3,272
2014	2,440
2025	354
2026	2,521
2027	2,465
2028	547
$13,584

11.	Research and development projects

The Company incurs research and development expenditures primarily on two research and development projects:  Topical Interferon Alpha-2b and DOS47.

(a)	Topical Interferon Alpha-2b

The Company is engaged in the clinical development of Topical Interferon Alpha-2b for the treatment of HPV-induced disease states.  Topical Interferon Alpha-2b is currently being developed for the treatment of early-stage cervical dysplasia and ano-genital warts caused by HPV infections.

(b)	DOS47

The Company’s DOS47 technology employs a novel approach to the destruction of cancer cells which is based upon the theory that the urea cycle, a natural process in the body, can be modified to fight cancer.  The Company intends to pursue the development of DOS47 both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics, with a view to maximizing the commercialization potential of DOS47.  The Company’s first DOS47 product candidate currently under development is L-DOS47.

Included in research and development expenditures are costs associated with salaries and fringe benefits, patents, consulting services, third party contract manufacturing, clinical research organization services, leases for research facilities, utilities, administrative expenses and allocations of corporate costs.

The following table outlines research and development costs expensed for the Company’s significant research and development projects for the fiscal years ended July 31, 2008, 2007 and 2006:

	2008	2007	2006
Topical Interferon Alpha-2b	$2,188	$1,814	$1,881
DOS47	2,876	2,302	1,328
Other	–	–	159
	$5,064	$4,116	$3,368

12.	Loss per share

The share purchase warrants and stock options outstanding for each of the periods reported were not included in the computation of diluted loss per share because the effect would be anti-dilutive.

13.	Related party transactions

Effective September 2006, the Company’s contractual arrangement to pay a former director of a subsidiary company for consulting services was terminated.  Prior to September 2006, the Company paid the director $2,500 per month for consulting services.

For the fiscal year ended July 31, 2008, the Company paid $267,000 (2007 – $255,000; 2006 – $193,000) to Cawkell Brodie Glaister LLP, legal counsel to the Company, for legal services rendered.  A director of the Company is a partner of Cawkell Brodie Glaister LLP.

For the fiscal year ended July 31, 2008, the Company received $nil (2007 – $148,000; 2006 – $180,000) for contracted research and development services provided to Apotex Inc.  Apotex Inc. is considered a related party, as a director of the Company is also the President and Chief Operating Officer of Apotex Inc.

The Company had the following related party transactions for the fiscal years ended July31:

	2008	2007	2006
Research and development expense paid to a director of a subsidiary	$–	$3	$30
Professional, legal and consulting fees to directors, partnerships and/or companies in which directors have a substantial interest	267	255	193
Contracted research and development revenue with Apotex Inc.	–	148	180

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14.	Financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to their short-term maturities.

Financial instruments potentially exposing the Company to concentrations of credit risk consist of accounts receivable, which are limited to a large international pharmaceutical company and Canadian pharmaceutical wholesalers and pharmacies.  The Company adopts credit policies and standards to monitor the evolving health care industry.  Management is of the opinion that any risk of credit loss is significantly reduced due to the financial strength of the Company’s major customers.

Cash and cash equivalents and investments are invested in certain instruments of varying maturities.  Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities.

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the Canadian dollar.  The majority of the Company’s revenues in fiscal 2008 are transacted in Canadian dollars, with a portion denominated in Euros and to a lesser extent, in U.S. dollars.  Purchases of inventory are primarily transacted in U.S. and Euro dollars while other expenses, consisting of the majority of salaries, operating costs and overhead are incurred primarily in Canadian dollars. Research and development expenditures are incurred in both Euros and Canadian dollars.

The Company maintains net monetary asset and/or liability balances in foreign currencies and does not engage in currency hedging activities using financial instruments.

15.	Segmented information

Management has determined that the Company has one operating segment, which is biopharmaceuticals.

	2008	2007	2006
Revenues originating outside of Canada	$538	$512	$571
Percent of total revenue represented by one customer	15%	15%	15%
Percent of total accounts receivable represented by one customer	28%	24%	23%

Revenue originating outside of Canada represents royalty revenues earned by the Company’s Irish subsidiary.  All of the Company’s capital assets are located in Canada.

16.	Subsequent events

On September 19, 2008, Helix received three months notice from Lumera Corporation to terminate a sub-license arrangement, effective December 19, 2008.  A termination payment of US$75,000 was received and will be accounted for in the first quarter of fiscal 2009.

On October 2, 2008, the Company announced the completion of a private placement, issuing 6,800,000 units at $1.68 per unit, for gross proceeds of $11,424,000.  Each unit consists of one common share and one common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase, subject to adjustment, one common share at a price of $2.36 until October 1, 2011. The issuance of common shares and share purchase warrants will be accounted for as a capital transaction in the Company’s first quarter of fiscal 2009.

17.	Differences between generally accepted accounting principles in Canada and the United States:

The consolidated financial statements as at July 31, 2008 and 2007 and for each of the years in the three-year period ended July 31, 2008 have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which differ in some respects from accounting principles generally accepted in the United States (“U.S. GAAP”).  The following reconciliation identifies material differences in the Company’s consolidated statements of operations and comprehensive loss and consolidated balance sheets.

(a)	Consolidated statements of operations and deficit:

	2008	2007	2006
Loss per Canadian GAAP	$(6,964)	$(7,674)	$(6,939)
Amortization of intangible assets (b)(ii)	–	147	582
Impairment of intangible assets (b)(ii)	–	1,332	–
Research and development expense (b)(iii)	–	(244)	(198)
Income tax expense (b)(iii)	–	244	198
Loss per U.S. GAAP	$(6,964)	$(6,195)	$(6,357)
Other comprehensive income (loss):
Fair value adjustment of available-for-sale investments (b)(i)	(54)	87	(192)
Total comprehensive loss per U.S. GAAP	$(7,018)	$(6,108)	$(6,549)
Basic and diluted loss per common share under U.S. GAAP	$(0.16)	$(0.17)	$(0.20)
Weighted average number of common shares under U.S. GAAP	42,469,362	35,615,335	31,409,495

Under U.S. GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share is the same as under Canadian GAAP.

(b)	Consolidated balance sheets:

	2008		2007
	Canada	United States	Canada	United States
Assets:
Investment (i)	95	95	1	149
Intangible assets (ii)	110	110	126	126
Shareholders’ equity:
Stock options (iv), (v)	3,231	1,761	3,635	2,165
Deficit, end of period (i), (ii), (iii), (iv), (v)	58,692	57,222	51,728	50,258
Accumulated other comprehensive income (i)	94	94	–	148

(i)	Comprehensive Income

Under Canadian GAAP, comprehensive income, which consists of net income and other comprehensive income (OCI) represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments, if any. Under Canadian GAAP this rule became effective August 1, 2007, for the Company’s fiscal year ending July 31, 2008, whereas under United States GAAP, this accounting principle has been in effect for fiscal years ending after December, 15, 1998.  The Company, under Canadian GAAP recorded available-for-sale investments at cost, but under United States GAAP adjusted the available-for-sale investments at fair value with changes in fair value recorded as other comprehensive income, net of income taxes.

(ii)	Acquired technology:

Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization and subsequent impairments recorded under Canadian GAAP would be reversed.

(iii)	Income taxes:

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature.  Under U.S. GAAP, these tax credits would be reclassified as a reduction of income tax expense.  The impact would be higher research and development expense and an income tax recovery of $nil for the year ended July 31, 2008 (2007 - $244,000; 2006 - $198,000) with no net impact to loss for the year or loss per share.

(iv)	Stock-based compensation to non-employees:

Under Canadian GAAP, the Company accounts for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value. The fair value of any awards to non-employees granted prior to August 1, 2003 is not required to be recorded or presented under Canadian GAAP.

Under United States GAAP, the Company accounted for stock-based compensation, granted to non-employees on or after August 1, 2003 at fair value in accordance with FASB Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation. Effective August 1, 2005, the Company adopted FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-based Payments (“SFAS No. 123R”). There was no impact on the accounting for stock-based awards issued to non- employees in exchange for services as a result of this change.

The Company had not issued any options to non-employees as at August 1, 2003.  There exists no difference between Canadian and United States GAAP for the fair value of options granted to non-employees after August 1, 2003.

(v)	Stock-based compensation to employees:

Under Canadian GAAP, effective August 1, 2003, the Company accounts for stock-based compensation granted to employees, officers and directors on or after August 1, 2003 at fair value which is measured using the Black-Scholes option pricing model. Compensation cost is recognized over the service period. Prior to August 1, 2003, the Company accounted for stock-based awards to employees, officers and directors using the settlement method.

Under United States GAAP, the Company accounted for stock-based compensation, including options and warrants granted to employees prior to August 1, 2005, using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”).  Effective August 1, 2005, the Company adopted SFAS No. 123R using the modified prospective transition approach whereby the fair value of awards granted or modified on or after August 1, 2005 are measured at fair value. Some of the Company’s awards have vesting conditions.

The compensation cost for each award is recognized on a straight-line basis over the service period of the entire award.  The Company’s estimate of forfeitures at the time of granting was nil under U.S. GAAP.

The following table represents the allocation of stock-based compensation expense.

	2008	2007	2006
Research and Development	$–	$–	$626
Operating, general and administration	44	47	1,084
	$44	$47	$1,710

(c)	Consolidated statements of cash flows:

Cash from operations under United States GAAP includes the adjustments to loss for the year outlined in note 17(a).  There are no differences between United States and Canadian GAAP as it relates to cash provided (used in) financing and investing activities.  The increase in cash and cash equivalents for the fiscal years 2008, 2007 and 2006 are the same for United States GAAP to that reported under Canadian GAAP.

(d)	Changes in accounting policy:

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 provides guidance on the accounting for, and reporting of, changes in accounting principles and error corrections. SFAS No. 154 requires retrospective application to prior period’s financial statements of voluntary changes in accounting principles and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Certain disclosures are also required for restatements due to correction of an error.  SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

(e)	Accounting for uncertainty in income taxes:

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the first interim or annual reporting period beginning after December 15, 2006, specifically August 1, 2007 for the Company. The implementation of FIN 48 had no impact on the Company’s opening deficit.

The Company has approximately $200,000 of total gross unrecognized benefits as of the adoption of FIN 48 on August 1, 2007 which if recognized would favorably affect the income tax rate in future periods. The Company recognizes accrued interest and penalties related to unrecognized tax benefit in tax expense. The Company does not have any interest and penalties accrued as of July 31, 2008 as the tax benefit relates entirely to refundable tax credits. The Company does not expect that any of the unrecognized tax benefit will decrease in the next twelve months. Generally, all tax years are open for examination by the major taxing jurisdictions to which the Company is subject including federal, provincial (Ontario and Quebec) and foreign (Ireland) jurisdictions.

(f)	Recent accounting pronouncements issued and not yet adopted:

(i)	Fair value measurements:

In September 2006, the FASB issued FASB Statement No. 157 (“SFAS 157”), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years, specifically August 1, 2008 for the Company.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on the consolidated financial position, results of operations and cash flows.

(ii)	Fair value options:

In February 2007, the FASB issued FASB Statement No. 159 (“SFAS 159”), The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis. SFAS 159 applies to all reporting entities, including not-for-profit organizations, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election.  SFAS 159 is effective as of the beginning of an entity’s first year that begins after November 15, 2007, specifically August 1, 2008 for the Company.  Early adoption is permitted subject to certain conditions; however an early adopter must also adopt SFAS 157 at the same time.  The Company does not expect the adoption of SFAS 159 to have an impact on its consolidated financial position, results of operations or cash flows.

(iii)	Accounting for advanced payments and development activities:

In June 2007, the EITF reached a consensus on EITF Issue No. 07-3, Accounting for Advance Payments for goods or Services to be Received for Use in Future Research and Development Activities (“EITF 07-3”). EITF07-3 provides clarification surrounding the accounting for non-refundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed.  This issue will be effective for fiscal years beginning after December 15, 2007, specifically August 1, 2008 for the Company.  The Company is currently assessing the impact of EITF 07-3 on its results of operations and financial condition.

(iv)	Collaborative arrangements:

In September 2007, the EITF reached a consensus on EITF Issue No. 07-1, Collaborative Arrangements (“EITF 07-1”). EITF 07-1 addresses the accounting for arrangements in which two companies work together to achieve a commercial objective, without forming a separate legal entity. The nature and purpose of a company’s collaborative arrangements are required to be disclosed, along with the accounting policies applied and the classification and amounts for significant financial activities related to the arrangements.  This issue will be effective for fiscal years beginning after December 15, 2008, specifically August 1, 2009 for the Company.  The Company is currently assessing the impact of EITF 07-1 on its results of operations and financial condition.

(g)	Consolidated statement of shareholders’ equity in accordance with U.S. GAAP:

			Share purchase				Accumulated
	Common shares		warrants				other
							comprehensive		Total
						Contributed	income		shareholders
	Amount	Number	Amount	Number	Options	surplus	Deficit	(loss)	equity

Balances, July 31, 2005	$43,570	27,183,726	$193	2,415,000	$1,630	$554	$(37,706)	$253	$8,494
Net loss for the year	–	–	–	–	–	–	(6,357)	–	(6,357)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(192)	(192)
Common stock, issued	8,353	5,495,609	–	–	–	–	–	–	8,353
Warrants, issued	–	–	443	5,495,609	–	–	–	–	443
Warrants expired, unexercised	–	–	–	–	–	–	–	–	–
Stock-based compensation	–	–	–	–	1,710	–	–	–	1,710
Stock options, exercised	21	6,000	–	–	(9)	–	–	–	12
Stock options expired, unexercised	–	–	–	–	(1,199)	1,199	–	–	–
Balances, July 31, 2006	$51,944	32,685,335	$636	7,910,609	$2,132	$1,753	$(44,063)	$61	$12,463
Net loss for the year	–	–	–	–	–	–	(6,195)	–	(6,195)
Other comprehensive income (loss)	–	–	–	–	–	–	–	87	87
Common stock, issued	5,406	3,650,000	–	–	–	–	–	–	5,406
Warrants, issued	–	–	1,074	3,650,000	–	–	–	–	1,074
Warrants expired, unexercised	–	–	(193)	(2,415,000)	–	193	–	–	–
Stock-based compensation	–	–	–	–	47	–	–	–	47
Stock options, exercised	–	–	–	–	–	–	–	–	–
Stock options expired, unexercised	–	–	–	–	(14)	14	–	–	–
Balances, July 31, 2007:	$57,350	$36,335,335	$1,517	$9,145,609	$2,165	$1,960	$(50,258)	$148	$12,882
Net loss for the year	–	–	–	–	–	–	(6,964)	–	(6,964)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(54)	(54)
Common stock, issued	14,614	10,040,000	–	–	–	–	–	–	14,614
Warrants, issued	–	–	–	–	–	–	–	–	–
Warrants expired, unexercised	–	–	(1,517)	(9,145,609)		1,517	–	–	–
Stock-based compensation	–	–	–	–	44	–	–	–	44
Options, exercised	–	–	–	–	–	–	–	–	–
Options expired, unexercised	–	–	–	–	(448)	448	–	–	–
Balances, July 31, 2008	$71,964	46,375,335	$–	–	$1,761	$3,925	$(57,222)	$94	$20,522

Helix BioPharma Corp. Interim Consolidated Balance Sheets (In thousands of Canadian dollars)

	October 31, 2008	July 31, 2008
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$26,911	$19,057
Accounts receivable	500	349
Inventory	521	458
Prepaid and other expenses	222	446
	28,154	20,310

Investments	35	95
Capital assets	1,124	1,151
Intangible assets	107	110
	$29,420	$21,666
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$972	$598
Accrued liabilities	648	546
	1,620	1,144

Shareholders’ equity (note 4)	27,800	20,522

Contingent liability (note 8)
	$29,420	$21,666

See accompanying notes to unaudited interim consolidated financial statements.

Helix BioPharma Corp. Unaudited Interim Consolidated Statements of Operations (In thousands of Canadian dollars, except per share amounts)
	For the three months ended October 31

	2008	2007
Revenue
Product revenue	$921	$754
License fees and royalties	198	131
Research and development contracts	–	–
	1,119	885
Expenses
Cost of sales	447	313
Research and development	1,641	782
Operating, general and administration	1,310	1,313
Amortization of capital assets	64	66
Amortization of intangible assets	3	7
Stock-based compensation	–	12
Interest income, net	(205)	(104)
Foreign exchange (gain) / loss	150	108
	3,410	2,497

Loss before income taxes	(2,291)	(1,612)
Income taxes	30	32
Net loss for the period	$(2,321)	$(1,644)
Loss per share
Basic and diluted	$(0.05)	$(0.05)

Weighted average number of common shares used in the calculation of basic and diluted loss per share	48,518,813	36,335,335

See accompanying notes to unaudited interim consolidated financial statements.

Helix BioPharma Corp. Unaudited Interim Consolidated Statement of Comprehensive Income / (Loss) (In thousands of Canadian dollars)
	For the three months ended October 31

	2008	2007
Comprehensive income / (loss):
Net loss for the period	$(2,321)	$(1,644)

Other comprehensive income / (loss), net of income taxes:
Increase / (decrease) in fair value of available-for-sale investments	(60)	16
Total comprehensive income / (loss)	$(2,381)	$(1,628)

See accompanying notes to an audited interim consolidated financial statements.

Helix BioPharma Corp. Unaudited Interim Consolidated Statements of Deficit (In thousands of Canadian dollars)
	For the three months ended October 31

	2008	2007

Deficit, beginning of period	$(58,692)	$(51,728)

Net loss for the period	(2,321)	(1,644)
Deficit, end of period	$(61,013)	$(53,372)

See accompanying notes to an audited interim consolidated financial statements.

Helix BioPharma Corp. Unaudited Interim Consolidated Statements of Cash Flows (In thousands of Canadian dollars)
	For the three months ended October 31

	2008	2007
Cash provided by (used in)
Operating activities
Net loss for the period	$(2,321)	$(1,644)
Items not involving cash
Amortization of capital assets	64	66
Amortization of intangible assets	3	7
Stock-based compensation	–	12
Foreign exchange loss / (gain)	150	108
Change in non-cash working capital
Accounts receivable	(151)	123
Inventory	(63)	(53)
Prepaid and other expenses	224	57
Accounts payable	374	170
Accrued liabilities	102	(489)
	(1,618)	(1,643)
Financing activities
Proceeds from issue of common shares and warrants, net of issue costs (note 5(b))	9,659	–
Investing activities	9,659	–
Purchase of capital assets	(37)	(50)
	(37)	(50)

Effect of exchange rate changes on cash and cash equivalents	(150)	(108)
Increase (decrease) in cash and cash equivalents	7,854	(1,801)
Cash and cash equivalents, beginning of period	19,057	11,379
Cash and cash equivalents, end of period	$26,911	$9,578
Supplemental cash flow information
Interest received	$207	$105
Interest paid	–	–
Income taxes paid	14	2
Financing costs not paid in cash	–	124

See accompanying notes to unaudited interim consolidated financial statements.

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

1.         Operations

Helix BioPharma Corp.’s (the Company”) principal business activities are focused on biopharmaceuticals, primarily in the areas of cancer prevention and treatment.  In addition, the Company earns revenues from its drug distribution business in Canada and international licensing activities.  The Company has funded its research and development activities through the issuance of common shares and warrants and limited commercial activities.

As the Company has several projects in the research and development stage, it expects to incur additional losses and require additional financial resources. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis.  It is not possible to predict the outcome of future research and development activities or the financing thereof.

2.         Basis of presentation

These unaudited interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial statements with a reconciliation to accounting principles generally accepted in the United States disclosed in note 17 to the annual audited consolidated financial statements for the year ended July 31, 2008, and do not include all the information required for complete financial statements.  They are consistent with the accounting policies outlined in the Company’s audited consolidated financial statements for the year ended July 31, 2008, with the exception of the changes outlined in note 3.  These unaudited interim consolidated financial statements and related notes should be read in conjunction with the Company’s audited consolidated financial statements for the year ended July 31, 2008.  When necessary, these unaudited interim consolidated financial statements include amounts based on informed estimates and the best judgements of management.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

These unaudited interim consolidated financial statements include the assets, liabilities and operating results of the Company and its wholly-owned subsidiaries and all inter-company transactions are eliminated upon consolidation.

These unaudited interim consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize assets and discharge its liabilities in the normal course of operations.  Taking into consideration the cash and cash equivalents balance as at October 31, 2008 of these unaudited interim consolidated financial statements, management believes that the Company has sufficient cash resources to fund its future operations beyond the next 12 months.

3.	Changes in accounting policies

These interim consolidated financial statements have been prepared using the same accounting policies and methods as were used for the audited annual consolidated financial statements for the year ended July31, 2008, except for the following new accounting pronouncements, which have been adopted effective August 1, 2008.

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

General standards on financial statement presentation:

On August 1, 2008, the Company adopted the amendments of the Canadian Institute of Chartered Accountant’s Handbook Section 1400, which includes requirements to assess and disclose an entity’s ability to continue as going concern.  The adoption of this change did not have an impact on the Company’s interim consolidated financial statements.

Capital Disclosure:

On August 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountant’s Handbook Section 1535, Capital Disclosures.  Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed.  It requires the disclosure of information about: (i) an entity’s objectives, policies and processes for managing capital; complied with any capital requirements; and if it has not complied, the consequences of such non-compliance.  This section did not have a material effect on the Company’s unaudited interim consolidated financial statements.  The Company has included disclosures recommended by Section 1535 in note 9 of these unaudited consolidated financial statements.

Inventories:

On August 1, 2008, the Company adopted the Canadian Institute of Chartered Accountant’s Handbook Section 3031, Inventories.  This standard introduces significant changes to measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost or net realizable value, the allocation of overhead based on normal capacity, the use of specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, and the reversal of previous write-downs to net realizable value when there is subsequent increase in the value of inventories.  Inventory carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.  The Company’s cost of inventories is comprised of all laid down costs and are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.  This section did not have a material impact on the Company’s unaudited interim consolidated financial statements.

Financial Instruments:

On August 1, 2008, the Company adopted two new Canadian Institute of Chartered Accountant’s Handbook standards; Section 3863 on Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation.  Section 3863 replaces Section 3861, Financial Instruments – Disclosure and Presentation.  The new Disclosure standards increase the emphasis on risk associated with both recognized and unrecognized financial instruments and how these risks are managed.  The adoption of these Sections did not have a material effect on the Company’s unaudited interim consolidated financial statements.  The new disclosure requirements pertaining to these Sections are contained in note 10 of these unaudited consolidated financial statements.

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

4.	Shareholders' equity

	Common shares		Share purchase warrants					Accumulated other comprehensive income	Total shareholders’ equity
	Amount	Number of shares	Amount	Number of warrants	Stock options	Contributed surplus	Deficit
Balances, July 31, 2008	$ 71,964	46,375,335	$ –	–	$ 3,231	$ 3,925	$ (58,692)	$ 94	$ 20,522
Net loss for the period	–	–	–	–	–	–	(2,321)	–	(2,321)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(60)	(60)
Common Stock, issued	9,612	6,800,000	–	–	–	–	–	–	9,612
Warrants, issued	–	–	47	3,400,000	–	–	–	–	47
Stock options expired, unexercised	–	–	–	–	(537)	537	–	–	–
Balances, October 31, 2008	$ 81,576	53,175,335	$ 47	3,400,000	$ 2,694	$ 4,462	$ (61,013)	$ 34	27,800
Balances, July 31, 2007:
As previously reported	$ 57,350	36,335,335	$ 1,517	9,145,609	$ 3,635	$ 1,960	$ (51,728)	$ –	$ 12,734
Change in accounting policy related to financial instruments	–	–	–	–	–	–	–	148	148
As revised	57,350	36,335,335	1,517	9,145,609	3,635	1,960	(51,728)	148	12,882
Net loss for the period	–	–	–	–	–	–	(1,644)	–	(1,644)
Other comprehensive income (loss)	–	–	–	–	–	–	–	16	16
Common Stock, issued	–	–	–	–	–	–	–	–	–
Warrants, issued	–	–	–	–	–	–	–	–	–
Stock-based compensation	–	–	–	–	12	–	–	–	12
Stock options expired, unexpired	–	–	–	–	–	–	–	–	–
Balances, October 31, 2007	$ 57,350	36,335,335	$ 1,517	9,145,609	$ 3,647	$ 1,960	$ (53,372)	$ 164	$ 11,266

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

5.         Share capital
(a)	Preferred shares:
(i)	Authorized 10,000,000 preferred shares.
(ii)	Nil preferred shares issued and outstanding.

(b)	Common shares, share purchase warrants and contributed surplus
(i)	Authorized unlimited common shares without par value.
(ii)	Issued and outstanding:

On October 2, 2008, the Company completed a private placement, issuing 6,800,000 units at $1.68 per unit, for gross proceeds of $11,424,000.  Each unit consists of one common share and one-half of one common share purchase warrant.  Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $2.36 until 5pm (Toronto time) on October 1, 2011. Of the gross proceeds amount, $68,000 was allocated to the share purchase warrants based on fair value and the residual amount of $11,356,000 was allocated to common stock.  Share issue costs totalling $1,765,000 were proportionately allocated to the share purchase warrants ($21,000) and common stock ($1,744,000), respectively.

(c)	Stock options:

(i)
The Company maintains a stock option plan reserving up to 3,500,000 common shares for granting to directors, officers and employees of the Company or any person or company engaged to provide ongoing management or consulting services.  Options are granted at the fair market value of the Company’s stock at the grant date, vesting at the discretion of the Board, and may have terms of up to 10 years.

(ii)	Issued and outstanding:

	For the three months ended October 31, 2008		For the fiscal year ended July 31, 2008
	Number	Weighted average exercise price per share	Number	Weighted average exercise price per share
Outstanding, beginning of period	2,030,500	$ 2.45	3,272,500	$ 3.41
Outstanding, end of period	1,705,500	2.42	2,030,500	2.45
Exercisable, end of period	1,705,500	$ 2.42	2,030,500	$ 2.45

(iii)	Stock-based compensation:
No options were issued during the three month periods ended October 31, 2008 and 2007.  Stock based compensation expense for the three month periods ended October 31, 2008 and 2007 totalled $nil and $12,000, respectively. The stock based compensation expense for the three month period ended October 31, 2007 relates to stock options granted on June 30, 2005 which were being expensed over their vesting period.

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

6.         Related party transactions
Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

For the three month periods ended October 31, 2008 and 2007, the Company paid $100,000 and $61,000, respectively, to Cawkell Brodie Glaister LLP, legal counsel to the Company.  A director of the Company is a partner of Cawkell Brodie Glaister LLP.

On October 8, 2008, the Company signed a manufacturing service agreement, to fill finish L-DOS47, with Chesapeake Biological Laboratories Inc. (“CBL”).  CBL is a wholly owned subsidiary of Cangene Corporation.  Cangene Corporate is controlled by the Apotex Group which includes Apotex Inc.  A director of the Company is also a director of Cangene Corporation and President and COO of Apotex Inc.

The Company had the following related party transactions:
	For the three months ended October 31
	2008	2007
Professional, legal and consulting fees to directors, partnerships and/or companies in which directors have a substantial interest	$ 100	$ 61
Contracted fill finish services with Chesapeake Biological Laboratories Inc., a wholly owned subsidiary of Cangene Corporation	$ 36	$ –

7.         Segmented information
Management has determined that the Company has one operating segment, which is biopharmaceuticals.  Revenue originating outside of Canada represents royalty revenues earned by the Company’s Irish subsidiary.  All of the Company’s capital assets are located in Canada.

The table below summarizes the Company’s segmented information:

	For the three months ended October 31
	2008	2007
Revenues originating outside of Canada	$ 109	$ 131
Percentage of total revenue represented by one customer	10%	15%
Percentage of total accounts receivable represented by one customer	10%	6%

8.         Contingent liability
The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Given the nature of this indemnification, the Company is unable to reasonably estimate its maximum potential liability as this indemnification provision does not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.  Consequently, no amounts have been accrued in these financial statements relating to this indemnification.

9.         Capital risk management
The Company’s main objectives when managing capital are to ensure the Company has the ability to advance its research and development programs, complete it clinical trials and meet its ongoing operating expenditures while maintaining a flexible capital structure.

The Company does not have any credit facilities and is therefore not subject to any externally imposed capital requirements or covenants.  The Company’s objectives in managing capital are to ensure sufficient liquidity to finance research and development activities, clinical trials, ongoing administrative costs, working capital and capital expenditures.  The Company endeavours not to unnecessarily dilute shareholders when managing the liquidity of its capital structure.

In the management of capital, the Company includes cash and cash equivalents and components of shareholders’ equity, in the definition of capital.

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, on interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

Based on the Company’s currently planned expenditures and assuming no unanticipated expenses, cash reserves and expected cash from operations will be sufficient to meet anticipated cash needs for working capital and capital expenditures for the next twelve months.

10.         Financial risk management
The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency and interest rate risk), credit risk and liquidity risk.  The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management (the identification and evaluation of financial risk) is carried out by the finance department, in close cooperation with management.  The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(a)	Market risk:
(i)	Currency risk
The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and US dollar.  Foreign exchange risks arise from the foreign currency translation of the Company’s integrated foreign operation in Ireland.

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euro dollars, which are currently used to fund clinical trials of Topical Interferon Alpha-2b in Europe.  In addition, foreign exchange risks arise from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies.  The Company also receives a revenues stream from royalties denominated in Euro dollars from the licence of the Company’s Klean-PrepTM to Helsinn-Birex Pharmaceuticals Ltd., a subsidiary of Helsinn Healthcare SA, a Swiss company.

The Company’s main objective in managing its foreign exchange risk has been to maintain sufficient Euro dollars on hand to support Euro forecasted cash flows in support of ongoing clinical trials of Topical Interferon Alpha-2b in Europe as well as a hedge against purchase transactions denominated in Euro dollars.  The Company has generally maintained minimal cash balances denominated in U.S. dollars due to Canadian dollar’s rapid appreciation against the U.S. dollar and the small amount of purchase transactions denominated in U.S. dollars.  As the Company expands its research and development programs, some of these contracted services are being denominated in U.S. dollars.  The Company is currently assessing its objectives, as it relates to U.S. denominated foreign exchange transactions, in light of the recent and rapid appreciation of the U.S. dollar against the Canadian dollar and other world currencies.

Balances in foreign currencies at October 31, 2008 are as follows:

	Euro Dollars	U.S. Dollars	Pound Sterling	Swedish Kroner
Cash and cash equivalents	2,066	88	–	–
Accounts receivable	103	–	–	–
Accounts payable and accrued liabilities	192	301	18	14

Any fluctuation in the exchange rates of the foreign currencies listed above could have a significant impact on the Company’s results from operations; however, they would not impair or enhance the ability of the Company to pay its foreign-denominated expenses.

(ii)	Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in interest rates, which are affected by market conditions.

The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents.  The impact of interest rate fluctuations will vary as the amount of cash and cash equivalents the Company holds, changes.  The Company does not use derivative instruments to reduce it’s exposure to interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct its operations on a day-to-day basis.  The Company limits its investing of excess funds to risk-free financial instruments, such as Bankers’ Acceptances.

Fluctuations in the market rates of interest do not have a significant impact on the Company’s results of operations due to the relatively short term maturity of any investments held by the Company at any given point in time.

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(b)	Credit risk:
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.  The carrying value amount of financial assets recorded in the Company’s unaudited interim consolidated financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to credit risk.  Accounts receivable are net of allowance for doubtful accounts of $20,000 at October 31, 2008 (July 31, 2008 – $18,000).

(c)	Liquidity risk:
Liquidity risk is the risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity by forecasting cash flow from operation and anticipated investing and financing activities.  In addition, management actively reviews and approves planned expenditures.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at October 31, 2008:
	Carrying Amount	Less than one year	Greater than one year
Accounts payable and accrued liabilities	$ 1,620	$ 1,596	$ 24

Since inception, the Company has financed its operations from public and private sales of equity proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, on interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. While the Company believes it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

11.         Differences between generally accepted accounting principles in Canada and the USA:

The unaudited interim consolidated financial statements as at and the three months ended October 31, 2008 and 2007 are prepared in accordance with Canadian GAAP for interim financial reporting, which differ in some respects from accounting principles generally accepted in the United States ("U.S. GAAP").  The following reconciliation identifies material differences in the Company's consolidated statements of operations and deficit and consolidated balance sheets.

(a)	Consolidated statements of operations, deficit and comprehensive income (loss):

	For the three months ended October 31
	2008	2007
Loss per Canadian GAAP	$ (2,321)	$ (1,644)
Loss per United States GAAP	$ (2,321)	$ (1,644)
Comprehensive income (loss) in accordance with US GAAP	$ (2,381)	$ (1,628)
Basic and diluted loss per common share under United States GAAP	(0.05)	(0.05)
Weighted average number of common shares under United States GAAP	48,518,813	36,335,335

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Under U.S. GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share is the same as under Canadian GAAP.  There were no reconciling differences between Canadian GAAP and U.S. GAAP for the three month periods ended October 31, 2008 and 2007.

(b)	Consolidated balance sheets:

	As at October 31, 2008		As at July 31, 2008
	Canada	United States	Canada	United States
Shareholders’ equity: Stock options (ii), (iii)	2,954	1,484	3,231	1,761
Deficit, end of period (i), (ii), (iii)	61,013	59,543	58,692	57,222

(i)	Acquired technology:
Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.  As at July 31, 2008 the acquired technology was fully written down and therefore no differences exist between in Canadian and U.S. GAAP for the three month period ended October 31, 2008.

(ii)	Stock-based compensation to non-employees:
Under Canadian GAAP, the Company accounts for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value. The fair value of any awards to non-employees granted prior to August 1, 2003 is not required to be recorded or presented under Canadian GAAP.

Under United States GAAP, the Company accounted for stock-based compensation, granted to non-employees on or after August 1, 2003 at fair value in accordance with FASB Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation. Effective August 1, 2005, the Company adopted FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-based Payments ("SFAS No. 123R"). There was no impact on the accounting for stock-based awards issued to non- employees in exchange for services as a result of this change.

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The Company had not issued any options to non-employees as at August 1, 2003.  There exists no difference between Canadian and United States GAAP for the fair value of options granted to non-employees after August 1, 2003.

(iii)	Stock-based compensation to employees:
Under Canadian GAAP, effective August 1, 2003, the Company accounts for stock-based compensation granted to employees, officers and directors on or after August 1, 2003 at fair value which is measured using the Black-Scholes option pricing model. Compensation cost is recognized over the service period. Prior to August 1, 2003, the Company accounted for stock-based awards to employees, officers and directors using the settlement method.

Under United States GAAP, the Company accounted for stock-based compensation, including options and warrants granted to employees prior to August 1, 2005, using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25").  Effective August 1, 2005, the Company adopted SFAS No. 123R using the modified prospective transition approach whereby the fair value of awards granted or modified on or after August 1, 2005 are measured at fair value. Some of the Company's awards have vesting conditions. The compensation cost for each award is recognized on a straight-line basis over the service period of the entire award.  There exists a difference between Canadian and United States GAAP for the intrinsic and variable plan measurement for employee and performance based options granted to employees prior to August 1, 2005 under United States GAAP and for the fair value measurement of such awards under Canadian GAAP.  The Company’s estimate of forfeitures at the time of granting was nil under U.S. GAAP.

The following table represents the allocation of stock-based compensation expense:

	For the three months ended October 31
	2008	2007
Research and Development	$ –	$ –
Operating, general and administration	–	12
	$ –	$ 12

(c)	Income taxes:
Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature.  Under U.S. GAAP, these tax credits would be reclassified as a reduction of income tax expense.  There were no differences between Canadian and U.S. GAAP, related to investment tax credits and other research and development credits, for the three month periods ended October 31, 2008 and 2007 and no investment tax credits were recorded.

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(d)	Changes in accounting policy:
(i)	Fair value measurements:

In September 2006, the FASB issued FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years, specifically August 1, 2008 for the Company.  The adoption of SFAS 157 did not have any impact on the Company’s interim consolidated financial statements.

(ii)	Fair value options:
In February 2007, the FASB issued FASB Statement No. 159 ("SFAS 159"), The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis. SFAS 159 applies to all reporting entities, including not-for-profit organizations, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election.  SFAS 159 is effective as of the beginning of an entity's first year that begins after November 15, 2007, specifically August 1, 2008 for the Company.  The adoption of SFAS 159 did not have any impact on the Company’s interim consolidated financial statements.

(iii)	Accounting for advanced payments and development activities:
In June 2007, the EITF reached a consensus on EITF Issue No. 07-3, Accounting for Advance Payments for goods or Services to be Received for Use in Future Research and Development Activities ("EITF 07-3"). EITF07-3 provides clarification surrounding the accounting for non-refundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed. This issue will be effective for fiscal years beginning after December 15, 2007, specifically August 1, 2008 for the Company.  The adoption of EITF07-3 did not have any impact on the Company’s interim consolidated financial statements.

(e)	Recent accounting pronouncements issued and not yet adopted:
(i) In September 2007, the EITF reached a consensus on EITF Issue No. 07-1, Collaborative Arrangements ("EITF 07-1"). EITF 07-1 addresses the accounting for arrangements in which two companies work together to achieve a commercial objective, without forming a separate legal entity. The nature and purpose of a company's collaborative arrangements are required to be disclosed, along with the accounting policies applied and the classification and amounts for significant financial activities related to the arrangements. This issue will be effective for fiscal years beginning after December 15, 2008, specifically August 1, 2009 for the Company.  The Company is currently evaluating the potential impact, if any, of EITF 07-1, on the Company’s consolidated financial position, results of operations and cash flows.
(ii) FASB statement No. 141, Business Combinations (revised 2007) (“SFAS 141”), requires the use of fair value accounting for business combinations.  Equity securities issued as consideration in a business combination will re recorded at fair value as of the acquisition date as opposed to the date when the terms of the business combination has been agrees to an announces.  In addition, transaction costs must be expensed under the new standard.  The new statement is effective of financial statements issued for fiscal years beginning on or after December 15, 2008, and for interim periods within those fiscal years.  Specifically August 1, 2009 for the Company.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141, on the Company’s consolidated financial position, results of operations and cash flows.
(iii) FASB statement No. 160, Non controlling Interests in Consolidated Financial Statements - an Amendment of ACB No. 51 (“FASB 160”).  The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing specific accounting and reporting standard requirements.  The new statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, and for interim periods within those fiscal years. Specifically August 1, 2009 for the Company.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160, on the consolidated financial position, results of operations and cash flows.

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(iv) FASB statement No. 161, Disclosure about Derivative Instruments and Hedging Activities (“SFAS 161”) amends and expands the disclosure requirements in SFAS 133, Accounting for Derivative Instruments and Hedging Activities.  The intention is to provide an enhanced understanding of how and why an entity uses derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows.  The Company is required to adopt the provisions of SFAS 161 for fiscal years beginning after November 15, 2008, specifically August 1, 2009 for the Company.    The Company is currently assessing the impact of SFAS 161, on the Company’s consolidated financial position, results of operations and cash flows.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                HELIX BIOPHARMA CORP.

                        /s/ Donald H. Segal
                                Donald H. Segal
                                Chairman and Chief Executive Officer

Date: February 2, 2009