Form 20-F
period 2009-07-31
Helix BioPharma Corp
filed 2009-10-29
CIK 1305591

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________
FORM 20-F
_____________________________

	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2009

OR

	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-53508

Helix BioPharma Corp.

(Exact name of Registrant as Specified in its Charter)

Canada

(Jurisdiction of Incorporation or Organization)

305 Industrial Parkway South, #3, Aurora, Ontario, Canada  L4G 6X7

(Address of Principal Executive Offices)

Photios (Frank) Michalargias
Tel.: (905) 841-2300 x233
Fax: (905) 841-2244
305 Industrial Parkway South, #3
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

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of July 31, 2009 was: 53,175,335 common shares, without par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ❒ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ❒ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ❒ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ❒ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ❒       Accelerated filer ❒     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ❒  International Financial Reporting Standards as issued by the International Accounting

Standards Board ❒  Other ☒

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☒  Item 18 ❒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ❒ No ☒

HELIX BIOPHARMA CORP.

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

Page
INTRODUCTION	4
GLOSSARY	7

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	10
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	10
ITEM 3.	KEY INFORMATION	10
ITEM 4.	INFORMATION ON THE COMPANY	27
ITEM 4A.	UNRESOLVED STAFF COMMENTS	44
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	44
ITEM 6. ITEM 7.	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	61 78
ITEM 8.	FINANCIAL INFORMATION	80
ITEM 9.	THE OFFER AND LISTING	80
ITEM 10.	ADDITIONAL INFORMATION	82
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	92
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	93

PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	93
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	93
ITEM 15. ITEM 15T	RESERVED CONTROLS AND PROCEDURES	93 93
ITEM 16.	RESERVED	94
ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT	94
ITEM 16B	CODE OF ETHICS	94
ITEM 16C ITEM 16D ITEM 16E	PRINCIPLE ACCOUNTING FEES AND SERVICES EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES	94 94 94
ITEM 16F	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	94
ITEM 16G	CORPORATE GOVERNANCE	95
ITEM 17.	FINANCIAL STATEMENTS	95
ITEM 18.	FINANCIAL STATEMENTS	95
ITEM 19.	EXHIBITS	95

INTRODUCTION

Helix BioPharma Corp. is organized under the Canada Business Corporations Act. In this Annual Report, the “Company”, “Helix”, “Helix BioPharma”, “we”, “our” and “us” refer to Helix BioPharma Corp. and its subsidiaries (unless the context otherwise requires). We refer you to the documents attached as exhibits hereto for more complete information than may be contained in this Annual Report. Our principal corporate offices are located at 305 Industrial Parkway South, #3, Aurora, Ontario, Canada L4G 6X7. Our telephone number is (905) 841-2300.

Business of Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing primarily in the field of cancer therapy. The Company is actively developing innovative products for the treatment and prevention of cancer based on its proprietary technologies. Helix’s product development initiatives include its L-DOS47 and Topical Interferon Alpha-2b new drug candidates. The Company has generated revenues principally from two sources: product sales, and license fees and royalties. Until the third quarter of fiscal 2007, the Company also generated revenues from contract research and development. Helix’s research and development initiatives are being financed primarily from the issuance of its common shares.

Financial and Other Information

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (“US$”).

Forward-Looking Statements

This Annual Report on Form 20-F contains forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of U.S. and Canadian securities laws. Forward-looking statements are statements and information that are not historical facts but instead include financial projections and estimates;   statements regarding plans, goals, objectives, intentions and expectations with respect to the Company’s future business, operations, research and development; and other information in future periods. Forward-looking statements include, without limitation, statements concerning the Company’s planned development programs for Topical Interferon Alpha-2b and L-DOS47; the planned remaining pre-clinical activities for L-DOS47 and their estimated time of completion; the timing of filing of an IND/CTA for L-DOS47 and Topical Interferon Alpha-2b; market opportunities for the two drug candidates; the nature, design and timing of future clinical trials; the projected timing for completion of enrolment, and for study completion, of the two ongoing Topical Interferon Alpha-2b Phase II clinical trials in Europe; future expenditures; cash needs for the next 12 months and sufficiency of cash reserves and expected cash flow; future financing requirements; commercialization plans; and anticipated future revenue and operating losses.  Forward-looking statements can be identified by the use of forward-looking terminology such as  “expects”,  “plans”, “designed to”, “potential”,  “is developing”, “believe”, “intends”, “continues”, “opportunities”, “anticipated”,  “2010”, “2011”, “next”,  “ongoing”, “pursue”, “to seek”,  “objective”, “future”, “considering”, “projects”, “on track”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results, or that events or conditions “will”, “may”, “could”, “would”, or “should” occur or be achieved, or comparable terminology referring to future events or results.

Forward-looking statements are statements about the future and are inherently uncertain, and are necessarily based upon a number of estimates and assumptions that are also uncertain.  Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors, estimates or assumptions are applied in making forward-looking statements, including, but not limited to, patient recruitment rates for our ongoing Phase II European clinical trials; the timely and successful completion of ongoing clinical trials, GMP manufacturing and other activities leading up to our planned IND and CTA filings; the timely provision of services by third parties; future revenue and costs, and regulatory approvals.

The Company’s actual results could differ materially from those anticipated in the forward-looking statements contained in this Annual Report as a result of numerous known and unknown risks and uncertainties, including, but not limited to:

•
the Company’s need for additional capital which may not be available in a timely manner or at all and which, if not obtained, will have a material adverse impact on the Company and its ability to continue;

•
the impact of the global economic downturn and credit crisis which has negatively affected the availability and terms of debt and equity financings and may have a negative effect on our sales operations and research and development initiatives;

•
uncertainty whether an IND or CTA will be compiled or submitted for Topical Interferon Alpha-2b or L-DOS47 as currently planned or at all, or if submitted, whether the Company will be permitted to undertake human testing;

•	uncertainty whether Topical Interferon Alpha-2b or L-DOS47 will be successfully developed and marketed as a drug or at all;

•
intellectual property risks, including the possibility that patent applications may not result in issued patents, that issued patents may be circumvented or challenged and ultimately struck down, that any upcoming expiry of an issued patent, including without limitation, the expiry in 2013 of three patents issued in respect of Topical Interferon Alpha-2b, may negatively impact the further development or commercialization of the underlying technology, and that the Company may not be able to protect its trade secrets or other confidential proprietary information;

•	risks associated with potential claims of infringement of third party intellectual property and other proprietary rights;

•
research and development risks, including the fact that L-DOS47 and Topical Interferon Alpha-2b are complex compounds and the Company faces difficult challenges in connection with the manufacture of clinical batches of L-DOS47 or Topical Interferon Alpha-2b which could further delay or otherwise negatively affect the Company’s planned IND filings and clinical trials, and the risk of obtaining negative findings or factors that may become apparent during the course of research or development which may result in the discontinuation of the research or development projects;

•	partnership/strategic alliance risks;

•
Helix’s dependence on its contractors, consultants, advisors and licensees, including without limitation, contract research organizations, contract manufacturing organizations, clinical trial consultants, collaborative research consultants, regulatory affairs advisors, and others, whose performance and interdependence can critically affect the Company’s performance and the achievement of its milestones;

•
the risk that the Company’s supplier of Topical Interferon Alpha-2b may not continue to provide the Company with interferon alpha-2b or exercise its commercialization option, which could have a material adverse effect on the drug’s further development and commercialization;

•	the Company’s dependence on assurances from third parties regarding licensing of proprietary technology owned by others, including Helix’s dependence on its license of the L-DOS47 antibody;

•	the need to secure new strategic relationships, which is not assured, to commercialize L-DOS47 and any other drug candidates which may arise out of DOS47;

•	uncertainty whether the European pharmacokinetic study or the extended AGW clinical trial in Germany will be completed as planned or at all or if completed, will achieve expected results;

•
uncertainty whether the planned Topical Interferon Alpha-2b U.S. Phase II/III and European Phase III clinical trials or the L-DOS47 clinical trial referred to in this Annual Report will be approved, undertaken or completed as planned or at all or will achieve expected results;

•
the risk that the Company’s expected timing of meeting certain objectives, including the filing of an IND and CTA for each of L-DOS47 and Topical Interferon Alpha-2b, the commencement and completion of clinical trials and receipt of anticipated regulatory approvals, may not be met in the time expected or at all;

•	the need for future clinical trials, the occurrence and success of which cannot be assured;

•
manufacturing risks, the need to manufacture to regulatory standards, uncertainty whether the manufacturing process for the Company’s drug candidates can be further scaled-up successfully or at all and the risk that clinical batches of the Company’s drug candidate may not be able to be produced in a timely manner or at all, which would have a negative effect on the timing and/or occurrence of planned clinical trials and the potential commercialization of the drug candidates;

•	the dependence of the Company’s distribution business on a few customers and a few suppliers, the loss of any of which would negatively impact the Company’s operations;

•	uncertainty of the size and existence of a market opportunity for, and market acceptance of, the Company’s products;

•	uncertainty as to availability of raw materials, and in particular, GMP grade materials, on acceptable terms or at all;

•	product liability and insurance risks;

•	the effect of competition;

•	the risk of unknown side effects;

•	the possibility that the Company will pursue additional development projects or other business opportunities;

•	the need to attract and retain key personnel;

•	government regulation, and the need for regulatory approvals for both the development and commercialization of products, which are not assured;

•	risks associated with the fact that the FDA is not bound by its pre-IND meetings;

•	rapid technological change and competition from pharmaceutical companies, biotechnology companies and universities, which may make the Company’s technology or products obsolete or uncompetitive;

•	risks associated with claims, or potential claims, of infringement of third party intellectual property and other proprietary rights;

•	the risk of unanticipated expenses or unanticipated reductions in revenue, or both;

and other risk factors that are discussed under Item 3.D - Risk Factors in this Annual Report or identified in the Company’s other public filings with the Canadian Securities Administrators at www.sedar.com or with the SEC at www.sec.gov/edgar.shtml.

For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements. Other than any obligation to disclose material information under applicable securities laws, the Company undertakes no obligation to revise or update any forward-looking statements after the date hereof.

Data relevant to estimated market sizes and penetration for Helix’s lead products under development are presented in this Annual Report. These data have been obtained from a variety of published resources including published scientific literature, websites and information generally available through publicized means. Helix attempts to source reference data from multiple sources whenever possible for confirmatory purposes. Although Helix believes the foregoing data is reliable, Helix has not independently verified the accuracy and completeness of this data.

GLOSSARY

Adenocarcinoma: Cancer that originates in glandular tissue.

AGW: Ano-genital warts.

Anika Therapeutics: Anika Therapeutics, Inc.

Biochip Technology: Helix’s proprietary heterodimer and in-licensed molecular sensing technology for the creation of biochips designed for use by biopharmaceutical research companies, institutions and organizations in the study of protein interactions for the purpose of discovering and developing biopharmaceuticals and diagnostics.

BioVectra: BioVectra Inc., a cGMP manufacturer of active pharmaceutical ingredients, advanced intermediates, specialty biochemicals, enzymes and biomolecules.

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

CBL: Chesapeake Biological Laboratory.

CIN: Cervical Intraepithelial Neoplasia. Standard CIN grading of increasing severity is CIN1, CIN2 or CIN3.

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

GLP: Good Laboratory Practice.

GMP: Good Manufacturing Practice.

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

KBI: KBI Biopharma Inc.

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

Low-grade cervical lesions: For the purposes of this Annual Report this term refers to cervical abnormalities combining an LSIL finding on Pap smear and a CIN 1 or CIN 2 diagnosis on colposcopy.

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

Not Applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.   KEY INFORMATION

3.A.  Selected Financial Data

The selected financial data of the Company for the fiscal years ended July 31, 2009, 2008, 2007, 2006 and 2005 was extracted from the audited annual consolidated financial statements of the Company, of which the audited consolidated financial statements for the fiscal years ended July 31, 2009, 2008 and 2007 are included in this Annual Report.

The information contained in the selected financial data is for the fiscal years ended July 31, 2009, 2008 and 2007 and is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included in ITEM 17. – Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in ITEM 5. – Operating and Financial Review and Prospects. The selected financial data for the fiscal years ended July 31, 2006 and 2005 was extracted from the consolidated financial statements of the Company not included in this Annual Report. Except where otherwise indicated, all amounts are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Reference is made to Note 20 of the consolidated financial statements of the Company included herein for a discussion of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) and their effect on the Company’s financial statements.

Since inception, the Company has financed its operations from public and private sales of equity proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, on interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. While the Company estimates it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs. See ITEM 3.D – Risk Factors.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.

Selected Financial Data
Under Canadian Generally Accepted Accounting Principles
(CDN$ in thousands, except share and per share data)

	Year Ended July 31, 2009	Year Ended July 31, 2008	Year Ended July 31, 2007	Year Ended July 31, 2006	Year Ended July 31, 2005
Statement of Operations:
Revenue
Product Revenue	$3,244	$2,952	$2,764	$3,012	$2,456
License Fees and Royalties	597	639	512	773	1,234
Research and Development Contracts	-	-	148	180	42
Total Revenues	3,841	3,591	3,424	3,965	3,732

Expenses
Cost of Sales	1,516	1,239	1,139	1,341	1,190
Research and Development	10,322	5,064	4,116	3,368	2,983
Operating, General and Administration	3,917	3,948	3,570	2,609	2,511
Sales and marketing	969	809	848	1,113	1,069
Amortization of Intangible Assets	12	16	159	594	1,244
Amortization of Capital Assets	274	254	287	315	330
Stock-Based Compensation	1,023	44	47	1,710	1,470
Interest Income, Net	(339)	(645)	(496)	(270)	(137)
Foreign Exchange Loss (Gain)	133	(327)	(9)	16	78
Impairment of Intangible Assets	98	-	1,332	-	428
Total Expenses	17,925	10,402	10,993	10,796	11,166

Loss Before Income Taxes	(14,084)	(6,811)	(7,569)	(6,831)	(7,434)
Income Taxes	(18)	(153)	(105)	(108)	(191)
Net Loss for the Period	(14,102)	(6,964)	(7,674)	(6,939)	(7,625)
Basic and Diluted Loss Per Share	(0.27)	(0.16)	(0.22)	(0.22)	(0.28)
Weighted Average Number of Shares Outstanding	52,001,636	42,469,362	35,615,335	31,409,495	26,959,055

Balance Sheet:
Working Capital	15,296	19,166	11,468	10,900	6,688
Shareholders Equity	17,063	20,522	12,734	13,881	10,302
Capital Stock	81,576	71,964	57,350	51,944	43,570
Total Assets	19,319	21,666	14,273	15,469	11,450

Selected Financial Data
Under U.S. Generally Accepted Accounting Principles
(CDN$ in thousands, except share and per share data)

	Year Ended July 31, 2009	Year Ended July 31, 2008	Year Ended July 31, 2007	Year Ended July 31, 2006	Year Ended July 31, 2005
Statement of Operations:
Revenue
Product Revenue	$3,244	$2,952	$2,764	$3,012	$2,456
License Fees and Royalties	597	639	512	773	1,234
Research and Development Contracts	-	-	148	180	42
Total Revenues	3,841	3,591	3,424	3,965	3,732

Expenses
Cost of Sales	1,516	1,239	1,139	1,341	1,190
Research and Development	10,322	5,064	4,360	3,566	3,118
Operating, General and Administration	3,917	3,948	3,570	2,609	2,511
Sales and marketing	969	809	848	1,113	1,069
Amortization of Intangible Assets	12	16	12	12	12
Amortization of Capital Assets	274	254	287	315	330
Stock-Based Compensation	1,023	44	47	1,710	-
Interest Income, Net	(339)	(645)	(496)	(270)	(137)
Foreign Exchange Loss (Gain)	133	(327)	(9)	16	78
Impairment of Intangible Assets	98	-	-	-	-
Total Expenses	17,925	10,402	9,758	10,412	8,171

Loss Before Income Taxes	(14,084)	(6,811)	(6,334)	(6,447)	(4,439)
Income Taxes	(18)	(153)	139	90	(56)
Net Loss for the Period	(14,102)	(6,964)	(6,195)	(6,357)	(4,495)
Basic and Diluted Loss Per Share	(0.27)	(0.16)	(0.17)	(0.20)	(0.17)
Weighted Average Number of Shares Outstanding	52,001,636	42,469,362	35,615,335	31,409,495	26,959,055

Balance Sheet:
Working Capital	15,296	19,166	11,468	10,900	6,688
Shareholders Equity	17,063	20,522	12,882	12,463	8,494
Capital Stock	81,576	71,964	57,350	51,944	43,570
Total Assets	19,319	21,666	14,421	14,051	9,642

3.A.3.  Exchange Rates

The following tables set forth the rate of exchange for the Canadian Dollar for the periods listed therein. For purposes of these tables, the rate of exchange means the noon rate reported by the Bank of Canada as a web service. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period. The noon rate on October 20, 2009, as reported by the Bank of Canada for the purchase of one Canadian Dollar with U.S. Dollars was US$0.9524 (US$1.00 = CDN$1.050). Unless otherwise indicated, in this annual report on Form 20-F, all references herein are to Canadian Dollars.

The table below sets out the average exchange rates for each of the following fiscal years:

Canadian Dollars per U.S. Dollar One ($1.00)

Average for the Period
Years Ended
2009	2008	2007	2006	2005
1.1758	1.0070	1.1258	1.1551	1.2418

The table below sets out the high and low exchange rates for each of the following months:

Canadian Dollars per U.S. Dollar One ($1.00)

	Sep. ‘09	Aug. ‘09	Jul. ‘09	Jun. ‘09	May. ‘09	Apr. ‘09
Low	1.0649	1.0701	1.0790	1.0827	1.0872	1.1940
High	1.1048	1.1072	1.1655	1.1625	1.1872	1.2643

3.B.  Capitalization and Indebtedness

Not Applicable.

3.C.  Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D.  Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business. This Annual Report contains forward-looking statements and information within the meaning of U.S. and Canadian securities laws that involve risks and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward-looking statements and information. Factors that might cause such a difference include those discussed below and elsewhere in this Annual Report.

The Company has a history of losses and expects to continue to incur additional losses for the foreseeable future.

Helix’s primary focus is on the research and development of pharmaceutical product candidates, which requires the expenditure of significant amounts of cash over a relatively long time period. The Company’s cash flows from its distribution and licensing activities do not, and are not expected to, provide sufficient income to fully fund the Company’s research and development expenditures. The Company’s total deficit as at July 31, 2009 was $72,794,000. There can be no assurance that the Company will ever record any earnings.

Helix has additional financing requirements and requires access to capital, which may not be available, as a result of which there can be no assurance that the Company will be able to carry out its business plan and continue as a going concern.

As stated above, the Company expects to incur losses for the foreseeable future. As of July 31, 2009 the Company’s working capital was $15,296,000. On September 8, 2009, the Company announced the completion of a private placement, issuing 6,625,000 units at $2.05 per unit, for approximate net proceeds of $11.7 million. After taking into consideration the Company’s anticipated revenue, planned research and development expenditures and assuming no material unanticipated expenses, the Company estimates that its working capital will be sufficient to fund operations through the next twelve months, which are planned to include the completion of two ongoing Phase II trials of Topical Interferon Alpha-2b, the filing of IND/CTA applications for the Company’s proposed L-DOS47 Phase I/II clinical studies, and the filing of an IND application for its proposed Topical Interferon Alpha-2b (cervical dysplasia indication) Phase II/IIII clinical trial. Assuming the Company receives the necessary regulatory approvals for its planned L-DOS47 Phase I/II studies and its planned Topical Interferon Alpha-2b Phase II/III trial, it will require additional funding in order to execute the respective clinical investigations. The Company also plans to conduct a confirmatory Phase III clinical trial of its Topical Interferon Alpha-2b in parallel with its planned Phase II/III trial for the cervical dysplasia indication. Execution of this Phase III clinical trial will also require funding beyond the Company’s current resources, and will be contingent on regulatory approval of a CTA application, the filing timing of which has not yet been established. There can be no assurance that the Company will obtain the requisite financing to conduct its planned future trials described above, or that the trials will be undertaken at all.

The Company has no external sources of liquidity such as bank lines of credit. The Company will require future additional financing to carry out its business plan. The market for both debt and equity financings for companies such as Helix has always been challenging, and the global economic downturn and credit crisis have added further challenges. There can be no assurance that a financing, whether debt or equity, will be available on acceptable terms or at all. The failure to obtain financing on a timely basis may result in the Company’s having to reduce or delay one or more of its planned research, development and marketing programs and to reduce related overhead, any of which could impair the Company’s current and future value. It may also have a material adverse effect on the Company’s ability to continue as a going concern. Any additional equity financing, if obtained, may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any such alternative sources of funding will be available.

The Company has historically obtained, and expects to continue to obtain, its requisite additional financing primarily by way of sales of its equity, which may result in significant dilution to existing shareholders.

The Company’s most recent equity sale was completed on September 8, 2009 by way of private placement, with the Company issuing 6,625,000 units at $2.05 per unit, for approximate net proceeds of $11.7 million. Each unit consisted of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share at $2.87 until 5:00 pm Toronto time on September 7, 2012. A total of 6,625,000 common shares were issued on completion of the placement, and up to an additional 6,625,000 common shares are issuable on exercise of the share purchase warrants. Further equity financings will also result in dilution to existing shareholders, and such dilution could be significant.

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

Because the success of Helix is highly dependent upon its employees, the Company has granted to some or all of its key employees, directors and consultants, options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other shareholders of the Company may be diluted. At July 31, 2009, there were 3,564,000 share purchase options outstanding with a weighted average exercise price of $2.00 and 3,400,000 warrants outstanding with a weighted average exercise price of $2.36. If all of these securities were exercised, an additional 6,964,000 common shares would become issued and outstanding. This represents an increase of 13.1% in the number of shares issued and outstanding as at July 31, 2009 and would result in significant dilution to current shareholders.

The risks associated with penny stock classification could affect the marketability of the Company’s common shares and shareholders could find it difficult to sell their shares.

Helix’s common shares are subject to “penny stock” rules as defined in Exchange Act Rule 3a51-1. The SEC adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than US$4.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

Helix’s ability to continue its development of potential products, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. Helix’s growth will depend, on the efforts of its senior management, particularly its Chief Executive Officer and Chairman of the Company’s board of directors (the “Board”), Donald H. Segal; President and Chief Operating Officer, John M. Docherty; Chief Scientific Officer, Heman Chao; and Chief Financial Officer, Photios (Frank) Michalargias. The Company has entered into employment agreements with each of these individuals. Such employment agreements have no fixed term. The Company may terminate an employment agreement without cause on payment of specified severance or the giving of required notice, or a combination of both. The employee may terminate his employment agreement for cause, or (i) on giving sixty (60) days’ notice, or (ii) within thirty (30) days of being informed by or on behalf of the Board that the employee is required to perform his services primarily at a location outside of the York Region or the Greater Metropolitan Toronto area, Province of Ontario, or (iii) within six (6) months following a change of control of the Company. In the case of termination by the employee under (ii) or (iii) of the foregoing sentence, the Company must pay the employee specified severance. If the Company loses the services of key personnel, it may be unable to replace them, and its business could be negatively affected. In addition, the Company does not carry key-man insurance on any individuals.

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

As a “foreign private issuer,” as defined under the U.S. securities laws, we are exempt from certain sections of the Exchange Act. In particular, we are exempt from Section 14 proxy rules which are applicable to domestic U.S. issuers. The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K has typically been more limited than the submissions required of U.S. issuers and results in shareholders having less complete and timely data, including, among others, with respect to disclosure of: (i) personal and corporate relationships and age of directors and officers; (ii) material legal proceedings involving the Company, affiliates of the Company, and directors, officers, promoters and control persons; (iii) the identity of principal shareholders and certain significant employees; (iv) related party transactions; (v) audit fees and change of auditors; (vi) voting policies and procedures; (vii) executive compensation; and (viii) composition of the compensation committee. In addition, due to the Company’s status as a foreign private issuer, the officers, directors and principal shareholders of the Company are exempt from the short-swing insider disclosure and profit recovery provisions of Section 16 of the Exchange Act. Therefore, these officers, directors and principal shareholders are exempt from short-swing profits which apply to insiders of U.S. issuers. The foregoing exemption results in shareholders having less data in this regard than is available with respect to U.S. issuers.

The price of the Company’s shares is volatile.

The price of the Company’s shares, as well as market prices for securities of biopharmaceutical and drug delivery companies generally have historically been highly volatile, and have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. For the last two fiscal years, the price of our shares has ranged from a low of $1.15 to a high of $2.27 on The Toronto Stock Exchange. Since listing on the OTCQX on June 23, 2009, to the end of our last fiscal year on July 31, 2009, the price of our shares has ranged from a low of US$1.22 to a high of US$1.97 on the OTCQX. Future announcements concerning the Company, its competitors or other biopharmaceutical companies, including the results of testing and limited human clinical studies, technological innovations or new therapeutic products, governmental regulation, developments in patent or other proprietary rights, litigation or public concern as to the safety of products developed by the Company or others and general market conditions may have a significant effect on the market price of the common shares of the Company.

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

As more fully described below in ITEM 10.E – Taxation – United States Federal Income Tax Considerations –Passive Foreign Investment Company Status, if for any taxable year our passive income, or the value of our assets that produce (or are held for the production of) passive income, exceed specified levels, we may be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including having a gain on the disposition of our common shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge. Rules similar to those applicable to dispositions generally will apply to certain “excess distributions” in respect of our common shares. We believe we were not a PFIC for the year ending July 31, 2009 and do not expect to be classified as a PFIC for the taxable year ending July 31, 2010. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not become a PFIC for the taxable year ending July 31, 2010 or in any future taxable year. Additionally, there are no assurances that the United States Internal Revenue Service will agree with our conclusion. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our common shares.

The Company is conducting early stage research and development initiatives for products under development which may never generate revenue.

The Company is conducting early stage research and development initiatives, and is currently in the process of developing new products that will require further time consuming and costly research and development. It will be a number of years, if ever, before these products begin to generate revenues. The Company’s developments may never be successful in this regard. The success of the Company will in part depend on its ability to assess the future market potential for its products, the protection of such products, obtaining regulatory approvals, and the quality of its research and development. To achieve sustained profitability, the Company must, alone or with others, successfully develop, protect, obtain regulatory approvals for, and commercialize its product candidates. In addition, to the extent the Company relies upon others for research, development, manufacturing, regulatory, and commercialization activities, the Company’s ability to achieve profitability will be dependent upon the success of such outside parties. Without limiting the generality of the foregoing, either or both of L-DOS47 or Topical Interferon Alpha-2b, the Company’s current primary product candidates which are currently in the pre-Phase I/II clinical trial stage and Phase II clinical trial phase, respectively, may never be successfully developed or commercialized.

The Company lacks the financing, expertise, infrastructure and other resources necessary to singularly support a new drug product from clinical development through to marketing.

Helix’s current objective for the commercialization of L-DOS47 is to enter into a strategic alliance with an appropriate pharmaceutical partner at some point in the future, after first generating value-adding clinical findings demonstrating the safety and efficacy of L-DOS47 in patients. There can be no assurance, however, that L-DOS47 will enter the clinical trial stage, that any such findings will be generated, or that any such strategic alliance will be achieved, or if achieved, that it will result in revenue to the Company.

The commercialization of Topical Interferon Alpha-2b is subject to an option granted to Schering-Plough to obtain an exclusive worldwide license to use the Company’s Biphasix™ technology in pharmaceutical products containing interferon-alpha. See ITEM 4.B Important Business Developments - Topical Interferon Alpha-2b. There can be no assurance that Schering-Plough will exercise its option or if it does exercise its option, that any license fees or royalties will be received by the Company, other than the initial license fee due on exercise of the option. If Schering-Plough does not exercise its option, then Helix’s objective with respect to the commercialization of Topical Interferon Alpha-2b would be to enter into a strategic alliance with another appropriate pharmaceutical partner for the commercialization of the drug product. However, there can be no assurance that any such strategic alliance will be achieved, or if achieved, that it will result in revenue to the Company.

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

The products currently under development by the Company will require significant development, clinical testing and investment of significant funds prior to their commercialization. The process of obtaining required approvals (such as, but not limited to, the approval of the FDA, TPD, and comparable agencies in Europe), can be costly and time-

consuming. Future products may never be successfully developed, prove safe and effective in clinical trials, receive applicable regulatory approvals, or have sufficient commercial properties, such as an acceptable shelf-life, to make them commercially viable. Further formulation work may be required to extend the shelf-life of L-DOS47 and Topical Interferon Alpha-2b for commercial purposes, the outcome of which is not certain and which may prevent either or both products from being commercialized. Potential investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by the Company in view of the extensive regulatory environment which controls its business.

The timing of the Company’s internal goals may change dramatically due to delays, failures, additional data required by regulators and uncertainty in the regulatory approval process.

The Company sets internal goals for and makes public statements regarding its expected timing of meeting the objectives material to its success, including the filing of an IND and CTA for each of L-DOS47 and Topical Interferon Alpha-2b, commencement and completion of clinical trials and anticipated regulatory approvals. The actual timing of these forward-looking events can vary dramatically due to factors such as delays or failure in pre-clinical program activities, including without limitation, scaling-up the Company’s drug product candidates, delays or failures in clinical trials, the need to develop additional data required by regulators as a condition of approval, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements necessary to commercialize Helix’s product candidates. The Company has previously experienced a number of delays in its expected timing of various activities for both L-DOS47 and Topical Interferon Alpha-2b, including without limitation, delays in completing manufacturing scale-up activities due to third party scheduling and technical issues, and slower than expected patient recruitment rates for the Company’s ongoing Phase II Topical Interferon Alpha-2b clinical studies in Europe. Some of these delays have in turn caused delays in the Company’s expected timing of filing an IND/CTA for its planned U.S. Phase I and Polish Phase I/II clinical trials of L-DOS47, and for its planned Phase II/III clinical trials in the United States and Europe, respectively, of Topical Interferon Alpha-2b in patients with HPV-positive low-grade cervical lesions. It is possible that these or other types of delays in completing pre-IND/CTA filing activities will again delay the Company’s planned IND/CTA filings, which may not be made within the Company’s current anticipated timelines or at all.  Failure to meet such timelines could have a material adverse effect on the Company.  Without limiting the generality of the foregoing, it is possible that the planned future IND or CTA filings will never be made in respect of either L-DOS47 or Topical Interferon Alpha-2b or any other products the Company attempts to develop.

The marketability of the Company’s products may be affected by delays and the inability to obtain necessary approvals, and following any market approval, the Company’s products will be subject to ongoing regulatory review and requirements which may continue to affect their marketability.

The research, development, manufacture and marketing of pharmaceutical products are subject to regulation by the U.S. FDA and Canadian TPD, and comparable regulatory authorities in other countries. These national agencies and other federal, state, provincial and local entities regulate the testing, manufacture, safety and promotion of the Company’s products. We must receive applicable regulatory approval of a product candidate before it can be commercialized in any particular jurisdiction. The research, development, testing and manufacturing of any product candidate we develop independently or in collaboration with third parties, as well as the distribution, marketing, promotion, advertising, and record keeping of such product candidate, are regulated by numerous federal, state, provincial and local governmental authorities, principally the FDA in the United States, and other similar agencies in other countries. The approval procedures in the United States vary depending on such factors as the novelty of the drug and its intended use and also vary among countries. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. The FDA has substantial discretion in the approval process and may refuse to accept any application, may put our IND submissions for L-DOS47 or Topical Interferon Alpha-2b, or both, on hold for an indeterminate amount of time, or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. The development and regulatory approval process in each jurisdiction takes many years, requires the expenditure of substantial resources, is uncertain and subject to delays. In addition, approval by a regulatory authority of one country does not ensure the approval by regulatory authorities of other countries. Failure to obtain regulatory approval, any delay or setback in obtaining regulatory approval, or any limitation on drug use required as a condition of approval could:

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

Even if we obtain marketing approval in a particular jurisdiction, there may be limits on the approval and our products will be subject to ongoing regulatory review and regulatory requirements in that jurisdiction. If we and/or any prospective marketing partners fail to comply with these requirements, marketing approval and sales of any approved commercial products could be suspended, and fines and other judicial sanctions, including product seizures, injunction actions and criminal prosecutions could be imposed. Any regulatory approval subject to limitations on the uses for which the product may be marketed or to conditions of approval, could affect the marketability of the product. In addition, the terms of approval may contain requirements for costly post-market follow-up studies or post-market surveillance to monitor the safety or efficacy of the product, which could reduce our revenues, increase our expenses or render the approved product not commercially viable.

Additional regulatory considerations in Canada and other countries may affect the price of drugs sold and delay necessary approvals of the Company’s drugs.

Problems could arise which could delay or prevent the commercialization of the Company’s products currently under development, and the TPD, FDA and other foreign regulatory agencies could be unsatisfied with the results of clinical trials and fail to approve the marketing of such products. Certain provincial regulatory authorities in Canada have the ability to determine whether the cost of a drug sold within such province will be reimbursed by a provincial government health plan by listing drugs on formularies. These provincial formularies may affect the prices of drugs sold within provinces and the volume of drugs sold within provinces. In addition to the regulatory approval process, pharmaceutical companies are subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the pharmaceutical industry. The Company cannot predict the time required for regulatory approval, or the extent of clinical testing and documentation that is required by regulatory authorities. Any delays in obtaining, or failure to obtain regulatory approvals in Canada, the United States, Europe or other foreign countries would significantly delay the development of the Company’s markets and the receipt of revenues from the sale of its products.

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

The Company must demonstrate through pre-clinical studies and clinical trials that its products being developed, including its L-DOS47 and Topical Interferon Alpha-2b, are safe and efficacious before the Company can obtain regulatory approval for the commercial sale of such products. The results from preclinical studies and clinical trials may not be totally predictive of results obtained in later clinical trials. The clinical trials of the Company or those of the Company’s collaborators may not demonstrate safety and efficacy, necessary to achieve regulatory approvals or may not result in marketable products. A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials and pre-clinical studies. The timing and success of clinical trials depend on various factors, including:

•
sufficient patient enrollment which may be affected by the incidence of the disease studied, the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for a patient to participate in the study and the rate of patient drop-out. Patient enrollment for the Company’s ongoing Phase II trial of Topical Interferon Alpha-2b in patients with AGW is on track for completion by or around the end of the first quarter of fiscal 2010 as previously forecasted. Patient enrollment for the Company’s ongoing Phase II pharmacokinetic study of Topical Interferon Alpha-2b in patients with cervical dysplasia is progressing slower than originally expected, based on which the Company has revised the expected study timeline. Helix now expects it will take until the end of its third quarter of fiscal 2010 for the minimum planned number of patients (12 patients) to complete the study, and up to the end of its first quarter of fiscal 2011 for the maximum currently planned number of patients (28 patients) to do so.

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

The Company is dependent on third-parties and the failure of a third party to perform, or any delay by a third party in performing its obligations, may adversely affect the Company.

The Company is dependent on third parties to varying degrees in virtually all aspects of its business. With respect to L-DOS47 research and development, such third parties are relied upon for, among other things, toxicology studies, clinical trial assays, manufacturing drug substance and bulk drug product, vialing bulk drug product for clinical studies, and quality control testing of drug substance, bulk drug product and vialed drug product. With respect to Topical Interferon Alpha-2b research and development, third parties are relied upon for, among other things, manufacturing of product for clinical trials, the supply of active drug substance, and conducting ongoing clinical trials.

The performance and interdependence of these third party service providers, including without limitation, contract manufacturing organizations, contract research organizations, clinical trial consultants, collaborative research consultants, and regulatory affairs advisors, can critically affect the Company’s performance and the achievement of its milestones.

Critical supplies may not be available on acceptable terms or at all, service providers may not perform, or continue to perform, as needed, or be available to provide the required services on acceptable terms or at all. Any lack of or interruption in supplies of raw materials, and any change in service providers or any inability to secure new service providers, or interruption in the provision of such services, would have an adverse impact on the development and commercialization of the Company’s products. Without limiting the generality of the foregoing, in the case of L-DOS47, the Company has reported that it previously experienced challenges in successfully producing GMP engineering batches, including third party scheduling and technical issues, resulting in delays in the L-DOS47 development program. Furthermore, following successful engineering batch production, the Company has experienced delays in manufacturing its initial clinical batch of L-DOS47 again associated with third party scheduling and technical issues, which has caused it to revise its expected date of filing its planned U.S. Phase I and Polish Phase I/II regulatory dossiers to the fourth quarter of fiscal 2010.

In the case of Topical Interferon Alpha-2b, the Company is currently dependent on Schering-Plough for its supply of interferon alpha-2b. The Company has granted Schering-Plough the option to obtain an exclusive worldwide license to use the Company’s Biphasix™ technology in pharmaceutical products containing interferon-alpha (see ITEM 4.B Important Business Developments). Topical Interferon Alpha-2b incorporates the Company’s Biphasix™ technology with interferon alpha-2b. The Company currently expects that in order to complete its development program for Topical Interferon Alpha-2b, it will require a further supply of interferon alpha-2b from Schering-Plough beyond the amount originally agreed to. The Company will also require further supplies of interferon alpha-2b in order to be able to commercialize Topical Interferon Alpha-2b, should Schering-Plough determine not to exercise its option. There can be no assurance that Schering-Plough will supply the Company with any such additional interferon alpha-2b on acceptable terms or at all, or that  the Company would be able to secure alternative supplies in a timely manner, on acceptable terms or at all. Even if alternative supplies can be arranged, there may be challenges from a regulatory perspective demonstrating adequately to the authorities that a new supplier’s raw material is considered interchangeable with Schering-Plough’s interferon alpha-2b. Accordingly, lack of continued supply from Schering-Plough of the Company’s requirements of interferon alpha-2b, or the non-exercise by Schering-Plough of its option, could adversely affect the Company’s Topical Interferon Alpha-2b program, and such effect could have a materially adverse effect on the Company’s completion of development or commercialization of Topical Interferon Alpha-2b.

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

With respect to L-DOS47, the Company is currently dependent on, in addition to third-party suppliers, manufacturers and consultants, the NRC and its license to the Company of a lung cancer antibody in order to develop and commercialize L-DOS47. Early termination of the license would have a material adverse effect on the further development of L-DOS47 and may require the cessation of such development, which would have a material adverse effect on the Company.

A substantial portion of the Company’s licensing revenues is dependent on royalties collected from a single licensee,  and a substantial portion of the Company’s product distribution revenues is dependent on sales of product purchased from a single supplier. The termination of these license or supply arrangements, or non-performance by the other parties thereto, would negatively impact the Company’s revenues.

The Company relies on third-party manufacturers of its products and the inability to maintain reliable manufacturers may prevent the Company from meeting its business objectives.

The Company relies substantially on its ability to secure third-party manufacture of its products for its success.

We have relied and will continue to rely heavily on contract manufacturers for the production of product required for our clinical studies, product formulation work, scaling-up experiments and commercial production. We may not be able to obtain new, or keep our current, contract manufacturers to provide these services. Even if we do, contract manufacturers may not be reliable in meeting our requirements for cost, quality, quantity or schedule, or the requirements of any regulatory agencies. As a result, we may not be able to manufacture products in quantities or qualities that would enable us to meet our business objectives. Any such failure would materially adversely affect our business. For instance, in the case of L-DOS47, the Company has reported that it previously experienced challenges in successfully producing GMP engineering batches, including third party scheduling and technical issues, resulting in delays in the L-DOS47 development program. Furthermore, following successful engineering batch production, the Company has experienced delays in manufacturing its initial GMP clinical batch of L-DOS47 again associated with third party scheduling and technical issues, which has caused it to revise its expected date of filing its planned U.S. Phase I and Polish Phase I/II regulatory to the fourth quarter of fiscal 2010.

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

The biotechnology and pharmaceutical industries have experienced substantial litigation involving the manufacture, use and sale of new products that are the subject of conflicting proprietary rights. As a result, there is a substantial risk that the Company, or one or more of its licensors, may become subject to litigation alleging that the Company’s or such licensor’s products and technologies infringe on the proprietary rights of third parties. It is possible that the Company’s products and technologies do infringe the rights of third parties. Whether or not the Company’s or such licensors products or technologies infringe on the proprietary rights of third parties, the Company or such licensor could incur significant expenses in defending allegations of infringement of proprietary rights. Further, the Company or such licensors may be required to modify its products or obtain licenses for intellectual property rights as a result of any alleged proprietary infringement. The Company or such licensors may not be able to modify their products or obtain licenses on commercially reasonable terms in a timely manner or at all, any of which could adversely affect the Company’s business.

The Company is dependent on its patent rights, and if patent rights are not issued or are invalidated or circumvented, its business would be adversely affected.

We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our intellectual property rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We try to protect our intellectual property position by filing patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We will also, from time to time, license rights to intellectual property which is the subject of patent applications of third parties, such as in the case of our license from the NRC for the antibody used in L-DOS47.  Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty.  Patent applications may not result in patents being issued.   Even if issued, they may not be issued with claims sufficiently broad to protect our products and technologies, may not provide us with a competitive advantage against competitors with similar products or technologies, and may be challenged, invalidated or circumvented. If our owned or licensed patents are invalidated, or patents are not issued in respect of our owned or licensed patent applications, we will lose the ability to exclude others from making, using or selling the invention claimed. Moreover, an issued patent does not guarantee us the right to practice the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our product candidates, selling our products or commercializing the patented technology. Thus, any patents that we own or license from others may not allow us to exploit the rights conferred by the intellectual property protection. Furthermore, others may independently develop products or technologies similar to those that we have developed or discover our trade secrets. In addition, the laws of many countries do not protect our intellectual property rights to the same extent as the laws of Canada and the United States, and those countries may also lack adequate rules and procedures for defending our intellectual property rights.

Certain of the Company’s major products may lose patent protection in the near future and, if that occurs, the development of the Company’s products would be adversely affected.

Patents have a finite life, generally 20 years from the date of initial application. Because pharmaceutical drug development is a long-term proposition involving, among other things, years of research, clinical trials, manufacturing scaling-up, regulatory applications and approvals, a patent applied for at the early stages of research and development of a drug candidate may only protect the patent holder’s rights following the drug’s commercialization for a time period substantially less than 20 years. The amount of remaining life of a patent will ordinarily be a substantial factor in attracting commercialization partners for the underlying drug, and will affect the terms of the arrangement between the Company and any such partner.

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

Our proprietary technology is difficult to protect, and the unauthorized use of our proprietary technology by a third party may impair our ability to compete effectively.

We rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality undertakings with parties that have access to it, such as our current and prospective distributors, collaborators, employees and consultants. Any of these parties may breach the undertakings and disclose our confidential information or our competitors might learn of the information in some other way. Enforcing a claim that a third-party illegally obtained and is using our trade secrets is expensive and time consuming and the outcome is unpredictable. In addition, courts outside Canada and the United States may be less willing to or may not protect trade secrets. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business may be materially adversely affected.

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

In addition, foreign exchange risks arise from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. Both purchase transactions and recognized financial assets and liabilities are primarily denominated in Euro and U.S. dollars. The Company purchases and pays for inventory in both Euro and U.S. dollars. Purchased inventory is sold into the Canadian marketplace in Canadian dollars. The Company also purchases and pays for various services, such as consulting services and clinical research costs in both Euro and U.S. dollars. In addition, the Company receives a revenue stream from royalties denominated in Euro dollars from the license of the Company’s Klean-PrepTM to Helsinn.

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

The Company does not currently qualify for a listing on a U.S. national exchange. Should it eventually qualify and obtain such a listing as a foreign private issuer, then the Company may rely on certain rules of a national exchange, which permits a foreign private issuer to follow its home country requirements concerning certain corporate governance issues, rather than comply with the exchange rule. Where an issuer elects to follow its home country requirements, it must disclose in its annual reports filed with the SEC or on its website each such U.S. requirement that it does not follow and must describe the home country practice followed by the issuer in lieu of such requirement. Corporate governance requirements mandated by NASDAQ for domestic issuers but in respect of which the Company could elect to follow its home country practice, and which could present a material risk to investors, include majority independence of the board of directors and quorum requirements for shareholder meetings.

Pursuant to National Policy 58-201, “Corporate Governance Guidelines”, of the Canadian Securities Administrators, the Company is encouraged, but not required, to have a majority of independent directors, within the meaning of such policy. The Company currently has a majority of independent directors and the audit committee is composed of three directors, all of whom are independent, as required pursuant to Canadian securities rules. Certain of the Company’s Board members may not be deemed independent pursuant to NASDAQ requirements. With respect to quorum for shareholder meetings, NASDAQ requires a minimum quorum of 33-1/3% of the Company’s outstanding shares. The Company has adopted new by-laws, subject to confirmation by shareholders, which provide that a quorum of shareholders is present at a meeting of shareholders, if the holders of 10% of the shares entitled to vote at the meeting are present in person or represented by proxy, provided that a quorum shall not be less than two persons. If the new by-laws are not confirmed by shareholders, then the quorum requirement will be two persons present in person, each being a shareholder entitled to vote at the meeting or a duly appointed proxy holder or representative for a shareholder so entitled.

ITEM 4.   INFORMATION ON THE COMPANY

4.A.  History and Progress of the Company

The legal and commercial name of the Company is Helix BioPharma Corp. Helix is a Canadian corporation which was originally formed upon the amalgamation of International Helix Biotechnologies Inc. (“IHB”) and Intercon Pharma Inc. (“IPI”) on July 31, 1995. On April 30, 2008, Helix further amalgamated, by way of short-form vertical amalgamation under the CBCA, with four wholly-owned subsidiaries. The Company is a biopharmaceutical company specializing in the field of cancer therapy. Helix is actively developing innovative products for the treatment and prevention of cancer based on its proprietary technologies.

The Company’s common shares trade on the Toronto Stock Exchange in Canada under the symbol “HBP” as well as on the OTC International Market in the U.S. under the symbol “HXBPF”. In addition, although the Company did not seek to be listed on the Berlin-Bremen, Frankfurt, Munich, Stuttgart and XETRA stock exchanges, the Company’s common shares also trade on these exchanges under the symbol “HBP”.

The Company’s principal executive offices are located at 305 Industrial Parkway South, #3, Aurora, Ontario, Canada, L4G 6X7. The Company’s telephone number is (905) 841-2300.

Our capital expenditures, which principally consist of purchases of manufacturing and scientific equipment, for the previous three fiscal years are as follows:

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2009	$932,000	Purchase of Capital Assets
Fiscal 2008	$266,000	Purchase of Capital Assets
Fiscal 2007	$63,000	Purchase of Capital Assets

All capital expenditures are related to furniture, fixtures, computers, scientific testing and processing equipment. All capital equipment is located in both Canada and the United States. There have been no divestures of capital assets.

In addition, the Company is projecting an additional $174,400 in capital expenditures for fiscal 2010 but has not currently made any commitments to suppliers. The foregoing expenditures will be paid out of the Company’s cash resources.

 The only interests Helix has in other companies are the 29,678 common shares of Orchid Cellmark Inc., a publicly traded company listed on the NASDAQ. These shares are held as available for sale.

4.B.  Important Business Developments

Corporate Overview

Helix was originally formed upon the amalgamation of International Helix Biotechnologies Inc. and Intercon Pharma Inc. pursuant to Articles of Amalgamation on July 31, 1995 under the CBCA. On April 30, 2008, Helix further amalgamated, by way of short-form vertical amalgamation under the CBCA, with four wholly-owned subsidiaries. Helix is a biopharmaceutical company developing novel products for the treatment and prevention of cancer. Ongoing revenue consists of (i) product revenue including the distribution in Canada of Klean-Prep™ and (ii) royalty payments from Helsinn-Birex relating to its license of the Company’s Klean-Prep™ technology. The Company has also, in the past, earned contract revenue from research and development work performed for Apotex Inc. (“Apotex”). The Company does not anticipate earning any additional contract revenue as it currently has no existing plans to contract its research and development services out to third parties. Instead, the Company is focusing its resources on the development of its L-DOS47 and Topical Interferon Alpha-2b. To date, proceeds from the issuance of our common shares have primarily financed our research and development initiatives.

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

The Company conducts some of its own research and development activities through its laboratory facilities in Saskatoon, Saskatchewan, and Edmonton, Alberta, Canada. The Saskatoon facility is primarily dedicated to drug development with emphasis on quality control testing. The Edmonton facility is primarily dedicated to cancer drug discovery and research. In addition, the Company contracts specific projects with several universities and other third-party research and development organizations, as discussed in greater detail below under the heading “Royalty and In-licensing Commitments”.

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

We believe L-DOS47 is unique among cancer therapeutics currently on the market today because its pharmacological effect is based on a biochemical enzyme reaction, whereby the urease compound reacts with the naturally occurring urea in a continuous manner.

In addition, L-DOS47 is designed to act in a targeted manner, affecting lung cancer cells, of the adenocarcinoma type, preferentially over any other cells in the body. In order to do this, L-DOS47 applies a variation on a technology that has been used in medicines for many years. Specifically, the L-DOS47 drug molecule includes, in addition to the urease compound, a highly specialized single domain antibody, designed to identify an antigenic site predominantly associated with lung adenocarcinoma cells. The antibody was licensed from the NRC in 2005. See “Royalty and In-Licensing Commitments – License Agreement with National Research Council” below. A patent application in respect of the antibody has been filed in Canada, the United States and as a PCT filing.

Helix subsequently conducted a series of laboratory investigations that demonstrated the anti-cancer capabilities of the conjugated L-DOS47 drug product using lung cancer laboratory models. . Selected scientific findings from its pre-clinical in-vivo and in-vitro research and development work on DOS47™ were published in the Journal of Experimental Therapeutics and Oncology (Volume 5, Number 2, 2005, pp 93-99) and, in 2006, a poster presentation was given at the 5th Annual Congress on Recombinant Antibodies Conference in Zurich, Switzerland.

During fiscal 2007, Helix made significant progress in its preclinical development program for L-DOS47. Pharmacology studies were conducted in animals demonstrating that L-DOS47 inhibits the growth of tumors derived from a human lung adenocarcinoma cell line. In addition, pilot repeat-dose toxicology studies in primate and rodent species were conducted, through which L-DOS47 was well tolerated at doses within and above the dose range shown to be efficacious in the tumor growth inhibition studies. These findings are paramount in providing critical supportive evidence for IND/CTA filing.

In parallel with these studies, Helix advanced its scale-up manufacturing program in anticipation of furnishing product for future clinical testing. Helix signed an initial agreement with BioVectra, a division of Diagnostic Chemicals Limited, to manufacture L-DOS47 bulk drug product for human clinical testing, building upon preliminary work the Company had conducted together with a former manufacturing partner.

During fiscal 2008, Helix signed a second agreement with BioVectra to further advance GMP production of the L-DOS47 active drug substance to a scale that is suitable for human clinical testing. The agreement with BioVectra has no fixed term. The agreement is designed to provide the Company with sufficient L-DOS47 bulk drug product to initiate the Company’s planned Phase I/II clinical trial. The total cost to the Company of services rendered and equipment provided under the agreement was estimated to be up to $2 million in the aggregate in respect of current contracted amounts of product, which has now substantially been paid. It is expected that the Company will require additional quantities of product to complete the planned Phase I/II study. Helix may terminate the agreement at any time on ninety (90) days’ notice. In addition, either party may terminate the agreement with BioVectra (i) due to an uncured material breach of the other party, (ii) within certain timelines in respect of a force majeure event which affects the other party’s performance, (iii) in respect of the other party’s insolvency, including certain compromises with creditors, or (iv) on the other party’s dissolution or ceasing to carry on business.

Also during fiscal 2008, a process for vialing L-DOS47 in a lyophilized (i.e. freeze-dried) format was developed through the services of KBI and the Company subsequently identified a fill finish solution provider, CBL, for the purposes of vialing bulk drug product for human clinical testing. Jack M. Kay, a director of Helix, is also a director of Cangene Corporation, the parent company of CBL.

During fiscal 2009, Helix completed further animal pharmacology and primate repeat-dose toxicology studies employing the services of Charles River Laboratories. As well, Helix continued to advance its scale-up, GMP manufacturing program at BioVectra and CBL, together with the analytical support of KBI, including the production of GMP engineering batches of L-DOS47. Also during fiscal 2009, Helix conducted a pre-IND meeting with the FDA through which it has gained information pertaining to FDA’s Phase I IND submission requirements for L-DOS47. Based on the pre-IND meeting stipulations, Helix has planned the remaining activities through to compiling and filing its planned U.S. Phase I and Polish Phase I/II regulatory dossiers. These activities will include, but not be limited to: (i) completion of definitive, GLP, rodent and primate, repeat-dose toxicology studies; (ii) development of additional drug substance and drug product quality control assays; (iii) the manufacture of the initial GMP clinical batch of L-DOS47; (iv) obtaining several months of real-time stability data on the product; (v) the development of the necessary clinical testing framework including study design and documentation development; and (vi) hiring the necessary contract research organizations and study support resources to execute the studies once approved. While all activities leading up to the planned U.S. Phase I and Polish Phase I/II regulatory dossier filings are progressing, the Company recently had to reject an initial GMP clinical batch due to a deviation from its established manufacturing process that caused suspected contamination during the fermentation production step. Production of the required GMP clinical batch is now scheduled to be completed by the end of the Company’s second quarter of fiscal 2010 to be followed by stability testing. The Company previously expected to file its Phase I/II regulatory dossiers before the end of its second quarter of fiscal 2010, however based on the estimated delay for completing the remaining program activities and assuming successful and timely completion of these activities, the Company now expects its U.S. Phase I and Polish Phase I/II IND/CTA filings to occur in its fourth quarter of fiscal 2010.  Achieving this revised filing target will depend on the success of all of the other remaining activities described above that are necessary prior to compiling and filing these dossiers.

Helix’s objective for the commercialization of L-DOS47 is to enter into a strategic alliance with an appropriate pharmaceutical company at some point in the future. Before doing so, Helix plans to endeavor to generate value-adding clinical findings demonstrating the safety and efficacy of L-DOS47 in patients.

Conducting the U.S. Phase I and Polish Phase I/II clinical trials will require substantial funding beyond the Company’s current resources, for which the Company continues to seek additional capital. See ITEM 5.B - Liquidity and Capital Resources.

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

According to the American Cancer Society, lung cancer is one of the most common forms of cancer and is the leading cause of death due to cancer in men and the second leading cause of death due to cancer in women. The American Cancer Society has published that there were 215,020 new cases of lung cancer and 161,840 deaths due to lung cancer in 2008. According to the American Lung Association, more people die each year of lung cancer than of colon, breast, and prostate cancers combined.

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

Topical Interferon Alpha-2b

Helix is developing Topical Interferon Alpha-2b for the treatment of low-grade cervical lesions and AGW caused by HPV infections. HPV is one of the most common sexually transmitted infections, causing AGW, cervical dysplasia and linked to the development of a variety of cancers. According to the Centers for Disease Control and Prevention (the “CDC”), more than 50 percent of sexually active men and women in the United States will acquire a genital HPV infection at some point in their lives. There are currently approximately 20 million people in the United States infected with HPV, with more than six million new cases arising each year. According to the CDC, by age 50, at least 80% of women will have acquired a genital HPV infection.

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

License fees

$250,000                        Exercise of option (within sixty (60) days of phase III completion)
$500,000                        NDA filing in the U.S. for Primary Indication
$500,000                        HRD filing in the EU for Primary Indication
$2 million                      NDA approval in the U.S. for Primary Indication
$1 million                      HRD approval in the EU for Primary Indication
$2 million                      NDA approval in the U.S. for Secondary Indication
$1 million                      HRD approval in the EU for Secondary Indication
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

Topical Interferon Alpha-2b (Cervical dysplasia / LSIL Indication)

Since establishing the agreement with Schering-Plough, Helix has conducted a comprehensive work program with its Topical Interferon Alpha-2b.

In November 2004, the Company commenced a Phase II clinical study at a university in Germany and on June 2, 2005, opened an additional two clinical studies in Berlin.

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

Based on these findings, Helix plans to progress to large, randomized, placebo-controlled double-blind studies, so as to evaluate the product in an expanded patient population in patients with low-grade cervical lesions. Through the course of Helix’s interactions with opinion leaders and regulators in the field of women’s health while developing its Topical Interferon Alpha-2b product candidate, it has continually refined its clinical trial designs and target patient population for the clinical testing of this therapy. For the purposes of its planned U.S. Phase II/III and European Phase III IND/CTA filings, as confirmed via its recent FDA pre-IND meeting, Helix plans to study patients with HPV-positive low-grade cervical lesions, comprising a LSIL finding on Pap smear testing combined with a CIN1 or CIN2 finding on colposcopy.

Helix’s objective is to perform two parallel confirmatory pivotal efficacy trials, requiring approximately 400 patients per trial over a two-year period, intended to support marketing authorizations. Building upon the completed German Phase II trial, Helix is pursuing a Phase II/III designation for the U.S. trial, since there has not been any previous clinical experience with the product in North America, and a Phase III designation for the European trial. Helix intends to conduct the European trial at centers in Germany and Austria, and has completed a scientific advice meeting with the German regulatory authority, at which Helix obtained guidance concerning the Phase III CTA preparation and submission requirements for Topical Interferon Alpha-2b. Helix has also completed a pre-IND meeting with the FDA in preparation for its planned U.S. Phase II/III filing, through which further IND preparation and submission guidance was obtained for this product candidate. Based on its consultation with the regulatory authorities, Helix has planned the remaining activities through to compiling and filing its planned U.S. and European regulatory dossiers. These activities will include, but not be limited to: (i) assessing the data from a minimum of the first 12 patients and, if these results indicate further data is needed, a currently planned maximum of 28 patients completing its ongoing Phase II pharmacokinetic study; (ii) completion of its ongoing 100 Kg GMP scale-up engineering batch manufacturing program at CPL; (iii) the development of the necessary clinical testing framework including study design and documentation development; and (iv) hiring the necessary contract research organizations and study support resources to execute the studies once approved.

While the Company’s Phase II pharmacokinetic study is progressing, the rate of enrollment has been slower than originally expected.  In order to enhance the patient recruitment rate, the Company intends to open additional clinical sites during the Company’s second quarter of fiscal 2010, assuming the patient recruitment rate improves as planned, Helix now expects it will take until the end of its third quarter of fiscal 2010 for the minimum planned number of patients (12 patients) to complete the study, and up to the end of its first quarter of fiscal 2011 for the maximum currently planned number of patients (28 patients) to do so.

On June 15, 2009, Helix had announced that its U.S. IND filing was not expected before the end of Helix’s fiscal 2010 first quarter ending October 31, 2009.  Given the anticipated timelines associated with completing  remaining pre-filing activities, Helix now projects that its U.S. Phase II/III IND filing will occur, at the earliest, in its fourth quarter of fiscal 2010. Although the timing of filing the European CTA for its corresponding confirmatory Phase III trial has not yet been established, it is not expected to precede the filing of its planned U.S. Phase II/III IND.

Helix has entered into an agreement with a U.S. contract manufacturing organization, CPL, to scale-up the Topical Interferon Alpha-2b GMP production process to a 100 Kg batch manufacturing scale as a level it has deemed suitable for the planned U.S. Phase II/III and European Phase III trials. Pursuant to this agreement, CPL is to provide the Company with batches of Topical Interferon Alpha-2b for use in clinical trials. Prices are on a per-batch basis. As this agreement is intended to continue after the Phase II/III and Phase III trials currently contemplated, it is not possible for Helix to estimate the total amount it will ultimately pay to CPL. Helix may terminate the agreement at any time on ninety (90) days’ notice. In addition, either party may terminate the agreement (i) due to an uncured material breach of the other party, (ii) within certain timelines in respect of a force majeure event which affects the other party’s performance, (iii) in respect of the other party’s insolvency, including certain compromises with creditors, or (iv) on the other party’s dissolution or ceasing to carry on business.

As previously described, Helix projects that its parallel confirmatory efficacy trials for Topical Interferon Alpha-2b will require approximately a two- year period to complete, followed thereafter by the preparation and filing of marketing applications. The Company does not currently have an estimated timeline for commencement or completion of these trials.  Conducting these trials will require substantial funding beyond the Company’s current resources, for which the Company continues to seek additional capital. See ITEM 5.B - Liquidity and Capital Resources.

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

The Phase II clinical trial of Topical Interferon Alpha-2b is of a multi-center, double blind, randomized placebo-controlled trial design. This trial involves a team of investigators across multiple centers with expected enrollment of 120 patients, comparing treatment to placebo over an examination span of four-months per patient. Helix has previously announced that this clinical trial was progressing at a slower pace than originally anticipated due to a lower than expected patient enrollment rate. Helix received approval in fiscal 2008 by the MPA for a clinical protocol amendment with a view to improving the enrollment rate. In addition, Helix received approval in fiscal 2009 from German regulators to open approximately ten additional study centers, so as to attract further patients to the trial. Helix has also signed an agreement with a prominent German dermatologist, Professor Dr. med. Eggert Stockfleth of the Department of Dermatology, Skin Cancer Center Charité, Universitätsmedizin Berlin, to act as the German coordinating investigator overseeing the German study activities. In light of these improvement measures, the patient recruitment rate has increased significantly such that enrollment is on track for completion by or around the end of the Company’s first quarter of fiscal 2010 in June 2009.

The Company expects that it will need to conduct larger, double-blind trials, the timing of which have not yet been established, beyond the trial currently underway before seeking marketing authorizations for the AGW therapeutic indication. To this end, Helix is awaiting the results from the ongoing Phase II AGW trial prior to initiating further development plans for this indication.

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

Helix believes that the main products which may offer noteworthy competition for Topical Interferon Alpha-2b as a treatment for cervical and ano-genital HPV infections are emerging HPV vaccines. Companies such as Merck and Co. (“Merck”) and GlaxoSmithKline Inc. (“Glaxo”) have developed vaccines that are designed to protect against infection from several specific subtypes of HPV. Merck’s product, Gardasil®, has received marketing approval in the United States and several other countries and is already being sold. Glaxo’s product, Cervarix®, has been launched in Europe and recently received approval in the United States. Merck is also developing a new broad spectrum HPV vaccine, V502, which is presently under Phase II clinical development.

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

Revenue Generating Activities

Our total revenues by category, as well as selected information regarding our largest customer, are as follows:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
Product Revenue	$3,244,000	$2,952,000	$2,764,000
License Fees and Royalty Revenue	597,000	639,000	512,000
Research and Development Contract Revenue	0	0	148,000
Total Revenue	$3,841,000	$3,591,000	$3,424,000

Percentage of revenue generated by two largest customers (1)	50%	55%	46%
Percentage of accounts receivable owed from two largest customers	19%	33%	29%

(1) The Company’s two largest customer are Helsinn-Birex Pharmaceuticals Ltd. (“Helsinn”), a subsidiary of Helsinn Healthcare SA, a Swiss company and McKesson Corp. (“McKesson”).

Our total revenues by geographic location are as follows:

Revenue (percentage of total revenues)	Fiscal 2009	Fiscal 2008	Fiscal 2007
Product Revenue	$3,244,000	$2,952,000	$2,764,000
Canada	94%	94%	94%
Europe	0%	0%	0%
United States	6%	6%	6%

License Fees and Royalty Revenue	$597,000	$639,000	$512,000
Canada	0%	0%	0%
Europe	85%	84%	100%
United States	15%	16%	0%

Research and Development Contract Revenue	$0	$0	$148,000
Canada	0%	0%	100%

Total Revenue	$3,841,000	$3,591,000	$3,424,000
Canada	80%	77%	80%
Europe	13%	15%	15%
United States	7%	8%	5%

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

Product revenue in fiscal 2009 totaled $3,244,000 and represents an increase of $292,000 or 9.9% when compared to product revenue in fiscal 2008 of $2,952,000. Product sales of Orthovisc® grew significantly in fiscal 2009.

Product revenue in fiscal 2008 totaled $2,952,000 and represents an increase of $188,000 or 6.8% when compared to product revenue in fiscal 2007 of $2,764,000. Product sales of Klean-Prep™ continued to grow in fiscal 2008 and were more than offset by lower sales of Orthovisc® in Canada.

In February 2004, the Company signed a five year extension of its exclusive distribution agreement with Anika Therapeutics for the distribution of Orthovisc® in Canada. Subsequent to July 31, 2009, the contract was extended to March 31, 2011. In August 2009, Anika Therapeutics received marketing approval from Health Canada to market Monovisc®, for which the Company will also have exclusive distribution rights in Canada.

The Company’s contract with Newport Pharmaceuticals for the distribution of Imunovir™ in Canada was verbally renewed in December of 2003. Revenues from Imunovir™ represent approximately 7.0% of product revenue. Either party may terminate this agreement at any time. The Company is currently in discussion with Newport Pharmaceuticals to complete a written contract as it relates to the distribution of Imunovir™ in Canada.

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

Product Revenue

In February 2004, the Company signed a five (5) year extension of its exclusive distribution agreement with Anika Therapeutics for the distribution of Orthovisc® in Canada. Subsequent to July 31, 2009, the contract was extended to March 31, 2011. In August 2009, Anika Therapeutics received marketing approval from Health Canada to market Monovisc®, for which the Company will also have exclusive distribution rights in Canada.

Revenue is expected to increase marginally in the foreseeable future. The Company continues to actively pursue new product opportunities. Some capacity currently exists for the addition of new products within the existing infrastructure without the need to incur additional fixed costs. All product revenue is generated from sales to third-party customers.

The Company’s revenues by product, licensee fees and royalties, and research and development contract revenue are as follows:

Product	Fiscal 2009	Fiscal 2008	Fiscal 2007
Orthovisc - $'s	1,625,000	1,373,000	1,521,000
Orthovisc - %	42.3%	38.2%	44.4%
Klean-Prep - $'s	1,252,000	1,251,000	939,000
Klean-Prep - %	32.6%	34.8%	27.4%
Immunovir - $'s	243,000	194,000	198,000
Immunovir - %	6.3%	5.4%	5.8%
Normacol - $'s	200,000	158,000	132,000
Normacol - %	5.2%	4.4%	3.9%
Returns, Discounts & Allowances - $'s	(76,000)	(24,000)	(26,000)
Returns, Discounts & Allowances - %	-2.0%	-0.6%	-0.8%
Total - $'s	3,244,000	2,952,000	2,764,000
Total - % of total revenue	84.5%	82.2%	80.7%

Licensee Fees and Royalties
Klean-Prep - $'s	508,000	538,000	512,000
Klean-Prep - %	13.2%	15.0%	15.0%
Biochip Technology - $'s	89,000	101,000	-
Biochip Technology - %	2.3%	2.8%	0.0%
Total - $'s	597,000	639,000	512,000
Total - % of total revenue	15.5%	17.8%	15.0%

Research and Development Contract Revenue
Research and development - $'s	-	-	148,000
Research and development - %	0.0%	0.0%	4.3%
Total - $'s	-	-	148,000
Total - % of total revenue	0.0%	0.0%	4.3%

Total - $'s	3,841 ,000	3,591,000	3,424,000
Total - % of total revenue	100.0%	100.0%	100.0%

International Licensing

Klean-Prep™

The Company licenses its proprietary gastro-intestinal lavage product, Klean-Prep™ to Helsinn. The license agreement extends to December 31, 2016, and grants Helsinn the right to sell Klean-Prep™ in all countries of the world, excluding the United States and Canada. The Company earns royalties on the sale of Klean-Prep™, which is sold internationally in over 25 countries.

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

Lumera terminated the sub-license effective December 19, 2008, and paid the required termination payment of US$75,000. As the Company is focusing on the development of its L-DOS47 and Topical Interferon Alpha-2b drug candidates it does not intend to further develop its biochip technology. The Company has since terminated its license of molecular sensing technology with the University of Alberta and McGill University.

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

Royalty and In-licensing Commitments

License Agreement with National Research Council

Helix announced on May 2, 2005 that it had begun to develop its lung cancer-specific drug compound L-DOS47. For this purpose, Helix entered into a worldwide exclusive license with the NRC, through which it obtained the right to combine an antibody that specifically binds to lung adenocarcinoma cells with minimal cross reactivity to other tissues with Helix’s DOS47™ technology. Unless earlier terminated pursuant to the license agreement, the license terminates when the last patent right related to the licensed technology expires, on a country-by-country basis. The Company is required to pay a royalty of 3% of net sales, with a minimum royalty of $10,000 per year. The Company is also required to make certain milestone payments as follows: $25,000 upon successful completion of Phase I clinical trials; $50,000 upon successful completion of phase IIb clinical trials; $125,000 upon successful completion of phase III clinical trials; and $200,000 upon receipt of market approval by a regulatory authority. A patent application in respect of the antibody has been filed in Canada, the United States, and as a PCT filing. See Research and Development Activities – L-DOS47 above.

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

Included in the products subject to the foregoing 2% royalty are PGE1, Alpha Interferon, Gamma Interferon, Acyclovir, Corticosteroids, Methotrexate, Minoxidil, Miconazole, and Tetracycline. Accordingly, any future revenue generated through the commercialization of Topical Interferon Alpha-2b will also be subject to this royalty. The royalty agreement expires on March 27, 2017. See ITEM 7.B – Related Party Transactions below for additional information regarding Dr. Foldvari.

Other Agreements

In addition to the foregoing, the Company also has:

•
payment commitments to the University of Saskatchewan Technologies Inc. in respect of the licensing or sale by the Company of any prospective products which utilize the Biphasix™ technology and contain prostaglandin E1. The Company does not currently contemplate developing any such products;

•
an agreement dated July 10, 2000, pursuant to which the Company pays a sliding scale percentage based fee to RFB Associates (“RFB”) in the event a healthcare acquisition or product license is consummated between the Company and a company introduced by RFB. As a result of introducing the Company to Anika Therapeutics which resulted in the finalizing of an in-license arrangement for the rights to distribute Anika Therapeutics’ product in Canada, the company pays RFB a percentage based fee. The fee is 5% of the consideration paid to Anika Therapeutics by the Company, up to and including $1,000,000; plus 4% in excess of $1,000,000 and up to $2,000,000; plus 3% in excess of $2,000,000 and up to $3,000,000; plus 2% in excess of $3,000,000 and up to $4,000,000; plus 1% in excess of $4,000,000. The agreement is subject to a minimum royalty of $25,000 and can be terminated by either party on 30 days prior notice except for any fees associated to an arrangement which was previously consummated;

•
a License Agreement with the University of Alberta respecting certain heterodimer technology, provided, however, due to the Company’s current focus on L-DOS47 and Topical Interferon Alpha-2b, the Company is currently assessing the status of this agreement;

•
a Research Agreement with the NRC for research and development pertaining to the Company’s heterodimer technologies, pursuant to which the Company is committed to a 1% royalty on sales revenue from all licensed products and services to the NRC. The Company has requested that this agreement be terminated; and

•
a Royalty Sharing Agreement dated September 24, 1998 with the Vaccine and Infectious Disease Organization (“VIDO”). The agreement with VIDO applies to those patents and other intellectual properties, which the parties agree, may be made subject to the agreement from time to time. VIDO will have the right to exploit such property in the animal health care industry, and the Company will have the right to exploit such property in the human health care industry, with each party having the right to receive one-third of the license fees, royalties or other revenue generated from the area exploited by the other. In the case of direct product sales made by the Company or VIDO, the other party will be entitled to a royalty on the net sales revenue received by the selling party, at a royalty rate to be negotiated. As no intellectual property has been made subject to the agreement with VIDO, Helix is in the process of reviewing the status of this agreement.

The Company’s previous license agreement with the University of Alberta and McGill University with respect to a portion of the biochip technology was terminated by agreement of the parties subsequent to the Company’s last fiscal year, in October, 2009.

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

The activities which are typically completed prior to obtaining approval for marketing in North America may be summarized as follows:

Pre-clinical studies: Conducted in the laboratory using animal models to gain data on the efficacy and metabolism of the therapeutic as well as to identify potential safety issues.

Filing of an IND: The pre-clinical results are submitted to the FDA, TPD, or other applicable regulatory body, for approval prior to testing in humans.

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

Additional government regulation

In addition to the governmental approvals required in connection with the development of new drugs, government regulation requires detailed inspection and control of research and laboratory procedures, clinical studies, manufacturing procedures and marketing and distribution methods, all of which significantly increases the level of difficulty and the costs involved in obtaining and maintaining the regulatory approval for marketing new and existing products. Moreover, regulatory measures adopted by governments provide for possible withdrawal of products from the market and suspension or revocation of the required approvals for their production and sale in certain exceptional cases. See ITEM 3.D – Risk Factors – The marketability of the Company’s products may be affected by delays and the inability to obtain necessary approvals, and following any market approval, the Company’s products will be subject to ongoing regulatory review and requirements which may continue to affect their marketability.

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

The Company currently owns or has licensed 18 U.S. patents, of which 7 are in respect of the Biphasix™ technology, 2 are in respect of the DOS47™ technology, and the remaining are with respect to other technology not currently under development by Helix. The Company also has several more patent applications pending in the United States, including one provisional patent application that Helix filed in 2007 with a view to further strengthening its patent portfolio for Topical Interferon Alpha-2b, specifically for the cervical LSIL indication. The Company files its patent applications in the United States along with corresponding PCT Filings to further international patent protection.  The Company has also licensed a patent application from NRC for the L-DOS47 antibody.  See Item 4B - Important Business Developments - License Agreement with National Research Council.

In the case of Topical Interferon Alpha-2b, 3 patents are scheduled to expire in 2013. While the Company made a provisional patent application with the U.S. Patent and Trademark Office in 2007 with a view to further strengthening its patent portfolio for Topical Interferon Alpha-2b, such patent may not be issued. The failure of such patent to be issued may adversely affect the further development of Topical Interferon Alpha-2b, including by reason of the possibility that Schering-Plough may determine not to provide the Company with further quantities of interferon alpha-2b beyond the quantity originally agreed to, and/or may determine not to exercise its option to obtain a worldwide, exclusive license to make, have made, export, use, offer for sale and sell pharmaceutical products containing alpha interferon in combination with the Biphasix™ Technology.

See also ITEM 3.D – Risk Factors.

4.C.  Organizational Structure

The Company was amalgamated on July 31, 1995 under the CBCA. As of April 30, 2008, the Company reorganized its corporate structure. As a result, the Company currently has the following wholly-owned subsidiaries:

Company	Date of Incorporation	Jurisdiction	Ownership
Intercon Pharma Limited	July 31, 1986	Ireland	100% by Helix BioPharma Corp
Helix Product Development (Ireland) Limited	March 24, 2004	Ireland	100% by Intercon Pharma Limited
Helix BioPharma Inc.	December 4, 2000	Delaware	100% by Helix BioPharma Corp

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

The Company leases 8,400 sq. ft. of laboratory premises located in Saskatoon, Saskatchewan under a lease that was recently renewed and expires on January 31, 2011. The laboratory is currently being used for the further development of Topical Interferon Alpha-2b.

The Company leases approximately 4,155 sq. ft. in Edmonton, Alberta under a new lease arrangement that expires on June 30, 2014. These premises house the Company’s oncology research laboratory.

The Company has no manufacturing capacity.

The Company believes that its existing facilities are adequate to meet its needs for the foreseeable future.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of Helix for the years ended July 31, 2009, 2008 and 2007 and the accompanying notes thereto, which have been prepared in accordance with Canadian GAAP.

5.A.  Operating Results

Overview

Helix BioPharma Corp. is a Canadian biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing products for the treatment and prevention of cancer based on its proprietary technologies. Helix’s product development initiatives include its L-DOS47 and Topical Interferon Alpha-2b new drug candidates. Our research and development activities are currently being financed primarily by the issuance of our common shares. Ongoing revenue consists of (i) product revenue including the distribution in Canada of Klean-Prep™ and Orthovisc® and (ii) royalty payments from Helsinn-Birex relating to its license of the Company’s Klean-Prep™ technology.

As the majority of the Company’s resources are focused on two emerging drug products in the development stage, the Company expects to incur additional losses for the foreseeable future and will require additional financial resources. The continuation of the Company’s research and development activities and the commercialization of its products is dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis. It is not possible to predict the outcome of future research and development activities or the financing thereof. If the Company is unable to raise additional funds, there is substantial doubt about its ability to continue as a going concern and realize our assets and pay our liabilities as they become due. On September 8, 2009, the Company completed a private placement, issuing 6,625,000 units at $2.05 per unit, for approximate net proceeds of $11.7 million. The Company’s management believes that the Company’s current level of cash and cash equivalents will be sufficient to execute the Company’s currently planned expenditures for the next twelve months. See ITEM 5.B -Liquidity and Capital Resources below.

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

Impairment of Long-Lived Assets

The Company’s long-lived assets include capital assets and intangible assets with finite lives. The Company considers a two-step process to determine whether there is impairment of long-lived assets held for use. The first step determines when impairment is recognized while the second measures the amount of the impairment. An impairment loss is recognized when the carrying amount on a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. To test for a measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s property and/or equipment acquired are impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial position and results of operations. Intangible asset write-downs during the 2009, 2008 and 2007 fiscal years totaled $98,000, $0 and $1,332,000, respectively.

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

Selected Annual Data

The data below is presented in accordance with Canadian GAAP and refers to Canadian Dollars, in thousands, except for share and per share data.

	Year Ended July 31, 2009	Year Ended July 31, 2008	Year Ended July 31, 2007
Statement of Operations:
Revenue
Product Revenue	$3,244	$2,952	$2,764
License Fees and Royalties	597	639	512
Research and Development Contracts	-	-	148
Total Revenues	3,841	3,591	3,424

Expenses
Cost of Sales	1,516	1,239	1,139
Research and Development	10,322	5,064	4,116
Operating, General and Administration	3,917	3,948	3,570
Sales and marketing	969	809	848
Amortization of Intangible Assets	12	16	159
Amortization of Capital Assets	274	254	287
Stock-Based Compensation	1,023	44	47
Interest Income, Net	(339)	(645)	(496)
Foreign Exchange Loss (Gain)	133	(327)	(9)
Impairment of Intangible Assets	98	-	1,332
Total Expenses	17,925	10,402	10,993

Loss Before Income Taxes	(14,084)	(6,811)	(7,569)
Income Taxes	(18)	(153)	(105)
Net Loss for the Period	(14,102)	(6,964)	(7,674)
Basic and Diluted Loss Per Share	(0.27)	(0.16)	(0.22)
Weighted Average Number of Shares Outstanding	52,001,636	42,469,362	35,615,335

Balance Sheet:
Working Capital	15,296	19,166	11,468
Shareholders Equity	17,063	20,522	12,734
Capital Stock	81,576	71,964	57,350
Total Assets	19,319	21,666	14,273

The data below is presented in accordance with U.S. GAAP and refers to Canadian Dollars, in thousands, except for share and per share data.

	Year Ended July 31, 2009	Year Ended July 31, 2008	Year Ended July 31, 2007
Statement of Operations:
Revenue
Product Revenue	$3,244	$2,952	$2,764
License Fees and Royalties	597	639	512
Research and Development Contracts	-	-	148
Total Revenues	3,841	3,591	3,424

Expenses
Cost of Sales	1,516	1,239	1,139
Research and Development	10,322	5,064	4,360
Operating, General and Administration	3,917	3,948	3,570
Sales and marketing	969	809	848
Amortization of Intangible Assets	12	16	12
Amortization of Capital Assets	274	254	287
Stock-Based Compensation	1,023	44	47
Interest Income, Net	(339)	(645)	(496)
Foreign Exchange Loss (Gain)	133	(327)	(9)
Impairment of Intangible Assets	98	-	-
Total Expenses	17,925	10,402	9,758

Loss Before Income Taxes	(14,084)	(6,811)	(6,334)
Income Taxes	(18)	(153)	139
Net Loss for the Period	(14,102)	(6,964)	(6,195)
Basic and Diluted Loss Per Share	(0.27)	(0.16)	(0.17)
Weighted Average Number of Shares Outstanding	52,001,636	42,469,362	35,615,335

Balance Sheet:
Working Capital	15,296	19,166	11,468
Shareholders Equity	17,063	20,522	12,882
Capital Stock	81,576	71,964	57,350
Total Assets	19,319	21,666	14,421

Revenue

Revenue consists of:

•	product revenue, including the distribution in Canada of Klean-Prep™ and Orthovisc®;

•	royalty payments from Helsinn relating to its license of the Company’s Klean-Prep™ technology; and

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

Our total revenues by category are as follows:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
Product Revenue	$3,244,000	$2,952,000	$2,764,000
License Fees and Royalty Revenue	597,000	639,000	512,000
Research and Development Contract Revenue	0	0	148,000
Total Revenue	$3,841,000	$3,591,000	$3,424,000

Percentage of revenue generated by two largest customer	50%	55%	46%

Product Revenue

Product revenue has remained consistent over the last three fiscal years with moderate growth. Product revenue consists mainly of revenue from the sale in Canada of Klean-Prep™ and Orthovisc®.

License Fees and Royalties

License fees and royalties consist of fees received from Helsinn-Birex pursuant to a license agreement granting Helsinn-Birex the right to sell Klean-Prep™ and fees received from Lumera pursuant to an exclusive sub-license agreement with respect to our biochip technology.

The Company’s license arrangement with Lumera provided for certain minimum royalty payments, which were received by the Company in the third quarter of fiscal 2008. Lumera terminated this sub-license agreement effective December 19, 2008.

Research and Development Contracts

Research and development contract revenue consists of payments made to the Company, with respect to third-party typical formulation work on a fee-for-service basis. The Company currently does not have plans to contract our research and development services to others and is focusing its resources on the development of L-DOS47 and Topical Interferon Alpha-2b.

Our total revenues by geographic location are as follows:

Revenue (percentage of total revenues)	Fiscal 2009	Fiscal 2008	Fiscal 2007
Product Revenue	$3,244,000	$2,952,000	$2,764,000
Canada	94%	94%	94%
Europe	0%	0%	0%
United States	6%	6%	6%

License Fees and Royalty Revenue	$597,000	$639,000	$512,000
Canada	0%	0%	0%
Europe	85%	84%	100%
United States	15%	16%	0%

Research and Development Contract Revenue	$0	$0	$148,000
Canada	0%	0%	100%

Total Revenue	$3,841,000	$3,591,000	$3,424,000
Canada	80%	77%	80%
Europe	13%	15%	15%
United States	7%	8%	5%

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

In February 2004, the Company signed a five year extension of its exclusive distribution agreement with Anika Therapeutics for the distribution of Orthovisc® in Canada. Subsequent to July 31, 2009, the contract was extended to March 31, 2011. In August 2009, Anika Therapeutics received marketing approval from Health Canada to market Monovisc®, for which the Company will also have exclusive distribution rights in Canada.

The Company’s contract with Newport Pharmaceuticals for the distribution of Imunovir™ in Canada was verbally renewed in December of 2003. The Company is currently in the process of formalizing a written agreement with Newport Pharmaceuticals. Revenues from Imunovir™ represent approximately 6.0% of product revenue. Either party may terminate this agreement at any time.

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

For L-DOS47, Helix has commenced expanded animal testing and is currently in the process of developing clinical testing protocols so as to satisfy IND regulatory filing requirements and from there intends to seek approval from regulators in the U.S and Poland to commence Phase I and Phase I/II clinical studies, respectively, with the product.

For Topical Interferon Alpha-2b, the Company is working on two HPV-induced indications: low-grade cervical lesions and AGW. As it relates to the cervical indication, the Company plans to progress to large, randomized, vehicle-controlled double-blind studies, so as to evaluate the product in an expanded patient population. Helix is therefore preparing for both an IND and a CTA filing in the United States and Europe respectively. Helix’s objective is to perform two parallel confirmatory pivotal efficacy trials, requiring approximately 400 patients per trial over a two-year period, intended to support marketing authorizations. With respect to AGW, a Phase II trial is ongoing at centers in Sweden and Germany, with a view to completing patient enrollment by the end of Helix’s first quarter of fiscal 2010.

Operating, General and Administrative Costs

Operating, general and administrative costs consist of administrative wages, audit and consultancy services, insurance, and costs associated with being a public company.

Sales and Marketing:

Sales and marketing expenses consist of sales related wages, commissions and marketing, advertising and promotion, regulatory fees and quality compliance associated with the Company’s product distribution business in Canada.

Amortization of Intangible and Capital Assets

Amortization of intangible assets consists of capitalized patents. Amortization of capital assets consists of normal amortization charges for furniture, scientific equipment and computers.

Stock-Based Compensation

Stock-based compensation expense consists of the ongoing amortization of compensation costs of stock options granted on June 30, 2005 and December 17, 2008, over the course of their vesting period. The June 30, 2005 stock options were fully vested by the end of fiscal 2008.

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

Our revenues per quarter for the previous three fiscal years are as follows:

Revenue	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009	$1,119,000	$863,000	$924,000	$935,000
Fiscal 2008	$885,000	$791,000	$1,018,000	$897,000
Fiscal 2007	$826,000	$892,000	$864,000	$842,000

The Company has generated revenues principally from two sources: product sales; and license fees and royalties. Until the third quarter of fiscal 2007, the Company also generated revenues from contract research and development.

Revenue over the last twelve fiscal quarters has been relatively stable except for the increase in the third quarter of fiscal 2008 and the first quarter of fiscal 2009. In the third quarter of fiscal 2008, the Company received a minimum royalty payment of US$100,000 from Lumera Corporation and in addition experienced higher sales of Klean-PrepTM in Canada. In the first quarter of 2009, the Company received a final payment from Lumera Corporation of US$75,000 when it provided the Company with notice of termination of its sub-license agreement with the Company.

Product sales consist mainly of revenue from the sale in Canada of both Klean-PrepTM and Orthovisc®.

Our net earnings (loss) per quarter for the previous three fiscal years are as follows:

Net (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009	$(2,321,000)	$(4,252,000)	$(4,134,000)	$(3,395,000)
Fiscal 2008	$(1,644,000)	$(1,526,000)	$(1,139,000)	$(2,655,000)
Fiscal 2007	$(1,342,000)	$(1,900,000)	$(1,523,000)	$(2,909,000)

Up to and including the first quarter of fiscal 2009, quarterly net losses remained in the range between $1,139,000 and $2,909,000. The larger fourth quarter net loss in fiscal 2007 reflects a one-time write down of intellectual property. As of the fourth quarter of 2008 (and each subsequent quarter), the net losses mainly reflect higher research and development activities. In addition, the Company incurred various one time costs in the second and third quarters of fiscal 2009 associated with the Form 20-F registration statement which was filed with the U.S. Securities and Exchange Commission (the “SEC”).

Year Ended July 31, 2009 vs. Year Ended July 31, 2008

Results from Operations

The Company recorded a loss of $14,102,000 and $6,964,000, respectively, for the fiscal periods ended July 31, 2009 and 2008, for a loss per common share of $0.27 and $0.16, respectively.

The higher loss in fiscal 2009 mainly reflects higher research and development expenditures, stock-based compensation expense associated with stock options granted in the second quarter, lower interest income and a foreign exchange loss.

Revenues

Total revenues in fiscal 2009 were $3,841,000 and represent an increase of $250,000 or 7.0% when compared to total revenues in fiscal 2008 of $3,591,000. Product revenue contributed to the increase in revenue in fiscal 2009 when compared to fiscal 2008 and was offset slightly by a decrease in license fees and royalties.

Product Revenue

Product revenue in fiscal 2009 totalled $3,244,000 and represents an increase of $292,000 or 9.9% when compared to product revenue in fiscal 2008 of $2,952,000. Product sales of Orthovisc® grew in fiscal 2009 while Klean-Prep™ revenue remained relatively stable.

License Fees and Royalties

License fees and royalties in fiscal 2009 totalled $597,000 and represent a decrease of $42,000 or 6.6% when compared to fiscal 2008. The decrease reflects lower Klean-Prep™ royalty revenue from Helsinn-Birex which was offset by the final payment from Lumera Corporation of US$75,000 when it provided the Company with notice of termination of its sub-license agreement.

Cost of Sales

Cost of sales in fiscal 2009 and fiscal 2008 totalled $1,516,000 and $1,239,000, respectively. As a percentage of product revenues, cost of sales in fiscal 2009 and fiscal 2008 were 46.7% and 42.0%, respectively. In addition to some foreign exchange, cost of sales was also impacted by higher distribution costs. The increase in cost of sales on a percentage basis was mainly the result of lower average sales per units sold especially for Orthovisc®. Lower pricing was offered on Orthovisc® to assist in customer retention for a scheduled launch of a new, single injection product in the first quarter of fiscal 2010.

Research and Development

The following table sets forth the research and development expenditures for L-DOS47 and Topical Interferon Alpha-2b during fiscal 2009 and 2008:

Research/Development Expenditures	Fiscal 2009	Fiscal 2008
DOS47	$4,389,000	$2,876,000
Topical Interferon Alpha-2b	$5,933,000	$2,188,000
Total Research and Development Expenditures	$10,322,000	$5,064,000

Research and development expenditures in fiscal 2009 totalled $10,322,000 and represent an increase of $5,258,000 or 103.8% when compared to fiscal 2008. L-DOS47 and Topical Interferon Alpha-2b reflect an increase of 52.6% and 171.2%, respectively. The increase in research and development expenditures associated with L-DOS47 are primarily related to the scale-up manufacturing program and ongoing collaborative research initiatives in anticipation of furnishing product for future clinical testing. The increase in research and development expenditures associated with Topical Interferon Alpha-2b reflect the ongoing costs for the AGW Phase II clinical trial in Sweden and Germany in addition to scale-up manufacturing costs, preparatory work and start-up of the European Phase II pharmacokinetic study in patients with low-grade cervical lesions.

Research and development expenditures in fiscal 2010 are projected to increase in the range of 45% to 60% over such expenditures in fiscal 2009 as preparations continue for the planned IND/CTA filings for a U.S. Phase I clinical study and a Polish Phase I/II clinical study for L-DOS47 and a U.S. Phase II/III clinical trial and a European Phase III clinical trial for Topical Interferon Alpha-2b (low-grade cervical lesions indication).

Operating, General and Administration

Operating, general and administration expenses in fiscal 2009 totalled $3,917,000 and represent a decrease of $31,000 or 0.8% when compared to fiscal 2008. The operating, general and administration expenditures include one time costs associated with the filing of a Form 20-F registration statement with the SEC, which became effective during the third quarter of fiscal 2009. Other expenditures included in operating, general and administration expenditures are costs associated with the implementation of a new financial reporting system and expenditures associated with capital raising initiatives. Offsetting some of the aforementioned increases in expenditures are lower wages and benefits from the foregoing of accrued vacation days by management during the current fiscal year and lower wages and benefits due to a one-time charge relating to the resignation of the Company’s previous Chairman, and executive bonuses paid, in fiscal 2008.

Sales and Marketing:

Sales and marketing expenses in fiscal 2009 totalled $969,000 and represent an increase of $160,000 or 19.8% when compared to fiscal 2008. The increase mainly reflects higher sale agent commission resulting form higher product revenues along with increased advertising and promotional expenditures.

Amortization of Intangible and Capital Assets

Amortization of intangible assets in fiscal 2009 totalled $12,000 and represents a decrease of $4,000 when compared to fiscal 2008. The lower amortization expense of intangible assets was the result of the write-down of in tangible assets in the fourth quarter of fiscal 2009.

Amortization of capital assets in fiscal 2009 increased $20,000 when compared to fiscal 2008. The higher amortization expense of capital assets in fiscal 2009 is the result of higher capital acquisitions in the current fiscal year.

Stock-Based Compensation

Stock-based compensation expenses in fiscal 2009 totalled $1,023,000 and represent an increase of $979,000 when compared to fiscal 2008. The stock-based compensation expense in fiscal 2009 relates to the ongoing amortization of compensation costs of 2,070,000 stock options granted on December 17, 2008 over their vesting period. The stock options vested 25% on the date of grant and 25% at each anniversary date thereafter. The Company did not issue any stock options in fiscal 2008. The stock-based compensation expense for fiscal 2008 represents the ongoing amortization of compensation costs of stock options granted on June 30, 2005, over their vesting period.

Interest Income, Net

Interest income totalled $339,000 in 2009 and $645,000 in fiscal 2008. The decrease in interest income in fiscal 2009 reflects lower interest rates earned on deposits resulting from the global financial crisis.

Foreign Exchange Loss/Gain

The Company recorded a foreign exchange loss of $133,000 in fiscal 2009 and a foreign exchange gain of $327,000 in fiscal 2008. Foreign exchange losses mainly reflect the lower Canadian dollar exchange rate relative to the U.S. dollar with the largest impact related to the second and third quarters of fiscal 2009. Also impacting the foreign exchange loss in the year is the foreign currency translation of the Company’s integrated foreign operation in Ireland. The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euro dollars, which are used to fund clinical trials of Topical Interferon Alpha-2b in Europe.

Impairment of Intangible Assets

Impairment of intangible assets totaled $98,000 in fiscal 2009 and $nil in fiscal 2008. During the fourth quarter of fiscal 2009, the Company reviewed its capitalized intangible assets and determined that expected future cash flows may not exceed their carrying values. As a result, the carrying value of the related intellectual property became impaired and was written down.

Income Taxes

Income tax expenses totalled $18,000 in fiscal 2009 and $153,000 in fiscal 2008. Income taxes are attributable to the Company’s operations in Ireland.

Year Ended July 31, 2008 vs. Year Ended July 31, 2007

Results from Operations

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

Product Revenue

Product revenue in fiscal 2008 totalled $2,952,000 and represents an increase of $188,000 or 6.8% when compared to product revenue in fiscal 2007 of $2,764,000. Product sales of Klean-Prep™ continued to grow in fiscal 2008 and more than offset lower sales of Orthovisc® in Canada. Orthovisc® revenue now appears to be relatively stable.

License Fees and Royalties

License fees and royalties in fiscal 2008 totalled $639,000 and represent an increase of $127,000 or 24.8% when compared to fiscal 2007. The increase is mainly the result of a milestone payment from the sub-licensing arrangement of the Company’s biochip technology to Lumera Corporation. Subsequent to the end of fiscal 2008, Lumera provided notice of its termination of the sub-license agreement effective December 19, 2008 and paid the required termination payment of US$75,000.

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

Cost of Sales

Cost of sales in fiscal 2008 and 2007 totalled $1,239,000 and $1,139,000, respectively. As a percentage of product revenues, cost of sales in fiscal 2008 and 2007 were 42.0% and 41.2%, respectively. The Canadian dollar’s strength over the last three fiscal years has moderated in fiscal 2008 and was range bound during the year, reflecting slightly higher cost of sales.

Research and Development

The following table sets forth the research and development expenditures for L-DOS47 and Topical Interferon Alpha-2b during fiscal 2008 and 2007:

Research/Development Expenditures	Fiscal 2008	Fiscal 2007
DOS47	$2,876,000	$2,302,000
Topical Interferon Alpha-2b	$2,188,000	$1,814,000
Total Research and Development Expenditures	$5,064,000	$4,116,000

Research and development expenditures in fiscal 2008 totalled $5,064,000 and represent an increase of $948,000 or 23.0% when compared to fiscal 2007. L-DOS47 and Topical Interferon Alpha-2b reflect an increase of 24.9% and 20.6%, respectively. The increase in L-DOS47 research and development expenditures reflect advancing preclinical costs in preparation for pre-IND meetings and a Phase I IND filing which is anticipated to occur before July 31, 2009, being the end of the fourth quarter of fiscal 2009. The increase in research and development expenditures related to Topical Interferon Alpha-2b reflect additional costs of preparing to open additional sites in Germany for the AGW clinical trial and the expected Phase IIb/III IND/CTA filings for the LSIL clinical trial, anticipated to occur before the end of the fourth quarter of fiscal 2009.

Operating, General and Administration

Operating, general and administration expenses in fiscal 2008 totalled $3,948,000 and represent an increase of $378,000 or 10.6% when compared to fiscal 2007. Operating, general and administration expenses in fiscal 2008 reflect higher audit and consulting fees and a one time charge of $434,000 relating to the resignation of the Company’s Chairman. Offsetting these costs were lower legal fees associated with the January 2008 annual general meeting.

Sales and Marketing:

Sales and marketing expenses in fiscal 2008 totalled $809,000 and represent a decrease of $39,000 or 4.6% when compared to fiscal 2007. The decrease reflects lower advertising and promotions which were offset by higher product quality and compliance costs.

Amortization of Intangible and Capital Assets

Amortization of intangible assets in fiscal 2008 totalled $16,000 and represents a decrease of $143,000 when compared to fiscal 2007. Certain intangible assets were fully amortized in fiscal 2007 and prior years, resulting in the lower amortization expense in fiscal 2008 and on a forward-going basis. Intangible assets are amortized on a straight-line basis. Amortization of capital assets in fiscal 2008 decreased marginally when compared to fiscal 2007.

Stock-Based Compensation

Stock-based compensation expenses in fiscal 2008 totalled $44,000 and represent a decrease of $3,000 when compared to fiscal 2007. The Company did not issue any stock options in fiscal 2008 and the stock-based compensation expenses during the year represent the ongoing amortization of compensation costs of stock options granted on June 30, 2005, over their vesting period.

Interest Income, Net

Interest income totalled $645,000 in fiscal 2008 and $496,000 in 2007. The increase is primarily the result of higher on hand cash balances in fiscal 2008 versus fiscal 2007.

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

Income Taxes

Income tax expenses totalled $153,000 in fiscal 2008 and $105,000 in fiscal 2007. Income taxes are attributable to the Company’s operations in Ireland where royalty revenue remained flat on a year over year basis.

Recent Canadian Accounting Pronouncements

Effective August 1, 2008, the Company adopted the new accounting standards that were issued by The Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1400 “General standards on financial statement presentation”, Handbook Section 1506 “Accounting Changes”, Handbook Section 1535 “Capital Disclosures”, Handbook Section 3031 “Inventories”, Handbook Section 3862 “Financial Instruments – Disclosures” and Handbook Section 3863 “Financial Instruments – Presentation”

General Standards on Financial Statement Presentation

Section 1400 includes requirements to assess and disclose an entity’s ability to continue as going concern, as disclosed in note 2 of the consolidated financial statement. The adoption of this change did not have an impact on the Company’s consolidated financial statements.

Accounting Changes

Section 1506, Accounting Changes allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. In addition, Section 1506: requires changes in accounting policy to be applied retrospectively unless doing so is impracticable; requires prior period errors to be corrected retrospectively; and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The adoption of this standard did not have any impact on the Company's consolidated financial statements.

Capital Disclosures

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of information about: an entity’s objectives, policies and processes for managing capital; compliance with any capital requirements; and if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by Section 1535 in note 10 of the Company’s consolidated financial statements.

Inventories

Section 3031 introduces significant changes to measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost or net realizable value, the allocation of overhead based on normal capacity, the use of a specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, and the reversal of previous write-downs to net realizable value when there is subsequent increase in the value of inventories. Inventory carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. The Company’s cost of inventories is comprised of all laid down costs and are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. The Company adopted the standard on a prospective basis. This section did not have a material impact on the Company’s consolidated financial statements.

Financial Instruments

Section 3862 on Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation increase the emphasis on risk associated with both recognized and unrecognized financial instruments and how these risks are managed. Section 3863 replaces Section 3861, Financial Instruments – Disclosure and Presentation. The new disclosure requirements pertaining to these Sections are contained in note 11 of the consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC Abstract 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this change did not have an impact on the Company’s consolidated financial statements.

Recent U.S. Accounting Pronouncements

Fair Value Measurements

In September 2006, the FASB issued FASB Statement No. 157 (“SFAS 157”), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years, specifically August 1, 2008 for the Company. The adoption of SFAS 157 did not have any impact on the Company’s consolidated financial statements.

Fair Value Options

In February 2007, the FASB issued FASB Statement No. 159 (“SFAS 159”), The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis. SFAS 159 applies to all reporting entities, including not-for-profit organizations, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election. SFAS 159 is effective as of the beginning of an entity's first year that begins after November 15, 2007, specifically August 1, 2008 for the Company. The adoption of SFAS 159 did not have any impact on the Company’s consolidated financial statements.

Accounting for Advanced Payments and Development Activities

In June 2007, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 07-3, Accounting for Advance Payments for goods or Services to be Received for Use in Future Research and Development Activities (“EITF 07-3”). EITF07-3 provides clarification surrounding the accounting for non-refundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed. This issue is effective for fiscal years beginning after December 15, 2007, specifically August 1, 2008 for the Company. The adoption of EITF07-3 did not have any impact on the Company’s consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events (“SFAS 165”). SFAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. SFAS 165 sets forth:
•
The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;

•	The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and
•	The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

SFAS 165 is effective for the Company's fiscal year ending July 31, 2009. The adoption of SFAS 165 did not have any impact on the Company's consolidated financial statements.

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

At July 31, 2009, 2008 and 2007, the Company had cash and cash equivalents totaling $14,494,000, $19,057,000 and $11,379,000, respectively. The increase in cash and cash equivalents is the result of several private placements. In fiscal 2007, the Company completed a private placement issuing 3,650,000 units at $1.93 per unit, for gross proceeds of $7,044,500. Each unit consisted of one common share and one common share purchase warrant. The common share purchase warrants expired, unexercised on March 31, 2008. In fiscal 2008, the Company completed another private placement issuing 10,040,000 common shares at $1.68 per common share, for gross proceeds of $16,867,200. In fiscal 2009, the Company completed a private placement, issuing 6,800,000 units at $1.68 per unit, for gross proceeds of $11,424,000. Each unit consists of one common share and one-half common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.36 until October 1, 2011. Subsequent to the fiscal year ended July 31, 2009, the Company completed an additional private placement. On September 8, 2009, the Company completed a private placement, issuing 6,625,000 units at $2.05 per unit, for approximate net proceeds of $11.7 million.

At July 31, 2009, 2008 and 2007, the total number of common shares issued was 53,175,335, 46,375,335 and 36,335,335, respectively, and the Company’s working capital was $15,296,000, $19,166,000 and $11,468,000, respectively.

Based on our planned expenditures and assuming no unanticipated expenses, we estimate that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months.

The Company has no external sources of liquidity such as bank lines of credit. The Company will require future additional financing to carry out its business plan. The market for both debt and equity financings for companies such as Helix has always been challenging, and the global economic downturn and credit crisis have added further challenges. The failure to obtain financing on a timely basis may result in the Company’s having to reduce or delay one or more of its planned research, development and marketing programs and to reduce related overhead, any of which could impair the Company’s current and future value. It may also have a material adverse effect on the Company’s ability to continue as a going concern. Any additional equity financing, if obtained, may result in significant dilution to the existing shareholders at the time of such financing.

The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any such alternative sources of funding will be available.

Capital Expenditures

In fiscal 2010, the Company is planning to spend approximately $174,400 in capital expenditures, primarily on computers, scientific testing and processing equipment. The Company is financing these expenditures from internal cash resources and all capital equipment is located in both Canada and the United States. There have been no divestures of capital assets.

Capital expenditures made since the beginning of the Company’s last three fiscal years are as follows:

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2009	$932,000	Purchase of Capital Assets
Fiscal 2008	$266,000	Purchase of Capital Assets
Fiscal 2007	$63,000	Purchase of Capital Assets

The majority of capital expenditures for each of the three fiscal years mainly represent manufacturing and scientific equipment in connection with third-party manufacturing of clinical supplies and research/development work for both L-DOS47 and Topical Interferon Alpha-2b.

Capital divestitures made since the beginning of the Company’s last three fiscal years have been $0.

Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to their short-term maturities. Financial instruments potentially exposing the Company to concentrations of credit risk consist of accounts receivable, which are limited to a large international pharmaceutical company and Canadian pharmaceutical wholesalers and pharmacies. The Company adopts credit policies and standards to monitor the evolving health care industry. Management is of the opinion that any risk of credit loss is significantly reduced due to the financial strength of the Company’s major customers. Cash and cash equivalents are invested, at times, in certain risk free interest bearing instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the Canadian dollar. The majority of the Company’s revenues are transacted in Canadian Dollars, with a portion denominated in Euros and to a lesser extent, in U.S. Dollars. Purchases of inventory are primarily transacted in U.S. Dollars while other expenses, consisting of the majority of salaries, operating costs and overhead are incurred primarily in Canadian Dollars. Research and development expenditures are incurred in both Euros and Canadian Dollars. The Company maintains net monetary asset and/or liability balances in foreign currencies and does not engage in currency hedging activities using financial instruments.

Cash Flow

Cash used in fiscal 2009 operating activities totaled ($13,157,000) including the ($14,102,000) net loss. Significant adjustments included: stock-based compensation related to earlier stock option grants of $1,023,000; amortization of capital assets of $274,000; foreign exchange loss of $133,000; write-down of intangible assets $98,000 and ($718,000) in changes in non-cash working capital balances related to operations. On a monthly basis, the average monthly cash expenditures were approximately $1,096,000 in fiscal 2009, $583,000 in 2008, and $507,000 in 2007; the higher monthly expenditures in fiscal 2009 were primarily due to higher research and development expenditures, one time costs associated with the filing of a Form 20-F registration statement with the SEC, which became effective during the third quarter of fiscal 2009 and costs associated with the implementation of a new financial reporting system and capital raising initiatives. Cash used in fiscal 2008 ended July 31, 2008 operating activities totaled ($6,997,000) including the ($6,964,000) net loss. Significant adjustments included: amortization of capital assets of $254,000; amortization of intangible assets of $16,000; stock-based compensation related to earlier stock option grants of $44,000; foreign exchange gain of ($327,000); and ($20,000) in changes in non-cash working capital balances related to operations. Cash used in fiscal 2007 ended July 31, 2007 operating activities totaled ($6,079,000) including the ($7,674,000) net loss. Significant adjustments included: amortization of capital assets of $287,000; amortization of intangible assets of $159,000; stock-based compensation related to earlier stock option grants of $47,000; write-down of intangible assets of $1,332,000, foreign exchange gain of ($9,000); and ($221,000) in changes in non-cash working capital balances related to operations.

Cash provided from financing activities in fiscal 2009, 2008, and 2007 was $9,659,000, $14,614,000 and $6,480,000 respectively. All of the cash provided from financing activities is attributable to the Company completing various rounds of private placement financings.

In fiscal 2009, the use of funds from investing activities reflected capital purchases of $932,000. In fiscal 2008, the use of funds from investing activities reflected capital purchases of $266,000. Cash provided from fiscal 2007 investing activities was $6,577,000 and predominately reflects $6,640,000 in redemptions of short-term investments. When appropriate, the Company maintains excess funds in risk free, short-term interest bearing investments and redeems these funds as required for its daily operating requirements. Also, in fiscal 2007, the use of funds from investing activities reflected capital purchases of $63,000.

As of July 31, 2009, the Company had $14,916,000 in tax loss carry-forwards which expire between fiscal 2013 and 2029. The only corporate taxes owed related to the Company’s integrated foreign subsidiary in Ireland.

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

5.D.  Trend Information

For additional information on the current status of the Company’s product development and research programs, see ITEM 5.A – Operating Results – Overview as well as ITEM 4.B – Important Business Developments.

5.E.  Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements in place at this time.

5.F.  Tabular Disclosure of Contractual Obligations

The following table depicts the Company’s contractual commitments at July 31, 2009:

	Total	<1 year	1-3 Years	3-5 Years	>5 Years
Royalty and in-licensing (1)	$150,000	$10,000	$20,000	$20,000	$100,000
Clinical Research Organizations (2)	$1,312,000	$958,000	$354,000	$0	$0
Contract Manufacturing Organizations (3)	$671,000	$671,000	$0	$0	$0
Collaborative Research Organizations (4)	$1,195,000	$934,000	$261,000	$0	$0
Purchasing (5)	$1,696,000	$935,000	$761,000	$0	$0
Operating Leases (6)	$902,000	$381,000	$326,000	$195,000	$0
Consulting Services (7)	$277,000	$277,000	$0	$0	$0
TOTALS	$6,203,000	$4,166,000	$1,722,000	$215,000	$100,000

(1)	Does not include future royalty and milestone payments.
(2)
The Company has three separate CRO supplier agreements, whereby the CRO’s will provide collaborative services related to the management of a phase II clinical trial in Sweden and Germany for Topical Interferon Alpha-2b in patients with ano-genital warts, who are positive with HPV and the phase II pharmacokinetic study in Germany.

(3)
The Company has two separate CMO supplier agreements related to the Company’s Topical Interferon Alpha-2b program.  The one CMO agreement relates to the manufacturing of clinical trial kits to support the current phase II clinical trials of patients with ano-genital wart clinical trials in Sweden and Germany and the phase II pharmacokinetic evaluation in patients with cervical dysplasia.  The second CMO agreement relates to the GMP scale-up manufacturing program in support of a planned Phase IIb and III trials in the United States and Europe respectively.  The Company has three separate CMO supplier agreements related to the Company’s L-DOS47 program, all of which are interrelated in the scale-up of L-DOS47 in preparation for human clinical trials.

(4)
The Company has one Collaborative Research master service agreement relating to the Company’s L-DOS47 program.  The nature of the services includes assay development, animal studies ongoing future clinical sample analysis.

(5)	Orthovisc® purchase commitments. The Company has inventory purchase commitments of $1,696,000 with one supplier through to March 2011.
(6)	The Company owes $902,000 under various operating lease agreements with remaining terms of up to June 2014 for office and warehouse and research premises.
(7)	The Company has entered into a consulting services arrangement for both research and development consulting services of $277,000 through fiscal 2010.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Directors and Senior Management

Name	Positions	Date First Elected or Appointed a Director or Officer
Donald H. Segal Born: September 12, 1947 Chairman of the Board Chief Executive Officer Director (non-independent)
Donald H. Segal; M.Sc., Ph.D., has over 33 years experience in the pharmaceutical and bio-technology industries. Prior to joining the Company in 1995, he founded and managed two life science companies that he subsequently sold; these companies manufactured human diagnostic test kits for both the domestic and international markets. He has served on the Biotechnology Panel for the Natural Sciences and Engineering Research Council of Canada as one of the representatives from the business sector involved in the research granting system. He was Executive Vice President for the Company from July 1995 to April 2004, when he was appointed President/Chief Executive Officer. Donald H. Segal’s business functions, as Chief Executive Officer, include supervision of the Company’s corporate affairs and responsibility for developing new financial, partnering and other strategic initiatives for the Company. As a director, Dr. Segal participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

July 1995

Name	Positions	Appointed a Director or Officer
John M. Docherty Born: December 7, 1969 President Chief Operating Officer Director (non-independent)
John M. Docherty, M.Sc., has extensive multi-disciplinary experience in the pharmaceutical and bio-technology industries. Since joining Helix in 1999 in the position of Pharmaceutical Development Manager, he has played an integral role in implementing the development plan for the Company’s lead product, the patented injection-less Interferon Alpha-2b cream. After he was appointed Vice President of Corporate Development in June 2002, he liaised with strategic partners and sought and developed new opportunities for in-licensing and out-licensing of technology. Since his appointment as President in November 2007, his business functions include enhancing the Company’s public profile, overseeing advancing clinical programs, and managing the Company’s day-to-day operations. He holds a B.Sc. in Toxicology and a M.Sc. in Pharmacology from the University of Toronto. Prior to joining the Company, he was a corporate and operational strategy consultant with PricewaterhouseCoopers Pharmaceutical Consulting Group, from 1998 to 1999.

June 2002
Kenneth A. Cawkell Born: June 25, 1951 Corporate Secretary Director (non-independent) Compensation Committee member Governance Committee member
Kenneth A. Cawkell, LLB, has been a partner in the law firm of Cawkell Brodie Glaister LLP since 1987 and has experience in intellectual property law and technology transfer. He has served as Corporate Secretary since July 1995 and he also served as the Company’s Interim Chief Financial Officer from August 2004 to May 2005. He serves on the board of directors of a number of TSX Venture Exchange listed companies: since 1998, MBMI Resources Inc.; since 2003, TIO Networks Corp. (formerly Info Touch Technologies Corp.); since 2007, Solarvest BioEnergy Inc. (formerly, GCH Capital Partners Inc.); since 2007, Garson Gold Corp; and since July 2008, Centurion Minerals Ltd. As a director, Mr. Cawkell participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

July 1995

Name	Positions	Appointed a Director or Officer
W. Thomas Hodgson Born: January 7, 1953 Director (independent) Audit Committee Chair Compensation Committee member
W. Thomas Hodgson, MBA, is currently Senior Partner and Chairman of Greenbrook Capital Partners Inc., a financial advisory firm, and acts as an advisor to the chairman of Magna International Inc. Mr. Hodgson has been a board member of MI Development Inc. and was President, Chief Executive Officer and director of Magna Entertainment Corp. from March 2005 to March 2006. From November 2002 to March 2005, Mr. Hodgson was President of Strategic Analysis Corporation. Prior to that, Mr. Hodgson held senior positions with Canadian financial institutions and U.K. companies since 1979, including Canadian Imperial Bank of Commerce, Canada Permanent Trust Co. Central Guaranty Trust, where he served as President and Chief Executive Officer, Marathon Asset Management Inc., where he served as President, and GlobalNetFinancial.com, where he served as Chief Operating Officer and laterally President and Chief Executive Officer. Mr. Hodgson holds an MBA from Queen’s University, Kingston, Ontario.

April 2008
Jack M. Kay Born: November 14, 1940 Director (independent) Governance Committee Chair Audit Committee member
Jack M. Kay is President and Chief Operating Officer of Apotex Inc., the largest Canadian-owned group of pharmaceutical companies. He has over 35 years of senior operational, sales and marketing experience within the pharmaceutical industry. He is a director of several institutional and charitable organizations, including past Chairman of both the Humber River Regional Hospital and the International Schizophrenia Foundation. He currently is Vice Chairman of the Canadian Generic Pharmaceutical Association. He is also a director of Cangene Corporation, a TSX traded public company. As an independent director, Mr. Kay supervises management and helps to ensure compliance with corporate governance policies and standards.

January 2005
Gordon M. Lickrish Born: January 1, 1937 Director (independent) Compensation Committee Chair Governance Committee member Audit Committee member
Gordon M. Lickrish, M.D., FRCS(C) has a private medical practice in the area of Gynaecology/Oncology. He was formerly the Head of the Pre-Invasive Program, Department of Obstetrics and Gynaecology, Division of Gynaecology and Oncology at the Toronto General Hospital and Princess Margaret Hospital. Prior to August 2003, he was a Professor at the University of Toronto and Professor Emeritus, thereafter. As an independent director, Dr. Lickrish supervises management and helps to ensure compliance with corporate governance policies and standards.
January 2007

Name	Positions	Appointed a Director or Officer
Slawomir Majewski(1) Born: June 9, 1956 Director (independent) Compensation Committee member Governance Committee member
Dr. Slawomir Majewski, M.D., Director, has been the Head of the Department of Dermatology and Venereology, Center of Diagnostics and Treatment of STD, Warsaw Medical University, Poland, since 1998; Professor, Department of Dermatology, Warsaw School of Medicine, since 1993; and Chief of the Laboratory of Immunology in the Department of Dermatology, Warsaw School of Medicine, since 1985. He has held a number of positions in various professional associations and is author or co-author of over 600 publications, including 300 papers and over 300 abstracts. Dr. Majewski has been a Member of the International Editorial Committee of the Journal of American Academy of Dermatology since 2004; and, since 2002, has been a member of the International Steering Committee of the FUTURE II Study on GARDASIL (quadrivalent anti HPV6, 11, 16, 18 vaccines).

January 2008

Kazimierz Roszkowski-Sliz(2) Born: June 1, 1952 Director (independent)
Dr. Kazimierz Roszkowski-Sliz, M.D., Ph.D., was appointed to the Board on August 17, 2009. Dr. Roszkowski-Sliz specializes in the field of lung disease and lung cancers, and is a director at the National Tuberculosis and Lung Diseases Research Institute in Warsaw, where he is also head of the clinical department. In addition, Dr. Roszkowski-Sliz consults on lung diseases issues for the Polish Ministry of Health. He holds an M.D. from the Medical Academy in Warsaw and a Ph.D. from the Postgraduate Medical Centre in Warsaw. Dr. Roszkowski-Sliz has also published over 230 papers.

August 2009
Photios (Frank) Michalargias Born: June 25, 1963 Chief Financial Officer
Photios (Frank) Michalargias, CA, possesses over 17 years of senior management experience in both public and private industry; and is experienced in transition and growth management, strategic planning and the raising of debt and equity financing. From 2004 to mid 2005, he was Chief Financial Officer of AP Plasman Corporation, a tier one North American automotive parts supplier controlled by Schroder Ventures International. From 2002 through to mid 2004, he was Senior Finance Director for CFM Corporation, a public company listed on the Toronto Stock Exchange. Mr. Michalargias’ previous tenures include senior financial roles with Trailmobile Corporation, Huhtamaki Oyi and Unilever. He holds a Commerce and Economics degree from the University of Toronto and is a Chartered Accountant and a member of the Ontario Institute of Chartered Accountants. Mr. Michalargias’ business functions, as Chief Financial Officer, include financial administration; responsibility for accounting and financial statements; liaising with auditors, the financial community and shareholders; and coordination of expenses/taxes activities of the Company.

June 2005

Name	Positions	Appointed a Director or Officer
Heman Chao Born: January 9, 1963 Chief Scientific Officer
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

June 2002
William Chick Born: March 12, 1953 VP Product Distribution
William Chick became the Vice President Product Distribution for Helix after the legal amalgamation of Rivex Pharma Inc. and Helix. He joined Rivex Pharma Inc. in 1997 as Vice President Sales and Marketing. From 1985 to 1997, Mr. Chick worked in the sales and marketing departments and was director of marketing for Allergan Canada, an international pharmaceutical company that specializes in eye care. From 1977 to 1985, he held various sales and marketing positions at Hydron Canada, a soft contact lens manufacturer. Mr. Chick holds a B.Sc. in Biology from the University of Toronto.

December 2007
(1)	Dr. Majewski, stepped down from the Board to assume the advisory role of European medical director for Helix, effective August 11, 2009.
(2)	Dr. Kazimierz Roszkowski-Sliz was appointed to the Board on August 17, 2009.

There are no family relationships between any of our directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

6.B.  Compensation

Director Compensation

Outside or non-management directors are paid a fee of $2,000 per month for acting as a director. The Chair of each committee of the Board and the Corporate Secretary are paid an additional $1,000 per month for acting in such capacity.

Directors also participate in the Company’s 2008 Stock Option Plan. Options may expire earlier than their stated term, in various circumstances, including termination of the optionee’s position as a director. Where a director resigns or is not re-elected, his option will terminate one year from the date of his termination as a director.

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

In the fiscal year ended July 31, 2009, Donald H. Segal, Chairman of the Board and Chief Executive Officer of the Company, and John M. Docherty, President, Chief Operating Officer and a director of the Company, received the compensation set out in the Senior Management Compensation Table below. They were not compensated in their capacities as directors, or in the case of Donald H. Segal, in his capacity as Chairman of the Board, and accordingly, are not included in the Director Compensation Table below.

Directors that are not employed by the Company are paid a fee of $2,000 per month for acting as a director. The chair of each committee of the Board and, since December 17, 2008, the Corporate Secretary, are paid an additional $1,000 per month for acting in those capacities. The Company’s directors also participate in the Company’s stock option plan.

Director Compensation Table

During the most recently completed financial year ended July 31, 2009, the non-management directors were granted the following options, and earned the following fees:

Name	Fees Earned ($)	Share-based awards ($)(3)	Option-based awards ($)(4)	Non-equity incentive plan compensation ($)(3)	Pension Value ($)	All other compensation ($)	Total ($)
Kenneth A. Cawkell	$31,000	Nil	$122,000	Nil	Nil	Nil	$153,000
Jack M. Kay	$36,000	Nil	$122,000	Nil	Nil	Nil	$158,000
Gordon M. Lickrish	$36,000	Nil	$122,000	Nil	Nil	Nil	$158,000
W. Thomas Hodgson	$36,000	Nil	$122,000	Nil	Nil	Nil	$158,000
Slawomir Majewski (1)	$24,000	Nil	$122,000	Nil	Nil	Nil	$146,000
Kazimierz Roszkowski-Sliz (2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)	Dr. Majewski, stepped down from the Board on August 11, 2009 to assume the advisory role of European medical director for Helix.
(2)	Dr. Kazimierz Roszkowski-Sliz was appointed to the Board on August 17, 2009, subsequent to the 2009 fiscal year end.
(3)	The Company does not grant any share based awards.
(4)	In establishing the fair value of the option awards, the Black-Scholes model was used with the following assumptions:
Risk-free interest rate: 0%
Dividend yield: 2.44%
Expected volatility of share price: 64.30%
Expected life: 8 years

The estimated fair value of options granted during the fiscal year ended July 31, 2009 is $1.22 per option. The options were granted December 17, 2008 and vest 25% on the day of grant, and 25% on each of the first, second and third anniversaries of the day of grant.

Outstanding Share-Based and Option-Based Awards – Non-Management Directors

The following table sets out incentive option-based awards held by each non-management director as of July 31, 2009, the end of the most recently completed financial year. The Company has not granted any share-based awards.

Name	Options- based awards				Share- based awards(4)
	Number of securities underlying unexercised options	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money options(3) ($)	Number of shares or units of shares that have not vested	Market or payout value of shares or units of shares that have not vested ($)
Kenneth A. Cawkell	100,000 75,000 25,000	$1.68 $2.00 $3.00	17-Dec-2016 30-Jun-2010 31-Jul-2011	$46,000 $10,500 $0	0 0 0	$0 $0 $0
Jack M. Kay	100,000 75,000 25,000	$1.68 $2.00 $3.00	17-Dec-2016 30-Jun-2010 31-Jul-2011	$46,000 $10,500 $0	0 0 0	$0 $0 $0
Gordon M. Lickrish	100,000 20,000	$1.68 $2.00	17-Dec-2016 30-Jun-2010	$46,000 $2,800	0 0	$0 $0
W. Thomas Hodgson	100,000	$1.68	17-Dec-2016	$46,000	0	$0
Slawomir Majewski (1)	100,000	$1.68	17-Dec-2016	$46,000	0	$0
Kazimierz Roszkowski-Sliz (2)	0	n/a	n/a	$0	0	$0
(1)	Dr. Majewski stepped down from the Board to assume the advisory role of European medical director for Helix, effective August 11, 2009.
(2)	Dr. Kazimierz Roszkowski-Sliz was appointed to the Board on August 17, 2009, subsequent to the end of the 2009 fiscal year.
(3)	Calculated as the difference between the market value of the common shares subject to option at July 31, 2009, the end of the last fiscal year, and the option exercise price for the common shares.
(4)	The Company does not grant any share-based awards.

Incentive Plan Awards – value vested or earned during the year – Non-Management Directors

The following table sets out the incentive plan awards value vested to or earned by each non-management director during our financial year ended July 31, 2009.

Incentive Plan Awards – Value Vested or Earned - Directors

Name	Option-based awards - Value vested during the year(4)	Share-based awards - Value vested during the year(3)	Non-equity incentive plan compensation - Value earned during the year(3)
Kenneth A. Cawkell	$0	$0	$0
W. Thomas Hodgson	$0	$0	$0
Jack M. Kay	$0	$0	$0
Gordon M. Lickrish	$0	$0	$0
Slawomir Majewski (1)	$0	$0	$0
Kazimierz Roszkowski-Sliz (2)	$0	$0	$0
(1)	Dr. Majewski, stepped down from the Board to assume the advisory role of European medical director for Helix, effective August 11, 2009.
(2)	Dr. Kazimierz Roszkowski-Sliz was appointed to the Board on August 17, 2009.
(3)	The Company does not grant any share-based awards or have a non-equity incentive compensation plan.
(4)
25% of options granted during fiscal 2009, vested on the date of issue. As such, the vested options have no value when compared to market price. Other options which vested during the year were not in-the-money.

Directors’ and Officers’ Liability Insurance; Indemnity Payments

The Company purchases annual insurance coverage for directors' and officers' liability. The current term (March 1, 2009 to March 1, 2010) premium of US$94,012 is paid entirely by the Company. The insurance coverage under the policy is limited to an aggregate of $15,000,000. The Company has deductibles under the policy of $50,000 or $150,000, depending on the claim. No deductibles apply to claims under the policy made by directors or officers. The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

No indemnification under section 124 of the Canada Business Corporations Act has been paid or is to be paid for the last completed financial year.

Senior Management Compensation

The following table sets forth certain information regarding the compensation for the fiscal year ended July 31, 2009 of (i) the Chief Executive Officer and Chief Financial Officer of the Company and (ii) the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at July 31, 2009, whose total compensation was, individually, more than $150,000 for the fiscal year 2009 (calculated in accordance with the prescribed form), or who would have been such an executive officer but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the 2009 fiscal year (collectively, the “Named Executive Officers” or “NEOs”).

Summary Compensation Table

Name and principle position	Fiscal Year	Salary ($)	Share-based awards ($)	Options- based awards (1)		Non-equity incentive plan compensation ($)		Pension Value ($)	All other compensation (3) ($)	Total ($)
				Number of securities underlying options	Value based on grant date fair value ($)	Annual incentive plans(2)	Long-term incentive plans(4)
Donald H. Segal Chief Executive Officer	2009 2008 2007	$332,500 $290,833 $271,667	$0 $0 $0	250,000 0 0	$305,000 $0 $0	$122,500 $50,000 $0	$0 $0 $0	$0 $0 $0	$116,832 $89,511 $93,336	$876,832 $430,344 $365,003
Photios (Frank) Michalargias Chief Financial Officer	2009 2008 2007	$223,750 $215,833 $196,667	$0 $0 $0	250,000 0 0	$305,000 $0 $0	$57,500 $50,000 $0	$0 $0 $0	$0 $0 $0	$18,196 $9,779 $9,622	$604,446 $275,612 $206,289
John M. Docherty President & COO	2009 2008 2007	$205,000 $170,625 $156,250	$0 $0 $0	250,000 0 0	$305,000 $0 $0	$77,000 $50,000 $0	$0 $0 $0	$0 $0 $0	$15,594 $6,987 $6,832	$602,594 $227,612 $163,082
Heman Chao Chief Scientific Officer	2009 2008 2007	$190,000 $170,625 $156,250	$0 $0 $0	250,000 0 0	$305,000 $0 $0	$70,000 $50,000 $0	$0 $0 $0	$0 $0 $0	$17,807 $10,061 $9,622	$582,807 $230,686 $165,872
William Chick(5) VP Product Distribution	2009 2008 2007	$122,500 $117,293 $110,002	$0 $0 $0	250,000 0 0	$305,000 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	$62,068 $62,179 $59,102	$489,568 $179,472 $169,104

(1)	In establishing the fair value of the option awards, the Black-Scholes model was used with the following assumptions:
Risk-free interest rate: 0%
Dividend yield: 2.44%
          Expected volatility of share price:    64.30%
Expected life: 8 years

The estimated fair value of options granted during the fiscal year ended July 31, 2009 is $1.22 per option. The options were granted December 17, 2008 and vest 25% on the day of grant, and 25% on each of the first, second and third anniversaries of the day of grant.

(2)	Consists of performance bonus earned in the fiscal year.
(3)
“All Other Compensation” includes automobile allowance, the Company’s contribution to life, disability, Company paid health benefits premiums, extended health insurance premiums, payments in lieu of accrued vacation for all Named Executive Officers except William Chick, sales commissions for William Chick only, and contributions by the Company to a registered retirement savings plan (“RRSP”).

(4)	The Company does not have a non-equity based long-term incentive plan.
(5)	Mr. Chick’s sales commissions, included in “All Other Compensation” in the above table were $50,510 for fiscal 2009; $51,581for fiscal 2008; and $48,966 for fiscal 2007.

On December 17, 2008, the Board revised the base salaries, bonus entitlement, and other annual compensation of Donald Segal, Photios (Frank) Michalargias, John Docherty and Heman Chao (the “Senior Executives”).  Each Senior Executive is paid the following annual salary, commencing as of November 1, 2008, and was entitled to earn a performance bonus for the 2009 fiscal year of an amount up to the following percentage of such salary (an “Eligible Bonus”):
Name	Title	Salary	Bonus
Donald Segal	Chief Executive Officer	$350,000	35%
Photios (Frank) Michalargias	Chief Financial Officer	$230,000	25%
John Docherty	President and Chief Operating Officer	$220,000	35%
Heman Chao	Chief Scientific Officer	$200,000	35%

Twenty percent (20%) of each Senior Executive’s Eligible Bonus was based on group bonus performance criteria consisting of financing and financial targets as well as completing registration of the Company’s shares with the SEC, while the remaining 80% was based on criteria specific to such Senior Executive.  Specific performance criteria included advancements in development activities for the Company’s lead drug development programs; advancements in research; financial, accounting, taxation and financing matters; matters concerning corporate governance and key personnel; and activities designed to expand the Company’s public profile.  Subsequent to the end of the 2009 fiscal year, the Compensation Committee considered the performance bonuses for the 2009 fiscal year and noted that there had been significant progress on all performance criteria.  The Committee also noted that the performance criteria not fully achieved resulted from events which were beyond the executives’ control.  As a consequence, the Compensation Committee determined that in certain cases, a discretionary bonus was appropriate. The Board approved the following bonuses $122,500 for Don Segal; $57,500 for Photios (Frank) Michalargias; $77,000 for John Docherty; and $70,000 for Heman Chao.

Outstanding Share-Based and Option-Based Awards - Named Executive Officers

The following table details the stock option awards outstanding for the Named Executive Officers at the end of the most recently completed financial year.

Name	Option-based awards				Share-based awards(1)
	Number of securities underlying unexercised options	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested	Market or payout value of shares or units of shares that have not vested ($)
Donald H. Segal	250,000 125,000 200,000	$1.68 $2.00 $3.00	17-Dec-2016 30-Jun-2010 31-Jul-2011	$115,000 $17,500 $0	0 0 0	$0 $0 $0
Photios (Frank) Michalargias	250,000 100,000 50,000	$1.68 $2.00 $3.00	17-Dec-2016 30-Jun-2010 31-Jul-2011	$115,000 $14,000 $0	0 0 0	$0 $0 $0
John M. Docherty	250,000 100,000 100,000	$1.68 $2.00 $3.00	17-Dec-2016 30-Jun-2010 31-Jul-2011	$115,000 $14,000 $0	0 0 0	$0 $0 $0
Heman Chao	250,000 100,000 100,000	$1.68 $2.00 $3.00	17-Dec-2016 30-Jun-2010 31-Jul-2011	$115,000 $14,000 $0	0 0 0	$0 $0 $0
William Chick	250,000 75,000	$1.68 $2.00	17-Dec-2016 30-Jun-2010	$115,000 $10,500	0 0	$0 $0
(1) The Company does not grant any share-based awards.

Incentive Plan Awards – value vested or earned during the year - Named Executive Officers

The following table sets out the incentive plan awards value vested to or earned by each Named Executive Officer at the end of the most recently completed financial year.

Name	Option-based awards - Value vested during the year(1)	Share-based awards - Value vested during the year(2)	Non-equity incentive plan compensation - Value earned during the year(3)
Donald H. Segal	$0	$0	$122,500
Photios (Frank) Michalargias	$2,167	$0	$57,500
John M. Docherty	$0	$0	$77,000
Heman Chao	$0	$0	$70,000
William Chick	$0	$0	$0

(1)
On December 17, 2008, options to purchase up to 250,000 common shares were granted to each Named Executive Officer. Twenty-five percent of such options (62,500) vested on the day of grant. As such, the vested options have no value when compared to market price. Other options which vested during the year were not in-the-money.

(2)	The Company does not grant any share-based awards or have a non-equity incentive compensation plan for its directors.
(3)	Performance Bonus for fiscal 2009. As William Chick receives sales commissions, he does not participate in a bonus plan.

Termination and Change of Control Benefits

Dr. Segal’s employment agreement, dated for reference August 6, 2008, as amended, currently provides for his employment by the Company as the Company’s Chief Executive Officer. The employment agreement has no fixed term, and currently provides for a base salary of $350,000, an annual performance-based bonus to be agreed upon, term life and disability insurance, and other employee benefits as provided to other senior employees, including the grant of stock options from time to time as approved by the Board or a relevant Board committee. In the event of termination of employment by the Company without cause (including the removal of the employee from his position, the failure to reappoint him to his position, making a fundamental change in his responsibilities not accepted by him, or compelling him to work outside the York Region in Ontario without his consent), or by the employee within 6 months following a change of control of the Company (as defined in the employment agreement), or by the employee within 30 days of a material breach by the Company, then the Company will pay the employee severance equal to two times the aggregate compensation paid to the employee for the previous 12 months, and will either extend all insurance coverage for the following 24 months or pay the employee an amount equal to the cost of coverage for such period. In the event that the employee dies or becomes disabled, the Company will pay the salary accrued to the date of deemed termination and for one year subsequent to termination, plus a pro-rated portion of the annual bonus most recently paid to the employee.

The employment agreements with the Company’s President and Chief Operating Officer, Chief Financial Officer and Chief Scientific Officer, as amended, contain substantially the same terms as Dr. Segal’s employment agreement, except primarily as to base salary. These employment agreements have no fixed term, and provide for a current base salary of $230,000 for Photios (Frank) Michalargias, Chief Financial Officer, $220,000 for John M. Docherty, President and Chief Operating Officer, and $200,000 for Heman Chao, Chief Scientific Officer. They also provide for an annual performance-based bonus to be agreed upon and other employee benefits as provided to other senior employees, including the grant of stock options from time to time as approved by the Board or a Board committee. In the event of termination of employment by the Company without cause (including the removal of the Named Executive Officer from his position, the failure by the Company to reappoint him to his position, or making a fundamental change in his responsibilities not accepted by him), or by the Named Executive Officer within 6 months following a change of control of the Company (as defined in the employment agreement), or by the Named Executive Officer within 30 days of a material breach by the Company, then the Company will pay the employee severance equal to one year’s annual salary, plus an additional one month annual salary for every full year of employment completed by the employee, up to an additional 12 months, plus an amount equal to the amount of any bonus paid during the previous 12 months, and will either extend all insurance and benefits coverage for the following 12 months or pay the employee an amount equal to the cost of coverage for such period. In the event that the employee dies or becomes disabled, then the Company will pay the salary accrued to the date of deemed termination and for one year subsequent to termination, plus a pro-rated portion of the annual bonus most recently paid to him.

William Chick’s employment agreement currently provides for his employment as the Company’s VP Product Distribution. The employment agreement has no fixed term, and currently provides for an annual base salary of $122,500, an annual car allowance of $6,000 and performance compensation of 1.5% of the first $1.5M of gross sales, plus 2% of gross sales thereafter, standard employee benefits as provided to other senior employees, including the grant of stock options from time to time as approved by the Board or a relevant Board committee. In the event of termination of employment by the Company without cause, then the Company is required to give at least 9 months notice or payment of 9 months salary.

In the event of termination other than for cause of William Chick, all options to purchase common shares held by him will terminate on the earlier of the original expiry date(s) of such options or 30 days, and up to one year, following termination, as determined by the Compensation Committee. In the event of termination other than for cause of any other Named Executive Officer, all options to purchase common shares then held by such executive will terminate on the earlier of the original expiry date(s) of such options or one year following termination of employment. In the case of termination of any Named Executive Officer for cause, all options then held by such executive shall terminate on the date of termination for cause.

All employment arrangements with the Company’s Named Executive Officers include (i) non-solicitation obligations to the Company continuing for 24 months following termination of the officer’s employment with the Company; (ii) non-disclosure covenants requiring the officer to keep the Company’s confidential information confidential and prohibiting its use other than on behalf and for the benefit of the Company, both during employment and for an indefinite period thereafter; and (iii) covenants providing that intellectual property created or developed by the officer during or, in certain circumstances, after termination of, his or her employment with the Company belong to the Company.

Pursuant to the terms of our 2008 Stock Option Plan, upon a change of control (as defined in the 2008 Stock Option Plan), all options granted under the 2008 Stock Option Plan shall immediately vest, notwithstanding any contingent vesting provision to which such options may have otherwise been subject.

Securities Authorized For Issuance under Equity Compensation Plans

The Company grants share options to its directors, senior management and employees from time to time. As at July 31, 2009, the securities authorized for issuance under the equity compensation plans were as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding those in the second column)
Stock option plan (approved by shareholders)	5,317,533	$2.00	1,753,533

For information about stock options, see ITEM 6.E – Share Ownership.

Options/Stock Appreciation Rights Granted/Cancelled During the Most Recently Completed Fiscal Year

At the beginning of fiscal 2009, there were 2,030,000 stock options outstanding. During fiscal 2009, a total of 2,070,000 stock options were granted to our senior management, directors, employees and consultants. During fiscal 2009, 536,500 stock options expired. As at July 31, 2009 the number of stock options issued and outstanding totaled 3,564,000.

Options/Stock Appreciation Rights Exercised During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, no stock options were exercised by the Company’s senior management, directors and/or employees/consultants. There are no stock appreciation rights outstanding.

Directors’ and Senior Management’ Liability Insurance

The Company purchases annual insurance coverage for directors’ and senior management’s liability. The current term (March 1, 2009 to March 1, 2010) premium of US$94,012 is paid entirely by the Company. The insurance coverage under the policy is limited to an aggregate of US$15,000,000. The Company has deductibles under the policy of $50,000 or $150,000, depending on the claim. No deductibles apply to claims under the policy made by directors or senior management.

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

Terms of Office

The Board presently consists of seven directors. Each director holds office until the next annual general meeting of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the CBCA. See ITEM 6.A – Directors and Senior Management and ITEM 6.C – Board Practices above.

Directors’ Service Contracts

The Company receives a director’s consent from each of the independent directors upon their acceptance of their director’s position. The Company enters into an Indemnity Agreement with each director, indemnifying such director against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company also enters into stock option agreements with the directors to whom options have been granted. No indemnification under section 124 of the CBCA has been paid or is to be paid for the last completed financial year.

Effective August 11, 2009 Dr. Majewski, stepped down from the Board to assume the advisory role of European medical director for Helix.

Board Meetings and Committees; Annual Meeting Attendance

During fiscal 2009, the Board held six meetings. For various reasons, Board members may not be able to attend a Board meeting. All Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.

The following sets out the attendance records of our Board members during fiscal 2009:

Name	Board	Audit Committee	Compensation Committee	Governance Committee
Donald H. Segal	6 of 6	n/a	n/a	n/a
John M. Docherty	6 of 6	n/a	n/a	n/a
Kenneth A. Cawkell	6 of 6	n/a	6 of 6	2 of 2
W. Thomas Hodgson	6 of 6	5 of 5	5 of 6	n/a
Jack M. Kay	6 of 6	5 of 5	n/a	2 of 2
Gordon M. Lickrish	6 of 6	5 of 5	6 of 6	2 of 2
Slawomir Majewski (1)	4 of 6	n/a	1 of 6	0 of 2
Kazimierz Roszkowski-Sliz (2)	n/a	n/a	n/a	n/a

(1)	Dr. Majewski, stepped down from the Board to assume the advisory role of European medical director for Helix, effective August 11, 2009.
(2)	Dr. Kazimierz Roszkowski-Sliz was appointed to the Board on August 17, 2009.

Audit Committee

The Company has an Audit Committee, which recommends to the Board the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Company has an Audit Committee charter, last approved by the Board on October 20, 2009, a copy of which, is attached as an Exhibit to this Annual Report. Audit Committee members were last appointed on December 17, 2008 subsequent to the Company’s annual general meeting held the previous day.

The Audit Committee is currently comprised of three members: W. Thomas Hodgson (Chair), Jack M. Kay and Gordon Lickrish, all of whom are independent directors. The Board has determined that Mr. Hodgson satisfies the criteria of “audit committee financial expert”. All members of the audit committee are financially literate, meaning they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. A brief description of the education and experience of each of our audit committee members is set forth below.

W. Thomas Hodgson, MBA, is currently Senior Partner and Chairman of Greenbrook Capital Partners Inc., a financial advisory firm, and acts as an advisor to the chairman of Magna International Inc.  Mr. Hodgson has been a board member of MI Development Inc. and was President, Chief Executive Officer and director of Magna Entertainment Corp. from March 2005 to March 2006. From November 2002 to March 2005, Mr. Hodgson was President of Strategic Analysis Corporation. Prior to that, Mr. Hodgson held senior positions with Canadian financial institutions and U.K. companies since 1979, including Canadian Imperial Bank of Commerce, Canada Permanent Trust Co. Central Guaranty Trust, where he served as President and Chief Executive Officer, Marathon Asset Management Inc., where he served as President, and GlobalNetFinancial.com, where he served as Chief Operating Officer and laterally President and Chief Executive Officer. Mr. Hodgson holds an MBA from Queen’s University, Kingston, Ontario.

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

Governance Committee

Governance Committee members were last appointed on December 17, 2008, subsequent to the Company’s annual general meeting held on the previous day. The current members of the Governance Committee are Jack M. Kay, Kenneth A. Cawkell, and Gordon M. Lickrish. Of the three, only Kenneth A. Cawkell is not independent. The Governance Committee has both governance and nominating responsibilities, which includes the responsibility of identifying new candidates for Board nominations who have the requisite knowledge and experience, orientation of new board members and continuing education of board members.

Compensation Committee

Compensation Committee members were last appointed on December 17, 2008 subsequent to the Company’s annual general meeting held on the previous day, and originally comprised Gordon M. Lickrish (Chair), W. Thomas Hodgson, Kenneth A. Cawkell and Slawomir Majewski. Of the four, only Kenneth A. Cawkell is not independent. Slawomir Majewski ceased to be a member of this Committee on August 11, 2009 when he resigned as a director.

The Compensation Committee’s purpose includes making recommendations to the Board regarding the overall compensation of the executive officers to assure that they are compensated effectively in a manner consistent with the Company’s business, goals and objectives, stage of development, financial condition and prospects, and the competitive environment; (ii) advising the Board on the compensation of non-employee directors; (iii)  making recommendations to the Board with respect to incentive-compensation plans and equity-based plans and administering the Company’s compensation plans. On an annual basis, the Compensation Committee shall recommend to the Board annual and long-term performance goals for the executive officers, evaluate the executive officers’ performance against those goals, and recommend to the Board the executive officers’ compensation, including salaries, bonuses, stock options, and other benefits, based on this evaluation.

6.D.  Employees

The number of employees as at July 31 of each of the last three fiscal years is as follows:

Name	2009	2008	2007
Research & Development	23	22	22
Operating General & Administration	3	3	4
Sales & Marketing	1	1	1
Total	27	26	27

None of the Company’s employees are covered by collective bargaining agreements.

6.E.  Share Ownership

The following two tables provide information as to the share ownership in the Company (including disclosure on an individual basis of the number of shares and percentage of the Company’s shares outstanding of that class) held by the persons listed and options granted to them on the Company’s shares.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares subject to options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Directors’ share ownership

The following table indicates the common shares and stock options outstanding for each director at October 20, 2009.

Name	Number of common shares	Percentage of ownership (1)	Number of securities underlying unexercised options (2)	Option exercise price	Option expiry date	Common shares plus stock options (3)	Percentage of ownership (4)
Donald H. Segal	1,387,000	2.61%	250,000 125,000 200,000	$1.68 $2.00 $3.00	17-Dec-2016 30-Jun-2010 31-Jul-2011	1,837,000	3.05%
John M. Docherty	100	**	250,000 100,000 100,000	$1.68 $2.00 $3.00	17-Dec-2016 30-Jun-2010 31-Jul-2011	325,100	**
Kenneth A. Cawkell	102,100	**	100,000 75,000 25,000	$1.68 $2.00 $3.00	17-Dec-2016 30-Jun-2010 31-Jul-2011	252,100	**

Jack M. Kay	381,700	**	100,000 75,000 25,000	$1.68 $2.00 $3.00	17-Dec-2016 30-Jun-2010 31-Jul-2011	531,700	**
Gordon M. Lickrish	10,000	**	100,000 20,000	$1.68 $2.00	17-Dec-2016 30-Jun-2010	80,000	**
W. Thomas Hodgson	10,000	**	100,000	$1.68	17-Dec-2016	60,000	**
Slawomir Majewski (5)	1,915,600	3.60%	100,000	$1.68	17-Dec-2016	1,965,600	3.28%
Kazimierz Roszkowski-Sliz (6)	0	**	0	n/a	n/a	0	**
** Less than 1% ownership

(1)	Based on 59,800,335 common shares issued and outstanding on October 20, 2009
(2)	All stock options exercisable to acquire common shares (vested and unvested)
(3)	Total number of common shares plus all stock option that will have vested within 60 days of October 20, 2009
(4)	Ownership percentage assumes aggregate beneficial ownership of common shares and common shares acquirable upon exercise of options within 60 days of October 20, 2009
(5)	Dr. Slawomir Majewski resigned from the Board on August 11, 2009.
(6)	Dr. Kazimierz Roszkowski-Sliz was appointed to the Board on August 17, 2009.

Senior Managements’ share ownership

The following table indicates the common shares and stock options outstanding for each senior manager at October 20, 2009.

Name	Number of common shares	Percentage of ownership (1)	Number of securities underlying unexercised options (2)	Option exercise price	Option expiry date	Common shares plus stock options (3)	Percentage of ownership (4)
Donald H. Segal	1,387,000	2.61%	250,000 125,000 200,000	$1.68 $2.00 $3.00	17-Dec-2016 30-Jun-2010 31-Jul-2011	1,837,000	3.05%
Photios (Frank) Michalargias	0	**	250,000 100,000 50,000	$1.68 $2.00 $3.00	17-Dec-2016 30-Jun-2010 31-Jul-2011	275,000	**
John M. Docherty	100	**	250,000 100,000 100,000	$1.68 $2.00 $3.00	17-Dec-2016 30-Jun-2010 31-Jul-2011	325,100	**
Heman Chao	0	**	250,000 100,000 100,000	$1.68 $2.00 $3.00	17-Dec-2016 30-Jun-2010 31-Jul-2011	325,000	**
William Chick	5,000	**	250,000 75,000	$1.68 $2.00	17-Dec-2016 30-Jun-2010	205,000	**
** Less than 1% ownership
(1)	Based on 59,800,335 common shares issued and outstanding on October 20, 2009
(2)	All stock options exercisable to acquire common shares (vested and unvested)
(3)	Total number of common shares plus all stock option that will have vested within 60 days of October 20, 2009
(4)	Ownership percentage assumes aggregate beneficial ownership of common shares and commons shares acquirable upon exercise of options within 60 days of October 20, 2009

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

The principal purposes of the Company’s stock option program are: to provide the Company with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors, and consultants responsible for the continued success of the Company; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage such individuals to remain with the Company; and to attract new employees, officers, directors and consultants to the Company.

Summary of 2008 Plan

The following is a summary of the 2008 Plan:

Principal Purposes:  The principal purposes of the 2008 Plan are to provide the Company with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors, and consultants responsible for the continued success of the Company; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage such individuals to remain with the Company; and to attract new employees, officers, directors and consultants to the Company.

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

Options Available:  The options may be granted to purchase up to 10% of the Company’s outstanding shares from time to time. Based on the Company’s current issued and outstanding shares, options to purchase up to 5,980,033 common shares may be granted under the 2008 Plan. There are currently options to purchase a total of 3,564,000 shares outstanding under the 2008 Plan, leaving (based on the Company’s current issued and outstanding shares) a total of 2,416,033 common shares available for grant. Additional common shares will automatically become available for grant under the 2008 Plan upon any increase in the Company’s issued and outstanding shares, to the extent of 10% of such increase.

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

Limitation on any Single Optionee:  The number of common shares which may be subject to options granted to any one person under the 2008 Plan may not exceed 5% of the issued and outstanding common shares of the Company.

Exercise Price:  The Compensation Committee establishes the exercise price of all options granted, which price may not be less than the closing price of the Company’s common shares on The Toronto Stock Exchange on the trading day immediately preceding the date of grant of the option.

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

Assignability:  The options are non-transferable and non-assignable.

Amendment:  Subject to the limitation in the next sentence, the Compensation Committee may amend the plan or any option agreement, including without limitation: in order to make changes of a clerical nature or changes to clarify the meaning of existing provisions; to change the vesting provisions of an option; to reflect any requirements of applicable regulatory bodies or stock exchanges; to extend the term of an option held by an Eligible Person who is not an insider; to reduce the option price of an option held by an Eligible Person who is not an insider; and to change the categories of Persons who are Eligible Persons. The Compensation Committee shall not, without the approval of the shareholders of the Company, have the right to: amend an option agreement in order to increase the number of common shares which may be issued pursuant to any option granted under the 2008 Plan; reduce the option exercise price of any option granted under the 2008 Plan then held by an insider; or extend the term of any option granted under the 2008 Plan then held by an insider.

Other:  There is no ability for the Company to transform an option into a stock appreciation right involving an issuance of securities from treasury. The Company has not provided any financial assistance to any optionee to facilitate the exercise of options. There are no entitlements previously granted and subject to ratification by the shareholders.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Beneficial Owners of More Than 5% of Helix Common Shares.

The following table sets forth certain information, as known to the Company or as can be ascertained from public filings, regarding shareholders that are the beneficial owners of 5% or more of the Company’s common shares, not including officers and directors of the Company:

Name of Beneficial Owner(1)	Number of shares Beneficially Owned	Percent of Class
Sylwester and Dorota Cacek (2)	9,710,000	15.55%
Witold Zaraska (3)	5,960,000	9.49%
Herald Janssen (4)	3,622,059	6.06%
Wojciech Hajduk	3,600,000	6.02%
Isabela Flejseirowicz	3,600,000	6.02%
Zbigniew Lobacz (5)	3,420,000	5.56%
Winered Investments Limited (6)	3,280,000	5.34%

(1)
Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all common shares beneficially owned by them. These amounts include all outstanding share warrants, all of which are exercisable within 60 days of October 20, 2009.

(2)	Consists of 7,060,000 common shares and warrants to purchase up to 2,650,000 common shares at a price of $2.36 per share, subject to adjustment, prior to October 1, 2011.
(3)	Consists of 2,980,000 common shares and warrants to purchase up to an additional 2,980,000 common shares at a price of $2.87 per share, subject to adjustment, prior to September 8, 2012.
(4)
Mr. Janssen beneficially owns, controls or directs a total of 3,622,059 common shares of the Company: 2,035,698 common shares through International Penta Financial Services AG; 146,212 common shares through Genesis Investment Funds Limited; 1,440,029 common shares through Genesis Energy Investment Company; and 120 common shares through Genesis Industry Holding Establishment.

(5)	Consists of 1,710,000 common shares and warrants to purchase up to an additional 1,710,000 common shares at a price of $2.87 per share, subject to adjustment, prior to September 8, 2012.
(6)	Consists of 1,640,000 common shares and warrants to purchase up to an additional 1,640,000 common shares at a price of $2.87 per share, subject to adjustment, prior to September 8, 2012.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

With the exception of the 3,622,059 shares held by Herald Janssen which were amassed over time, and the participation in private placements of equity in the Company by the remaining shareholders set forth in the above table, there has not been a significant change in the percentage ownership held by any major shareholders during the past three years.

On December 19, 2007 the Company issued 10,040,000 common shares at $1.68 per share. As a result of this placement, Wojciech Hajduk and Isabela Flejseirowicz became shareholders of the Company, acquiring 3,600,000 common shares each.

On October 2, 2008, the Company issued 6,800,000 units through a private placement at a unit price of $1.68. Each unit consists of one common share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.36. As a result of this private placement, Sylwester and Dorota Cacek became “insiders” of the Company, currently holding approximately 13.28% of the Company’s outstanding shares, and they will hold approximately 15.55% after exercise of the warrants acquired by them in the private placement.

On September 8, 2009, the Company issued 6,625,000 units through a private placement at a unit price of $2.05. Each unit consists of one common share and one common share purchase warrant, with each common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.87. As a result of this private placement, Witold Zaraska, Zbigniew Lobacz and Winered Investments Limited became shareholders of the Company, acquiring the shares and warrants set out in the above table.

7.A.1.c.  Different Voting Rights. The Company’s major shareholders do not have different voting rights.

7.A.2.  U.S. Share Ownership. As of September 30, 2009, there were a total of 179 holders of record of our common shares, of which 2 were registered with addresses in the United States. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our common shares are held of record in broker “street names.” As of September 30, 2009 United States holders of record held approximately 3.31% of our outstanding common shares.

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

7.A.4.  Change of Control of Company Arrangements.

Not Applicable.

7.B.  Related Party Transactions

During the 2009, 2008 and 2007 fiscal years, the Company paid $287,000, $267,000 and $255,000, respectively, to Cawkell Brodie Glaister LLP, legal counsel to the Company, for legal services rendered. Kenneth A. Cawkell, Corporate Secretary and a director of the Company, is a partner of Cawkell Brodie Glaister LLP.

The Company has identified a complete fill finish solution provider, Chesapeake Biological Laboratory in Baltimore, for the purposes of vialing bulk drug product of L-DOS47 for human clinical testing. Jack M. Kay, a director of Helix is also a director of Cangene Corporation, the parent company of Chesapeake Biological Laboratory. During the 2009, 2008 and 2007 fiscal years, the Company paid $156,000, $0 and $0, respectively to Chesapeake Biological Laboratory.

The Company is party to an agreement with Apotex, a Canadian pharmaceutical company, to identify and characterize a lead formulation for Apotex’s topical therapeutic product line. Apotex is considered a related party, as Jack M. Kay, a director of the Company, is also the President and Chief Operating Officer of Apotex. During the 2009, 2008 and 2007 fiscal years, the Company received $0, $0 and $148,000, respectively, for contracted research and development services provided to Apotex.

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

7.C.  Interests of Experts and Counsel

Not Applicable.

ITEM 8.   FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company’s Audited Consolidated Financial Statements for the fiscal years ended July 31, 2009, 2008 and 2007 are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in Note 20 to the financial statements.

The financial statements as required under ITEM 17. – Financial Statements are attached hereto. The audit report of KPMG LLP, independent registered public accounting firm, is included herein immediately preceding the Company’s Audited Consolidated Financial Statements.

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

8.B.  Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements.

ITEM 9.   THE OFFER AND LISTING

Not Applicable, except for Item 9.A.4 and Item 9.C only.

9.A.4  Common Share Trading Information

The Company’s common shares began trading on the Toronto Stock Exchange in Toronto, Ontario, Canada, on June 3, 1996. The current stock symbol is “HBP”.

The following table lists the volume of trading and the high and low sales prices on the Toronto Stock Exchange for the Company’s common shares for: the last six months; the last nine fiscal quarters; and the last five fiscal years.

Period Ended	High	Low
Monthly
September 30, 2009	$3.20	$2.20
August 31, 2009	$2.48	$2.15
July 31, 2009	$2.27	$1.39
June 30, 2009	$1.51	$1.30
May 31, 2009	$1.48	$1.20
April 30, 2009	$1.54	$1.28

Quarterly
July 31, 2009	$2.27	$1.20
April 30, 2009	$1.80	$1.15
January 31, 2009	$1.92	$1.60
October 31, 2008	$1.63	$1.20
July 31, 2008	$1.60	$1.15
April 30, 2008	$1.95	$1.40
January 31, 2008	$2.22	$1.58
October 31, 2007	$1.85	$1.25

Yearly
July 31, 2009	$2.27	$1.15
July 31, 2008	$2.21	$1.20
July 31, 2007	$2.75	$1.01
July 31, 2006	$4.70	$1.65
July 31, 2005	$4.30	$1.79

The Company’s common shares began trading on the OTCQX International market on June 23, 2009, with the trading symbol of “HXBPF”.

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

The Company’s common shares began trading on the OTCQX International Market, based in New York, on June 23, 2009, with the trading symbol of “HXBPF”.

9.B.  Plan of Distribution

Not Applicable.

9.C.  Markets

The Company’s common shares trade on the Toronto Stock Exchange in Canada and on the OTCQX International market in the United States. In addition, although the Company did not seek to be listed on the Berlin-Bremen, Frankfurt, Munich, Stuttgart and XETRA stock exchanges in Europe, the Company’s common shares trade on these exchanges.

9.D.  Selling Shareholders

Not Applicable.

9.E.  Dilution

Not Applicable.

9.F.  Expenses of the Issue

Not Applicable.

ITEM 10.   ADDITIONAL INFORMATION

10.A.  Share Capital

Not Applicable.

10.B.  Memorandum and Articles of Association

Helix BioPharma Corp. was originally formed upon the amalgamation of International Helix Biotechnologies Inc. and Intercon Pharma Inc. pursuant to Articles of Amalgamation on July 31, 1995 under the CBCA. In January 2000, the shareholders of the Company amended the articles of the Company by special resolution to reduce the minimum number of directors from six to five. In January 2006, the shareholders of the Company amended the articles of the Company by special resolution to grant authority to the Board to appoint one additional director, at any time until the Company’s next annual general meeting following the amendment, to hold office until such annual general meeting. In January 2007, the shareholders of the Company amended the articles of the Company by special resolution to grant authority to the Board to appoint one or more additional directors, at any time, to hold office until the Company’s next annual general meeting following the appointment, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders. In April 2008, the Company completed a short-form vertical amalgamation with four wholly-owned subsidiaries pursuant to Articles of Amalgamation registered April 30, 2008.

The Board has repealed the former By-Law No. 1 of the Company, as amended, and has adopted new By-Law No. 1 (2009), subject to confirmation by the shareholders at the Company’s 2009 annual shareholders’ meeting.  If the new by-law is not confirmed by shareholders, then the former by-law will again become effective. There are no substantive differences between the new by-law and the former by-law regarding the matters discussed in this Item 10. -  Additional Information.

10.B.1.  Register, Entry Number and Purposes

Our current Certificate and Articles of Amalgamation were registered on April 30, 2008. Our corporation number in Canada is 447631-0. Neither the Certificate nor the Articles of Amalgamation contain a statement of the Company’s objects and purposes.

10.B.2.  Directors’ Powers

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

10.B.3.  The Rights, Preferences and Restrictions Attaching to Each Class of the Company’s Shares

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

10.B.4.  Procedures to Change the Rights of Shareholders

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

10.B.5.  Ordinary and Extraordinary Shareholders’ Meetings

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

10.B.6.  Limitations on Rights to Own Securities

No share may be issued until it is fully paid.

Neither Canadian law nor our articles or by-laws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister on an annual basis ($312 million for 2009). A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

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

In accordance with the provisions of the Competition Act (Canada”) an investment giving rise to the acquisition or establishment, directly or indirectly, by one or more persons of control over or a significant interest in the whole or a part of a business of a competitor, supplier, customer or other person may be subject to substantive review by the Commissioner of Competition, the officer responsible for administering the Competition Act.

Under the Competition Act (Canada), a pre-merger notification must be submitted to the Commissioner of Competition under that Act in respect of proposed transactions that exceed certain financial and other threshholds.  If notice must be given, it must be provided within legally-mandated time periods.  The Commissioner may then take several courses of action including taking no action, requesting additional information or documentation or challenging the transaction by referring it to the Competition Tribunal, which may result in an order under the Competition Act requiring the parties not to proceed with the transaction.

10.B.7.  Impediments to Change of Control

There are no provisions of our articles or by-laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

10.B.8.  Shareholder Ownership Disclosure Threshold in Bylaws

Neither our articles nor by-laws contain a provision governing the ownership threshold above which shareholder ownership must be disclosed.

10.B.9.  Significant Differences with Applicable U.S. Law

With respect to items 2 through 8 above, the corporate law applicable to the Company is not significantly different from that provided under the corporation law statutes in most U.S. jurisdictions.

10.B.10.  Special Conditions for Changes in Capital

The conditions imposed by the Company’s Articles of Amalgamation are not more stringent than required under the CBCA.

10.C.  Material Contracts

Summaries of the material contracts referred to in Exhibits 4.1 – 4.16 are included in this Annual Report under ITEM 4.B. – Important Business Developments, ITEM 6.B. – Compensation – Senior Management Compensation and ITEM 6.E. – Stock Options. The contracts referred to in Exhibits 4.17 and 4.18 relate to the Company’s private placement on September 8, 2009 (the “Placement”) of 6,625,000 units at $2.05 per unit, one being the Form of Subscription Agreement for the Placement and the other being a Finder’s Agreement (“Finder’s Agreement”), entered into between the Company and ACM Alpha Consulting Management Est. (“ACM”). Pursuant to the Finder’s Agreement, ACM received a fee of 12.5% of the proceeds of the Placement, and also receives a fixed monthly amount of 30,000 Swiss Francs to cover all its reasonable out-of-pocket expenses. The agreement terminates on December 31, 2009.

10.D.  Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed in ITEM 10.E – Taxation below.

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

A U.S. Holder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of common shares, provided that the shares do not constitute “taxable Canadian property” to the U.S. Holder at the time of disposition. Generally, common shares will not constitute taxable Canadian property to a U.S. Holder provided that such shares are listed on a designated stock exchange (which currently includes the TSX) at the time of the disposition and, during the 60-month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with all such persons has not owned 25% or more of the issued shares of any series or class of the Company’s capital stock.

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

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences of acquiring, owning and disposing of our common shares.

In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws or the possible application of U.S. federal gift or estate taxes.

Each holder of our common shares is advised to consult its own tax advisor with respect to the specific tax consequences to it of acquiring, owning or disposing of our common shares, including the applicability and effect of federal, state, local and foreign income tax and other laws to its particular circumstances.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our common shares, including any non-U.S. taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in our common shares and, to the extent in excess of such tax basis, will be treated as gain from the sale or exchange of our common shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

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

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any non-U.S. taxes withheld therefrom) generally will be includible in the income of a U.S. Holder in a U.S. Dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. Dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. Dollar, which will generally be U.S. source ordinary income or loss.

U.S. Holders will have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of non-U.S. income taxes which may be claimed as a credit in any taxable year is subject to complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on our common shares if such U.S. Holder has not held the common shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the common shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes.

Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our common shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis in such common shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. Dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of common shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2010). Gains recognized by a U.S. Holder on a sale, exchange or other disposition of common shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of common shares generally is allocated to U.S. source income. The deductibility of capital losses recognized on the sale, exchange or other disposition of common shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of common shares and converts the foreign currency into U.S. Dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. Dollar, which will generally be U.S. source ordinary income or loss.

Passive Foreign Investment Company Status

We would be a passive foreign investment company (a “PFIC”) if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries in which we own at least 25 percent (by value) of the stock) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our common shares (including gain deemed recognized if the common shares are used as security for a loan) and upon receipt of certain “excess distributions” (generally, distributions that exceed 125% of the average amount of distributions in respect to such common shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) with respect to our common shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the common shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC. Tax would be computed at the highest ordinary income tax rate in effect for each other taxable year period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our common shares from decedents (other than nonresident aliens) would be denied the normally available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the lesser of the decedent’s tax basis or the fair market value of such shares on the date of the decendent’s death.

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

We believe we were not a PFIC for the year ending July 31, 2009 and do not expect to be classified as a PFIC for the year ending July 31, 2010. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending July 31, 2010 or in a future taxable year. We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year.

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

10.F.  Dividends and Paying Agents

Not Applicable.

10.G.  Statement by Experts

Not Applicable.

10.H.  Documents on Display

The Company’s documents can be viewed at its Canadian office, located at: 305 Industrial Parkway South, #3, Aurora, Ontario, Canada, L4G 6X7. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549.

10.I.  Subsidiary Information

See ITEM 4.C – Organizational Structure.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency and interest rate risk); credit risk; and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management (the identification and evaluation of financial risk) is carried out by the finance department, in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

The Company does not currently have any long-term debt and the Company does utilize interest rate swap contracts to hedge against interest rate swaps. In addition, the Company does not use financial instruments for trading purposes and is not party to any leverage derivatives. The Company also does not currently engage in hedging transactions.

Currency Risk

The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and U.S. dollar. Foreign exchange risks arise from the foreign currency translation of the Company’s integrated foreign operation in Ireland. The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euro dollars, which are currently used to fund clinical trials of Topical Interferon Alpha-2b in Europe. In addition, foreign exchange risks arise from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. The Company also receives a revenue stream from royalties denominated in Euro dollars from the license of the Company’s Klean-PrepTM to Helsinn-Birex Pharmaceuticals Ltd., a subsidiary of Helsinn Healthcare SA, a Swiss company.

The Company’s main objective in managing its foreign exchange risk has been to maintain sufficient Euro dollars on hand to support Euro forecasted cash flows in support of ongoing clinical trials of Topical Interferon Alpha-2b in Europe as well as a hedge against purchase transactions denominated in Euro dollars. The Company has generally maintained minimal cash balances denominated in U.S. dollars due to the Canadian dollar’s appreciation against the U.S. dollar and the small amount of purchase transactions denominated in U.S. dollars. As the Company expands its research and development programs, some of these contracted services are being denominated in U.S. dollars. The Company is currently assessing its objectives, as it relates to U.S. denominated foreign exchange transactions, in light of the ongoing weakness of the U.S. dollar against the Canadian dollar and other world currencies.

Although any fluctuation in the exchange rates of the foreign currencies listed above could have a significant impact on the Company’s results from operations, the fluctuations would not impair or enhance the ability of the Company to pay its foreign-denominated expenses.

Interest Rate Risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents. The impact of interest rate fluctuations will vary as the amount of cash and cash equivalents the Company holds, changes. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

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

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.   RESERVED

Not Applicable.

ITEM 15T  CONTROLS AND PROCEDURES

15T.A           Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that the appropriate decisions can be made regarding public disclosure. As at July 31, 2009, the Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission).

Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as at July 31, 2009, due to the material weaknesses in internal controls over financial reporting, as set out below, the Company’s disclosure controls and procedures  are not effective in providing reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that the appropriate decisions can be made regarding public disclosure.

Management has specifically identified material weaknesses described in the “Management’s Annual Report on Internal Control over Financial Reporting” section below.

Management believes, based on its knowledge, that (i) this report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements not misleading, in light of the circumstances under which they were made, with respect to the period covered by this report and, (ii) the financial statements, and other financial information included in this report, fairly present in all material respects our financial condition, results of operations and cash flows at, and for, the periods presented in this report.

15T.B           Management’s Annual Report on Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements and/or fraud. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the design and operating effectiveness of internal controls over financial reporting as at July 31, 2009. In making this assessment, we used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that internal control over financial reporting was not operating effectively as of July 31, 2009.  Management has identified the material weaknesses noted below:

(i) The Company has insufficient personnel with an appropriate level of technical accounting knowledge, experience and training to ensure complex and non-routine transactions are accounted for in accordance with GAAP.  This control deficiency, which is pervasive in nature, creates a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis.

(ii) The Company does not have a sufficient number of personnel to enable effective segregation of duties over the preparation of financial statements and related note disclosures. Specifically, all complex and non-routine accounting and taxation matters are handled directly by the CFO, with no other internal review, as there are no other senior executives who have significant financial accounting or taxation background, and therefore, may not have the necessary knowledge or skill to perform a detailed review of the CFO’s work.   In addition, certain other personnel with financial transaction initiation and reporting responsibilities had incompatible duties that allowed for note disclosures without adequate independent review.  This control deficiency, which is pervasive in nature, did result in adjustments to note disclosures in the financial statements and creates a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis.

The above control deficiencies, which are pervasive in impact, resulted in adjustments to the financial statements, which on their own and in total were not material in nature.  Nevertheless, there is a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting and Planned Remediation Activities

During the second half of fiscal 2009, the Company hired a Controller as a stepped solution to deal with the issue associated with absolute segregation of duties.

Any future changes in either the number or level of in-house technical expertise, to address all possible complex and non-routine accounting transactions, will be dependant upon the growth, complexity and stage of development of the Company’s operations.

Management will continue to review internal controls and procedures and, if appropriate, implement changes to its current internal control processes in an attempt to reduce or eliminate material weaknesses in the future.

ITEM 16.   RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that W. Thomas Hodgson satisfies the criteria of “audit committee financial expert” and is independent in accordance with The NASDAQ stock exchange listing rule 5605(a)(2).

ITEM 16B.  CODE OF ETHICS

The Board has adopted a written Code of Business Conduct and Ethics for Directors, Officers and Employees. The Company’s Code of Business Conduct and Ethics for Directors, Officers and Employees may be inspected on the Company’s website at: www.helixbiopharma.com.

ITEM 16C.   PRINCIPLE ACCOUNTING FEES AND SERVICES

The aggregate amounts billed by our auditors to us for each of the fiscal years 2009 and 2008 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

Item	2009		2008
	Amount	Percentage	Amount	Percentage
Audit-Fees	$110,000	23.5%	$89,000	30.5%
Audit-Related Fees	$0	0.0%	$0	0.0%
Tax Fees(1)	$9,200	2.0%	$23,000	7.8%
All Other Fees(2)	$348,000	74.5%	$180,500	61.7%
Total	$467,200	100.0%	$292,500	100.0%

(1)	“Tax fees” consist of fees for tax consultation and tax compliance services.
(2)	“Other Fees” consist principally of fees associated with the filing of a Form 20-F registration statement with the SEC.

Our auditor is KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, Toronto, Ontario M2P 2H3.

All audit and non-audit services performed by our auditors are pre-approved by our Audit Committee.

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor, to our knowledge, any affiliated purchaser has made any purchases of our registered shares during the last fiscal year.

ITEM 16F.        CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.        CORPORATE GOVERNANCE

Not Applicable.

ITEM 17.   FINANCIAL STATEMENTS

The Company’s consolidated financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in Note 20 to the consolidated financial statements.

The consolidated financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report and are incorporated by reference herein. The audit report of KPMG LLP, independent registered public accounting firm, is included herein immediately preceding the audited consolidated financial statements.

a.           Audited Financial Statements

Report of Independent Registered Public Accounting Firm, dated October 20, 2009.

Consolidated Balance Sheets at July 31, 2009 and 2008.

Consolidated Statements of Operations and Comprehensive Loss for the years ended July 31, 2009, 2008 and 2007.

Consolidated Statements of Cash Flows for the years ended July 31, 2009, 2008 and 2007.

Notes to Consolidated Financial Statements.

ITEM 18.   FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19.   EXHIBITS

1.1	Certificate and Articles of Amalgamation, incorporated herein by reference to Exhibit 1.1 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009
1.2	Amended and Restated Bylaws, incorporated herein by reference to Exhibit 1.2 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009
1.3	By-Law No. 1 (2009)
4.1
L-DOS47 cGMP Process Development, Scale Up and Clinical Supplies Manufacturing Agreement, between the Company and BioVectra, dated May 4, 2008, incorporated herein by reference to Exhibit 4.1 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009†

4.2
Topical Interferon Alpha-2b GMP Process Development, Scale Up and Clinical Supplies Manufacturing Agreement, between the Company and CPL, dated April 3, 2008, incorporated herein by reference to Exhibit 4.2 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009†

4.3
Technology License Agreement between the Company and NRC, dated April 28, 2005, incorporated herein by reference to Exhibit 4.3 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009†

4.4
Material Transfer and License Option Agreement, between the Company and Schering Corporation, dated December 18, 2000, incorporated herein by reference to Exhibit 4.4 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009†

4.5
Employment Agreement with Heman Chao, dated August 6, 2008, incorporated herein by reference to Exhibit 4.5 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009

4.6	Amendment to Employment Agreement with Heman Chao, dated October 1, 2009
4.7
Employment Agreement with Photios (Frank) Michalargias, dated August 6, 2008, incorporated herein by reference to Exhibit 4.6 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009

4.8	Amendment to Employment Agreement with Photios (Frank) Michalargias, dated October 1, 2009
4.9
Employment Agreement with John M. Docherty, dated August 6, 2008, incorporated herein by reference to Exhibit 4.7 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009

4.10	Amendment to Employment Agreement with John M. Docherty, dated October 1, 2009
4.11
Employment Agreement with Donald H. Segal, dated August 6, 2008, incorporated herein by reference to Exhibit 4.8 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009

4.12	Amendment to Employment Agreement with Donald H. Segal, dated October 1, 2009
4.13	Form of Indemnity Agreement
4.14
Form of Stock Option Agreement for December 17, 2008 Plan (Standard), incorporated herein by reference to Exhibit 4.10 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009

4.15
Form of Stock Option Agreement for December 17, 2008 Plan (Directors Only), incorporated herein by reference to Exhibit 4.11 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009

4.16	Stock Option Plan, implemented December 17, 2008, incorporated herein by reference to Exhibit 4.12 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009
4.17	Form of Subscription Agreement between the Company and the subscribers to the Company’s private placement on September 8, 2009 of 6,625,000 units at $2.05 per unit
4.18	Finder’s Agreement dated July 1, 2009 between the Company and ACM Alpha Consulting Management Est. relating to the Company’s private placement on September 8, 2009 of 6,625,000 units at $2.05 per unit
4.19	Employment Agreement with William H. Chick, dated July 25, 1997
4.20	Amendment to Employment Agreement with William H. Chick, dated October 1, 2009
8.1	List of Subsidiaries: See ITEM 4.C - Organizational Structure.
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Audit Committee Charter
†           Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and
     Exchange Commission pursuant to a confidential treatment request.

*           This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

WHERE TO FIND ADDITIONAL INFORMATION

We file reports and other information with SEC located at 100 F Street NE, Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. Further, we file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

             HELIX BIOPHARMA CORP.

                                     /s/ Donald H. Segal
             Donald H. Segal
             Chairman and Chief Executive Officer

Date: October 29, 2009

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The accompanying consolidated financial statements of Helix BioPharma Corp. and other financial information contained in this annual report are the responsibility of management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using management’s best estimates and judgments, where appropriate. In the opinion of management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

To assist management in discharging these responsibilities, the Company maintains an effective system of procedures and internal controls which is designed to provide reasonable assurance that its assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with management’s authorization and that the financial records form a reliable base for the preparation of accurate and reliable financial information.

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

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, which has full and unrestricted access to the Audit Committee. KPMG’s report on the consolidated financial statements is presented herein.

/s/ Donald H. Segal	/s/ Photios (Frank) Michalargias
Donald H. Segal	Photios (Frank) Michalargias
Chief Executive Officer	Chief Financial Officer

October 20, 2009

KPMG LLP	Telephone (416) 228-7000
Chartered Accountants	Telefax (416) 228-7123
Yonge Corporate Centre	www.kpmg.ca
4100 Yonge Street, Suite 200
North York, ON, M2P 2H3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Helix BioPharma Corp.

We have audited the accompanying consolidated balance sheets of Helix BioPharma Corp. (the “Company”) as of July 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended July 31, 2009.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respect, the financial position of the Company as of July 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2009 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 20 to the consolidated financial statements.

As discussed in note 4 to the consolidated financial statements, effective August 1, 2008, the Company adopted The Canadian Institute of Chartered Accountants’ Handbook Section 1506, Accounting Changes, Section 1535, Capital Disclosures, Section 3031, Inventories, Section 3862, Financial Instruments –Disclosure and Section 3863, Financial Instruments – Presentation.  The effect to these changes is discussed in note 4 to the consolidated financial statements.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
October 20, 2009

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

HELIX BIOPHARMA CORP.
Consolidated Balance Sheets
As of July 31, 2009 and 2008 (In thousands of Canadian dollars)

	2009	2008
Assets

Current assets:
Cash and cash equivalents	$14,494	$19,057
Accounts receivable	1,053	349
Inventory	858	458
Prepaid and other expenses	1,049	446
	17,454	20,310
Investment (notes 4 and 5)	56	95

Capital assets (note 6)	1,809	1,151

Intangible assets (note 7)	–	110
	$19,319	$21,666
Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$1,299	$598
Accrued liabilities	834	546
Deferred lease credit	25	–
	2,158	1,144
Deferred lease credit – non current:	98	–

Shareholders’ equity (note 8):	17,063	20,522

Future operations (note 1)
Commitments and contingencies (note 9)
Subsequent events (note 19)
	$19,319	$21,666

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

/s/ Donald H. Segal Donald H. Segal, Chair, Board of Directors	/s/ W. Thomas Hodgson W. Thomas Hodgson, Chair, Audit Committee

HELIX BIOPHARMA CORP.
Consolidated Statements of Operations and Comprehensive Loss
Years ended July 31, 2009, 2008 and 2007 (In thousands of Canadian dollars, except per share amounts)

	2009	2008	2007
Revenue:
Product revenue	$3,244	$2,952	$2,764
License fees and royalties	597	639	512
Research and development contract	–	–	148
	3,841	3,591	3,424
Expenses:
Cost of sales	1,516	1,239	1,139
Research and development	10,322	5,064	4,116
Operating, general and administration	3,917	3,948	3,570
Sales and marketing	969	809	848
Amortization of intangible assets	12	16	159
Amortization of capital assets	274	254	287
Stock-based compensation	1,023	44	47
Interest income	(339)	(645)	(496)
Foreign exchange loss (gain)	133	(327)	(9)
Impairment of intangible assets	98	–	1,332
	17,925	10,402	10,993

Loss before income taxes	(14,084)	(6,811)	(7,569)

Income taxes (note 12)	18	153	105

Net loss for the year	(14,102)	(6,964)	(7,674)

Other comprehensive loss, net of tax:

Decrease in fair value of available-for-sale investments (net of tax of $nil)	(39)	(54)	–

Total comprehensive loss	$(14,141)	$(7,018)	$(7,674)

Loss per share (note 14):
Basic	$(0.27)	(0.16)	(0.22)
Diluted	(0.27)	(0.16)	(0.22)

Weighted average number of common shares used in the calculation of basic and diluted loss per share	52,001,636	42,469,362	35,615,335

Consolidated Statements of Deficit
Years ended July 31, 2009, 2008 and 2007 (In thousands of Canadian dollars)

	2009	2008	2007
Net loss for the year	$(14,102)	$(6,964)	$(7,674)
Deficit, beginning of year	(58,692)	(51,728)	(44,054)
Deficit, end of year	$(72,794)	$(58,692)	$(51,728)

See accompanying notes to consolidated financial statements.

HELIX BIOPHARMA CORP.
Consolidated Statements of Cash Flows
Years ended July 31, 2009, 2008 and 2007 (In thousands of Canadian dollars)

Cash provided by (used in):	2009	2008	2007

Operating activities:
Loss for the year	$(14,102)	$(6,964)	$(7,674)
Items not involving cash:
Amortization of capital assets	274	254	287
Amortization of intangible assets	12	16	159
Deferred lease credit	123	-	-
Stock-based compensation	1,023	44	47
Impairment of intangible assets	98	-	1,332
Foreign exchange loss (gain)	133	(327)	(9)
Change in non-cash working capital:
Accounts receivable	(704)	553	(24)
Inventory	(400)	81	(121)
Prepaid and other expenses	(603)	(259)	(27)
Accounts payable and accrued liabilities	989	(395)	(49)
	(13,157)	(6,997)	(6,079)
Financing activities:
Proceeds from the issue of warrants and common shares, net of issue costs	9,659	14,614	6,480
	9,659	14,614	6,480
Investing activities:
Redemption (purchase) of short-term investments, net	–	–	6,640
Purchase of capital assets	(932)	(266)	(63)
	(932)	(266)	6,577

Effect of exchange rate changes on cash and cash equivalents	(133)	327	9
Increase (decrease) in cash and cash equivalents	(4,563)	7,678	6,987

Cash and cash equivalents, beginning of year	19,057	11,379	4,392

Cash and cash equivalents, end of year	$14,494	$19,057	$11,379

Supplemental cash flow information:

Interest received	$349	$652	$496
Interest paid	1	1	2
Income taxes paid	82	4	–

See accompanying notes to consolidated financial statements.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2009, 2008 and 2007
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

2.      Basis of presentation

The consolidated financial statements presented have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. These consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.  While the Company estimates it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.  On September 8, 2009 the Company announced the completion of a private placement for gross proceeds of $13.6 million as disclosed in note 19.

3.      Significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

(a)  Principles of consolidation
The consolidated financial statements include the assets and liabilities and results of operations of all subsidiaries and variable interest entities (“VIEs”) where the Company is the primary beneficiary, after elimination of intercompany transactions and balances.  VIEs are entities in which equity investors do not have controlling financial interest or the equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by other parties.  The Company does not have any investments in VIEs.

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

(c)  Cash and cash equivalents
The Company considers cash on hand, deposits in banks and bank term deposits with maturities of 90 days or less as cash and cash equivalents.

(d)  Inventory
Inventory consisting of finished goods is valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.  In determining the net realizable value, the Company considers factors such as yield, turnover, expected future demand and past experience.  Cost includes the cost to purchase the products.  The total amount of inventories recognized as an expense (cost of sales) during the year was $1,332,000, (2008 – $1,080,000; 2007 – $1,139,000).  There were no write-downs or reversal of write-downs of inventory recognized as an expense (cost of sales) during the year.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2009, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Effective August 1, 2008, the Company adopted CICA Handbook Section 3031, Inventories, as described in note 4(d).

(e)  Capital assets
Capital assets are recorded at cost less accumulated amortization.  Amortization is provided using the following methods and annual rates:

Asset	Basic	Rate

Research, manufacturing and computer equipment	Declining balance	20% - 30%
Furniture and fixtures	Declining balance	20% - 30%
Leasehold improvements	Straight line over lease term	Lease term

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

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2009, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(k)  Intangible assets
Intangible assets consist of acquired technology under development and patents.  Intangible assets are amortized at the shorter of their remaining legal or contractual life and their estimated useful life on a straight-line basis as follows:

Patents                                                          15 - 20 years

The amortization method and estimate of the useful life of intangible assets are reviewed annually, and tested for impairment in accordance with (m) below.

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

(m)  Impairment of long-lived assets
The Company’s long-lived assets include capital assets and intangible assets with finite lives.  The Company considers a two-step process to determine whether there is impairment of long-lived assets held for use.  The first step determines when impairment is recognized while the second measures the amount of the impairment.  An impairment loss is recognized when the carrying amount on a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.  To test for and measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent.  The Company reviews long lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.  The Company tested long lived assets with finite useful lives for impairment during the year ended July 31, 2009 and recorded an impairment charge of $98,000 (2008 – $nil; 2007 – $1,332,000) related to patents.

(n)  Recent Canadian accounting pronouncements not yet adopted

(i)	International financial reporting standards (“IFRS”):
In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011.  The Company's first annual IFRS financial statements will be for the year ending July 31, 2011 and will include the comparative period of fiscal 2010.

The Company is completing a preliminary assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP, however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements. As this assessment is finalized, the Company intends to disclose such impacts in its future consolidated financial statements.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and as a result, the final impact of IFRS on the Company's consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

(ii)	Business combinations:
In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2009, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is effective for the Company on August 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

(iii)	Consolidated financial statements:
In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company on August 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

(iv)	Non-controlling interests:
In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on August 1, 2011. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

(v)	Goodwill and intangible assets:
In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets.  Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets, and is effective for the Company on August 1, 2009. The Company is currently assessing the impact of this section on its consolidated financial position and results of operation.

(vi)	Financial Instruments - Disclosures:
In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures ("Section 3862"), to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based in inputs that are not based on observable market data. The amendments to Section 3862 are effective for the Company on August 1, 2009.

4.      Change in accounting policies

Effective August 1, 2008, the Company adopted the new accounting standards that were issued by The Canadian Institute of Chartered Accountants (CICA): Handbook Section 1400 “General standards on financial statement presentation”, Handbook Section 1506 “Accounting Changes”, Handbook Section 1535 “Capital Disclosures”, Handbook Section 3031 “Inventories”, Handbook Section 3862 “Financial Instruments – Disclosures” and Handbook Section 3863 “Financial Instruments – Presentation”

(a)	General standards on financial statement presentation:
Section 1400 includes requirements to assess and disclose an entity’s ability to continue as going concern, as disclosed in note 2.  The adoption of this change did not have an impact on the Company’s consolidated financial statements.

(b)	Accounting changes:
Section 1506, Accounting Changes allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information; requires changes in accounting policy to be applied retrospectively unless doing so is impracticable; requires prior period errors to be corrected retrospectively; and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The adoption of this standard did not have any impact on the Company's consolidated financial statements.

(c)	Capital Disclosures:
Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed.  It requires the disclosure of information about: (i) an entity’s objectives, policies and processes for managing capital; compliance with any capital requirements; and if it has not complied, the consequences of such non-compliance.  The Company has included disclosures recommended by Section 1535 in note 10 of these consolidated financial statements.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2009, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(d)	Inventories:
Section 3031 introduces significant changes to measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost or net realizable value, the allocation of overhead based on normal capacity, the use of a specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, and the reversal of previous write-downs to net realizable value when there is subsequent increase in the value of inventories.  Inventory carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.  The Company’s cost of inventories is comprised of all laid down costs and are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.  The Company adopted the standard on a prospective basis.  This section did not have a material impact on the Company’s consolidated financial statements.

(e)	Financial Instruments:
Section 3862 on Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation increase the emphasis on risk associated with both recognized and unrecognized financial instruments and how these risks are managed.  Section 3863 replaces Section 3861, Financial Instruments – Disclosure and Presentation.  The new disclosure requirements pertaining to these Sections are contained in note 11 of these consolidated financial statements.

(f)	Credit risk and fair value of financial assets and financial liabilities:
In January 2009, the CICA issued EIC Abstract 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this change did not have an impact on the Company’s consolidated financial statements.

5.      Investment

The investment in shares of Orchid is categorized as available-for-sale.  At July 31, 2009, the Company owns 29,678 common shares in Orchid (2008 – 29,678 common shares).  Orchid’s common shares trade on the NASDAQ, under the ticker symbol ORCH.  The closing trading price of Orchid’s common shares was US$1.75 per share at July 31, 2009 (2008 – US$3.19 per share).

6.      Capital Assets

		2009			2008
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Research equipment	$2,908	$2,088	$820	$2,798	$1,914	$884
Manufacturing equipment	438	21	417	–	–	–
Leasehold improvements	359	6	353	–	–	–
Computer equipment	737	567	170	721	504	217
Furniture and fixtures	153	104	49	144	94	50
	$4,595	$2,786	$1,809	$3,663	$2,512	$1,151

7.      Intangible assets

		2009			2008
	Cost	Accumulated amortization	Net book Value	Cost	Accumulated amortization	Net book value
Patents	911	911	–	911	801	110

The Company assessed the recoverability of intangible assets by determining whether the carrying value of such assets can be recovered through undiscounted future cash flows. As the undiscounted future cash flows associated with the customer contracts were less than the carrying amount, the excess of the carrying amount over the fair value determined based on discounted future cash flows was recorded as an impairment charge of $98,000 to the consolidated statement of operations.  For the year ended July 31, 2009, the Company recorded intangible amortization of $12,000 (2008 – $16,000; 2007 – $159,000).

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2009, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

8.      Shareholders’ Equity:

	Common shares		Share purchase warrants
	Amount	Number	Amount	Number	Options	Contributed Surplus	Deficit	Accumulated other comprehensive income (loss)	Total shareholders Equity

Balances, July 31, 2006	$51,944	32,685,335	$636	7,910,609	$3,602	$1,753	$(44,054)	$–	$13,881
Net loss for the year	–	–	–	–	–	–	(7,674)	–	(7,674)
Other comprehensive income (loss)	–	–	–	–	–	–	–	–	–
Common stock, issued	5,406	3,650,000	–	–	–	–	–	–	5,406
Warrants, issued	–	–	1,074	3,650,000	–	–	–	–	1,074
Warrants expired, unexercised	–	–	(193)	(2,415,000)	–	193	–	–	–
Stock-based compensation	–	–	–	–	47	–	–	–	47
Stock options, exercised	–	–	–	–	–	–	–	–	–
Stock options expired, unexercised	–		–	–	(14)	14	–	–	–
Balances, July 31, 2007:
As previously reported	57,350	36,335,335	1,517	9,145,609	3,635	1,960	(51,728)	–	12,734
Changes in accounting policy related to financial instruments (note 4(f)(ii))	–	–	–	–	–	–	–	148	148
Balances, July 31, 2007:
As revised	57,350	36,335,335	1,517	9,145,609	3,635	1,960	(51,728)	148	12,882
Net loss for the year	–	–	–	–	–	–	(6,964)	–	(6,964)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(54)	(54)
Common stock, issued	14,614	10,040,000	–	–	–	–	–	–	14,614
Warrants, issued	–	–	–	–	–	–	–	–	–
Warrants expired, unexercised	–	–	(1,517)	(9,145,609)		1,517	–	–	–
Stock-based compensation	–	–	–	–	44	–	–	–	44
Options, exercised	–	–	–	–	–	–	–	–	–
Options, exercised, unexercised	–	–	–	–	(448)	448	–	–	–
Balances, July 31, 2008	$71,964	46,375,335	$–	–	$3,321	$3,925	$(58,692)	$94	$20,522
Net loss for the year	–	–	–	–	–	–	(14,102)	–	(14,102)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(39)	(39)
Common stock, issued	9,612	6,800,000	–	–	–	–	–	–	9,612
Warrants, issued	–	–	47	3,400,000	–	–	–	–	47
Warrants, expired, unexercised	–	–	–	–	–	–	–	–	–
Stock-based compensation	–	–	–	–	1,023	–	–	–	1,023
Options, exercised	–	–	–	–	–	–	–	–	–
Options, exercised, unexercised	–	–	–	–	(867)	867	–	–	–
Balances, July 31, 2009	$81,576	53,175,335	$47	3,400,000	$3,387	$4,792	$(72,794)	$55	$17,063

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

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2009, 2008 and 2007
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

On March 31, 2008, 9,145,609 share purchase warrants expired unexercised.

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

As at July 31, 2009 the Company had 53,175,335 common shares, and 3,400,000 whole common share purchase warrants issued and outstanding.  Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $2.36 until 5pm (Toronto time) on October 1, 2011.

(c)	Stock options:

(i)
The Company’s shareholders adopted a new stock option plan at the annual general meeting held on December 16, 2008 reserving up to 10% of the Company’s outstanding common stock for granting to directors, officers and employees of the Company or any person or company engaged to provide ongoing management or consulting services.  Based on the Company’s current issued and outstanding common shares as at July 31, 2009, options to purchase up to 5,317,533 common shares may be granted under the plan.  As at July 31, 2009, options to purchase a total of 3,564,000 shares have been issued and are outstanding under the plan.  Options are granted at the fair market value of the Company’s stock at the grant date, vest at the discretion of the Board, and may have terms of up to 10 years.

(ii)	Issued and outstanding

	2009		2008
	Number	Weighted average exercise price per share	Number	Weighted average exercise price per share
Outstanding, beginning of year	2,030,500	$2.45	3,272,500	$3.41
Granted	2,070,000	1.68	–	–
Exercised	–	–	–	–
Forfeited/expired	(536,500)	2.46	(1,242,000)	5.01
Outstanding, end of year	3,564,000	$2.00	2,030,500	$2.45
Exercisable, end of year	2,015,250	$2.24	2,030,500	$2.45

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2009, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table provides information on options outstanding and exercisable as of July 31, 2009:

Exercise Price	Weighted average remaining contractual life (in years)	Number of options outstanding	Number of options exercisable
$1.68	7.38	2,065,000	516,250
$2.00	0.91	840,500	840,500
$3.00	2.00	658,500	658,500
		3,564,000	2,015,250

(iii)	Stock-based compensation
For the year ended July 31, 2009, the Company granted 2,070,000 stock options (2008 – nil; 2007 – nil), with a fair value of $2,525,400 (2008 – $nil; 2007 – nil) and 517,500 (2008 – 30,556; 2007 – 33,333) stock options vested with a fair value of $631,350 (2008 – $44,000; $2007 – $47,000).

The Black-Scholes option pricing model was used to estimate the fair value of the options at the grant date based on the following assumptions:

	Volatility	Risk Free Interest Rate	Expected Life	Dividend Yield
2009	64.30%	2.44%	8 years	0.00%
2008	–%	–%	– years	–%
2007	–%	–%	– years	–%

9.      Commitments and contingencies

The Company’s commitments are summarized as follows:

	2010	2011	2012	2013	2014	2015 and beyond	Total
Royalty and in-licensing	$10	$10	$10	$10	$10	$100	$150
Clinical research organizations	958	354	–	–	–	–	1,312
Contract manufacturing organizations	671	–	–	–	–	–	671
Collaborative research organizations	934	261	–	–	–	–	1,195
Purchases of inventory	935	761	–	–	–	–	1,696
Operating leases	381	224	102	102	93	–	902
Consulting	277	–	–	–	–	–	277
	$4,166	$1,610	$112	$112	$103	$100	$6,203

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

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2009, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(iii)
Pursuant to an agreement dated July 10, 2000, the Company pays a sliding scale percentage based fee to RFB Associates (“RFB”) in the event a healthcare acquisition or product license is consummated between the Company and a company introduced by RFB.  As a result of introducing the Company to Anika Therapuetics which resulted in the finalizing of an in-license arrangement for the rights to distribute Anika Therapeutic’s product in Canada, the company pays RFB percentage based fee.  The fee is 5% of the consideration paid to Anika by the Company, up to and including $1,000,000; plus 4% in excess of $1,000,000 and up to $2,000,000; plus 3% in excess of $2,000,000 and up to $3,000,000; plus 2% in excess of $3,000,000 and up to $4,000,000; plus 1% in excess of $4,000,000.  The agreement is subject to a minimum royalty of $25,000 and can be terminated by either party on thirty days prior notice except for any fees associated to an arrangement which was previously consummated.

(iv)
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

(v)
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

(vi)
A Royalty Sharing Agreement dated September 24, 1998 with the Vaccine and Infectious Disease Organization (“VIDO”) applies to those patents and other intellectual properties, which the parties agree, may be made subject to the agreement from time to time.  VIDO will have the right to exploit such property in the animal health care industry, and the Company will have the right to exploit such property in the human health care industry, with each party having the right to receive one-third of the license fees, royalties or other revenue generated from the area exploited by the other.  In the case of direct product sales made by the Company or VIDO, the other party will be entitled to a royalty on the net sales revenue received by the selling party, at a royalty rate to be negotiated.  As no intellectual property has been made subject to the agreement, Helix is currently in the process of review the status of this agreement.

(vii)
Pursuant to a 20-year license agreement, expiring in 2017 (subject to earlier termination or extension in certain circumstances), to commercialize its proprietary Molecular Sensing Technology, the Company is committed to make a 5% royalty payment upon the commercial launch of the first product or on the net sales revenue of the products that employ or utilize the technology under the terms of the agreement and is subject to minimum royalties of $50,000 in the first and second year; $100,000 in the third and fourth year and $200,000 in the fifth and subsequent years.  In a sub-license royalty arrangement, the Company is committed to make a payment of 35% on the total value of all consideration received and any non-cash components.  The Company had previously sub-licensed this technology to a third party, however, the sub-licensee gave termination notice of the sub-license on September 19, 2008.

(viii)
Pursuant to the Company’s research agreement with the National Research Council of Canada (“NRC”) for research and development pertaining to the Company’s Heterodimer technologies, the Company is committed to a 1% royalty on sales revenue from all licensed products and services to the NRC.  The agreement is in the process of being terminated.

As at July 31, 2009, the Company has $150,000 (2008 – $36,000) in financial obligations outstanding related to royalty and in-licensing commitments.  To date, the Company has paid $141,000 under these agreements.

(b)     Clinical Research Organization (“CRO”) Commitments
(i)
The Company has three separate CRO supplier agreements,  whereby the CRO’s will provide collaborative services related to the management of a phase II clinical trial in Sweden and Germany for Topical Interferon Alpha-2b in patients with ano-genital warts, who are positive with HPV and the phase II pharmacokinetic study in Germany.

As at July 31, 2009, the Company accrued $102,000 (2008 – $22,000) for research services it had received and is committed to pay $1,312,000 for additional research services to be received.

(c)  Contract Manufacturing Organization (“CMO”) commitments
(i)
The Company has two separate CMO supplier agreements related to the Company’s Topical Interferon Alpha-2b program.  The one CMO agreement relates to the manufacturing of clinical trial kits to support the current phase II clinical trials of patients with

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2009, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

ano-genital wart clinical trials in Sweden and Germany and the phase II pharmacokinetic evaluation in patients with cervical dysplasia.  The second CMO agreement relates to the GMP scale-up manufacturing program in support of a planned Phase IIb and III trials in the United States and Europe respectively.

(ii)	The Company has three separate CMO supplier agreements related to the Company’s L-DOS47 program, all of which are inte-related in the scale-up of L-DOS47 in preparation for human clinical trials.

As at July 31, 2009, the Company accrued $90,000 (2008 – $79,000) for Contract Manufacturing services it had received and is committed to pay $671,000 for additional research services to be received.

(d)	Collaborative Research Organization Service Commitments
(i)
The Company has one Collaborative Research master service agreement relating to the Company’s L-DOS47 program.  The nature of the services includes assay development, animal studies ongoing future clinical sample analysis.

As at July 31, 2009, the Company accrued $36,000 (2008 – $19,000) for Collaborative Research Organizations services it had received and is committed to pay $1,195,000 for additional research services to be received.

(e)	Purchase commitments The Company has inventory purchase commitments of $1,696,000 with one supplier through to March 2011.

(e)	Operating lease commitments The Company owes $902,000 under various operating lease agreements with remaining terms of up to June 2014 for office and warehouse and research premises.

(f)	Consulting commitments The Company has entered into a consulting services arrangement for both research and development consulting services of $277,000 through fiscal 2010.

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

10.      Capital risk management

The Company’s main objectives when managing capital are to ensure the Company has the ability to advance its research and development programs, complete its clinical trials and meet its ongoing operating expenditures while maintaining a flexible capital structure.

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

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs, as well as capital market conditions and availability.

Based on the Company’s currently planned expenditures and assuming no unanticipated expenses, the Company estimates that its cash reserves will be sufficient to meet anticipated cash needs for working capital and capital expenditures for the next twelve months.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2009, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

11.      Financial risk management

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
The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and US dollar.  Foreign exchange risks arise from the foreign currency translation of the Company’s integrated foreign operation in Ireland.  The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euro dollars, which are currently used to fund clinical trials of Topical Interferon Alpha-2b in Europe.  In addition, foreign exchange risks arise from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies.  The Company also receives a revenue stream from royalties denominated in Euro dollars from the licence of the Company’s Klean-PrepTM to Helsinn-Birex Pharmaceuticals Ltd., a subsidiary of Helsinn Healthcare SA, a Swiss company.

The Company’s main objective in managing its foreign exchange risk has been to maintain sufficient Euro dollars on hand to support Euro forecasted cash flows in support of ongoing clinical trials of Topical Interferon Alpha-2b in Europe as well as a hedge against purchase transactions denominated in Euro dollars.  The Company has generally maintained minimal cash balances denominated in U.S. dollars due to the Canadian dollar’s rapid appreciation against the U.S. dollar and the small amount of purchase transactions denominated in U.S. dollars.  As the Company expands its research and development programs, some of these contracted services are being denominated in U.S. dollars.

Balances in foreign currencies at July 31, 2009 are as follows:

	Euro Dollars	U.S. Dollars	Pound Sterling
Cash and cash equivalents	1,777	207	–
Accounts receivable	331	–	–
Accounts payable and accrued liabilities	181	488	40

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

The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents.  The impact of interest rate fluctuations will vary as the amount of cash and cash equivalents the Company holds, changes.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

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
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.  The carrying value amount of financial assets recorded in the Company’s consolidated financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to credit risk.  Accounts receivable are net of allowance for doubtful accounts of $7,000 at July 31, 2009 (July 31, 2008 – $18,000).  The Company does not have a large customer base, which facilitates the monitoring of credit risk and credit standing of counterparties on a regular basis.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2009, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(c)	Liquidity risk:
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity by forecasting cash flow from operations and anticipated investing and financing activities.  In addition, management actively reviews and approves planned expenditures.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at July 31, 2009:

	Carrying amount	Less Than one year	Greater than one year
Accounts payable and accrued liabilities	$2,133	$2,121	$12

Since inception, the Company has financed its operations from public and private sales of equity proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. While the Company believes it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

12.      Income taxes

Current income tax expense of $18,000 (2008 – $153,000; 2007 – $105,000) is attributable to the operations of the Company’s Irish subsidiary.

Under the Income Tax Act (Canada), certain expenditures are classified as SR & ED expenditures and are grouped into a pool for tax purposes, which is 100% deductible in the year incurred.  This expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.  The SR & ED expenditure pool at July 31, 2009 is approximately $32,484,000 (2008 – $22,619,000; 2007 – $17,666,000).

The Company has also earned investment tax credits on SR & ED expenditures at July 31, 2009 of approximately $6,583,000 (2008 – $4,358,000; 2007 – $3,854,000), which can offset Canadian income taxes otherwise payable in future years up to 2029.

The tax effects of temporary differences of the Company and its subsidiaries that give rise to significant portions of the future tax assets and future tax liabilities are presented in the following table:

	2009	2008
Future tax assets:
Non-capital losses carried forward	$4,325	$3,872
Capital losses carried forward	21	21
Scientific Research & Experimental Development expenditure pool	9,420	6,188
Excess of tax basis over book basis of Orchid investment	153	147
Excess of tax basis over book basis of capital assets	821	664
Deductible share issue costs	909	708
Other	6	5
	15,655	11,605
Valuation allowance	(15,655)	(11,573)
Total future tax assets	–	32

Future tax liabilities:
Excess of book basis over tax basis of intangible assets	–	(32)

Total future tax liabilities	–	(32)

Net future tax liabilities	$–	$–

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2009, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

As at July 31, 2009, the Company has Canadian tax losses carried forward which approximate $14,916,000 (2008 - $13,584,000; 2007 - $18,489,000) and are available until 2029 as follows:

2013	$3,272
2014	2,440
2025	530
2026	2,034
2027	2,881
2028	556
2029	3,203
$14,916

13.	Research and development projects

The Company incurs research and development expenditures primarily on two research and development projects:  Topical Interferon Alpha-2b and DOS47.

(a)	Topical Interferon Alpha-2b
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

The following table outlines research and development costs expensed for the Company’s significant research and development projects for the fiscal years ended July 31, 2009, 2008 and 2007:

	2009	2008	2007
DOS 47	4,389	2,876	2,302
Topical Interferon Alpha-2b	$5,933	$2,188	$1,814
	$10,322	$5,064	$4,116

14.      Loss per share

The share purchase warrants and stock options outstanding for each of the periods reported were not included in the computation of diluted loss per share because the effect would be anti-dilutive.

15.	Related party transactions
Effective September 2006, the Company’s contractual arrangement to pay a former director of a subsidiary company for consulting services was terminated.  Prior to September 2006, the Company paid the director $2,500 per month for consulting services.

For the fiscal year ended July 31, 2009, the Company paid $287,000 (2008 – $267,000; 2007 – $255,000) to Cawkell Brodie Glaister LLP, legal counsel to the Company, for legal services rendered.  A director of the Company is a partner of Cawkell Brodie Glaister LLP.

For the fiscal year ended July 31, 2009, the Company paid $156,000 (2008 – $nil; 2007 – $nil) to Chesapeake Biological Laboratories (“CBL”).  On October 8, 2008, the Company signed a manufacturing service agreement, to fill-finish L-DOS47, with CBL.  CBL is a wholly

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2009, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

owned subsidiary of Cangene Corporation.  Cangene Corporation is controlled by the Apotex Group which includes Apotex Inc.  A director of the Company is also a director of Cangene Corporation and President and Chief Operating Officer of Apotex Inc.

For the fiscal year ended July 31, 2009, the Company received $nil (2008 – $nil; 2007 – $148,000) for contracted research and development services provided to Apotex Inc.

The Company had the following related party transactions for the fiscal years ended July 31:

	2009	2008	2007
Research and development expense paid to a former director of a subsidiary	$–	$–	$3

Professional, legal and consulting fees to directors, partnerships and/or companies in which directors have a substantial interest	287	267	255

Contracted fill-finish services with Chesapeake Biological Laboratories Inc.,	156	–	–

Contracted research and development revenue with Apotex Inc.	–	–	148

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16.      Financial instruments

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

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the Canadian dollar.  The majority of the Company’s revenues in fiscal 2009 are transacted in Canadian dollars, with a portion denominated in Euros.  Purchases of inventory are primarily transacted in U.S. and Euro dollars while other expenses, consisting of the majority of salaries, operating costs and overhead are incurred primarily in Canadian dollars. Research and development expenditures are incurred in both Euros and Canadian dollars.

The Company maintains net monetary asset and/or liability balances in foreign currencies and does not engage in currency hedging activities using financial instruments.

17.      Segmented information

Management has determined that the Company has one operating segment, which is biopharmaceuticals.

The following table summarizes the various revenues by geographic region for the fiscal years ended July 31, 2009, 2008 and 2007:

	2009	2008	2007
Canada:
Product revenue	$3,057	$2,780	$2,601
License fee and royalty revenue	–	–	–
Research and development contract revenue	–	–	148
United States:
Product revenue	187	172	163
License fee and royalty revenue	89	101	–
Research and development contract revenue	–	–	–
Europe:
Product revenue	–	$538	–
License fee and royalty revenue	508	–	512
Research and development contract revenue	–	–	–
	$3,841	$3,591	$3,424

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2009, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table summarizes the percentage of total revenue and accounts receivable as at July 31, 2009, 2008 and 2007 represented by two customers:

	2009	2008	2007
Percent of total revenue represented by two customers	50%	55%	46%
Percent of total accounts receivable represented by two customers	19%	33%	29%

The following table summarizes the Company’s capital assets by geographic region for the fiscal years ended July 31, 2009 and 2008:

2009					2008
	Cash and Equivalent	Accounts Receivable	Inventory	Capital Assets	Cash and Equivalents	Accounts Receivable	Inventory	Capital Assets
Geographic region
Canada	$11,767	$545	$858	$1,391	$15,896	$238	$458	$1,151
United States	–	–	–	418	–	–	–	–
Europe	2,727	508	–	–	3,161	111	–	–
	$14,494	$1,053	$858	$1,809	$19,057	$349	$458	$1,151

18.      Comparative figures

The comparative consolidated financial statements for the three-year period ended July 31, 2009 have been reclassified from statements previously presented to conform to the presentation of the current period’s consolidated financial statements.  Specifically, sales and marketing expenses for the three-year period ended July 31, 2009 have been separately disclosed in the Company’s Consolidated Statements of Operations and Comprehensive Loss.  In prior financial statement disclosures, sales and marketing expenses were included in operating, general and administration expenses.

19.      Subsequent events

On September 8, 2009, the Company announced the completion of a private placement, issuing 6,625,000 units at $2.05 per unit, for gross proceeds of $13,581,250.  Each unit consists of one common share and one common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase one common share at a price of $2.87 until 5pm (Toronto time) on September 7, 2012. The issuance of common shares and share purchase warrants will be accounted for as a capital transaction in the Company’s first quarter of fiscal 2010.

20.      Differences between generally accepted accounting principles in Canada and the United States:

The consolidated financial statements as at July 31, 2009 and 2008 and for each of the years in the three-year period ended July 31, 2009 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which differ in some respects from accounting principles generally accepted in the United States ("U.S. GAAP").  The following reconciliation identifies material differences in the Company's consolidated statements of operations and comprehensive loss and consolidated balance sheets.

(a)	Consolidated statements of operations and deficit:

	2009	2008	2007
Loss per Canadian GAAP	$(14,102)	$(6,964)	$(7,674)
Amortization of intangible assets (b)(ii)	–	–	147
Impairment of intangible assets (b)(ii)	–	–	1,332
Research and development expense (b)(iii)	–	–	(244)
Income tax expense (b)(iii)	–	–	244
Loss per U.S. GAAP	$(14,102)	$(6,964)	$(6,195)
Other comprehensive income (loss):
Fair value adjustment of available-for-sale investments (b)(i)	(39)	(54)	87
Total comprehensive loss per U.S. GAAP	$(14,141)	$(7,018)	$(6,108)
Basic and diluted loss per common share under U.S. GAAP	$(0.27)	$(0.16)	$(0.17)
Weighted average number of common shares under U.S. GAAP	52,001,636	42,469,362	35,615,335

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2009, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Under U.S. GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share is the same as under Canadian GAAP.

(b)	Consolidated balance sheets:

	2009		2008
	Canada	United States	Canada	United States
Shareholders’ equity:
Stock options (iv), (v)	3,387	2,355	3,231	1,761
Contributed Surplus (iv), (v)	4,792	4,354	3,925	3,925
Deficit, end of period (i), (ii), (iii), (iv), (v)	72,794	71,324	58,692	57,222

(i) Comprehensive Income
Under Canadian GAAP, comprehensive income, which consists of net income and other comprehensive income (“OCI”) represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments, if any. Under Canadian GAAP this rule became effective August 1, 2007, for the Company’s fiscal year ending July 31, 2008, whereas under United States GAAP, this accounting principle has been in effect for fiscal years ending after December, 15, 1998.  The Company, under Canadian GAAP recorded available-for-sale investments at cost, but under United States GAAP adjusted the available-for-sale investments at fair value with changes in fair value recorded as other comprehensive income, net of income taxes.

(ii) Acquired technology:
Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.  As at July 31, 2009, the acquired technology was fully written down and therefore no differences exist between in Canadian and U.S. GAAP.

(iii) Income taxes:
Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature.  Under U.S. GAAP, these tax credits would be reclassified as a reduction of income tax expense.  The impact would be higher research and development expense and an income tax recovery of $nil for the year ended July 31, 2009 (2008 - $nil; 2007 - $244,000) with no net impact to loss for the year or loss per share.

(iv) Stock-based compensation to non-employees:
Under Canadian GAAP, the Company accounts for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value. The fair value of any awards to non-employees granted prior to August 1, 2003 is not required to be recorded or presented under Canadian GAAP.

Under United States GAAP, the Company accounted for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation. Effective August 1, 2005, the Company adopted FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-based Payments ("SFAS No. 123R"). There was no impact on the accounting for stock-based awards issued to non-employees in exchange for services as a result of this change.

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

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2009, 2008 and 2007
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

The following table represents the allocation of stock-based compensation expense.

	2009	2008	2007
Research and Development	$402	$–	$–
Operating, general and administration	497	44	47
Sales and marketing	124	–	–
	$1,023	$44	$47

(c)	Consolidated statements of cash flows:
Cash from operations under United States GAAP includes the adjustments to loss for the year outlined in note 20(a).  There are no differences between United States and Canadian GAAP as it relates to cash provided (used in) financing and investing activities.  The increase in cash and cash equivalents for the fiscal years 2009, 2008 and 2007 are the same for United States GAAP to that reported under Canadian GAAP.

(d)	Income taxes:
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for the first interim or annual reporting period beginning after December 15, 2006, specifically August 1, 2007 for the Company. The adoption of FIN 48 did not result in a change to the Company's opening deficit as at August 1, 2007

The Company has approximately $200,000 of total gross unrecognized benefits as of the adoption of FIN 48 on August 1, 2007 and a total of approximately $600,000 as of July 31, 2009, which if recognized would favorably affect the income tax rate in future periods. The Company recognizes accrued interest and penalties related to unrecognized tax benefit in tax expense. The Company does not have any interest and penalties accrued as of July 31, 2009 as the tax benefit relates entirely to refundable tax credits.  Generally, all tax years are open for examination by the major taxing jurisdictions to which the Company is subject including federal, provincial (Ontario and Quebec) and foreign (Ireland) jurisdictions.

(e)	Changes in accounting policy:
(i)	Fair value measurements:
In September 2006, the FASB issued FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years, specifically August 1, 2008 for the Company.  The adoption of SFAS 157 did not have any impact on the Company’s consolidated financial statements.

(ii)	Fair value options:
In February 2007, the FASB issued FASB Statement No. 159 ("SFAS 159"), The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis. SFAS 159 applies to all reporting entities, including not-for-profit organizations, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election.  SFAS 159 is effective as of the beginning of an entity's first year that begins after November 15, 2007, specifically August 1, 2008 for the Company.  The adoption of SFAS 159 did not have any impact on the Company’s consolidated financial statements.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2009, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(iii)	Accounting for advanced payments and development activities:
In June 2007, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 07-3, Accounting for Advance Payments for goods or Services to be Received for Use in Future Research and Development Activities ("EITF 07-3"). EITF07-3 provides clarification surrounding the accounting for non-refundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed. This issue is effective for fiscal years beginning after December 15, 2007, specifically August 1, 2008 for the Company.  The adoption of EITF07-3 did not have any impact on the Company’s consolidated financial statements.

(iv)	Subsequent events:
In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events ("SFAS 165"). SFAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. SFAS 165 sets forth:
-
The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements.

-	The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements.
-	The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

SFAS 165 is effective for the Company's fiscal year ending July 31, 2009. The adoption of SFAS 165 did not have any impact on the Company's consolidated financial statements.

(f)	Recent accounting pronouncements issued and not yet adopted:
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

(ii) In June 2008, the EITF reached a consensus on EITF Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is indexed to an Entity’s Own Stock (“EITF 07-5”).  EITF 07-5 establishes a two step process for evaluating whether equity-linked financial instruments and embedded features are indexed to a company’s own stock for the purposes of determining whether the scope exception described in paragraph 11(a) of SFAS 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 13”) can be applied.  The Company is required to adopt the provisions of EITF 07-5 for fiscal years beginning after December 15, 2008, specifically August 1, 2009 for the Company.    The Company is currently evaluating the potential impact, if any, of EITF 07-5, on the Company’s consolidated financial position, results of operations and cash flows.

(iii) FASB statement No. 141R, Business Combinations (revised 2007) (“SFAS 141R”), requires the use of fair value accounting for business combinations.  Equity securities issued as consideration in a business combination will are recorded at fair value as of the acquisition date as opposed to the date when the terms of the business combination has been agreed to and announced.  In addition, transaction costs must be expensed under the new standard.  The new statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, specifically August 1, 2009 for the Company, and for interim periods within those fiscal years.   The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141R, on the Company’s consolidated financial position, results of operations and cash flows.

(iv) FASB statement No. 160, Non controlling Interests in Consolidated Financial Statements - an Amendment of ACB No. 51 (“FASB 160”).  The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing specific accounting and reporting standard requirements.  The new statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, specifically August 1, 2009 for the Company, and for interim periods within those fiscal years.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160, on the consolidated financial position, results of operations and cash flows.

(v) FASB statement No. 161, Disclosure about Derivative Instruments and Hedging Activities (“SFAS 161”) amends and expands the disclosure requirements in SFAS 133, Accounting for Derivative Instruments and Hedging Activities.  The intention is to provide an enhanced understanding of how and why an entity uses derivative instruments and related hedge items affect an entity’s financial position,

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2009, 2008 and 2007
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

financial performance and cash flows.  The Company is required to adopt the provisions of SFAS 161 for fiscal years beginning after November 15, 2008, specifically August 1, 2009 for the Company.    The Company is currently assessing the impact of SFAS 161, on the Company’s consolidated financial position, results of operations and cash flows.

(vi) FASB statement No. 168, Accounting Standards Codification™ ("Codification") and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168"), replaces SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, which became effective November 13, 2008. The Codification will become the source of authoritative United States GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative United States GAAP for SEC registrants. On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Company is currently assessing the impact of SFAS 168, on the Company’s consolidated financial position, results of operations and cash flows.

(g)	Consolidated statement of shareholders’ equity in accordance with U.S. GAAP:

	Common shares		Share purchase warrants
	Amount	Number	Amount	Number	Options	Contributed Surplus	Deficit	(loss)	Equity
Balances, July 31, 2006	$51,944	32,685,335	$636	7,910,609	$2,132	$1,753	$ (44,063)	$61	$12,463
Net loss for the year	–	–	–	–	–	–	(6,195)	–	(6,195)
Other comprehensive income (loss)	–	–	–	–	–	–	–	87	87
Common stock, issued	5,406	3,650,000	–	–	–	–	–	–	5,406
Warrants, issued	–	–	1,074	3,650,000	–	–	–	–	1,074
Warrants expired, unexercised	–	–	(193)	(2,415,000)	–	193	–	–	–
Stock-based compensation	–	–	–	–	47	–	–	–	47
Stock options, exercised	–	–	–	–	–	–	–	–	–
Stock options expired, unexercised	–	–	–	–	(14)	14	–	–	–
Balances, July 31, 2007:
As previously reported	57,350	36,335,335	1,517	9,145,609	2,165	1,960	(50,258)	148	12,882
Net loss for the year	–	–	–	–	–	–	(6,964)	–	(6,964)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(54)	(54)
Common stock, issued	14,614	10,040,000	–	–	–	–	–	–	14,614
Warrants, issued	–	–	–	–	–	–	–	–	–
Warrants expired, unexercised	–	–	(1,517)	(9,145,609)		1,517	–	–	–
Stock-based compensation	–	–	–	–	44	–	–	–	44
Options, exercised	–	–	–	–	–	–	–	–	–
Options, exercised, unexercised	–	–	–	–	(448)	448	–	–	–
Balances, July 31, 2008	$71,964	46,375,335	$–	–	$1,761	$3,925	$ (57,222)	$94	$20,522
Net loss for the year	–	–	–	–	–	–	(14,102)	–	(14,102)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(39)	(39)
Common stock, issued	9,612	6,800,000	–	–	–	–	–	–	9,612
Warrants, issued	–	–	47	3,400,000	–	–	–	–	47
Warrants, expired, unexercised	–	–	–	–	–		–	–	–
Stock-based compensation	–	–	–	–	1,023	–	–	–	1,023
Options, exercised	–	–	–	–	–	–	–	–	–
Options, exercised, unexercised	–	–	–	–	(429)	429	–	–	–
Balances, July 31, 2009	$81,576	53,175,335	$47	3,400,000	$2,355	$4,354	$ (71,324)	$55	$17,063