Form 20-F
period 2010-07-31
Helix BioPharma Corp
filed 2010-10-29
CIK 1305591

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________

FORM 20-F
_____________________________

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2010

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-53508

HELIX BIOPHARMA CORP.
(Exact name of Registrant as Specified in its Charter)

Canada
(Jurisdiction of Incorporation or Organization)

305 Industrial Parkway South, #3, Aurora, Ontario, Canada L4G 6X7
(Address of Principal Executive Offices)

Photios (Frank) Michalargias
Tel.: (905) 841-2300 x233
Fax: (905) 841-2244
305 Industrial Parkway South, #3
Aurora, Ontario, Canada L4G 6X7
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common shares, without par value	NYSE Amex LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of July 31, 2010 was: 59,975,335 common shares, without par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ] No [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes [   ] No [ X ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [   ] No [ X ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ] Accelerated filer [   ] Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [   ] International Financial Reporting Standards as issued by the International Accounting Standards Board [   ] Other [ X ]

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [   ] Item 18 [ X ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ] No [ X ]

________________________
1 Effective September 15, 2010, the registrant’s common shares began trading on the NYSE Amex and were registered pursuant to Section 12(b) of the Act. Prior to September 15, 2010, the registrant voluntarily registered its common shares pursuant to Section 12(g) of the Act and therefore was not “required” to file reports under Section 13 or 15(d) of the Securities Exchange Act of 1934.

HELIX BIOPHARMA CORP.

FORM 20-F ANNUAL REPORT
TABLE OF CONTENTS

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

Business of Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing primarily in the field of cancer therapy. The Company is actively developing innovative products for the treatment and prevention of cancer based on its proprietary technologies. Helix’s product development initiatives are focused primarily on its L-DOS47 and Topical Interferon Alpha-2b new drug candidates. The Company has generated revenues principally from two sources: product sales and license fees and royalties. Until the third quarter of fiscal 2007, the Company also generated revenues from contract research and development. Helix’s research and development initiatives are being financed primarily from the issuance of its common shares.

Financial and Other Information

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (“US$”).

Forward-Looking Statements

This Annual Report on Form 20-F contains forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of U.S. and Canadian securities laws. Forward-looking statements are statements and information that are not historical facts but instead include financial projections and estimates; statements regarding plans, goals, objectives, intentions and expectations with respect to the Company’s future business, operations, research and development, including the focus of the Company on its two drug candidates, L-DOS47 and Topical Interferon Alpha-2b; and other information in future periods. Forward-looking statements include, without limitation, statements concerning the Company’s planned development programs for Topical Interferon Alpha-2b and L-DOS47, including extensions of the drug candidates for other indications; the planned remaining pre-clinical activities for L-DOS47 and Topical Interferon Alpha-2b and their estimated time of completion; the timing of filing of an IND/CTA for L-DOS47; its planned future U.S. Phase I and Polish Phase I/II clinical trials for L-DOS47, as well as its planned future U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions), including seeking strategic partner support for such trials; market opportunities for the two drug candidates, including but not limited to the estimated size of the market, and the anticipated superiority of the drug candidates; the scale-up of the manufacturing programs for the drug candidates; future expenditures; cash needs for the next 12 months and sufficiency of cash reserves and expected cash flow; expected increases in revenue; future financing requirements; commercialization plans; development of necessary strategic alliances; continued supply of interferon alpha-2b, the key ingredient in Topical Interferon Alpha-2b, to continue the development program; and anticipated future revenue and operating losses. Forward-looking statements can be identified by the use of forward-looking terminology such as “expects”, “plans”, “designed to”, “potential”, “is developing”, “believe”, “intends”, “continues”, “opportunities”, “anticipated”, “2011”, “next”, “ongoing”, “pursue”, “to seek”, “objective”, “estimate”, “future”, “considering”, “projects”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results, or that events or conditions “will”, “may”, “could”, “would”, or “should” occur or be achieved, or comparable terminology referring to future events or results.

Forward-looking statements are statements about the future and are inherently uncertain, and are necessarily based upon a number of estimates and assumptions that are also uncertain. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Forward-looking statements, including financial outlooks, are intended to provide information about management’s current plans and expectations regarding future operations, including without limitation, future financing requirements, and may not be appropriate for other purposes. Certain material factors, estimates or assumptions are applied in making forward-looking statements, including, but not limited to, the safety and efficacy of L-DOS47 and Topical Interferon Alpha-2b; GMP manufacturing and other activities leading up to our planned IND and CTA filings; the continued and timely provision of services and supplies by third parties; receipt of necessary additional funding, strategic partner support, future revenue and costs, and regulatory approvals.

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

  the possibility of dilution of current shareholders from future equity financings;

  the impact of the global economic downturn and credit crisis which has negatively affected the availability and terms of debt and equity financings and may have a negative effect on our sales operations and research and development initiatives;

  uncertainty whether a CTA will be compiled or submitted for Topical Interferon Alpha-2b or an IND or CTA will be compiled or submitted for L-DOS47 as currently planned or at all, or if submitted, whether the Company will be permitted to undertake human testing;

  uncertainty whether Topical Interferon Alpha-2b or L-DOS47 will be successfully developed and marketed as a drug or at all, and the focus and resources the Company is placing on these two drug candidates;

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

  research and development risks, including the fact that L-DOS47 and Topical Interferon Alpha-2b are complex compounds and the Company faces difficult challenges in connection with the manufacture of clinical batches of L-DOS47 or Topical Interferon Alpha-2b which could further delay or otherwise negatively affect the Company’s planned IND filing for L-DOS47, its planned CTA filings for both L-DOS47 and Topical Interferon Alpha-2b, and its planned clinical trials, and the risk of obtaining negative findings or factors that may become apparent during the course of research or development which may result in the discontinuation of the research or development projects;

  partnership/strategic alliance risks;

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

  the risk that the Company’s supplier of interferon alpha-2b may not continue to provide the Company with interferon alpha-2b or exercise its commercialization option, and that the Company may not be able to timely obtain alternative suppliers upon commercially viable terms or at all, which could have a material adverse effect on the drug’s further development and commercialization;

  the risk that the Company and its supplier of L-DOS47 may not enter into a new agreement for the manufacture and supply of further quantities of urease and L-DOS47 in a timely manner, upon commercially viable terms or at all, and the risk that the Company may not be able to obtain alternative suppliers in a timely manner, upon commercially viable terms or at all, any of which could have a material adverse effect on the drug’s further development and commercialization;

  the Company’s dependence on assurances from third parties regarding licensing of proprietary technology owned by others, including Helix’s dependence on its license of the L-DOS47 antibody;

  the need to secure new strategic relationships, which is not assured, to commercialize L-DOS47 and any other drug candidates which may arise out of DOS47;

  uncertainty whether the planned Topical Interferon Alpha-2b U.S. Phase II/III and European Phase III clinical trials or the L-DOS47 clinical trial referred to in this Annual Report will be approved, undertaken, have sufficient patient recruitment, or completed as planned or at all or will achieve expected results;

  the risk that the Company’s expected timing of meeting certain objectives, including the filing of an IND and CTA for L-DOS47 and the filing of a CTA for Topical Interferon Alpha-2b, the commencement and completion of clinical trials and receipt of anticipated regulatory approvals, may not be met in the time expected or at all;

  the need for future clinical trials, the occurrence and success of which cannot be assured, and the fact that results seen in earlier clinical trials may not be repeated in later trials;

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

  the dependence of the Company’s distribution business on a few customers and a few suppliers, the loss of any of which would negatively impact the Company’s operations, including one distribution agreement set to expire in March 2011, which if not replaced by a new renegotiated contract, could have a material adverse effect on the Company’s product revenue;

  uncertainty of the size and existence of a market opportunity for, and market acceptance of, the Company’s products;

  uncertainty as to availability of raw materials, and in particular, GMP grade materials, on acceptable terms or at all;

  product liability and insurance risks;

  the risk of lawsuits and other legal proceedings against the Company;

  the effect of competition;

  the risk of unknown side effects;

  the possibility that the Company will pursue additional development projects or other business opportunities;

  the need to attract and retain key personnel;

  the Company has limited sales, marketing and distribution experience;

  government regulation, including drug price regulation, and the need for regulatory approvals for both the development and profitable commercialization of products, which are not assured;

  risks associated with the fact that the FDA and any other regulatory agency that Helix has consulted are not bound by their pre- IND/scientific advice, nor are any approvals given by one regulatory body binding on another;

  rapid technological change and competition from pharmaceutical companies, biotechnology companies and universities, which may make the Company’s technology or products obsolete or uncompetitive;

  risks associated with claims, or potential claims, of infringement of third party intellectual property and other proprietary rights;

  the risk of unanticipated expenses or unanticipated reductions in revenue, or both;

  the impact on the Company’s finances resulting from shifts in foreign exchange rates;

and other risk factors that are discussed under Item 3.D - Risk Factors in this Annual Report or identified in the Company’s other public filings with the Canadian Securities Administrators at www.sedar.com or with the SEC at www.sec.gov.

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

AGW: Ano-genital warts.

Anika Therapeutics: Anika Therapeutics, Inc.

Antibody-conjugate: an immunoconjugate, whereby one or more antibodies are linked to a therapeutic compound, such as a cytotoxic drug or small molecule.

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

CBI: Cangene bioPharma Inc., formerly Chesapeake Biological Laboratory.

cGMP: Is an acronym for Current Good Manufacturing Practices, a term that is recognized worldwide for the control and management of manufacturing and quality control testing of foods and pharmaceutical products.

CIN: Cervical Intraepithelial Neoplasia. Standard CIN grading of increasing severity is CIN1, CIN2 or CIN3.

Colposcopy: a medical diagnostic procedure to examine the epithelial cells of the cervix, vagina, and vulva, especially for early signs of cancer.

CPL: Contract Pharmaceuticals Limited Niagara.

CTA: Clinical Trial Application.

Cytological: of, pertaining to, or characterized by cytology, which is a branch of biology dealing  with the study of the structure, function and life history of cells, especially for the diagnosis of cell abnormalities and malignancies.

Cytopathology:   a branch of pathology that deals with the study and diagnosis of disease in individual cells or cell types.

Dermal: Pertaining to the region of skin to the epidermis, consisting of a dense bed of vascular connective tissue. Dermal administration refers to the delivery of substances or compounds into the dermal region.

DOS47™: A new drug candidate under development at Helix that is intended to apply a novel approach to the destruction of cancer cells.

Dysplasia:  a term used in pathology to refer to an abnormal growth or development of cells, tissue or organs. Dysplasia is often an indicator of early stage neoplasia or the abnormal proliferation of cells.

Epithelial:  of, pertaining to, or characterized by the epithelium, which is tissue, consisting of one or more cellular layers separated by very little intercellular substance, that covers most internal and external surfaces of the body.

Exchange Act: the Securities Exchange Act of 1934, as amended.

FASB: Financial Accounting Standards Board.

FDA: United States Food and Drug Administration. The regulatory agency that oversees the development, manufacture, sale and use of diagnostic and therapeutic medical products in the United States.

GAAP: Generally Accepted Accounting Principles

Gastro-Intestinal Lavage: The irrigation or washing out of the stomach and intestinal tract.

Glaxo: GlaxoSmithKline Inc.

GLP: Good Laboratory Practice.

GMP: Good Manufacturing Practice.

Helsinn: Helsinn-Birex Pharmaceuticals Ltd.

Histological:  of, pertaining to, or characterized by histology, which  is the branch of biology dealing with the study of tissues, cells and their structure, especially at the microscopic level.

HPV: Human Papilloma Virus. One of the most common sexually transmitted infections, causing cervical dysplasia and ano-genital warts as well as being linked to a variety of cancers.

HRD: Health Registration Dossier, the application submitted to the appropriate European drug regulatory authority for marketing approval.

IFRS: International Financial Reporting Standards

Immunoconjugate:  a molecular complex consisting of one or more antibodies linked to a second compound.

Imunovir™: An immunomodulator of the potentiator type which has demonstrated an enhancing effect on the function and number of various cells of the immune system, particularly T lymphocytes. Imunovir™ is a trademark of Newport Pharmaceuticals Limited.

IND: Investigational New Drug.

Intraepithelial:  occurring in or among cells of the epithelium, including  the cells of the epithelial layer of the skin.

KBI: KBI Biopharma Inc.

Klean-Prep™: A product used for bowel lavage/evacuation, primarily as a pre-treatment for colon examination in colorectal cancer screening.

L-DOS47: The Company’s lung cancer targeting, antibody-conjugated DOS47™. Lead candidate of the DOS47™-based cancer therapeutic which is currently in the pre-Phase I clinical trial stage.

Lipid: Fats or fat-like substances characterized by being water-insoluble.

Low-grade cervical lesions: For the purposes of this Annual Report this term refers to cervical abnormalities combining an LSIL finding on Pap smear and a CIN1 or CIN2 diagnosis on colposcopy.

LSIL: Low-grade Squamous Intraepithelial Lesions.

Merck: Merck and Co., Inc.

MonoviscTM: A product that reduces joint inflammation and improves joint mobility providing relief from osteoarthritis of the knee. Monovisc is a  trademark of Anika Therapeutics.

MPA: Medical Products Agency, Sweden’s drug regulatory authority.

NDA: New Drug Application.

Neoplasia:   a pathological process that results in the abnormal and often uncontrolled growth and proliferation of cells, and is usually associated with cancer.

Normacol®: a bulk forming laxative. Normacol™ is a trademark of Norgine Pharma.

NRC: National Research Council of Canada.

NSCLC:  Non-small cell lung cancer.

NYSE Amex: The NYSE Amex Stock Exchange.

Orthovisc®: A product that reduces joint inflammation and improves joint mobility providing relief from osteoarthritis of the knee. Orthovisc is a registered trademark of Anika Therapeutics.

PapIIID: Mild to moderate dysplasia according to the Munich classification system of cervical cytopathology.

PCT: Patent Cooperation Treaty. A multi-country treaty for the filing of patent applications.

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

Schering: Schering Corporation, a subsidiary of Merck & Co., Inc.

SEC:  the U.S. Securities and Exchange Commission.

STD: Sexually transmitted disease.

Therapeutic: A medical treatment or curative product for a disease.

Topical Interferon Alpha-2b: A topical preparation under development by the Company that is intended to be self-applied to HPV-infected tissues, in order to deliver interferon-alpha intradermally. It is based on Helix’s proprietary Biphasix™ drug delivery technology.

TPD: Canadian Therapeutic Products Directorate, a division of Health Canada. The Canadian federal authority that regulates pharmaceutical drugs and medical devices for human use in Canada.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended July 31, 2010, 2009, 2008, 2007 and 2006 was extracted from the audited annual consolidated financial statements of the Company, of which the audited consolidated financial statements for the fiscal years ended July 31, 2010, 2009 and 2008 are included in this Annual Report.

The information contained in the selected financial data is for the fiscal years ended July 31, 2010, 2009 and 2008 and is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included in ITEM 18. – Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in ITEM 5. – Operating and Financial Review and Prospects. The selected financial data for the fiscal years ended July 31, 2007 and 2006 was extracted from the consolidated financial statements of the Company not included in this Annual Report. Except where otherwise indicated, all amounts are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Reference is made to Note 17 of the consolidated financial statements of the Company included herein for a discussion of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) and their effect on the Company’s consolidated financial statements.

Since inception, the Company has financed its operations from public and private sales of equity, proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, on interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. While the Company estimates it has sufficient capital and liquidity to finance current operations through at least the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs. See ITEM 3.D –Risk Factors.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.

Selected Financial Data
Under Canadian Generally Accepted Accounting Principles
(CDN$ in thousands, except share and per share data)

	Year Ended July 31, 2010	Year Ended July 31, 2009	Year Ended July 31, 2008	Year Ended July 31, 2007	Year Ended July 31, 2006
Statement of Operations:
Revenue
Product Revenue	$3,925	$3,244	$2,952	$2,764	$3,012
License Fees and Royalties	509	597	639	512	773
Research and Development Contracts	-	-	-	148	180
Total Revenues	4,434	3,841	3,591	3,424	3,965

Expenses
Cost of Sales	1,669	1,516	1,239	1,139	1,341
Research and Development	10,715	10,322	5,064	4,116	3,368
Operating, General and Administration	3,176	3,917	3,948	3,570	2,609
Sales and marketing	1,125	969	809	848	1,113
Amortization of Intangible Assets	–	12	16	159	594
Amortization of Capital Assets	429	274	254	287	315
Stock-Based Compensation	1,275	1,023	44	47	1,710
Interest Income, Net	(49)	(339)	(645)	(496)	(270)
Foreign Exchange Loss (Gain)	564	133	(327)	(9)	16
Realized gain on sale of investment	(47)	-	-	-	-
Impairment of Intangible Assets	-	98	-	1,332	-
Total Expenses	18,857	17,925	10,402	10,993	10,796

Loss Before Income Taxes	(14,423)	(14,084)	(6,811)	(7,569)	(6,831)
Income Taxes	(46)	(18)	(153)	(105)	(108)
Net Loss for the Period	(14,469)	(14,102)	(6,964)	(7,674)	(6,939)
Basic and Diluted Loss Per Share	(0.24)	(0.27)	(0.16)	(0.22)	(0.22)
Weighted Average Number of Shares Outstanding	59,123,321	52,001,636	42,469,362	35,615,335	31,409,495

Balance Sheet:
Working Capital	13,387	15,296	19,166	11,468	10,900
Shareholders Equity	15,761	17,063	20,522	12,734	13,881
Capital Stock	90,718	81,576	71,964	57,350	51,944
Total Assets	18,114	19,319	21,666	14,273	15,469

Selected Financial Data
Under U.S. Generally Accepted Accounting Principles
(CDN$ in thousands, except share and per share data)

	Year Ended July 31, 2010	Year Ended July 31, 2009	Year Ended July 31, 2008	Year Ended July 31, 2007	Year Ended July 31, 2006
Statement of Operations:
Revenue
Product Revenue	$3,925	$3,244	$2,952	$2,764	$3,012
License Fees and Royalties	509	597	639	512	773
Research and Development Contracts	-	-	-	148	180
Total Revenues	4,434	3,841	3,591	3,424	3,965

Expenses
Cost of Sales	1,669	1,516	1,239	1,139	1,341
Research and Development	11,782	10,322	5,064	4,360	3,566
Operating, General and Administration	3,176	3,917	3,948	3,570	2,609
Sales and marketing	1,125	969	809	848	1,113
Amortization of Intangible Assets	–	12	16	12	12
Amortization of Capital Assets	429	274	254	287	315
Stock-Based Compensation	1,275	1,023	44	47	1,710
Interest Income, Net	(49)	(339)	(645)	(496)	(270)
Foreign Exchange Loss (Gain)	564	133	(327)	(9)	16
Realized gain on sale of investment	(47)	-	-	-	-
Impairment of Intangible Assets	-	98	-	-	-
Total Expenses	19,924	17,925	10,402	9,758	10,412

Loss Before Income Taxes	(15,490)	(14,084)	(6,811)	(6,334)	(6,447)
Income Taxes	1,021	(18)	(153)	139	90
Net Loss for the Period	(14,469)	(14,102)	(6,964)	(6,195)	(6,357)
Basic and Diluted Loss Per Share	(0.24)	(0.27)	(0.16)	(0.17)	(0.20)
Weighted Average Number of Shares Outstanding	59,123,321	52,001,636	42,469,362	35,615,335	31,409,495

Balance Sheet:
Working Capital	13,387	15,296	19,166	11,468	10,900
Shareholders Equity	15,761	17,063	20,522	12,882	12,463
Capital Stock	91,841	81,981	72,389	57,775	51,966
Total Assets	18,114	19,319	21,666	14,421	14,051

3.A.3. Exchange Rates

The following tables set forth the rate of exchange for the Canadian Dollar for the periods listed therein. For purposes of these tables, the rate of exchange means the noon rate reported by the Bank of Canada as a web service. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period. The closing rate on September 30, 2010, as reported by the Bank of Canada for the purchase of one Canadian Dollar with U.S. Dollars was US$0.9718 (US$1.00 = CDN$1.0290). Unless otherwise indicated, in this annual report on Form 20-F, all references herein are to Canadian Dollars.

The table below sets out the average closing exchange rates for each of the following fiscal years:

Canadian Dollars per U.S. Dollar One ($1.00)

Average for the Period
Years Ended
2010	2009	2008	2007	2006
1.0494	1.1754	1.0072	1.1262	1.1551

The table below sets out the high and low closing exchange rates for each of the following months:

Canadian Dollars per U.S. Dollar One ($1.00)

	Sep. ‘10	Aug. ‘10	Jul. ‘10	Jun. ‘10	May. ‘10	Apr. ‘10
Low	1.0256	1.0166	1.0283	1.0212	1.0106	0.9988
High	1.0535	1.0665	1.0650	1.0646	1.0700	1.0176

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our securities is speculative and involves a high degree of risk. In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business. This Annual Report contains forward-looking statements and information within the meaning of U.S. and Canadian securities laws that involve risks and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward-looking statements and information. Factors that might cause such a difference include those discussed below and elsewhere in this Annual Report.

RISKS RELATED TO OUR BUSINESS

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

The Company has a history of losses, and expects to continue to incur losses for the foreseeable future The Company’s cumulative deficit as at July 31, 2010 was $87,263,000.

As of July 31, 2010, the Company’s working capital was $13,387,000. On August 6, 2010, the Company announced the completion of a private placement, issuing 4,530,000 units at $2.43 per unit, for net proceeds of approximately $9,500,000

Based on the Company’s planned expenditures and assuming no unanticipated expenses, we estimate that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures through at least the next twelve months.

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

If any products are successfully developed by the Company and approved by applicable regulatory authorities for marketing, such products may not achieve market acceptance. The product candidates that the Company is attempting to develop will compete with a number of drugs and therapies marketed and manufactured by pharmaceutical companies, as well as products currently under development by such companies and others. The degree of market acceptance of any products developed by the Company, if any, will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of the Company’s products, and their potential advantage over alternative treatment methods. Physicians, patients and/or the medical community in general may not accept and or utilize any products that may be developed by the Company. Failure to gain market acceptance of either of the Company’s products currently under development could have a material adverse effect on the Company.

The Company is conducting early stage research and development initiatives for products under development which may never generate revenue.

The Company is conducting early stage research and development initiatives and is currently in the process of developing new products that will require further time consuming and costly research and development. It will be a number of years, if ever, before its products in development begin to generate revenues, if at all. The Company’s developments may never be successful in this regard. The success of the Company will in part depend on its ability to assess the future market potential for its products, the protection of such products, obtaining regulatory approvals, and the quality of its research and development. To achieve sustained profitability, we must, alone or with others, successfully develop, protect, obtain regulatory approvals for, and commercialize our product candidates. In addition, to the extent the Company relies upon others for research, development, manufacturing, regulatory, and commercialization activities, the Company’s ability to achieve profitability will be dependent upon the success of such outside parties. Without limiting the generality of the foregoing, neither L-DOS47 nor Topical Interferon Alpha-2b may ever be successfully developed or commercialized.

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

The commercialization of Topical Interferon Alpha-2b is subject to an option granted to Schering to obtain an exclusive worldwide license to use the Company’s Biphasix™ technology in pharmaceutical products containing interferon-alpha (see ITEM 4.B Important Business Developments – Topical Interferon Alpha-2b). There can be no assurance that Schering will exercise its option or if it does exercise its option, that any license fees or royalties will be received by the Company, other than the initial license fee due on exercise of the option. If Schering does not exercise its option, then Helix’s objective with respect to the commercialization of Topical Interferon Alpha-2b would be to enter into a strategic alliance with another appropriate pharmaceutical partner for the commercialization of the drug product. However, there can be no assurance that any such strategic alliance will be achieved, or if achieved, that it will result in revenue to the Company.

The Company will require strategic partner support in order to conduct future clinical trials of Topical Interferon Alpha-2b, which may involve revising our agreement with Schering, requiring their consent. There can be no assurance that appropriate strategic partner support can be obtained upon favorable terms or at all, or, if obtained, that the strategic partner will perform as expected.

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

  the effect of competition; and

  a variety of statutes and regulations which govern the manufacture and sale of human therapeutic products. These laws require the approval of manufacturing facilities, including adherence to “good manufacturing practices” during production and storage, the controlled research and testing of products, governmental review and approval of submissions requiring manufacturing, preclinical and clinical data to establish the safety and efficacy of the product for each use sought in order to obtain marketing approval, and the control of marketing activities, including advertising and labeling.

The products currently under development by the Company will require significant development, clinical testing and investment of significant funds prior to their commercialization. The process of obtaining required approvals (such as, but not limited to, the approval of the FDA, the TPD, and comparable agencies in Europe), is costly and time-consuming. Future products may never be successfully developed, prove safe and effective in clinical trials, receive applicable regulatory approvals, or have sufficient commercial properties, such as an acceptable shelf life, to make them commercially viable. Further formulation work may be required to extend the shelf life of L-DOS47 and Topical Interferon Alpha-2b for commercial purposes, the outcome of which is not certain and which may prevent either or both products from being commercialized. Potential investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by the Company in view of the extensive regulatory environment which controls its business.

Helix has direct competition from companies and universities which may render its technology and products obsolete or non-competitive.

Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many competitors and potential competitors of the Company have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Company. Other companies may succeed in developing products earlier than the Company, obtaining regulatory approvals for such products more rapidly than the Company, or in developing products that are more effective than those proposed to be developed by the Company. Research and development by others may render the Company’s technology or products obsolete or non-competitive or result in treatments or cures superior to any therapy developed by the Company. Any therapy that is successfully developed by the Company may not be preferred to any existing or newly developed technologies (See also ITEM 4.B –Important Business Developments – L-DOS47 – Market and Competition and ITEM 4B – Important Business Developments - Topical Interferon Alpha-2b – Market and Competition).

The Company must demonstrate the safety and efficacy of its products during the clinical trials at all stages of development in order to obtain regulatory approval for the commercial sale of its products.

The Company must demonstrate through pre-clinical studies and clinical trials that its products under development, including its L-DOS47 and Topical Interferon Alpha-2b, are safe and efficacious before the Company can obtain regulatory approval for the commercial sale of its products. The results from preclinical studies and clinical trials may not be totally predictive of results obtained in later clinical trials. The clinical trials of the Company or those of the Company’s collaborators may not demonstrate safety and efficacy necessary to achieve regulatory approvals or may not result in marketable products. A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials and pre-clinical studies. The timing and success of clinical trials depend on various factors, including:

  sufficient patient enrollment which may be affected by the incidence of the disease studied, the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for a patient to participate in the study and the rate of patient drop-out. Patient enrollment challenges have negatively affected the timing and completion dates of the Company’s Phase II pharmacokinetic study of Topical Interferon Alpha-2b in patients with cervical dysplasia;

  regulatory agency policies regarding requirements for approval of a drug, including granting permission to undertake proposed human testing;

  our capacity to produce or have produced clinical trial material in sufficient quantities and of sufficient quality to meet the schedule for our planned clinical trials; and

  performance by third parties, such as clinical research organizations, on whom we rely to support our clinical trials.

A failure of one or more of our clinical trials can occur at any stage of testing. Clinical trials are complex, expensive and uncertain, and have a high risk of failure. Data obtained from pre-clinical and clinical studies may be interpreted in different ways, which could delay or prevent further development of the drug candidate studied. Failure to complete clinical trials successfully and to obtain successful results on a timely basis could have a material adverse effect on the Company.

The timing of the Company’s internal goals may change dramatically due to delays, failures, additional data required by regulators and uncertainty in the regulatory approval process.

The Company sets internal goals for and makes public statements regarding its expected timing of meeting the objectives material to its success, including the filing of an IND and CTA for L-DOS47 and the filing of a CTA for Topical Interferon Alpha-2b, commencement and completion of clinical trials and anticipated regulatory approvals. The actual timing of these forward-looking events can vary dramatically due to factors such as delays or failure in pre-clinical program activities, including without limitation, scaling-up the Company’s drug product candidates, delays or failures in clinical trials, the need to develop additional data required by regulators as a condition of approval, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements necessary to commercialize Helix’s product candidates. The Company has previously experienced a number of delays in its expected timing of various activities for both L-DOS47 and Topical Interferon Alpha-2b, including without limitation, delays in completing manufacturing scale-up activities due to third party scheduling and technical issues, and slower than expected patient recruitment rates for the Phase II Topical Interferon Alpha-2b clinical studies in Europe. Some of these delays have in turn caused delays in the Company’s expected timing of filing an IND/CTA for its planned U.S. Phase I and Polish Phase I/II clinical trials of L-DOS47, and for its planned Phase II/III clinical trials in the U.S. and its planned Phase III clinical trial in Europe, respectively, of Topical Interferon Alpha-2b in patients with HPV-positive low-grade cervical lesions. It is possible that these or other types of delays in completing pre-IND/CTA filing activities will again delay the Company’s planned IND/CTA filings, which may not be made within the Company’s current anticipated timelines or at all. Once IND/CTA filings are completed and submitted, there is still uncertainty whether the Company will be permitted to undertake the proposed human testing it plans to do, and when it will be allowed to do so. Failure to meet such timelines could have a material adverse effect on the Company. Without limiting the generality of the foregoing, it is possible that the planned future IND or CTA filings will never be made for L-DOS47 or CTA filings for Topical Interferon Alpha-2b or any other products the Company attempts to develop.

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

Helix’s ability to continue its development of potential products, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. Helix’s growth will depend on the efforts of its senior management, particularly its Chief Executive Officer and Chairman of the Company’s board of directors (the “Board”), Donald H. Segal; President and Chief Operating Officer, John M. Docherty; Chief Scientific Officer, Heman Chao; and Chief Financial Officer, Photios (Frank) Michalargias. The Company has entered into employment agreements with each of these individuals. Such employment agreements have no fixed term. The Company may terminate an employment agreement without cause on payment of severance or the giving of required notice, or a combination of both. The employee may terminate his employment agreement for cause, or (i) on giving sixty (60) days’ notice, or (ii) within thirty (30) days of being informed by or on behalf of the Board that the employee is required to perform his services primarily at a location outside of the York Region or the Greater Metropolitan Toronto area, Province of Ontario, or (iii) within six (6) months following a change of control of the Company. In the case of termination by the employee under (ii) or (iii) of the foregoing sentence, the Company must pay the employee specified severance. If the Company loses the services of key personnel, it may be unable to replace them, and its business could be negatively affected. In addition, the Company does not carry key-man insurance on any individuals.

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

In the case of Topical Interferon Alpha-2b, three patents are scheduled to expire in 2013 (See ITEM 4.B – Important Business Developments – Topical Interferon Alpha-2b and Intellectual Property). While the Company made a patent application with the U.S. Patent and Trademark Office, claiming a priority date of 2007, with a view to further strengthening its patent portfolio for Topical Interferon Alpha-2b, specifically the cervical dysplasia indication, such patent may not be issued. If such patent is issued, Schering will be a joint owner. The failure of such patent to be issued may adversely affect the further development of Topical Interferon Alpha-2b, including by reason of the possibility that Schering may determine not to provide the Company with further quantities of interferon alpha-2b beyond the quantity originally agreed to, and/or may determine not to exercise its option to obtain a worldwide, exclusive license to make, have made, export, use, offer for sale and sell pharmaceutical products containing alpha interferon in combination with the Biphasix™ technology. Any of these events could have a material adverse effect on the Company.

Our proprietary technology is difficult to protect, and the unauthorized use of our proprietary technology by a third party may impair our ability to compete effectively.

We rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality undertakings with parties that have access to it, such as our current and prospective distributors, collaborators, employees and consultants. Any of these parties may breach the undertakings and disclose our confidential information or our competitors might learn of the information in some other way. Enforcing a claim that a third-party illegally obtained and is using our trade secrets is expensive and time consuming and the outcome is unpredictable. In addition, courts outside Canada and the United States may be less willing to or may not protect trade secrets. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor our business may be materially adversely affected.

Licenses or rights to use processes, technology, products or information may be terminated or expire, and the Company may be unable to obtain these licenses or rights on favorable terms.

The manufacture and sale of any products developed by the Company will involve the use of processes, technology, products, or information, the rights to certain of which are owned by others. Although the Company has obtained licenses or rights with regard to the use of certain of its processes, technology, products, and information, such as the NRC license of the lung antibody used by the Company for L-DOS47, such licenses or rights may be terminated or expire during critical periods and the Company might not be able to obtain licenses or other rights which may be important to it, or, if obtained, such licenses might not be obtained on favorable terms. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor and such extensions may not be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future. To maintain these agreements in good standing, the Company must abide by the terms of such agreements, and the loss of any of such agreements due to default would have a negative impact on the Company. In particular, the loss of the NRC license for the antibody used in L-DOS47 would have a material adverse effect on the further development of that compound, and may require the cessation of such development, which would have a material adverse effect on the Company. Unless earlier terminated, the NRC license will terminate when the last patent right related to the licensed technology expires, on a country-by-country basis. Patent applications in respect of the technology which is the subject of the license have been filed in Canada, the United States, and in other countries. Should patents issue from the patent applications filed in Canada and the United States, such patents would be expected to expire in August, 2024 and March, 2024, respectively.

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

The Company operates in an industry that is more susceptible to legal proceedings

The Company operates in a field whose firms are more susceptible to legal proceedings than firms in other industries, due to the uncertainty involved in the development of pharmaceuticals. The Corporation intends to vigorously defend such actions if and when they arise. Defense and prosecution of legal claims can be expensive and time consuming, and may adversely affect the Corporation regardless of the outcome due to the diversion of financial, management and other resources away from the Corporation’s primary operations. In addition, a negative judgment against the Company, even if the Company is planning to appeal such a decision, or even a settlement in a case, could negatively affect the cash reserves of the Company, and could have a material negative effect on the development of its drug products.

Additional regulatory considerations in Canada and other countries, including at the provincial level, may affect the price of drugs sold and delay necessary approvals of the Company’s drugs.

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

The performance and interdependence of third party service providers can critically affect the Company’s performance and the achievement of its milestones.

Critical supplies may not be available from third parties on acceptable terms or at all, service providers may not perform, or continue to perform, as needed, or be available to provide the required services on acceptable terms or at all. Any lack of or interruption in supplies of raw materials, and any change in service providers or any inability to secure new service providers, or interruption in the provision of such services, would have an adverse impact on the development and commercialization of the Company’s products. Without limiting the generality of the foregoing, in the case of L-DOS47, the Company has reported that it previously experienced challenges in successfully producing GMP engineering batches, including third party scheduling and technical issues, resulting in delays in the L-DOS47 development program. Furthermore, following successful engineering batch production, the Company has experienced delays in manufacturing its initial clinical batch of L-DOS47 again associated with third party scheduling and technical issues. In addition, the Company has most recently relied on BioVectra for its supply of urease, a key component of L-DOS47, as well as for the manufacture of L-DOS47 in bulk for clinical testing. The Company’s previous contract with BioVectra has been completed and the Company is currently in negotiations with BioVectra for a new contract for the further supply of L-DOS47. If the Company cannot come to an agreement with BioVectra, it will have to find a new supplier of urease, as well as a new manufacturer of bulk drug product for future clinical testing programs. There can be no assurance that a new supplier or manufacturer can be contracted in a timely manner or at all, and this could negatively impact the Company’s development plans for L-DOS47.

In the case of Topical Interferon Alpha-2b, the Company is currently dependent on Schering for its supply of interferon alpha-2b. The Company has granted Schering the option to obtain an exclusive worldwide license to use the Company’s Biphasix™ technology in pharmaceutical products containing interferon-alpha (See ITEM 4.B Important Business Developments). Topical Interferon Alpha-2b incorporates the Company’s Biphasix™ technology with interferon alpha-2b. The Company currently expects that in order to complete its development program for Topical Interferon Alpha-2b, it will require a further supply of interferon alpha-2b from Schering beyond the amount originally agreed. The Company will also require further supplies of interferon alpha-2b in order to be able to commercialize Topical Interferon Alpha-2b, should Schering determine not to exercise its option. There can be no assurance that Schering will supply the Company with any such additional interferon alpha-2b on acceptable terms or at all, or that the Company would be able to secure alternative supplies in a timely manner, on acceptable terms or at all. Even if alternative supplies can be arranged, there may be challenges from a regulatory perspective demonstrating adequately to the authorities that a new supplier’s raw material is considered interchangeable with Schering’s interferon alpha-2b. Accordingly, lack of continued supply from Schering of the Company’s requirements of interferon alpha-2b, or the non-exercise by Schering of its option, could adversely affect the Company’s Topical Interferon Alpha-2b program, and such effect could have a materially adverse effect on the Company’s completion of development or commercialization of Topical Interferon Alpha-2b.

Also, in the case of Topical Interferon Alpha-2b, the Company will need strategic partner support in order to be able to conduct its planned U.S. Phase II/III and European Phase III clinical trials, which may involve revising our agreement with Schering, requiring their consent. There can be no assurance that such strategic partner support will be obtained upon acceptable terms or at all.

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

All of the Company’s licensing and royalty revenues is dependent on royalties collected from a single licensee, and a substantial portion of the Company’s product distribution revenues is dependent on sales of product purchased from a single supplier. The termination of these license or supply arrangements, or non-performance by the other parties thereto, would negatively impact the Company’s revenues. The Company’s exclusive distribution agreement with Anika Therapeutics for the distribution of of Orthovisc® and Monovisc™ in Canada expires March 31, 2011. While the Company expects to renegotiate a new agreement, failure to do so could have a material adverse effect on the Company’s product revenue.

The Company relies on third-party manufacturers of its products and the inability to maintain reliable manufacturers may prevent the Company from meeting its business objectives.

We have relied and will continue to rely heavily on contract manufacturers for the production of product required for our clinical studies, product formulation work, scaling-up experiments and commercial production. We may not be able to obtain new, or keep our current, contract manufacturers to provide these services. Even if we do, contract manufacturers may not be reliable in meeting our requirements for cost, quality, quantity or schedule, or the requirements of any regulatory agencies. As a result, we may not be able to manufacture products in quantities or qualities that would enable us to meet our business objectives. Any such failure would materially adversely affect our business. For instance, in the case of L-DOS47, the Company has reported that it previously experienced challenges in successfully producing GMP engineering batches, including third party scheduling and technical issues, resulting in delays in the L-DOS47 development program. Furthermore, following successful engineering batch production, the Company experienced delays in manufacturing its initial GMP clinical batch of L-DOS47 again associated with third party scheduling and technical issues, which has caused it to revise its expected date of filing its planned U.S. Phase I and Polish Phase I/II regulatory dossier to the second quarter of fiscal 2011.

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

The biotechnology and pharmaceutical industries have experienced substantial litigation involving the manufacture, use and sale of new products that are the subject of conflicting proprietary rights. As a result, there is a substantial risk that the Company, or one or more of its licensors, may become subject to litigation alleging that the Company’s or such licensor’s products and technologies infringe on the proprietary rights of third parties. It is possible that the Company’s products and technologies do infringe the rights of third parties. Whether or not the Company’s or such licensors’ products or technologies infringe on the proprietary rights of third parties, the Company or such licensor could incur significant expenses in defending allegations of infringement of proprietary rights. Further, the Company or such licensors may be required to modify its products or obtain licenses for intellectual property rights as a result of any alleged proprietary infringement. The Company or such licensors may not be able to modify their products or obtain licenses on commercially reasonable terms, in a timely manner or at all, any of which could adversely affect the Company’s business.

The Company has historically obtained, and expects to continue to obtain, its requisite additional financing primarily by way of sales of its equity, which may result in significant dilution to existing shareholders.

The Company’s most recent equity sale was completed on August 6, 2010 by way of private placement, with the Company issuing 4,530,000 units at $2.43 per unit, for net proceeds of approximately $9,500,000. Each unit consisted of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share at $3.40 until 5:00 pm Toronto time on August 5, 2013. A total of 4,530,000 common shares were issued on completion of the placement, and up to an additional 4,530,000 common shares are issuable on exercise of the share purchase warrants. Further equity financings will also result in dilution to existing shareholders, and such dilution could be significant.

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

The availability of reimbursement by governmental and other third-party payors, such as private insurance plans, affects the market for any pharmaceutical product. These third-party payors continually attempt to contain or reduce the costs of healthcare. There have been a number of legislative and regulatory proposals to change the healthcare system and further proposals are likely. Significant uncertainty exists with respect to the reimbursement status of newly approved healthcare products. In addition, third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. We might not be able to sell our products profitably or recoup the value of our investment in product development if reimbursement is unavailable or limited in scope.

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

The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and U.S. dollar. Foreign exchange risks arise from the foreign currency translation of the Company’s integrated foreign operation in Ireland. The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euros, which are currently used to fund clinical trials of Topical Interferon Alpha-2b in Europe.

In addition, foreign exchange risks arise from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. Both purchase transactions and recognized financial assets and liabilities are primarily denominated in Euros and U.S. dollars. The Company purchases and pays for inventory in both Euros and U.S. dollars. Purchased inventory is sold into the Canadian marketplace in Canadian dollars. The Company also purchases and pays for various services, such as consulting services and clinical research costs in both Euros and U.S. dollars. In addition, the Company receives a revenue stream from royalties denominated in Euros from the license of the Company’s Klean-Prep™ to Helsinn.

The Company’s main objective in managing its foreign exchange risk has been to maintain sufficient Euros on hand to support Euro forecasted cash flows in support of ongoing clinical trials of Topical Interferon Alpha-2b in Europe as well as a hedge against purchase transactions denominated in Euros. The Company has generally maintained minimal cash balances denominated in U.S. dollars due to Canadian dollar’s appreciation against the U.S. dollar and the small amount of purchase transactions denominated in U.S. dollars. As the Company expands its research and development programs, some of these contracted services are being denominated in U.S. dollars.

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

RISKS RELATED TO THE COMPANY’S SECURITIES AND ITS U.S. STATUS

The price of the Company’s common shares is volatile. If our common shares are delisted from the TSX or NYSE Amex, or any other stock exchange where our common shares may be listed, investors may have difficulty in disposing of common shares held by them.

The price of the Company’s shares, as well as market prices for securities of biopharmaceutical and drug delivery companies generally, have historically been highly volatile, and have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. For the last two fiscal years, the closing price of our common shares has ranged from a low of $1.18 on November, 20, 2008 to a high of $3.24 on September 21, 2009 on the TSX. Since listing on the OTCQX on June 23, 2009, to September 15, 2010, being the date we commenced trading on NYSE Amex and ceased trading on OTCQX, the closing price of our common shares ranged from a low of USD$1.22 on June 23, 2009 to a high of USD$3.00 on December 30, 2009 on the OTCQX. Since listing on NYSE Amex on September 15, to September 30, 2010 the closing price of our common shares has ranged from a low of USD$2.50 on September 30, 2010 to a high of USD$2.68 on September 24, 2010. Future announcements concerning the Company, its competitors or other biopharmaceutical companies, including the results of testing and limited human clinical studies, technological innovations or new therapeutic products, governmental regulation, developments in patent or other proprietary rights, litigation or public concern as to the safety of products developed by the Company or others and general market conditions may have a significant effect on the market price of the common shares of the Company. There are minimum listing requirements for an issuer to maintain its listing on the TSX or NYSE Amex, and if the Company fails to maintain these listing requirements, it may be delisted from the TSX or NYSE Amex. De-listing of our Company or our shares from any securities exchange could have a negative effect on the liquidity of our shares and/or the ability of a shareholder to trade in shares of our Company, and could have an adverse effect on our ability to raise future equity financings.

Helix’s common shares have historically been traded at a low volume.

Helix’s common shares trade in a very low amount compared to the number of common shares outstanding. In the 2010 fiscal year, the average monthly volume of common shares traded on the TSX was 792,107. This means a shareholder could have difficulty disposing of common shares, especially if there are other shareholders of the Company trying to sell their shares in the Company at the same time.

Moreover, a low amount of trading could mean that dispositions of shares in the overall market could have a greater adverse affect on our share price than in other companies that trade their shares in larger volumes.

Dilution through exercise of share options, warrants, or other securities convertible or exchangeable into common shares, could adversely affect Helix’s shareholders.

Because the success of Helix is highly dependent upon its management and its personnel, the Company has granted to most of its employees, directors and consultants, options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options are exercised, the interests of the other shareholders of the Company will be diluted. At September 30, 2010, there were 64,505,335 common shares outstanding, share purchase options outstanding to purchase up to 4,734,500 common shares with exercise prices ranging from $1.68 to $3.00 per share and warrants outstanding to purchase up to 14,555,000 common shares at exercise prices ranging from $2.36 to $3.40 per share. If all of these securities were exercised, an additional 19,289,500 common shares would become issued and outstanding. This represents an increase of approximately 29.9% in the number of shares issued and outstanding as at September 30, 2010 and would result in significant dilution to current shareholders.

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

As more fully described below in ITEM 10.E – Taxation –United States Federal Income Tax Considerations – Passive Foreign Investment Company Status, if for any taxable year our passive income, or the value of our assets that produce (or are held for the production of) passive income, exceed specified levels, we may be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including having a gain on the disposition of our common shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge. Rules similar to those applicable to dispositions generally will apply to certain “excess distributions” in respect of our common shares. We believe we were not a PFIC for the year ending July 31, 2010 and do not expect to be classified as a PFIC for the taxable year ending July 31, 2011. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not become a PFIC for the taxable year ending July 31, 2011 or in any future taxable year. Additionally, there are no assurances that the United States Internal Revenue Service will agree with our conclusion. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our common shares.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers.

It may be difficult for U.S. investors to bring and enforce suits against Helix. Helix is a company amalgamated under the CBCA. A majority of the Company’s directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, if a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company's non U.S. resident executive officers or directors. Accordingly, U.S. shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Nevertheless, it may be difficult for U.S. shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company's non U.S. resident executive officers or directors.

The Company’s common shares are listed on NYSE Amex, but the Company may continue to rely on certain Canadian requirements concerning corporate governance issues, in which case, there exists the possibility that Canadian securities requirements will provide less protection than those required under the U.S. national exchange rules.

In lieu of certain rules of the NYSE Amex, as a foreign private issuer we are able to follow certain corporate governance rules that conform to Canadian requirements, including the following:

  With respect to quorum for shareholder meetings, NYSE Amex requires a minimum quorum of 33-1/3% of the Company’s outstanding shares. The Company has adopted by-laws, which provide that a quorum of shareholders is present at a meeting of shareholders, if the holders of 10% of the shares entitled to vote at the meeting are present in person or represented by proxy, provided that a quorum shall not be less than two persons.

  Under Section 804(a) of the NYSE Amex Company Guide, Board of Director nominations must be either selected, or recommended for the Board's selection, by either a Nominating Committee comprised solely of independent directors or by a majority of the independent directors. Helix has a Governance Committee, whose mandate includes making recommendations to the Board for the selection of director nominees. This Committee is comprised of 3 board members, a majority of whom are independent directors.

  Under Section 805(a) of the NYSE Amex Company Guide, compensation of the chief executive officer of a listed company must be determined, or recommended to the Board for determination, either by a Compensation Committee comprised of independent directors or by a majority of the independent directors on its Board of Directors. Compensation for all other officers must be determined, or recommended to the Board for determination, either by such Compensation Committee or a majority of the independent directors on the company's Board of Directors. Helix’s Compensation Committee is comprised of 3 board members, a majority of whom are independent directors. This majority is ½ of the independent board members. The Compensation Committee recommends to the Board compensation for the Chief Executive Officer and all other senior officers of the Company, namely the President & Chief Operating Officer, Chief Financial Officer and Chief Scientific Officer. Compensation for the two remaining officers, namely the VP Product Distribution and VP Topical Drug Product Development is determined by management.

  Under Section 713 of the NYSE Amex Company Guide, shareholder approval is required if a listed company is to issue common stock (or securities convertible into common stock) amounting to more than 20% of the listed company’s currently outstanding common stock. The corresponding rule under policies of the TSX is that shareholder approval is required if 25% or more of a company’s outstanding common stock is to be issued.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

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

The Company’s common shares trade on the Toronto Stock Exchange in Canada and on the NYSE Amex in the U.S. under the symbol “HBP”. The Company’s common shares traded on the OTC International Market in the U.S. under the symbol “HXBPF” from June 23, 2009 to September 15, 2010. In addition, although the Company did not seek to be listed on the Berlin-Bremen, Frankfurt, Munich, Stuttgart and XETRA stock exchanges, the Company’s common shares also trade on these exchanges under the symbol “HBP”.

The Company’s principal executive offices are located at 305 Industrial Parkway South, #3, Aurora, Ontario, Canada, L4G 6X7. The Company’s telephone number is (905) 841-2300.

In fiscal 2011, the Company is planning to spend approximately $146,000 in capital expenditures, primarily on research and development equipment and computers. The Company is financing these expenditures from internal cash resources. There have been no divestures of capital assets.

The following table summarizes the capital expenditures made by the Company in the fiscal years ended July 31:

	Amount	Type

Fiscal 2010	$ 607,000	Capital asset purchases
Fiscal 2009	$ 932,000	Capital asset purchases
Fiscal 2008	$ 266,000	Capital asset purchases

All capital expenditures are related to furniture, fixtures, computers, scientific testing and processing equipment. All capital equipment is located in both Canada and the United States. There have been no divestures of capital assets.

4.B. Important Business Developments

Business Overview

Helix BioPharma Corp. is a Canadian biopharmaceutical company focused on cancer therapy. The Company is actively developing products for the treatment and prevention of cancer based on its proprietary technologies. Helix’s product development initiatives are currently primarily focused on its L-DOS47 and Topical Interferon Alpha-2b new drug candidates. Our research and development activities are currently being financed primarily by the issuance of our common shares. Ongoing revenue consists of (i) product revenue including the distribution in Canada of Klean-Prep™1, Orthovisc®1 and Monovisc™1 and (ii) royalty payments from Helsinn relating to its license of the Company’s Klean-Prep™. The Company commenced distribution of Monovisc™ in the first quarter of fiscal 2010.

As the Company has several projects in the development stage, it expects to incur additional losses and will require additional financial resources. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon, among other things, the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis. It is not possible to predict the outcome of future research and development activities or the financing thereof. See Item 5.A. Operating Results – Overview and Item 5.B. Liquidity and Capital Resources.

The Company conducts some of its own research and development activities through its laboratory facilities in Saskatoon, Saskatchewan, and Edmonton, Alberta, Canada. The Saskatoon facility is primarily dedicated to drug development with emphasis on quality control testing. The Edmonton facility is primarily dedicated to cancer drug discovery and research. In addition, the Company contracts specific projects with several universities and other third-party research and development organizations.

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

Helix is principally focused on pursuing the clinical development of two emerging drug products with distinct anti-cancer applications: L-DOS47 and Topical Interferon Alpha-2b. L-DOS47 is the first drug product candidate to emerge from the Company’s DOS47™ development program, and is under development for the treatment of lung adenocarcinoma, the most common form of lung cancer. Helix’s lead product candidate for Topical Interferon Alpha-2b is under development as a prospective treatment for potentially pre-cancerous low-grade cervical lesions.

Discussed below is the current research and development stage of each of L-DOS47 and Topical Interferon Alpha-2b, and the next steps the Company currently plans to undertake for each drug candidate. For a general discussion of the regulatory phases each candidate must achieve prior to commercialization, see “Pharmaceutical Regulatory Environment” below. As both drug candidates are in the early stages of development and their continued development will depend on successfully reaching a number of milestones over the next several years, it is not possible at this time to estimate costs and timing to commercial production and distribution, or whether commercial production and distribution will occur at all. See also ITEM 3.D – Risk Factors.

1 Klean-Prep® is a registered trademark in Canada of Helix BioPharma Corp. Orthovisc® and Monovisc™ are trademarks of Anika Therapeutics, Inc.

DOS47 – A broad anti-cancer therapeutic candidate

DOS47 was conceived to offer a novel approach to cancer therapy by leveraging a natural process in the body called the urea cycle, to produce an anti-cancer effect. DOS47 is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By doing so at the site of cancerous tissues in the body, DOS47 is believed to modify the microenvironmental conditions of cancerous cells in a manner that leads to their death.

Among these theorized effects, DOS47 is believed to stimulate an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. The local production of ammonia at the site of cancerous tissues is thought to readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions. In addition, the enzymatic action of urease at the site of cancerous cells is believed to be repetitive and sustainable due to the plentiful supply of urea that is furnished by the body. Urease is isolated by Helix’s manufacturer, BioVectra, from a naturally occurring plant, jack beans.

The Company has been awarded two DOS47-related patents from the U.S. patent office, both of which will expire in 2024. The Company has also been awarded nine DOS47-related patents internationally. The issued patents cover the use of targeted DOS47-based therapeutics alone and combined with certain weakly basic chemotherapeutic drugs in adjunct treatment applications. Helix intends to pursue the development of DOS47 both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics and/or chemoradiation regimens, with a view to maximizing its DOS47 commercialization potential.

Helix continues to explore opportunities to expand its product pipeline with new DOS47-based therapeutics pending the identification of further tumor targeting agents, such as the lung adenocarcinoma-specific antibody component of L-DOS47.

L-DOS47

L-DOS47 is the first targeted therapeutic immunoconjugate under development based upon Helix’s DOS47 technology. Helix’s L-DOS47 is a new drug in development that is intended to offer an innovative approach to the first-line treatment of inoperable, locally advanced, recurrent or metastatic NSCLC.

We believe L-DOS47 is unique among cancer therapeutics currently on the market today because its pharmacological effect is based on a biochemical enzyme reaction, whereby the urease compound reacts with the naturally occurring urea in a continuous manner.

In addition, L-DOS47 is designed to act in a targeted manner, affecting NSCLC cancer cells, and especially of the adenocarcinoma type, preferentially over any other cells in the body. In order to do this, the L-DOS47 drug molecule includes, in addition to the urease compound, a highly specialized single domain antibody, designed to identify a unique CEACAM6 antigenic site predominantly associated with lung adenocarcinoma cells. The antibody was licensed from the NRC in 2005. See “Royalty and In-Licensing Commitments – License Agreement with National Research Council” below. Patent applications in respect of the antibody have been filed in Canada, the United States and other countries.

Helix subsequently conducted a series of laboratory investigations that demonstrated the anti-cancer capabilities of the conjugated L-DOS47 drug product using lung cancer laboratory models. Selected scientific findings from its pre-clinical in-vivo and in-vitro research and development work on DOS47 were published in the Journal of Experimental Therapeutics and Oncology (Volume 5, Number 2, 2005, pp 93-99) and, in 2006, a poster presentation was given at the 5th Annual Congress on Recombinant Antibodies Conference in Zurich, Switzerland.

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

During fiscal 2008, Helix signed a second agreement with BioVectra to further advance GMP production of the L-DOS47 active drug substance to a scale that is suitable for human clinical testing. The agreement was designed to provide the Company with sufficient L-DOS47 bulk drug product to initiate the Company’s planned Phase I/II clinical trial. The Company will require additional quantities of product to complete the planned Phase I/II study, and is currently in the process of negotiating another agreement with BioVectra to manufacture additional quantities for the planned Phase I/II study. Also during fiscal 2008, a process for vialing L-DOS47 in a lyophilized (i.e. freeze-dried) format was developed through the services of KBI and the Company subsequently identified a fill finish solution provider, CBI, for the purposes of vialing bulk drug product for human clinical testing. Jack M. Kay, a director of Helix, is also a director of Cangene Corporation, the parent company of CBI.

During fiscal 2009, Helix completed further animal pharmacology and primate repeat-dose toxicology studies employing the services of Charles River Laboratories. As well, Helix continued to advance its scale-up, GMP manufacturing program at BioVectra and CBL, together with the analytical support of KBI, including the production of GMP engineering batches of L-DOS47. Also during fiscal 2009, Helix conducted a pre-IND meeting with the FDA through which it gained information pertaining to the FDA’s Phase I IND submission requirements for L-DOS47.

Helix continues to carry out its preparations for filing an IND with the FDA for a U.S. Phase I clinical study, and a CTA with the Polish regulatory authorities for a parallel Phase I/II clinical study to be conducted in Poland. The U.S. Phase I study is expected to be primarily a safety study in patients with refractory solid tumors. The Polish Phase I/II study, by comparison, is expected to be a more sophisticated, multi-arm safety and preliminary efficacy study in patients with stage III/IV NSCLC. Both studies will be of an open-label design, providing for periodic updates on recruitment status through the course of the studies. In the case of the Phase I/II study, Helix plans to study the effects of L-DOS47 alone as a monotherapy, as well as in adjunct/combination regimens with certain common chemotherapy drugs (i.e., vinorelbine with or without cisplatin and common chemoradiation therapy (i.e., radiation therapy with or without cisplatin). These two studies are intended to demonstrate valuable safety and proof-of-concept efficacy data for L-DOS47, if successful, across a range of potential therapeutic applications for potential future expanded clinical testing. Helix believes that L-DOS47 may also prove to have utility in neoadjuvant and/or adjuvant therapeutic applications, however, no such clinical testing is planned currently.

In anticipation of IND/CTA filing, Helix’s GMP clinical batch of L-DOS47 has completed initial quality testing and is continuing to undergo required stability testing. As announced in its news release dated October 12, 2010, Helix has also completed its definitive, GLP, rodent and primate, repeat-dose toxicology studies, which confirmed the good animal safety profile previously demonstrated in its preliminary non-GLP toxicology studies. As well, under the terms of pre-study agreements with contract research organizations and other study support providers Helix identified candidate service providers to carry out the planned U.S. and Polish studies. The Company continues to develop the necessary clinical study designs and supportive documentation for its planned IND/CTA filings. Helix expects these IND/CTA submissions to be made in its second, rather than its first, quarter of fiscal 2011. Achieving this timeline assumes the Company’s remaining activities described above prior to IND/CTA filing are completed successfully and in a timely fashion. Assuming IND/CTA approvals are obtained, the Company plans to prioritize its current capital resources to initiating the proposed U.S. Phase I and Polish Phase I/II clinical studies for L-DOS47, however, it is still in the process of gathering the required third-party service provider costing proposals to execute the studies and has not yet committed any funds for this purpose. Also, we will require additional capital in order to see both trials through to completion.

Regulatory approval or raising sufficient capital is not assured. Thereafter, while the Company does not have an estimated timeline for the completion of the two studies, based on its current planned schedule, which include estimates of patient availability and recruitment pace in the respective jurisdictions, it estimates that its U.S. Phase I study will have a duration of not less than 12 months and its Polish study a duration of not less than 18 months, followed by analysis and reporting of the trial results in each case.

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

DOS47™ is designed to act by breaking down urea, a natural metabolite, into ammonia in the interstitial medium surrounding the cancer cells. Ammonia is toxic to cancer cells and provides a direct cytotoxic effect on the tumor. Ammonia also raises pH of the interstitial fluids reversing the hostile environment of the tumor and generates a favorable condition for some commonly used anti-neoplastic chemotherapeutics.

L-DOS47 was designed to induce these effects in a targeted manner. It is armed with a lung adenocarcinoma antibody which is expected to deliver DOS47™ to lung adenocarcinoma cells directly through the blood stream.

Market and Competition

Helix believes that there is a substantial market opportunity for L-DOS47 given that (i) its target therapeutic indication, inoperable, locally-advanced, recurrent or metastatic non-small cell lung cancer (NSCLC), represents a significant and unmet medical need worldwide and (ii) therapeutics for such oncology applications have commonly been high revenue generators for the pharmaceutical sector.

Based on information published in “Cancer Facts and Figures 2010” by the American Cancer Society (www.cancer.org), Helix estimates the incidence of inoperable, locally advanced, recurrent or metastatic NSCLC to currently be an estimated 160,000 people annually in the U.S. alone.

Treatment strategies today for patients with inoperable, locally advanced, recurrent or metastatic NSCLC are of limited effectiveness and they are generally considered to be more palliative than curative. If detected early, surgical removal of the cancerous tissue is currently a patient’s best option. However, in the vast majority of cases, the cancer is not typically identified until it has advanced to a level at which surgical intervention is no longer an option.

In the cases of inoperable, locally advanced, recurrent or metastatic NSCLC, treatment strategies consist of one or more of today’s leading chemotherapeutic drugs for lung cancer (e.g. platinum therapy together with AvastinTM, Erbitux® or Alimta®) used in combination with thoracic radiation therapy. Typically, these regimens relieve symptoms and, at best, delay progression of the disease.

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

Topical Interferon Alpha-2b

Helix is developing Topical Interferon Alpha-2b for the treatment of certain skin/mucosal lesions caused by HPV infections. HPV is one of the most common sexually transmitted infections, causing AGW and cervical dysplasia and is linked to the development of a variety of cancers.

Helix’s Topical Interferon Alpha-2b formulation incorporates the Company’s patented Biphasix™ technology (see “Biphasix™ Topical Formulation System” below). The BiphasixTM technology is designed to facilitate the delivery of macromolecules such as interferon alpha-2b across the surface of skin/mucosal tissues. Topical Interferon Alpha-2b is designed to deliver interferon alpha-2b therapy to the basal epidermal layer, combating HPV infections where they would otherwise cause abnormal cellular proliferation.

Human leukocyte-derived interferon alpha-2b is a well-established, recombinantly-produced drug therapy with potent antiviral effects that is available today in injectable preparations only. Helix’s Topical Interferon Alpha-2b is intended to offer a superior cream dosage form of interferon alpha-2b for dermatological applications.

In December 2000, the Company signed an agreement with Schering, granting it the option to obtain an exclusive worldwide license to use the Company’s Biphasix™ technology in pharmaceutical products containing interferon-alpha. As part of the agreement, Schering agreed to supply to the Company, at no charge, a quantity of interferon alpha-2b for use in the Company’s Topical Interferon Alpha-2b development program as approved by Schering, which Helix has agreed to use diligent efforts to conduct. Helix may require additional interferon alpha-2b beyond the quantity originally stated in the agreement, which will require Schering’s written approval. Schering’s option may be exercised at any time up to sixty (60) days following its receipt of notice of the successful completion of Phase III clinical trials. Included in the option agreement are terms for the grant of a license to Schering for the life of the associated patents, which provides for milestone payments and royalties on Topical Interferon Alpha-2b product sales. Helix’s issued patents relating to Biphasix™ technology have expiration dates ranging from 2013 through 2020 in the United States. Helix also currently has a patent pending in the United States, relating to Biphasix™ technology, that, if issued, would be expected to expire in 2028. Helix has also filed patent applications relating to Topical Interferon Alpha-2b in Europe and in other countries, and may file further applications in Europe, the United States and elsewhere. If issued, these additional patents may further extend the term of any license granted to Schering. In the event that Schering exercises its option, the parties shall have a period of ninety (90) days to negotiate in good faith and enter into a mutually acceptable license agreement for Topical Interferon Alpha-2b. If Schering exercises its option, the license agreement shall incorporate the following license fees and royalties:

License fees

$250,000	Exercise of option (within sixty (60) days of phase III completion)
$500,000	NDA filing in the U.S. for Primary Indication
$500,000	HRD filing in the EU for Primary Indication
$2 million	NDA approval in the U.S. for Primary Indication
$1 million	HRD approval in the EU for Primary Indication
$2 million	NDA approval in the U.S. for Secondary Indication
$1 million	HRD approval in the EU for Secondary Indication
$3 million	When Net Sales first reach $50 million per year
$5 million	When Net Sales first reach $100 million per year
$8 million	When Net Sales first reach $150 million per year
--------
$23.25 million	Maximum total fees

Each of the above license fees is only payable once on the first occurrence of the relevant triggering event. No fees have been paid to date as Schering has not yet exercised its option.

Royalties

5% on Net Sales up to $50 million
6% on Net Sales between $50-$100 million
7% on Net Sales over $100 million

The option agreement will terminate on the expiry of sixty (60) days following Schering’s receipt of notice of the successful completion of Phase III clinical trials, or in the event of material breach by either party, thirty (30) days after the non-breaching party has given notice of the breach and such breach remains uncured.

Topical Interferon Alpha-2b (low-grade cervical lesion therapeutic indication, formerly referred to as “LSIL” or low-grade cervical dysplasia)

Since establishing the agreement with Schering, Helix has conducted a comprehensive work program with its Topical Interferon Alpha-2b. In November 2004, the Company commenced a Phase II clinical study at a university in Germany and on June 2, 2005, opened an additional two clinical studies in Berlin.

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

On March 30, 2007, the Company announced positive results from the study. Nearly half (46.7%) of the women in the treated per-protocol population experienced resolution of their abnormal Pap smears, compared with only 15.8% of the per-protocol control subjects. Furthermore, the relative difference in the Pap-response rate improved substantially when only the more advanced PapIIID per-protocol women were analyzed. In this subset, none (0.0%) of the untreated control subjects experienced normalization of their Pap smear versus 42.9% of the treated patients. However, the Company recently learned that an unconventional reporting practice was applied by the cytology laboratory involved in the study in interpreting the Pap smear results of the patients in this study. In light of this, the Company reassessed the Pap smear results according to standard reporting practices, which demonstrated an increased Pap-response rate in the women that participated in the study relative to that which was previously reported. Accordingly, 58.3% of the women in the treated per-protocol population actually experienced resolution of their abnormal Pap smears, compared with 36.8% of the per-protocol control subjects. Similarly, 57.1% of the PapIIID per-protocol subset of treated women experienced normalization of their Pap smear versus 28.5% of the untreated PapIIID per-protocol control subset. Beyond the Pap-response rate efficacy parameter, all other efficacy parameters evaluated showed the same tendency in favour of treatment. For example, 60% of the treated women experienced resolution of their associated abnormal cervical findings upon colposcopic diagnosis versus only 9.5% of the untreated women.

Following this study, Helix conducted a Phase II pharmacokinetic study in women with low-grade CIN 1 or CIN 2 cervical lesions on colposcopic directed biopsy. The clinical study employed an open-label, single-arm design and enrolled a total of 14 female patients. Eligible women were between 18 and 45 years of age, presented with mild to moderate CIN (CIN1 or CIN2 respectively) confirmed by biopsy/histology, had a cytological diagnosis of Pap IIID not older than 12 months and were human papillomavirus (HPV)-positive confirmed by the Hybrid Capture®1 2 HPV-DNA test. The primary objective of the study was to determine the multiple-dose pharmacokinetic profile of Topical Interferon Alpha-2b following intravaginal application every other day of a total of 14 doses of the cream. Following the pharmacokinetic portion of the trial, assessment of the secondary efficacy and safety parameters continued until 35 doses of the cream were applied. As such, the clinical study was designed to also mimic the dosing regimen intended to be applied in Helix’s future contemplated U.S. Phase II/III and European Phase III pivotal efficacy trials for this indication. The clinical study was conducted under the direction of Prof. Dr. med. Achim Schneider M.P.H., a world expert in the field of cervical cancer and Director of the Department of Gynecology at the Charité University Hospital in Berlin, Germany.

All 14 patients were found to have circulating interferon alpha-2b levels below the bioassay’s lower limit of detection (6.25 pg/mL) at all sampling time points. These findings were considered consistent with the primary purpose of the study: to confirm that Topical Interferon Alpha-2b causes no significant systemic interferon alpha-2b exposure in patients following cervical application using the dose and regimen in this study.

On October 21, 2010, Helix announced positive efficacy and safety findings from the study. Using colposcopic directed biopsy to determine the treatment’s effectiveness, 71.4% of the women in the study no longer had potentially pre-cancerous, low-grade lesions known as cervical intraepithelial neoplasia grade 1 or 2 (CIN 1 or CIN 2) following treatment. Colposcopic directed biopsy is generally considered the leading method for diagnosing potential cervical precancer today. In addition, Topical Interferon Alpha-2b demonstrated an excellent safety profile, with no significant local intolerance findings and no serious adverse events.

Having successfully completed the pharmacokinetic study, Helix plans to progress to randomized, placebo-controlled, double-blind trials to evaluate the product in an expanded patient population in patients with low-grade cervical lesions (CIN 1 or CIN 2). Helix wishes to perform two parallel pivotal efficacy trials, one in the U.S. as a Phase II/III trial and another one in Europe as a confirmatory Phase III trial, requiring approximately 500 patients per trial over an estimated two-year duration for each trial, in order to support marketing authorizations. On

1 Hybrid Capture® is a trademark of Digene Diagnostics, Inc.

October 19, 2010, Helix announced that it had filed its IND with the FDA for the planned U.S. Phase II/III trial, and also provided further particulars of its proposed trial design in such announcement. It is continuing its activities toward filing its European Phase III trial CTA. Helix plans that the results of its U.S. Phase II/III trial and the results of its European Phase IIII trial, if successful, will be submitted together in order to seek U.S. and European marketing authorizations for the product for this indication. Helix intends to conduct the European trial at centers in Germany and Austria, and has completed a scientific advice meeting with the German regulatory authority, at which Helix obtained guidance concerning the Phase III CTA preparation and submission requirements for Topical Interferon Alpha-2b.

In addition to needing regulatory approvals and sufficient financing to conduct the proposed U.S. and European trials, the Company also requires strategic partner support prior to proceeding with the trials. If the Company receives regulatory approval for either its proposed U.S. Phase II/III trial or its proposed European Phase III trial, the Company will not be able to go ahead with the trials without sufficient funding beyond the Company’s current capital resource s, as well as strategic partner support. Regulatory approval, raising of sufficient capital or securing suitable strategic partner support are not assured. Obtaining strategic partner support may also involve revising our agreement with Schering, which will require their consent. Helix is postponing hiring the necessary contract research organizations and study support resources to execute the proposed U.S. Phase II/III and European Phase III trials until after the necessary regulatory approvals, financing and strategic partner support are obtained. Accordingly, the Company does not currently have an estimated timeline for commencement or completion of these trials, and any estimates previously made by the Company respecting such timing or potential timing of marketing authorizations or applications are withdrawn.

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

Topical Interferon Alpha-2b (ano-genital warts (“AGW”))

Helix has also investigated the use of Topical Interferon Alpha-2b for the treatment of patients with ano-genital warts. The Company has completed a Phase II clinical trial for this indication, at multiple centers in Sweden and Germany. As announced in its news release of June 8, 2010, analysis of the primary study endpoint as well as the secondary efficacy endpoints showed no statistically significant treatment effects between the treatment and the placebo groups. Topical Interferon Alpha-2b was, however, very well tolerated. Local skin reactions (e.g., itching, burning or pain) in both groups were mostly absent or mild, and there were no treatment-related serious adverse events, which was consistent with previous clinical findings with Topical Interferon Alpha-2b. The Company is considering the results of this trial in detail to determine its next steps forward for this indication, if applicable.

The BiphasixTM Topical Formulation System

The Biphasix™ Topical Formulation System is a technology for microencapsulating therapeutic compounds in multilayered, lipid-based microvesicles. These microvesicles have complex structures that include a variety of compartments into which drug molecules can be integrated.

The principal application of the technology is in the preparation of topical dosage forms for the dermal (into the skin) or mucosal (into the mucosal tissues) delivery of large molecular weight drug compounds. It is hypothesized that the Biphasix™ Topical Formulation System accomplishes this by: (i) causing a temporary increase in the permeation of the skin and mucosal tissues following application, sufficient to allow drug molecules to travel through intercellular pathways to their targeted site(s) of action; and (ii) allowing drug delivery to occur in a controlled manner over time.

Market and Competition

Helix believes that there is a considerable and untapped marketplace for Topical Interferon Alpha-2b as a treatment for the millions of women annually suffering from HPV-induced low grade cervical lesions. As such, Topical Interferon Alpha-2b could have the potential to offer a form of preventative therapy in the cervical cancer field where virtually none exists today.

Low-grade cervical lesions are one of the most common manifestations of HPV infection today. Approximately 1.3 million American women a year are diagnosed with potentially precancerous cervical lesions known as cervical intraepithelial neoplasia grade 1 or 2 (CIN 1 or CIN 2), according to data from 2006 Consensus Guidelines in the American Journal of Obstetrics and Gynecology 2007; 340-345 and Kaiser Permanente Northwest Health Plan in the American Journal of Obstetrics and Gynaecology (2004) 191, 105 -13.

Helix is not aware of any other interferon alpha-2b cream product under development today, although there are other products being developed by our competitors which are also intended to treat such cervical diseases. Helix believes that its Biphasix™ formulation is specialized and unique among today’s dermal delivery vehicles in being able to offer a stable cream dosage form capable of delivering interferon alpha-2b into the skin and mucosal tissues.

Helix believes that the main products which may offer noteworthy competition for Topical Interferon Alpha-2b as a treatment for cervical HPV infections are emerging HPV vaccines. Companies such as Merck and Glaxo have developed vaccines that are designed to protect against infection from several specific subtypes of HPV. Merck’s product, Gardasil®, is sold in a number of countries, including the United States. Gardisil has also received approval from Health Canada as a treatment to prevent genital warts in males aged 9 to 26. Glaxo’s product, Cervarix®, is sold in Europe and the United States, and this past fiscal year received approval in Canada as a vaccine for girls and women. Merck is also developing a new broad spectrum HPV vaccine, V503, which is presently under Phase III clinical development.

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

In contrast, Topical Interferon Alpha-2b is expected to offer a broadly applicable and efficacious therapeutic option to persons that contract virtually any of the wide variety of HPV subtypes linked to the development of cervical cancer. Helix believes that there is a suitably sized market for such a product.

Beyond emerging prophylactic vaccines, various other products may also prove to offer competition to Helix’s Topical Interferon Alpha-2b. Other companies recognize the need for effective therapies for HPV-induced cervical and ano-genital lesions and are exploring the development of a variety of new drug treatments. In addition to the use of Topical Interferon Alpha-2b as a treatment for HPV-induced cervical and ano-genital lesions, Helix believes that there is potential to develop the product for additional indications. Specifically, injectable interferon alpha-2b therapy has already been indicated for, or experimentally tested by others against, additional widespread dermatological disease states including actinic keratosis, anal dysplasia, Kaposi’s sarcoma, basal cell carcinoma and malignant melanoma. In contrast to injectable administration, Helix believes that its topical preparation could conceivably offer a superior means of delivering potent interferon alpha-2b therapy for the treatment of conditions such as these. However, the Company is not currently allocating resources to these other potential clinical indications, since we are currently directing our resources toward the treatment of HPV-induced cervical lesions.

The following is a list of some of the companies which, based on publicly available information, are developing products which offer competition for Helix’s Topical Interferon Alpha-2b: Tigris Pharmaceutical Inc., 3M Pharmaceuticals and Takeda Global Research and Development Center, Inc., Cancer Research Technology Ltd., Nventa BioPharmaceuticals Corporation (formerly Stressgen Biotechnologies Corporation), MediGene AG, MGI Pharma, Transgene S.A., Roche and Nanovir LLC.

The competitive impacts of these and similar products on Helix’s market penetration with its Topical Interferon Alpha-2b remain to be determined, if and when commercialized. However, it should be noted that many competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Company.

Revenue Generating Activities

The following table summarizes the Company’s revenue by category for the fiscal years ended July 31:

	2010	2009	2008
Product revenue	$3,925,000	$3,244,000	$2,952,000
License fee and royalty revenue	509,000	597,000	639,000
	$4,434,000	$3,841,000	$3,591,000
Percentage of product revenue generated by the top five customers	58%	65%	67%
Percentage of license fees and royalty revenues represented by Helsinn	100%	85%	84%

The following table summarizes the revenues by geographic region for the fiscal years ended July 31:
	2010	2009	2008
Canada:
Product revenue	$3,606,000	$3,057,000	$2,780,000
License fee and royalty revenue	–	–	–
United States:
Product revenue	319,000	187,000	172,000
License fee and royalty revenue	–	89,000	101,000
Europe:
Product revenue	–	–	–
License fee and royalty revenue	509,000	508,000	538,000
	$4,434,000	$3,841,000	$3,591,000

License fee and royalty revenue originating outside of Canada represents license fee and royalty revenues earned by the Company’s Irish subsidiary and the licensing of technology to Lumera Corporation, a U.S. company. The preponderance of the Company’s capital assets are located in Canada.

Drug Distribution in Canada

The Company distributes the following products in Canada:

  Orthovisc® and MonoviscTM , treatments for osteoarthritis of the knee;

  Normacol® and Klean-Prep™, gastrointestinal products; and

  Imunovir™, an immune system modulating drug.

The Company has an exclusive distribution agreement with Anika Therapeutics for the distribution of Orthovisc® and Monovisc™ in Canada. The contract expires March 31, 2011, and the Company currently expects to renegotiate a new agreement. Failure to renegotiate a new agreement could have a material adverse effect on the Company’s product revenue.

In January 2010, the Company signed a four year renewal contract with Newport Pharmaceuticals for the exclusive distribution of Imunovir in Canada. Revenues from Imunovir have represented less than 10% of total product revenue in each of the last three fiscal years.

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

The Company is experiencing competition to sales of its Klean-Prep™ in Canada. The competing products are perceived as being easier to use with equivalent efficacy. To date the Company has not experienced any downturn in sales due to these competitors. While the Company is not aware of imminent additional entries into this marketplace, other companies may begin to consider entering this therapeutic area based on recent growth rate.

Orthovisc® has been facing competition from single-injection products. These single-injections products are more convenient for patients versus the 3-injection regimen of Orthovisc®. However, several physicians have reported to the Company that based on their clinical impressions, there is a perceived reduction in efficacy of single-injection products. Nevertheless, the Company commenced distribution of MonoviscTM, a single-injection product, in fiscal 2010 which has helped the Company recapture lost sales.

Product Revenue

Revenue is expected to increase marginally in the foreseeable future. The Company continues to actively pursue new product opportunities. Some capacity currently exists for the addition of new products within the existing infrastructure without the need to incur additional fixed costs. All product revenue is generated from sales to third-party customers.

The Company’s revenues by product, and license fees and royalties, for the following years ending July 31 are as follows:

	2010	2009	2008
Product revenue:
Orthovisc - $	$1,321,000	$1,592,000	$1,373,000
Orthovisc - %	29.8%	41.4%	38.2%

Monovisc - $	$794,000	$–	$–
Monovisc - %	17.9%	–%	–%

Klean-Prep - $	$1,349,000	$1,250,000	$1,251,000
Klean-Prep - %	30.4%	32.5%	34.8%

Immunovir - $	$330,000	$236,000	$194,000
Immunovir - %	7.4%	6.1%	5.4%

Normacol - $	$163,000	$195,000	$158,000
Normacol - %	3.7%	5.1%	4.4%

Returns, discounts and allowances - $	$(32,000)	$(28,000)	$(24,000)
Returns, discounts and allowances - %	-0.7%	-0.6%	-0.6%
Total product revenue - $	$3,925,000	$3,244,000	$2,952,000
Total product revenue - %	88.5%	84.5%	82.2%
License fees and royalties:
Klean-Prep - $	$509,000	$508,000	$538,000
Klean-Prep - %	11.5%	13.2%	15.0%

Biochip Technology - $	$–	$89,000	$101,000
Biochip Technology - %	–	2.3%	2.8%
Total license fees and royalties - $	$509,000	$597,000	$639,000
Total license fees and royalties - %	11.5%	15.5%	17.8%
Total revenues - $	$4,434,000	$3,841,000	$3,591,000
Total revenues - %	100.0%	100.0%	100.0%

International Licensing

Klean-Prep™

The Company licenses its proprietary gastro-intestinal lavage product, Klean-Prep™ to Helsinn. The license agreement extends to December 31, 2016, and grants Helsinn the right to sell Klean-Prep™ in all countries of the world, excluding the United States and Canada. The Company earns royalties on the sale of Klean-Prep™.

Biochip Technology

Helix developed biochips based on its proprietary technology as well as from acquired technology. Helix’s biochips were designed for use by biopharmaceutical research companies, institutions and organizations in the study of protein interactions for the purpose of discovering and developing biopharmaceuticals and diagnostics.

On January 25, 2005, the Company announced that it had entered into an exclusive sub-licensing agreement with Lumera Corporation for Helix’s biochip technology. Lumera terminated the sub-license effective December 19, 2008, and paid the required termination payment of US$75,000. As the Company is focusing on the development of its L-DOS47 and Topical Interferon Alpha-2b drug candidates, it does not intend to further develop its biochip technology.

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

Royalty and In-licensing Commitments

License Agreement with National Research Council

Helix announced on May 2, 2005 that it had begun to develop its lung cancer-specific drug compound L-DOS47. For this purpose, Helix entered into a worldwide exclusive license with the NRC, through which it obtained the right to combine an antibody that specifically binds to lung adenocarcinoma cells with minimal cross reactivity to other tissues with Helix’s DOS47™ technology. Unless earlier terminated pursuant to the license agreement, the license terminates when the last patent right related to the licensed technology expires, on a country-by-country basis. The Company is required to pay a royalty of 3% of net sales, with a minimum royalty of $10,000 per year. The Company is also required to make certain milestone payments as follows: $25,000 upon successful completion of Phase I clinical trials; $50,000 upon successful completion of phase IIb clinical trials; $125,000 upon successful completion of Phase III clinical trials; and $200,000 upon receipt of market approval by a regulatory authority. Patent applications in respect of the antibody have been filed in Canada, the United States, and other countries. See Research and Development Activities – L-DOS47 above.

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

Other Agreements

In addition to the foregoing, the Company also has the following royalty commitments:

  payment commitments to the University of Saskatchewan Technologies Inc. in respect of the licensing or sale by the Company of any prospective products which utilize the Biphasix™ technology and contain prostaglandin E1. The Company does not currently contemplate developing any such products; and

  an agreement dated July 10, 2000, pursuant to which the Company pays a sliding scale percentage based fee to RFB Associates (“RFB”) in the event a healthcare acquisition or product license is consummated between the Company and a company introduced by RFB. As a result of introducing the Company to Anika Therapeutics which resulted in the finalizing of an in-license arrangement for the rights to distribute Anika Therapeutics’ product in Canada, the Company pays RFB a percentage-based fee. The fee is 5% of the consideration paid to Anika Therapeutics by the Company, up to and including $1,000,000; plus 4% in excess of $1,000,000 and up to $2,000,000; plus 3% in excess of $2,000,000 and up to $3,000,000; plus 2% in excess of $3,000,000 and up to $4,000,000; plus 1% in excess of $4,000,000. The agreement is subject to a minimum royalty of $25,000 and can be terminated by either party on 30 days prior notice except for any fees associated to an arrangement which was previously consummated.

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

Phase I Trials: Clinical trials conducted on a small number of subjects to assess safety and the patterns of drug distribution and metabolism in the body. In some cases the initial human testing is conducted on patients, but may include healthy volunteers, and therefore it is possible that these studies may show efficacy results typically obtained in Phase II studies. These are referred to as Phase I/II trials.

Phase II Trials: Research on groups of patients with the disease in order to develop efficacy, dosages and additional safety data.

Typically, a Phase IIa trial uses escalating dose groups and a Phase IIb trial uses a specific dosage with a larger number of patients than a Phase IIa trial, and adds a placebo arm to the trial.

Phase III Trials: Large multi-center, well-controlled studies conducted with patients to provide statistically relevant proof of efficacy and safety of the therapeutic. Phase II/III trials refer to a combined trial where efficacy and safety are demonstrated.

Following Phase III, the drug sponsor submits a New Drug Application to the FDA or a New Drug Submission to the TPD for marketing approval. Once the data is reviewed and approved by the appropriate regulatory authorities such as TPD and FDA, the drug is deemed ready for sale.

The TPD, FDA and other applicable regulatory bodies will determine whether a drug will be a prescription or non-prescription drug based on the application that is filed. In Canada, in certain situations, a drug that the TPD decides is an over-the-counter drug may end up as a prescription drug if the National Association of Pharmacy Regulatory Authorities recommends to the TPD that such a drug candidate is more suitable as a prescription drug. Under the FDA regime an application is made as either an over-the-counter product or prescription product. It is very rare for the FDA to approve a drug as a prescription if it has been filed as an OTC drug, or vice-versa.

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

Intellectual Property

Patents and other proprietary rights are valuable to Helix, although the patent positions of biotechnology companies such as Helix may be uncertain and involve complex legal and factual issues. The Company has no assurance that any of its patent applications will result in the issuance of any patents. Even issued patents may not provide the Company with a competitive advantage against competitors with similar technologies, or who have designed around the Company’s patents. Furthermore, the Company’s patents may be struck down if challenged. The laws of many countries do not protect our intellectual property to the same extent as the laws of the United States.

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

We seek patent protection in various jurisdictions of the world. We own patents and patent applications relating to our products and technologies in the United States, Canada, Europe, and other jurisdictions around the world. We own trade-mark rights, trademark applications for registration and/or trademark registrations associated with our Klean-Prep®, Biphasix™ and DOS47™ technologies in various jurisdictions. The scope and duration of our intellectual property rights vary from country to country depending on the nature and extent of our intellectual property filings, the applicable statutory provisions governing the intellectual property, and the nature and extent of our legal rights. We will continue to seek intellectual property protection as appropriate. We require our employees, consultants, outside scientific collaborators, and sponsored researchers to enter into confidentiality agreements with us that contain assignment of invention clauses outlining ownership of any intellectual property developed during the course of the individual’s relationship with us.

The Company currently owns or has licensed twelve (12) U.S. patents, of which seven (7) are patents owned by the Company in respect of the Biphasix™ technology, two (2) are patents owned by the Company in respect of the DOS47™ technology, and the remaining are patents owned or licensed by the Company with respect to other technology not currently under development by Helix. The Company also owns or licenses several more patent applications pending in the United States, including one US patent application claiming priority to a US application filed in 2007, that the Company owns and is prosecuting with a view to further strengthening its patent portfolio for Topical Interferon Alpha-2b, specifically for the cervical LSIL indication. The Company has filed its patent applications in the United States along with corresponding foreign and PCT patent applications to further international patent protection. The Company has also licensed a patent application from NRC for the L-DOS47 antibody. See Item 4B - Important Business Developments - License Agreement with National Research Council.

In the case of Topical Interferon Alpha-2b, three (3) patents are scheduled to expire in 2013. While the Company owns and is prosecuting a US patent application, claiming priority to a US application filed in 2007, with a view to further strengthening its patent portfolio for Topical Interferon Alpha-2b, specifically for the cervical LSIL indication, such patent may not be issued. The failure of such patent to be issued may adversely affect the further development of Topical Interferon Alpha-2b, including by reason of the possibility that Schering may determine not to provide the Company with further quantities of interferon alpha-2b beyond the quantity originally agreed to, and/or may determine not to exercise its option to obtain a worldwide, exclusive license to make, have made, export, use, offer for sale and sell pharmaceutical products containing alpha interferon in combination with the Biphasix™ Technology.

See also ITEM 3.D – Risk Factors.

4.C. Organizational Structure

The Company was amalgamated on July 31, 1995 under the CBCA. As of April 30, 2008, the Company reorganized its corporate structure.

The following table summarizes the Company’s wholly-owned subsidiaries at July 31, 2010:

Date of
	Incorporation	Jurisdiction	Ownership
Intercon Pharma Limited	July 31, 1986	Ireland	100% by Helix BioPharma Corp

Helix Product Development (Ireland)	March 24, 2004	Ireland	100% by Intercon Pharma Limited

Helix BioPharma Inc.	December 4, 2000	Delaware	100% by Helix BioPharma Corp

4.D. Property, Plants and Equipment

The Company’s head office is located in a 6,000-sq. ft. leased office and warehouse space located north of Toronto in Aurora, Ontario, Canada. Administration, sales and marketing functions are located at the Aurora office. The Company has renewed the lease for an additional two years, ending February 2012 along with an option to renew the lease for an additional one year.

The Company leases 8,400 sq. ft. of laboratory premises located in Saskatoon, Saskatchewan under a lease that expires on January 31, 2011. The laboratory is currently being used for the further development of Topical Interferon Alpha-2b.

The Company leases approximately 4,155 sq. ft. in Edmonton, Alberta under a lease arrangement that expires on June 30, 2014. These premises house the Company’s oncology research laboratory.

The Company has no manufacturing capacity.

The Company believes that its existing facilities are adequate to meet its needs for the foreseeable future.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of Helix for the years ended July 31, 2010, 2009 and 2008 and the accompanying notes thereto, which have been prepared in accordance with Canadian GAAP.

5.A. Operating Results

Overview

Helix BioPharma Corp. is a Canadian biopharmaceutical company focused on cancer therapy. The Company is actively developing products for the treatment and prevention of cancer based on its proprietary technologies. Helix’s product development initiatives include its L-DOS47 and Topical Interferon Alpha-2b new drug candidates. Our research and development activities are currently being financed primarily by the issuance of our common shares. Ongoing revenue consists of (i) product revenue including the distribution in Canada of Klean-Prep™, Orthovisc® and Monovisc™ and (ii) royalty payments from Helsinn relating to its license of the Company’s Klean-Prep™ technology. The Company commenced distribution of Monovisc™ in the first quarter of fiscal 2010.

As the majority of the Company’s resources are focused on two emerging drug products in the development stage, the Company expects to incur additional losses for the foreseeable future and will require additional financial resources. The continuation of the Company’s research and development activities and the commercialization of its products is dependent upon the Company’s ability to successfully complete its research and development programs, protect its intellectual property, obtain strategic partner support and finance its cash requirements on an ongoing basis. The Company’s current capital resources are insufficient to execute all of its planned clinical trials, consisting of the proposed U.S. Phase I and Polish Phase I/II clinical studies for L-DOS47 and the proposed U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions), referred to below. The Company plans to prioritize its current capital resources to initiating the proposed U.S. Phase I and Polish Phase I/II clinical studies for L-DOS47 assuming regulatory approvals to do so are obtained, however, we are still in the process of gathering the required third-party service provider costing proposals to execute the studies and have not yet committed any funds for this purpose. Also, we will require additional capital in order to see both trials through to completion. If the amount of capital raised is insufficient to fund all of the Company’s research and development initiatives, management will be required delay or discontinue one or more of its product development programs. It is not possible to predict the outcome of future research and development activities or the financing thereof. See ITEM 5.B -Liquidity and Capital Resources below.

On September 8, 2009, the Company completed a private placement, issuing 6,625,000 units at $2.05 per unit, for net proceeds of $11,597,000. Each unit consists of one common share and one common share purchase warrant with each common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.87 until September 7, 2012.

Subsequent to the Company’s fiscal 2010 year-end, on August 6, 2010, the Company completed a private placement issuing 4,530,000 units at $2.43 per unit, for net proceeds of approximately $9,500,000. Each unit consists of one common share and one common share purchase warrant with each common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $3.40 until August 5, 2013.

On September 21, 2010, the Company filed with Canadian regulators, its intent to file a short form prospectus to raise further capital to fund ongoing working capital and research and development initiatives.

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

Use of estimates and assumptions

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of estimates include research and development tax credits associated with research and development expenditures, the determination of fair value of stock options granted for estimating stock-based compensation, the allocation of proceeds to share purchase warrants, as well as in determining the allowance for doubtful accounts, provisions for obsolete inventory, estimates related to the determination of useful lives and assessment of impairment of long-lived assets such as capital assets, the determination of valuation allowance of future tax assets and certain accrued liabilities. In determining these estimates, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. Actual results could differ from these estimates.

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

Impairment of Long-Lived Assets

The Company’s long-lived assets include capital assets intangible assets with finite lives. The Company considers a two-step process to determine whether there is impairment of long-lived assets held for use. The first step determines when impairment is recognized while the second measures the amount of the impairment. An impairment loss is recognized when the carrying amount on a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. The Company reviews long lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company recorded an impairment charge during the year ended July 31, 2010 of $nil (2009 – $98,000; 2008 – $nil). The impairment charge in fiscal 2009 and prior years all relate to intellectual property.

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

Selected Annual Data

The following table depicts selected annual data for the fiscal years ended July 31:

	2010	2009	2008
Product revenue	$3,925,000	$3,244,000	$2,952,000
License fee and royalty revenue	$509,000	$597,000	$639,000
Interest income, net	$49,000	$339,000	$645,000
Research and development expense	$10,715,000	$10,322,000	$5,064,000
Operating, general and administration expense	$3,176,000	$3,917,000	$3,948,000
Stock-based compensation expense	$1,275,000	$1,023,000	$44,000
Foreign exchange gain / (loss)	$(564,000)	$(133,000)	$327,000
Net loss for the year	$(14,469,000)	$(14,102,000)	$(6,964,000)
Deficit, beginning of year	$(72,794,000)	$(58,692,000)	$(51,728,000)
Deficit, end of year	$(87,263,000)	$(72,794,000)	$(58,692,000)
Basic and diluted loss per common share	$(0.24)	$(0.27)	$(0.16)
Weighted average number of common shares	$59,123,321	$52,001,636	$42,469,362
Working capital	$13,387,000	$15,296,000	$19,166,000
Total assets	$18,114,000	$19,319,000	$21,666,000

Revenue

Revenue consists of:

  product revenue, including the distribution in Canada of Klean-Prep™, Orthovisc®, and MonoviscTM, and

  royalty payments from Helsinn relating to its license of the Company’s Klean-Prep™ technology.

The following table summarizes the Company’s revenue by category for the fiscal years ended July 31:

	2010	2009	2008
Product revenue	$3,925,000	$3,244,000	$2,952,000
License fee and royalty revenue	509,000	597,000	639,000
	$4,434,000	$3,841,000	$3,591,000
Percentage of product revenue generated by the top five customers	58%	65%	67%
Percentage of license fees and royalty revenues represented by Helsinn	100%	85%	84%

Product Revenue

Product revenue consists mainly of revenue from the sale in Canada of Klean-Prep®, Orthovisc® and Monovisc™. In fiscal 2010, except for Normacol®, product revenues were higher across all products, with the majority of the increase reflected in the combined product sales of the Orthovisc® and Monovisc™ brands. Monovisc™ was a new product launch for the Company in the 2010 fiscal year. During the fiscal years 2009 and 2008 respectively, there was moderate growth in product revenue.

License Fees and Royalties

License fees and royalties consist of fees received from Helsinn pursuant to a license agreement granting Helsinn the right to sell Klean-Prep, and, in fiscal 2008, fees received from Lumera Corporation pursuant to an exclusive sub-license agreement with respect to the Company’s biochip technology. The Company’s license arrangement with Lumera Corporation provided for certain minimum royalty payments. Lumera Corporation terminated this sub-license agreement effective December 19, 2008.

The following table summarizes the revenues by geographic region for the fiscal years ended July 31:

	2010	2009	2008
Canada:
Product revenue	$3,606,000	$3,057,000	$2,780,000
License fee and royalty revenue	–	–	–
United States:
Product revenue	319,000	187,000	172,000
License fee and royalty revenue	–	89,000	101,000
Europe:
Product revenue	–	–	–
License fee and royalty revenue	509,000	508,000	538,000
	$4,434,000	$3,841,000	$3,591,000

Revenue originating outside of Canada represents license fee and royalty revenues earned by the Company’s Irish subsidiary and the licensing of technology to Lumera Corporation. The preponderance of the Company’s capital assets are located in Canada.

Cost of Sales

Cost of sales consists of all laid-down costs (sum of product and transportation costs) plus third-party warehousing, handling and distribution costs.

Research and Development

Included in research and development expenditures are costs associated with salaries and fringe benefits, patents, consulting services, third party contract manufacturing, clinical research organization services, leases for research facilities, utilities, administrative expenses and allocations of corporate costs. Current research and development expenditures consist solely of costs related to the development of the Company’s L-DOS47 and Topical Interferon Alpha-2b drug product candidates. Expenditures vary based upon the various stages of completion during a particular period.

For L-DOS47, Helix has completed its definitive GLP, rodent and primate, repeat-dose toxicology studies with L-DOS47. It intends to use the findings from its GLP toxicology studies to complete the necessary protocol designs and other supportive documentation, as final steps in preparing its U.S. Phase I IND and its Polish Phase I/II CTA dossiers. As a result of some delays in completing its GLP toxicology studies, Helix now expects these IND/CTA submissions to be made in its second, rather than its first, quarter of fiscal 2011.

For Topical Interferon Alpha-2b, the Company has been working on two HPV-induced indications: low-grade cervical lesions and ano-genital warts (“AGW”). As it relates to the cervical indication, the Company plans to progress to large, randomized, vehicle-controlled double-blind studies, so as to evaluate the product in an expanded patient population. Helix has filed an IND with the FDA in the United States and continues to prepare a CTA for filing in Europe. Helix’s objective is to perform two parallel confirmatory pivotal efficacy trials, requiring approximately 500 patients per trial over a two-year period, intended to support marketing authorizations. With respect to AGW, the Company has completed a Phase II clinical trial for this indication, which showed that the drug candidate was well tolerated. The trial showed no statistically significant treatment effects between the treatment and the placebo groups. The Company is considering the results of this trial to determine its next steps. Currently, the Company is not allocating resources to this indication.

Operating, General and Administrative Costs

Operating, general and administrative costs consist of administrative wages, audit and consultancy services, insurance, and costs associated with being a public company.

Sales and Marketing

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

Stock-Based Compensation

Stock-based compensation expense consists of the ongoing amortization of compensation costs of stock options granted on December 14, 2009 and December 17, 2008, over the course of their vesting period. The June 30, 2005 stock options were fully vested by the end of fiscal 2008.

Interest Income, Net

Interest income, net, consists of interest earned from funds deposited on account with financial institutions.

Foreign Exchange Loss/Gain

Foreign exchange gain/loss consists of exchange transactions from purchases denominated in foreign currency plus foreign exchange translations associated with the Company’s integrated foreign operation in Europe which consist mainly of cash, denominated in Euros.

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

This data have been derived from the unaudited interim consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in the Company’s opinion, include all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.

The following table summarizes revenues per quarter for the fiscal years ended July 31:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
Fiscal 2010	$1,020,000	$1,121,000	$1,114,000	$1,179,000	$4,434,000
Fiscal 2009	$1,119,000	$863,000	$924,000	$935,000	$3,841,000
Fiscal 2008	$885,000	$791,000	$1,018,000	$897,000	$3,591,000

The Company has generated revenues principally from two sources: product sales; and license fees and royalties.

Revenue during fiscal 2010 has remained stable over the quarters but has increased when compared to fiscal 2009 and 2008 as a result of the Company commencing distribution of MonoviscTM in Canada in the first quarter of 2010.

Revenue during fiscal 2009 and 2008 has been relatively stable except for the increase in the third quarter of fiscal 2008 and the first quarter of fiscal 2009. In the third quarter of fiscal 2008, the Company received a minimum royalty payment of US$100,000 from Lumera Corporation and in addition experienced higher sales of Klean-PrepTM in Canada. In the first quarter of 2009, the Company received a final payment from Lumera Corporation of US$75,000 when it provided the Company with notice of termination of its sub-license agreement with the Company.

The majority of product revenue consists mainly of revenue from the sale in Canada of Klean-Prep™, Orthovisc® and Monovisc™.

The following table summarizes net earnings (loss) per quarter for the fiscal years ended July 31:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
Fiscal 2010	$(3,473,000)	$(3,675,000)	$(4,200,000)	$(3,121,000)	$(14,469,000)
Fiscal 2009	$(2,321,000)	$(4,252,000)	$(4,134,000)	$(3,395,000)	$(14,102,000)
Fiscal 2008	$(1,644,000)	$(1,526,000)	$(1,139,000)	$(2,655,000)	$(6,964,000)

Losses over the last twelve fiscal quarters have been steadily increasing and mainly reflect higher research and development expenditures. In addition, the Company incurred various one time costs in the first three quarters of fiscal 2009 associated with the Form 20-F registration statement which was filed with the US Securities and Exchange Commission (the “SEC”).

The following table summarizes quarterly net loss per share for the fiscal years ended July 31:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
Fiscal 2010	$(0.06)	$(0.06)	$(0.07)	$(0.05)	$(0.24)
Fiscal 2009	$(0.05)	$(0.08)	$(0.08)	$(0.06)	$(0.27)
Fiscal 2008	$(0.05)	$(0.04)	$(0.03)	$(0.04)	$(0.16)

Year Ended July 31, 2010 vs. Year Ended July 31, 2009

Results from operations

The Company recorded a loss of $14,469,000 and $14,102,000, respectively, for the fiscal years ended July 31, 2010 and 2009, for a loss per common share of $0.24 and $0.27, respectively.

The higher loss in fiscal 2010 mainly reflects higher research and development expenditures, stock-based compensation expense, lower interest income and a foreign exchange loss.

Revenues

Total revenues in fiscal 2010 were $4,434,000 and represent an increase of $593,000 or 15.4% when compared to total revenues in fiscal 2009 of $3,841,000. Product revenue contributed to the increase in revenue in fiscal 2010 when compared to fiscal 2009 and was offset slightly by a decrease in license fees and royalties.

Product revenue

Product revenue in fiscal 2010 totalled $3,925,000 and represents an increase of $681,000 or 21.0% when compared to product revenue in fiscal 2009 of $3,244,000. Except for Normacol®, product revenues were higher across all products, with the majority of the increase reflected in the combined product sales of the Orthovisc® and Monovisc™ brands. Monovisc™ was a new product launch for the Company in the 2010 fiscal year.

License fees and royalties

License fees and royalties in fiscal 2010 totalled $509,000 and represent a decrease of $88,000 or 14.7% when compared to fiscal 2009. The decrease reflects the fiscal 2009 final payment from Lumera Corporation of US$75,000 when it provided the Company with notice of termination of a sub-license agreement.

Cost of sales

Cost of sales in fiscal 2010 and fiscal 2009 totalled $1,669,000 and $1,516,000, respectively. As a percentage of product revenues, cost of sales in fiscal 2010 and fiscal 2009 were 42.5% and 46.7%, respectively. The decrease in cost of sales on a percentage basis was mainly the result of the Company commencing distribution of Monovisc™ in Canada.

Research and development

The following table outlines research and development costs expensed and investment tax credits for the Company’s significant research and development projects for the fiscal years ended July 31:

	2010	2009
DOS47	$6,049,000	$4,389,000
Topical Interferon Alpha-2b	5,733,000	5,933,000
Research and development tax credits	(1,067,000)	–
	$10,715,000	$10,322,000

Research and development expenditures in fiscal 2010 totalled $10,715,000 and represent an increase of $393,000 or 3.8% when compared to fiscal 2009. L-DOS47 expenditures totalled $6,049,000 in fiscal 2010 and represent a 37.8% increase when compared to fiscal 2009. Topical Interferon Alpha-2b expenditures totalled $5,733,000 in fiscal 2010 and represent a 3.4% decrease when compared to fiscal 2009. In fiscal 2010 the Company received research and development tax credits of $229,000 (2009 – nil; 2008 – nil). In addition, the Company recorded an investment tax credit receivable in fiscal 2010 of $838,000 (2009 – nil; 2008 – nil).

The increase in research and development expenditures associated with L-DOS47 are primarily related to higher collaborative scientific research expenditures and clinical research expenditures in anticipation of U.S. Phase I IND and Polish Phase I/II CTA filings.

Lower research and development expenditures are associated with both of the Company’s Topical Interferon Alpha-2b clinical programs being in late stages of completion during fiscal 2010. The lower clinical research expenditures were offset by higher consulting services and scale-up contract manufacturing initiatives in preparation of a U.S. Phase II/III IND and European Phase III CTA filing for the low-grade cervical lesions indication.

Operating, general and administration

Operating, general and administration expenses in fiscal 2010 totalled $3,176,000 and represent a decrease of $741,000 or 18.9% when compared to fiscal 2009. The decrease in operating, general and administrative expenditures mainly reflects lower investor and media relations expenditures and associated marketing materials in fiscal 2010 coupled with higher expenditures in fiscal 2009 associated with consulting services which have since been terminated, SEC registration statement filings and the implementation of a new financial reporting system.

Sales and marketing

Sales and marketing expenses in fiscal 2010 totalled $1,125,000 and represent an increase of $156,000 or 16.1% when compared to fiscal 2009. The increase mainly reflects higher marketing and promotion activities and quality compliance expenditures associated with the product launch of Monovisc™ in Canada.

Amortization of intangible and capital assets

Amortization of intangible assets in fiscal 2010 totalled $nil and represents a decrease of $12,000 when compared to fiscal 2009. The lower amortization expense of intangible assets was the result of a write-down of intangible assets in the fourth quarter of fiscal 2009.

Amortization of capital assets in fiscal 2010 increased $155,000 when compared to fiscal 2009. The higher amortization expense of capital assets in fiscal 2010 is the result of higher capital acquisitions in recent periods.

Stock-based compensation

Stock-based compensation expense in fiscal 2010 totalled $1,275,000 and represents an increase of $252,000 when compared to fiscal 2009. The stock-based compensation expense in fiscal 2010 relates to the ongoing amortization of compensation costs of 2,070,000 stock options granted on December 17, 2008 as well as 968,000 stock options granted on December 14, 2009 over their vesting period. The stock options vest 25% on the date of grant and 25% at each anniversary date thereafter. The Company did not issue any stock options in fiscal 2008. The stock-based compensation expense for fiscal 2008 represents the ongoing amortization of compensation costs of stock options granted on June 30, 2005, over their vesting period.

Interest income, net

Interest income totalled $49,000 in 2010 and $339,000 in 2009. The decrease in interest income in fiscal 2010 reflects lower interest rates earned on deposits.

Foreign exchange loss/gain

The Company recorded a foreign exchange loss of $564,000 in fiscal 2010 and $133,000 in fiscal 2009. Foreign exchange losses are mainly the result of the foreign currency translation of the Company’s integrated foreign operation in Ireland, cash balances as well as a value added value added tax (“VAT”) receivable, accounts payable and accrued liabilities, which are denominated in Euros. During fiscal 2010, the Euro materially depreciated against the Canadian dollar.

Impairment of intangible assets

Impairment of intangible assets totaled $nil in fiscal 2010 and $98,000 in fiscal 2009. During the fourth quarter of fiscal 2009, the Company reviewed its capitalized intangible assets and determined that expected future cash flows may not exceed their carrying values. As a result, the carrying value of the related intellectual property became impaired and was written down.

Income taxes

Income tax expenses totalled $46,000 in fiscal 2010 and $18,000 in fiscal 2009. Income taxes are mainly attributable to the Company’s operations in Ireland.

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

License fees and royalties

License fees and royalties in fiscal 2009 totalled $597,000 and represent a decrease of $42,000 or 6.6% when compared to fiscal 2008. The decrease reflects lower Klean-Prep™ royalty revenue from Helsinn which was offset by the final payment from Lumera Corporation of US$75,000 when it provided the Company with notice of termination of its sub-license agreement.

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

Research and development

The following table outlines research and development costs expensed for the Company’s significant research and development projects for the fiscal years ended July 31:

	2009	2008
DOS47	$4,389,000	$2,876,000
Topical Interferon Alpha-2b	5,933,000	2,188,000
Research and development tax credits	–	–
	$10,322,000	$5,064,000

Research and development expenditures in fiscal 2009 totalled $10,322,000 and represent an increase of $5,258,000 or 103.8% when compared to fiscal 2008. L-DOS47 and Topical Interferon Alpha-2b reflect an increase of 52.6% and 171.2%, respectively. The increase in research and development expenditures associated with L-DOS47 were primarily related to the scale-up manufacturing program and ongoing collaborative research initiatives in anticipation of furnishing product for future clinical testing. The increase in research and development expenditures associated with Topical Interferon Alpha-2b reflected the ongoing costs for the AGW Phase II clinical trial in Sweden and Germany in addition to scale-up manufacturing costs, preparatory work and start-up of the European Phase II pharmacokinetic study in patients with low-grade cervical lesions.

Operating, general and administration

Operating, general and administration expenses in fiscal 2009 totaled $3,917,000 and represent a decrease of $31,000 or 0.8% when compared to fiscal 2008. The operating, general and administration expenditures in fiscal 2009 included one time costs associated with the filing of a Form 20-F registration statement with the SEC, which became effective during the third quarter of fiscal 2009. Other expenditures included in operating, general and administration expenditures are costs associated with the implementation of a new financial reporting system and expenditures associated with capital raising initiatives. Offsetting some of the aforementioned increases in expenditures are lower wages and benefits from the foregoing of accrued vacation days by management during fiscal 2009 and lower wages and benefits due to a one-time charge relating to the resignation of the Company’s previous Chairman, and executive bonuses paid, in fiscal 2008.

Sales and marketing

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

Foreign exchange loss/gain

The Company recorded a foreign exchange loss of $133,000 in fiscal 2009 and a foreign exchange gain of $327,000 in fiscal 2008. Foreign exchange losses mainly reflect the lower Canadian dollar exchange rate relative to the U.S. dollar with the largest impact related to the second and third quarters of fiscal 2009. Also impacting the foreign exchange loss in the year is the foreign currency translation of the Company’s integrated foreign operation in Ireland. The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euros, which are used to fund clinical trials of Topical Interferon Alpha-2b in Europe.

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

Recent Canadian Accounting Standards and Pronouncements

Recently adopted

Goodwill and other intangible assets

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaced Handbook Section 3062, Goodwill and Other Intangible Assets, and Handbook Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and was adopted effective August 1, 2009 for the Company. The adoption of this change did not have an impact on the Company's consolidated financial statements.

Financial instruments - disclosures

In June 2009, the CICA issued amendments to Handbook Section 3862, Financial Instruments - Disclosures, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments and was adopted effective August 1, 2009 for the Company. The adoption of this change did not have a significant impact on the Company's consolidated financial statements.

Financial instruments – recognition and measurement (amendment to Section 3855)

In August 2009, Section 3855, Financial instruments – Recognition and measurement was amended following changes made to Section 3855 in December 2008 which allow the reclassification of certain held-for-trading financial assets in certain circumstances. The amendments add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. The amendment applies to reclassification made on or after July 1, 2009. The application of this amendment did not have any impact on the Company’s consolidated financial statements. In an effort to converge with IFRS, Section 3855 was also amended to change the categories into which a debt instrument is required or permitted to be classified; to change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Section 3025, Impaired loans; and to require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances. The adoption of this change did not have a material impact on the Company’s consolidated financial statements.

Not yet adopted

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. IFRS uses a conceptual framework similar to Canadian GAAP, though certain differences could have a significant impact on recognition, measurement and disclosures on the Company’s consolidated financial statements.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. At this date, publicly accountable entities will be required to prepare financial statements in accordance with IFRS on a retrospective basis. The Company's first annual IFRS financial statements will be for the fiscal year ending July 31, 2012 and will include the comparative period of fiscal 2011. The Company’s first interim quarterly filing under IFRS will be for the quarter ending October 31, 2011 and will include IFRS comparative figures for the period ending October 31, 2010 along with the opening balance sheet.

The Company prepared a transition plan from the current Canadian GAAP to IFRS which focused on three stages: a scoping and diagnostic assessment stage to identify key areas that may be impacted by the transition; an impact analysis, evaluation and design phase followed by an implementation/review phase.

In fiscal 2010, the Company performed an impact analysis with respect to IFRS 1 “First Time Adoption of International Financial Reporting Standards” and analyzed other currently known Canadian GAAP to IFRS differences. Eight draft component evaluations have been prepared for those areas most expected to impact the Company during its conversion to IFRS, which include: IFRS – First Time Adoptions of IFRS; revenue recognition; share-based payments; functional currency; income taxes, property and equipment (including research and development costs); impairment of assets and leases.

In fiscal 2011, the Company expects to finalize the elections under IFRS 1, disclose new policy choices, conclude on financial statement presentations and disclosures, quantify the impact of any changes to the consolidated financial statements and assess internal controls over financial reporting, disclosure controls and procedures in preparation for the 2012 conversion.

In the period leading up to the changeover, we expect the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. We also expect the International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and as a result, the final impact of IFRS on the Company's consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

The Company plans to have the conversion to IFRS completed as per the required timeline.

Business combinations, non-controlling interests and consolidated statements:

In January 2009, the CICA issued Handbook Section 1582, Business Combinations ("Section 1582"), to replace Handbook Section 1581, Business Combinations ("Section 1581"), which aligns this section with International Financial Reporting Standard 3, Business Combinations; Handbook Section 1602, Non-controlling Interests ("Section 1602"), which is equivalent to the corresponding provisions of International Financial Reporting Standard 27, Consolidated and Separate Financial Statements; and Handbook Section 1601, Consolidated Financial Statements, which together with Section 1602 establishes standards for the preparation of consolidated financial statements, replacing Handbook Section 1600, Consolidated Financial Statements. These sections are effective for fiscal years beginning on or after January 1, 2011; however, earlier adoption is permitted if all sections are adopted together.

Multiple deliverable revenue arrangements

In December 2009, the Emerging Issues Committee (“EIC”) issued a new abstract “Multiple Deliverable Revenue Arrangements” (“EIC 175”), which amended EIC-142 “Revenue Arrangements with Multiple Deliverables” (“EIC-142”). This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Company’s fiscal period of adoption. The Company is currently assessing the future impact of these amendments on its consolidated financial statements and has not yet determined the timing and method of its adoption.

Recent U.S. Accounting Pronouncements

Accounting Standards Codification™ ("Codification") and the Hierarchy of Generally Accepted Accounting Principles

On August 1, 2009, the Company adopted the Financial Accounting Standards Board ("FASB") ASC and The Hierarchy of Generally Accepted Accounting Principles, which became effective November 13, 2008. ASC is the source of authoritative US GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. On November 13, 2008, ASC superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in ASC will become non-authoritative.

Collaborative Arrangements

On August 1, 2009 the Company adopted ASC Topic 808 which provides guidance on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaboration agreement should be presented in the income statement and certain related disclosure requirements. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

Determining Whether an Instrument (or an Embedded Feature) is indexed to an Entity’s Own Stock

On August 1, 2009 the Company adopted ASC Topic 815, which establishes a two step process for evaluating whether equity-linked financial instruments and embedded features are indexed to a company’s own stock for the purposes of determining whether the scope exception in ASC 320 can be applied. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

Business Combinations and Non-controlling Interests in Consolidated Financial Statements

On August 1, 2009, the Company adopted Accounting Standards Codification ("ASC") 805, Business Combinations ("ASC 805"), and ASC 810, Non-controlling Interests ("ASC 810") in Consolidated Financial Statements. The objective of ASC 805 is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. ASC 810 requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside permanent equity. This standard applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued ASC 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. It sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

ASC 855 was effective for financial statements issued for interim and annual periods ending after June 15, 2009 and did not have any impact on the Company’s financial statements. Management has evaluated subsequent events through the date the financial statements were issued.

Derivative Instruments and Hedging Activities

On August 1, 2009, the Company adopted Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Mainly, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The adoption of this change did not have an impact on the Company's consolidated financial statements.

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which is included in the ASC in Topic 820 (Fair Value Measurements and Disclosures). ASU 2010-06 requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 fair value measurements. ASU 2010- 06 also requires disclosure of activities, including purchases, sales, issuances, and settlements within the Level 3 fair value measurements and clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009. The adoption of this standard did not have an impact on the Company's consolidated financial statements.

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

In fiscal 2008, the Company completed a private placement issuing 10,040,000 common shares at $1.68 per common share, for net proceeds of $14,614,000.

In fiscal 2009, the Company completed a private placement, issuing 6,800,000 units at $1.68 per unit, for net proceeds of $9,659,000. Each unit consists of one common share and one-half common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.36 until October 1, 2011.

In fiscal 2010, the Company completed a private placement, issuing 6,625,000 units at $2.05 per unit, for net proceeds of $11,597,000. Each unit consists of one common share and one common share purchase warrant with each common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.87 until September 7, 2012.

Subsequent to the Company’s fiscal 2010 year-end, on August 6, 2010, the Company completed a private placement issuing 4,530,000 units at $2.43 per unit, for net proceeds of approximately $9,500,000. Each unit consists of one common share and one common share purchase warrant with each common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $3.40 until August 5, 2013.

At July 31, 2010, 2009 and 2008, the Company had cash and cash equivalents totaling $13,125,000, $14,494,000 and $19,057,000, respectively. The $1,369,000 decrease in cash and cash equivalents in fiscal 2010 reflects a use of cash in operating activities of $12,193,000, which includes a net loss for the year of ($14,469,000) with significant adjustments in operating activities related to stock-based compensation of $1,275,000; amortization of capital assets of $429,000; other receivables of ($459,000); foreign exchange loss of $564,000; and $540,000 in changes to non-cash working capital.

At July 31, 2010, 2009 and 2008, the total number of common shares issued was 59,975,335, 53,175,335 and 46,375,335, respectively and the Company’s working capital was and $13,387,000, $15,296,000, and $19,166,000, respectively.

Based on the Company’s planned expenditures and assuming no unanticipated expenses, we estimate that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures through at least the next twelve months. The Company has no external sources of liquidity such as bank lines of credit. The Company will require future additional financing to carry out its business plan. The market for both debt and equity financings for companies such as Helix has always been challenging, and the global economic downturn and credit crisis have added further challenges. The failure to obtain financing on a timely basis may result in the Company’s having to reduce or delay one or more of its planned research, development and marketing programs and to reduce related overhead, any of which could impair the Company’s current and future value. It may also have a material adverse effect on the Company’s ability to continue as a going concern. Any additional equity financing, if obtained, may result in significant dilution to the existing shareholders at the time of such financing.

The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any such alternative sources of funding will be available.

Capital Expenditures

In fiscal 2011, the Company is planning to spend approximately $146,000 in capital expenditures, primarily on research and development equipment and computers. The Company is financing these expenditures from internal cash resources. There have been no divestures of capital assets.

The following table summarizes the capital expenditures made by the Company in the fiscal years ended July 31:

	Amount	Type
Fiscal 2010	$ 607,000	Capital asset purchases
Fiscal 2009	$ 932,000	Capital asset purchases
Fiscal 2008	$ 266,000	Capital asset purchases

The majority of capital expenditures for each of the three fiscal years mainly represent manufacturing and scientific equipment in connection with third-party manufacturing of clinical supplies and research/development work for both L-DOS47 and Topical Interferon Alpha-2b.

Capital divestitures made since the beginning of the Company’s last three fiscal years have been $nil.

Financial Instruments

The Company has classified its financial instruments as follows:

	2010		2009
		Fair value		Fair value
	Fair Value	hierarchy	Fair Value	hierarchy
Financial Assets:
Held for trading:
Cash and cash equivalents	$13,125	Level 1	$14,494	Level 1

Available-for-sale:
Investment	–	Level 1	56	Level 1
	13,125		14,550
Financial Liabilities:	–		–
Net financial assets	$13,125		$14,550

The fair values at July 31, 2010 and 2009, of cash and cash equivalents and investment equal their carrying value because of the near-term maturity of these instruments. See Item 11 - Quantitative and Qualitative Disclosures about Market Risk.

Cash Flow

The following table presents the Company’s consolidated statement of cash flows under both Canadian and US GAAP:

	2010		2009		2008
	Canadian	US	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Operating activities	$(12,193)	$(12,193)	$(13,157)	$(13,157)	$(6,997)	$(6,997)
Financing activities	11,947	11,947	9,659	9,659	14,614	14,614
Investing activities	(559)	(559)	(932)	(932)	(266)	(266)
Impact of foreign exchange on cash balances	(564)	(564)	(133)	(133)	327	327
Net increase (decrease) in cash and cash equivalents	(1,369)	(1,369)	(4,563)	(4,563)	7,678	7,678
Cash and cash equivalents, beginning of year	14,494	14,494	19,057	19,057	11,379	11,379
Cash and cash equivalents, end of year	$13,125	$13,125	$14,494	$14,494	$19,057	$19,057

Cash used in operating activities in fiscal 2010 includes a loss for the year of ($14,469,000) with significant adjustments in operating activities related to stock-based compensation of $1,275,000; amortization of capital assets of $429,000; other receivables of ($459,000); foreign exchange loss of $564,000; and $540,000 in changes to non-cash working capital.

Cash used in operating activities in fiscal 2009 includes a loss for the year of ($14,102,000) with significant adjustments in operating activities related to stock-based compensation of $1,023,000; amortization of capital assets of $274,000; foreign exchange loss of $133,000; an intangible impairment charge to intellectual property of $98,000 and ($718,000) in changes to non-cash working capital.

Cash used in operating activities in fiscal 2008 includes a loss for the year of ($6,964,000) with significant adjustments in operating activities related to the amortization of capital assets of $254,000; foreign exchange gain of $327,000; and ($20,000) in changes to non-cash working capital.

Cash provided from financing activities in fiscal 2010, 2009 and 2008 is virtually all attributable to the Company completing various rounds of private placement financings except for $350,000 in fiscal 2010 which relates to proceeds from the exercise of stock options.

Cash used in investing activities in fiscal 2010, 2009 and 2008 is virtually all attributable to capital purchases made by the Company except for $48,000 in fiscal 2010 which represents the proceeds received from the sale of Orchid Cellmark shares.

As of July 31, 2010, the Company had $28,069,000 in tax loss carry-forwards which expire between fiscal 2013 and 2030. The only corporate taxes owed relate to the Company’s integrated foreign subsidiary in Ireland.

5.C. Research and Development, Patents and Licenses, etc.

The Company’s primary focus is research and development of innovative products for the treatment and prevention of cancer based on its proprietary technologies. The Company currently incurs research and development expenditures solely on the development of L-DOS47 and Topical Interferon Alpha-2b.

Internally generated research costs, including the costs of developing intellectual property and obtaining patents, are expensed as incurred.

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

5.D. Trend Information

The Company expects that its growth and future prospects will be largely dependent on the success of one or both of its drug candidates, L-DOS47 and Topical Interferon Alpha-2b. The Company is more focused on their development and is channeling substantially more of its resources toward these candidates than it is on expanding its current revenue-generating activities. Nonetheless, we plan to continue such activities and to expand them as opportunities to do so arise. For additional information on the current status of the Company’s product development and research programs, see ITEM 5.A – Operating Results – Overview as well as ITEM 4.B – Important Business Developments.

5.E. Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements in place at this time.

5.F. Tabular Disclosure of Contractual Obligations

The following table summarizes the Company’s current commitments into future periods as at July 31, 2010:

						2016 and
	2011	2012	2013	2014	2015	beyond	Total
Royalty and in-licensing (1)	$10	$10	$10	$10	$10	$100	$150
Clinical research organizations (2)	754	–	–	–	–	–	754
Contract manufacturing organizations (3)	241	–	–	–	–	–	241
Collaborative research organizations (4)	609	104	–	–	–	–	713
Purchases of inventory (5)	726	–	–	–	–	–	726
Operating leases (6)	274	132	102	94	–	–	602
Consulting (7)	246	2	1	–	–	–	249
	$2,860	$248	$113	$104	$10	$100	$3,435

(1)	Represents future minimum royalties.
(2)

The Company has five separate clinical research organizations (“CRO”) supplier agreements, whereby the CRO’s provide clinical research services related to the management of clinical trials/studies which are at various stages of development.

(3)

The Company has two separate contract manufacturing organizations (“CMO”) supplier agreements related to the Company’s Topical Interferon Alpha-2b program: a CMO agreement to the manufacturing clinical trial kits and a CMO agreement relating to the GMP scale-up manufacturing program. The Company has three separate CMO supplier agreements related to the Company’s L-DOS47 program, all of which are interrelated in the scale-up of L-DOS47 in preparation for human clinical trials.

(4)

The Company has three collaborative research service agreements relating to the Company’s L-DOS47 program. The nature of the services includes assay development, animal studies and imaging and ongoing future clinical sample analysis.

(5)	Orthovisc® purchase commitments. The Company has inventory purchase commitments of $726,000 with one supplier through to March 2011.
(6)	The Company owes $602,000 under various operating lease agreements with remaining terms of up to June 2014 for office and warehouse and research premises.
(7)	The Company has entered into a consulting services arrangement for both research and development consulting services of $249,000 through fiscal 2013.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Name	Positions	Date First Elected or Appointed a Director or Officer
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

July 1995

Name	Positions	Date First Elected or Appointed a Director or Officer
W. Thomas Hodgson Born: January 7, 1953 Director (independent) Audit Committee Chair Compensation Committee member

W. Thomas Hodgson is currently Senior Partner and Chairman of Greenbrook Capital Partners Inc., a financial advisory firm, and acts as a consultant and advisor to the chairman of Magna International Group, one of the world’s largest automotive companies, having a particular specialization in sourcing venture investment opportunities for the company.  Mr. Hodgson has over twenty years experience in capital markets research, corporate advisory matters and consulting. He is currently a director of Lithium Americas Corp., has been a board member of MI Developments Inc., and was Director, President and Chief Executive Officer of Magna Entertainment Corp. from March 2005 to March 2006. From November 2002 to March 2005, Mr. Hodgson was President of Strategic Analysis Corporation. Prior to that, Mr. Hodgson held senior positions with Canadian financial institutions and U.K. companies, including Canadian Imperial Bank of Commerce, Canada Permanent Trust Co. Central Guaranty Trust, where he served as President and Chief Executive Officer, Marathon Asset Management Inc., where he served as President, and GlobalNetFinancial.com, where he served as Chief Operating Officer and then as President and Chief Executive Officer. Mr. Hodgson holds an MBA from Queen’s University, Kingston, Ontario.

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

January 2007
Kazimierz Roszkowski-Sliz Born: June 1, 1952 Director (independent)

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

August 2009

Name	Positions	Date First Elected or Appointed a Director or Officer
Photios (Frank) Michalargias Born: June 25, 1963 Chief Financial Officer

Photios (Frank) Michalargias, CA, possesses 20 years of senior management experience in both public and private industry; and is experienced in transition and growth management, strategic planning and the raising of debt and equity financing. From 2004 to mid 2005, he was Chief Financial Officer of AP Plasman Corporation, a tier one North American automotive parts supplier controlled by Schroder Ventures International. From 2002 through to mid 2004, he was Senior Finance Director for CFM Corporation, a public company listed on the Toronto Stock Exchange. Mr. Michalargias’ previous tenures include senior financial roles with Trailmobile Corporation, Huhtamaki Oyi and Unilever. He holds a Commerce and Economics degree from the University of Toronto and is a Chartered Accountant and a member of the Ontario Institute of Chartered Accountants. Mr. Michalargias’ business functions, as Chief Financial Officer, include financial administration; responsibility for accounting and financial statements; liaising with auditors, the financial community and shareholders; and coordination of expenses/taxes activities of the Company.

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

Directors also participate in the Company’s 2008 Stock Option Plan. Options may expire earlier than their stated term, in various circumstances, including termination of the optionee’s position as a director. Where a director resigns or is not re-elected, his options will terminate one year from the date of his termination as a director.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board. The Board may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than as indicated below, no director received any compensation for his services as a director, including committee participation and/or special assignments.

In the fiscal year ended July 31, 2010, Donald H. Segal, Chairman of the Board and Chief Executive Officer of the Company, and John M. Docherty, President, Chief Operating Officer and a director of the Company, received the compensation set out in the Senior Management Compensation Table below. They were not compensated in their capacities as directors, or in the case of Donald H. Segal, in his capacity as Chairman of the Board, and accordingly, are not included in the Director Compensation Table below.

Director Compensation Table

During the most recently completed financial year ended July 31, 2010, the non-management directors were granted the following options, and earned the following fees:

Name	Fees Earned ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)(1)	Pension Value ($)	All other compensation ($)(3)	Total ($)
Kenneth A. Cawkell	$36,000	Nil	$63,952	Nil	Nil	$4,723	$104,675
Jack M. Kay	$36,000	Nil	$63,952	Nil	Nil	Nil	$99,952
Gordon M. Lickrish	$36,000	Nil	$63,952	Nil	Nil	Nil	$99,952
W. Thomas Hodgson	$36,000	Nil	$63,952	Nil	Nil	Nil	$99,952
Kazimierz Roszkowski-Sliz	$24,000	Nil	$159,881	Nil	Nil	$8,784	$192,665
(1)	The Company does not grant any share based awards or have a non-equity incentive compensation plan for its non-management directors.
(2)	In establishing the fair value of the option awards, the Black-Scholes model was used with the following assumptions:

Risk-free interest rate:	2.56%
Dividend yield:	0.00%
Expected volatility of share price:	70.26%
Expected life:	5 years

The fair value of options granted during the fiscal year ended July 31, 2010 is $1.60 per option. The options were granted December 14, 2009 and vest 25% on the day of grant, and 25% on each of the first, second and third anniversaries of the day of grant.

(3)	Represent travel and accommodation costs reimbursed to the individual director for attending board of directors meetings.

Outstanding Share-Based and Option-Based Awards – Non-Management Directors

The following table sets out incentive option-based awards held by each non-management director as of July 31, 2010, the end of the most recently completed financial year. The Company has not granted any share-based awards.

Name	Options- based awards(1)				Share- based awards(2)
	Number of securities underlying unexercised options	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money options ($)(3)	Number of shares or units of shares that have not vested	Market or payout value of shares or units of shares that have not vested ($)
Kenneth A. Cawkell	100,000 40,000 25,000	$1.68 $2.74 $3.00	17-Dec-2016 14-Dec-2014 31-Jul-2011	$72,000 $0 $0	0 0 0	$0 $0 $0
Jack M. Kay	100,000 40,000 25,000	$1.68 $2.74 $3.00	17-Dec-2016 14-Dec-2014 31-Jul-2011	$72,000 $0 $0	0 0 0	$0 $0 $0
Gordon M. Lickrish	100,000 40,000	$1.68 $2.74	17-Dec-2016 14-Dec-2014	$72,000 $0	0 0	$0 $0
W. Thomas Hodgson	100,000 40,000	$1.68 $2.74	17-Dec-2016 14-Dec-2014	$72,000 $0	0 0	$0 $0
Kazimierz Roszkowski-Sliz	100,000	$2.74	14-Dec-2014	$0	0	$0
(1)

Subsequent to the year end, on August 17, 2010, options to purchase up to a total of 40,000 common shares at an exercise price of $2.43 per share, having 5 year terms expiring August 17, 2015, were granted to each of the Non-Management Directors.

(2)	The Company does not grant any share-based awards or have a non-equity incentive compensation plan for its non-management directors.
(3)	Calculated as the difference between the market value of the common shares subject to option at the end of the last fiscal year, July 31, 2010, and the option exercise price for common shares.

Incentive Plan Awards – value vested or earned during the year – Non-Management Directors

The following table sets out the incentive plan awards value vested to or earned by each non-management director during our financial year ended July 31, 2010.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED – DIRECTORS

Name	Number of securities underlying options vested	Option-based awards - Value vested during the year(1)	Share-based awards - Value vested during the year(1)	Non-equity incentive plan compensation - Value earned during the year(1)
Kenneth A. Cawkell	35,000	$22,000	$0	$0
W. Thomas Hodgson	35,000	$22,000	$0	$0
Jack M. Kay	35,000	$22,000	$0	$0
Gordon M. Lickrish	35,000	$22,000	$0	$0
Kazimierz Roszkowski-Sliz	25,000	$0	$0	$0
(1)	The Company does not grant any share-based awards or have a non-equity incentive compensation plan for its non-management directors.

Directors’ and Officers’ Liability Insurance; Indemnity Payments

The Company purchases annual insurance coverage for directors' and officers' liability. The current term (March 1, 2010 to March 1, 2011) premium of US$67,075 is paid entirely by the Company. The insurance coverage under the policy is limited to an aggregate of US$15,000,000. The Company has deductibles under the policy of US$50,000 or US$75,000, depending on the claim. No deductibles apply to claims under the policy made by directors or officers. The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. No indemnification under section 124 of the Canada Business Corporations Act has been paid or is to be paid for the last completed financial year.

Senior Management Compensation

The following table sets forth certain information regarding the compensation for the fiscal year ended July 31, 2010 of (i) the Chief Executive Officer and Chief Financial Officer of the Company and (ii) the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at July 31, 2010, whose total compensation was, individually, more than $150,000 for the fiscal year 2010 (calculated in accordance with the prescribed form), or who would have been such an executive officer but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the 2010 fiscal year (collectively, the “Named Executive Officers” or “NEOs).

SUMMARY COMPENSATION TABLE

Name and principal position	Fiscal Year	Salary ($)	Share-based awards ($)	Options- based awards(1)		Non-equity incentive plan compensation ($)		Pension Value ($)	All other(4) compensation ($)	Total ($)
				Number of securities underlying options	Value based on grant date fair value ($)	Annual incentive plans(2)	Long- term incentive plans(3)
Donald H. Segal Chief Executive Officer	2010 2009 2008	$361,200 $332,500 $290,833	$0 $0 $0	100,000 250,000 Nil	$159,881 $305,000 $0	$113,146 $122,500 $50,000	$0 $0 $0	$0 $0 $0	$24,213 $116,832 $89,511	$658,440 $876,832 $430,344
Photios (Frank) Michalargias Chief Financial Officer	2010 2009 2008	$237,360 $223,750 $215,833	$0 $0 $0	100,000 250,000 Nil	$159,881 $305,000 $0	$59,340 $57,500 $50,000	$0 $0 $0	$0 $0 $0	$6,074 $18,196 $9,779	$462,655 $604,446 $275,612
John M. Docherty President & COO	2010 2009 2008	$227,040 $205,000 $170,625	$0 $0 $0	100,000 250,000 Nil	$159,881 $305,000 $0	$63,750 $77,000 $50,000	$0 $0 $0	$0 $0 $0	$5,943 $15,594 $6,987	$456,614 $602,594 $227,612

Heman Chao Chief Scientific Officer	2010 2009 2008	$206,400 $190,000 $170,625	$0 $0 $0	100,000 250,000 Nil	$159,881 $305,000 $0	$53,277 $70,000 $50,000	$0 $0 $0	$0 $0 $0	$6,132 $17,807 $10,061	$425,690 $582,807 $230,686
William Chick VP Product Distribution	2010 2009 2008	$134,870 $122,500 $117,293	$0 $0 $0	35,000 250,000 Nil	$55,958 $305,000 $0	$67,044 $50,510 $51,581	$0 $0 $0	$0 $0 $0	$6,157 $11,558 $10,598	$264,029 $489,568 $179,472
(1)	In establishing the fair value of the option awards, the Black-Scholes model was used with the following assumptions:

Risk-free interest rate:	2.56%
Dividend yield:	0.00%
Expected volatility of share price:	70.26%
Expected life:	5 years

The estimated fair value of options granted during the fiscal year ended July 31, 2010 is $1.60 per option. The options were granted December 14, 2009 and vest 25% on the day of grant, and 25% on each of the first, second and third anniversaries of the day of grant.

(2)

Consists of performance bonus earned in the fiscal year, except for Mr. Chick. In the case of Mr. Chick, the amount consists of product sales commissions. Bonuses earned in each fiscal year were paid in the subsequent fiscal year, while product sales commissions to Mr. Chick are paid on a quarterly basis. See “Compensation Discussion and Analysis” above.

(3)	The Company does not have a non-equity based long-term incentive plan.
(4)

“All Other Compensation”, effective the second quarter of fiscal 2009, includes Company paid health benefit premiums, extended health and life insurance premiums for the CEO and a car allowance in the case of William Chick. Previously, “All Other Compensation” included payments in lieu of accrued vacation for all Named Executive Officers except William Chick, car allowances, Company paid health benefit premiums, extended health and life insurance premiums and registered retirement savings plan (“RRSP”) contributions in the case of the CEO. Effective August 1, 2009, Mr. Chick’s car allowance was consolidated into an increase in his base pay of $10,000.

In determining base salaries and maximum performance bonus levels for the Senior Executives, and after taking into account each individual’s responsibilities, experience and past performance as well as the Company’s financial condition and prospects, the Compensation Committee recommended that for fiscal 2010, base salaries continue to be set at the levels established for fiscal 2009, but subject to a 3.2% increase, being the average of the salary increases given to other Company employees. For fiscal 2010, each Senior Executive was paid the following annual salary, and was entitled to earn a performance bonus for the 2010 fiscal year of an amount up to the following percentage of such salary (an “Eligible Bonus”):

Name	Title	Salary	Bonus
Donald H. Segal	Chief Executive Officer	$ 361,200	35%
Photios (Frank) Michalargias	Chief Financial Officer	$ 237,360	25%
John Docherty	President and Chief Operating Officer	$ 227,040	35%
Heman Chao	Chief Scientific Officer	$ 206,400	35%

Thirty percent (30%) of each Senior Executive’s Eligible Bonus was based on group bonus performance criteria consisting of financing and financial targets as well as achieving SOX 404 operational compliance, while the remaining seventy percent (70%) was based on criteria specific to such Senior Executive. Specific performance criteria included advancements in development activities for the Company’s lead drug development programs; advancements in research; financial, accounting, taxation and financing matters; matters concerning corporate governance and key personnel; and activities designed to expand the Company’s public profile.

Subsequent to the end of the 2010 fiscal year, the Compensation Committee considered the performance bonuses for the 2010 fiscal year, and determined that the majority of the performance criteria had been achieved. The criteria not fully achieved related to the delays in the filing of an IND and CTA for L-DOS47 and an IND for Topical Interferon Alpha-2b (cervical indication), and the need to perform additional research respecting the research objectives. The Board approved the following bonuses: $113,146 for Donald H. Segal; $59,340 for Photios (Frank) Michalargias; $63,750 for John Docherty and $53,277 for Heman Chao.

Fiscal 2011 Compensation - Senior Executives

Salaries and bonus eligibility for fiscal 2011, being August 1, 2010 to July 31, 2011 have now been set by the Board following its acceptance of the Compensation Committee’s recommendations. In making its recommendations, the Compensation Committee reviewed the compensation packages of a group of comparator companies most comparable to Helix in terms of market capitalization and stage of growth. The comparator companies were: Prometic Life Sciences Inc., Oncolytics Biotech Inc., Labopharm Inc., Protox Therapeutics Inc., Bioniche

Life Sciences Inc., MethylGene Inc., Nuvo Research Inc., YM Biosciences Inc., and Generex Pharmaceuticals Inc. (collectively, the “Comparator Group”).

In determining base salaries and maximum performance bonus levels for the Senior Executives, and after taking into account each individual’s responsibilities, experience and past performance as well as the Company’s financial condition and prospects, the Compensation Committee recommended that for fiscal 2011, base salaries be set in line with the average of the base salaries in the Comparator Group for equivalent positions, and that bonus levels be set based on performance criteria which, if fully achieved, would provide total salary and bonus to each Senior Executive at or slightly higher than the average level of combined salary and bonus for equivalent positions in the Comparator Group. The Board adopted these recommendations, and for fiscal 2011, approved an increase in the base salary levels of the Senior Executives to bring them more in line with the average of the current salaries of the comparator group.

Effective August 1, 2010, each Senior Executive is paid the following annual salary and is entitled to earn a performance bonus for the 2011 fiscal year:

Name	Title	Salary	Bonus
Donald H. Segal(1)	Chief Executive Officer	$ 415,000	35%
Photios (Frank) Michalargias	Chief Financial Officer	$ 260,000	25%
John Docherty(1)	President and Chief Operating Officer	$ 300,000	35%
Heman Chao	Chief Scientific Officer	$ 275,400	35%
(1) Donald Segal and John Docherty are also directors of the Company and Donald Segal is its Chairman of the Board. However, these individuals are not separately compensated in such capacities.

Outstanding Share-Based and Option-Based Awards - Named Executive Officers

The following table details the stock option awards outstanding for the Named Executive Officers at the end of the most recently completed financial year.

Name	Option-based awards(1)				Share-based awards(3)
	Number of securities underlying unexercised options	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested	Market or payout value of shares or units of shares that have not vested ($)
Donald H. Segal	250,000 100,000 200,000	$1.68 $2.74 $3.00	17-Dec-2016 14-Dec-2014 31-Jul-2011	$180,000 $0 $0	0 0 0	$0 $0 $0
Photios (Frank) Michalargias	250,000 100,000 50,000	$1.68 $2.74 $3.00	17-Dec-2016 14-Dec-2014 31-Jul-2011	$180,000 $0 $0	0 0 0	$0 $0 $0
John M. Docherty	250,000 100,000 100,000	$1.68 $2.74 $3.00	17-Dec-2016 14-Dec-2014 31-Jul-2011	$180,000 $0 $0	0 0 0	$0 $0 $0
Heman Chao	250,000 100,000 100,000	$1.68 $2.74 $3.00	17-Dec-2016 14-Dec-2014 31-Jul-2011	$180,000 $0 $0	0 0 0	$0 $0 $0
William Chick	250,000 35,000	$1.68 $2.74	17-Dec-2016 14-Dec-2014	$180,000 $0	0 0	$0 $0
(1)

Subsequent to the year end, on August 17, 2010, options to purchase up to a total of 100,000 common shares at an exercise price of $2.43 per share, having 5 year terms expiring August 17, 2015, were granted to each of the Named Executive Officers, except Mr. William Chick who was issued options to purchase up to 35,000 common shares, on the same terms.

(2)	Calculated as the difference between the market value of the common shares subject to option at the end of the last fiscal year, July 31, 2010, and the option exercise price for common shares.
(3)	The Company has not granted any share-based awards.

Incentive Plan Awards – value vested or earned during the year - Named Executive Officers

The following table sets out the incentive plan awards value vested to or earned by each Named Executive Officer at the end of the most recently completed financial year.

Name	Number of securities underlying options vested	Option-based awards - Value vested during the year(1)	Share-based awards - Value vested during the year(2)	Non-equity incentive plan compensation - Value earned during the year(3)
Donald H. Segal	87,500	$55,000	$0	$113,146
Photios (Frank) Michalargias	87,500	$55,000	$0	$59,340
John M. Docherty	87,500	$55,000	$0	$63,750
Heman Chao	87,500	$55,000	$0	$53,277
William Chick	71,250	$55,000	$0	$67,044
(1)

Calculated as the difference between the market value of the common shares subject to option at close on the day of vesting, and the option exercise price for common shares. On December 14, 2009, options to purchase up to 100,000 common shares were granted to each Named Executive Officer, except William Chick who received options to purchase up to 35,000 common shares. Twenty-five percent of such options vested on the day of grant. As such, the vested options have no value when compared to market price.

(2)	The Company has not granted any share-based awards.
(3)	Consists of Performance Bonus for fiscal 2010 for all Named Executive Officers, except William Chick, whose non-equity incentive plan compensation consisted of sales commissions.

Termination and Change of Control Benefits

We have entered into service contracts with our senior management, or “Named Executive Officers”, as follows:

Dr. Segal’s employment agreement currently provides for his employment by the Company as the Company’s Chief Executive Officer. The employment agreement has no fixed term, and provides for a base salary of $361,200 for fiscal 2010, (increased to $415,000 for fiscal 2011), an annual performance-based bonus to be agreed upon, term life and disability insurance, and other employee benefits as provided to other senior employees, including the grant of stock options from time to time as approved by the Board or a relevant Board Committee. In the event of termination of employment by the Company without cause (including the removal of the employee from his position, the failure to reappoint him to his position, making a fundamental change in his responsibilities not accepted by him, or compelling him to work outside the York Region in Ontario without his consent), or by the employee within 6 months following a change of control of the Company (as defined in the employment agreement), or by the employee within 30 days of a material breach by the Company, then the Company will pay the employee severance equal to two times the aggregate compensation paid to the employee for the previous 12 months, and will either extend all insurance coverage for the following 24 months or pay the employee an amount equal to the cost of coverage for such period. The amount that would have been paid to Dr. Segal if his employment was terminated on July 31, 2010 due to any of the foregoing reasons is approximately $893,000. In addition, had the termination occurred on July 31, 2010 as a result of a change of control (as defined in the 2008 Stock Option Plan), all of Dr. Segal’s unvested options to purchase common shares would have automatically vested at the time of the change of control (125,000 stock options with an exercise price of $1.68 per share and 75,000 stock options with an exercise price of $2.74 per share). The closing price of the Company’s common shares on July 31, 2010 was $2.40. In the event that the employee dies or becomes disabled, the Company will pay the salary accrued to the date of deemed termination and for one year subsequent to termination, plus a prorated portion of the annual bonus most recently paid to the employee. Had Dr. Segal’s employment so terminated on July 31, 2010, the total of such payments would be approximately $484,000.

The employment agreements with the Company’s President and Chief Operating Officer, Chief Financial Officer and Chief Scientific Officer, as amended, contain substantially the same terms, except primarily as to base salary. These employment agreements have no fixed term, and, for fiscal 2010, provided for a base salary of $237,360 for Photios (Frank) Michalargias, Chief Financial Officer, $227,040 for John Docherty, President & Chief Operating Officer, and $206,400 for Heman Chao, Chief Scientific Officer. These salaries were increased for fiscal 2011 to $260,000, $300,000 and $275,000, respectively. They also provide for an annual performance-based bonus to be agreed upon and other employee benefits as provided to other senior employees, including the grant of stock options from time to time as approved by the Board or a Board Committee. In the event of termination of employment by the Company without cause (including the removal of the Named Executive Officer from his position, the failure by the Company to reappoint him to his position, or making a fundamental change in his responsibilities not accepted by him), or by the Named Executive Officer within 6 months following a change of control of the Company (as defined in the employment agreement), or by the Named Executive Officer within 30 days of a material breach by the Company, then the Company will pay the employee severance equal to one year’s annual salary, plus an additional one month annual salary for every full year of employment completed by the employee, up to an additional 12 months, plus an amount equal to the amount of any bonus paid during the previous 12 months, and will either extend all insurance and benefits coverage for the following 12 months or pay the employee an amount equal to the cost of coverage for such period. The amount that would have been paid to the CFO, President and COO, and CSO if their employment terminated on July 31, 2010 due to any of the foregoing reasons is approximately $403,000; $516,000 and $489,000, respectively. In addition, had the termination occurred on July 31, 2010 as a result of a change of control (as defined in the 2008 Stock Option Plan), all of the unvested options to purchase common shares held by each of the Named Executive Officer would have automatically vested at the time of the change of control (125,000 stock options at an exercise price of $1.68 per share and 75,000 stock options at an exercise price of $2.74 per share). The closing price of the Company’s common shares on July 31, 2010 was $2.40. In the event that the employee dies or becomes disabled, then the Company will pay the salary accrued to the date of deemed termination and for one year subsequent to termination, plus a pro-rated portion of the annual bonus most recently paid to him. Had the employment of the CFO, President & COO, or CSO so terminated on July 31, 2010, the total of such payments would be $295,000, $304,000 and $276,000, respectively.

William Chick’s employment agreement currently provides for his employment by the Company as the Company’s VP Product Distribution. The employment agreement has no fixed term, and provides for a base salary of $134,870 for Fiscal 2010, and performance compensation of 1.5% of the first $1.5 million of gross sales, plus 2% of gross sales thereafter, and standard employee benefits as provided to other senior employees, including the grant of stock options from time to time as approved by the Board or a relevant Board Committee. In the event of termination of employment by the Company without cause, then the Company is required to give at least 9 months notice or payment of 9 months salary. The amount that would have been paid to Mr. Chick if his employment was terminated on July 31, 2010 without cause is approximately $101,000. In addition, in the event of a change of control at July 31, 2010 (as defined in the 2008 Stock Option Plan), Mr. Chick’s unvested options to purchase common shares would have automatically vested at the time of the change of control (125,000 stock options with an exercise price of $1.68 per share and 26,250 stock options with an exercise price of $2.74 per share). The closing price of the Company’s common shares on July 31, 2010 was $2.40.

In the event of termination other than for cause of a Senior Executive, all options to purchase common shares then held by the Senior Executive will terminate on the earlier of the original expiry date(s) of such options or up to one year following termination of employment. In the event of termination other than for cause of William Chick, all options to purchase common shares held by him will terminate on the earlier of the original expiry date(s) of such options or 30 days, and up to one year, following termination, as determined by the Compensation Committee. In the case of termination of any Named Executive Officer for cause, all options then held by such executive shall terminate on the date of termination for cause.

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

The following constitutes a “change of control” for purposes of the employment agreements of the Senior Executives:

(a)	a change in the composition of the Board of Directors of the Company occurring within any two-year period, as a result of which fewer than a majority of such directors are incumbent directors;
(b)

upon completion of any merger, arrangement or amalgamation involving the Company, provided that upon such completion a majority of the directors are not incumbent directors or the particular executive is not an incumbent director;

(c)

when any person holding 20% of the shares Company (a “Control Person”) or any person acting jointly or in concert with them votes against any proposal put before the shareholders of the Company by the Board of Directors of the Company, and such proposal is in fact defeated by the requisite majority of votes of shareholders of the Company;

(d)

when any Control Person or any person acting jointly or in concert with a Control Person votes in favour of any proposal put before the shareholders of the Company other than by the Board of Directors of the Company and such proposal is in fact approved by the requisite majority of votes of shareholders of the Company; or

(e)	under certain circumstances, when the Company’s shares listed on certain stock exchanges are delisted.

Pursuant to the terms of our 2008 Stock Option Plan, upon a change of control (as defined in the 2008 Stock Option Plan), all options granted under the 2008 Stock Option Plan shall immediately vest, notwithstanding any contingent vesting provision to which such options may have otherwise been subject. A “change of control” for purposes of the 2008 Stock Option Plan will occur if (i) a securityholder or group of securityholders holds a sufficient number of outstanding voting securities so as to affect materially the control of the Company, or holds more than 20% of such securities except where there is evidence showing that the holding of those securities does not affect materially the control of the Company; or (ii) a majority of directors elected at any annual or extraordinary general meeting of shareholders of the Company are not individuals nominated by the Company’s then-incumbent Board.

Securities Authorized For Issuance under Equity Compensation Plans

The Company grants share options to its directors, senior management and employees from time to time. As at July 31, 2010, the securities authorized for issuance under the equity compensation plans were as follows:

	Number of securities to be	Weighted average	Number of securities remaining
	issued upon exercise of	exercise price of	available for future issuance
	outstanding options,	outstanding options,	under equity compensation plans
Plan Category	warrants and rights	warrants and rights	excluding those in second column)
Stock option plan (approved by shareholders)	3,691,500	$ 2.19	2,306,033

For information about stock options, see ITEM 6.E – Share Ownership.

Options/Stock Appreciation Rights Granted/Cancelled During the Most Recently Completed Fiscal Year

At the beginning of fiscal 2010, there were 3,564,000 stock options outstanding. During fiscal 2010, a total of 968,000 stock options were granted to our senior management, directors, employees and consultants. During fiscal 2010, 665,500 stock options expired and 175,000 stock options were exercised. As at July 31, 2010 the number of stock options issued and outstanding totaled 3,691,500.

Options/Stock Appreciation Rights Exercised During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, 175,000 stock options were exercised by the Company’s senior management, directors and/or employees/consultants. There are no stock appreciation rights outstanding.

Director and Senior Management Liability Insurance

The Company purchases annual insurance coverage for director and senior management liability. The current term (March 1, 2010 to March 1, 2011) premium of US$67,075 is paid entirely by the Company. The insurance coverage under the policy is limited to an aggregate of US$15,000,000. The Company has deductibles under the policy of US$50,000 or US$75,000, depending on the claim. No deductibles apply to claims under the policy made by directors or senior management.

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

Effective August 11, 2009, Dr. Majewski, stepped down from the Board to assume the advisory role of European medical director for Helix.

Board Meetings and Committees; Annual Meeting Attendance

During fiscal 2010, the Board held 6 meetings. For various reasons, Board members may not be able to attend a Board meeting. All Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.

The following sets out the attendance records of our Board members during fiscal 2010:

		Audit	Compensation	Governance
Name	Board	Committee	Committee	Committee
Donald H. Segal	6 of 6	n/a	n/a	n/a
John M. Docherty	4 of 6	n/a	n/a	n/a
Kenneth A. Cawkell	6 of 6	n/a	6 of 6	4 of 5
W. Thomas Hodgson	6 of 6	5 of 5	6 of 6	n/a
Jack M. Kay	6 of 6	5 of 5	n/a	5 of 5
Gordon M. Lickrish	6 of 6	5 of 5	6 of 6	5 of 5
Slawomir Majewski (1)	n/a	n/a	n/a	n/a
Kazimierz Roszkowski-Sliz (2)	6 of 6	n/a	n/a	n/a
(1)	Dr. Majewski, stepped down from the Board to assume the advisory role of European medical director for Helix, effective August 11, 2009.
(2)	Dr. Kazimierz Roszkowski-Sliz was appointed to the Board on August 17, 2009.

Audit Committee

The Company has an Audit Committee, which recommends to the Board the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Company has an Audit Committee charter, last approved by the Board on October 20, 2010, a copy of which is attached as an Exhibit to this Annual Report. Audit Committee members were last appointed on December 9, 2009 subsequent to the Company’s annual general meeting held the previous day.

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

Gordon M. Lickrish, M.D., FRCS(C) has a private medical practice in the area of Gynecology/Oncology. He was formerly the Head of the Pre-Invasive Program, Department of Obstetrics and Gynecology, Division of Gynecology and Oncology at the Toronto General Hospital and Princess Margaret Hospital. Prior to August 2003, he was a Professor at the University of Toronto and Professor Emeritus, thereafter.

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

Governance Committee

Governance Committee members were last appointed on December 9, 2009, subsequent to the Company’s annual general meeting held on the previous day. The current members of the Governance Committee are Jack M. Kay, Kenneth A. Cawkell, and Gordon M. Lickrish. Of the three, only Kenneth A. Cawkell is not independent. The Governance Committee has both governance and nominating responsibilities, which includes the responsibility of identifying new candidates for Board nominations who have the requisite knowledge and experience, orientation of new board members and continuing education of board members.

Compensation Committee

Compensation Committee members were last appointed on December 9, 2009, subsequent to the Company’s annual general meeting held on the previous day. The current members of the Compensation Committee are Gordon M. Lickrish (Chair), W. Thomas Hodgson, and Kenneth A. Cawkell. Of the three, only Kenneth A. Cawkell is not independent. The Compensation Committee’s purpose includes making recommendations to the Board regarding (i) the overall compensation of the executive officers to assure that they are compensated effectively in a manner consistent with the Company’s business, goals and objectives, stage of development, financial condition and prospects, and the competitive environment; (ii) advising the Board on the compensation of non-employee directors; (iii) making recommendations to the Board with respect to incentive-compensation plans and equity-based plans and administering the Company’s compensation plans. On an annual basis, the Compensation Committee shall recommend to the Board annual and long-term performance goals for the executive officers, evaluate the executive officers’ performance against those goals, and recommend to the Board the executive officers’ compensation, including salaries, bonuses, stock options, and other benefits, based on this evaluation.

6.D. Employees

The number of employees (full time equivalents) as at July 31 of each of the last three fiscal years is as follows:

Name	2010	2009	2008
Research & development	23.5	23	22
Operating, general & administration	3	3	3
Sales & marketing	1	1	1
	27.5	27	26

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

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares subject to options, which are currently exercisable or exercisable within 60 days, are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Directors’ share ownership

The following table indicates the common shares and stock options outstanding for each director at October 20, 2010.

Name	Number of common shares	Percentage of ownership (1)	Number of securities underlying unexercised options (2)	Option exercise price	Option expiry date	Common shares plus stock options (3)	Percentage of ownership (4)
Donald H. Segal	1,387,000	2.15%	250,000 100,000 100,000 200,000	$1.68 $2.43 $2.74 $3.00	17-Dec-2016 17-Aug-2015 14-Dec-2014 31-Jul-2011	1,849,500	2.85%
John M. Docherty	100	**	250,000 100,000 100,000 100,000	$1.68 $2.43 $2.74 $3.00	17-Dec-2016 17-Aug-2015 14-Dec-2014 31-Jul-2011	362,600	**
Kenneth A. Cawkell	102,100	**	100,000 40,000 40,000 25,000	$1.68 $2.43 $2.74 $3.00	17-Dec-2016 17-Aug-2015 14-Dec-2014 31-Jul-2011	232,100	**
Jack M. Kay	456,700	**	100,000 40,000 40,000 25,000	$1.68 $2.43 $2.74 $3.00	17-Dec-2016 17-Aug-2015 14-Dec-2014 31-Jul-2011	586,700	**
Gordon M. Lickrish	30,000	**	100,000 40,000 40,000	$1.68 $2.43 $2.74	17-Dec-2016 17-Aug-2015 14-Dec-2014	135,000	**
W. Thomas Hodgson	10,000	**	100,000 40,000 40,000	$1.68 $2.43 $2.74	17-Dec-2016 17-Aug-2015 14-Dec-2014	115,000	**
Kazimierz Roszkowski-Sliz	0	**	40,000 100,000	$2.43 $2.74	17-Aug-2015 14-Dec-2014	60,000	**
**	Less than 1% ownership
(1)	Based on 64,505,335 common shares issued and outstanding on October 20, 2010.
(2)	All stock options exercisable to acquire common shares (vested and unvested).
(3)	Total number of common shares plus all stock options that will have vested within 60 days of October 20, 2010.
(4)	Ownership percentage assumes aggregate beneficial ownership of common shares and common shares acquirable upon exercise of options within 60 days of October 20, 2010.

Senior Managements’ share ownership

The following table indicates the common shares and stock options outstanding for each senior manager at October 20, 2010.

Name	Number of common shares	Percentage of ownership (1)	Number of securities underlying unexercised options (2)	Option exercise price	Option expiry date	Common shares plus stock options (3)	Percentage of ownership (4)
Donald H. Segal	1,387,000	2.15%	250,000 100,000 100,000 200,000	$1.68 $2.43 $2.74 $3.00	17-Dec-2016 17-Aug-2015 14-Dec-2014 31-Jul-2011	1,849,500	2.85%
Photios (Frank) Michalargias	0	**	250,000 100,000 100,000 100,000	$1.68 $2.43 $2.74 $3.00	17-Dec-2016 17-Aug-2015 14-Dec-2014 31-Jul-2011	312,500	**
John M. Docherty	100	**	250,000 100,000 100,000 100,000	$1.68 $2.43 $2.74 $3.00	17-Dec-2016 17-Aug-2015 14-Dec-2014 31-Jul-2011	362,600	**
Heman Chao	0	**	250,000 100,000 100,000 100,000	$1.68 $2.43 $2.74 $3.00	17-Dec-2016 17-Aug-2015 14-Dec-2014 31-Jul-2011	362,500	**
William Chick	4,925	**	250,000 35,000 35,000	$1.68 $2.43 $2.74	17-Dec-2016 17-Aug-2015 14-Dec-2014	218,675	**
**	Less than 1% ownership
(1)	Based on 64,505,335 common shares issued and outstanding on October 20, 2010.
(2)	All stock options exercisable to acquire common shares (vested and unvested).
(3)	Total number of common shares plus all stock options that will have vested within 60 days of October 20, 2010.
(4)	Ownership percentage assumes aggregate beneficial ownership of common shares and commons shares acquirable upon exercise of options within 60 days of October 20, 2010.

Stock Options

Incentive stock options are granted by the Company in accordance with the rules and policies of the Toronto Stock Exchange, the CBCA, and the Ontario Securities Commission, including the number of common shares under option, the exercise price and expiration date of such options, and any amendments thereto. The Company’s current stock option plan is entitled the “2008 Stock Option Plan” and was approved by shareholders at the Company’s annual general meeting held December 16, 2008.

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

Options Available: The options may be granted to purchase up to 10% of the Company’s outstanding shares from time to time. Based on the Company’s current issued and outstanding shares, options to purchase up to 6,450,533 common shares may be granted under the 2008 Plan.

There are currently options to purchase a total of 4,734,500 shares outstanding under the 2008 Plan, leaving (based on the Company’s current issued and outstanding shares) a total of 1,716,033 common shares available for grant. Additional common shares will automatically become available for grant under the 2008 Plan upon any increase in the Company’s issued and outstanding shares, to the extent of 10% of such increase.

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

Proposed Changes to the 2008 Plan

On October 20, 2010, the Board approved certain amendments to the 2008 Stock Option Plan to, among other things, create new forms of equity compensation available for award to eligible persons under the Plan, such as share appreciation rights, restricted share units and deferred share units, and to re-name the Plan the “2010 Equity Compensation Plan”. Such amendments require shareholder approval, which the Company currently intends to seek at its next annual general meeting. Further amendments to the 2008 Stock Option Plan may be made prior to submission for shareholder approval. There can be no assurance, however, that the Company will submit any amendments to shareholders at its next annual general meeting or at all, or if submitted, that shareholder approval will be obtained.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Beneficial Owners of More Than 5% of Helix Common Shares.

The following table sets forth certain information, as known to the Company or as can be ascertained from public filings, regarding shareholders that are the beneficial owners of 5% or more of the Company’s common shares, not including officers and directors of the Company:

	Number of shares	Percent
Name of Beneficial Owner(1)	Beneficially Owned	of Class
Zbigniew Lobacz (2)	12,480,000	17.6%
Sylwester and Dorota Cacek (3)	9,710,000	14.5%
Witold Zaraska (4)	5,960,000	8.8%
Herald Janssen (5)	3,622,059	5.6%
Wojciech Hajduk (6)	3,600,000	5.6%
Isabela Flejseirowicz (6)	3,600,000	5.6%

(1)

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all common shares beneficially owned by them. These amounts include all outstanding share warrants, all of which are exercisable within 60 days of October 20, 2010.

(2)

Consists of 6,240,000 common shares and 6,240,000 warrants to purchase up to an additional 6,240,000 common shares (1,710,000 warrants at an exercise price of $2.87 per share, subject to adjustment, prior to September 8, 2012 plus an additional 4,530,000 warrants at an exercise price of $3.40 per share, subject to adjustment, prior to August 5, 2013).

(3)	Consists of 7,060,000 common shares and warrants to purchase up to 2,650,000 common shares at a price of $2.36 per share, subject to adjustment, prior to October 1, 2011.
(4)	Consists of 2,980,000 common shares and warrants to purchase up to an additional 2,980,000 common shares at a price of $2.87 per share, subject to adjustment, prior to September 8, 2012.
(5)

Mr. Janssen beneficially owns, controls or directs a total of 3,622,059 common shares of the Company: 2,035,698 common shares through International Penta Financial Services AG; 146,212 common shares through Genesis Investment Funds Limited; 1,440,029 common shares through Genesis Energy Investment Company; and 120 common shares through Genesis Industry Holding Establishment.

(6)	Consist of 3,600,00 common shares

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

On October 2, 2008, the Company issued 6,800,000 units through a private placement at a unit price of $1.68. Each unit consists of one common share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.36. As a result of this private placement, Sylwester and Dorota Cacek became “insiders” of the Company, currently holding approximately 10.9% of the Company’s outstanding shares, and they would hold approximately 14.5% after exercise of the warrants acquired by them in the private placement.

On September 8, 2009, the Company issued 6,625,000 units through a private placement at a unit price of $2.05. Each unit consists of one common share and one common share purchase warrant, with each common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.87. As a result of this private placement, Witold Zaraska and Zbigniew Lobacz became shareholders of the Company, acquiring the shares and warrants set out in the above table. As a result of this private placement, Witold Zaraska held approximately 4.6% of the Company’s outstanding shares, and would hold approximately 8.8% after exercise of the warrants acquired by him in the private placement.

On August 6, 2010, the Company issued 4,530,000 units through a private placement at a unit price of $2.43. Each unit consists of one common share and one common share purchase warrant, with each common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $3.40. As a result of this private placement, Zbigniew Lobacz held approximately 9.7% of the Company’s outstanding shares, and would hold approximately 17.6% after exercise of the warrants acquired by him in the private placement.

7.A.1.c. Different Voting Rights. The Company’s major shareholders do not have different voting rights.

7.A.2. U.S. Share Ownership. As of September 30, 2010, there were a total of 178 holders of record of our common shares, of which 2 were registered with addresses in the United States. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our common shares are held of record in broker “street name.” As of September 30, 2010 United States holders of record held approximately 0.03% of our outstanding common shares.

7.A.3. Control of Company. The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, United States’ residents, and other foreign residents. The Company is currently not controlled by any foreign government or other person(s).

7.A.4. Change of Control of Company Arrangements.

None.

7.B. Related Party Transactions

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Cawkell Brodie Glaister LLP, is legal counsel to the Company. A director of the Company is a partner of Cawkell Brodie Glaister LLP.

Cangene bioPharma Inc. (“CBI”) is a wholly owned subsidiary of Cangene Corporation and is controlled by the Apotex Group which includes Apotex Inc. A director of the Company is also a director of Cangene Corporation and President and COO of Apotex Inc. In the first quarter of fiscal 2009, the Company signed a manufacturing service agreement, to fill-finish L-DOS47, with Chesapeake Biological Laboratories (“CBL”). Effective December 3, 2009 CBL changed its name to Cangene bioPharma Inc.

The Company had the following related party transactions for the fiscal years ended July 31:

	2010	2009	2008
Legal fees to Cawkell Brodie Glaister LLP	$334,000	$287,000	$267,000
Contracted fill-finish services with Cangene bioPharma Inc.	$167,000	$156,000	$–

7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The Company’s Audited Consolidated Financial Statements for the fiscal years ended July 31, 2010, 2009 and 2008 are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in Note 16 to the financial statements.

The financial statements as required under ITEM 18. – Financial Statements are attached hereto. The audit report of KPMG LLP, independent registered public accounting firm, is included herein immediately preceding the Company’s Audited Consolidated Financial Statements.

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

	High	Low
Monthly:
September 30, 2010	$ 2.70	$ 2.38
August 31, 2010	$ 2.45	$ 2.26
July 31, 2010	$ 2.50	$ 2.31
June 30, 2010	$ 2.60	$ 2.34
May 31, 2010	$ 2.64	$ 2.25
April 30, 2010	$ 2.75	$ 2.20
Quarterly:
July 31, 2010	$ 2.64	$ 2.25
April 30, 2010	$ 2.92	$ 2.15
January 31, 2010	$ 3.28	$ 2.33
October 31, 2009	$ 3.24	$ 2.15
July 31, 2009	$ 2.27	$ 1.20
April 30, 2009	$ 1.80	$ 1.15
January 31, 2009	$ 1.92	$ 1.60
October 31, 2008	$ 1.63	$ 1.20
July 31, 2008	$ 1.60	$ 1.15
Annually:
July 31, 2010	$ 3.28	$ 2.15
July 31, 2009	$ 2.27	$ 1.15
July 31, 2008	$ 2.21	$ 1.20
July 31, 2007	$ 2.75	$ 1.01
July 31, 2006	$ 4.70	$ 1.65

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

The Company’s common shares began trading on the OTCQX International Market, based in New York, on June 23, 2009, with the trading symbol of “HXBPF”, and ceased trading on the OTCQX on September 15, 2010.

The Company’s common shares began trading on the NYSE Amex Stock Exchange, based in New York, on September 15, 2010, with the trading symbol of “HBP”.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

The Company’s common shares trade on the Toronto Stock Exchange in Canada and on the NYSE Amex in the United States. In addition, although the Company did not seek to be listed on the Berlin-Bremen, Frankfurt, Munich, Stuttgart and XETRA stock exchanges in Europe, the Company’s common shares trade on these exchanges.

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

The Board has repealed the former By-Law No. 1 of the Company, as amended, and has adopted new By-Law No. 1 (2009), as approved by the shareholders at the Company’s 2009 annual shareholders’ meeting. There are no substantive differences between the new by-law and the former by-law regarding the matters discussed in this Item 10. - Additional Information.

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

  Borrow money upon the credit of the Company;

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

Neither Canadian law nor our articles or by-laws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister on an annual basis ($299 million for 2010). A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

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

Under the Competition Act (Canada), a pre-transaction notification must be submitted to the Commissioner of Competition under that Act in respect of proposed transactions that exceed certain financial and other thresholds. If notice must be given, it must be provided within legally-mandated time periods. The Commissioner may then take several courses of action including taking no action, requesting additional information or documentation or challenging the transaction by referring it to the Competition Tribunal, which may result in an order under the Competition Act requiring the parties not to proceed with the transaction.

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

10.C. Material Contracts

Summaries of the material contracts referred to in Exhibits 4.1 – 4.24 are included in this Annual Report under ITEM 4.B. – Important Business Developments, ITEM 6.B. – Compensation – Senior Management Compensation and ITEM 6.E. – Stock Options. The contracts referred to in Exhibits 4.25 and 4.26 relate to the Company’s private placement on September 8, 2009 (the “Placement”) of 6,625,000 units at $2.05 per unit, being the Form of Subscription Agreement for the Placement. and the other being a Finder’s Agreement (“Finder’s Agreement”), entered into between the Company and ACM Alpha Consulting Management Est. (“ACM”). Pursuant to the Finder’s Agreement, ACM received a fee of 12.5% of the proceeds of the Placement, and also received a fixed monthly amount of 30,000 Swiss Francs to cover all of its reasonable out-of-pocket expenses. The agreement terminated on December 31, 2009. The contracts referred to in Exhibits 4.27 and 4.28 relate to the Company’s private placement on August 6, 2010 (the “2010 Placement”) of 4,530,000 units at $2.43 per unit, one being the Form of Subscription Agreement for the 2010 Placement and the other being a Financial and Investor Relations Agreement (“Financial and Investor Relations Agreement”) entered into between the Company and ACM. Pursuant to the Financial and Investor Relations Agreement, ACM received a fee of 12.5% of the proceeds of the Placement, and also receives a fixed monthly amount of 30,000 Swiss Francs to provide investor relations services on behalf of the Company. The agreement terminates on December 31, 2010. The contract referred to in Exhibit 4.29 is the form of warrant issued in connection with the Company’s August 6, 2010 private placement, and is in the same basic form as other warrants issued by the Company.

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

10.E. Taxation

Canadian Federal Income Tax Considerations

The Company believes the following is a brief summary of the material principal Canadian federal income tax consequences to a U.S. Holder (as defined below) of common shares of the Company who deals at arm’s length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada – U.S. Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere. U.S. Holders (defined below) are urged to consult their own tax advisors with respect to their particular circumstances.

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

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. Holder (a “Non U.S. Holder”). This discussion considers only U.S. Holders that will own our common shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder’s decision to purchase our common shares.

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

  are broker-dealers or insurance companies;

  have elected mark-to-market accounting;

  are tax-exempt organizations or retirement plans;

  are financial institutions or “financial services entities;”

  hold our common shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

  acquired our common shares upon the exercise of employee stock options or otherwise as compensation;

  own directly, indirectly or by attribution at least 10% of our voting power;

  have a functional currency that is not the U.S. Dollar;

  are grantor trusts;

  are certain former citizens or long-term residents of the United States; or

  are real estate investment trusts or regulated investment companies.

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

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our common shares (including gain deemed recognized if the common shares are used as security for a loan) and upon receipt of certain “excess distributions” (generally, distributions that exceed 125% of the average amount of distributions in respect to such common shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) with respect to our common shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the common shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC. Tax would be computed at the highest ordinary income tax rate in effect for each other taxable year period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our common shares from decedents (other than nonresident aliens) would be denied the normally available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the lesser of the decedent’s tax basis or the fair market value of such shares on the date of the descendant’s death.

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

Non U.S. Holders

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

Information Reporting and Backup Withholding

U.S. Holders (other than exempt recipients, such as corporations) generally are subject to information reporting requirements with respect to dividends paid on, or proceeds from the disposition of, our common shares. U.S. Holders are also generally subject to backup withholding (currently at a rate of 28%) on dividends paid on, or proceeds from the disposition of, our common shares unless the U.S. Holder provides IRS Form W 9 or otherwise establishes an exemption.

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

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company’s documents can be viewed at its Canadian office, located at: 305 Industrial Parkway South, #3, Aurora, Ontario, Canada, L4G 6X7. The Company’s reports, registration statements, exhibits and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549.

10.I. Subsidiary Information

See ITEM 4.C – Organizational Structure.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s main objectives when managing capital are to ensure sufficient liquidity to finance research and development activities, clinical trials, ongoing administrative costs, working capital and capital expenditures. The Company includes cash and cash equivalents and components of shareholders’ equity, in the definition of capital. The Company endeavors not to unnecessarily dilute shareholders when managing the liquidity of its capital structure.

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

Most recently, however, the Company has raised additional capital via private placements as discussed in notes 7 and 16 to the consolidated financial statements for the year ended July 31, 2010.

Based on the Company’s currently planned expenditures and assuming no unanticipated expenses, the Company estimates that its cash reserves will be sufficient to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months.

The Company does not have any credit facilities and is therefore not subject to any externally imposed capital requirements or covenants.

Currency Risk

The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and US dollar. Foreign exchange risks arise from the foreign currency translation of the Company’s integrated foreign operation in Ireland. In addition, foreign exchange risks arise from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. The Company also receives a revenue stream from royalties denominated in Euros from the licence of the Company’s Klean-PrepTM to Helsinn.

The Company has recently maintained minimal cash balances denominated in both Euros and US dollars due to Canadian dollar stability and strength against foreign currencies.

Any fluctuation in the exchange rates of the foreign currencies listed above could have an impact on the Company’s results from operations; however, they would not impair or enhance the ability of the Company to pay its foreign-denominated expenses.

Interest Rate Risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in interest rates, which are affected by market conditions. The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents. The Company does not have any credit facilities and is therefore not subject to any debt related interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct its operations on a day-to-day basis. Any investment of excess funds is limited to risk-free financial instruments. Fluctuations in the market rates of interest do not have a significant impact on the Company’s results of operations due to the relatively short term maturity of any investments held by the Company at any given point in time and the low global interest rate environment. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company does not have a large customer base, which facilitates the ongoing monitoring of credit risk and credit standing of counterparties on a regular basis based on the Company’s established policies. The Company evaluates accounts receivable balances based on the age of the receivable, credit history of the customers and past collection experience.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.

The Company manages its liquidity by forecasting cash flow from operations and anticipated investing and financing activities.

To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the management considers securing additional funds primarily through equity arrangements. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.

Since inception, the Company has financed its operations from public and private sales of equity proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. While the Company believes it has sufficient capital and liquidity to finance current operations through at least the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

15.A Disclosure Controls and Procedures

The Management of our Company carried out an evaluation, as required by Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as of the end of our last fiscal quarter. Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective, as of the end of the period covered by this Annual Report on Form 20F, such that the information relating to the Company and its consolidated subsidiaries required to be disclosed in our Exchange Act reports filed with the SEC (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to the company’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

15.B Management’s Annual Report on Internal Control over Financial Reporting

The Management of our Company is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and the related rule of the SEC, management assessed the effectiveness of the Company’s internal control over financial reporting using the Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of July 31, 2010. Management has not identified any material weaknesses in the Company’s internal control over financial reporting as of July 31, 2010.

15.C Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG LLP, who has audited and reported on our financial statements, issued an attestation report on the Company’s internal control over financial reporting. KMPG LLP's reports are incorporated herein by reference and appear with the Company’s consolidated financial statements for the fiscal year ended July 31, 2010.

15.D Changes in Internal Control over Financial Reporting and Planned Remediation Activities

The Company’s management also carried out an evaluation, as required by Rule 13a-15(d) of the Exchange Act, with the participation of our Chief Executive Officer and our Chief Financial Officer, of changes in the Company’s internal control over financial reporting. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that there were changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The hiring of a full-time Controller increased our personnel resources and technical accounting expertise within the accounting function and improved the segregation of duties within the Company. Management redesigned business processes to ensure appropriate segregation of duties and created a clear escalation line from Chief Financial Officer to Chief Executive Officer in case of complex accounting transactions.

Management will continue to review internal controls and procedures as the Company grows and, if appropriate, implement changes to its current internal control processes as the Company is committed to continuous improvement of our internal control environment and financial organization. As part of this commitment, management intends to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and is committed to taking further action and implementing additional improvements as necessary and as the Company grows.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that W. Thomas Hodgson satisfies the criteria of “audit committee financial expert” and is independent in accordance with Part 8 of the NYSE Amex Company Guide.

ITEM 16B. CODE OF ETHICS

The Board has adopted a written Code of Business Conduct and Ethics for Directors, Officers and Employees, including the principal executive officer, chief financial officer, principal accounting officer and controller. The Company’s Code of Business Conduct and Ethics for Directors, Officers and Employees may be inspected on the Company’s website at www.helixbiopharma.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by our auditors to us for each of the fiscal years 2010 and 2009 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

		2010			2009
Name	Amount		Percentage	Amount		Percentage
Audit - fees	$249,500		87.0%	$110,000		23.5%
Audit – related fees	0		0%	0		0.0%
Tax – fees (1)	22,835		8.0%	9,200		2.0%
All other fees (2)	14,300		5.0%	348,000		74.5%

Total	$286,635		100.0%	$467,200		100.0%

(1) “Tax fees” consist of fees for tax consultation and tax compliance services.
(2) “Other Fees” consist principally of fees associated with the filing of a Form 20-F registration statement with the SEC.

Our auditor is KPMG LLP, Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario M5H 2S5.

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

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

Our common shares commenced trading on the NYSE Amex on September 15, 2010. As a “foreign private issuer” under the U.S. securities laws, we follow applicable corporate governance rules that conform to Canadian requirements, in lieu of certain NYSE Amex requirements, as permitted by the rules of the NYSE Amex. For instance, we are not in compliance with the NYSE Amex requirement that a quorum for a meeting of the holders of the common stock be no less than 33 1/3% of such outstanding shares. Rather, our by-laws provide that a quorum for purposes of any meeting of shareholders consists of at least 10% of the shares entitled to vote at the meeting. We received an exemption from the NYSE Amex from this quorum requirement because the quorum provided for in our by-laws is consistent with generally accepted business practices in Canada, our country of domicile, and with the TSX, the home country exchange on which our voting shares are traded, does not prescribe a quorum requirement.

In addition, we follow certain of our home country practices in lieu of compliance with the NYSE Amex requirements that: (i) nominations to the Board be selected or recommended by a nominating committee comprised solely of independent directors or by a majority of the independent directors of the Board; (ii) the compensation of the Chief Executive Officer and other officers be determined, or recommended to the Board for determination, by a compensation committee comprised solely of independent directors or by a majority of the independent directors of the Board; and (iii) shareholder approval is required if a listed company is to issue common stock (or securities convertible into common stock) amounting to more than 20% of the listed company’s currently outstanding common stock. In accordance with applicable current NYSE Amex requirements, we have provided to the NYSE Amex letters from outside counsel certifying that these practices are not prohibited by our home country law.

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 18.

ITEM 18. FINANCIAL STATEMENTS

The Company’s consolidated financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as discussed in Note 17 to the consolidated financial statements.

The consolidated financial statements as required under ITEM 18 are attached hereto and found immediately following the text of this Annual Report and are incorporated by reference herein. The audit report of KPMG LLP, independent registered public accounting firm, is included herein immediately preceding the audited consolidated financial statements.

a.

Audited Financial Statements

Report(s) of Independent Registered Public Accounting Firm, dated October 8, 2010.

Consolidated Balance Sheets at July 31, 2010 and 2009.

Consolidated Statements of Operations and Comprehensive Loss for the years ended July 31, 2010, 2009 and 2008.

Consolidated Statements of Changes in Shareholders’ Equity for the years ended July 31, 2010, 2009 and 2008.

Consolidated Statements of Cash Flows for the years ended July 31, 2010, 2009 and 2008.

Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

1.1	Certificate and Articles of Amalgamation, incorporated herein by reference to Exhibit 1.1 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009
1.2	By-Law No. 1 (2009) , incorporated herein by reference to Exhibit 1.3 to the Form-20F annual report filed by Helix with the SEC on October 29, 2009
4.1

L-DOS47 cGMP Process Development, Scale Up and Clinical Supplies Manufacturing Agreement, between the Company and BioVectra, dated May 4, 2008, incorporated herein by reference to Exhibit 4.1 to the Form 20- FR12G/A registration statement filed by Helix with the SEC on February 5, 2009†

4.2

Topical Interferon Alpha-2b GMP Process Development, Scale Up and Clinical Supplies Manufacturing Agreement, between the Company and CPL, dated April 3, 2008, incorporated herein by reference to Exhibit 4.2 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009†

4.3

Amendment to Topical Interferon Alpha-2b GMP Process Development, Scale Up and Clinical Supplies Manufacturing Agreement, between the Company and CPL, dated November 3, 2008 incorporated herein by reference to the Form-6K filed by Helix with the SEC on September 20, 2010

4.4

Second Amendment to Topical Interferon Alpha-2b GMP Process Development, Scale Up and Clinical Supplies Manufacturing Agreement, between the Company and CPL, dated November 18, 2009 incorporated herein by reference to the Form-6K filed by Helix with the SEC on September 20, 2010

4.5

Technology License Agreement between the Company and NRC, dated April 28, 2005, incorporated herein by reference to Exhibit 4.3 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009†

4.6

Material Transfer and License Option Agreement, between the Company and Schering Corporation, dated December 18, 2000, incorporated herein by reference to Exhibit 4.4 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009†

4.7

Employment Agreement with Heman Chao, dated August 6, 2008, incorporated herein by reference to Exhibit 4.5 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009

4.8	Amendment to Employment Agreement with Heman Chao, dated October 1, 2009, incorporated herein by reference to Exhibit 4.6 to the Form-20F annual report filed by Helix with the SEC on October 29, 2009
4.9	Amendment to Employment Agreement with Heman Chao, dated August 1, 2010
4.10

Employment Agreement with Photios (Frank) Michalargias, dated August 6, 2008, incorporated herein by reference to Exhibit 4.6 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009

4.11

Amendment to Employment Agreement with Photios (Frank) Michalargias, dated October 1, 2009, incorporated herein by reference to Exhibit 4.8 to the Form-20F annual report filed by Helix with the SEC on October 29, 2009

4.12	Amendment to Employment Agreement with Photios (Frank) Michalargias, dated August 1, 2010
4.13

Employment Agreement with John M. Docherty, dated August 6, 2008, incorporated herein by reference to Exhibit 4.7 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009

4.14

Amendment to Employment Agreement with John M. Docherty, dated October 1, 2009, incorporated herein by reference to Exhibit 4.10 to the Form-20F annual report filed by Helix with the SEC on October 29, 2009

4.15	Amendment to Employment Agreement with John M. Docherty, dated August 1, 2010
4.16

Employment Agreement with Donald H. Segal, dated August 6, 2008, incorporated herein by reference to Exhibit 4.8 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009

4.17

Amendment to Employment Agreement with Donald H. Segal, dated October 1, 2009, incorporated herein by reference to Exhibit 4.12 to the Form-20F annual report filed by Helix with the SEC on October 29, 2009

4.18	Amendment to Employment Agreement with Donald H. Segal, dated August 1, 2010
4.19	Employment Agreement with William H. Chick, dated July 25, 1997, incorporated herein by reference to Exhibit 4.19 to the Form-20F annual report filed by Helix with the SEC on October 29, 2009
4.20

Amendment to Employment Agreement with William H. Chick, dated October 1, 2009, incorporated herein by reference to Exhibit 4.20 to the Form-20F annual report filed by Helix with the SEC on October 29, 2009

4.21	Form of Indemnity Agreement, incorporated herein by reference to Exhibit 4.13 to the Form-20F annual report filed by Helix with the SEC on October 29, 2009
4.22

Form of Stock Option Agreement for December 17, 2008 Plan (Standard) , incorporated herein by reference to Exhibit 4.10 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009

4.23

Form of Stock Option Agreement for December 17, 2008 Plan (Directors Only) , incorporated herein by reference to Exhibit 4.11 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009

4.24	Stock Option Plan, implemented December 17, 2008, incorporated herein by reference to Exhibit 4.12 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009
4.25

Form of Subscription Agreement between the Company and the subscribers to the Company’s private placement on September 8, 2009 of 6,625,000 units at $2.05 per unit, incorporated herein by reference to Exhibit 4.17 to the Form-20F annual report filed by Helix with the SEC on October 29, 2009

4.26

Finder’s Agreement dated July 1, 2009 between the Company and ACM Alpha Consulting Management Est. relating to the Company’s private placement on September 8, 2009 of 6,625,000 units at $2.05 per unit, incorporated herein by reference to Exhibit 4.18 to the Form-20F annual report filed by Helix with the SEC on October 29, 2009

4.27	Form of Subscription Agreement between the Company and the subscribers to the Company’s private placement on

August 6, 2010 of 4,530,000 units at $2.43 per unit, incorporated herein by reference to the Form-6K filed by Helix with the SEC on August 17, 2010
4.28

Financial and Investor Relations Agreement dated June 28, 2010 between the Company and ACM Alpha Consulting Management Est. relating to the Company’s private placement on August 6, 2010 of 4,530,000 units at $2.43 per unit, incorporated herein by reference to the Form-6K filed by Helix with the SEC on August 17, 2010

4.29	Form of warrant issued to subscribers of the Company’s August 6, 2010 private placement, incorporated herein by reference to Exhibit 99.4 to the Form 6-K filed by Helix with the SEC on August 17, 2010
8.1	List of Subsidiaries: See ITEM 4.C – Organizational Structure.
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Audit Committee Charter
†	Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.
*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

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

Date: October 29, 2010

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

/s/ Donald H. Segal	/s/ Photios (Frank) Michalargias
Donald H. Segal	Photios (Frank) Michalargias
Chief Executive Officer	Chief Financial Officer

October 8, 2010

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street, Suite 4600
Toronto, Ontario, M5H 2S5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Helix BioPharma Corp.

We have audited the accompanying consolidated balance sheets of Helix BioPharma Corp. (the “Company”) as of July 31, 2010 and 2009 and the related consolidated statements of operations and comprehensive loss, deficit, shareholders’ equity and cash flows for each of the years in the three-year period ended July 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2010 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 17 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of July 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated October 8, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

As discussed in note 3 to the consolidated financial statements, effective August 1, 2009, the Company adopted The Canadian Institute of Chartered Accountants’ Handbook Section 3064, Goodwill and Intangible Assets, Section 3862, Financial Instruments - Disclosures, Section 3855, Financial Instruments – Recognition and Measurement.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
October 8, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street, Suite 4600
Toronto, Ontario, M5H 2S5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Helix BioPharma Corp.

We have audited Helix BioPharma Corp. (the “Company”)’s internal control over financial reporting as of July 31, 2010 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material aspects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2010 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of July 31, 2010 and the related consolidated statements of operations and comprehensive loss, deficit, shareholders’ equity and cash flows for each of the years in the three-year period ended July 31, 2010, and our report dated October 8, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
October 8, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

HELIX BIOPHARMA CORP.
Consolidated Balance Sheets
As at July 31, 2010 and 2009 (In thousands of Canadian dollars)

	2010	2009
Assets

Current assets:
Cash and cash equivalents	$13,125	$14,494
Accounts receivable	1,365	1,053
Inventory	780	858
Prepaid and other assets	398	1,049
	15,668	17,454

Other receivables (note 4)	459	–

Investment (note 5)	–	56

Capital assets (note 6)	1,987	1,809
	$18,114	$19,319

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$1,435	$1,299
Accrued liabilities	821	834
Deferred lease credit	25	25
	2,281	2,158

Deferred lease credit – non current:	72	98

Shareholders’ equity (note 7)	15,761	17,063

Commitments and contingencies (note 8)
Subsequent events (note 16)
	$18,114	$19,319

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors:

/s/ Donald H. Segal	/s/ W. Thomas Hodgson
Donald H. Segal,	W. Thomas Hodgson,
Chairman, Board of Directors	Chairman, Audit Committee

HELIX BIOPHARMA CORP.
Consolidated Statements of Operations and Comprehensive Loss
Years ended July 31, 2010, 2009 and 2008 (In thousands of Canadian dollars, except per share amounts)

	2010	2009	2008

Revenue:
Product revenue	$3,925	$3,244	$2,952
Royalties and license fees	509	597	639
	4,434	3,841	3,591
Expenses:
Cost of sales	1,669	1,516	1,239
Research and development	10,715	10,322	5,064
Operating, general and administration	3,176	3,917	3,948
Sales and marketing	1,125	969	809
Amortization of intangible assets	–	12	16
Amortization of capital assets	429	274	254
Stock-based compensation	1,275	1,023	44
Interest income	(49)	(339)	(645)
Foreign exchange loss (gain)	564	133	(327)
Realized gain on sale of investment	(47)	–	–
Impairment of intangible assets	–	98	–
	18,857	17,925	10,402

Loss before income taxes	(14,423)	(14,084)	(6,811)

Income taxes (note 11)	46	18	153

Net loss for the year	(14,469)	(14,102)	(6,964)

Other comprehensive loss, net of tax:

Decrease in fair value of available-for-sale investments (net of tax of $nil)	(8)	(39)	(54)
Total comprehensive loss	$(14,477)	$(14,141)	$(7,018)

Loss per common share:
Basic	$(0.24)	$(0.27)	$(0.16)
Diluted	$(0.24)	$(0.27)	$(0.16)

Weighted average number of common shares used in the calculation of basic and diluted loss per share	59,123,321	52,001,636	42,469,362

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit
Years ended July 31, 2010, 2009 and 2008 (In thousands of Canadian dollars)
	2010	2009	2008
Net loss for the year	$(14,469)	$(14,102)	$(6,964)
Deficit, beginning of year	(72,794)	(58,692)	(51,728)
Deficit, end of year	$(87,263)	$(72,794)	$(58,692)

The accompanying notes are an integral part of these consolidated financial statements.

HELIX BIOPHARMA CORP.
Consolidated Statements of Changes in Shareholders’ Equity
Years ended July 31, 2010, 2009 and 2008 (In thousands of Canadian dollars, except common share and warrant numbers)

			Share purchase				Accumulated
	Common shares		warrants					other
							comprehensive		Total
						Contributed		income	shareholders
	Amount	Number	Amount	Number	Options	surplus	Deficit	(loss)	equity
Balances, July 31, 2007:
As previously reported	$57,350	36,335,335	$1,517	9,145,609	$ 3,635	$ 1,960	$(51,728)	$ 148	$ 12,882
Net loss for the year	–	–	–	–	–	–	(6,964)	–	(6,964)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(54)	(54)
Common stock, issued (note 7)	14,614	10,040,000	–	–	–	–	–	–	14,614
Warrants, issued	–	–	–	–	–	–	–	–	–
Warrants expired, unexercised (note 7)	–	–	(1,517)	(9,145,609)		1,517	–	–	–
Stock-based compensation	–	–	–	–	44	–	–	–	44
Options, exercised	–	–	–	–	–	–	–	–	–
Options expired, unexercised	–	–	–	–	(448)	448	–	–	–
Balances, July 31, 2008	$71,964	46,375,335	$–	–	$ 3,231	$ 3,925	$(58,692)	$ 94	$ 20,522

Net loss for the year	–	–	–	–	–	–	(14,102)	–	(14,102)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(39)	(39)
Common stock, issued (note 7)	9,612	6,800,000	–	–	–	–	–	–	9,612
Warrants, issued (note 7)	–	–	47	3,400,000	–	–	–	–	47
Warrants expired, unexercised	–	–	–	–	–		–	–	–
Stock-based compensation	–	–	–	–	1,023	–	–	–	1,023
Options, exercised	–	–	–	–	–	–	–	–	–
Options expired, unexercised	–	–	–	–	(867)	867	–	–	–
Balances, July 31, 2009	$81,576	53,175,335	$47	3,400,000	$ 3,387	$ 4,792	$(72,794)	$ 55	$ 17,063
Net loss for the year	–	–	–	–	–	–	(14,469)	–	(14,469)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(8)	(8)
Realized gain on sale of investment	–	–	–	–	–	–	–	(47)	(47)
Common stock, issued (note 7)	8,542	6,625,000	–	–	–	–	–	–	8,542
Warrants, issued (note 7)	–	–	3,055	6,625,000	–	–	–	–	3,055
Warrants expired, unexercised	–	–	–	–	–		–	–	–
Stock-based compensation	–	–	–	–	1,275	–	–	–	1,275
Options, exercised	600	175,000	–	–	(250)	–	–	–	350
Options expired, unexercised	–	–	–	–	(936)	936	–	–	–
Balances, July 31, 2010	$90,718	59,975,335	$3,102	10,025,000	$ 3,476	$ 5,728	$(87,263)	$ –	$ 15,761

The accompanying notes are an integral part of these consolidated financial statements.

HELIX BIOPHARMA CORP.
Consolidated Statements of Cash Flows
Years ended July 31, 2010, 2009 and 2008 (In thousands of Canadian dollars)

	2010	2009	2008

Cash provided by (used in):

Operating activities:
Loss for the year	$(14,469)	$(14,102)	$(6,964)
Items not involving cash:
Amortization of capital assets	429	274	254
Amortization of intangible assets	–	12	16
Other receivables	(459)	–	–
Deferred lease credit	(26)	123	–
Stock-based compensation	1,275	1,023	44
Realized gain on sale of investment	(47)	–	–
Impairment of intangible assets	–	98	–
Foreign exchange loss (gain)	564	133	(327)
Change in non-cash working capital:
Accounts receivable	(312)	(704)	553
Inventory	78	(400)	81
Prepaid and other expenses	651	(603)	(259)
Accounts payable and accrued liabilities	123	989	(395)
	(12,193)	(13,157)	(6,997)

Financing activities:
Proceeds from the exercise of stock options	350	–	–
Proceeds from the issue of warrants
and common shares, net of issue costs	11,597	9,659	14,614
	11,947	9,659	14,614

Investing activities:
Proceeds from the sale of investment	48	–	–
Purchase of capital assets	(607)	(932)	(266)
	(559)	(932)	(266)

Effect of exchange rate changes on cash and cash equivalents	(564)	(133)	327
Increase (decrease) in cash and cash equivalents	(1,369)	(4,563)	7,678

Cash and cash equivalents, beginning of year	14,494	19,057	11,379

Cash and cash equivalents, end of year	$13,125	$14,494	$19,057

Supplemental cash flow information:

Interest received	$49	$349	$652
Interest paid	-	1	1
Income taxes paid	11	82	4

The accompanying notes are an integral part of these consolidated financial statements.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Helix BioPharma Corp (the “Company”), incorporated under the Canada Business Corporations Act, is a biopharmaceutical company primarily focused in the areas of cancer prevention and treatment. In addition, the Company earns revenues from its drug distribution business in Canada and international licensing activities. The Company has funded its research and development activities through the issuance of common shares and warrants and through limited commercial activities. As the Company has two major projects in the research and development stage, it expects to incur additional losses and therefore will require additional financial resources, on an ongoing basis. It is not possible to predict the outcome of future research and development activities or the financing thereof.

1. Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These consolidated financial statements differ in certain respects from those prepared in accordance with United States generally accepted principles (“US GAAP”). The recognition, measurement and disclosure differences as they relate to the Company are described in note 17, “Differences between Canadian and US GAAP”.

The consolidated financial statements presented have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations. The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. These consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption. While the Company estimates it has sufficient capital and liquidity to finance current operations through at least the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs. Subsequent to the Company’s 2010 fiscal year, on August 6, 2010 the Company announced the completion of a private placement for gross proceeds of $11.0 million, as disclosed in note 16.

2. Significant accounting policies

Basis of consolidation
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

Use of estimates and assumptions
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of estimates include research and development tax credits associated with research and development expenditures, the determination of fair value of stock options granted for estimating stock-based compensation, the allocation of proceeds to share purchase warrants, as well as in determining the allowance for doubtful accounts, provisions for obsolete inventory, estimates related to the determination of useful lives and assessment of impairment of long-lived assets such as capital assets, the determination of valuation allowance of future tax assets and certain accrued liabilities. In determining these estimates, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. Actual results could differ from these estimates.

Cash and cash equivalents
The Company considers cash on hand, deposits in banks and bank term deposits with maturities of 90 days or less as cash and cash equivalents.

Inventory
Inventory consisting of finished goods is valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. In determining the net realizable value, the Company considers factors such as yield, turnover, expected future demand and past experience. Cost includes the cost to purchase the products. The total amount of inventories recognized as an expense (cost of sales) during the year was $1,450,000, (2009 – $1,332,000; 2008 – $1,080,000). There were no write-downs or reversal of write-downs of inventory recognized as an expense (cost of sales) during the year.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Capital assets
Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the following methods and annual rates:

Asset	Basis	Rate
Research, manufacturing and computer equipment	Declining balance	20% - 50%
Furniture and fixtures	Declining balance	20% - 30%
Leasehold improvements	Straight line over lease term	Lease term

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

Research and development costs
Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet the criteria for deferral, in which case, the costs are capitalized and amortized to operations over the estimated period of benefit. No costs have been deferred to date.

Investment tax credits
The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a capital nature, provided that the Company has reasonable assurance that the tax credits will be realized. Investment tax credit receivable at July 31, 2010 totals $838,000 (2009 - $nil), of which $379,000 (2009 – nil) is included in current accounts receivable and $459,000 is classified as other receivables (2009 – nil). The Company received $229,000 in investment tax credits in fiscal 2010 (2009 - $nil; 2008 - $nil).

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

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company’s balance sheets.

Impairment of long-lived assets
The Company’s long-lived assets include capital assets and intangible assets with finite lives. The Company uses the two-step process to determine whether there is impairment of long-lived assets held for use. The first step determines whether there is an impairment while the second measures the amount of the impairment. An impairment loss is identified when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company recorded an impairment charge during the year ended July 31, 2010 of $nil (2009 – $98,000; 2008 – $nil). The impairment charge in fiscal 2009 relates to intellectual property.

Basic and diluted loss per common share
Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as options and warrants. This method requires that diluted loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

Financial instruments
Financial assets and financial liabilities are initially recorded at fair value and their subsequent measurements are determined in accordance with their classification. The classification depends on the purpose for which the financial instruments were acquired or issued and their characteristics. Cash and cash equivalents are classified as held-for-trading assets and are accounted for at fair value. Investment is classified as available-for-sale and is accounted for at fair value. All changes in fair value are included in loss for the year in which they arise.

3. New accounting standards and pronouncements

Recently adopted

Goodwill and other intangible assets
In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaced Handbook Section 3062, Goodwill and Other Intangible Assets, and Handbook Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and was adopted effective August 1, 2009 for the Company. The adoption of this change did not have an impact on the Company's consolidated financial statements.

Financial instruments - disclosures
In June 2009, the CICA issued amendments to Handbook Section 3862, Financial Instruments - Disclosures, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments and was adopted effective August 1, 2009 for the Company. The adoption of this change did not have a significant impact on the Company's consolidated financial statements.

Financial instruments – recognition and measurement (amendment to Section 3855)
In August 2009, Section 3855, Financial instruments – Recognition and measurement was amended following changes made to Section 3855 in December 2008 which allow the reclassification of certain held-for-trading financial assets in certain circumstances. The amendments add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. The amendment applies to reclassification made on or after July 1, 2009. The application of this amendment did not have any impact on the Company’s consolidated financial statements. In an effort to converge with IFRS, Section 3855 was also amended to change the categories into which a debt instrument is required or permitted to be classified; to change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Section 3025, Impaired loans; and to require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances. The adoption of this change did not have a material impact on the Company’s consolidated financial statements.

Not yet adopted

International financial reporting standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. IFRS uses a conceptual framework similar to Canadian GAAP, though certain differences could have a significant impact on recognition, measurement and disclosures on the Company’s consolidated financial statements.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. At this date, publicly accountable entities will be required to prepare financial statements in accordance with IFRS on a retrospective basis. The Company's first annual IFRS financial statements will be for the fiscal year ending July 31, 2012 and will include the comparative period of fiscal 2011. The Company’s first interim quarterly filing under IFRS will be for the quarter ending October 31, 2011 and will include IFRS comparative figures for the quarter ending October 31, 2010 along with the opening balance sheet.

The Company prepared a transition plan from the current Canadian GAAP to IFRS which focused on three stages: a scoping and diagnostic assessment stage to identify key areas that may be impacted by the transition; an impact analysis, evaluation and design phase followed by an implementation/review phase.

In fiscal 2010, the Company performed an impact analysis with respect to IFRS 1 “First Time Adoption of International Financial Reporting Standards” and analyzed other currently known Canadian GAAP to IFRS differences. Eight draft component evaluations have been prepared for those areas most expected to impact the Company during its conversion to IFRS, which include: IFRS – First Time Adoptions of IFRS; revenue recognition; share-based payments; functional currency; income taxes, property and equipment (including research and development costs); impairment of assets and leases.

In fiscal 2011, the Company expects to finalize the elections under IFRS 1, disclose new policy choices, conclude on financial statement presentations and disclosures, quantify the impact of any changes to the consolidated financial statements and assess internal controls over financial reporting, disclosure controls and procedures in preparation for the 2012 conversion.

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

The Company plans to have the conversion to IFRS completed as per the required timeline.

Business combinations, non-controlling interests and consolidated statements:
In January 2009, the CICA issued Handbook Section 1582, Business Combinations ("Section 1582"), to replace Handbook Section 1581, Business Combinations ("Section 1581"), which aligns this section with International Financial Reporting Standard 3, Business Combinations; Handbook Section 1602, Non-controlling Interests ("Section 1602"), which is equivalent to the corresponding provisions of International Financial Reporting Standard 27, Consolidated and Separate Financial Statements; and Handbook Section 1601, Consolidated Financial Statements, which together with Section 1602 establishes standards for the preparation of consolidated financial statements, replacing Handbook Section 1600, Consolidated Financial Statements. These sections are effective for fiscal years beginning on or after January 1, 2011; however, earlier adoption is permitted if all sections are adopted together.

Multiple deliverable revenue arrangements
In December 2009, the Emerging Issues Committee (“EIC”) issued a new abstract “Multiple Deliverable Revenue Arrangements” (“EIC 175”), which amended EIC-142 “Revenue Arrangements with Multiple Deliverables” (“EIC-142”). This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Company’s fiscal period of adoption. The Company is currently assessing the future impact of these amendments on its consolidated financial statements and has not yet determined the timing and method of its adoption.

4. Other receivables

Other receivables represent research and development investments tax credits which are not classified as current accounts receivables. At July 31, 2010, cash refundable investment tax credits total $838,000 (2009 – nil) of which $379,000 (2009 – nil) is included in current accounts receivable and $459,000 is classified as other receivables (2009 – nil).

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

5. Investment

On July 14, 2010, the Company disposed of its entire investment in Orchid Cellmark Inc. for gross proceeds of $48,000. The fair value of the Company’s investment in Orchid Cellmark Inc. at July 31, 2009 was $56,000.

6. Capital Assets

		2010			2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Research equipment	$ 2,981	$ 2,246	$ 735	$ 2,908	$ 2,088	$ 820
Manufacturing equipment	894	153	741	438	21	417
Leasehold improvements	364	78	286	359	6	353
Computer equipment	795	622	173	737	567	170
Furniture and fixtures	168	116	52	153	104	49

	$ 5,202	$ 3,215	$ 1,987	$ 4,595	$ 2,786	$ 1,809

7. Shareholders equity

Preferred shares
Authorized 10,000,000 preferred shares.
As at July 31, 2010 the Company had nil preferred shares issued and outstanding.

Common shares and share purchase warrants
Authorized unlimited common shares without par value
As at July 31, 2010 the Company had 59,975,335 (2009 – 53,175,335) common shares issued and outstanding.

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

On September 8, 2009, the Company announced the completion of a private placement, issuing 6,625,000 units at $2.05 per unit, for gross proceeds of $13,581,250. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $2.87 until 5pm (Toronto time) on September 7, 2012. Of the gross proceeds amount, $3,577,500 was allocated to the share purchase warrants based on fair value and the residual amount of $10,003,750 was allocated to common stock. Share issue costs totalling $1,984,000 were proportionately allocated to the share purchase warrants ($523,000) and common stock ($1,461,000), respectively.

The following table provides information on share purchase warrants outstanding as at July 31:

	2010		2009
	Weighted average	Number of share	Weighted average	Number of share
	remaining contractual	purchase warrants	remaining contractual	purchase warrants
Exercise Price	life (in years)	outstanding	life (in years)	outstanding
$2.36	1.17	3,400,000	2.17	3,400,000
$2.87	2.11	6,625,000	–	–
Outstanding, end of year		10,025,000		3,400,000

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Stock options
The Company’s stock option plan reserves up to 10% of the Company’s outstanding common stock for granting to directors, officers and employees of the Company or any person or company engaged to provide ongoing management or consulting services. Based on the Company’s current issued and outstanding common shares as at July 31, 2010, options to purchase up to 5,997,533 common shares may be granted under the plan. As at July 31, 2010, options to purchase a total of 3,691,500 shares have been issued and are outstanding under the plan. Options are granted at the fair market value of the Company’s stock at the grant date, vest at the discretion of the Board, and may have terms of up to 10 years.

The following table provides information on options outstanding and exercisable as at July 31:

		2010			2009
			Number of			Number of
	Weighted average	Number of	vested and	Weighted average	Number of	vested and
Exercise	remaining contractual	options	exercisable	remaining contractual	options	exercisable
Price	life (in years)	outstanding	options	life (in years)	outstanding	options
$1.68	6.38	2,065,000	1,032,500	7.38	2,065,000	516,250
$2.74	4.37	968,000	251,375	0.91	840,000	841,500
$3.00	1.00	658,500	658,500	2.00	658,500	658,500
Outstanding, end of year		3,691,500	1,942,375		3,564,000	2,015,250

The following table summarized activity under the Company’s stock option plan for the fiscal year ended July 31, 2010:

		Weighted	Weighted	Weighted
		average	average	average remaining
		exercise	fair	contractual
	Number	price	value	life
Outstanding, beginning of year	3,564,000	$2.00	$1.37
Granted	968,000	2.74	1.60
Exercised	(175,000)	2.00	1.43
Forfeited/expired	(665,500)	2.00	1.43
Outstanding, end of year	3,691,500	$2.19	$1.42	4.90
Vested and exercisable, end of year	1,942,375	$2.26	$1.46	4.30

The following table summarized activity under the Company’s stock option plan for the fiscal year ended July 31, 2009:

		Weighted	Weighted	Weighted
		average	average	average remaining
		exercise	fair	contractual
	Number	price	value	life
Outstanding, beginning of year	2,030,500	$2.45	$1.59
Granted	2,070,000	1.68	1.22
Exercised	–	–	–
Forfeited/expired	(536,500)	2.46	1.60
Outstanding, end of year	3,564,000	$2.00	$1.37	4.86
Vested and exercisable, end of year	2,015,250	$2.24	$1.49	2.93

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Number		Risk free				Fair value
Year	of options	Volatility	interest	Dividend	Expected	Vesting	of options
Issued	issued	factor	rate	rate	life	period	granted
2010	968,000	70.26%	2.56%	0.00%	5 years	3 years	$1,548
2009	2,070,000	64.30%	2.44%	0.00%	8 years	3 years	$2,525
2008	–	–%	–%	–%	–	–	$–

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

For the year ended July 31, 2010, 767,625 stock options vested (2009 – 517,500; 2008 – 30,556) with a fair value of $1,029,000 (2009 – $631,500; 2008 – $44,000).

8. Commitments and contingencies

The Company’s commitments are summarized as follows:
						2016 and
	2011	2012	2013	2014	2015	beyond	Total
Royalty and in-licensing	$10	$10	$10	$10	$10	$100	$150
Clinical research organizations	754	–	–	–	–	–	754
Contract manufacturing organizations	241	–	–	–	–	–	241
Collaborative research organizations	609	104	–	–	–	–	713
Purchases of inventory	726	–	–	–	–	–	726
Operating leases	274	132	102	94	–	–	602
Consulting	246	2	1	–	–	–	249
	$2,860	$248	$113	$104	$10	$100	$3,435

Royalty and in-licensing commitments
Pursuant to a Royalty Agreement dated March 27, 1997 with University of Saskatchewan Technologies Inc. (“UST”), the Company is required to pay UST a royalty of 2% of the net sales revenue generated from certain products containing prostaglandin E1, and in the case of sub-licenses of such products, 15% of the non-royalty considerations (up-front payments) received from the sub-licensee.

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

Pursuant to an agreement dated July 10, 2000, the Company pays a sliding scale percentage based fee to RFB Associates (“RFB”) in the event a healthcare acquisition or product license is consummated between the Company and a company introduced by RFB. As a result of introducing the Company to Anika Therapuetics which resulted in the finalizing of an in-license arrangement for the rights to distribute Anika Therapeutic’s product in Canada, the company pays RFB a percentage based fee. The fee is 5% of the consideration paid to Anika by the Company, up to and including $1,000,000; plus 4% in excess of $1,000,000 and up to $2,000,000; plus 3% in excess of $2,000,000 and up to $3,000,000; plus 2% in excess of $3,000,000 and up to $4,000,000; plus 1% in excess of $4,000,000. The agreement is subject to a minimum royalty of $25,000 and can be terminated by either party on thirty days prior notice except for any fees associated to an arrangement which was previously consummated.

Pursuant to an agreement dated April 28, 2005 with the National Research Council of Canada (“NRC”), the Company is required to pay a royalty of 3% of net sales, with a minimum royalty of $10,000 per annum generated from the use of a certain antibody to target cancerous tissues of the lung. In addition to the royalty payments, the Company is also required to make certain milestone payments: $25,000 upon successful completion of phase I clinical trials; $50,000 upon successful completion of phase IIb clinical trials; $125,000 upon successful completion of phase III clinical trials; and $200,000 upon receipt of market approval by regulatory authority. L-DOS47 is subject to this agreement.

A Royalty Sharing Agreement dated September 24, 1998 with the Vaccine and Infectious Disease Organization (“VIDO”) applies to those patents and other intellectual properties, which the parties agree, may be made subject to the agreement from time to time. VIDO will have the right to exploit such property in the animal health care industry, and the Company will have the right to exploit such property in the human health care industry, with each party having the right to receive one-third of the license fees, royalties or other revenue generated from the area exploited by the other. In the case of direct product sales made by the Company or VIDO, the other party will be entitled to a royalty on the net sales revenue received by the selling party, at a royalty rate to be negotiated. As no intellectual property has been made subject to the agreement, the Company is currently in the process of terminating this agreement.

Pursuant to a 20-year license agreement, expiring in 2017 (subject to earlier termination or extension in certain circumstances), to commercialize its proprietary Molecular Sensing Technology, the Company is committed to make a 5% royalty payment upon the commercial launch of the first product or on the net sales revenue of the products that employ or utilize the technology under the terms of the agreement and is subject to minimum royalties of $50,000 in the first and second year; $100,000 in the third and fourth year and $200,000 in

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

the fifth and subsequent years. In a sub-license royalty arrangement, the Company is committed to make a payment of 35% on the total value of all consideration received and any non-cash components. This agreement was terminated October 7, 2009.

Pursuant to a 20-year license agreement, expiring in 2021 (subject to earlier termination or extension in certain circumstances), to commercialize its proprietary Heterodimer Protein Technology, the Company is committed to make a 5% royalty payment upon the commercial launch of the first product or on the net sales revenue of the products that employ or utilize the technology under the terms of the agreement. This agreement was terminated on October 5, 2010.

Pursuant to the Company’s research agreement with the National NRC for research and development pertaining to the Company’s Heterodimer technologies, the Company is committed to a 1% royalty on sales revenue from all licensed products and services to the NRC. This agreement was terminated on October 5, 2010.

As at July 31, 2010, the Company has $150,000 (2009 – $160,000) in financial obligations outstanding related to royalty and in-licensing commitments.

Clinical Research Organization (“CRO”) Commitments
The Company has five separate CRO supplier agreements, whereby the five CRO’s provide clinical research services related to the management of clinical trials/studies which are at various stages of development.

As at July 31, 2010, the Company accrued $396,000 (2009 – $102,000) for CRO services it had received and is committed to pay $754,000 for additional CRO services.

Contract Manufacturing Organization (“CMO”) commitments
The Company has two separate CMO supplier agreements related to the Company’s Topical Interferon Alpha-2b program. The one CMO agreement relates to the manufacturing of clinical trial kits while the second CMO agreement relates to the GMP scale-up manufacturing program.

The Company has three separate CMO supplier agreements related to the Company’s L-DOS47 program, all of which are inter-related in the scale-up of L-DOS47 in preparation for human clinical trials.

As at July 31, 2010, the Company accrued $158,000 (2009 – $90,000) for CMO services it had received and is committed to pay $241,000 in additional services not yet received.

Collaborative Research Organization Service Commitments
The Company has three collaborative research agreements relating to the Company’s L-DOS47 program. The nature of the services includes assay development, animal studies and imaging and ongoing future clinical sample analysis.

As at July 31, 2010, the Company accrued $30,000 (2009 – $36,000) for Collaborative Research Organizations services it had received and is committed to pay $713,000 for additional collaborative research services.

Purchase commitments
The Company has inventory purchase commitments of $726,000 with one supplier through to March 2011.

Operating lease commitments
The Company owes $602,000 under three facility lease agreements with lease terms up to June 2014 for office and research premises.

Consulting commitments
The Company has entered into various consulting service arrangements with commitments of $249,000 through to fiscal 2013.

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

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

9. Capital risk management
The Company’s main objectives when managing capital are to ensure sufficient liquidity to finance research and development activities, clinical trials, ongoing administrative costs, working capital and capital expenditures. The Company includes cash and cash equivalents and components of shareholders’ equity, in the definition of capital. The Company endeavours not to unnecessarily dilute shareholders when managing the liquidity of its capital structure.

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access capital markets, which depends substantially on the success of the Company’s ongoing research and development programs, as well as capital market conditions and availability.

Most recently, however, the Company has raised additional capital via private placements as discussed in notes 7 and 16.

Based on the Company’s currently planned expenditures and assuming no unanticipated expenses, the Company estimates that its cash reserves will be sufficient to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months.

The Company does not have any credit facilities and is therefore not subject to any externally imposed capital requirements or covenants.

10. Financial instruments and risk management

The Company has classified its financial instruments as follows:
		2010			2009
			Fair value			Fair value
	Fair Value		hierarchy	Fair Value		hierarchy
Financial Assets:
Held for trading:
Cash and cash equivalents	$13,125		Level 1	$14,494		Level 1

Available-for-sale:
Investment	–		Level 1	56		Level 1
	13,125			14,550
Financial Liabilities:	–			–
Net financial assets	$13,125			$14,550

Fair value hierarchy
Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 reflects valuation based on quoted prices observed in active markets for identical assets or liabilities.

Level 2 reflects valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 reflects valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The financial instruments in the Company’s financial statements, measured at fair value, are the cash and cash equivalents and investment.

Fair value
The fair values, as at July 31, 2010 and 2009, of cash and cash equivalents and investment equals their carrying value because of the near-term maturity of these instruments.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
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

Risk management (the identification and evaluation of financial risk) is carried out by the finance department, in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

Market risk
Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company’s income or the value of its financial instruments.

Currency risk
The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and US dollar. Foreign exchange risks arise from the foreign currency translation of the Company’s integrated foreign operation in Ireland. In addition, foreign exchange risks arise from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. The Company also receives a revenue stream from royalties denominated in Euro dollars from the licence of the Company’s Klean-PrepTM to Helsinn-Birex Pharmaceuticals Ltd (“Helsinn”), a subsidiary of Helsinn Healthcare SA, a Swiss company.

The Company has recently maintained minimal cash balances denominated in both Euro and US dollars due to Canadian dollar stability and strength against foreign currencies.

Balances in foreign currencies at July 31, 2010 and 2009 are as follows:
				2010						2009
				US		Pound				US		Pound
		Euros		Dollars		Sterling		Euros		Dollars		Sterling
Cash and cash equivalents		$352		$281		$–		$1,777		$207		$–
Accounts receivable		303		–		–		331		–		–
Investment		–		–		–		–		52		–
Accounts payable and accruals		(292)		(513)		(16)		(181)		(488)		(40)
Net foreign currencies		363		(232)		(16)		1,927		(229)		(40)
Closing exchange rate		1.3401		1.0283		1.6135		1.5406		1.0775		1.8033
Impact of 1% change in exchange rate	$	+/- 5	$	+/- 2	$	+/- 1	$	+/- 30	$	+/- 3	$	+/- 1

Any fluctuation in the exchange rates of the foreign currencies listed above could have an impact on the Company’s results from operations; however, they would not impair or enhance the ability of the Company to pay its foreign-denominated expenses.

The following summary illustrates the fluctuations in the exchange rates during fiscal 2010 and 2009 per $1CDN:
		2010			2009
		US	Pound		US	Pound
	Euros	Dollars	Sterling	Euros	Dollars	Sterling
High	1.5799	1.0889	1.7969	1.6635	1.2633	1.9940
Average	1.4490	1.0494	1.6511	1.5907	1.1754	1.8497
Low	1.2685	1.0051	1.5254	1.5170	1.0547	1.7727

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in interest rates, which are affected by market conditions. The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents. The Company does not have any credit facilities and is therefore not subject to any debt related interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct its operations on a day-to-day basis. Any investment of excess funds is limited to risk-free financial instruments. Fluctuations in the market rates of interest do not have a significant impact on the Company’s results of operations due to the relatively short term maturity of any investments held by the Company at any given point in time and the low global interest rate environment. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Credit risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company does not have a large customer base, which facilitates the ongoing monitoring of credit risk and credit standing of counterparties on a regular basis based on the Company’s established policies. The company evaluates accounts receivable balances based on the age of the receivable, credit history of the customers and past collection experience.

The table below breaks down the various categories that make up the Company’s accounts receivable balances as at July 31:
	2010	2009
Accounts receivable
Aged trade accounts receivable
0 to 30 days	$269	$216
31 to 60 days	123	70
61 to 90 days	52	4
Over 90 days	–	5
Trade accounts receivable	$444	$295
Royalty	42	63
Government related – HST and VAT	499	702
Research and development investment tax credits	379	–
Other	7	–
	$1,371	$1,060
Allowance for doubtful accounts – trade account	(6)	(7)
	$1,365	$1,053

The top five customers included in trade accounts receivable represent approximately 61% of the Company’s total trade accounts receivable as at July 31, 2010 and 85% at July 31, 2009.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.

The Company manages its liquidity by forecasting cash flow from operations and anticipated investing and financing activities.

To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, management considers securing additional funds primarily through equity arrangements. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at July 31:
		2010			2009
	Carrying	Less than	Greater than	Carrying	Less than	Greater than
	amount	one year	one year	amount	one year	one year
Accounts payable and accruals	$2,256	$2,256	$–	$2,133	$2,121	$12

This table only covers liabilities and obligations relative to financial instruments and does not anticipate any income associated with assets.

Since inception, the Company has financed its operations from public and private sales of equity proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. While the Company believes it has sufficient capital and liquidity to finance current operations through at least the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

11. Income taxes

The Company recognizes future tax assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. The net future tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these future tax assets.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The tax effects of temporary differences for the Company that gives rise to significant portions of the future tax assets and future tax liabilities are presented in the following table:
	2010	2009
Future tax assets:
Scientific Research & Experimental Development expenditure pool	$7,596	$9,420
Non-capital losses and other credits carried forward	7,351	4,382
Capital losses carried forward	153	21
Excess of tax basis over book basis of Orchid investment	–	153
Excess of tax basis over book basis of capital assets	517	821
Deductible share issue costs	926	909
Other	4	6
	16,547	15,655
Future tax liabilities:	–	–
Valuation allowance	(16,547)	(15,655)
Net future tax asset	$–	$–

Current income tax expense and non-capital tax carry-forwards
The Company’s current income tax expense in fiscal 2010 of $46,000 (2009 – $18,000; 2008 – $153,000) is mainly attributable to the operations in Ireland. The Irish subsidiaries do not have any non-capital loss carry-forwards.

As at July 31, 2010, the Company has Canadian tax losses that can be carried forward of approximately $28,069,000 (2009 – $14,916,000; 2008 – $13,584,000) and are available until 2030 as follows:

2013	$3,272
2014	1,940
2025	862
2026	2,113
2027	2,904
2028	2,138
2029	9,188
2030	5,652
$28,069

Scientific Research & Experimental Development expenditures (“SR&ED”)
Under the Income Tax Act (Canada), certain expenditures are classified as SR&ED expenditures and are grouped into a pool for tax purposes.. This expenditure pool can be carried forward indefinitely and deducted in full in any subsequent year. The SR&ED expenditure pool at July 31, 2010 is approximately $30,031,000 (2009 – $32,484,000; 2008 – $22,619,000).

Investment tax credits
The Company has also earned investment tax credits in Canada, on eligible SR&ED expenditures at July 31, 2010 of approximately $6,988,000 (2009 – $6,583,000; 2008 – $4,358,000), which can offset Canadian income taxes otherwise payable in future years up to 2030.

The Company accrues and records cash refundable investment tax credit amounts directly as a cost reduction to research and development expenses where there is a reasonable assurance that the cash refund will be realized. During the year, the Company received cash refundable investment tax credits related to prior years in the amount of $229,000. At July 31, 2010, cash refundable investment tax credits total $838,000 (2009 – nil) of which $379,000 (2009 – nil) is included in current accounts receivable and $459,000 is classified as other receivables (2009 – nil). The research and development investment tax credits recorded are based on management’s estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. Federal investment tax credits are non-refundable to the Company. Refundable investment tax credits reflect eligible SR&ED expenditures incurred in various provinces.

12. Segmented information

Management has determined that the Company has one operating segment, which is biopharmaceuticals.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table summarizes the various revenues by geographic region for the fiscal years ended July 31:
	2010	2009	2008
Canada:
Product revenue	$3,606	$3,057	$2,780
License fee and royalty revenue	–	–	–
	$3,606	$3,057	$2,780
United States:
Product revenue	319	187	172
License fee and royalty revenue	–	89	101
	$319	$276	$273
Europe:
Product revenue	–	–	–
License fee and royalty revenue	509	508	538
	$509	$508	$538
	$4,434	$3,841	$3,591

The following table summarizes the percentages by the top customers by revenue category for the fiscal years ended July 31:
	2010	2009	2008
Product revenue - top five customers	58%	65%	67%
License fee and royalty - represented by Helsinn	100%	85%	84%

The top five customers included in trade accounts receivable represent approximately 61% of the Company’s total trade accounts receivable as at July 31, 2010 and 85% at July 31, 2009.

The following table summarizes the Company’s assets by geographic region as at July 31, 2010:
	Cash and	Accounts		Prepaid and	Other	Capital
	Equivalents	Receivable	Inventory	other assets	Receivables	Assets	Investment
Canada	$12,365	$959	$780	$246	$459	$1,246	$–
USA	289	–	–	15	–	741	–
Europe	471	406	–	137	–	–	–
	$13,125	$1,365	$780	$398	$459	$1,987	$–

The following table summarizes the Company’s assets by geographic region as at July 31, 2009:
	Cash and	Accounts		Prepaid and	Other	Capital
	Equivalents	Receivable	Inventory	other assets	Receivables	Assets	Investment
Canada	$11,767	$545	$858	$843	$–	$1,391	$–
USA	–	–	–	18	–	418	56
Europe	2,727	508	–	188	–	–	–
	$14,494	$1,053	$858	$1,049	$–	$1,809	$56

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

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

The following table outlines research and development costs expensed and investment tax credits for the Company’s significant research and development projects for the fiscal years ended July 31:
	2010	2009	2008
DOS47	$6,049	$4,389	$2,876
Topical Interferon Alpha-2b	5,733	5,933	2,188
Research and development investment tax credits	(1,067)	–	–
	$10,715	$10,322	$5,064

14. Related party transactions

Cawkell Brodie Glaister LLP, is legal counsel to the Company. A director of the Company is a partner of Cawkell Brodie Glaister LLP.

Cangene bioPharma Inc. (“CBI”) is a wholly owned subsidiary of Cangene Corporation and is controlled by the Apotex Group which includes Apotex Inc. A director of the Company is also a director of Cangene Corporation and President and COO of Apotex Inc. In the first quarter of fiscal 2009, the Company signed a manufacturing service agreement, to fill-finish L-DOS47, with Chesapeake Biological Laboratories (“CBL”). Effective December 3, 2009 CBL changed its name to Cangene bioPharma Inc.

The Company had the following related party transactions for the fiscal years ended July 31:
	2010	2009	2008
Legal fees to Cawkell Brodie Glaister LLP	$334	$287	$267
Contracted fill-finish services with Cangene bioPharma Inc.	$167	$156	$–

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15. Loss per common share

The share purchase warrants and stock options outstanding for each of the periods reported were not included in the computation of diluted loss per share because the effect would be anti-dilutive.

16. Subsequent events

On August 6, 2010, the Company announced the completion of a private placement, issuing 4,530,000 units at $2.43 per unit, for gross proceeds of $11,007,900. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $3.40 until 5pm (Toronto time) on August 5, 2013. The issuance of common shares and share purchase warrants will be accounted for as a capital transaction in the Company’s first quarter of fiscal 2011.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

On August 17, 2010 the board of directors granted 1,043,000 stock options to employees and third party consultants. The stock options have an exercise price of $2.43, expire on August 17, 2015 and vest 25% immediately on the grant date with the remainder vesting at a rate of 25% at each anniversary date.

On September 15, 2010, the Company’s shares began trading on the NYSE Amex, under the symbol “HBP”.

On October 5, 2010 the agreement with NRC was terminated as disclosed in note 8.

17. Differences between Canadian and the US GAAP:

The consolidated financial statements as at July 31, 2010 and 2009 and for each of the years in the three-year period ended July 31, 2010 have been prepared in accordance with Canadian GAAP, which varies in certain respects from US GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements that are discussed below. The principal methods applied in the preparation of the accompanying financial statements which have resulted in the amounts which differ from those that would have otherwise been determined under US GAAP are described below.

Consolidated balance sheets
The following table reconciles the Company’s consolidated balance sheets under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP:
	2010		2009
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
Assets:
Current	$15,668	$15,668	$17,454	$17,454
Other receivables	459	459	–	–
Investment	–	–	56	56
Capital assets	1,987	1,987	1,809	1,809
	18,114	18,114	19,319	19,319
Liabilities:
Current	2,281	2,281	2,158	2,158
Non-current	72	72	98	98
	2,353	2,353	2,256	2,256
Shareholders’ Equity	15,761	15,761	17,063	17,063
Liabilities and Shareholders’ Equity	$18,114	$18,114	$19,319	$19,319

Other than shareholders’ equity there are no reconciling differences in balance sheet components between Canadian GAAP and US GAAP.
For reconciling difference to shareholder’s equity between Canadian and US GAAP, see the consolidated statement of shareholders equity section below.

Consolidated statement of operations and comprehensive loss
The following table reconciles the loss for the year as reported in the Company’s consolidated statements of operations and comprehensive loss under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP:
	2010	2009	2008
Net loss for the year per Canadian GAAP	$(14,469)	$(14,102)	$(6,964)
Research and development expense	1,067	–	–
Income tax expense	(1,067)	–	–
Net loss for the year per US GAAP	$(14,469)	$(14,102)	$(6,964)
Other comprehensive income (loss) under Canadian and US GAAP:
Fair value adjustment of available-for-sale investments	(8)	(39)	(54)
Total comprehensive loss per Canadian and US GAAP	$(14,477)	$(14,141)	$(7,018)
Basic and diluted loss per common share under Canadian and US GAAP	$(0.24)	$(0.27)	$(0.16)
Weighted average number of common shares under Canadian and US GAAP	59,123,321	52,001,636	42,469,362

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Research and development expense
Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under US GAAP, investment tax credits and other research and development credits would be reclassified as a reduction of income tax expense. In fiscal 2010 the Company received research and development tax credits of $229,000 (2009 – nil; 2008 – nil). In addition, the Company recorded an investment tax credit receivable in fiscal 2010 of $838,000 (2009 – nil; 2008 – nil), which reduced research and development expense under Canadian GAAP. For fiscal 2010 under US GAAP, research and development expense would be higher by $1,067,000 while income tax expense would be reduced by $1,067,000 with no resulting impact to loss for the year and loss per share per common share.

Basic and diluted loss per common share
The number of weighted average common shares outstanding in the calculation of both basic and diluted loss per share was the same under Canadian and US GAAP for each of the fiscal years 2010, 2009 and 2008.

Total comprehensive loss
Total comprehensive loss was the same under Canadian and US GAAP for each of the fiscal years 2010, 2009 and 2008.

Consolidated statement of shareholders’ equity
The following table reconciles the Company’s consolidated statement of shareholders’ equity under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP for the fiscal year ended 2010:
		Reconciling items between
		Canadian and US GAAP
	Canadian	Stock based	Relative versus	US
	GAAP	Compensation	residual value	GAAP
Common shares	$90,718	$(230)	$1,353	$91,841
Share purchase warrants	3,102	–	(919)	2,183
Stock options	3,476	–	–	3,476
Contributed surplus	5,728	(1,240)	(434)	4,054
Deficit, end of period	(87,263)	1,470	–	(85,793)
	$15,761	$–	$–	$15,761

The following table reconciles the Company’s consolidated statement of shareholders’ equity under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP for the fiscal year ended 2009:
		Reconciling items between
		Canadian and US GAAP
	Canadian	Stock based	Relative versus	US
	GAAP	compensation	residual value	GAAP
Common shares	$81,576	$(9)	$414	$81,981
Share purchase warrants	47	–	20	67
Stock options	3,387	(1,032)	–	2,355
Contributed surplus	4,792	(429)	(434)	3,929
Deficit, end of period	(72,794)	1,470	–	(71,324)
Accumulated other comprehensive income	55	–	–	55
	$17,063	$–	$–	$17,063

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table reconciles the Company’s consolidated statement of shareholders’ equity under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP for the fiscal year ended 2008:
		Reconciling items between
		Canadian and US GAAP
	Canadian	Stock based	Relative versus	US
	GAAP	compensation	residual value	GAAP
Common shares	$71,964	$(9)	$434	$72,389
Share purchase warrants	–	–	–	–
Stock options	3,231	(1,461)	–	1,770
Contributed surplus	3,925	–	(434)	3,491
Deficit, end of period	(58,692)	1,470	–	(57,222)
Accumulated other comprehensive income	94	–	–	94
	$20,522	$–	$–	$20,522

Stock-based compensation to employees
Under Canadian GAAP, the Company accounts for stock-based compensation granted to employees, officers and directors on or after August 1, 2003 at fair value which is measured using the Black-Scholes option pricing model. Compensation cost is recognized over the service period. Prior to August 1, 2003, the Company accounted for stock-based awards to employees, officers and directors using the settlement method.

Under US GAAP, the Company accounted for stock-based compensation, including options and warrants granted to employees prior to August 1, 2005, using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). Effective August 1, 2005, the Company adopted SFAS No. 123R using the modified prospective transition approach whereby the fair value of awards granted or modified on or after August 1, 2005 are measured at fair value. There exists a difference between Canadian and US GAAP for the intrinsic and variable plan measurement for employee based options granted to employees prior to August 1, 2005 under US GAAP and for the fair value measurement of such awards under Canadian GAAP. The Company’s estimate of forfeitures at the time of granting was nil under US GAAP.

Stock-based compensation to non-employees
Under Canadian GAAP, the Company accounts for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value. The fair value of any awards to non-employees granted prior to August 1, 2003 did not require recording or presentation under Canadian GAAP.

Under US GAAP, the Company accounted for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation. Effective August 1, 2005, the Company adopted FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-based Payments ("SFAS No. 123R"). The Company had not issued any options to non-employees as at August 1, 2003 and as a result, the adoption of this standard did not have any impact on the Company’s consolidated financial statements.

The following table represents the allocation of stock-based compensation expense.
	2010	2009	2008
Research and Development	$515	$402	$–
Operating, general and administration	664	497	44
Sales and marketing	96	124	–
	$1,275	$1,023	$44

Relative fair value versus residual value in allocation of valuation between common shares and warrants
Under Canadian GAAP the gross proceeds on the issuance of common shares and warrants is allocated based on the residual method. Under US GAAP the allocation is based on relative fair value.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table depicts the consolidated statement of changes in shareholders’ equity in accordance with US GAAP:
			Share purchase				Accumulated
	Common shares		warrants					other
							comprehensive		Total
						Contributed		income	shareholders
	Amount	Number	Amount	Number	Options	surplus	Deficit	(loss)	equity
Balances, July 31, 2007:	$57,775	36,335,335	$1,083	9,145,609	$2,174	$1,960	$(50,258)	$ 148	$ 12,882
Net loss for the year	–	–	–	–	–	–	(6,964)	–	(6,964)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(54)	(54)
Common stock, issued	14,614	10,040,000	–	–	–	–	–	–	14,614
Warrants, issued	–	–	–	–	–	–	–	–	–
Warrants expired, unexercised	–	–	(1,083)	(9,145,609)		1,083	–	–	–
Stock-based compensation	–	–	–	–	44	–	–	–	44
Options, exercised	–	–	–	–	–	–	–	–	–
Options expired, unexercised	–	–	–	–	(448)	448	–	–	–
Balances, July 31, 2008	$72,389	46,375,335	$–	–	$1,770	$3,491	$(57,222)	$ 94	$ 20,522
Net loss for the year	–	–	–	–	–	–	(14,102)	–	(14,102)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(39)	(39)
Common stock, issued	9,592	6,800,000	–	–	–	–	–	–	9,592
Warrants, issued	–	–	67	3,400,000	–	–	–	–	67
Warrants expired, unexercised	–	–	–	–	–		–	–	–
Stock-based compensation	–	–	–	–	1,023	–	–	–	1,023
Options, exercised	–	–	–	–	–	–	–	–	–
Options expired, unexercised	–	–	–	–	(438)	438	–	–	–
Balances, July 31, 2009	$81,981	53,175,335	$67	3,400,000	$2,355	$3,929	$(71,324)	$ 55	$ 17,063
Net loss for the year	–	–	–	–	–	–	(14,469)	–	(14,469)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(8)	(8)
Realized gain on sale of investment	–	–	–	–	–	–	–	(47)	(47)
Common stock, issued	9,481	6,625,000	–	–	–	–	–	–	9,481
Warrants, issued	–	–	2,116	6,625,000	–	–	–	–	2,116
Warrants expired, unexercised	–	–	–	–	–		–	–	–
Stock-based compensation	–	–	–	–	1,275	–	–	–	1,275
Options, exercised	379	175,000	–	–	(29)	–	–	–	350
Options expired, unexercised	–	–	–	–	(125)	125	–	–	–
Balances, July 31, 2010	$91,841	59,975,335	$2,183	10,025,000	$3,476	$4,054	$(85,793)	$ –	$ 15,761

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Consolidated statements of cash flows The following table presents the Company’s consolidated statement of cash flows under both Canadian and US GAAP:
	2010		2009		2008
	Canadian	US	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Operating activities	$(12,193)	$(12,193)	$(13,157)	$(13,157)	$(6,997)	$(6,997)
Financing activities	11,947	11,947	9,659	9,659	14,614	14,614
Investing activities	(559)	(559)	(932)	(932)	(266)	(266)
Impact of foreign exchange on cash balances	(564)	(564)	(133)	(133)	327	327
Net increase (decrease) in cash and cash equivalents	(1,369)	(1,369)	(4,563)	(4,563)	7,678	7,678
Cash and cash equivalents, beginning of year	14,494	14,494	19,057	19,057	11,379	11,379
Cash and cash equivalents, end of year	$13,125	$13,125	$14,494	$14,494	$19,057	$19,057

There are no differences between Canadian and US GAAP as it relates to the Company’s consolidated statement of cash flows for the fiscal years 2010, 2009 and 2008.

Income taxes
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB

Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for the first interim or annual reporting period beginning after December 15, 2006, specifically August 1, 2007 for the Company. The adoption of FIN 48 did not result in a change to the Company's opening deficit as at August 1, 2007.

The Company estimated approximately $1,280,000 (2009 - $600,000) of total gross unrecognized benefits as of July 31, 2010, which if recognized would favourably affect the income tax rate. The Company recognizes accrued interest and penalties related to unrecognized tax benefit in tax expense. The Company does not have any interest and penalties accrued as of July 31, 2010 as the tax benefit relates entirely to refundable tax credits. Generally, all tax years are open for examination by the major taxing jurisdictions to which the Company is currently subject, which include Canadian federal and provincial jurisdictions as well as foreign (Ireland) jurisdictions.

New accounting standards and pronouncements recently adopted

Accounting Standards Codification™ ("Codification") and the Hierarchy of Generally Accepted Accounting Principles
On August 1, 2009, the Company adopted the Financial Accounting Standards Board ("FASB") ASC and The Hierarchy of Generally Accepted Accounting Principles, which became effective November 13, 2008. ASC is the source of authoritative US GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. On November 13, 2008, ASC superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in ASC will become non-authoritative.

Collaborative Arrangements
On August 1, 2009 the Company adopted ASC Topic 808 which provides guidance on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaboration agreement should be presented in the income statement and certain related disclosure requirements. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

Determining Whether an Instrument (or an Embedded Feature) is indexed to an Entity’s Own Stock
On August 1, 2009 the Company adopted ASC Topic 815, which establishes a two step process for evaluating whether equity-linked financial instruments and embedded features are indexed to a company’s own stock for the purposes of determining whether the scope exception in ASC 320 can be applied. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Business Combinations and Non-controlling Interests in Consolidated Financial Statements
On August 1, 2009, the Company adopted Accounting Standards Codification ("ASC") 805, Business Combinations ("ASC 805"), and ASC 810, Non-controlling Interests ("ASC 810") in Consolidated Financial Statements. The objective of ASC 805 is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. ASC 810 requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside permanent equity. This standard applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

Subsequent Events
In May 2009, the FASB issued ASC 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. It sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 was effective for financial statements issued for interim and annual periods ending after June 15, 2009 and did not have any impact on the Company’s financial statements. Management has evaluated subsequent events through the date the financial statements were issued.

Derivative Instruments and Hedging Activities
On August 1, 2009, the Company adopted Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Mainly, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The adoption of this change did not have an impact on the Company's consolidated financial statements.

Improving Disclosures about Fair Value Measurements
In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which is included in the ASC in Topic 820 (Fair Value Measurements and Disclosures). ASU 2010-06 requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 fair value measurements. ASU 2010- 06 also requires disclosure of activities, including purchases, sales, issuances, and settlements within the Level 3 fair value measurements and clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009. The adoption of this standard did not have an impact on the Company's consolidated financial statements.

New accounting standards and pronouncements not yet adopted

Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements
In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. This update addressed the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than a combined unit and will be separated in more circumstances that under existing US GAAP. This amendment has eliminated that residual method of allocation. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently assessing the impact of adopting this standard.