Form 20-F
period 2011-07-31
Helix BioPharma Corp
filed 2011-11-01
CIK 1305591

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________

FORM 20-F
_____________________________

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2011

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

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of July 31, 2011 was: 67,164,934 common shares, without par value.

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

Yes [ X ]1 No [   ]

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

HELIX BIOPHARMA CORP.

FORM 20-F ANNUAL REPORT
TABLE OF CONTENTS

INTRODUCTION

Helix BioPharma Corp. is organized under the Canada Business Corporations Act. In this annual report on Form 20-F (this “Annual Report”), the “Company”, “Helix”, “Helix BioPharma”, “we”, “our” and “us” refer to Helix BioPharma Corp. and its subsidiaries (unless the context otherwise requires). We refer you to the documents listed as exhibits hereto for more complete information than may be contained in this Annual Report. Our principal corporate offices are located at 305 Industrial Parkway South, #3, Aurora, Ontario, Canada L4G 6X7. Our telephone number is (905) 841-2300.

Business of Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company mainly focused in the field of cancer therapy. The Company is actively developing innovative products for the treatment and prevention of cancer based on its proprietary technologies. Helix’s product development initiatives are focused primarily on its L-DOS47 and Topical Interferon Alpha-2b new drug candidates. The Company generates revenues principally from product sales. Helix’s research and development initiatives are being financed primarily from the issuance of its common shares.

Financial and Other Information

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (“US$”).

Forward-Looking Statements

This Annual Report on Form 20-F contains forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of U.S. and Canadian securities laws. Forward-looking statements are statements and information that are not historical facts but instead include financial projections and estimates; statements regarding plans, goals, objectives, intentions and expectations with respect to the Company’s future business, operations, research and development, including the focus of the Company on its two drug candidates, L-DOS47 and Topical Interferon Alpha-2b; and other information in future periods. Forward-looking statements include, without limitation, statements concerning the Company’s planned development programs for Topical Interferon Alpha-2b (low-grade cervical lesion indication) and L-DOS47, including extensions of the drug candidates for other indications; its planned future U.S. Phase I and Polish Phase I/II clinical trials for L-DOS47 and its plan to at least initiate these trials; its planned future U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions), including seeking strategic partner support for such trials; its clinical trial application (“CTA”) filing for its European Phase III clinical trial; indications and therapeutic and market opportunities for the two drug candidates, including but not limited to the estimated size of the market, and the anticipated superiority of the drug candidates; the nature, design and timing of future clinical trials, and commercialization plans; the scale-up of the manufacturing programs for the drug candidates; future expenditures; cash needs for the next 12 months and sufficiency of cash reserves and expected cash flow; future financing requirements; commercialization plans; development of necessary strategic alliances; continued supply of interferon alpha-2b, the key ingredient in Topical Interferon Alpha-2b, to continue the development program; and anticipated future revenue and operating losses. Forward-looking statements can be identified by the use of forward-looking terminology such as “expects”, “plans”, “designed to”, “potential”, “is developing”, “believe”, “intends”, “continues”, “opportunities”, “anticipated”, “2011”, “2012”, “next”, “ongoing”, “pursue”, “proceed”, “to seek”, “objective”, “estimate”, “future”, “considering”, “projects”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results, or that events or conditions “will”, “may”, “could”, “would”, or “should” occur or be achieved, or comparable terminology referring to future events or results.

Forward-looking statements are statements about the future and are inherently uncertain, and are necessarily based upon a number of estimates and assumptions that are also uncertain. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Forward-looking statements, including financial outlooks, are intended to provide information about management’s current plans and expectations regarding future operations, including, without limitation, future financing requirements, and may not be appropriate for other purposes. Certain material factors, estimates or assumptions are applied in making forward-looking statements, including, but not limited to, the safety and efficacy of L-DOS47 and Topical Interferon Alpha-2b (low-grade cervical lesions); GMP manufacturing and other activities leading up to our planned IND and CTA filings and clinical trials, including, but not limited to, patient recruitment and drop-out rates, no early termination or suspension of the trials, whether due to serious adverse events, withdrawal of regulatory approval or otherwise; the continued and timely provision of services and supplies by third parties; receipt of necessary additional funding, strategic partner support, future revenue and costs, and regulatory approvals.

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

  the risk that the Company may have to suspend or terminate one or more of its clinical trials for lack of funding, as the Company intends to initiate its planned clinical trials even though it does not have sufficient funds to complete them and will need to raise additional funding, which is not assured;

  the possibility of dilution of current shareholders from future equity financings;

  the possibility of a change of control of the Company, which could impact the Company’s plans and result in existing key personnel leaving the Company;

  the impact of the global economic downturn and credit crisis which has negatively affected the availability and terms of debt and equity financings and may have a negative effect on our ability to raise further financing, sales operations and research and development initiatives;

  uncertainty as to whether or when the planned CTA for a European Phase III trial for Topical Interferon Alpha-2b will be filed with the regulatory authority, the planned Topical Interferon Alpha-2b U.S. Phase II/III and European Phase III clinical trials will be approved, or such trials or the L-DOS47 clinical trials referred to in this Annual Report will be undertaken, will have sufficient patient recruitment, or be completed as planned or at all or will achieve expected results;

  the risk that the Company’s expected timing of meeting certain objectives, including, without limitation, the filing of a CTA for a European Phase III trial for Topical Interferon Alpha-2b, the commencement, duration and completion of clinical trials and receipt of anticipated regulatory approvals, may not be met in the time expected or at all;

  uncertainty as to whether Topical Interferon Alpha-2b or L-DOS47 will be successfully developed and marketed as a drug or at all, and the focus and resources the Company is placing on these two drug candidates;

  intellectual property risks, including the possibility that patent applications may not result in issued patents, that issued patents may be circumvented or challenged and ultimately struck down, that any upcoming expiry of an issued patent, including, without limitation, the expiry in 2013 of three patents issued in respect of Topical Interferon Alpha-2b, may negatively impact the further development or commercialization of the underlying technology, and that the Company may not be able to protect its trade secrets or other confidential proprietary information;

  risks associated with potential claims of infringement of third party intellectual property and other proprietary rights;

  research and development risks, including without limitation, the fact that L-DOS47 and Topical Interferon Alpha-2b are complex compounds and the Company faces difficult challenges in connection with the manufacture of clinical batches of L-DOS47 or Topical Interferon Alpha-2b, and the risk of obtaining negative findings or factors that may become apparent during the course of research or development, any of which may result in the delay or discontinuation of the research or development projects;

  partnership/strategic alliance risks, including without limitation, the need for strategic partner support prior to initiating our planned clinical trials for Topical Interferon Alpha-2b, which is not assured, and the need to secure new strategic relationships, which is not assured, to commercialize L-DOS47 and any other drug candidates which may arise out of DOS47;

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

  the dependence of the Company’s distribution business on a few customers and a few suppliers, the loss of any of which would negatively impact the Company’s distribution operations;

  uncertainty as to the size and existence of a market opportunity for, and market acceptance of, the Company’s products;

  uncertainty as to the availability of raw materials that the Company utilizes to manufacture its products, and in particular, GMP grade materials, on acceptable terms or at all, including without limitation, the risk that the Company’s supplier of interferon alpha-2b may not continue to provide the Company with interferon alpha-2b or exercise its commercialization option, and that the Company may not be able to timely obtain alternative suppliers upon commercially viable terms or at all, which could have a material adverse effect on the further development and commercialization of Topical Interferon Alpha-2b;

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

  risks associated with the fact that the FDA and any other regulatory agency that Helix has consulted are not bound by their scientific advice, nor are any approvals given by one regulatory body binding on another;

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

Data relevant to estimated market sizes and penetration for Helix’s lead products under development are presented in this Annual Report. These data have been obtained from a variety of published resources, including published scientific literature, websites and information generally available through publicized means. Helix attempts to source reference data from multiple sources whenever possible for confirmatory purposes. Although Helix believes the foregoing data is reliable, Helix has not independently verified the accuracy and completeness of this data.

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

Biphasix™ technology: Helix's proprietary platform technology designed for dermal, mucosal, transdermal and transmucosal delivery of molecules.

Board: The Board of Directors of the Company.

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

CPL Canada: Contract Pharmaceuticals Limited Canada.

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

DOS47: A new drug candidate under development at Helix that is intended to apply a novel approach to the destruction of cancer cells.

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

Exchange Act: The U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated there under.

FASB: Financial Accounting Standards Board.

FDA: United States Food and Drug Administration. The regulatory agency that oversees the development, manufacture, sale and use of diagnostic and therapeutic medical products in the United States.

GAAP: Generally accepted accounting principles.

Gastro-Intestinal Lavage: The irrigation or washing out of the stomach and intestinal tract.

Glaxo: GlaxoSmithKline Inc.

GLP: Good Laboratory Practice.

GMP: Good Manufacturing Practice.

Health Canada: The department of the federal government of Canada that is responsible for all health related matters in Canada on a national level.

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

IFRS: International Financial Reporting Standards.

Immunoconjugate: A molecular complex consisting of one or more antibodies linked to a second compound.

Imunovir®: An immunomodulator of the potentiator type which has demonstrated an enhancing effect on the function and number of various cells of the immune system, particularly T lymphocytes. Imunovir® is a US and Canadian registered trademark of Newport Pharmaceuticals Limited.

IND: Investigational New Drug.

Intraepithelial: Occurring in or among cells of the epithelium including the cells of the epithelial layer of the skin.

KBI: KBI Biopharma Inc.

Klean-Prep®: A product used for bowel lavage/evacuation, primarily as a pre-treatment for colon examination in colorectal cancer screening. Klean-Prep® is a US and Canadian registered trade-mark owned by Helix BioPharma Corp.

L-DOS47: The Company’s lung cancer targeting, antibody-conjugated DOS47. Lead candidate of the DOS47-based cancer therapeutic which is currently in the pre-Phase I clinical trial stage.

Lipid: Fats or fat-like substances characterized by being water-insoluble.

Low-grade cervical lesions: For the purposes of this Annual Report, this term refers to cervical abnormalities combining an LSIL finding on Pap smear and a CIN1 or CIN2 diagnosis on colposcopy.

LSIL: Low-grade Squamous Intraepithelial Lesions.

Merck: Merck and Co., Inc.

Monovisc®: A product that reduces joint inflammation and improves joint mobility providing relief from osteoarthritis of the knee. Monovisc® is a Canadian registered trademark of Anika Therapeutics.

MPA: Medical Products Agency, Sweden’s drug regulatory authority.

NDA: New Drug Application.

Neoplasia: A pathological process that results in the abnormal and often uncontrolled growth and proliferation of cells, and is usually associated with cancer.

Normacol®: A bulk forming laxative. Normacol® is a Canadian registered trademark of Norgine Limited.

NRC: National Research Council of Canada.

NSCLC: Non-small cell lung cancer.

NYSE Amex: The NYSE Amex LLC.

Orthovisc®: A product that reduces joint inflammation and improves joint mobility providing relief from osteoarthritis of the knee. Orthovisc® is a US and Canadian registered trademark of Anika Research, Inc. and Anika Therapeutics, respectively.

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

Phase II clinical trials: Clinical trials used to assess the effectiveness and most effective dosage of a new drug under the regulations of the applicable jurisdiction.

Phase III clinical trials: Late stage clinical trials used to assess a drug for efficacy and safety at several independent sites in a large number of patients under the regulations of the applicable jurisdiction.

RECIST: Response Evaluation Criteria In Solid Tumors. A set of published rules that define when cancer patients improve, stay the same, or worsen during treatments.

Schering: Schering Corporation, a subsidiary of Merck.

SEC: the U.S. Securities and Exchange Commission.

Senior Executives: The “Senior Executives” of Helix are its Chairman and Chief Executive Officer, its Chief Financial Officer, its President and Chief Operating Officer, and its Chief Scientific Officer.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended July 31, 2011, 2010, 2009, 2008, and 2007 was extracted from the audited annual consolidated financial statements of the Company, of which the audited consolidated financial statements for the fiscal years ended July 31, 2011, 2010, and 2009 are included in this Annual Report.

The information contained in the selected financial data is for the fiscal years ended July 31, 2011, 2010, and 2009 and is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included in ITEM 18. – Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in ITEM 5. – Operating and Financial Review and Prospects. The selected financial data for the fiscal years ended July 31, 2008 and 2007 was extracted from the consolidated financial statements of the Company not included in this Annual Report. Except where otherwise indicated, all amounts are presented in accordance with Canadian GAAP. Reference is made to Note 18 of the consolidated financial statements of the Company included herein for a discussion of the material measurement differences between Canadian GAAP and U.S. GAAP and their effect on the Company’s consolidated financial statements.

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

Selected Financial Data
Under Canadian Generally Accepted Accounting Principles
(CDN$ in thousands, except share and per share data)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	July 31,	July 31,	July 31,	July 31,	July 31,
	2011	2010	2009	2008	2007
Statement of Operations:
Revenue
Product Revenue	$4,406	$3,925	$3,244	$2,952	$2,764
License Fees and Royalties	126	509	597	639	512
Research and Development Contracts	-	-	-	-	148
Total Revenues	4,532	4,434	3,841	3,591	3,424

Expenses
Cost of Sales	1,642	1,669	1,516	1,239	1,139
Research and Development	7,323	10,715	10,322	5,064	4,116
Operating, General and Administration	4,434	3,176	3,917	3,948	3,570
Sales and marketing	1,124	1,125	969	809	848
Amortization of Capital Assets	404	429	274	254	287
Amortization of Intangible Assets	–	–	12	16	159
Stock-Based Compensation	2,082	1,275	1,023	44	47
Interest Income, Net	(188)	(49)	(339)	(645)	(496)
Foreign Exchange Loss (Gain)	2	564	133	(327)	(9)
Loss on capital asset disposal	59	–	–	–	–
Realized gain on sale of investment	-	(47)	-	-	-
Impairment of Intangible Assets	-	-	98	-	1,332
Total Expenses	16,682	18,857	17,925	10,402	10,993

Realized gain on sale of license	1,336	–	–	–	–

Income Taxes	(334)	(46)	(18)	(153)	(105)

Net Loss for the Period	(11,348)	(14,469)	(14,102)	(6,964)	(7,674)
Basic and Diluted Loss Per Share	(0.17)	(0.24)	(0.27)	(0.16)	(0.22)
Weighted Average Number of Shares Outstanding	65,321,170	59,123,321	52,001,636	42,469,362	35,615,335

Balance Sheet:
Working Capital	19,470	13,387	15,296	19,166	11,468
Shareholders Equity	22,113	15,761	17,063	20,522	12,734
Capital Stock	102,250	90,718	81,576	71,964	57,350
Total Assets	24,371	18,114	19,319	21,666	14,273

Selected Financial Data
Under U.S. Generally Accepted Accounting Principles
(CDN$ in thousands, except share and per share data)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	July 31,	July 31,	July 31,	July 31,	July 31,
	2011	2010	2009	2008	2007
Statement of Operations:
Revenue
Product Revenue	$4,406	$3,925	$3,244	$2,952	$2,764
License Fees and Royalties	126	509	597	639	512
Research and Development Contracts	-	-	-	-	148
Total Revenues	4,532	4,434	3,841	3,591	3,424

Expenses
Cost of Sales	1,642	1,669	1,516	1,239	1,139
Research and Development	8,952	11,782	10,322	5,064	4,360
Operating, General and Administration	4,434	3,176	3,917	3,948	3,570
Sales and marketing	1,124	1,125	969	809	848
Amortization of Capital Assets	404	429	274	254	287
Amortization of Intangible Assets	–	–	12	16	12
Stock-Based Compensation	2,082	1,275	1,023	44	47
Interest Income, Net	(188)	(49)	(339)	(645)	(496)
Foreign Exchange Loss (Gain)	2	564	133	(327)	(9)
Loss on capital asset disposal	59	–	–	–	–
Realized gain on sale of investment	-	(47)	-	-	-
Impairment of Intangible Assets	-	-	98	-	-
Total Expenses	18,511	19,924	17,925	10,402	9,758

Realized gain on sale of license	1,336	–	–	–	–

Income Taxes	1,295	1,021	(18)	(153)	139

Net Loss for the Period	(11,348)	(14,469)	(14,102)	(6,964)	(6,195)
Basic and Diluted Loss Per Share	(0.17)	(0.24)	(0.27)	(0.16)	(0.17)
Weighted Average Number of Shares Outstanding	65,321,170	59,123,321	52,001,636	42,469,362	35,615,335

Balance Sheet:
Working Capital	19,470	13,387	15,296	19,166	11,468
Shareholders Equity	22,113	15,761	17,063	20,522	12,882
Capital Stock	102,250	91,841	81,981	72,389	57,775
Total Assets	24,371	18,114	19,319	21,666	14,421

3.A.3. Exchange Rates

The following tables set forth the rate of exchange for the Canadian Dollar for the periods listed indicated. For purposes of these tables, the rate of exchange means the noon rate reported by the Bank of Canada as a web service. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period. The closing rate on September 30, 2011, as reported by the Bank of Canada for the purchase of one Canadian Dollar with U.S. Dollars was US$0.9540 (US$1.00 = CDN$1.0482). Unless otherwise indicated, in this Annual Report, all monetary references are to Canadian Dollars.

The table below sets out the average closing exchange rates for each of the following fiscal years:

Canadian Dollars per ($1.00) U.S. Dollar One

Average for the Period
Fiscal Years Ended July 31:
2011	2010	2009	2008	2007
0.9943	1.0494	1.1754	1.0072	1.1262

The table below sets out the high and low exchange rates for each of the following months:

Canadian Dollars per One ($1.00) U.S. Dollar

	Sep. ‘11	Aug. ‘11	Jul. ‘11	Jun. ‘11	May. ‘11	Apr. ‘11
Low	0.9778	0.9619	0.9456	0.9672	0.9513	0.9521
High	1.0482	0.9969	0.9720	0.9908	0.9816	0.9722

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

The Company has a history of losses, and expects to continue to incur losses for the foreseeable future. The Company’s cumulative deficit as at July 31, 2011 was $98,611,000. As of July 31, 2011, the Company’s working capital was $19,470,000.

Though the Company does not currently have enough cash reserves to fully fund its planned L-DOS47 clinical studies which the Company has estimated are to last over approximately a three-year period, nor to initiate its Topical Interferon Alpha-2b clinical studies (assuming regulatory approvals and strategic partner support are obtained), the Company does have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months, provided there are no materially negative unanticipated changes to planned expenditures and revenues. The Company will therefore continue to seek additional funding to carry out its business plan and to minimize, to the best of its ability, the risks to its operations.

Equity financing has historically been Helix’s primary source of funding, however, the market for equity financings for companies such as Helix is challenging, and the ongoing global economic downturn and credit crisis continue to add further challenges. While the Company has been able to raise equity financing in recent years, there can be no assurance that additional funding by way of equity financing will continue to be available to the Company. Any additional equity financing, if secured, would result in dilution to the existing shareholders which may be significant. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available to the Company. The failure by the Company to obtain additional financing on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs, including any ongoing clinical trials, and reducing related overhead, any of which could impair the current and future value of the business and it may also have a material adverse effect on the Company’s ability to continue as a going concern.

Rapid technological change could render the Company’s technology non-competitive and obsolete.

The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. Developments by others may render the Company’s products and/or technologies non-competitive and obsolete, and the Company may not be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of these products have an entirely different approach or means of accomplishing the desired therapeutic effect than products being developed by the Company and may be more effective and less costly than the products developed by the Company. In addition, other forms of medical treatment may offer competition to the Company’s products.

The Company’s products may not be accepted.

If any products are successfully developed by the Company and approved by applicable regulatory authorities for marketing, such products may not achieve market acceptance. The product candidates that the Company is attempting to develop will compete with a number of drugs and therapies marketed and manufactured by pharmaceutical companies, as well as products currently under development by such companies and others. The degree of market acceptance of any products developed by the Company, if any, will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of the Company’s products, and their potential advantage over alternative treatment methods. Physicians, patients and/or the medical community in general may not accept and/or utilize any products that may be developed by the Company. Failure to gain market acceptance of either of the Company’s products currently under development could have a material adverse effect on the Company.

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

The commercialization of Topical Interferon Alpha-2b is subject to an option granted to Schering to obtain an exclusive worldwide license to use the Company’s Biphasix™ technology in pharmaceutical products containing interferon-alpha (See ITEM 4.B Business Overview –Topical Interferon Alpha-2b). There can be no assurance that Schering will exercise its option or if it does exercise its option, that any license fees or royalties will be received by the Company, other than the initial license fee due on exercise of the option. If Schering does not exercise its option, then Helix’s objective with respect to the commercialization of Topical Interferon Alpha-2b would be to enter into a strategic alliance with another appropriate pharmaceutical partner for the commercialization of the drug product. However, there can be no assurance that any such strategic alliance will be achieved, or if achieved, that it will result in revenue to the Company.

The Company will require strategic partner support in order to conduct future clinical trials of Topical Interferon Alpha-2b, which may involve revising our agreement with Schering, requiring their consent. There can be no assurance that appropriate strategic partner support can be obtained upon favorable terms or at all, or, if obtained, that the strategic partner will perform as expected.

The scientific research and development activities of Helix involve substantial risks and uncertainties, including factors beyond its control which could prevent the Company’s products from becoming commercially viable.

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

  an inability to produce products in a commercially viable format, including but not limited to inability to produce a product having adequate shelf-life stability properties to support commercial storage and distribution of the product;

  unforeseen prohibitive commercial production costs which may result in the Company’s inability to successfully compete in the marketplace;

  the effect of competition; and

  a variety of statutes and regulations which govern the manufacture and sale of human therapeutic products. These laws require the approval of manufacturing facilities, including adherence to GMP during production and storage, the controlled research and testing of products, governmental review and approval of submissions requiring manufacturing, preclinical and clinical data to establish the safety and efficacy of the product for each use sought in order to obtain marketing approval, and the control of marketing activities, including advertising and labeling.

The products currently under development by the Company will require significant development, clinical testing and investment of significant funds prior to their commercialization. The process of obtaining required approvals (such as, but not limited to, the approval of the FDA, Health Canada, and comparable agencies in other countries), is costly and time-consuming. Future products may never be successfully developed, prove safe and effective in clinical trials, receive applicable regulatory approvals, or have sufficient commercial properties, such as an acceptable shelf life, to make them commercially viable. Further formulation work may be required to extend the shelf life of L-DOS47 and Topical Interferon Alpha-2b for commercial purposes, the outcome of which is not certain and which may prevent either or both products from being commercialized. Potential investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by the Company in view of the extensive regulatory environment which controls its business.

Helix has direct competition from companies and universities which may render its technology and products obsolete or non-competitive.

Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many competitors and potential competitors of the Company have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Company. Other companies may succeed in developing products earlier than the Company, obtaining regulatory approvals for such products more rapidly than the Company, or in developing products that are more effective than those proposed to be developed by the Company. Research and development by others may render the Company’s technology or products obsolete or non-competitive or result in treatments or cures superior to any therapy developed by the Company. Any therapy that is successfully developed by the Company may not be preferred to any existing or newly developed technologies (See also ITEM 4.B –Business Overview – L-DOS47 – Market and Competition and ITEM 4B – Business Overview - Topical Interferon Alpha-2b – Market and Competition).

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

The timing of the Company’s internal goals, including its expected duration of its planned clinical studies, may change dramatically due to delays, failures, additional data required by regulators, lack of funding or strategic partner support, and uncertainty in the regulatory approval process.

The Company sets internal goals for and makes public statements regarding its expected timing of meeting the objectives material to its success, including the filing of a CTA for Topical Interferon Alpha-2b, commencement and duration of planned clinical trials and anticipated regulatory approvals. The actual timing of these forward-looking events can vary dramatically due to factors such as lack of funding or required strategic partner support, delays or failure in pre-clinical program activities, including without limitation, scaling-up the Company’s drug product candidates, delays or failures in clinical trials, the need to develop additional data required by regulators as a condition of approval, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements necessary to commercialize Helix’s product candidates. The Company has previously experienced a number of delays in its expected timing of various activities for both L-DOS47 and Topical Interferon Alpha-2b, including without limitation, delays in completing manufacturing scale-up activities due to third party scheduling and technical issues, slower than expected patient recruitment rates for the Phase II Topical Interferon Alpha-2b clinical studies in Europe, and pre-study logistics taking longer than expected. Some of these delays have in turn caused delays in the Company’s expected timing of filing an IND/CTA for its planned clinical studies of L-DOS47, and Topical Interferon Alpha-2b, and its expected timing of commencement of patient recruitment for its planned U.S. Phase I and Polish Phase I/II studies of LDOS47. It is possible that these or other types of delays will again delay the Company from meeting one of more of its announced milestones within anticipated timelines or at all. Failure to meet such milestones within anticipated timelines could have a material adverse effect on the Company.

The marketability of the Company’s products may be affected by delays and the inability to obtain necessary approvals, and following any market approval, the Company’s products will be subject to ongoing regulatory review and requirements which may continue to affect their marketability.

The research, development, manufacture and marketing of pharmaceutical products are subject to regulation by the FDA, Health Canada, and comparable regulatory authorities in other countries. These national agencies and other federal, state, provincial and local entities regulate the testing, manufacture, safety and promotion of the Company’s products. We must receive applicable regulatory approval of a product candidate before it can be commercialized in any particular jurisdiction. The research, development, testing and manufacturing of any product candidate we develop independently or in collaboration with third parties, as well as the distribution, marketing, promotion, advertising, and record keeping of such product candidate, are regulated by numerous federal, state, provincial and local governmental authorities, principally the FDA in the United States, and other similar agencies in other countries. The approval procedures in the United States vary depending on such factors as the novelty of the drug and its intended use and also vary among countries. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. The FDA has substantial discretion in the approval process and may refuse to accept any application, may continue the “clinical hold” on our Topical Interferon Alpha-2b IND submission, or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. The development and regulatory approval process in each jurisdiction takes many years, requires the expenditure of substantial resources, is uncertain and subject to delays. In addition, approval by a regulatory authority of one country does not ensure the approval by regulatory authorities of other countries. Failure to obtain regulatory approval, any delay or setback in obtaining regulatory approval, or any limitation on drug use required as a condition of approval could:

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

Arrangements known to the Company, the operation of which may at a subsequent date result in a change of control.

On August 4, 2011, the Company received a shareholder proposal (the “Proposal”) from a shareholder (the “Proposing Shareholder”) for inclusion in the Company’s management proxy circular to be circulated to the Company’s shareholders in connection with the Company’s 2011 annual meeting of shareholders. The Proposal, among other things, proposed that three new director nominees be elected to the Board together with four incumbent nominees.

On October 3, 2011, certain shareholders (the “Investor Group”), including the Proposing Shareholder, filed a Schedule 13D with the SEC. The Schedule 13D disclosed that, among other things, as of August 3, 2011, the Investor Group beneficially owned a total of 14,127,720 common shares or approximately 19.2% of the Company’s outstanding common shares. This total includes 6,240,000 common shares issuable by the Company upon the exercise of share purchase warrants held by one of the members of the Investor Group.

As announced on October 18, 2011, certain members of the Investor Group requested the Board to call a meeting of shareholders to (i) pass a resolution to fix the number of directors for election to the Board for the ensuing year at seven; and (ii) to conduct, and pass a resolution for, the election of directors of the Board, including to consider the nominees identified in the Proposal, or additional directors to fill vacancies resulting from identified nominees being unwilling or unable to stand for election at the meeting. The Company is considering the request. The Company is already due to have its Annual General Meeting, at which directors are to be elected, prior to the end of January, 2012.

If a change of control were to occur, it could lead to, among other things, the triggering of change of control clauses in certain executive employment agreements which could result in key personnel voluntarily leaving the Company with compensation, or in key personnel otherwise leaving the Company. Any change of control could also lead to a change in the business strategy of the Company, which could have an adverse effect on the Company’s current and planned operations. (See ITEM 7.A.4 – Major Shareholders and Related Party Transactions – Arrangements known to the Company the operation of which may at a subsequent date result in a change of control).

Helix is dependent on key personnel and the loss of any of these individuals could adversely affect the Company.

Helix’s ability to continue its development of potential products, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. Helix’s growth will depend on the efforts of its senior management, particularly its Chief Executive Officer and Chairman of the Company’s Board, Donald H. Segal; President and Chief Operating Officer, John M. Docherty; Chief Scientific Officer, Heman Chao; and Chief Financial Officer, Photios (Frank) Michalargias. The Company has entered into employment agreements with each of these individuals. Such employment agreements have no fixed term. The Company may terminate an employment agreement without cause on payment of severance or the giving of required notice, or a combination of both. The employee may terminate his employment agreement for cause, or (i) on giving 60-days’ notice, or (ii) within 30 days of being informed by or on behalf of the Board that the employee is required to perform his services primarily at a location outside of the York Region or the Greater Metropolitan Toronto area, Province of Ontario, or (iii) within six-months following a change of control of the Company. In the case of termination by the employee under (ii) or (iii) of the foregoing sentence, the Company must pay the employee specified severance. If the Company loses the services of key personnel, it may be unable to replace them, and its business could be negatively affected. In addition, the Company does not carry key-man insurance on any individuals.

The Company is dependent on its patent rights, and if patent rights are not issued or are invalidated or circumvented, its business would be adversely affected.

We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our intellectual property rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We try to protect our intellectual property position by filing patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We may also, from time to time, license rights to intellectual property which is the subject of patent applications of third parties, such as in the case of our license from the NRC for the antibody used in L-DOS47. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patent applications may not result in patents being issued. Even if issued, they may not be issued with claims sufficiently broad to protect our products and technologies, may not provide us with a competitive advantage against competitors with similar products or technologies, and may be challenged, invalidated or circumvented. If our owned or licensed patents are invalidated, or patents are not issued in respect of our owned or licensed patent applications, we will lose the ability to exclude others from making, using or selling the invention claimed. Moreover, an issued patent does not guarantee us the right to practice the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our product candidates, selling our products or commercializing the patented technology. Thus, any patents that we own or license from others may not allow us to exploit the rights conferred by the intellectual property protection. Furthermore, others may independently develop products or technologies similar to those that we have developed or discover our trade secrets. In addition, the laws of many countries do not protect our intellectual property rights to the same extent as the laws of Canada and the United States, and those countries may also lack adequate rules and procedures for defending our intellectual property rights.

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

In the case of Topical Interferon Alpha-2b, three patents are scheduled to expire in 2013 (See ITEM 4.B – Business Overview – Topical Interferon Alpha-2b and Intellectual Property). While the Company made a patent application with the U.S. Patent and Trademark Office, claiming a priority date of 2007, with a view to further strengthening its patent portfolio for Topical Interferon Alpha-2b, specifically the cervical dysplasia indication, such patent may not be issued. If such patent is issued, Schering will be a joint owner. The failure of such patent to be issued may adversely affect the further development of Topical Interferon Alpha-2b, including by reason of the possibility that Schering may determine not to provide the Company with further quantities of interferon alpha-2b beyond the quantity originally agreed to, and/or may determine not to exercise its option to obtain a worldwide, exclusive license to make, have made, export, use, offer for sale and sell pharmaceutical products containing alpha interferon in combination with the Biphasix™ technology. Any of these events could have a material adverse effect on the Company.

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

The Company operates in an industry that is more susceptible to legal proceedings. The Company may become involved in litigation.

The Company operates in a field consisting of firms that are more susceptible to legal proceedings than firms in other industries, due to the uncertainty involved in the development of pharmaceuticals. The Company intends to vigorously defend such actions if and when they arise. Defense and prosecution of legal claims can be expensive and time consuming, may adversely affect the Company regardless of the outcome due to the diversion of financial, management and other resources away from the Company’s primary operations, and could impact the Company’s ability to continue as a going concern in the longer term. In addition, a negative judgment against the Company, even if the Company is planning to appeal such a decision, or even a settlement in a case, could negatively affect the cash reserves of the Company, and could have a material negative effect on the development of its drug products. The Company may be exposed, in particular, to liability claims which are uninsured or not sufficiently insured, and any claims may adversely affect the Company’s ability to obtain insurance in the future or result in negative publicity regarding its reputation or the efficacy of its products.

Subsequent to the Company’s fiscal year-end, the Company terminated an agreement with a third party providing investor relations and related services. The termination was announced by the Company in a press release issued on October 20, 2011. The termination of this agreement could result in litigation.

Additional regulatory considerations in Canada and other countries, including at the provincial level, may affect the price of drugs sold and delay necessary approvals of the Company’s drugs.

Problems could arise which could delay or prevent the commercialization of the Company’s products currently under development, and the FDA, Health Canada and other foreign regulatory agencies could be unsatisfied with the results of clinical trials and fail to approve the marketing of such products. Certain provincial regulatory authorities in Canada have the ability to determine whether the cost of a drug sold within such province will be reimbursed by a provincial government health plan by listing drugs on formularies. These provincial formularies may affect the prices of drugs sold within provinces and the volume of drugs sold within provinces. In addition to the regulatory approval process, pharmaceutical companies are subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the pharmaceutical industry. The Company cannot predict the time required for regulatory approval, or the extent of clinical testing and documentation that is required by regulatory authorities. Any delays in obtaining, or failure to obtain regulatory approvals in Canada, the United States, Europe or other foreign jurisdictions would significantly delay the development of the Company’s markets and the receipt of revenues from the sale of its products.

The Company is dependent on third-parties and the failure of a third party to perform, or any delay by a third party in performing its obligations, may adversely affect the Company.

The Company is dependent on third parties to varying degrees in virtually all aspects of its business. With respect to L-DOS47 research and development, such third parties are relied upon for, among other things, toxicology studies, clinical trial assays, manufacturing drug substance and bulk drug product, vialing bulk drug product for clinical studies, and quality control testing of drug substance, bulk drug product and vialed drug product. Once Helix begins its clinical trials, the Company will be dependent on third parties to carry out the clinical trials. With respect to Topical Interferon Alpha-2b research and development, third parties are relied upon for, among other things, manufacturing of product for clinical trials, the supply of active drug substance, and conducting ongoing clinical trials.

The performance and interdependence of third party service providers can critically affect the Company’s performance and the achievement of its milestones.

Critical supplies may not be available from third parties on acceptable terms or at all, service providers may not perform, or continue to perform, as needed, or be available to provide the required services on acceptable terms or at all. Any lack of or interruption in supplies of raw materials, and any change in service providers or any inability to secure new service providers, or interruption in the provision of such services, would have an adverse impact on the development and commercialization of the Company’s products. Without limiting the generality of the foregoing, in the case of L-DOS47, the Company has previously experienced challenges in successfully producing both engineering and initial clinical trial batches, which included third party scheduling and technical issues, resulting in delays to the Company’s development program. The Company relies on BioVectra for the manufacture of L-DOS47 in bulk for clinical testing. The Company also relies on BioVectra for its supply of urease, a key component of L-DOS47. Should BioVectra cease to perform its supply or manufacturing obligations, or if the Company’s contract with BioVectra is terminated for whatever reason, there can be no assurance that a new supplier or manufacturer can be contracted in a timely manner or at all, and this could negatively impact the Company’s development of L-DOS47.

In the case of Topical Interferon Alpha-2b, the Company is currently dependent on Schering for its supply of interferon alpha-2b. The Company has granted Schering the option to obtain an exclusive worldwide license to use the Company’s Biphasix™ technology in pharmaceutical products containing interferon-alpha (See ITEM 4.B Business Overview). Topical Interferon Alpha-2b incorporates the Company’s Biphasix™ technology with interferon alpha-2b. The Company currently expects that in order to complete its development program for Topical Interferon Alpha-2b, it will require, among other things, a further supply of interferon alpha-2b from Schering beyond the amount originally agreed. The Company will also require further supplies of interferon alpha-2b in order to be able to commercialize Topical Interferon Alpha-2b, should Schering determine not to exercise its option. There can be no assurance that Schering will supply the Company with any such additional interferon alpha-2b on acceptable terms or at all, or that the Company would be able to secure alternative supplies in a timely manner, on acceptable terms or at all. Even if alternative supplies can be arranged, there may be challenges from a regulatory perspective demonstrating adequately to the authorities that a new supplier’s raw material is considered interchangeable with Schering’s interferon alpha-2b. Accordingly, lack of continued supply from Schering of the Company’s requirements of interferon alpha-2b, or the non-exercise by Schering of its option, could adversely affect the Company’s Topical Interferon Alpha-2b program, and such effect could have a materially adverse effect on the Company’s completion of development or commercialization of Topical Interferon Alpha-2b.

Also, in the case of Topical Interferon Alpha-2b, the Company will need, among other things, strategic partner support in order to be able to conduct its planned U.S. Phase II/III and European Phase III clinical trials, which would involve revising our agreement with Schering, requiring their consent. There can be no assurance that such strategic partner support will be obtained.

In addition, the Company may grant to third parties rights to license and commercialize any products developed by the Company. The Company has already granted such rights in the case of Topical Interferon Alpha-2b. Such rights would limit (and do limit, in the case of the Topical Interferon Alpha-2b) the Company’s flexibility in considering alternatives for supply of critical materials and, therefore, commercialization of such products. Any failure of such arrangement would have a negative impact on the Company.

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

A substantial portion of the Company’s product distribution revenues is dependent on sales of product purchased from two suppliers. The termination of these supply arrangements, or non-performance by the other parties thereto, would negatively impact the Company’s revenues.

The Company relies on third-party manufacturers of its products and the inability to maintain reliable manufacturers may prevent the Company from meeting its business objectives.

We have relied and will continue to rely heavily on contract manufacturers for the production of product required for our clinical studies, product formulation work, scaling-up experiments and commercial production. We may not be able to obtain new, or keep our current, contract manufacturers to provide these services. Even if we do, contract manufacturers may not be reliable in meeting our requirements for cost, quality, quantity or schedule, or the requirements of any regulatory agencies. As a result, we may not be able to manufacture products in quantities or qualities that would enable us to meet our business objectives. Any such failure would materially adversely affect our business. In the case of L-DOS47, the Company relies on BioVectra for the manufacture of L-DOS47 in bulk for clinical testing. The Company also relies on BioVectra for its supply of urease, a key component of L-DOS47. In the case of Topical Interferon Alpha-2b, the Company relies on CPL for its manufacture of the drug candidate. Should BioVectra or CPL cease to perform its supply or manufacturing obligations, there can be no assurance that a new supplier or manufacturer can be contracted in a timely manner or at all, and this could negatively impact the Company’s development of the drug candidate. In the case of L-DOS47, the Company has previously experienced challenges in successfully producing both engineering and initial clinical trial batches, which included third party scheduling and technical issues, resulting in delays to the Company’s development program.

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

In fiscal 2011, dilution to shareholders from sales of equity occurred through three private placements for total net proceeds of $15,393,000. A total of 7,101,084 common shares and warrants to purchase up to an additional 7,101,084 common shares were issued. Further equity financings will also result in dilution to existing shareholders, and such dilution could be significant.

We have limited sales, marketing, and distribution experience.

The Company currently plans to license out commercialization of its products in development to third parties. However, if we do decide to market any of such products directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. We have limited experience in the sales, marketing, and distribution of pharmaceutical and medical device products. There can be no assurance that we will be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees, or others to perform such activities or that such efforts will be successful. The acquisition or development of a sales and distribution infrastructure for our products in development would require substantial resources, which may divert the attention of our management and key personnel, and have a negative impact on our product development efforts. If we contract with third parties for the sales and marketing of such products, our revenues will be dependent on the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, our business, financial condition and results of operations would be materially adversely affected.

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

Indemnification obligations to our directors and senior management may adversely affect our financial condition.

We have entered into agreements pursuant to which we will indemnify our directors and senior management in respect of certain claims made against them while acting in their capacity as such. If we are called upon to perform our indemnity obligations, our financial condition will be adversely affected. The Company is not aware of any matters pending or under consideration that may result in indemnification payments to any of its present or former directors or senior management.

The Company’s financial condition may fluctuate based on foreign currency exchange rates.

The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and U.S. dollar. Foreign exchange risks arise from the foreign currency translation of the Company’s integrated foreign operation in Ireland. The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euros.

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

The price of the Company’s shares, as well as market prices for securities of biopharmaceutical and drug delivery companies generally, have historically been highly volatile, and have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Since listing on the TSX in 1996, the closing price of our common shares has ranged from a low of $.06 on August 17, 1998, to a high of $8.05 on October 10, 2000 on the TSX. Since listing on the NYSE Amex on September 15, 2010 to September 30, 2011, the closing price of our common shares ranged from a low of USD$1.70 on September 30, 2011 to a high of USD$3.45 on March 30, March 31 and April 1, 2011. Future announcements concerning the Company, its competitors or other biopharmaceutical companies, including the results of testing and limited human clinical studies, technological innovations or new therapeutic products, governmental regulation, developments in patent or other proprietary rights, litigation or public concern as to the safety of products developed by the Company or others and general market conditions may have a significant effect on the market price of the common shares of the Company.

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

Helix’s common shares trade in low volumes. In the 2011 fiscal year, the average monthly volume of common shares traded on the TSX was 517,290. Since September 15, 2010, being the date our shares were initially listed on NYSE Amex, the average monthly volume of common shares traded on NYSE Amex was 51,118. This means a shareholder could have difficulty disposing of common shares, especially if there are other shareholders of the Company trying to sell their shares in the Company at the same time. Moreover, a low amount of trading could mean that dispositions of shares in the overall market could have a greater adverse affect on our share price than in other companies that trade their shares in larger volumes.

Dilution through exercise of share options, warrants, or other securities convertible or exchangeable into common shares, could adversely affect Helix’s shareholders.

Because the success of Helix is highly dependent upon its management and its personnel, the Company has granted to most of its employees, directors and consultants, options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options are exercised, the interests of the other shareholders of the Company will be diluted. At September 30, 2011, there were 67,195,987 common shares outstanding, share purchase options outstanding to purchase up to 5,021,189 common shares and warrants outstanding to purchase up to 17,126,084 common shares. If all of these securities were exercised, an additional 22,147,273 common shares would become issued and outstanding. This represents an increase of approximately 33% in the number of shares issued and outstanding as at September 30, 2011 and would result in significant dilution to current shareholders.

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

As more fully described below in ITEM 10.E – Taxation –United States Federal Income Tax Considerations – Passive Foreign Investment Company Status, if for any taxable year our passive income, or the value of our assets that produce (or are held for the production of) passive income, exceed specified levels, we may be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including having a gain on the disposition of our common shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge. Rules similar to those applicable to dispositions generally will apply to certain “excess distributions” in respect of our common shares. We believe we were not a PFIC for the year ending July 31, 2011 and do not expect to be classified as a PFIC for the taxable year ending July 31, 2012. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not become a PFIC for the taxable year ending July 31, 2012 or in any future taxable year. Additionally, there are no assurances that the United States Internal Revenue Service will agree with our conclusion. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our common shares.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers.

It may be difficult for U.S. investors to bring and enforce suits against Helix. Helix is a company amalgamated under the CBCA. A majority of the Company’s directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, if a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company's non–U.S. resident executive officers or directors. Accordingly, U.S. shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Nevertheless, it may be difficult for U.S. shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company's non–U.S. resident executive officers or directors.

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

  Under Section 804(a) of the NYSE Amex Company Guide, Board of Director nominations must be either selected, or recommended for the Board's selection, by either a Nominating Committee comprised solely of independent directors or by a majority of the independent directors. Helix has a Governance Committee, whose mandate includes making recommendations to the Board for the selection of director nominees. This Committee is comprised of three Board members, a majority of whom are independent directors.

  Under Section 805(a) of the NYSE Amex Company Guide, compensation of the chief executive officer of a listed company must be determined, or recommended to the Board for determination, either by a Compensation Committee comprised of independent directors or by a majority of the independent directors on its Board. Compensation for all other officers must be determined, or recommended to the Board for determination, either by such Compensation Committee or a majority of the independent directors on the company's Board. Helix’s Compensation Committee is comprised of three Board members, a majority of whom are independent directors. This majority is ½ of the independent Board members. The Compensation Committee recommends to the Board compensation for the Chief Executive Officer and all other senior officers of the Company, namely the President & Chief Operating Officer, Chief Financial Officer and Chief Scientific Officer. Compensation for the two remaining officers, namely the VP Product Distribution and VP Topical Drug Product Development is determined by management.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

The legal and commercial name of the Company is Helix BioPharma Corp. Helix is a Canadian corporation which was originally formed upon the amalgamation of International Helix Biotechnologies Inc. (“IHB”) and Intercon Pharma Inc. (“IPI”) on July 31, 1995. On April 30, 2008, Helix further amalgamated, by way of short-form vertical amalgamation under the CBCA, with four wholly owned subsidiaries. The Company is a biopharmaceutical company specializing in the field of cancer therapy. Helix is actively developing innovative products for the treatment and prevention of cancer based on its proprietary technologies.

The Company’s common shares trade on the TSX in Canada and on the NYSE Amex in the U.S. under the symbol “HBP”. In addition, the Company’s common shares also trade on several German exchanges, although the Company did not seek to be listed on such exchanges.

The Company’s principal executive offices are located at 305 Industrial Parkway South, #3, Aurora, Ontario, Canada, L4G 6X7. The Company’s telephone number is (905) 841-2300.

In fiscal 2012, the Company is planning to spend approximately $30,000 in capital expenditures, primarily on computer replenishment. The Company is financing these expenditures from internal cash resources.

The following table summarizes the capital expenditures made by the Company in the fiscal years ended July 31:

	Amount	Type
Fiscal 2011	$ 507,000	Capital asset purchases
Fiscal 2010	$ 607,000	Capital asset purchases
Fiscal 2009	$ 932,000	Capital asset purchases

The majority of capital expenditures for each of the three fiscal years mainly represent manufacturing and scientific equipment in connection with third-party manufacturing of clinical supplies and research/development work for both L-DOS47 and Topical Interferon Alpha-2b. The Company divested non-principal capital assets during the year for a loss of $59,000 (2010 – Nil; 2009 – Nil).

4.B. Business Overview

Helix BioPharma Corp. is a Canadian biopharmaceutical company mainly focused in the field of cancer therapy. The Company is actively developing products for the treatment and prevention of cancer based on its proprietary technologies. Helix’s product development initiatives are currently primarily focused on its L-DOS47 and Topical Interferon Alpha-2b new drug candidates. Our research and development activities are currently being financed primarily by the issuance of our common shares. Ongoing revenue consists of product revenue, primarily through the distribution in Canada of Klean-Prep®, Orthovisc® and Monovisc®. The Company commenced distribution of Monovisc® in the first quarter of fiscal 2010.

As the Company has several projects in the development stage, it expects to incur additional losses and will require additional financial resources. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon, among other things, the Company’s ability to successfully complete its research and development programs, protect its intellectual property, obtain strategic partner support and finance its cash requirements on an ongoing basis. It is not possible to predict the outcome of future research and development activities or the financing thereof. See Item 5.A. Operating Results – Overview and Item 5.B. Liquidity and Capital Resources.

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

Helix’s research and development activities are focused on developing novel products for the treatment and prevention of cancer. According to an article entitled “Global Cancer Statistics” published in the American Cancer Society’s “CA: A Cancer Journal for Clinicians”, (volume 61, issue 2, pages 69-90, March/April 2011), cancer is the leading cause of death in economically developed countries and the second leading cause of death in developing countries. According to the same article, about 12.7 million cancer cases and 7.6 million cancer deaths are estimated to have occurred in 2008 worldwide. The American Cancer Society has reported that if rates don’t change, the global cancer burden is expected to nearly double to 21.4 million cases and 13.5 million deaths by 2030 as disclosed on www.cancer.org, October 4, 2011.

Helix is principally focused on pursuing the clinical development of two emerging drug products with distinct anti-cancer applications: L-DOS47 and Topical Interferon Alpha-2b. L-DOS47 is the first drug product candidate to emerge from the Company’s DOS47 development program, and is under development for the treatment of inoperable, locally advanced, recurrent or metastatic non-small cell lung cancer (“NSCLC”). Helix’s lead product candidate for Topical Interferon Alpha-2b is under development as a prospective treatment for potentially pre-cancerous low-grade cervical lesions.

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

The Company expects that its growth and future prospects will be largely dependent on the success of one or both of its drug candidates, L-DOS47 and Topical Interferon Alpha-2b. The Company is more focused on their development and is channelling substantially more of its resources toward these candidates than it is on expanding its current revenue-generating activities. Nonetheless, we plan to continue such activities and to expand them as opportunities to do so arise.

DOS47 – A broad anti-cancer therapeutic candidate

DOS47 was conceived to offer a novel approach to cancer therapy by leveraging a natural process in the body called the urea cycle, to produce an anti-cancer effect. DOS47 is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By doing so at the site of cancerous tissues in the body, we believe that DOS47 will modify the microenvironmental conditions of cancerous cells in a manner that leads to their death.

Helix believes that DOS47 stimulates an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. This acidic environment can also reduce the effectiveness of some commonly used anti-neoplastic agents and therefore impede treatment directly. The local production of ammonia at the site of cancerous tissues is thought by us to readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions. In addition, the enzymatic action of urease at the site of cancerous cells is believed to be repetitive and sustainable due to the plentiful supply of urea that is furnished by the body. Urease is isolated by Helix’s manufacturer, BioVectra, from a naturally occurring plant, jack beans.

The Company has been awarded two DOS47-related patents from the U.S. patent office, both of which will expire in 2024. The Company has also been awarded eleven DOS47-related patents outside of the United States. The issued patents cover the use of targeted DOS47-based therapeutics alone and combined with certain weakly basic chemotherapeutic drugs in adjunct treatment applications. Helix intends to pursue the development of DOS47 both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics and/or radiation regimens, with a view to maximizing its DOS47 commercialization potential.

Helix continues to explore opportunities to expand its product pipeline with new DOS47-based therapeutics pending the identification of further tumor targeting agents, such as the non-small cell lung cancer-specific antibody component of L-DOS47. The Company is exploring antibodies that target tumor vasculature and antigens that might be important for pancreatic cancer. The Company has prepared laboratory-scale DOS47 immunoconjugate product candidates and continues to conduct in vitro and pilot animal efficacy research studies with these product candidates. The Company has not yet initiated formal preclinical investigations with these new DOS47 immunoconjugate product candidates, pending the outcome of its ongoing research studies and the need for further capital before doing so.

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

In addition, L-DOS47 is designed to act in a targeted manner, affecting NSCLC cancer cells preferentially over any other cells in the body. In order to do this, the L-DOS47 drug molecule includes, in addition to the urease compound, a highly specialized single domain antibody, designed to identify a unique CEACAM6 antigenic site associated with NSCLC cells, and predominantly those of the adenocarcinoma type. The antibody was licensed from the NRC in 2005. See “Royalty and In-Licensing Commitments – License Agreement with National Research Council” below. Patent applications in respect of the antibody have been filed in Canada, the United States and other countries. As announced on March 2, 2011, the NRC was issued a U.S. patent in respect of the antibody.

Helix has conducted a series of laboratory investigations that demonstrated the anti-cancer capabilities of the conjugated L-DOS47 drug product using lung cancer laboratory models. Selected scientific findings from its pre-clinical in-vivo and in-vitro research and development work on DOS47 were published in the Journal of Experimental Therapeutics and Oncology (Volume 5, Number 2, 2005, pp 93-99) and, in 2006, a poster presentation was given at the 5th Annual Congress on Recombinant Antibodies Conference in Zurich, Switzerland.

During fiscal 2007, Helix made significant progress in its preclinical development program for L-DOS47. Pharmacology studies were conducted in animals demonstrating that L-DOS47 inhibits the growth of tumors derived from a human lung adenocarcinoma cell line. In addition, pilot repeat-dose toxicology studies in primate and rodent species were conducted, through which L-DOS47 was well tolerated at doses within and above the dose range shown to be efficacious in the tumor growth inhibition studies. These findings were paramount in providing critical supportive evidence for IND/CTA filing.

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

During fiscal 2008, Helix signed a second agreement with BioVectra to further advance GMP production of the L-DOS47 active drug substance to a scale that is suitable for human clinical testing. The agreement was designed to provide the Company with sufficient L-DOS47 bulk drug product to initiate the Company’s planned Phase I/II clinical trial, and has since been completed.

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

In fiscal 2010 and early fiscal 2011, Helix continued to carry out its preparations for filing an IND with the FDA for a U.S. Phase I clinical study, and a CTA with the Polish regulatory authorities for a parallel Phase I/II clinical study to be conducted in Poland. In anticipation of IND/CTA filing, Helix’s GMP clinical batch of L-DOS47 completed initial quality testing and continues to undergo required stability testing. As announced in its news release dated October 12, 2010, Helix also completed its definitive, GLP, rodent and primate, repeat-dose toxicology studies, which confirmed the good animal safety profile previously demonstrated in its preliminary non-GLP toxicology studies. Helix announced that it had filed its IND with the FDA on January 7, 2011 and on February 24, 2011, announced it had filed its CTA with the Polish regulatory authority.

Also in fiscal 2011, the Company executed another agreement with BioVectra to manufacture additional quantities of L-DOS47. Production has commenced on a second batch of L-DOS47 for use in clinical trials. Stability testing of the initial batch is ongoing in accordance with the previously set schedule. Helix may terminate the current manufacturing agreement at any time on 90 days’ notice. In addition, either party may terminate the agreement (i) due to an uncured material breach of the other party, (ii) within certain timelines in respect of a force majeure event which affects the other party’s performance, (iii) in respect of the other party’s insolvency, including certain compromises with creditors, or (iv) on the other party’s dissolution or ceasing to carry on business.

Clinical Studies

On February 7, 2011, Helix announced it received approval by the FDA to conduct its planned U.S. Phase I clinical study with L-DOS47, and on July 25, 2011, Helix announced it received approval from the Central Register of Clinical Trials at the Polish Ministry of Health to perform its planned European Phase I/II clinical study.

The U.S. Phase I study is expected to be primarily a safety study in patients with refractory solid tumors of any type. In addition, the study design has recently been enhanced to include an expansion population at the end of the study in patients with inoperable, locally advanced, recurrent or metastatic, non-squamous Stage IIIb/IV NSCLC in order to assess preliminary efficacy. The Polish Phase I/II study, by comparison, is expected to be a more sophisticated, multi-arm safety and preliminary efficacy study in patients with inoperable, locally advanced, recurrent or metastatic, non-squamous stage III/IV NSCLC. In the case of the Phase I/II study, Helix plans to study the effects of L-DOS47 alone as a monotherapy, as well as in adjunct/combination regimens with certain common chemotherapy drugs (i.e., vinorelbine with or without cisplatin) and common radiation therapy. Both studies will be of an open-label design, allowing for periodic status updates through the course of the studies. These two studies are intended to demonstrate valuable safety and proof-of-concept efficacy data for L-DOS47, if successful, across a range of potential therapeutic applications for potential future expanded clinical testing. Helix believes that L-DOS47 may also prove to have utility in neoadjuvant and/or adjuvant therapeutic applications, however, no such clinical testing is planned currently.

About the Planned U.S. Phase I Study

The Phase I study will be an open-label study to primarily evaluate the safety and tolerability of ascending doses of L-DOS47 as a monotherapy in patients with refractory solid tumors of any type. In addition, the study design has recently been enhanced to include an expansion population at the end of the study in patients with inoperable, locally advanced, recurrent or metastatic, non-squamous Stage IIIb/IV NSCLC in order to assess preliminary efficacy.

The Company is planning to conduct the study at three U.S. centers: under the direction of Dr. Carrie Lee at the University of North Carolina, Chapel Hill; Dr. Anthony Olszansky at the Fox Chase Cancer Center, Philadelphia; and Dr. David Hong and Dr. Sarina Piha-Paul at the University of Texas, MD Anderson Cancer Center, Houston. Dr. Carrie Lee replaces Dr. Thomas Stinchcombe who was originally planned to be the principal investigator at the University of North Carolina.

The study will begin with a dose of 0.13 micrograms of L-DOS47 per kilogram of patient body weight. L-DOS47 will be infused in ascending dose levels in groups of 3-to-6 patients per ascending dose level once weekly for three weeks followed by one week of rest (one treatment cycle = four weeks), over four planned treatment cycles. The dose ascension component of the study will be conducted in patients with refractory solid cancerous tumors of any type, as is common practice for Phase I oncology studies, with a view to maximizing the rate of patient recruitment. The total number of patients to be enrolled in the study will ultimately depend on how many ascending dose levels are required to reach the maximum tolerated dose (“MTD”); however, based on the Company’s preclinical studies to-date, it currently estimates that the study will enroll approximately 30 to 50 patients in order to reach the MTD. Upon reaching the MTD, the efficacy of L-DOS47 at the MTD will be further assessed in a total of approximately 10 patients in accordance with RECIST v1.1 criteria. This will constitute an expanded efficacy portion of the study.

Study patients to be enrolled in the dose ascension portion of the study will be male or female at least 18 years of age with histologically or cytologically confirmed stage IV solid cancerous tumors of any type, which are deemed by their physician to be unresponsive to, or untreatable by, standard therapies. Patients will have an Eastern Cooperative Oncology Group (“ECOG”) performance status of 0 – 1 at the screening visit for this study, and will have at least one site of measurable disease per RECIST v1.1. Study patients to be enrolled in the expansion efficacy portion of the study will otherwise fulfill the same criteria as those enrolled in the dose ascension portion of the study, with the exception that they will be required to have inoperable, locally advanced, recurrent or metastatic non-squamous Stage IIIb/ IV NSCLC. After four treatment cycles, at the discretion of the investigator and in consultation with the medical monitor, patients who experience clinical benefit may be eligible to continue L-DOS47 for as long as the treatment is well tolerated and the clinical benefit is sustained. End of study is defined as 30 days after the last patient’s last dose (last dose of treatment cycle four), or when all patients have discontinued, whichever occurs sooner.

About the European Phase I/II Clinical Study

The Phase I/II clinical study is an open-label study to evaluate the safety, tolerability and preliminary efficacy of ascending doses of L-DOS47 as a monotherapy, or in combination with chemotherapy or radiotherapy, in patients with inoperable, locally advanced, recurrent or metastatic, non-squamous, stage III/IV NSCLC. The study will commence with a starting dose of 0.12 micrograms of L-DOS47 per kilogram of patient body weight.

The Company is planning to conduct the study at four Polish centers under the direction of Prof. Maciej Krzakowski, MD, PhD at The Maria Sklodowska-Curie Memorial Cancer Centre & Institute of Oncology as the overall coordinating investigator, together with three other principal investigators: Prof. Cezary Szczylik, MD, PhD at the Military Medical Institute, Prof. Elzbieta Wiatr, MD, PhD at the National Tuberculosis and Lung Diseases Research Institute and Dr. Aleksandra Szczensa, MD, PhD at the Mazovian Center of Pulmonary Diseases and Tuberculosis in Otwock.

There will be four study treatment arms: one monotherapy arm, two chemotherapy arms (L-DOS47 + vinorelbine and L-DOS47 + vinorelbine with cisplatin) and one combination radiotherapy arm. Each eligible patient will be enrolled into one of these treatment arms according to the treatment arm-specific inclusion criteria. Patients will receive multiple weekly doses of L-DOS47, administered as an intravenous infusion, with or without combination therapy. L-DOS47 will be administered weekly over 14 days, followed by seven days' rest (one treatment cycle is three weeks). At each dose level, patients in the monotherapy arm will be treated first, followed at least three weeks later by patients in the chemotherapy and radiotherapy arms. Thus, the monotherapy cohort will remain one dosage increment ahead of the chemotherapy and radiotherapy cohorts. Once the MTD of L-DOS47 has been determined in Phase I, an estimated 20 patients will be enrolled into each therapy arm to evaluate the preliminary efficacy of L-DOS47.

The total number of patients to be enrolled in the study will ultimately depend on how many ascending dose levels are required to reach MTD; however, based on its pre-clinical work, the Company currently anticipates that the study will enroll an estimated 280 patients. Study patients will be male or female, at least 18 years of age, with histologically confirmed non-small cell lung cancer. Patients will have an Eastern Cooperative Oncology Group (“ECOG”) performance status of 0 – 2 at the screening visit for this study, and will have at least one site of measurable disease per RECIST v1.1.

Efficacy evaluation of L-DOS47 will be based upon response rate using the RECIST version 1.1 criteria, disease progression and survival. Monitoring will include radiologic evaluations every second treatment cycle. For all patients (Phase I and II), treatment with L-DOS47 will continue until the patient experiences disease progression or unacceptable toxicity, the patient withdraws consent, or the patient has completed four treatment cycles and does not wish to continue with additional cycles, whichever occurs first. After four treatment cycles, at the discretion of the investigator and in consultation with the medical monitor, patients who experience clinical benefit may be eligible to continue L-DOS47 for as long as the treatment is well tolerated and the clinical benefit is sustained.

Proceeding with the European Phase I/II Clinical Study and the U.S. Phase I Clinical Study

Helix plans to prioritize its current capital resources to at least initiate both its Phase I/II European clinical study and its Phase I U.S. clinical study, even though it will require additional capital in order to see both studies through to completion. Raising sufficient capital is not assured. (See Item 5B – Liquidity and Capital Resources and Item 3D – Risk Factors – Helix has additional financing requirements and requires access to capital, which may not be available, as a result of which there can be no assurance that the Company will be able to carry out its business plan and continue as a going concern.) As at the date of this Annual Report, pre-study logistical preparations are still ongoing for the Polish L-DOS47 clinical study, and patient recruitment will likely be postponed from this fall to the upcoming year. Preparations are underway for the planned U.S. Phase I study, also with a view to initiating patient recruitment in the upcoming year. The Company is still in the process of gathering the required third-party service provider costing proposals to execute its planned U.S. Phase I study and it has not yet committed the funds necessary to initiate the U.S. study.

As was reported in the Company’s Management Discussion & Analysis for the third quarter of fiscal 2011, the Company has refined its study timelines based on discussions with its third-party service providers for both trials, and now estimates that its planned U.S. Phase I and Polish Phase I/II studies will have durations of not less than 30 and 36 months after commencement of patient enrolment, respectively, followed by analysis and reporting of the study results in each case. These estimates are based on a number of assumptions, including without limitation, that the Company will obtain the requisite financing to complete the studies in a timely manner, and the studies will be completed in accordance with current schedules. Such schedules are in turn based upon certain estimates, including patient availability, recruitment rate, and the number of patients required to reach MTD. There can be no assurance that any of these assumptions or estimates will be realized, or that other risks and uncertainties will not occur, and the actual duration of the studies could differ materially from these estimates. The studies may also be terminated early or suspended due to a number of risks, including without limitation, lack of financing, poor interim results, the occurrence of serious adverse events, failure to obtain sufficient quantities of study drugs and other events beyond our reasonable control. Suspension or early termination of our trials due to adverse events could have a material adverse effect on the Company.

Commercialization

Helix’s objective for the commercialization of L-DOS47 is to enter into a strategic alliance with an appropriate pharmaceutical company at some point in the future. While Helix has planned to endeavor to generate value-adding clinical findings demonstrating the safety and efficacy of L-DOS47 in patients before doing so, a strategic alliance may be established at any point in the development process, if available and the Company considers it advantageous to do so.

Market and Competition

Helix believes that there is a substantial market opportunity for L-DOS47 given that (i) its target therapeutic indication, inoperable, locally advanced, recurrent or metastatic NSCLC, represents a significant and unmet medical need worldwide and (ii) leading therapeutics for such oncology applications have commonly been high revenue generators for the pharmaceutical sector.

Based on information published in “Cancer Facts and Figures 2011” by the American Cancer Society (www.cancer.org), Helix estimates the incidence of inoperable, locally advanced, recurrent or metastatic NSCLC to currently be an estimated 160,000 people annually in the U.S. alone.

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

In the cases of inoperable, locally advanced, recurrent or metastatic NSCLC, treatment strategies consist of one or more of today’s leading chemotherapeutic drug regimens for lung cancer (e.g. platinum therapy together with certain leading chemotherapeutic drugs) used in combination with thoracic radiation therapy. Typically, these regimens relieve symptoms and, at best, delay progression of the disease.

Technological competition from pharmaceutical companies, biotechnology companies and university researchers is intense and is expected to increase. Many competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Company, providing them with a competitive advantage over the Company.

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

In December 2000, the Company signed an agreement with Schering, granting it the option to obtain an exclusive worldwide license to use the Company’s Biphasix™ technology in pharmaceutical products containing interferon-alpha. As part of the agreement, Schering agreed to supply to the Company, at no charge, a quantity of interferon alpha-2b for use in the Company’s Topical Interferon Alpha-2b development program as approved by Schering, which Helix has agreed to use diligent efforts to conduct. Helix may require additional interferon alpha-2b beyond the quantity originally stated in the agreement, which will require Schering’s written approval. Schering’s option may be exercised at any time up to 60 days following its receipt of notice of the successful completion of Phase III clinical trials. Included in the option agreement are terms for the grant of a license to Schering for the life of the associated patents, which provides for milestone payments and royalties on Topical Interferon Alpha-2b product sales. Helix’s issued patents relating to Biphasix™ technology have expiration dates ranging from 2013 through 2020 in the United States. Helix also currently has a patent pending in the United States, relating to Biphasix™ technology, that, if issued, would be expected to expire in 2028. Helix has also filed patent applications relating to Topical Interferon Alpha-2b in Europe and in other countries, and may file further applications in Europe, the United States and elsewhere. If issued, these additional patents may further extend the term of any license granted to Schering. In the event that Schering exercises its option, the parties shall have a period of ninety (90) days to negotiate in good faith and enter into a mutually acceptable license agreement for Topical Interferon Alpha-2b. If Schering exercises its option, the license agreement shall incorporate the following license fees and royalties:

License fees (U.S. Dollars)

$250,000	Exercise of option (within 60 days of Phase III completion)
$500,000	NDA filing in the U.S. for Primary Indication
$500,000	HRD filing in the EU for Primary Indication
$2 million	NDA approval in the U.S. for Primary Indication
$1 million	HRD approval in the EU for Primary Indication
$2 million	NDA approval in the U.S. for Secondary Indication
$1 million	HRD approval in the EU for Secondary Indication
$3 million	When Net Sales first reach $50 million per year
$5 million	When Net Sales first reach $100 million per year
$8 million	When Net Sales first reach $150 million per year
--------
$23.25 million	Maximum total fees

Each of the above license fees is only payable once on the first occurrence of the relevant triggering event. No fees have been paid to date as Schering has not yet exercised its option.

Royalties (U.S. Dollars)

5% on Net Sales up to $50 million
6% on Net Sales between $50-$100 million
7% on Net Sales over $100 million

The option agreement will terminate on the expiry of 60 days following Schering’s receipt of notice of the successful completion of Phase III clinical trials, or in the event of material breach by either party, 30 days after the non-breaching party has given notice of the breach and such breach remains uncured.

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

The study enrolled 20 patients and a group of 21 untreated women were separately studied as a control population with the expectation of giving a meaningful comparison for assessing the impact of treatment with Topical Interferon Alpha-2b, against the standard of care for newly diagnosed LSIL patients, which is no treatment.

On March 30, 2007, the Company announced positive results from the study. Nearly half (46.7%) of the women in the treated per-protocol population experienced resolution of their abnormal Pap smears, compared with only 15.8% of the per-protocol control subjects. Furthermore, the relative difference in the Pap-response rate improved substantially when only the more advanced PapIIID per-protocol women were analyzed. In this subset, none (0.0%) of the untreated control subjects experienced normalization of their Pap smear versus 42.9% of the treated patients. However, the Company subsequently learned that an unconventional reporting practice was applied by the cytology laboratory involved in the study in interpreting the Pap smear results of the patients in this study. In light of this, the Company reassessed the Pap smear results according to standard reporting practices, which demonstrated an increased Pap-response rate in the women that participated in the study relative to that which was previously reported. Accordingly, 58.3% of the women in the treated per-protocol population actually experienced resolution of their abnormal Pap smears, compared with 36.8% of the per-protocol control subjects. Similarly, 57.1% of the PapIIID per-protocol subset of treated women experienced normalization of their Pap smear versus 28.5% of the untreated PapIIID per-protocol control subset. Beyond the Pap-response rate efficacy parameter, all other efficacy parameters evaluated showed the same tendency in favour of treatment. For example, 60% of the treated women experienced resolution of their associated abnormal cervical findings upon colposcopic diagnosis versus only 9.5% of the untreated women.

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

Helix plans to progress to randomized, placebo-controlled, double-blind trials to evaluate the product in an expanded patient population in patients with low-grade cervical lesions (CIN 1 or CIN 2). Helix wishes to perform two parallel pivotal efficacy trials, one in the U.S. as a Phase II/III trial and another one in Europe as a confirmatory Phase III trial, requiring approximately 500 patients per trial over an estimated two-year duration for each trial, in order to support marketing authorizations. Helix has determined that the Phase III trial will be in Germany, or another country in Europe. On October 19, 2010, Helix announced that it had filed its IND with the FDA for the planned U.S. Phase II/III trial, and also provided further particulars of its proposed trial design in such announcement. On November 19, 2010, Helix provided a status update on this IND application, indicating that it had been placed on “clinical hold” by the FDA pending submission of satisfactory additional product analytical information by Helix. On October 12 2011, Helix announced that it had filed its full response to the FDA and is awaiting the outcome of the FDA review.

Helix is continuing its activities toward filing its CTA for a European Phase III trial. Helix plans that the results of its U.S. Phase II/III trial and the results of its European Phase III trial, if successful, will be submitted together in order to seek U.S. and European marketing authorizations for the product for this indication.

In addition to needing regulatory approvals and sufficient financing to conduct the proposed U.S. and European trials, the Company also requires strategic partner support prior to proceeding with the trials. Even if the Company receives regulatory approval for either its proposed U.S. Phase II/III trial or its proposed European Phase III trial, the Company will not be able to go ahead with the trials without sufficient funding beyond the Company’s current capital resources, as well as strategic partner support. Regulatory approval, raising of sufficient capital or securing suitable strategic partner support are not assured. Obtaining strategic partner support would also involve revising our agreement with Schering, which will require their consent. Helix is postponing hiring the necessary contract research organizations and study support resources to execute the proposed U.S. Phase II/III and European Phase III trials until after the necessary regulatory approvals, financing and strategic partner support are obtained. Accordingly, the Company does not currently have an estimated timeline for commencement or completion of these trials.

Helix has entered into an agreement with a contract manufacturing organization, CPL, to scale-up the Topical Interferon Alpha-2b GMP production process to a 100 Kg batch manufacturing scale as a level it has deemed suitable for the planned U.S. Phase II/III and European Phase III trials. Pursuant to this agreement, CPL is to provide the Company with batches of Topical Interferon Alpha-2b for use in clinical trials. Prices are on a per-batch basis. As this agreement is intended to continue after the Phase II/III and Phase III trials currently contemplated, it is not possible for Helix to estimate the total amount it will ultimately pay to CPL. Helix may terminate the agreement at any time on ninety (90) days’ notice. In addition, either party may terminate the agreement (i) due to an uncured material breach of the other party, (ii) within certain timelines in respect of a force majeure event which affects the other party’s performance, (iii) in respect of the other party’s insolvency, including certain compromises with creditors, or (iv) on the other party’s dissolution or ceasing to carry on business. In fiscal 2011, the manufacturing site was moved from the United States to Ontario and the contract was amended to change the manufacturer to CPL Canada.

Topical Interferon Alpha-2b (ano-genital warts (“AGW”))

Helix has also investigated the use of Topical Interferon Alpha-2b for the treatment of patients with ano-genital warts. In fiscal 2010, the Company completed a Phase II clinical trial for this indication, at multiple centers in Sweden and Germany. An analysis of the primary study endpoint as well as the secondary efficacy endpoints showed no statistically significant treatment effects between the treatment and the placebo groups. Topical Interferon Alpha-2b was, however, very well tolerated. Local skin reactions (e.g., itching, burning or pain) in both groups were mostly absent or mild, and there were no treatment-related serious adverse events, which was consistent with previous clinical findings with Topical Interferon Alpha-2b. The Company has not yet determined its next steps forward for this indication, if applicable. Currently, the Company is not allocating resources to this indication.

Topical Interferon Alpha-2b (other indications)

In addition to the use of Topical Interferon Alpha-2b as a treatment for HPV-induced cervical lesions, we believe that there is potential to develop the product for additional indications. However, the Company is not allocating resources to evaluating other potential clinical indications at this time.

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

Market and Competition

Helix believes that there is a considerable and untapped marketplace for Topical Interferon Alpha-2b as a treatment for the millions of women annually suffering from HPV-induced low grade cervical lesions. As such, Topical Interferon Alpha-2b could have the potential to offer a form of preventative pharmaceutical therapy in the cervical cancer field where virtually none exists today.

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

Helix is not aware of any other interferon alpha-2b cream product under development today, although there are other products being developed by our competitors, which are also intended to treat such cervical diseases. Helix believes that its Biphasix™ formulation is specialized and unique among today’s dermal delivery vehicles in being able to offer a stable cream dosage form capable of delivering interferon alpha-2b into the skin and mucosal tissues.

Helix believes that the main products which may offer noteworthy competition for Topical Interferon Alpha-2b as a treatment for cervical HPV infections are HPV vaccines. Companies such as Merck and Glaxo have developed vaccines that are designed to protect against infection from several specific subtypes of HPV. Merck’s product, Gardasil®, is sold in a number of countries, including the United States. Gardisil® has also received approval from Health Canada as a treatment to prevent genital warts in males aged 9 to 26. Glaxo’s product, Cervarix®, is also sold in a number of countries, including the United States, as a vaccine for girls and women. Merck is also developing a new broad spectrum HPV vaccine, V503, which is presently under Phase III clinical development.

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

The following is a non-exhaustive list of some of the companies which, based on publicly available information, are developing products which offer competition for Helix’s Topical Interferon Alpha-2b: Photocure, Erimos Pharmaceuticals, Eisai Pharmaceuticals, Transgene S.A., Akela Pharma, Foamix Ltd. together with BioMAS Ltd., and Nanovir LLC.

The competitive impacts of these and similar products on Helix’s market penetration with its Topical Interferon Alpha-2b remain to be determined, if and when commercialized. However, it should be noted that many competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Company, which provides them with a competitive advantage over the Company.

Revenue Generating Activities

The following table summarizes the Company’s revenue by category for the fiscal years ended July 31:

	2011	2010	2009
Product revenue	$ 4,406,000	$ 3,925,000	$ 3,244,000
License fee and royalty revenue	126,000	509,000	597,000
	$ 4,532,000	$ 4,434,000	$ 3,841,000
Percentage of product revenue generated by the top five customers	59%	58%	65%
Percentage of license fees and royalty revenues represented by Helsinn	100%	100%	85%

The following table summarizes the revenues by geographic region for the fiscal years ended July 31:

	2011	2010	2009
Canada:
Product revenue	$ 4,025,000	$ 3,606,000	$ 3,057,000
License fee and royalty revenue	–	–	–
United States:
Product revenue	381,000	319,000	187,000
License fee and royalty revenue	–	–	89,000
Europe:
Product revenue	–	–	–
License fee and royalty revenue	126,000	509,000	508,000
	$ 4,532,000	$ 4,434,000	$ 3,841,000

License fee and royalty revenue originating outside of Canada represents royalty revenues earned by the Company’s Irish subsidiary and the licensing of technology to Lumera Corporation, a U.S. company. The license to Lumera Corporation terminated on December 19, 2008. Effective December 1, 2010, the Company entered into an agreement to sell certain international Klean-Prep® rights to Helsinn which resulted in no longer earning royalty revenues from the sale of Klean-Prep® in Europe. See the section below on International Licensing related to Klean-Prep®. The preponderance of the Company’s capital assets are located in Canada.

Drug Distribution in Canada

The Company distributes the following products in Canada:

  Orthovisc® and Monovisc®, treatments for osteoarthritis of the knee;

  Normacol® and Klean-Prep®, gastrointestinal products; and

  Imunovir®, an immune system modulating drug.

The Company will cease distribution of Normacol® once current inventory runs out. In the last three fiscal years, revenue from sales of Normacol® represented 3.7% or less of the Company’s total product revenue.

The Company has an exclusive distribution agreement with Anika Therapeutics for the distribution of Orthovisc® and Monovisc® in Canada. On November 29th, 2011, the Company amended its agreement with Anika for a term of four years, expiring on December 31, 2014.

In January 2010, the Company signed a four year renewal contract with Newport Pharmaceuticals for the exclusive distribution of Imunovir® in Canada. Revenues from Imunovir® have represented 9.1% or less of total product revenue in each of the last three fiscal years.

Operations

All customer service, warehousing and distribution activities are subcontracted to a third-party. The Company believes it could timely replace this relationship with one of similar quality and expense if needed.

Marketing

Products are marketed to Canadian physicians and selected pharmacists via a combination of sales representatives and targeted direct mail programs aimed at maintaining product awareness and providing information about new treatment indications and pricing. Orthovisc® has direct representation in all of the major Canadian markets, while Klean-Prep® is currently promoted primarily in Ontario.

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

The Company is experiencing competition to sales of its Klean-Prep® in Canada. The competing products are perceived as being easier to use with equivalent efficacy. To date the Company has not experienced any downturn in sales due to these competitors. While the Company is not aware of imminent additional entries into this marketplace, other companies may begin to consider entering this therapeutic area based on recent growth rate.

Orthovisc® has been facing competition from single-injection products. These single-injections products are more convenient for patients versus the 3-injection regimen of Orthovisc®. However, several physicians have reported to the Company that based on their clinical impressions, there is a perceived reduction in efficacy of single-injection products. Nevertheless, the Company commenced distribution of Monovisc®, a single-injection product, in fiscal 2010 which has helped the Company recapture lost sales.

Product Revenue

Revenue is expected to increase marginally in the foreseeable future. The Company continues to actively pursue new product opportunities. Some capacity currently exists for the addition of new products within the existing infrastructure without the need to incur additional fixed costs. All product revenue is generated from sales to third-party customers.

The Company’s revenues by product, and license fees and royalties, for the following years ending July 31 are as follows:

	2011	2010	2009
Product revenue:
Orthovisc® - $	$1,310,000	$1,321,000	$1,592,000
Orthovisc® - %	28.9%	29.8%	41.4%

Monovisc® - $	$1,061,000	$794,000	$–
Monovisc® - %	23.4%	17.9%	–

Klean-Prep® - $	$1,512,000	$1,349,000	$1,250,000
Klean-Prep® - %	33.4%	30.4%	32.5%

Immunovir® - $	$411,000	$330,000	$235,000
Immunovir® - %	9.1%	7.4%	6.1%

Normacol® - $	$129,000	$163,000	$195,000
Normacol® - %	2.8%	3.7%	5.1%

Returns, discounts and allowances - $	$(17,000)	$(32,000)	$(28,000)
Returns, discounts and allowances - %	-0.4%	-0.7%	-0.6%
Total product revenue - $	$4,406,000	$3,925,000	$3,244,000
Total product revenue - %	97.2%	88.5%	84.5%
License fees and royalties:
Klean-Prep® - $	$126,000	$509,000	$508,000
Klean-Prep® - %	2.8%	11.5%	13.2%

Biochip Technology - $	$–	$–	$89,000
Biochip Technology - %	–	–	2.3%
Total license fees and royalties - $	$126,000	$509,000	$597,000
Total license fees and royalties - %	2.8%	11.5%	15.5%
Total revenues - $	$4,532,000	$4,434,000	$3,841,000
Total revenues - %	100.0%	100.0%	100.0%

International Licensing

Klean-Prep®

Effective December 1, 2010, the Company no longer earns royalties from Helsinn on the sale of its proprietary gastro-intestinal lavage product Klean-Prep®. In December, 2010 the Company entered into an agreement to transfer certain international Klean-Prep® rights to Helsinn. The parties also entered into a new supply agreement where Helsinn will supply Klean-Prep® to the Company with terms extending over a ten-year period, subject to certain performance conditions. Upon closing, Helsinn paid Helix a sum of 1 million Euros in exchange for the world-wide rights, title and interest in Klean-Prep®, excluding the United States and Canada. Helsinn has the right to purchase the U.S. rights to Klean-Prep® for 900,000 Euros, and was granted a royalty-free license to achieve U.S. commercialization of Klean-Prep®. Helsinn’s right to purchase the U.S. rights and its royalty free U.S. license to Klean-Prep® will expire if Helsinn does not achieve U.S. commercialization by December, 2012, or if Helsinn does not pay the 900,000 Euros in accordance with a pre-determined schedule within two years after U.S. commercialization. Helix has retained the Canadian rights to Klean-Prep® and continues to distribute the product in Canada.

Biochip Technology

Effective December 19, 2008, Lumera Corporation terminated its sub-license from Helix of biochip technology and paid the required termination payment of US$75,000. The Company no longer develops any biochip technology.

Research and Development Contract Revenue

The Company currently has no plans to contract its research and development services out to third parties and is focusing its resources on the development of the Company’s L-DOS47 and Topical Interferon Alpha-2b.

Royalty and In-licensing Commitments

License Agreement with National Research Council

Helix announced on May 2, 2005 that it had begun to develop its lung cancer-specific drug compound L-DOS47. For this purpose, Helix entered into a worldwide exclusive license with the NRC, through which it obtained the right to combine an antibody that binds to NSCLC cells, and predominantly those of the adenocarcinoma type with minimal cross reactivity to other tissues with Helix’s DOS47 technology. Unless earlier terminated pursuant to the license agreement, the license terminates when the last patent right related to the licensed technology expires, on a country-by-country basis. The Company is required to pay a royalty of 3% of net sales, with a minimum royalty of $10,000 per year. The Company is also required to make certain milestone payments as follows: $25,000 upon successful completion of Phase I clinical trials; $50,000 upon successful completion of Phase IIb clinical trials; $125,000 upon successful completion of Phase III clinical trials; and $200,000 upon receipt of market approval by a regulatory authority. The license was subsequently amended to include an additional patent application which the Company is no longer pursuing. Patent applications in respect of the antibody originally licensed have been filed in Canada, the United States, and other countries. As announced on March 2, 2011, the NRC was issued a U.S. patent in respect of this antibody. See Research and Development Activities – L-DOS47 above.

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

Other Agreements

In addition to the foregoing, the Company also has the following royalty commitments:

  payment commitments to the University of Saskatchewan Technologies Inc. in respect of the licensing or sale by the Company of any prospective products which utilize the Biphasix™ technology and contain prostaglandin E1. The Company does not currently contemplate developing any such products; and

  an agreement dated July 10, 2000, pursuant to which the Company pays a sliding scale percentage based fee to RFB Associates (“RFB”)in the event a healthcare acquisition or product license is consummated between the Company and a company introduced by RFB. As a result of introducing the Company to Anika Therapeutics which resulted in the finalizing of an in-license arrangement for the rights to distribute Anika Therapeutics’ product in Canada, the Company pays RFB a percentage-based fee. The fee is 5% of the consideration paid to Anika Therapeutics by the Company, up to and including $1,000,000; plus 4% in excess of $1,000,000 and up to $2,000,000; plus 3% in excess of $2,000,000 and up to $3,000,000; plus 2% in excess of $3,000,000 and up to $4,000,000; plus 1% in excess of $4,000,000. The agreement is subject to a minimum royalty of $25,000 and can be terminated by either party on 30 days prior notice except for any fees associated to an arrangement which was previously consummated.

Pharmaceutical Regulatory Environment

New drug development

Helix conducts drug development within a highly regulated environment. Regional and country specific laws and regulations define the data required to show safety and efficacy of pharmaceutical products, as well as govern testing, approval, manufacturing, labeling and marketing of drugs. These regulatory requirements are a major factor in determining whether a marketable product may be successfully developed and the amount of time and expense associated with this development.

For a pharmaceutical company to launch a new prescription or non-prescription drug, whether innovative (original) or a generic version of a known drug, it must demonstrate to the applicable national regulatory authority (the “Applicable Regulatory Authority”) in each country in which it intends to market the new drug, such as the FDA in the United States and Health Canada in Canada, that the drug is both effective and safe. The regulatory process for new drug approvals in each of the United States, Canada and Europe is among the most rigorous in the world, and many other jurisdictions follow a similar process. This regulatory process generally comprises the following stages described below.

A potential new drug must first undergo pre-clinical testing in the laboratory (“in vitro studies”) and in animal models of the targeted disease or condition (“in vivo studies”) before being evaluated in humans (“clinical studies”). Pre-clinical studies primarily involve in vitro evaluations of the therapeutic activity of the drug and in vivo evaluations of the pharmacokinetic, metabolic and toxic effects of the drug in selected animal models.

Based on data generated during pre-clinical studies, extrapolations will be made to evaluate the potential risks versus the potential benefits of use of the drug candidate in humans under specific conditions of use. Upon successful completion of the pre-clinical studies, the drug candidate will undergo a series of evaluations in humans, including healthy volunteers and patients with the targeted disease or condition.

Before undertaking clinical studies, the pharmaceutical company sponsoring the new drug must submit to the Applicable Regulatory Authority an IND submission (in the United States), a CTA (in most European countries) or the equivalent in other jurisdictions. The application must contain specific information including the results of the pre-clinical tests completed at the time of the application. Since the method of manufacture may affect the efficacy and safety of a drug, information on manufacturing methods and standards and the stability of the drug candidate and dosage form must also be presented.

The activities which are typically completed prior to obtaining approval for marketing and sale may be summarized as follows:

  Pre-clinical studies: Conducted using laboratory in vitro testing and testing in animal models of the targeted disease or condition to gain data on the efficacy and metabolism of the therapeutic as well as to identify potential safety issues.

  Filing of an IND, CTA or equivalent: The pre-clinical results are submitted to the Applicable Regulatory Authority for approval prior to testing in humans.

  Phase I Trials: Studies are conducted on a small number of human subjects to assess safety and the patterns of drug distribution and metabolism in the body. Normally, the initial human testing is conducted on. In some cases, Phase I trials will also include patients having the targeted disease or condition: these trials are referred to as Phase I/II trials and may show efficacy results typically obtained in Phase II studies. Upon the completion of Phase I, and every Phase thereafter, the drug sponsor must submit the results of such Phase to, and obtain approval from, the Applicable Regulatory Authority before proceeding to the next Phase of the Clinical Trial.

  Phase II Trials: Studies are conducted on groups of patients with the targeted disease or condition in order to develop efficacy, dosages and additional safety data. Typically, a Phase IIa trial uses escalating dose groups and a Phase IIb trial uses a specific dosage with a larger number of patients than a Phase IIa trial, and adds a placebo arm to the trial.

  Phase III Trials: Large, multi-center, well-controlled studies are conducted on patients having the targeted disease or condition in order to provide statistically relevant proof of efficacy and safety of the therapeutic. Phase II/III trials refer to a combined trial where efficacy and safety are demonstrated.

Following Phase III, the drug sponsor submits a Marketing Authorization Application or equivalent to the Applicable Regulatory Authority for marketing approval. The application typically includes the results of the preclinical and clinical testing, together with manufacturing and controls information. The application is reviewed by the Applicable Regulatory Authority, and if approved, the drug is authorized for sale in the given country or jurisdiction.

Additional government regulation

In addition to the governmental approvals required in connection with the development of new drugs, governmental regulation in each applicable country or jurisdiction generally regulates research and laboratory procedures (including experimental testing on animals and disposal of potential or actual hazardous materials), clinical studies, manufacturing procedures, marketing, advertising and distribution methods, and industry sponsored scientific and educational activities, all of which significantly increases the level of difficulty and the costs involved in obtaining and maintaining the regulatory approval for marketing new and existing products.

Moreover, once the drug is approved for the market, the Applicable Regulatory Authority may impose restrictions on the marketing and sale of the product, including seizure or recall of the product and suspension or withdrawal of approval, if pre-marketing or post-marketing regulatory standards are not complied with or if there are problems with the product after it reaches the market. The Applicable Regulatory Authority may also require post-marketing studies to monitor the effect of an approved drug, and may impose restrictions on the marketing and sale of such drug based on the results of such studies.

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

We seek intellectual property protection in various jurisdictions around the world. We own patents and patent applications relating to our products and technologies in the United States, Canada, Europe, and other jurisdictions. We own trade-mark rights and registrations associated with our Klean-Prep® and Biphasix™ technologies in North America; provided, however, that Helsinn has the right to purchase the U.S. rights to Klean-Prep®, on certain terms and conditions. See Item 4.B. Business Overview - International Licensing - Klean-Prep®. The scope and duration of our intellectual property rights vary from country to country depending on the nature and extent of our intellectual property filings, the applicable statutory provisions governing the intellectual property, and the nature and extent of our legal rights. We will continue to seek intellectual property protection as appropriate. We require our employees, consultants, outside scientific collaborators, and sponsored researchers to enter into confidentiality agreements with us that contain assignment of invention clauses outlining ownership of any intellectual property developed during the course of the individual’s relationship with us.

The Company currently owns or has licensed 13 U.S. patents, of which seven are patents owned by the Company in respect of the Biphasix™ technology, two are patents owned by the Company in respect of the DOS47 technology, one is licensed from NRC in respect of the antibody component of L-DOS47, and the remaining are patents owned or licensed by the Company with respect to other technologies not currently under development by Helix. With respect to non-U.S. patents, the Company owns three Biphasix™ related patents and 11 DOS47 related patents, issued in various jurisdictions around the world. The Company also owns or licenses numerous patent applications pending in the United States, and worldwide in respect of DOS47 and Biphasix™. The Company’s patent applications include one U.S. patent application (claiming priority to a U.S. application filed in 2007), and its corresponding foreign applications, that the Company owns and is prosecuting with a view to further strengthening its patent portfolio for Topical Interferon Alpha-2b, specifically for the cervical LSIL indication.

In the case of the Biphasix™ technology, three of the above-mentioned U.S. patents are scheduled to expire in 2013. While the Company owns and is prosecuting the above-mentioned U.S. patent application in respect of Topical Interferon Alpha-2b, specifically for the cervical LSIL indication, a patent may not issue from such patent application. If such patent is issued, Schering will be a joint owner. The failure of such patent to issue may adversely affect the further development of Topical Interferon Alpha-2b, including by reason of the possibility that Schering may determine not to provide the Company with further quantities of interferon alpha-2b beyond the quantity originally agreed to, and/or may determine not to exercise its option to obtain a worldwide, exclusive license to make, have made, export, use, offer for sale and sell pharmaceutical products containing alpha interferon in combination with the Biphasix™ technology, See also ITEM 3.D – Risk Factors.

4.C. Organizational Structure

The Company was amalgamated on July 31, 1995 under the CBCA. As of April 30, 2008, the Company reorganized its corporate structure.

The following table summarizes the Company’s wholly owned subsidiaries at July 31, 2011:
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

The Company leases 8,400 sq. ft. of laboratory premises located in Saskatoon, Saskatchewan under a lease that expires on January 31, 2012. The laboratory is currently being used for the further development of Topical Interferon Alpha-2b.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of Helix for the years ended July 31, 2011, 2010, and 2009 and the accompanying notes thereto, which have been prepared in accordance with Canadian GAAP.

5.A. Operating Results

Overview

Helix BioPharma Corp. is a Canadian biopharmaceutical company mainly focused in the field of cancer therapy. The Company is actively developing products for the treatment and prevention of cancer based on its proprietary technologies. Helix’s product development initiatives include its L-DOS47 and Topical Interferon Alpha-2b new drug candidates. Our research and development activities are currently being financed primarily by the issuance of our common shares. Ongoing revenue consists of product revenue from the distribution in Canada of Klean-Prep®, Orthovisc®, Monovisc®, Imunovir® and Normacol®. The Company commenced distribution of Monovisc® in the first quarter of fiscal 2010. The Company will cease distribution of Normacol® once current inventory runs out. In the last three fiscal years, revenue from sales of Normacol® represented 3.7% or less of the Company’s total product revenue.

As the majority of the Company’s resources are focused on two emerging drug products in the development stage, the Company expects to incur additional losses for the foreseeable future and will require additional financial resources. The continuation of the Company’s research and development activities and the commercialization of its products is dependent upon the Company’s ability to successfully complete its research and development programs, protect its intellectual property, obtain strategic partner support and finance its cash requirements on an ongoing basis. The Company’s current capital resources are insufficient to execute all of its planned clinical trials, consisting of the proposed U.S. Phase I and Polish Phase I/II clinical studies for L-DOS47 and the proposed U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions), referred to below. Helix announced on February 7, 2011 that it received approval from the FDA to conduct its planned U.S. Phase I clinical study with L-DOS47, and on July 25, 2011, Helix announced it received approval from the Central Register of Clinical Trials at the Polish Ministry of Health to perform its Polish Phase I/II clinical study. The Company plans to prioritize its current capital resources to initiating these studies. The Company will require additional capital in order to see both studies through to completion. If the amount of capital raised is insufficient to fund all of the Company’s research and development initiatives, management will be required to delay or discontinue one or more of its product development programs. It is not possible to predict the outcome of future research and development activities or the financing thereof. See Liquidity and Capital Resources below.

In fiscal 2011, the Company completed three private placements for total net proceeds of $15,393,000. A total of 7,101,084 common shares and warrants to purchase up to an additional 7,101,084 common shares were issued.

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

Stock-Based Compensation

The Company accounts for stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees in accordance with the recommendations of The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments” (“Section 3870”). Section 3870 established standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to employees and non-employees. The fair value of stock options is measured at the grant date using the Black-Scholes option pricing model and the compensation cost is amortized over the options’ vesting period for employee awards and the service period for non-employee awards. Forfeitures are accounted for as they occur.

Impairment of Long-Lived Assets

The Company’s long-lived assets include capital assets and intangible assets with finite lives. The Company considers a two-step process to determine whether there is impairment of long-lived assets held for use. The first step determines when impairment is recognized while the second measures the amount of the impairment. An impairment loss is recognized when the carrying amount on a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. The Company reviews long lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company recorded an impairment charge during the year ended July 31, 2011 of $nil (2010 – $nil; 2009 – $98,000). The impairment charge in fiscal 2009 and prior years all related to intellectual property.

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

Selected Annual Data

The following table depicts selected annual data for the fiscal years ended July 31:
	2011	2010	2009
Product revenue	$4,406,000	$3,925,000	$3,244,000
License fee and royalty revenue	126,000	509,000	597,000
Interest income, net	188,000	49,000	339,000
Research and development expense	$7,323,000	$10,715,000	$10,322,000
Operating, general and administration expense	4,434,000	3,176,000	3,917,000
Stock-based compensation expense	2,082,000	1,275,000	1,023,000
Foreign exchange gain / (loss)	(2,000)	(564,000)	(133,000)
Net loss for the year	$(11,348,000)	$(14,469,000)	$(14,102,000)
Deficit, beginning of year	(87,263,000)	(72,794,000)	(58,692,000)
Deficit, end of year	(98,611,000)	(87,263,000)	(72,794,000)
Basic and diluted loss per common share	$(0.17)	$(0.24)	$(0.27)
Weighted average number of common shares	65,321,170	59,123,321	52,001,636
Working capital	$19,470,000	$13,387,000	$15,296,000
Total assets	$24,371,000	$18,114,000	$19,319,000

Revenue

For the 2011 fiscal year, revenue consisted of:

  product revenue from the distribution in Canada of Klean-Prep®, Orthovisc®, Monovisc®, Immunovir® and Normacol® and

  royalty payments from Helsinn relating to its license of the Company’s Klean-Prep® technology.

The following table summarizes the Company’s revenue by category for the fiscal years ended July 31:
	2011	2010	2009
Product revenue	$4,406,000	$3,925,000	$3,244,000
License fee and royalty revenue	126,000	509,000	597,000
	$4,532,000	$4,434,000	$3,841,000
Percentage of product revenue generated by the top five customers	59%	58%	65%
Percentage of license fees and royalty revenues represented by Helsinn	100%	100%	85%

Product Revenue

Product revenue consists mainly of revenue from the sale in Canada of Klean-Prep®, Orthovisc® and Monovisc®. In fiscal 2011, product revenues were higher across all product categories except for marginal decreases in product revenue for both Orthovisc® and Normacol®. Monovisc® was a new product launch for the Company in the 2010 fiscal year.

License Fees and Royalties

License fees and royalties consist of fees received from Helsinn pursuant to a license agreement granting Helsinn the right to sell Klean-Prep®, and, in fiscal 2008, fees received from Lumera Corporation pursuant to an exclusive sub-license agreement with respect to the

Company’s biochip technology. Effective December 1, 2010, the Company no longer earns royalties from Helsinn on the sale of the Company’s proprietary gastro-intestinal lavage product Klean-Prep®. In December, 2010 the Company entered into an agreement to transfer certain international Klean-Prep® rights to Helsinn. See ITEM 4.B –Important Business Development – Business Overview – International Licensing above. The Company’s license arrangement with Lumera Corporation provided for certain minimum royalty payments. Lumera Corporation terminated this sub-license agreement effective December 19, 2008.

The following table summarizes the revenues by geographic region for the fiscal years ended July 31:
	2011	2010	2009
Canada:
Product revenue	$4,025,000	$3,606,000	$3,057,000
License fee and royalty revenue	–	–	–
United States:
Product revenue	381,000	319,000	187,000
License fee and royalty revenue	–	–	89,000
Europe:
Product revenue	–	–	–
License fee and royalty revenue	126,000	509,000	508,000
	$4,532,000	$4,434,000	$3,841,000

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

Stock-Based Compensation

Stock-based compensation expense consists of the ongoing amortization of compensation costs of stock options granted on July 31, 2011, August 17, 2010, December 14, 2009 and December 17, 2008, over the course of their vesting period.

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

The following table summarizes revenues per quarter for the fiscal years ended July 31:
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
Fiscal 2011	$1,205,000	$1,188,000	$1,089,000	$1,050,000	$4,532,000
Fiscal 2010	$1,020,000	$1,121,000	$1,114,000	$1,179,000	$4,434,000
Fiscal 2009	$1,119,000	$863,000	$924,000	$935,000	$3,841,000

In fiscal 2011, the Company generated revenues from the distribution in Canada of Klean-Prep®, Orthovisc®, Monovisc®, Imunovir® and Normacol®, and from royalty payments pursuant to Helsinn’s license of Klean-Prep®. Effective December 1, 2010, the Company assigned certain international Klean-Prep® rights to Helsinn and no longer receives royalty revenue. See Item 4.B. Business Overview – Revenue-Generating Activities – International Licensing – Klean–Prep®. License revenue from Lumera Corporation terminated with the termination of the license on December 19, 2008.

Revenue during fiscal 2010 has remained stable over the quarters but has increased when compared to fiscal 2009 and 2008 as a result of the Company commencing distribution of Monovisc® in Canada in the first quarter of 2010.

Revenue during fiscal 2009 and 2008 has been relatively stable except for the increase in the third quarter of fiscal 2008 and the first quarter of fiscal 2009. In the third quarter of fiscal 2008, the Company received a minimum royalty payment of US$100,000 from Lumera Corporation and in addition experienced higher sales of Klean-Prep® in Canada. In the first quarter of 2009, the Company received a final payment from Lumera Corporation of US$75,000 when it provided the Company with notice of termination of its sub-license agreement with the Company.

The majority of product revenue consists mainly of revenue from the sale in Canada of Klean-Prep®, Orthovisc® and Monovisc®.

The following table summarizes net earnings (loss) per quarter for the fiscal years ended July 31:
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
Fiscal 2011	$(3,563,000)	$(2,231,000)	$(2,939,000)	$(2,615,000)	$(11,348,000)
Fiscal 2010	$(3,473,000)	$(3,675,000)	$(4,200,000)	$(3,121,000)	$(14,469,000)
Fiscal 2009	$(2,321,000)	$(4,252,000)	$(4,134,000)	$(3,395,000)	$(14,102,000)

Losses over the last twelve fiscal quarters have been steadily increasing and mainly reflect higher research and development expenditures with the exception of the fiscal 2011 quarters where the Company was more involved in the planning process to commence L-DOS47 clinical studies. In addition, the Company incurred various one time costs in the first three quarters of fiscal 2009 associated with the Form 20-F registration statement which was filed with the SEC.

The following table summarizes quarterly net loss per share for the fiscal years ended July 31:
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
Fiscal 2011	$(0.06)	$(0.03)	$(0.05)	$(0.03)	$(0.17)
Fiscal 2010	$(0.06)	$(0.06)	$(0.07)	$(0.05)	$(0.24)
Fiscal 2009	$(0.05)	$(0.08)	$(0.08)	$(0.06)	$(0.27)

Year Ended July 31, 2011 vs. Year Ended July 31, 2010

Results from operations

The Company recorded a loss of $11,348,000 and $14,469,000, respectively, for the fiscal periods ended July 31, 2011 and 2010, for a loss per common share of $0.17 and $0.24, respectively.

The lower loss in fiscal 2011 mainly reflects lower research and development expenditures and lower foreign exchange losses which were partially offset by higher operating, general and administrative costs and stock-based compensation in addition to a gain on sale of certain international Klean-Prep™ rights to Helsinn.

Revenues

Total revenues in fiscal 2011 were $4,532,000 and represent an increase of $98,000 or 2.2% when compared to total revenues in fiscal 2010 of $4,434,000. Product revenue contributed to the increase in revenue in fiscal 2011 when compared to fiscal 2010 and was offset by a decrease in license fees and royalties due to an agreement to assign certain international Klean-Prep® rights to Helsinn.

Product revenue

Product revenue in fiscal 2011 totalled $4,406,000 and represents an increase of $481,000 or 12.3% when compared to product revenue in fiscal 2010 of $3,925,000. Except for Normacol®, product revenues were higher across all products, with the majority of the increase reflected in the sales of Klean-Prep® and the combined product sales of Orthovisc® and Monovisc®.

License fees and royalties

License fees and royalties in fiscal 2011 totalled $126,000 and represent a decrease of $383,000 or 75.2% when compared to fiscal 2010. The Company entered into an agreement to assign certain international Klean-Prep® rights to Helsinn. The agreements with Helsinn are effective December 1, 2010 and as a result, Helix will no longer earn royalty revenue associated with Klean-Prep®, going forward.

Cost of sales

Cost of sales in fiscal 2011 and fiscal 2010 totalled $1,642,000 and $1,669,000, respectively. As a percentage of product revenues, cost of sales in fiscal 2011 and fiscal 2010 were 37.3% and 42.5%, respectively. The decrease in cost of sales on a percentage basis reflects the appreciation of the Canadian dollar versus both the U.S dollar and Euro and for the first two quarters of fiscal 2011, goods sold with a cost base of zero.

Research and development

The following table outlines research and development costs expensed and investment tax credits for the Company’s significant research and development projects for the fiscal years ended July 31:
	2011	2010	2009
DOS47	$5,674,000	$6,049,000	$4,389,000
Topical Interferon Alpha-2b	3,278,000	5,733,000	5,933,000
Research and development tax credits	(1,629,000)	(1,067,000)	–
	$7,323,000	$10,715,000	$10,322,000

Research and development expenditures in fiscal 2011 totalled $7,323,000 and represent a decrease of $3,392,000 or 31.7% when compared to fiscal 2010. For fiscal 2011, L-DOS47 expenditures totalled $5,674,000 and represent a 6.2% decrease when compared to fiscal 2010. Topical Interferon Alpha-2b expenditures totalled $3,278,000 and represent a 42.8% decrease when compared to fiscal 2010.

For fiscal 2010, L-DOS47 expenditures totalled $6,049,000 and represent a 37.8% increase when compared to fiscal 2009. Topical Interferon Alpha-2b expenditures totalled $5,733,000 and represent a 3.4% decrease when compared to fiscal 2009.

In fiscal 2011, the Company received research and development tax credits of $547,000 (2010 - $229,000; 2009 – nil). In addition, the Company recorded an investment tax credit receivable in fiscal 2011 of $1,967,000 (2010 - $838,000; 2009 – nil).

For the fiscal 2011 L-DOS47 expenditures, the L-DOS47 research and development expenditures reflect collaborative scientific research and clinical research expenditures associated with the applications for a Phase I IND to conduct a Phase I Clinical Study in the U.S. and a Polish Phase I/II CTA filing. In the last two fiscal quarters of fiscal 2011, the Company received approval for both the U.S and Polish applications.

For the fiscal 2011 Topical Interferon Alpha-2b expenditures, lower research and development expenditures are associated with both of the Company’s Topical Interferon Alpha-2b clinical programs having been completed. The Company has concentrated its efforts on resolving the FDA clinical hold associated with its application to conduct a U.S. Phase II/III IND trial for low-grade cervical lesions.

Operating, general and administration

Operating, general and administration expenses in fiscal 2011 totalled $4,434,000 and represent a increase of $1,258,000 or 39.6% when compared to fiscal 2010. The increase in operating, general and administrative expenditures mainly reflects higher investor relation fees and associated costs to increase the Company’s visibility and awareness in the U.S. capital markets, higher accounting and legal fees and additional stock exchange listing fees for both the Toronto and NYSE Amex stock exchanges.

Sales and marketing

Sales and marketing expenses in fiscal 2011 totalled $1,124,000 and represent a decrease of $1,000 or 0.1% when compared to fiscal 2010.

Amortization of intangible and capital assets

Amortization of intangible assets in both fiscal 2011 and 2010 totalled $nil. The Company took a write-down of intangible assets in the fourth quarter of fiscal 2009.

Amortization of capital assets in fiscal 2011 decreased $25,000 when compared to fiscal 2010.

Stock-based compensation

Stock-based compensation expense in fiscal 2011 totalled $2,082,000 and represents an increase of $807,000 when compared to fiscal 2010. The stock-based compensation expense in fiscal 2011 relates to the ongoing amortization of compensation costs of 1,164,000 stock options granted on July 29, 2011; 893,000 stock options granted on August 17, 2010; 968,000 stock options granted on December 14, 2009 and 2,070,000 stock options granted on December 17, 2008 over their vesting period. The stock options vest 25% on the date of grant and 25% at each anniversary date thereafter.

Interest income, net

Interest income totalled $188,000 in 2011 and $49,000 in 2010. The increase in interest income in fiscal 2011 reflects higher interest rates earned on deposits as well as increased cash balances.

Foreign exchange loss/gain

The Company recorded a foreign exchange loss of $2,000 in fiscal 2011 and $564,000 in fiscal 2010. Foreign exchange losses are mainly the result of the foreign currency translation of the Company’s integrated foreign operation in Ireland, cash balances as well as a value added value added tax (“VAT”) receivable, accounts payable and accrued liabilities, which are denominated in Euros.

Impairment of intangible assets

Impairment of intangible assets totaled $nil in both fiscal 2011 and 2010.

Income taxes

Income tax expenses totalled $334,000 in fiscal 2011 and $46,000 in fiscal 2010. Income taxes are mainly attributable to the Company’s operations in Ireland.

Year Ended July 31, 2010 vs. Year Ended July 31, 2009

Results from operations

The Company recorded a loss of $14,469,000 and $14,102,000, respectively, for the fiscal periods ended July 31, 2010 and 2009, for a loss per common share of $0.24 and $0.27, respectively.

The higher loss in fiscal 2010 mainly reflected higher research and development expenditures, stock-based compensation expense, lower interest income and a large foreign exchange loss which were offset by an investment tax credit.

Revenues

Total revenues in fiscal 2010 were $4,434,000 and represent an increase of $593,000 or 15.4% when compared to total revenues in fiscal 2009 of $3,841,000. Product revenue contributed to the increase in revenue in fiscal 2010 when compared to fiscal 2009 and was offset slightly by a decrease in license fees and royalties.

Product revenue

Product revenue in fiscal 2010 totalled $3,925,000 and represents an increase of $681,000 or 21.0% when compared to product revenue in fiscal 2009 of $3,244,000. Except for Normacol®, product revenues were higher across all products, with the majority of the increase reflected in the combined product sales of Orthovisc® and Monovisc®. The Company commenced the distribution of Monovisc® in the 2010 fiscal year.

License fees and royalties

License fees and royalties in fiscal 2010 totalled $509,000 and represent a decrease of $88,000 or 14.7% when compared to fiscal 2009. The decrease reflects the fiscal 2009 final payment from Lumera Corporation of US$75,000 when it provided the Company with notice of termination of a sub-license agreement.

Cost of sales

Cost of sales in fiscal 2010 and fiscal 2009 totalled $1,669,000 and $1,516,000, respectively. As a percentage of product revenues, cost of sales in fiscal 2010 and fiscal 2009 were 42.5% and 46.7%, respectively. The decrease in cost of sales on a percentage basis was mainly the result of the Company commencing the distribution of Monovisc® in Canada.

Research and development

The following table outlines research and development costs expensed and investment tax credits for the Company’s significant research and development projects for the fiscal years ended July 31:
	2010	2009	2008
DOS47	$6,049,000	$4,389,000	$2,876,000
Topical Interferon Alpha-2b	5,733,000	5,933,000	2,188,000
Research and development tax credits	(1,067,000)	–	–
	$10,715,000	$10,322,000	$5,064,000

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

Lower research and development expenditures are associated with both of the Company’s Topical Interferon Alpha-2b clinical programs being in late stages of completion during fiscal 2010. The lower clinical research expenditures were offset by higher consulting services and scale-up contract manufacturing initiatives in preparation of a U.S. Phase II/III IND and a CTA filing for European Phase III trial for the low-grade cervical lesions indication.

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

Sales and marketing

Sales and marketing expenses in fiscal 2010 totalled $1,125,000 and represent an increase of $156,000 or 16.1% when compared to fiscal 2009. The increase mainly reflects higher marketing and promotion activities and quality compliance expenditures associated with the product launch of Monovisc® in Canada.

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

Recent Canadian Accounting Standards and Pronouncements

Recently adopted

Multiple deliverable revenue arrangements
In December 2009, the Emerging Issues Committee (“EIC”) issued a new abstract “Multiple Deliverable Revenue Arrangements” (“EIC-175”), which amended EIC-142 “Revenue Arrangements with Multiple Deliverables” (“EIC-142”). This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC-175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. The EIC was early adopted on August 1, 2010 on a prospective basis. The adoption of EIC-175 did not have a material impact on the Company’s consolidated financial statements.

Not yet adopted

International financial reporting standards (“IFRS”)
In February 2008, the Canadian Accounting Standards Board ("AcSB") announced that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Publicly accountable entities will be required to prepare financial statements in accordance with IFRS on a retrospective basis. The Company's first annual IFRS financial statements will be for the fiscal year ending July 31, 2012 and will include the comparative period of fiscal 2011. The Company’s first interim quarterly filing under IFRS will be for the quarter ending October 31, 2011 and will include IFRS comparative figures for the quarter ending October 31, 2010 along with the opening balance sheet.

The Company is completing its transition to IFRS which includes finalizing its accounting policies, financial statement presentation and disclosure options available on initial changeover to IFRS and implementing information technology and data system changes and modification to internal control over financial reporting.

Business combinations, non-controlling interests and consolidated statements
In January 2009, the CICA issued Handbook Section 1582, Business Combinations ("Section 1582"), to replace Handbook Section 1581, Business Combinations ("Section 1581"), which aligns this section with International Financial Reporting Standard 3, Business Combinations; Handbook Section 1602, Non-controlling Interests ("Section 1602"), which is equivalent to the corresponding provisions of International Financial Reporting Standard 27, Consolidated and Separate Financial Statements; and Handbook Section 1601, Consolidated Financial Statements, which together with Section 1602 establishes standards for the preparation of consolidated financial statements, replacing Handbook Section 1600, Consolidated Financial Statements. These sections are effective for fiscal years beginning on or after January 1, 2011; however, earlier adoption is permitted if all sections are adopted together.

Recent U.S. Accounting Pronouncements

[ASU 2009-13] Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements
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

[ASU 2010-17] Revenue Recognition – Milestone Method (Topic 605): Milestone Method of Revenue Recognition
In April 2010, the FASB issued Accounting Standards Update 2010-17, Revenue Recognition – Milestone Method (Topic 605): Milestone Method of Revenue Recognition [ASU 2010-17]. This update provides guidance on defining a milestone under Topic 605 and determines when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. The amendments in ASU 2010-17 are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this standard did not have an impact on the Company's consolidated financial statements.

Not yet adopted

[ASU 2010-13] Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades
In April 2010, the FASB issued Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market [ASU 2010-13]. This update addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

5.B. Liquidity and Capital Resources

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, on interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs as well as capital market conditions and availability.

In fiscal 2009, the Company completed a private placement, issuing 6,800,000 units at $1.68 per unit, for net proceeds of $9,659,000. Each unit consists of one common share and one-half common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase one common share at a price of $2.36 until October 1, 2011.

In fiscal 2010, the Company completed a private placement, issuing 6,625,000 units at $2.05 per unit, for net proceeds of $11,597,000. Each unit consists of one common share and one common share purchase warrant with each common share purchase warrant entitling the holder to purchase one common share at a price of $2.87 until September 7, 2012.

In fiscal 2011, the Company completed three separate private placements. The first private placement was completed on August 6, 2010. The Company completed a private placement issuing 4,530,000 units at $2.43 per unit, for net proceeds of approximately $9,457,000. Each unit consists of one common share and one common share purchase warrant with each common share purchase warrant entitling the holder to purchase one common share at a price of $3.40 until August 5, 2013. The second private placement in fiscal 2011 was completed on March 28, 2011, where the Company issued 1,652,719 units at $2.39 per unit, for net proceeds of $3,916,000. Each unit consists of one common share and one common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase one common share at a price of $3.35 until March 27, 2016. The third private placement in fiscal 2011 was completed March 30, 2011, where the Company issued 918,365 units at $2.39 per unit, for net proceeds of $2,020,000. Each unit consists of one common share and one common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase one common share at a price of $3.35 until March 29, 2016.

At July 31, 2011, 2010 and 2009, the Company had cash and cash equivalents totalling $19,044,000, $13,125,000 and $14,494,000, respectively. The $5,919,000 increase in cash and cash equivalents in fiscal 2011 reflects financing activities of $15,431,000, investing activities of $829,000 and a use of cash in operating activities of $10,339,000, which includes a net loss for the year of ($11,348,000) with significant adjustments in operating activities related to stock-based compensation of $2,082,000; amortization of capital assets of $404,000; other receivables of $(201,000) and $(164,000) in changes to non-cash working capital.

At July 31, 2011, 2010 and 2009, the total number of common shares issued was 67,164,934, 59,975,335 and 53,175,335, respectively and the Company’s working capital was $19,470,000, $13,387,000 and $15,296,000, respectively.

Though the Company does not currently have enough cash reserves to fully fund its planned L-DOS47 clinical studies which the Company has estimated are to last over approximately a three year period, nor to initiate its Topical Interferon Alpha-2b clinical studies (assuming regulatory approvals and strategic partner support are obtained), the Company does have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months, provided there are no materially negative unanticipated changes to planned expenditures and revenues. The Company will therefore continue to seek additional funding to carry out its business plan and to minimize, to the best of its ability, the risks to its operations.

Equity financing has historically been Helix’s primary source of funding, however, the market for equity financings for companies such as Helix is challenging, and the ongoing global economic downturn and credit crisis continue to add further challenges. While the Company has been able to raise equity financing in recent years, there can be no assurance that additional funding by way of equity financing will continue to be available to the Company. Any additional equity financing, if secured, would result in dilution to the existing shareholders which may be significant. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available to the Company. The failure of the Company to obtain additional financing on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs, including any ongoing clinical trials, and reducing related overhead, any of which could impair the current and future value of the business. It may also have a material adverse effect on the Company’s ability to continue as a going concern.

Capital Expenditures

In fiscal 2012, the Company is planning to spend approximately $30,000 in capital expenditures, primarily on computer replenishment. The Company is financing these expenditures from internal cash resources.

The following table summarizes the capital expenditures made by the Company in the fiscal years ended July 31:
	Amount	Type
Fiscal 2011	$ 507,000	Capital asset purchases
Fiscal 2010	$ 607,000	Capital asset purchases
Fiscal 2009	$ 932,000	Capital asset purchases

The majority of capital expenditures for each of the three fiscal years mainly represent manufacturing and scientific equipment in connection with third-party manufacturing of clinical supplies and research/development work for both L-DOS47 and Topical Interferon Alpha-2b. In fiscal 2011, the Company purchased a new mass spectrometer which increased its capital expenditures from that previously forecasted.

In fiscal 2011, the Company realized a $59,000 loss on disposition of capital assets (2010 – Nil; 2009 – Nil).

Financial Instruments

The Company has classified its financial instruments as follows:
	2011		2010
		Fair value		Fair value
	Fair Value	hierarchy	Fair Value	hierarchy
Financial assets:
Cash and cash equivalents	$19,044,000	Level 1	$13,125,000	Level 1
Accounts receivable	$1,906,000	Level 1	$1,365,000	Level 1

Financial Liabilities:
Accounts payable, measured at amortized cost	$1,085,000	Level 1	$1,392,000	Level 1
Accrual liabilities, measured at amortized cost	$804,000	Level 1	$821,000	Level 1

The fair values at July 31, 2011 and 2010, of cash and cash equivalents, accounts receivable, other receivables, investment, accounts payable and accrued liabilities equals their carrying value because of the near-term maturity of these instruments. See Item 11 - Quantitative and Qualitative Disclosures about Market Risk.

Cash Flow

The following table presents the Company’s consolidated statement of cash flows under both Canadian and US GAAP:
	2011	2010	2009
Operating activities	(10,339,000)	(12,193,000)	(13,157,000)
Financing activities	15,431,000	11,947,000	9,659,000
Investing activities	829,000	(559,000)	(932,000)
Impact of foreign exchange on cash balances	(2,000)	(564,000)	(133,000)
Net increase (decrease) in cash and cash equivalents	5,919,000	(1,369,000)	(4,563,000)
Cash and cash equivalents, beginning of year	13,125,000	14,494,000	19,057,000
Cash and cash equivalents, end of year	19,044,000	13,125,000	14,494,000

Cash used in operating activities in fiscal 2011 includes a loss for the year of ($11,348,000) with significant adjustments in operating activities related to stock-based compensation of $2,082,000; amortization of capital assets of $404,000; a realized gain of $1,366,000 from the sale of licenses; other receivables of $(201,000) and $(164,000) in changes to non-cash working capital.

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

Cash provided from financing activities in fiscal 2011, 2010 and 2009 is virtually all attributable to the Company completing various rounds of private placement financings except for $187,000 in fiscal 2011 related to non private placement and non stock option exercise; and $38,000 and $350,000 respectively in fiscal 2011 and 2010 which relates to proceeds from the exercise of stock options.

Cash used in investing activities in fiscal 2011, 2010 and 2009 is virtually all attributable to capital purchases made by the Company except for $48,000 in fiscal 2010 which represents the proceeds received from the sale of Orchid Cellmark shares.

As of July 31, 2011, the Company had $35,700,000 in tax loss carry-forwards which expire between fiscal 2013 and 2031. The only corporate taxes owed relate to the Company’s integrated foreign subsidiary in Ireland.

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

5.D. Trend Information

The Company expects that its growth and future prospects will be largely dependent on the success of one or both of its drug candidates, L-DOS47 and Topical Interferon Alpha-2b. The Company is more focused on their development and is channeling substantially more of its resources toward these candidates than it is on expanding its current revenue-generating activities. Nonetheless, we plan to continue such activities and to expand them as opportunities to do so arise. For additional information on the current status of the Company’s product development and research programs, see ITEM 5.A – Operating Results – Overview as well as ITEM 4.B – Business Overview.

5.E. Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements in place at this time.

5.F. Tabular Disclosure of Contractual Obligations

The following table summarizes the Company’s current commitments into future periods as at July 31, 2011:
						2017 and
	2012	2013	2014	2015	2016	beyond	Total
Royalty and in-licensing (1)	$10,000	$10,000	$10,000	$10,000	$10,000	$80,000	$130,000
Clinical research organizations (2)	2,020,000	2,358,000	2,290,000	322,000	–	–	6,990,000
Contract manufacturing organizations (3)	590,000	–	–	–	–	–	590,000
Collaborative research organizations (4)	128,000	104,000	–	–	–	–	232,000
Purchases of inventory (5)	1,205,000	1,311,000	1,400,000	620,000	–	–	4,536,000
Operating leases (6)	260,000	106,000	97,000	–	–	–	463,000
Share capital issuance (7)	89,000	–	–	–	–	–	89,000
Consulting (8)	498,000	235,000	152,000	–	–	–	885,000
	$4,800,000	$4,124,000	$3,949,000	$952,000	$10,000	$80,000	$13,915,000

(1)	Represents future minimum royalties.
(2)

The Company has two separate clinical research organizations (“CRO”) supplier agreements, whereby the CRO’s provide clinical research services related to the management of clinical trials/studies which are at various stages of development.

(3)

The Company has two separate contract manufacturing organizations (“CMO”) supplier agreements related to the Company’s Topical Interferon Alpha-2b program: a CMO agreement to the manufacturing of clinical trial kits and a CMO agreement relating to the GMP scale-up manufacturing program. The Company has three separate CMO supplier agreements related to the Company’s L-DOS47 program, all of which are interrelated in the scale-up of L-DOS47 in preparation for human clinical trials.

(4)

The Company has two collaborative research service agreements relating to the Company’s L-DOS47 program. The nature of the services includes assay development, animal studies and imaging and ongoing future clinical sample analysis.

(5)	Orthovisc® and Monovisc® purchase commitments. The Company has inventory purchase commitments of $4,536,000 with one supplier through to December 2014.
(6)	The Company owes $463,000 under various operating lease agreements with remaining terms of up to June 2014 for office and warehouse and research premises.
(7)	The Company has share capital issuance commitments of $89,000 through to fiscal 2012.
(8)	The Company has entered into a consulting services arrangement for research and development consulting services as well as investor relation services of $885,000 through fiscal 2014.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Name	Positions	Date First Elected or Appointed a Director or Officer
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

June 2002
Kenneth A. Cawkell Born: June 25, 1951 Corporate Secretary Director (non-independent) Compensation Committee member Governance Committee member	Kenneth A. Cawkell, LLB, co-founded the law firm Cawkell Brodie Glaister LLP where he acts as managing partner. He is a member of the Alberta and British Columbia Bar Associations and has over 25 years experience in both public and private venture capital markets. In his professional capacity, Mr. Cawkell has focused on intellectual property, technology transfer financial and transaction structuring and securities law. Throughout his career, he has worked with numerous public and private biotechnology companies both as a director and general counsel and as a principal. Mr. Cawkell is a founding principal and CEO of Neurodyn Inc., a private biotechnology company focused on neurological disease which he established in 2005. He has served as Helix’s Corporate Secretary since July 1995 and he also served as the Company’s Interim Chief Financial Officer from August 2004 to May 2005. Mr. Cawkell currently serves on the board of directors of a number of TSX Venture Exchange listed companies and he was a director and officer of Cobequid Life Sciences Inc. (the parent company of the Aqua Health Group) which was purchased by Novartis. As a director, Mr. Cawkell participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.	July 1995
W. Thomas Hodgson Born: January 7, 1953 Director (independent) Audit Committee Chair Compensation Committee member

W. Thomas Hodgson is currently Senior Partner and Chairman of Greenbrook Capital Partners Inc., a financial advisory firm, and until May, 2011 acted as a consultant and advisor to the chairman of Magna International Group, one of the world’s largest automotive companies, having a particular specialization in sourcing venture investment opportunities for the company. Mr. Hodgson has over twenty years experience in capital markets research, corporate advisory matters and consulting. He is currently Non-Executive Chairman and a director of Lithium Americas Corp., a director of Liberty Silver Corp., has been a board member of MI Developments Inc., and was Director, President and Chief Executive Officer of Magna Entertainment Corp. from March 2005 to March 2006. From November 2002 to March 2005, Mr. Hodgson was President of Strategic Analysis Corporation. Prior to that, Mr. Hodgson held senior positions with Canadian financial institutions and U.K. companies, including Canadian Imperial Bank of Commerce, Canada Permanent Trust Co. Central Guaranty Trust, where he served as President and Chief Executive Officer, Marathon Asset Management Inc., where he served as President, and GlobalNetFinancial.com, where he served as Chief Operating Officer and then as President and Chief Executive Officer. Mr. Hodgson holds an MBA from Queen’s University, Kingston, Ontario.

April 2008

Name	Positions	Date First Elected or Appointed a Director or Officer
Jack M. Kay Born: November 14, 1940 Director (independent) Governance Committee Chair Audit Committee member

Jack M. Kay is President of Apotex Inc., the largest Canadian-owned group of pharmaceutical companies. He has over 35 years of senior operational, sales and marketing experience within the pharmaceutical industry. He is a director of several institutional and charitable organizations, including past Chairman of both the Humber River Regional Hospital and the International Schizophrenia Foundation. He currently is Past Chairman of the Canadian Generic Pharmaceutical Association. He is also a director of Cangene Corporation, a TSX traded public company. As an independent director, Mr. Kay supervises management and helps to ensure compliance with corporate governance policies and standards.

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

June 2002

Name	Positions	Date First Elected or Appointed a Director or Officer
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

Directors also participate in the Company’s 2010 Equity Compensation Plan (the “Plan”). Awards, as that term is defined in the Plan (described below), may expire earlier than their stated term, in various circumstances, including termination of the grantee’s position as a director. Where a director resigns or is not re-elected, his Awards will terminate on the earlier of (a) the original expiry date of the Award and (b) one year from the date of his termination as a director.

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

In the fiscal year ended July 31, 2011, Donald H. Segal, Chairman of the Board, Chief Executive Officer and a director of the Company, and John M. Docherty, President, Chief Operating Officer and a director of the Company, received the compensation set out in the Senior Management Compensation Table below. They were not compensated in their capacities as directors, or in the case of Donald H. Segal, in his capacity as Chairman of the Board, and accordingly, are not included in the Director Compensation Table below.

Director Compensation Table

During the most recently completed financial year ended July 31, 2011, the non-management directors were granted the following options, and earned the following fees:

		Share-	Option-	Non-equity
Name	Fees	based	based	incentive plan		All other
	Earned	awards	awards	compensation	Pension	compensation	Total
	($)	($)	($)(3)	($)	Value ($)	($)(2)	($)
Kenneth A. Cawkell	$36,000	Nil	$139,372	Nil	Nil	$5,244	$180,615
Jack M. Kay	$36,000	Nil	$139,372	Nil	Nil	Nil	$175,372
Gordon M. Lickrish	$36,000	Nil	$139,372	Nil	Nil	Nil	$175,372
W. Thomas Hodgson	$36,000	Nil	$139,372	Nil	Nil	Nil	$175,372
Kazimierz Roszkowski-Sliz	$24,000	Nil	$139,372	Nil	Nil	$8,259	$171,631
(1)

During the fiscal year ended July 31, 2011, there were two separate stock option grant issuances. The grant dates were August 17, 2010 and July 29, 2011. In establishing the fair value of the option awards, the Black-Scholes model was used with the following assumptions (the values listed are the range for the two stock option grants) :

Risk-free interest rate:	2.04% to 2.18%
Dividend yield:	0.00%
Expected volatility of share price:	61.88% to 67.10%
Expected life:	5 years

The estimated fair value of options granted during the fiscal year ended July 31, 2011 is $1.38 per option with respect to the August 17, 2010 grant and $1.53 with respect to the July 29, 2011 grant. All options granted in fiscal 2011 vest 25% on the day of grant, and 25% on each of the first, second and third anniversaries of the day of grant.

(2)	Represents travel and accommodation costs reimbursed to the individual director for attending Board meetings.

Outstanding Share-Based and Option-Based Awards – Non-Management Directors

The following table sets out incentive option-based awards held by each non-management director as of July 31, 2011, the end of the most recently completed financial year. The Company has not granted any share-based awards to its non-management directors.

		Options- based awards			Share- based awards
						Market or
	Number of			Value of	Number of	payout value of
Name	securities	Option		unexercised	shares or units	shares or units
	underlying	exercise		in-the-money	of shares that	of shares that
	unexercised	price	Option expiry	options	have not	have not vested
	options	($)	date	($)(1)	vested	($)
	100,000	$1.68	17-Dec-2016	$122,000	0	$0
Kenneth A.	55,000	$3.00	29-Jul-2016	$0	0	$0
Cawkell	40,000	$2.43	17-Aug-2015	$18,800	0	$0
	40,000	$2.74	14-Dec-2014	$6,400	0	$0
	100,000	$1.68	17-Dec-2016	$122,000	0	$0
Jack M.	55,000	$3.00	29-Jul-2016	$0	0	$0
Kay	40,000	$2.43	17-Aug-2015	$18,800	0	$0
	40,000	$2.74	14-Dec-2014	$6,400	0	$0
	100,000	$1.68	17-Dec-2016	$122,000	0	$0
Gordon M.	55,000	$3.00	29-Jul-2016	$0	0	$0
Lickrish	40,000	$2.43	17-Aug-2015	$18,800	0	$0
	40,000	$2.74	14-Dec-2014	$6,400	0	$0
	100,000	$1.68	17-Dec-2016	$122,000	0	$0
W. Thomas Hodgson	55,000	$3.00	29-Jul-2016	$0	0	$0
	40,000	$2.43	17-Aug-2015	$18,800	0	$0
	40,000	$2.74	14-Dec-2014	$6,400	0	$0
Kazimierz Roszkowski-Sliz	55,000	$3.00	29-Jul-2016	$0	0	$0
	40,000	$2.43	17-Aug-2015	$18,800	0	$0
	100,000	$2.74	14-Dec-2014	$16,000	0	$0
(1)	Calculated as the difference between the market value of the common shares on the TSX at the end of the last fiscal year and the option exercise price.

Incentive Plan Awards – value vested or earned during the year – Non-Management Directors

The following table sets out the incentive plan awards value vested to or earned by each non-management director during our financial year ended July 31, 2011.

	Number of	Option-based
	securities	awards - Value	Share-based awards	Non-equity incentive plan
Name	underlying options	vested during the	- Value vested	compensation - Value
	vested	year	during the year	earned during the year
Kenneth A. Cawkell	58,750	$24,500	$0	$0
W. Thomas Hodgson	58,750	$24,500	$0	$0
Jack M. Kay	58,750	$24,500	$0	$0
Gordon M. Lickrish	58,750	$24,500	$0	$0
Kazimierz Roszkowski-Sliz	48,750	$0	$0	$0

Directors’ and Officers’ Liability Insurance; Indemnity Payments

The Company purchases annual insurance coverage for directors' and officers' liability. The current term (March 1, 2011 to March 1, 2012) premium of US$154,650 is paid entirely by the Company. The insurance coverage under the policy is limited to an aggregate of US$20,000,000. The Company has deductibles under the policy of US$50,000 to US$100,000, depending on the claim. No deductibles apply to claims under the policy made by directors or officers. The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. No indemnification under section 124 of the Canada Business Corporations Act has been paid or is to be paid for the last completed financial year.

Senior Management Compensation

The following table sets forth certain information regarding the compensation for the fiscal years ended July 31, 2011, July 31, 2010 and July 31, 2009 of (i) the Chief Executive Officer and Chief Financial Officer of the Company and (ii) the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at July 31, 2011, whose total compensation was, individually, more than $150,000 for the fiscal year 2011 (calculated in accordance with the prescribed form), or who would have been such an executive officer but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the 2011 fiscal year (collectively, the “Named Executive Officers” or “NEOs”).

SUMMARY COMPENSATION TABLE

				Options- based		Non-equity incentive
				awards (1)		plan compensation ($)
					Value
			Share-	Number of	based on	Annual	Long-
Name and			based	securities	grant	incentive	term	Pension	All other (3)
principle	Fiscal	Salary	awards	underlying	date fair	plans(2)	incentive	Value	compensation	Total
position	Year	($)	($)	options	value ($)		plans	($)	($)	($)
Donald H. Segal Chief Executive Officer
	2011	$415,000	$0	250,000	$367,555	$100,223	$0	$0	$26,754	$909,532
	2010	$361,200	$0	100,000	$159,881	$113,146	$0	$0	$24,213	$658,440
	2009	$332,500	$0	250,000	$305,000	$122,500	$0	$0	$116,832	$876,832

Photios (Frank) Michalargias Chief Financial Officer
	2011	$260,000	$0	250,000	$367,555	$65,000	$0	$0	$11,048	$703,603
	2010	$237,360	$0	100,000	$159,881	$59,340	$0	$0	$6,074	$462,655
	2009	$223,750	$0	250,000	$305,000	$57,500	$0	$0	$18,196	$604,446

John M. Docherty President & COO
	2011	$300,000	$0	250,000	$367,555	$85,313	$0	$0	$6,990	$759,858
	2010	$227,040	$0	100,000	$159,881	$63,750	$0	$0	$5,943	$456,614
	2009	$205,000	$0	250,000	$305,000	$77,000	$0	$0	$15,594	$602,594

Heman Chao Chief Scientific Officer
	2011	$275,000	$0	250,000	$367,555	$81,813	$0	$0	$7,029	$731,397
	2010	$206,400	$0	100,000	$159,881	$53,277	$0	$0	$6,132	$425,690
	2009	$190,000	$0	250,000	$305,000	$70,000	$0	$0	$17,807	$582,807

William Chick VP Product Distribution
	2011	$140,951	$0	70,000	$101,869	$82,545	$0	$0	$7,125	$332,490
	2010	$134,870	$0	35,000	$55,958	$67,044	$0	$0	$6,157	$264,029
	2009	$122,500	$0	250,000	$305,000	$50,510	$0	$0	$11,558	$489,568

(1)

During the fiscal year ended July 31, 2011, there were two separate stock option grants. The grant dates were August 17, 2010 and July 29, 2011. In establishing the fair value of the option awards, the Black-Scholes model was used with the following assumptions (the values listed are the range for the two stock option grants) :

Risk-free interest rate:	2.04% to 2.18%
Dividend yield:	0.00%
Expected volatility of share price:	61.88% to 67.10%
Expected life:	5 years

The estimated fair value of options granted during the fiscal year ended July 31, 2011 is $1.38 per option with respect to the August 17, 2010 grant and $1.53 with respect to the July 29, 2011 grant. All options granted in fiscal 2011 vest 25% on the day of grant, and 25% on each of the first, second and third anniversaries of the day of grant.

(2)

Consists of performance bonus earned in the fiscal year, except for Mr. Chick. In the case of Mr. Chick, the amount consists of product sales commissions. Bonuses earned in each fiscal year were paid in the subsequent fiscal year, while product sales commissions to Mr. Chick are paid on a quarterly basis.

(3)

“All Other Compensation”, effective the second quarter of fiscal 2009, includes Company paid health benefit premiums, extended health and life insurance premiums for the CEO and a car allowance in the case of William Chick. In 2009, “All Other Compensation” included payments in lieu of accrued vacation for all Named Executive Officers except William Chick, car allowances, Company paid health benefit premiums, extended health and life insurance premiums and registered retirement savings plan (“RRSP”) contributions in the case of the CEO. Effective August 1, 2009, Mr. Chick’s car allowance was consolidated into an increase in his base pay of $10,000.

In determining base salaries and maximum performance bonus levels for the CEO, CFO, President and COO, and the CSO (collectively, the “Senior Executives”), and after taking into account each individual’s responsibilities, experience and past performance as well as the Company’s financial condition and prospects, the Compensation Committee recommended that for fiscal 2011, the base salary levels of the Senior Executives be increased to bring them more in line with the average of the current salaries of certain companies comparable to Helix in terms of market capitalization and stage of growth. For fiscal 2011, each Senior Executive was paid the following annual salary, and was entitled to earn a performance bonus for the 2011 fiscal year of an amount based on the following percentage of such salary (an “Eligible Bonus”):

Name	Title	Salary	Bonus
Donald H. Segal	Chief Executive Officer	$415,000	35%
Photios (Frank) Michalargias	Chief Financial Officer	$260,000	25%
John Docherty	President and Chief Operating Officer	$300,000	35%
Heman Chao	Chief Scientific Officer	$275,000	35%

Twenty-five percent of each Senior Executive’s Eligible Bonus was based on group bonus performance criteria while the remaining seventy-five percent was based on criteria specific to such Senior Executive. Bonus performance criteria vary from year to year.

Subsequent to the end of the 2011 fiscal year, the Compensation Committee considered the performance bonuses for the 2011 fiscal year, and determined that the majority of the performance criteria had been achieved. The Board approved the following bonuses: $100,223 for Donald H. Segal; $65,000 for Photios (Frank) Michalargias; $85,313 for John Docherty and $81,813 for Heman Chao.

Fiscal 2012 Compensation - Senior Executives

Salaries and bonus eligibility for fiscal 2012, being August 1, 2011 to July 31, 2012 have now been set by the Board following its acceptance of the Compensation Committee’s recommendations.

In determining base salaries and maximum performance bonus levels for the Senior Executives, and after taking into account each individual’s responsibilities, experience and past performance as well as the Company’s financial condition and prospects, the Compensation Committee recommended that for fiscal 2012 base salaries remain unchanged. Bonus levels remain unchanged for fiscal 2012, except for Mr. Michalargias’ potential bonus which was increased to 35% to be equal to the performance bonus of the Company’s other Senior Executives.

Outstanding Share-Based and Option-Based Awards - Named Executive Officers

The following table details the stock option awards outstanding for the Named Executive Officers during the most recently completed financial year.

		Option-based awards			Share-based awards
						Market or
	Number of			Value of	Number of	payout value of
Name	securities			unexercised	shares or units	shares or units
	underlying	Option		in-the-money	of shares that	of shares that
	unexercised	exercise price	Option expiry	options	have not	have not vested
	options	($)	date	($)(1)	vested	($)
	250,000	$1.68	17-Dec-2016	$305,000	0	$0
Donald H.	150,000	$3.00	29-Jul-2016	$0	0	$0
Segal	100,000	$2.43	17-Aug-2015	$47,000	0	$0
	100,000	$2.74	14-Dec-2014	$16,000	0	$0
	250,000	$1.68	17-Dec-2016	$305,000	0	$0
Photios (Frank)	150,000	$3.00	29-Jul-2016	$0	0	$0
Michalargias	100,000	$2.43	17-Aug-2015	$47,000	0	$0
	100,000	$2.74	14-Dec-2014	$16,000	0	$0
	250,000	$1.68	17-Dec-2016	$305,000	0	$0
John M.	150,000	$3.00	29-Jul-2016	$0	0	$0
Docherty	100,000	$2.43	17-Aug-2015	$47,000	0	$0
	100,000	$2.74	14-Dec-2014	$16,000	0	$0
	250,000	$1.68	17-Dec-2016	$305,000	0	$0
Heman	150,000	$3.00	29-Jul-2016	$0	0	$0
Chao	100,000	$2.43	17-Aug-2015	$47,000	0	$0
	100,000	$2.74	14-Dec-2014	$16,000	0	$0
	250,000	$1.68	17-Dec-2016	$305,000	0	$0
William	35,000	$3.00	29-Jul-2016	$0	0	$0
Chick	35,000	$2.43	17-Aug-2015	$16,450	0	$0
	35,000	$2.74	14-Dec-2014	$5,600	0	$0
(1)	Calculated as the difference between the market value of the common shares on the TSX at the end of the last fiscal year, and the option exercise price.

Incentive Plan Awards – value vested or earned during the year - Named Executive Officers

The following table sets out the incentive plan awards value vested to or earned by each Named Executive Officer during the most recently completed financial year.

		Option-based		Non-equity incentive
Name	Number of securities	awards - Value	Share-based awards	plan compensation -
	underlying options	vested during the	- Value vested	Value earned during the
	vested	year(1)	during the year(2)	year(3)
Donald H. Segal	150,000	$61,250	$0	$100,223
Photios (Frank) Michalargias	150,000	$61,250	$0	$65,000
John M. Docherty	150,000	$61,250	$0	$85,313
Heman Chao	150,000	$61,250	$0	$81,813
William Chick	88,750	$61,250	$0	$82,545
(1)	Calculated as the difference between the market value of the common shares on the TSX at the end of the last fiscal year, and the option exercise price.
(2)	The Company has not granted any share-based awards to Named Executive Officers.
(3)	Consists of performance bonus for fiscal 2011 for all Named Executive Officers, except William Chick, whose non-equity incentive plan compensation consisted of sales commissions.

Termination and Change of Control Benefits

We have entered into service contracts with our senior management, or “Named Executive Officers”, as follows:

Dr. Segal’s employment agreement currently provides for his employment by the Company as the Company’s Chief Executive Officer. The employment agreement has no fixed term, and provides for a base salary of $415,000 for fiscal 2011, (no increase for fiscal 2012), an annual performance-based bonus to be agreed upon, term life and disability insurance, and other employee benefits as provided to other senior employees, including the grant of stock options from time to time as approved by the Board or a Board Committee. In the event of termination of employment by the Company without cause (including the removal of the employee from his position, the failure to reappoint him to his position, making a fundamental change in his responsibilities not accepted by him, or compelling him to work outside the York Region in Ontario without his consent), or by the employee within 6 months following a change of control of the Company (as defined in the employment agreement), or by the employee within 30 days of a material breach by the Company, then the Company will pay the employee severance equal to two times the aggregate compensation paid to the employee for the previous 12 months, and will either extend all insurance coverage for the following 24 months or pay the employee an amount equal to the cost of coverage for such period. The amount that would have been paid to Dr. Segal if his employment was terminated on July 31, 2011 due to any of the foregoing reasons is approximately $997,000. In addition, had the termination occurred on July 31, 2011 as a result of a change of control (as defined in the 2010 Equity Compensation Plan), all of Dr. Segal’s unvested options to purchase common shares would have automatically vested at the time of the change of control (options to purchase up to 62,500 common shares with an exercise price of $1.68 per share, options to purchase up to 50,000 common shares with an exercise price of $2.74 per share, options to purchase up to 75,000 common shares with an exercise price of $2.43 per share and options to purchase up to 112,500 common shares with an exercise price of $3.00 per share). The closing price of the Company’s common shares at the end of the last fiscal year was $2.90. In the event that the employee dies or becomes disabled, the Company will pay the salary accrued to the date of deemed termination and for one year subsequent to termination, plus a pro-rated portion of the annual bonus most recently paid to the employee. Had Dr. Segal’s employment so terminated on July 31, 2011, the total of such payments would be approximately $528,000.

The employment agreements with the Company’s President and Chief Operating Officer, Chief Financial Officer and Chief Scientific Officer, as amended, contain substantially the same terms, except primarily as to base salary. These employment agreements have no fixed term, and, for fiscal 2011, provided for a base salary of $260,000 for Photios (Frank) Michalargias, Chief Financial Officer, $300,000 for John Docherty, President & Chief Operating Officer, and $275,000 for Heman Chao, Chief Scientific Officer. These salaries remain unchanged for fiscal 2012. The employment agreements also provide for an annual performance-based bonus to be agreed upon and other employee benefits as provided to other senior employees, including the grant of stock options from time to time as approved by the Board or a Board Committee. In the event of termination of employment by the Company without cause (including the removal of the Named Executive Officer from his position, the failure by the Company to reappoint him to his position, or making a fundamental change in his responsibilities not accepted by him), or by the Named Executive Officer within 6 months following a change of control of the Company (as defined in the employment agreement), or by the Named Executive Officer within 30 days of a material breach by the Company, then the Company will pay the employee severance equal to one year’s annual salary, plus an additional one month annual salary for every full year of employment completed by the employee from and after April 1, 2005, up to an additional 12 months, plus an amount equal to the amount of any bonus paid during the previous 12 months, and will either extend all insurance and benefits coverage for the following 12 months or pay the employee an amount equal to the cost of coverage for such period. The amount that would have been paid to the CFO, President and COO, and CSO if their employment terminated on July 31, 2011 due to any of the foregoing reasons is approximately $462,000; $526,000 and $478,000, respectively. In addition, had the termination occurred on July 31, 2011 as a result of a change of control (as defined in the 2010 Equity Compensation Plan), all of the unvested options to purchase common shares held by each of the Named Executive Officer would have automatically vested at the time of the change of control (options to purchase up to 62,500 common shares with an exercise price of $1.68 per share, options to purchase up to 50,000 common shares with an exercise price of $2.74 per share, options to purchase up to 75,000 common shares with an exercise price of $2.43 per share and options to purchase up to 112,500 common shares with an exercise price of $3.00 per share). The closing price of the Company’s common shares at the end of the last fiscal year was $2.90. In the event that the employee dies or becomes disabled, then the Company will pay the salary accrued to the date of deemed termination and for one year subsequent to termination, plus a pro-rated portion of the annual bonus most recently paid to him. Had the employment of the CFO, President & COO, or CSO so terminated on July 31, 2011, the total of such payments would be $319,000, $363,000 and $328,000, respectively.

William Chick’s employment agreement currently provides for his employment by the Company as the Company’s VP Product Distribution. The employment agreement has no fixed term, and provides for a base salary of $140,951 for Fiscal 2011, and performance compensation of 1.5% of the first $1.5 million of gross sales, plus 2% of gross sales thereafter, and standard employee benefits as provided to other senior employees, including the grant of stock options from time to time as approved by the Board or a relevant Board Committee. In the event of termination of employment by the Company without cause, then the Company is required to give at least 9 months notice or payment of 9 months salary. The amount that would have been paid to Mr. Chick if his employment was terminated on July 31, 2011 without cause is approximately $102,000. In addition, in the event of a change of control at July 31, 2011 (as defined in the 2010 Equity Compensation Plan), Mr. Chick’s unvested options to purchase common shares would have automatically vested at the time of the change of control (options to purchase up to 62,500 common shares with an exercise price of $1.68 per share, options to purchase up to 17,500 common shares with an exercise price of $2.74 per share, options to purchase up to 26,250 common shares with an exercise price of $2.43 per share and options to purchase up to 26,250 common shares with an exercise price of $3.00 per share). The closing price of the Company’s common shares on July 31, 2011 was $2.90.

In the event of termination other than for cause of a Named Executive Officer, all options to purchase common shares or other equity award then held by the Named Executive Officer will terminate on the earlier of the original expiry date(s) of such awards or one year following termination of employment. In the case of termination of any Named Executive Officer for cause, all options or other awards then held by such executive shall terminate on the date of termination for cause.

All employment arrangements with the Company’s Named Executive Officers include (i) non-solicitation obligations to the Company continuing for 24 months following termination of the officer’s employment with the Company, except in the case of William Chick; (ii) non-disclosure covenants requiring the officer to keep the Company’s confidential information confidential and prohibiting its use other than on behalf and for the benefit of the Company, both during employment and for an indefinite period thereafter; and (iii) covenants providing that intellectual property created or developed by the officer during or, in certain circumstances, after termination of, his or her employment with the Company belong to the Company.

The following constitutes a “change of control” for purposes of the employment agreements of the Senior Executives:

(a)	a change in the composition of the Board occurring within any two-year period, as a result of which fewer than a majority of such directors are incumbent directors;
(b)

upon completion of any merger, arrangement or amalgamation involving the Company, provided that upon such completion a majority of the directors are not incumbent directors or, in the case of Don Segal, Dr. Segal is not a director other than by reason that he has voluntarily declined to act as a director;

(c)

when a “Control Person” or any person acting jointly or in concert with a Control Person votes against any proposal put before the shareholders of the Company by the Board, and such proposal is in fact defeated by the requisite majority of votes of shareholders of the Company;

(d)

when any Control Person or any person acting jointly or in concert with a Control Person votes in favour of any proposal put before the shareholders of the Company other than by the Board and such proposal is in fact approved by the requisite majority of votes of shareholders of the Company; or

(e)	under certain circumstances, when the Company’s shares listed on certain stock exchanges are delisted.

For the purposes of such employment agreements:

(i)	a “Control Person ” means any person that holds or is one of a combination of persons that holds:

(a)	a sufficient number of any of the securities of the Company so as to affect materially the control of the Company, or
(b)

more than 20% of the outstanding voting securities of the Company except where there is evidence satisfactory to the Board showing that the holding of those securities does not affect materially the control of the Company;

(ii)

an “incumbent director” is a director who is (i) a director of the Company as of the date of the employment agreement in question; or (ii) elected or nominated for election as a director of the Company by at least a majority of the incumbent directors at the time of the election or nomination.

Pursuant to the terms of our 2010 Equity Compensation Plan (the “Plan”), upon a change of control as defined in the Plan, all awards granted to Named Executive Officers under the Plan shall immediately vest. A “change of control” for purposes of the Plan will occur if (i) a securityholder or group of securityholders holds a sufficient number of outstanding voting securities so as to affect materially the control of the Company, or holds more than 20% of such securities except where there is evidence showing that the holding of those securities does not affect materially the control of the Company; or (ii) a majority of directors elected at any meeting of shareholders of the Company are not individuals nominated by the Company’s Board as constituted immediately prior to such election.

Securities Authorized For Issuance under Equity Compensation Plans

The Company grants equity awards to its directors, senior management, employees and certain consultants from time to time. Effective December 9, 2010, the Company adopted its 2010 Equity Compensation Plan to replace its previous 2008 Stock Option Plan. See 2010 Equity Compensation Plan below.

As at July 31, 2011, the common shares authorized for issuance under the 2010 Equity Compensation Plan and the common shares remaining available for grant were as follows:

	Number of securities to be	Weighted average	Number of securities remaining
	issued upon exercise of	exercise price of	available for future issuance
	outstanding options,	outstanding options,	under equity compensation plans
Plan Category	warrants and rights	warrants and rights	(excluding those in second column)
Equity compensation plans (approved by shareholders)	5,061,784	$2.32	1,654,709
Equity compensation plans not approved by security holders	n/a	n/a	n/a

At the beginning of the 2011 fiscal year, there were 2,306,033 securities remaining available for future issuance under the Company’s equity compensation plan.

For information about stock options, see ITEM 6.E – Share Ownership.

Options/Stock Appreciation Rights Granted/Cancelled During the Most Recently Completed Fiscal Year

At the beginning of fiscal 2011, there were 3,691,500 stock options outstanding. During fiscal 2011, a total of 2,057,000 stock options were granted to our senior management, directors and employees. During fiscal 2011, 664,500 stock options expired or were forfeited and 22,216 stock options were exercised. As at July 31, 2011 the number of stock options issued and outstanding totaled 5,061,784.

Director and Senior Management Liability Insurance

The Company purchases annual insurance coverage for director and senior management liability. The current term (March 1, 2011 to March 1, 2012) premium of US$154,650 is paid entirely by the Company. The insurance coverage under the policy is limited to an aggregate of US$20,000,000. The Company has deductibles under the policy of US$50,000 to US$100,000, depending on the claim. No deductibles apply to claims under the policy made by directors or senior management.

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

Board Meetings and Committees; Annual Meeting Attendance

During fiscal 2011, the Board held seven meetings. For various reasons, Board members may not be able to attend a Board meeting. All Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.

The following sets out the attendance records of our Board members during fiscal 2011:

		Audit	Compensation	Governance
Name	Board	Committee	Committee	Committee
Donald H. Segal	7 of 7	n/a	n/a	n/a
John M. Docherty	5 of 7	n/a	n/a	n/a
Kenneth A. Cawkell	6 of 7	n/a	7 of 7	5 of 5
W. Thomas Hodgson	7 of 7	4 of 4	7 of 7	n/a
Jack M. Kay	7 of 7	4 of 4	n/a	5 of 5
Gordon M. Lickrish	7 of 7	4 of 4	7 of 7	5 of 5
Kazimierz Roszkowski-Sliz	7 of 7	n/a	n/a	n/a

Audit Committee

The Company has an Audit Committee, which recommends to the Board the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Company has an Audit Committee charter, last approved by the Board on October 24, 2011, a copy of which is attached as an Exhibit to this Annual Report. Audit Committee members were last appointed on December 9, 2010 following the Company’s annual general meeting.

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

W. Thomas Hodgson, MBA, is currently Senior Partner and Chairman of Greenbrook Capital Partners Inc., a financial advisory firm, and until May, 2011 acted as an advisor to the chairman of Magna International Inc. He is also currently Non-Executive Chairman and a director of Lithium Americas Corp., and a director of Liberty Silver Corp. Mr. Hodgson has been a board member of MI Development Inc. and was President, Chief Executive Officer and director of Magna Entertainment Corp. from March 2005 to March 2006. From November 2002 to March 2005, Mr. Hodgson was President of Strategic Analysis Corporation. Prior to that, Mr. Hodgson held senior positions with Canadian financial institutions and U.K. companies since 1979, including Canadian Imperial Bank of Commerce, Canada Permanent Trust Co. Central Guaranty Trust, where he served as President and Chief Executive Officer, Marathon Asset Management Inc., where he served as President, and GlobalNetFinancial.com, where he served as Chief Operating Officer and laterally President and Chief Executive Officer. Mr. Hodgson holds an MBA from Queen’s University, Kingston, Ontario.

Jack M. Kay is President of Apotex Inc., the largest Canadian-owned group of pharmaceutical companies. He has over 35 years of senior operational, sales and marketing experience within the pharmaceutical industry. He is a director of several institutional and charitable organizations, including past Chairman of both the Humber River Regional Hospital and the International Schizophrenia Foundation. He currently is Past Chairman of the Canadian Generic Pharmaceutical Association. He is also a director of Cangene Corporation, a TSX traded public company.

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

Governance Committee

Governance Committee members were last appointed on December 9, 2010, subsequent to the Company’s annual general meeting. The current members of the Governance Committee are Jack M. Kay, Kenneth A. Cawkell, and Gordon M. Lickrish. Of the three, only Kenneth A. Cawkell is not independent. The Governance Committee has both governance and nominating responsibilities, which includes the responsibility of identifying new candidates for Board nominations who have the requisite knowledge and experience, orientation of new Board members and continuing education of Board members.

Compensation Committee

Compensation Committee members were last appointed on December 9, 2010, subsequent to the Company’s annual general meeting. The current members of the Compensation Committee are Gordon M. Lickrish (Chair), W. Thomas Hodgson, and Kenneth A. Cawkell. Of the three, only Kenneth A. Cawkell is not independent. The Compensation Committee’s purpose includes making recommendations to the Board regarding (i) the overall compensation of the executive officers to assure that they are compensated effectively in a manner consistent with the Company’s business, goals and objectives, stage of development, financial condition and prospects, and the competitive environment; (ii) advising the Board on the compensation of non-employee directors; (iii) making recommendations to the Board with respect to incentive-compensation plans and equity-based plans and administering the Company’s compensation plans. On an annual basis, the Compensation Committee shall recommend to the Board annual and long-term performance goals for the executive officers, evaluate the executive officers’ performance against those goals, and recommend to the Board the executive officers’ compensation, including salaries, bonuses, stock options, and other benefits, based on this evaluation.

6.D. Employees

The number of employees (full time equivalents) as at July 31 of each of the last three fiscal years is as follows:

Fiscal Year	2010	2009	2008
Research & development	23.5	23	22
Operating, general & administration	3	3	3
Sales & marketing	1	1	1
	27.5	27	26

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

Directors’ share ownership

The following table indicates the common shares and stock options outstanding for each director at September 30, 2011:

			Number of
			securities			Common	Percentage
	Number of	Percentage	underlying	Option		shares plus	of
	common	of ownership	unexercised	exercise	Option expiry	stock options	ownership
Name	shares	(1)	options (2)	price	date	(3)	(4)
			250,000	$1.68	17-Dec-2016
Donald H.	1,387,000	2.1%	100,000	$2.43	17-Aug-2015	1,662,000	2.5%
Segal			100,000	$2.74	14-Dec-2014
			150,000	$3.00	29-Jul-2016
			250,000	$1.68	17-Dec-2016
John M.	100	**	100,000	$2.43	17-Aug-2015	275,100	**
Docherty			100,000	$2.74	14-Dec-2014
			150,000	$3.00	29-Jul-2016
			100,000	$1.68	17-Dec-2016
Kenneth A.	102,100	**	40,000	$2.43	17-Aug-2015	208,350	**
Cawkell			40,000	$2.74	14-Dec-2014
			55,000	$3.00	31-Jul-2016
			100,000	$1.68	17-Dec-2016
Jack M.	875,110	1.3%	40,000	$2.43	17-Aug-2015	1,399,770	2.1%
Kay			40,000	$2.74	14-Dec-2014
			55,000	$3.00	31-Jul-2016
			100,000	$1.68	17-Dec-2016
Gordon M.	30,000	**	40,000	$2.43	17-Aug-2015	136,250	**
Lickrish			40,000	$2.74	14-Dec-2014
			55,000	$3.00	31-Jul-2016
			100,000	$1.68	17-Dec-2016
W. Thomas	10,000	**	40,000	$2.43	17-Aug-2015	116,250	**
Hodgson			40,000	$2.74	14-Dec-2014
			55,000	$3.00	31-Jul-2016
Kazimierz			40,000	$2.43	17-Aug-2015
Roszkowski-	0	**	40,000	$2.74	14-Dec-2014	112,250	**
Sliz			55,000	$3.00	31-Jul-2016

** Less than 1% ownership

(1)	Based on 67,195,987 common shares issued and outstanding on September 30, 2011.
(2)	All stock options exercisable to acquire common shares (vested and unvested).
(3)	Total number of common shares plus all stock options that will have vested within 60 days of September 30, 2011.
(4)	Ownership percentage assumes aggregate beneficial ownership of common shares and common shares acquirable upon exercise of options within 60 days of September 30, 2011.

Senior Managements’ share ownership

The following table indicates the common shares and stock options outstanding for each senior manager at September 30, 2011.

			Number of
			securities			Common
	Number of	Percentage	underlying	Option		shares plus	Percentage
	common	of ownership	unexercised	exercise	Option expiry	stock options	of
Name	shares	(1)	options (2)	price	date	(3)	ownership(4)
Donald H. Segal	1,387,000	2.1%	250,000	$1.68	17-Dec-2016	1,662,000	2.5%
			100,000	$2.43	17-Aug-2015
			100,000	$2.74	14-Dec-2014
			150,000	$3.00	29-Jul-2016
Photios (Frank) Michalargias	0	**	250,000	$1.68	17-Dec-2016	275,000	**
			100,000	$2.43	17-Aug-2015
			100,000	$2.74	14-Dec-2014
			150,000	$3.00	29-Jul-2016
John M. Docherty	100	**	250,000	$1.68	17-Dec-2016	275,100	**
			100,000	$2.43	17-Aug-2015
			100,000	$2.74	14-Dec-2014
			150,000	$3.00	29-Jul-2016
Heman Chao	0	**	250,000	$1.68	17-Dec-2016	275,000	**
			100,000	$2.43	17-Aug-2015
			100,000	$2.74	14-Dec-2014
			150,000	$3.00	29-Jul-2016
William Chick	4,925	**	250,000	$1.68	17-Dec-2016	128,675	**
			35,000	$2.43	17-Aug-2015
			35,000	$2.74	14-Dec-2014
			35,000	$3.00	29-Jul-2016

** Less than 1% ownership

(1)	Based on 67,195,987 common shares issued and outstanding on September 30, 2011.
(2)	All stock options exercisable to acquire common shares (vested and unvested).
(3)	Total number of common shares plus all stock options that will have vested within 60 days of September 30, 2011.
(4)	Ownership percentage assumes aggregate beneficial ownership of common shares and common shares acquirable upon exercise of options within 60 days of September 30, 2011.

Equity Compensation Awards

Incentive equity compensation awards are granted by the Company in accordance with the rules and policies of the Toronto Stock Exchange, the CBCA, and the Ontario Securities Commission, including the number of common shares under award, the exercise price and expiration date of such awards, and any amendments thereto. The Company’s current equity compensation plan is entitled the “2010 Equity Compensation Plan” and was approved by shareholders at the Company’s annual general meeting held December 9, 2010.

The principal purposes of the Company’s equity compensation program are: to provide the Company with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors, and consultants responsible for the continued success of the Company; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage such individuals to remain with the Company; and to attract new employees, officers, directors and consultants to the Company.

2010 Equity Compensation Plan

The use of equity compensation is a fundamental part of the Company’s compensation strategy, being a key tool for attracting, motivating and retaining qualified directors, officers, employees and consultants of the Company or its affiliates (collectively, “Eligible Persons”). In 2010, the Company adopted its equity compensation plan, entitled the “2010 Equity Compensation Plan” (the “Plan”), pursuant to which the Board or a delegated committee (the “Committee”) may grant options, share appreciation rights, whether related or unrelated to an option, restricted share units, restricted shares, deferred share units and share awards (collectively, “Awards”) to Eligible Persons. The Board or the Committee will set out the terms, conditions or restrictions attached to an Award in an agreement (an “Award Agreement”) with the Eligible Person to whom an Award is granted (the “Grantee”). The Plan is a 10% “rolling” or “evergreen” plan, that is, a plan pursuant to which the maximum number of common shares (“Shares”) issuable under the Plan is 10% of the Company’s outstanding shares from time to time. Upon implementation, all options outstanding under the previous stock option plan became subject to the Plan.

The Board adopted the Plan as of November 10, 2010. Under the policies of the TSX, shareholders must approve the initial adoption of such a plan, and every three years thereafter, must approve all unallocated options remaining available for grant under such plan. The Plan was approved by shareholders on December 9, 2010 and was implemented by the Board on December 9, 2010. A “housekeeping” amendment to the Plan was adopted on June 29, 2011 (see Amendment below.) References to the Plan herein mean the Plan as so amended.

Purposes and Benefits of the Plan
The principal purposes of the Plan areto provide the Company with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors, and consultants responsible for the continued success of the Company; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage such individuals to remain with the Company; and to attract new employees, officers, directors and consultants to the Company. The Plan is expected to benefit shareholders by enabling the Company to attract and retain personnel of high caliber by offering them an opportunity to share in any increase in value of the Company’s common shares resulting from their efforts.

Summary of the Plan

Eligibility: Awards may be granted to Eligible Persons.

Plan Maximum: The number of Shares which may be reserved for issuance pursuant to Awards granted under the 2010 Plan may not be more than 10% of the Company’s outstanding Shares from time to time, or currently 6,719,598 Shares. Additional Shares will automatically become available for grant under the Plan upon any increase in the Company’s issued and outstanding Shares, to the extent of 10% of such increase.

Reloading: Under the Plan, the number of Shares issued pursuant to any type of Award, as well as the number under those Awards that have expired or been cancelled and under which no Shares were issued, can be the subject of another grant.

Limitations on Insiders: The Plan contains a restriction that the number of shares that may be issued to insiders at any time under the Plan and any other security based compensation arrangements of the Company cannot exceed 10% of the Company’s issued and outstanding Shares. Under the Plan, the definition of “insider” means, in accordance with current TSX guidelines, a “reporting insider” of the Company as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions. All directors, the Chief Executive Officer, Chief Financial Officer, President and Chief Operating Officer, Chief Scientific Officer and VP Product Distribution will remain as insiders under the Plan.

Limitation on any Single Grantee: The number of Shares that may be issued to any one individual at any time under the Plan and any other security based compensation arrangements of the Company cannot exceed 5% of the Company’s issued and outstanding Shares.

Awards: The Company may grant to an Eligible Person, in addition to options to purchase Shares, an Award of share appreciation rights related to options (“Related SARs”), share appreciation rights unrelated to options (“Free-Standing SARs”), restricted share units (“RSUs”), restricted shares, deferred share units (“DSUs”) or share awards, or a combination of any of the foregoing. An Eligible Person to whom an Award has been granted under the Plan is hereinafter referred to as a “Grantee”.

Options to Purchase Shares: A grant of an option (“Option”) gives the Grantee, upon exercise, the right to purchase Shares in such amount, at such price and subject to such terms and conditions, including any vesting criteria, as the Committee determines, as set out in the Award agreement with the Grantee, subject to the provisions of the Plan. In addition, the Plan allows for a Grantee to opt for a “cashless exercise”, which would allow the Grantee to sell the Shares issuable upon the exercise of the Option through a broker and receive a cash amount equal to the excess of the price at which the Shares were sold over the exercise price of the Option, less the amount the Company determines, in its discretion, is required to satisfy the Company’s withholding tax and source deduction remittance obligations in respect of the exercise of the Option and issuance of Shares.

Related SAR: If an Option (or a portion thereof) is exercisable under the terms of the Award Agreement for such Option, the Grantee of a Related SAR may, in lieu of exercising all or a portion of the related Option, elect to exercise the equivalent portion of the Related SAR, and surrender to the Company such Option, or portion thereof, in consideration for an amount (the “Option Appreciation Amount”) equal to (i) the excess of the Fair Market Value of a Share on the date of the exercise of the Related SAR over the Exercise Price per Share of the related Option, multiplied by (ii) the number of Shares that would have been acquired if the Option (or portion thereof) had been exercised. A Related SAR could be awarded at the same time as the related Option or afterwards, if the Grantee agrees to it with an amendment to the agreement that sets out the terms and conditions of the Option. The Option Appreciation Amount can be paid in cash or in Shares. When a Grantee exercises all or a portion of a Related SAR, the Related SAR and the Option to which it relates, or portion thereof as the case may be, are cancelled.

Free-Standing SAR: A grant of a Free-Standing SAR gives the Grantee, upon exercise, the right to receive an amount equal to the excess of the Fair Market Value of a Share on the vesting date over the Fair Market Value of a Share on the date the Free-Standing SAR was granted (the “Appreciation Amount”), subject to such terms and conditions, including any vesting criteria, as are specified in the applicable Award Agreement. The Appreciation Amount may be paid in cash or in Shares. If the payment is made in Shares, the number of Shares is calculated by dividing the total payment amount owed by the Fair Market Value of a Share on the date the Free-Standing SAR vests.

Restricted Share Unit: A grant of a Restricted Share Unit gives the Grantee the right to receive, on vesting, a specified number of Shares or Restricted Shares for each vested Restricted Share Unit. A grant of a Restricted Share Unit may alternatively give the Grantee the right to receive, on the vesting of such Restricted Share Unit, that number of Shares or Restricted Shares having an aggregate Fair Market Value, on the date the Restricted Share Unit was granted, on the vesting date, or on such other date as is determined by the Committee at the time the Restricted Share Unit is granted, equal to a specified amount. Vesting of a Restricted Share Unit will be subject to such conditions and restrictions, including without limitation, sale restrictions or performance criteria that the Committee determines. Restricted Share Units may be granted only to the Company’s officers, employees, or consultants. A Restricted Share Unit may be settled in cash, and if there is no specified amount in the Award Agreement, then the amount of cash settlement will be equal to the Fair Market Value of the Shares that the Grantee would have received on vesting of the Restricted Share Unit, less any withholding taxes and other deductions.

Restricted Share: A grant of a Restricted Share gives the Grantee Shares, subject to such restrictions that the Committee determines. Restrictions may include immediate and automatic forfeiture of the Restricted Shares to the Company for nil consideration upon the occurrence of certain events prior to the date of vesting. As part of the grant of Restricted Shares, the Company may deposit Restricted Shares in escrow.

Deferred Share Unit: A grant of Deferred Share Unit gives the Grantee, who may only be a director of the Company who is not also an employee, officer or consultant of the Company, other than the secretary of the Company, the right to receive upon retirement, death or at some other point in time as determined by the Committee, a specified number of Shares or a number of Shares with a total Fair Market Value at the vesting date equal to a specified amount. Vesting may be subject to such conditions and restrictions as the Committee determines.

Share Awards: A grant of a Share award gives the Grantee Shares or the right to receive Shares, subject to terms and conditions that the Committee determines. Share awards can be used as additional compensation to a Grantee or can be granted instead of cash or other compensation that the Grantee is entitled to.

Fair Market Value: The determination of Fair Market Value of the Company’s Shares under the Plan is generally, as at a particular date, the closing market price of the Company’s Shares on the day immediately preceding such date, or if there is no market on which the Shares are then listed, the fair value of the Shares as determined by the Committee.

Withholding Taxes and Source Deductions: Upon exercise of an Option, the Grantee must pay the option exercise price and any amounts the Company determines must be withheld for tax purposes. In addition to requiring a payment by the Grantee to cover any required withholding and other source deductions that the Company may have to remit, the Plan gives the Company other powers, including: (i) deducting the amount from a cash payment; (ii) deducting and withholding an amount from other cash payments, whether such a payment is related to the Plan or an Award under the Plan; (iii) requiring the Grantee to make a cash payment to the Company before the Company will issue any Shares; (iv) sell Shares that the Company would otherwise deliver to the Grantee. It is up to the Company to determine the amount that it is required to withhold to satisfy any taxes and other source deductions related to any of the Awards.

Administration: The Board has delegated authority for administration of the Plan to the Compensation Committee of the Board (the “Committee”).

Exercise Price: The Committee establishes the exercise price of all options granted, which may not be less than the Fair Market Value of the Shares on the date of grant of the options.

Vesting: All Awards may be subject to vesting provisions. Upon a change of control of the Company, as defined in the Plan, all Awards with restrictions vest immediately, except for any Awards granted to consultants on or after October 20, 2010, which will continue to vest according to the terms and conditions of the Award Agreement.

Share Issuance and Rights: A grantee of any Award, except for Shares or Restricted Shares, has no rights of a shareholder until the share certificate is issued or evidence of book entry is made. Grants of Restricted Shares may be deposited in escrow, and unless otherwise provided in the applicable Award Agreement, the Grantee shall have all the rights of a shareholder of the Company with respect to such Shares.

Termination and Adjustments: Each Award shall expire at such time as is determined by the Committee, which in no event may exceed ten years from the date of the original grant of the Award. If an Award expiry date falls during the period of any trading blackout period self-imposed by the Company or within four business days thereafter, such Awards may be exercised until the end of the fifth business day following the expiry of the blackout period. Subject to the foregoing, all Awards will terminate on the earliest of the following dates:

(a)	the expiry date specified for such Award in the award agreement with the Company evidencing such Award;
(b)	where the grantee’s position as an Eligible Person is removed or terminated for just cause, the date of such termination for just cause;
(c)

except for a consultant in respect of Awards granted on or after October 20, 2010, where the grantee’s position as an Eligible Person terminates due to the death or Disability of the grantee, one year following such termination;

(d)

where the grantee’s position as an Eligible Person terminates for a reason other than the grantee’s disability, death, or termination for just cause (termination for such other reason being hereinafter referred to as a “Voluntary Termination”), and the grantee has no continuing business relationship with the Company or an affiliate of the Company as an Eligible Person in any other capacity:

(i)	where the grantee held the position of a director or officer of the Company or an affiliate, one year after the date of Voluntary Termination; and
(ii)

where the grantee held any other position with the Company or an affiliate, except for a consultant in respect of Awards granted on or after October 20, 2010, the grantee has no continuing business relationship with the Company or its affiliates, then at the Committee’s discretion anywhere from 30 days to one year after the date of the Voluntary termination, and if the Committee does not make a determination at the time of the Award grant, then automatically 30-days after the termination date.

(e)	for Awards granted to a consultant on or after October 20, 2010, all such Awards terminate the date the consultant’s engagement with the Company or its affiliates terminates.

The retirement of a director at a meeting of shareholders pursuant to the constating documents of the Company and the re-election of such director at such meeting is deemed not to be a retirement, or termination of the position of such director.

Anti-dilution: The Plan has an anti-dilution provision for the Company to make appropriate adjustments to outstanding Awards in certain events, including a share consolidation, stock split, stock dividend, reorganizations or other similar alteration.

Assignability: Options, share appreciation rights, restricted share units, restricted shares, deferred share units and share awards providing for the further issuance of Shares, are non-transferable and non-assignable.

Amendment: The Committee will have the right at any time to suspend, amend or terminate the Plan and in any manner to amend any Award Agreement, subject to approval of any stock exchange on which the Shares are listed if required under the rules and policies of such stock exchange, including without limitation, to make amendments of a “housekeeping nature”, including any amendment to the Plan, an Award Agreement or an Award that is necessary to comply with applicable laws, tax or accounting provisions or to reflect the requirements of any applicable regulatory bodies or stock exchanges and any amendment to the Plan, an Award Agreement or an Award to correct or rectify any ambiguity, defective provision, error or omission therein; amendments that are necessary for an Award to qualify for favourable treatment under applicable tax laws; a change to the vesting provisions of any Award; a change to extend the Term of an Award held by an Eligible Person who is not an insider; a change to the termination provisions of any Award (for example, relating to termination of employment or a consulting engagement, death or disability), the introduction of features to the Plan that would permit the Company to, instead of issuing common shares from treasury, retain a broker and make payments for the benefit of Grantees to such broker who would purchase common shares through the facilities of the TSX for such Grantees; and change the application of Article 11 (Adjustments), in particular, those provisions in section 11.3 (Mergers, Share Splits, Share Consolidations, etc.) and 11.9 (Acceleration of Vesting Schedule). The Committee shall not, without the approval of the shareholders of the Company, have the right to amend the Plan or an Award Agreement in order to increase the percentage of Shares issuable under the Plan; increase the limits on insiders in the Plan; permit Awards to be transferable or assignable other than for normal estate settlement purposes; increase the number of Shares which may be issued pursuant to any Award granted under this Plan; reduce the exercise price of any Option or Related SAR granted under the Plan then held by an insider; extend the Term of any Award held by an insider beyond the original term, except a blackout extension; or amend any of the foregoing matters which the Plan provides may not be amended without the approval of the shareholders.

Effective June 29, 2011, the Board amended the Plan to clarify that section 9.4(b), which extends the date for determining the fair market value of a share if such date otherwise falls during a blackout period, only applies to insider grantees, and not to all grantees. Shareholder approval was not sought to this amendment as the Board considered it to be of a “housekeeping nature” which, pursuant to the terms of the Plan, does not require such approval.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Beneficial Owners of More Than 5% of Helix Common Shares.

The following table sets forth certain information, as known to the Company or as can be ascertained from public filings, regarding shareholders that are the beneficial owners of 5% or more of the Company’s common shares, not including officers and directors of the Company:

	Number of shares	Percent
Name of Beneficial Owner(1)	Beneficially Owned	of Class
Reporting Persons (2)	14,127,720	19.2%
Sylwester and Dorota Cacek (3)	7,060,000	10.5%
Witold Zaraska (4)	5,960,000	8.5%
Wojciech Hajduk (5)	3,600,000	5.4%
Isabela Flejseirowicz (5)	3,600,000	5.4%

(1)

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all common shares beneficially owned by them. These amounts include all outstanding share warrants, all of which are exercisable within 60 days.

(2)

The “Reporting Persons” are Zbigniew Lobacz, ACM Alpha Consulting Management AG, ACM Alpha Consulting Management Est., Andreas Kandziora, and Veronika Kandziora who jointly filed a Schedule 13D with the SEC on October 3, 2011. The number of shares beneficially owned by them and the percent of class have been taken directly from the Schedule 13D. The Reporting Persons have indicated in the Schedule 13D that they have shared voting power over these shares. These shares include 6,240,000 common shares issuable by the Company upon the future exercise of share purchase warrants held by one of the Reporting Persons.

(3)	Consists of 7,060,000 common shares.
(4)	Consists of 2,980,000 common shares and warrants to purchase up to an additional 2,980,000 common shares at a price of $2.87 per share prior to September 8, 2012.
(5)	Consists of 3,600,000 common shares.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings During the Past Three Years.

On December 19, 2007 the Company issued 10,040,000 common shares at $1.68 per share. As a result of this placement, Wojciech Hajduk and Isabela Flejseirowicz became shareholders of the Company, acquiring 3,600,000 common shares each.

On October 2, 2008, the Company issued 6,800,000 units through a private placement at a unit price of $1.68. Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder to purchase one common share at a price of $2.36 until October 1, 2011. As a result of this private placement, Sylwester and Dorota Cacek became “insiders” of the Company, and currently hold approximately 10.5% of the Company’s outstanding shares, according to their SEDI filings, their warrants having expired.

On September 8, 2009, the Company issued 6,625,000 units through a private placement at a unit price of $2.05. Each unit consisted of one common share and one common share purchase warrant, with each common share purchase warrant entitling the holder to purchase one common share at a price of $2.87 until September 7, 2012. As a result of this private placement, Witold Zaraska and Zbigniew Lobacz became shareholders of the Company, with Mr. Zaraska acquiring 2,980,000 units and Mr. Lobacz acquiring 1,710,000 units. As a result of this private placement, Witold Zaraska held approximately 4.4% of the Company’s outstanding shares, and would hold approximately 8.5% after exercise of the warrants acquired by him in the private placement.

On August 6, 2010, the Company issued 4,530,000 units to Zbigniew Lobacz through a private placement at a unit price of $2.43. Each unit consisted of one common share and one common share purchase warrant, with each common share purchase warrant entitling the holder to purchase one common share at a price of $3.40 until August 5, 2013. As a result of this private placement, Zbigniew Lobacz held approximately 9.3% of the Company’s outstanding common shares, and would hold approximately 17.0% after exercise of the warrants acquired by him in the private placement.

On October 3, 2011, a Schedule 13D was filed with the SEC by the Reporting Persons identified in the table above. Such Schedule reports that as at August 3, 2011, the Reporting Persons had shared voting power over 14,127,720 common shares or 19.2% of the Company’s outstanding shares. The 14,127,720 common shares include 6,240,000 common shares issuable by the Company upon the exercise of share purchase warrants held by one of the Reporting Persons.

Herald Janssen, formerly reported as a major shareholder, no longer beneficially owns any shares.

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. U.S. Share Ownership.

As of September 30, 2011, there were a total of 186 holders of record of our common shares, of which 8 were registered with addresses in the United States. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our common shares are held of record in broker “street name.” As of September 30, 2011 United States holders of record held approximately 4.3% of our outstanding common shares.

7.A.3. Control of Company.

The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, United States residents, and other foreign residents. To the extent of the Company’s knowledge, the Company is currently not controlled by any foreign government or other person(s).

7.A.4. Arrangements known to the Company, the operation of which may at a subsequent date result in a change of control

On October 3, 2011, ACM Alpha Consulting Management AG (“ACM AG”), ACM Alpha Consulting Management Est., Zbigniew Lobacz, Veronika Kandziora and Andreas Kandziora (collectively, the “Investor Group”) jointly filed a Schedule 13D (the “Schedule 13D”) with the SEC, which disclosed that they should be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. Among other things, the Schedule 13D disclosed that, as of August 3, 2011, the Investor Group beneficially owned approximately 19.2% of the Company’s common shares. This figure includes 6,240,000 common shares issuable by the Company upon the exercise of share purchase warrants held by one member of the Investor Group.

On August 4, 2011, Mr. Lobacz delivered a shareholder proposal (the “Proposal”) to the Company for inclusion in the Company’s management proxy circular to be circulated to the Company’s shareholders in connection with the Company’s 2011 annual meeting of shareholders. The Proposal, among other things, proposes that three new director nominees be elected to the Board, together with four incumbent nominees. The Proposal names Ms. Kandziora, the sole shareholder of ACM AG, as one of the new director nominees.

As announced on October 18, 2011, certain members of the Investor Group requested the Board to call a meeting of shareholders to (i) pass a resolution to fix the number of directors for election to the Board for the ensuing year at seven; and (ii) to conduct, and pass a resolution for, the election of directors of the Board, including to consider the nominees identified in the Proposal, or additional directors to fill vacancies resulting from identified nominees being unwilling or unable to stand for election at the meeting. The Company is considering the request. The Company is already due to have its Annual General Meeting, at which directors are to be elected, prior to the end of January, 2012.

7.B. Related Party Transactions

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Cawkell Brodie Glaister LLP, is legal counsel to the Company. A director of the Company, Ken Cawkell, is a partner of Cawkell Brodie Glaister LLP.

Cangene bioPharma Inc. (“CBI”) is a wholly owned subsidiary of Cangene Corporation and is controlled by the Apotex Group which includes Apotex Inc. A director of the Company, Jack Kay, is also a director of Cangene Corporation and President of Apotex Inc.

On March 28, 2011, Helix issued, by way of private placement, a total of 1,652,719 units at $2.39 per unit for gross proceeds of $3,949,998. Jack Kay, a director of the Company, and his wife acquired 209,205 units and a related party, the Kay Family Charitable Foundation, of which Mr. Kay is a trustee, acquired an additional 209,205 units.

In fiscal 2011 the Company signed an agreement where a director of the Company, Kazimierz Roszkowski-Sliz, is the managing director of one of the hospitals responsible for conducting the L-DOS47 clinical trial studies in Poland. Other than the signing of the agreement, there were no related party transactions among the parties during fiscal 2011, since the trials have not yet commenced.

The Company had the following related party transactions for the fiscal years ended July 31:

	2011	2010	2009
Legal fees to Cawkell Brodie Glaister LLP	$534,000	$334,000	$287,000
Contracted fill-finish services with CBI	169,000	167,000	156,000
Private placement with a director of the Company and related entities	1,000,000	–	–

7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The Company’s Audited Consolidated Financial Statements for the fiscal years ended July 31, 2011, 2010 and 2009 are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in Note 18 to the financial statements.

The financial statements as required under ITEM 18. – Financial Statements are attached hereto. The audit report of KPMG LLP, independent registered public accounting firm, is included herein immediately preceding the Company’s Audited Consolidated Financial Statements.

8.A.7. Legal/Arbitration Proceedings

The directors and the senior management of the Company do not know of any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, those involving any third party, and governmental proceedings pending or contemplated, which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability. The directors and the senior management of the Company do not know of any material proceeding in which any director, any member of senior management, or any of the Company’s affiliates is either a party adverse to the Company or has a material interest adverse to the Company.

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

ITEM 9. THE OFFER AND LISTING

Not Applicable, except for Item 9.A.4 and Item 9.C only.

9.A.4 Common Share Trading Information

The Company’s common shares began trading on the TSX on June 3, 1996 and on the NYSE Amex on September 15, 2010. The current stock symbol is “HBP”.

The following table lists the volume of trading and the high and low sales prices on the Toronto Stock Exchange for the Company’s common shares for: the last six months; the last nine fiscal quarters; and the last five fiscal years.

	High	Low

September 30, 2011	$2.55	$1.75
August 31, 2011	$2.93	$2.20
July 31, 2011	$2.97	$2.48
June 30, 2011	$3.09	$2.75
May 31, 2011	$3.09	$2.61
April 30, 2011	$2.48	$2.86
Quarterly:
July 31, 2011	$3.09	$2.48
April 30, 2011	$3.34	$2.80
January 31, 2011	$2.90	$2.18
October 31, 2010	$2.69	$2.36
July 31, 2010	$2.64	$2.25
April 30, 2010	$2.92	$2.15
January 31, 2010	$3.28	$2.33
October 31, 2009	$3.24	$2.15
July 31, 2009	$2.27	$1.20
Annually:
July 31, 2011	$3.34	$2.18
July 31, 2010	$3.28	$2.15
July 31, 2009	$2.27	$1.15
July 31, 2008	$2.21	$1.20
July 31, 2007	$2.75	$1.01

The following table lists the volume of trading and the high and low sales prices in U.S. Dollars on the NYSE Amex for the Company’s common shares for: the last six months; the last four fiscal quarters; and the last year.

	High	Low

September 30, 2011	$2.53	$1.70
August 31, 2011	$3.03	$2.30
July 31, 2011	$3.06	$2.66
June 30, 2011	$3.15	$2.95
May 31, 2011	$3.22	$3.05
April 30, 2011	$3.45	$3.08
Quarterly:
July 31, 2011	$3.09	$2.66
April 30, 2011	$3.45	$2.76
January 31, 2011	$2.95	$2.45
October 31, 2010	$2.68	$2.49
Annually:
July 31, 2011	$3.45	$1.70

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

The Company’s common shares trade on the TSX in Canada and on the NYSE Amex in the United States. In addition, the Company’s shares also trade on several German exchanges, including the Frankfurt Stock Exchange, although the Company did not seek to be listed on any of them.

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

  To the extent permitted by the CBCA, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee on behalf of the Company to secure the performance of an obligation or otherwise; and

  Mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Company including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Company.

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

Neither Canadian law nor our articles or by-laws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister on an annual basis ($312 million for 2011). A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

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

In accordance with the provisions of the Competition Act (Canada) (the “Competition Act”) an investment giving rise to the acquisition or establishment, directly or indirectly, by one or more persons of control over or a significant interest in the whole or a part of a business of a competitor, supplier, customer or other person may be subject to substantive review by the Commissioner of Competition, the officer responsible for administering the Competition Act.

Under the Competition Act, a pre-transaction notification must be submitted to the Commissioner of Competition under that Act in respect of proposed transactions that exceed certain financial and other thresholds. If notice must be given, it must be provided within legally-mandated time periods. The Commissioner may then take several courses of action including taking no action, requesting additional information or documentation or challenging the transaction by referring it to the Competition Tribunal, which may result in an order under the Competition Act requiring the parties not to proceed with the transaction.

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

10.C. Material Contracts

Summaries of the material contracts referred to in 4.1 – 4.23 are included in this Annual Report under ITEM 4.B. – Business Overview, ITEM 6.B. – Compensation – Senior Management Compensation and ITEM 6.E. – Stock Options. The contracts referred to in Exhibits 4.24 and 4.25 relate to the Company’s private placement on August 6, 2010 (the “2010 Placement”) of 4,530,000 units at $2.43 per unit, one being the Form of Subscription Agreement for the 2010 Placement, and the other being a Financial and Investor Relations Agreement (“Financial and Investor Relations Agreement”) entered into between the Company and ACM. Pursuant to the Financial and Investor Relations Agreement, ACM received a fee of 12.5% of the proceeds of the Placement, and also received a fixed monthly amount of 30,000 Swiss Francs to provide investor relations services on behalf of the Company. The agreement originally terminated on December 31, 2010 but was subsequently amended and restated to extend to December 31, 2011 (Exhibit 4.26). The Company announced on October 20, 2011 that it terminated the agreement between the Company and ACM for cause. See Item 3D – Risk Factors – The Company operates in an industry that is more susceptible to legal proceedings. The Company may become involved in litigation. The contract referred to in Exhibit 4.27 is the form of warrant issued in connection with the Company’s August 6, 2010 private placement, and is in the same basic form as other warrants issued by the Company. The contracts referred to in Exhibits 4.28 and 4.29 relate to the private placements on March 28, 2011 and March 30, 2011, respectively, (collectively, the “2011 Placements”) of 1,652,719 units and 918,365 units, respectively, at $2.39 per unit. The contracts referred to in Exhibits 4.30 and 4.31 are the form of warrants issued in connection with the 2011 Placements. Exhibit 4.32 is the Company’s 2010 Equity Compensation Plan, and Exhibit 4.33 is Amendment No. 1 to the Equity Compensation Plan, each further described in ITEM 6 – Directors, Senior Management and Employees – 2010 Equity Compensation Plan.

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

United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of our common shares. A “U.S. Holder” means a holder of our common shares who is:

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

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. Holder (a “Non-U.S. Holder”). This discussion considers only U.S. Holders that will own our common shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder’s decision to purchase our common shares.

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

No legal opinion from U.S. legal counsel or ruling from the U.S. Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares. This discussion is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this discussion.

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

Subject to the discussion below under “Passive Foreign Investment Company Status,” dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% for taxable years beginning on or before December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States, which benefits include an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Canada Tax Treaty is satisfactory for this purpose. In addition, a non-U.S. corporation not otherwise treated as a “qualified foreign corporation” shall be so treated with regard to any dividend paid by such corporation if the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States. Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the common share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our common shares in such year or in the following taxable year would not be qualified dividends.

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

U.S. Holders will have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. The amount of non-U.S. income taxes which may be claimed as a credit in any taxable year is subject to complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. Distributions of current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes. Each U.S. Holder is advised to consult its own tax advisor concerning the application of the United States foreign tax credit rules with regard to its particular circumstances.

Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our common shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis in such common shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. Dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of common shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2012). Gains recognized by a U.S. Holder on a sale, exchange or other disposition of common shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of common shares generally is allocated to U.S. source income. The deductibility of capital losses recognized on the sale, exchange or other disposition of common shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of common shares and converts the foreign currency into U.S. Dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. Dollar, which will generally be U.S. source ordinary income or loss.

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

If we were a PFIC for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules (as described below) will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of our common shares. In addition, in any year in which we are classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. This new filing requirement is in addition to pre-existing reporting obligations that may apply to a U.S. Holder if we were classified as a PFIC. Pursuant to recent IRS guidance, this new filing requirement has been temporarily suspended in certain (but not all) cases pending release of revised IRS Form 8621. Additional guidance is also expected regarding the specific information that will be required to be reported on revised IRS Form 8621. Each U.S. Holder is advised to consult its own tax advisor regarding the requirements of filing such information returns under these rules, including the requirement to file a revised IRS Form 8621 (after such form is released) for prior taxable years in which the obligation to file such form was suspended.

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

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. In the event that we conclude that we will be classified as a PFIC, we will make a determination at such time as to whether we will be able to provide U.S. Holders with the information that is necessary to make a QEF election. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. Holder’s basis in its common shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder’s QEF election is in effect with respect to the entire holding period for its common shares, any gain or loss realized by such holder on the disposition of its common shares held as a capital asset ordinarily will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such common shares for more than one year at the time of the disposition. For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum U.S. federal income tax rate of 15% for taxable years beginning on or before December 31, 2012. The QEF election is made on a shareholder-by-shareholder basis, applies to all common shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

As an alternative to making the QEF election, if we are a PFIC, a U.S. Holder may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a PFIC by electing to mark our stock to market and recognizing as ordinary income or loss, each taxable year that we are a PFIC, an amount equal to the difference as of the close of the taxable year between the fair market value of our stock and the U.S. Holder’s adjusted tax basis in our stock. Special rules apply if a U.S. Holder makes a mark-to-market election after the first taxable year in its holding period in which we are a PFIC. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as the Company’s common shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Exchange Act, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and that has certain characteristics. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, subject to special rules relating to an initial public offering. It is not entirely clear whether any of the OTCBB, Toronto Stock Exchange, Berlin-Bremen Stock Exchange, Frankfurt Stock Exchange, Munich Stock Exchange, Stuttgart Stock Exchange or XETRA Exchange are qualified exchanges or other markets, or whether there will be sufficient trading volume with respect to the Company’s common shares, and accordingly, whether the common shares will be “marketable stock” for these purposes. Furthermore, there can be no assurances that the Company’s common shares will continue to trade on any of the exchanges listed above.

We believe we were not a PFIC for the year ending July 31, 2011 and do not expect to be classified as a PFIC for the year ending July 31, 2012. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending July 31, 2012 or in a future taxable year.

Non–U.S. Holders

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

Information Reporting and Backup Withholding

U.S. Holders (other than exempt recipients, such as corporations) generally are subject to information reporting requirements with respect to dividends paid on, or proceeds from the disposition of, our common shares. U.S. Holders are also generally subject to backup withholding (currently at a rate of 28%) on dividends paid on, or proceeds from the disposition of, our common shares unless the U.S. Holder provides IRS Form W–9 or otherwise establishes an exemption.

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or proceeds from the disposition of, our common shares, provided that such Non-U.S. Holder provides taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding will be allowed as a credit against a U.S. or Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Each holder of our common shares is advised to consult its own tax advisor regarding the information reporting and back-up with holding rules.

Recent Legislative Developments

U.S. federal income tax legislation enacted during 2010 requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, interest, dividends and capital gains for taxable years beginning on or after January 1, 2013. In addition, U.S. federal income tax legislation enacted during 2010 generally requires a U.S. individual to report to the IRS certain interests owned by such individual in stock or securities issued by a non-U.S. person (such as our common shares), if the aggregate value of all such interests exceeds $50,000. This new reporting requirement applies for taxable years beginning after March 18, 2010. However, pursuant to recent IRS guidance, this new reporting requirement has been temporarily suspended pending release of IRS Form 8938. Additional guidance is also expected regarding the specific information that will be required to be reported on IRS Form 8938. Failure to report information required under this legislation could result in substantial penalties. Each U.S. Holder is advised to consult its own tax advisor regarding the effect, if any, of this legislation on such holder’s ownership and disposition of our common shares, including the requirement to file an IRS Form 8938 (after such form is released) for prior tax years in which the obligation to file such form was suspended.

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

Currency Risk

The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and US dollar. Foreign exchange risks arise from the foreign currency translation of the Company’s integrated foreign operation in Ireland. In addition, foreign exchange risks arise from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. Until December 1, 2010, the Company also received a revenue stream from royalties denominated in Euro dollars from the licence of the Company’s Klean-Prep® to Helsinn-Birex Pharmaceuticals Ltd (“Helsinn”), a subsidiary of Helsinn Healthcare SA, a Swiss company.

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

Since inception, the Company has financed its operations from public and private sales of equity, proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Though the Company does not currently have enough cash reserves to fully fund its planned L-DOS47 clinical studies which the Company has estimated are to last over approximately a three-year period, nor to initiate its Topical Interferon Alpha-2b clinical studies (assuming regulatory approvals and strategic partner support are obtained), the Company does have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months, provided there are no materially negative unanticipated changes to planned expenditures and revenues. The Company will therefore continue to seek additional funding to carry out its business plan and to minimize, to the best of its ability, the risks to its operations.

Equity financing has historically been Helix’s primary source of funding, however, the market for equity financings for companies such as Helix is challenging, and the ongoing global economic downturn and credit crisis continue to add further challenges. While the Company has been able to raise equity financing in recent years, there can be no assurance that additional funding by way of equity financing will continue to be available to the Company. Any additional equity financing, if secured, would result in dilution to the existing shareholders which may be significant. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available to the Company. The failure of the Company to obtain additional financing on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs, including any ongoing clinical trials, and reducing related overhead, any of which could impair the current and future value of the business. It may also have a material adverse effect on the Company’s ability to continue as a going concern.

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

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of July 31, 2011. Management has not identified any material weaknesses in the Company’s internal control over financial reporting as of July 31, 2011.

15.C Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG LLP, who has audited and reported on our financial statements, issued an attestation report on the Company’s internal control over financial reporting. KMPG LLP's reports are incorporated herein by reference and appear with the Company’s consolidated financial statements for the fiscal year ended July 31, 2011.

15.D Changes in Internal Control over Financial Reporting and Planned Remediation Activities

The Company’s management also carried out an evaluation, with the participation of our Chief Executive Officer and our Chief Financial Officer, of changes in the Company’s internal control over financial reporting. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that no changes were made to the design of the Company’s internal controls over financial reporting during the fiscal year ended July 31, 2011 that has materially affected, or is reasonably likely to materially affect, the design of our internal controls over financial reporting.

Management will continue to review internal controls and procedures as the Company grows and, if appropriate, implement changes to its current internal control processes as the Company is committed to continuous improvement of its internal control environment and financial organization.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by our auditors to us for each of the fiscal years 2011 and 2010 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	2011		2010
Name	Amount	Percentage	Amount	Percentage
Audit - fees	$288,300	90%	$249,500	87%
Audit – related fees	0	0%	0	0%
Tax – fees (1)	17,306	5%	22,835	8%
All other fees (2)	14,500	5%	14,300	5%
Total	$320,106	100%	$286,635	100%
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

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

Our common shares commenced trading on the NYSE Amex on September 15, 2010. As a “foreign private issuer” under the U.S. securities laws, we follow applicable corporate governance rules that conform to Canadian requirements, in lieu of certain NYSE Amex requirements, as permitted by the rules of the NYSE Amex. We are not in compliance with the NYSE Amex requirement that a quorum for a meeting of the holders of the common stock be no less than 33 1/3% of such outstanding shares. Rather, our by-laws provide that a quorum for purposes of any meeting of shareholders consists of at least 10% of the shares entitled to vote at the meeting. We received an exemption from the NYSE Amex from this quorum requirement because the quorum provided for in our by-laws is consistent with generally accepted business practices in Canada, our country of domicile, and the TSX, the home country exchange on which our voting shares are traded, does not prescribe a quorum requirement.

In addition, we follow our home country practices in lieu of compliance with the NYSE Amex requirements that: (i) nominations to the Board be selected or recommended by a nominating committee comprised solely of independent directors or by a majority of the independent directors of the Board; (ii) the compensation of the Chief Executive Officer and other officers be determined, or recommended to the Board for determination, by a compensation committee comprised solely of independent directors or by a majority of the independent directors of the Board; and (iii) shareholder approval is required if a listed company is to issue common stock (or securities convertible into common stock) amounting to more than 20% of the listed company’s currently outstanding common stock. With respect to items (i) and (ii) above, the Company’s Board has a Governance Committee which also serves as its nominating committee, which is comprised of three Board members, two of whom are independent. The Compensation Committee is also comprised of three Board members, two of whom are independent. With respect to item (iii) above, pursuant to the rules of the TSX, security holder approval will be required for private placements for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price. In accordance with applicable current NYSE Amex requirements, we have provided to the NYSE Amex letters from outside counsel certifying that the Company’s practices in these areas are not prohibited by our home country law.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 18.

ITEM 18. FINANCIAL STATEMENTS

The Company’s consolidated financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as discussed in Note 18 to the consolidated financial statements.

The consolidated financial statements as required under ITEM 18 are attached hereto and found immediately following the text of this Annual Report and are incorporated by reference herein. The audit report of KPMG LLP, independent registered public accounting firm, is included herein immediately preceding the audited consolidated financial statements.

a.	Audited Financial Statements

Report(s) of Independent Registered Public Accounting Firm, dated October 28, 2011.

Consolidated Balance Sheets at July 31, 2011 and 2010.

Consolidated Statements of Operations and Comprehensive Loss for the years ended July 31, 2011, 2010 and 2009.

Consolidated Statements of Changes in Shareholders’ Equity for the years ended July 31, 2011, 2010 and 2009.

Consolidated Statements of Cash Flows for the years ended July 31, 2011, 2010 and 2009.

Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

1.1	Certificate and Articles of Amalgamation, incorporated herein by reference to Exhibit 1.1 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009
1.2	By-Law No. 1 (2009) , incorporated herein by reference to Exhibit 1.3 to the Form-20F annual report filed by Helix with the SEC on October 29, 2009
4.1	L-DOS47 cGMP Clinical Supplies Manufacturing Agreement, between the Company and BioVectra, dated November 1, 2010†
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

4.5	Third Amendment to Topical Interferon Alpha-2b GMP Process Development, Scale Up and Clinical Supplies Manufacturing Agreement, between the Company and CPL, dated December 1, 2010
4.6

Technology License Agreement between the Company and NRC, dated April 28, 2005, incorporated herein by reference to Exhibit 4.3 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009†

4.7	Technology License Agreement Amendment between the Company and NRC, dated December 2, 2009
4.8

Material Transfer and License Option Agreement, between the Company and Schering Corporation, dated December 18, 2000, incorporated herein by reference to Exhibit 4.4 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009†

4.9

Employment Agreement with Heman Chao, dated August 6, 2008, incorporated herein by reference to Exhibit 4.5 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009

4.10	Amendment to Employment Agreement with Heman Chao, dated October 1, 2009, incorporated herein by reference to Exhibit 4.6 to the Form-20F annual report filed by Helix with the SEC on October 29, 2009
4.11	Amendment to Employment Agreement with Heman Chao, dated August 1, 2010, incorporated herein by reference to Exhibit 4.9 to the Form-20F annual report filed by Helix with the SEC on October 29, 2010
4.12

Employment Agreement with Photios (Frank) Michalargias, dated August 6, 2008, incorporated herein by reference to Exhibit 4.6 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009

4.13

Amendment to Employment Agreement with Photios (Frank) Michalargias, dated October 1, 2009, incorporated herein by reference to Exhibit 4.8 to the Form-20F annual report filed by Helix with the SEC on October 29, 2009

4.14

Amendment to Employment Agreement with Photios (Frank) Michalargias, dated August 1, 2010, incorporated herein by reference to Exhibit 4.12 to the Form-20F annual report filed by Helix with the SEC on October 29, 2010

4.15

Employment Agreement with John M. Docherty, dated August 6, 2008, incorporated herein by reference to Exhibit 4.7 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009

4.16

Amendment to Employment Agreement with John M. Docherty, dated October 1, 2009, incorporated herein by reference to Exhibit 4.10 to the Form-20F annual report filed by Helix with the SEC on October 29, 2009

4.17

Amendment to Employment Agreement with John M. Docherty, dated August 1, 2010, incorporated herein by reference to Exhibit 4.15 to the Form-20F annual report filed by Helix with the SEC on October 29, 2010

4.18

Employment Agreement with Donald H. Segal, dated August 6, 2008, incorporated herein by reference to Exhibit 4.8 to the Form 20-FR12G/A registration statement filed by Helix with the SEC on February 5, 2009

4.19

Amendment to Employment Agreement with Donald H. Segal, dated October 1, 2009, incorporated herein by reference to Exhibit 4.12 to the Form-20F annual report filed by Helix with the SEC on October 29, 2009

4.20

Amendment to Employment Agreement with Donald H. Segal, dated August 1, 2010, incorporated herein by reference to Exhibit 4.18 to the Form-20F annual report filed by Helix with the SEC on October 29, 2010

4.21	Employment Agreement with William H. Chick, dated July 25, 1997, incorporated herein by reference to Exhibit 4.19 to the Form-20F annual report filed by Helix with the SEC on October 29, 2009
4.22

Amendment to Employment Agreement with William H. Chick, dated October 1, 2009, incorporated herein by reference to Exhibit 4.20 to the Form-20F annual report filed by Helix with the SEC on October 29, 2009

4.23	Form of Indemnity Agreement, incorporated herein by reference to Exhibit 4.13 to the Form-20F annual report filed by Helix with the SEC on October 29, 2009
4.24

Form of Subscription Agreement between the Company and the subscribers to the Company’s private placement on August 6, 2010 of 4,530,000 units at $2.43 per unit, incorporated herein by reference to the Form-6K filed by Helix with the SEC on August 17, 2010

4.25

Amended and Restated Financial and Investor Relations Agreement dated June 28, 2010 between the Company and ACM Alpha Consulting Management Est. relating to the Company where ACM Alpha Consulting Management Est. agreed to provide investor relations services to the Company’s private placement on August 6, 2010 of 4,530,000 units at $2.43 per unit, incoporated herein by reference to the Form 6-K filed by Helix with the SEC on August 17, 2010

4.26	Second Amended and Restated Financial and Investor Relations Agreement dated January 28, 2011 between the Company and ACM Alpha Consulting Management Est.
4.27	Form of warrant issued to subscribers of the Company’s August 6, 2010 private placement, incorporated herein by reference to Exhibit 99.4 to the Form 6-K filed by Helix with the SEC on August 17, 2010
4.28

Form of Subscription Agreement between the Company and the subscribers to the Company’s private placement on March 28, 2011 of 1,652,719 units at $2.39 per unit, incorporated herein by reference to the Form-6K filed by Helix with the SEC on March 29, 2011

4.29

Form of Subscription Agreement between the Company and the subscribers to the Company’s private placement on March 30, 2011 of 918,365 units at $2.39 per unit, incorporated herein by reference to the Form-6K filed by Helix with the SEC on April 5, 2011

4.30	Form of warrant issued to subscribers of the Company’s March 28, 2011 private placement, incorporated herein by reference to Exhibit 99.3 to the Form 6-K filed by Helix with the SEC on March 29, 2011
4.31	Form of warrant issued to subscribers of the Company’s March 30, 2011 private placement, incorporated herein by reference to Exhibit 99.3 to the Form 6-K filed by Helix with the SEC on April 5, 2011
4.32	Equity Compensation Plan, implemented December 9, 2010, incorporated herein by reference to Exhibit 99.1 to the Form-6K filed by Helix with the SEC on January 20, 2011
4.33	Amendment No. 1 to the Equity Compensation Plan, implemented by consent resolution of the Board June 29, 2011
4.34	Form of Stock Option Agreement for December 9, 2010 Equity Compensation Plan (Directors and Officers)
8.1	List of Subsidiaries: See ITEM 4.C – Organizational Structure.
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Audit Committee Charter
†	Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.
*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

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

HELIX BIOPHARMA CORP.

/s/ Donald H. Segal
Donald H. Segal
Chairman and Chief Executive Officer

Date: October 31, 2011

Consolidated Financial Statements of Helix BioPharma Corp.
Years ended July 31, 2011, 2010 and 2009

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

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, Licensed Public Accountants, which has full and unrestricted access to the Audit Committee. KPMG’s report on the consolidated financial statements is presented herein.

/s/ Donald H. Segal	/s/ Photios (Frank) Michalargias
Donald H. Segal	Photios (Frank) Michalargias
Chief Executive Officer	Chief Financial Officer

October 28, 2011

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street, Suite 4600
Toronto, Ontario, M5H 2S5

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Helix BioPharma Corp.:

We have audited the accompanying consolidated financial statements of Helix BioPharma Corp., and its subsidiaries which comprise the consolidated balance sheets as at July 31, 2011 and 2010, the consolidated statements of operations and comprehensive loss, deficit, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended July 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Helix BioPharma Corp. and its subsidiaries as at July 31, 2011 and 2010, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended July 31, 2011 in accordance with Canadian generally accepted accounting principles.

Other Matter
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Helix BioPharma Corp.'s internal control over financial reporting as of July 31, 2011, based on the criteria established in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated October 28, 2011 expressed an unmodified opinion on the effectiveness of Helix BioPharma Corp.’s internal control over financial reporting.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
October 28, 2011

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
333 Bay Street, Suite 4600
Toronto, Ontario, M5H 2S5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Helix BioPharma Corp.:

We have audited Helix BioPharma Corp.’s internal control over financial reporting as of July 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Helix BioPharma Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Discussion and Analysis of financial Condition and Results of Operations for the year ended July 31, 2011. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Helix BioPharma Corp. maintained, in all material respects, effective internal control over financial reporting as of July 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Helix BioPharma Corp. and subsidiaries as of July 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive loss, deficit, changes in shareholders’ equity and cash flows for each of the years in the three year period ended July 31, 2011, and our report dated October 28, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
October 28, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with

KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

HELIX BIOPHARMA CORP.
Consolidated Balance Sheets
As at July 31, 2011 and 2010 (In thousands of Canadian dollars)

	2011	2010

Assets

Current assets:
Cash and cash equivalents	$19,044	$13,125
Accounts receivable	1,906	1,365
Inventory	528	780
Prepaid and other assets	202	398
	21,680	15,668

Other receivables (note 4)	660	459

Capital assets (note 5)	2,031	1,987

	$24,371	$18,114

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$1,085	$1,392
Accrued liabilities	804	821
Income tax payable	296	43
Deferred lease credit	25	25
	2,210	2,281

Deferred lease credit – non current:	48	72

Shareholders’ equity (note 6)	22,113	15,761

Commitments and contingencies (note 7)
Subsequent event (note 17)
	$24,371	$18,114

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors:

/s/ Donald H. Segal	/s/ W. Thomas Hodgson
Donald H. Segal,	W. Thomas Hodgson,
Chairman, Board of Directors	Chairman, Audit Committee

HELIX BIOPHARMA CORP.
Consolidated Statements of Operations and Comprehensive Loss
Years ended July 31, 2011, 2010 and 2009 (In thousands of Canadian dollars, except per share amounts)

	2011	2010	2009
Revenue:
Product revenue	$4,406	$3,925	$3,244
Royalties and license fees	126	509	597
	4,532	4,434	3,841
Expenses:
Cost of sales	1,642	1,669	1,516
Research and development	7,323	10,715	10,322
Operating, general and administration	4,434	3,176	3,917
Sales and marketing	1,124	1,125	969
Amortization of capital assets	404	429	274
Amortization of intangible assets	–	–	12
Stock-based compensation	2,082	1,275	1,023
Interest income	(188)	(49)	(339)
Foreign exchange loss	2	564	133
Loss on capital asset disposal	59	–	–
Realized gain on sale of investment	–	(47)	–
Impairment of intangible assets	–	–	98
	16,882	18,857	17,925

Loss before the undernoted items	(12,350)	(14,423)	(14,084)

Gain on sale of license (note 9)	1,336	–	–

Income taxes (note 11)	334	46	18

Net loss for the year	(11,348)	(14,469)	(14,102)

Other comprehensive loss, net of tax:

Decrease in fair value of available-for-sale investments (net of tax of $nil)	–	(8)	(39)
Total comprehensive loss	$(11,348)	$(14,477)	$(14,141)
Loss per common share:
Basic	$(0.17)	$(0.24)	$(0.27)
Diluted	$(0.17)	$(0.24)	$(0.27)

Weighted average number of common shares used in the calculation of basic and diluted loss per share	65,321,170	59,123,321	52,001,636

Consolidated Statements of Deficit
Years ended July 31, 2011, 2010 and 2009 (In thousands of Canadian dollars)

	2011	2010	2009
Net loss for the year	$(11,348)	$(14,469)	$(14,102)
Deficit, beginning of year	(87,263)	(72,794)	(58,692)
Deficit, end of year	$(98,611)	$(87,263)	$(72,794)

The accompanying notes are an integral part of these consolidated financial statements.

HELIX BIOPHARMA CORP.
Consolidated Statements of Changes in Shareholders’ Equity
Years ended July 31, 2011, 2010 and 2009 (In thousands of Canadian dollars, except common share and warrant numbers)

			Share purchase				Accumulated
	Common shares		warrants					other
								comprehensive	Total
					Contributed			income	shareholders
	Amount	Number	Amount	Number	Options	surplus	Deficit	(loss)	equity
Balances, July 31, 2008	$71,964	46,375,335	$–	–	$3,231	$3,925	$(58,692)	$94	$20,522
Net loss for the year	–	–	–	–	–	–	(14,102)	–	(14,102)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(39)	(39)
Common stock, issued (note 6)	9,612	6,800,000	–	–	–	–	–	–	9,612
Warrants, issued (note 6)	–	–	47	3,400,000	–	–	–	–	47
Stock-based compensation	–	–	–	–	1,023	–	–	–	1,023
Options, exercised	–	–	–	–	–	–	–	–	–
Options expired, unexercised	–	–	–	–	(867)	867	–	–	–
Balances, July 31, 2009	$81,576	53,175,335	$47	3,400,000	$3,387	$4,792	$(72,794)	$55	$17,063
Net loss for the year	–	–	–	–	–	–	(14,469)	–	(14,469)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(8)	(8)
Realized gain on sale of investment	–	–	–	–	–	–	–	(47)	(47)
Common stock, issued (note 6)	8,542	6,625,000	–	–	–	–	–	–	8,542
Warrants, issued (note 6)	–	–	3,055	6,625,000	–	–	–	–	3,055
Stock-based compensation	–	–	–	–	1,275	–	–	–	1,275
Options, exercised	600	175,000	–	–	(250)	–	–	–	350
Options expired, unexercised	–	–	–	–	(936)	936	–	–	–
Balances, July 31, 2010	$90,718	59,975,335	$3,102	10,025,000	$3,476	$5,728	$(87,263)	$–	$15,761
Net loss for the year	–	–	–	–	–	–	(11,348)	–	(11,348)
Other comprehensive income (loss)	–	–	–	–	–	–	–	–	–
Realized gain on sale of investment	–	–	–	–	–	–	–	–	–
Common stock, issued (note 6)	11,468	7,167,383	–	–	–	–	–	–	11,468
Warrants, issued (note 6)	–	–	4,112	7,101,084	–	–	–	–	4,112
Stock-based compensation	–	–	–	–	2,082	–	–	–	2,082
Options, exercised	64	22,216	–	–	(26)	–	–	–	38
Options expired, unexercised	–	–	–	–	(1,189)	1,189	–	–	–
Balances, July 31, 2011	$102,250	67,164,934	$7,214	17,126,084	$4,343	$6,917	$(98,611)	$–	$22,113

The accompanying notes are an integral part of these consolidated financial statements.

HELIX BIOPHARMA CORP.
Consolidated Statements of Cash Flows
Years ended July 31, 2011, 2010 and 2009 (In thousands of Canadian dollars)

	2011	2010	2009

Cash provided by (used in):

Operating activities:
Loss for the year	$(11,348)	$(14,469)	$(14,102)
Items not involving cash:
Amortization of capital assets	404	429	274
Amortization of intangible assets	–	–	12
Stock-based compensation	2,082	1,275	1,023
Stock-based consideration	187	–	–
Foreign exchange loss	2	564	133
Loss on capital asset disposal	59	–	–
Realized gain on sale of investment	–	(47)	–
Impairment of intangible assets	–	–	98
Realized gain on sale of license	(1,336)	–	–
Other receivables	(201)	(459)	–
Deferred lease credit	(24)	(26)	123
Change in non-cash working capital:
Accounts receivable	(541)	(312)	(632)
Inventory	252	78	(400)
Prepaid and other expenses	196	651	(603)
Accounts payable	(307)	107	701
Accrued liabilities	(17)	(13)	288
Income taxes payable	253	29	(72)
	(10,339)	(12,193)	(13,157)
Financing activities:
Proceeds from the exercise of stock options	38	350	–
Proceeds from the issue of warrants and common shares, net of issue costs	15,393	11,597	9,659
	15,431	11,947	9,659
Investing activities:
Proceeds from the sale of license	1,336	–	–
Proceeds from the sale of investment	–	48	–
Purchase of capital assets	(507)	(607)	(932)
	829	(559)	(932)

Effect of exchange rate changes on cash and cash equivalents	(2)	(564)	(133)
Increase (decrease) in cash and cash equivalents	5,919	(1,369)	(4,563)

Cash and cash equivalents, beginning of year	13,125	14,494	19,057

Cash and cash equivalents, end of year	$19,044	$13,125	$14,494

Supplemental cash flow information:

Interest received	$188	$49	$349
Income taxes paid	94	11	82
Interest paid	–	–	1

The accompanying notes are an integral part of these consolidated financial statements.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Helix BioPharma Corp. (the “Company”), incorporated under the Canada Business Corporations Act, is a biopharmaceutical company primarily focused in the areas of cancer prevention and treatment. In addition, the Company earns revenues from its drug distribution business in Canada and international licensing activities. The Company has funded its research and development activities through the issuance of common shares and warrants and through limited commercial activities. As the Company has two major projects in the research and development stage, it expects to incur additional losses and therefore will require additional financial resources, on an ongoing basis. It is not possible to predict the outcome of future research and development activities or the financing thereof.

1. Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These consolidated financial statements differ in certain respects from those prepared in accordance with United States generally accepted principles (“US GAAP”). The recognition, measurement and disclosure differences as they relate to the Company are described in note 18, “Differences between Canadian and US GAAP”.

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. The Company has a history of net losses and expects future losses. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. The Company is not certain when or whether it will achieve profitability, or whether it will be able to increase its revenues or raise additional investment capital, all of which could impact the Company’s ability to operate as a going concern. These consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption. Though the Company does not currently have enough cash reserves to fund its planned clinical studies which are estimated to last over approximately a three year period, the Company does have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months, provided there are no materially negative unanticipated changes to planned expenditures and revenues. The Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs. The market for debt and equity financings for companies such as Helix has always been challenging, more so during the recent global economic downturn. The Company cannot predict whether it will be able to raise the necessary funds it needs to continue as a going concern.

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

Inventory
Inventory consisting of finished goods is valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. In determining the net realizable value, the Company considers factors such as yield, turnover, expected future demand and past experience. Cost includes the cost to purchase the products. The total amount of inventories recognized as an expense (cost of sales) during the year was $1,380,000 (2010 - $1,450,000; 2009 – $1,332,000). There were no write-downs or reversal of write-downs of inventory recognized as an expense (cost of sales) during the year.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Capital assets
Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the following methods and annual rates:

Asset	Basis	Rate
Research, manufacturing and computer equipment	Declining balance	20% - 30%
Furniture and fixtures	Declining balance	20%
Computer software	Declining balance	50%
Leasehold improvements	Straight line over lease term	Lease term

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

Investment tax credits
The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a capital nature, provided that the Company has reasonable assurance that the tax credits will be realized. Investment tax credit receivable at July 31, 2011 totals $1,968,000 (2010 - $838,000), of which $1,308,000 (2010 - $379,000) is included in current accounts receivable and $660,000 is classified as other receivables (2010 - $459,000). The Company received $547,000 in investment tax credits in fiscal 2011 (2010 - $229,000; 2009 - $nil).

Stock-based compensation
The Company accounts for stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees in accordance with the recommendations of The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments” (“Section 3870”). Section 3870 established standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to employees and non-employees. The fair value of stock options is measured at the grant date using the Black-Scholes option pricing model and the compensation cost is amortized over the options’ vesting period for employee awards and the service period for non-employee awards. Forfeitures are accounted for on an estimate basis, based on historical trends.

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

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets are recorded on the Company’s balance sheets.

Impairment of long-lived assets
The Company’s long-lived assets include capital assets and intangible assets with finite lives. The Company uses the two-step process to determine whether there is impairment of long-lived assets held for use. The first step determines whether there is an impairment while the second measures the amount of the impairment. An impairment loss is identified when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company recorded an impairment charge during the year ended July 31, 2011 of $nil (2010 – $nil; 2009 – $98,000). The impairment charge in fiscal 2009 relates to intellectual property.

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

Financial instruments
Financial assets and financial liabilities are initially recorded at fair value and their subsequent measurements are determined in accordance with their classification. The classification depends on the purpose for which the financial instruments were acquired or issued and their characteristics. Cash and cash equivalents are classified as held-for-trading assets and are accounted for at fair value. All changes in fair value are included in loss for the year in which they arise. Accounts receivable are classified as loans and receivables, and after initial recognition are recorded at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, and after initial recognition are recorded at amortized cost.

3. New accounting standards and pronouncements

Recently adopted

Multiple deliverable revenue arrangements
In December 2009, the Emerging Issues Committee (“EIC”) issued a new abstract “Multiple Deliverable Revenue Arrangements” (“EIC-175”), which amended EIC-142 “Revenue Arrangements with Multiple Deliverables” (“EIC-142”). This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC-175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. The EIC was early adopted on August 1, 2010 on a prospective basis. The adoption of EIC-175 did not have a material impact on the Company’s consolidated financial statements.

Not yet adopted

International financial reporting standards (“IFRS”)
In February 2008, the Canadian Accounting Standards Board ("AcSB") announced that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Publicly accountable entities will be required to prepare financial statements in accordance with IFRS on a retrospective basis. The Company's first annual IFRS financial statements will be for the fiscal year ending July 31, 2012 and will include the comparative period of fiscal 2011. The Company’s first interim quarterly filing under IFRS will be for the quarter ending October 31, 2011 and will include IFRS comparative figures for the quarter ending October 31, 2010 along with the opening balance sheet.

The Company is completing its transition to IFRS which includes finalizing its accounting policies, financial statement presentation and disclosure options available on initial changeover to IFRS and implementing information technology and data system changes and modification to internal control over financial reporting.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Business combinations, non-controlling interests and consolidated statements
In January 2009, the CICA issued Handbook Section 1582, Business Combinations ("Section 1582"), to replace Handbook Section 1581, Business Combinations ("Section 1581"), which aligns this section with International Financial Reporting Standard 3, Business Combinations; Handbook Section 1602, Non-controlling Interests ("Section 1602"), which is equivalent to the corresponding provisions of International Financial Reporting Standard 27, Consolidated and Separate Financial Statements; and Handbook Section 1601, Consolidated Financial Statements, which together with Section 1602 establishes standards for the preparation of consolidated financial statements, replacing Handbook Section 1600, Consolidated Financial Statements. These sections are effective for fiscal years beginning on or after January 1, 2011; however, earlier adoption is permitted if all sections are adopted together. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

4. Other receivables

Other receivables represent research and development investments tax credits which are not classified as current accounts receivables. At July 31, 2011, cash refundable investment tax credits total $1,968,000 (2010 – $838,000) of which $1,308,000 (2010 – $379,000) is included in current accounts receivable and $660,000 is classified as other receivables (2010 – $459,000).

5. Capital Assets

		2011			2010
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Research equipment	$1,799	$1,102	$697	$1,865	$1,342	$523
Manufacturing equipment	1,662	691	971	1,564	521	1,043
Leasehold improvements	366	143	223	359	72	287
Computer equipment	208	109	99	183	83	100
Computer software	71	43	28	59	36	23
Furniture and fixtures	21	8	13	17	6	11
	$4,127	$2,096	$2,031	$4,047	$2,060	$1,987

6. Shareholders equity

Preferred shares
Authorized 10,000,000 preferred shares.
As at July 31, 2011 and 2010 the Company had nil preferred shares issued and outstanding.

Common shares and share purchase warrants
Authorized unlimited common shares without par value
As at July 31, 2011 the Company had 67,164,934 (2010 – 59,975,335) common shares issued and outstanding.

On October 2, 2008, the Company completed a private placement, issuing 6,800,000 units at $1.68 per unit, for gross proceeds of $11,424,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $2.36 until October 1, 2011. Of the gross proceeds amount, $68,000 was allocated to the share purchase warrants based on fair value and the residual amount of $11,356,000 was allocated to common stock. Share issue costs totalling $1,765,000 were proportionately allocated to the share purchase warrants ($21,000) and common stock ($1,744,000), respectively.

On September 8, 2009, the Company announced the completion of a private placement, issuing 6,625,000 units at $2.05 per unit, for gross proceeds of $13,581,250. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $2.87 until September 7, 2012. Of the gross proceeds amount, $3,577,500 was allocated to the share purchase warrants based on fair value and the residual amount of $10,003,750 was allocated to common stock. Share issue costs totalling $1,984,000 were proportionately allocated to the share purchase warrants ($523,000) and common stock ($1,461,000), respectively.

On August 6, 2010, the Company announced the completion of a private placement, issuing 4,530,000 units at $2.43 per unit, for gross proceeds of $11,007,900. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $3.40 until August 5, 2013. Of the gross proceeds amount, $2,400,900 was allocated to the share purchase warrants based on fair value and the residual amount of $8,607,000 was allocated to common stock. Share issue costs totalling $1,551,000 were proportionately allocated to the share purchase warrants ($338,000) and common stock ($1,213,000), respectively.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

On March 28, 2011, the Company completed a private placement, issuing 1,652,719 units at $2.39 per unit, for gross proceeds of $3,949,998. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $3.35 until March 27, 2016. Of the gross proceeds amount, $1,362,000 was allocated to the share purchase warrants based on fair value and the residual amount of $2,588,000 was allocated to common stock. Share issue costs totalling $34,000 were proportionately allocated to the share purchase warrants ($12,000) and common stock ($22,000), respectively. Also see Note 14 – Related Party Transactions.

On March 30, 2011, the Company completed a private placement, issuing 918,365 units at $2.39 per unit, for gross proceeds of $2,194,892. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $3.35 until March 29, 2016. Of the gross proceeds amount, $759,000 was allocated to the share purchase warrants based on fair value and the residual amount of $1,436,000 was allocated to common stock. Share issue costs totalling $175,000 were proportionately allocated to the share purchase warrants ($60,000) and common stock ($115,000), respectively.

The following table provides information on share purchase warrants outstanding as at July 31:
		2011		2010
	Weighted average	Number of share	Weighted average	Number of share
	remaining contractual	purchase warrants	remaining contractual	purchase warrants
Exercise Price	life (in years)	outstanding	life (in years)	outstanding
$2.36	0.17	3,400,000	1.17	3,400,000
$2.87	1.11	6,625,000	2.11	6,625,000
$3.40	2.02	4,530,000	–	–
$3.35	4.66	1,652,719	–	–
$3.35	4.67	918,365	–	–
Outstanding, end of year		17,126,084		10,025,000

Stock options
The Company’s equity compensation plan reserves up to 10% of the Company’s outstanding common stock for granting to directors, officers and employees of the Company or any person or company engaged to provide ongoing management or consulting services. Based on the Company’s current issued and outstanding common shares as at July 31, 2011, options to purchase up to 6,716,493 common shares may be granted under the plan. As at July 31, 2011, options to purchase a total of 5,061,784 common shares have been issued and are outstanding under the equity compensation plan. In addition, 66,299 common shares have been issued to consultants.

The following table provides information on options outstanding and exercisable as at July 31:
		2011			2010
			Number of			Number of
	Weighted average	Number of	vested and	Weighted average	Number of	vested and
Exercise	remaining contractual	options	exercisable	remaining contractual	options	exercisable
Price	life (in years)	outstanding	options	life (in years)	outstanding	options
$1.68	5.38	2,042,784	1,532,784	6.38	2,065,000	1,032,500
$2.43	4.05	890,000	222,500	–	–	–
$2.74	3.37	965,000	495,000	4.37	968,000	251,375
$3.00	–	–	–	1.00	658,500	658,500
$3.00	5.00	1,164,000	291,000	–	–	–
Outstanding, end of year	4.68	5,061,784	2,541,284	4.90	3,691,500	1,942,375

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table summarized activity under the Company’s stock option plan for the fiscal year ended July 31, 2011:
		Weighted	Weighted	Weighted
		average	average	average remaining
		exercise	fair	contractual
	Number	price	value	life
Outstanding, beginning of year	3,691,500	$2.19	$1.42
Granted	2,057,000	2.75	1.47
Exercised	(22,216)	1.68	1.22
Forfeited	(6,000)	2.59	1.49
Expired	(658,500)	3.00	1.79
Outstanding, end of year	5,061,784	$2.32	$1.39	4.68
Vested and exercisable, end of year	2,541,284	$2.10	$1.34	4.83

The following table summarized activity under the Company’s stock option plan for the fiscal year ended July 31, 2010:
		Weighted	Weighted	Weighted
		average	average	average remaining
		exercise	fair	contractual
	Number	price	value	life
Outstanding, beginning of year	3,564,000	$2.00	$1.37
Granted	968,000	2.74	1.60
Exercised	(175,000)	2.00	1.43
Forfeited/expired	(665,500)	2.00	1.43
Outstanding, end of year	3,691,500	$2.19	$1.42	4.90
Vested and exercisable, end of year	1,942,375	$2.26	$1.46	4.30

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:
	Number		Risk free				Fair value
Grant	of options	Volatility	interest	Dividend	Expected	Vesting	of options
Date	granted	factor	rate	rate	life	period	granted
July 29, 2011	1,164,000	61.88%	2.04%	0.00%	5 years	3 years	$1,781
August 17, 2010	893,000	67.10%	2.18%	0.00%	5 years	3 years	$1,440
December 14, 2009	968,000	70.26%	2.56%	0.00%	5 years	3 years	$1,548
December 17, 2008	2,070,000	64.30%	2.44%	0.00%	8 years	3 years	$2,525

For the year ended July 31, 2011, 1,274,062 stock options vested (2010 – 767,625; 2009 – 517,500) with a fair value of $1,773,000 (2010 –$1,029,000; 2009 – $631,500).

7. Commitments and contingencies

The Company’s commitments are summarized as follows:
						2017 and
	2012	2013	2014	2015	2016	beyond	Total
Royalty and in-licensing	$10	$10	$10	$10	$10	$80	$130
Clinical research organizations	2,020	2,358	2,290	322	–	–	6,990
Contract manufacturing organizations	590	–	–	–	–	–	590
Collaborative research organizations	128	104	–	–	–	–	232
Purchases of inventory	1,205	1,311	1,400	620	–	–	4,536
Operating leases	260	106	97	–	–	–	463
Share capital issuance	89	–	–	–	–	–	89
Consulting	498	235	152	–	–	–	885
	$4,800	$4,124	$3,949	$952	$10	$80	$13,915

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

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

As at July 31, 2011, the Company has $130,000 (2009 – $150,000) in financial obligations outstanding related to royalty and in-licensing commitments.

Clinical Research Organization (“CRO”) commitments
The Company has two separate CRO supplier agreements, whereby the two CRO’s provide clinical research services related to the management of clinical trials/studies which are at various stages of development.

As at July 31, 2011, the Company accrued $221,000 (2009 – $396,000) for CRO services it had received and is committed to pay $6,990,000 for additional CRO services.

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

As at July 31, 2011, the Company accrued $207,000 (2009 – $158,000) for CMO services it had received and is committed to pay $590,000 in additional services not yet received.

Collaborative Research Organization service commitments
The Company has three collaborative research agreements relating to the Company’s L-DOS47 program. The nature of the services includes assay development, animal studies and imaging and ongoing future clinical sample analysis.

As at July 31, 2011, the Company accrued $37,000 (2009 – $30,000) for Collaborative Research Organizations services it had received and is committed to pay $232,000 for additional collaborative research services.

Purchase commitments
The Company has inventory purchase commitments of $4,536,000 with one supplier through to December 2014.

Operating lease commitments
The Company owes $463,000 under three facility lease agreements with lease terms up to June 2014 for office and research premises.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Share capital issuance
The Company has share capital issuance commitments of $89,000 with two investor relation firms through to fiscal 2012.

Consulting commitments
The Company has entered into various consulting service arrangements with commitments of $885,000 through to fiscal 2014.

Sale of license commitment
The Company entered in an agreement with Helsinn whereby Helsinn was given the right to purchase the U.S. rights to Klean-Prep™ for 900,000 Euros if Helsinn achieves U.S. commercialization of Klean-Prep™ by December 2012 and if Helsinn makes all the set installments totalling 900,000 Euros in accordance with a pre-determined schedule to start immediately following U.S. commercialization.

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

8. Capital risk management

The Company’s main objectives when managing capital are to ensure sufficient liquidity to finance research and development activities, clinical trials, ongoing administrative costs, working capital and capital expenditures. The Company includes cash and cash equivalents in the definition of capital. The Company endeavours not to unnecessarily dilute shareholders when managing the liquidity of its capital structure.

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

Most recently, however, the Company has raised additional capital via private placements as discussed in notes 6.

Though the Company does not currently have enough cash reserves to fund its planned clinical studies which are expected to last over approximately a three year period, the Company does have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months, provided there are no materially negative unanticipated changes to planned expenditures and revenues.

The Company does not have any credit facilities and is therefore not subject to any externally imposed capital requirements or covenants.

9. Gain on sale of license

On December 1, 2010 the Company entered into an agreement to assign certain international Klean-Prep® rights to Helsinn-Birex Pharmaceuticals Limited (“Helsinn”). Upon closing, Helsinn paid Helix a sum of 1 million Euros in exchange for the world-wide rights, title and interest in Klean-Prep®, excluding the U.S. and Canada. Under the agreement Helsinn was also given the ability to purchase the U.S. rights to Klean-Prep for 900,000 Euros if it achieves the U.S. commercialization of Klean-Prep by December 2012 and if it makes all the set installments totalling 900,000 Euros in accordance with a pre-determined schedule set to start immediately following the U.S. commercialization of Klean-Prep.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

10. Financial instruments and risk management

The Company has classified its financial instruments as follows:
	2011		2010
		Fair value		Fair value
	Fair Value	hierarchy	Fair Value	hierarchy
Financial assets:
Cash and cash equivalents	$19,044,000	Level 1	$13,125,000	Level 1
Accounts receivable	$1,906,000	Level 1	$1,365,000	Level 1
Financial Liabilities:
Accounts payable, measured at amortized cost	$1,085,000	Level 1	$1,392,000	Level 1
Accrual liabilities, measured at amortized cost	$804,000	Level 1	$821,000	Level 1

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

A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The financial instruments in the Company’s financial statements, measured at fair value, are the cash and cash equivalents.

Fair value
The fair value of financial instruments as at July 31, 2011 and 2010 approximates their carrying value because of the near-term maturity of these instruments.

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

Currency risk
The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and US dollar. Foreign exchange risks arise from the foreign currency translation of the Company’s integrated foreign operation in Ireland. In addition, foreign exchange risks arise from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. Up to November 30, 2010, the Company also received a revenue stream from royalties denominated in Euros from the licence of the Company’s Klean-Prep® to Helsinn. Also see Note 9 – Gain on Sale of License. In December 2010, the Company entered into an agreement to transfer certain international Klean-Prep® rights to Helsinn. The agreement with Helsinn became effective December 1, 2010 and as a result, Helix will no longer earn royalty revenue associated with Klean-Prep®, going forward.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The Company has maintained minimal cash balances denominated in both Euro and US dollars due to Canadian dollar stability and strength against foreign currencies.

Balances in foreign currencies at July 31, 2011 and 2010 are as follows:
		2011			2010
		US	Pound		US	Pound
	Euros	Dollars	Sterling	Euros	Dollars	Sterling
Cash and cash equivalents	515	88	–	352	281	–
Accounts receivable	–	–	–	303	–	–
Investment	–	–	–	–	–	–
Accounts payable	(353)	(225)	(3)	(257)	(513)	(16)
Accruals	(5)	–	–	(35)	–	–
Net foreign currencies	157	(137)	(3)	363	(232)	(16)
Closing exchange rate	1.3726	0.9555	1.5682	1.3401	1.0283	1.6135
Impact of 1% change in exchange rate	+/- 2	+/- 1	+/- 0	+/- 5	+/- 2	+/- 1

Any fluctuation in the exchange rates of the foreign currencies listed above could have an impact on the Company’s results from operations; however, they would not impair or enhance the ability of the Company to pay its foreign-denominated expenses.

The following summary illustrates the fluctuations in the exchange rates during fiscal 2011 and 2010 for $1CDN:
		2011			2010
		US	Pound		US	Pound
	Euros	Dollars	Sterling	Euros	Dollars	Sterling
High	1.4305	1.0642	1.6451	1.5799	1.0889	1.7969
Average	1.3680	0.9943	1.5888	1.4490	1.0494	1.6511
Low	1.2847	0.9449	1.5297	1.2685	1.0051	1.5254

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

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The table below breaks down the various categories that make up the Company’s accounts receivable balances as at July 31:

	2011	2010
Accounts receivable
Aged trade accounts receivable
0 to 30 days	$304	$269
31 to 60 days	144	123
61 to 90 days	16	52
Over 90 days	1	–
Trade accounts receivable	$465	$444
Royalty	–	42
Government related – HST and VAT	124	499
Research and development investment tax credits	1,308	379
Other	15	7
	$1,912	$1,371
Allowance for doubtful accounts – trade account	(6)	(6)
	$1,906	$1,365

The top five customers included in trade accounts receivable represent approximately 71% of the Company’s total trade accounts receivable as at July 31, 2011 and 61% at July 31, 2010.

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

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at July 31:

		2011			2010
	Carrying	Less than	Greater than	Carrying	Less than	Greater than
	amount	one year	one year	amount	one year	one year
Accounts payable and accruals	$1,889	$1,889	$–	$2,213	$2,213	$–
Income tax payable	$296	$296	$–	$43	$43	$–

This table only covers liabilities and obligations relative to financial instruments and does not anticipate any income associated with assets.

Since inception, the Company has financed its operations from equity proceeds received upon the sale of equity securities, and, to a lesser extent, from the exercise of warrants and stock options, interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Though the Company does not currently have enough cash reserves to fund its planned clinical studies which are estimated to last over approximately a three year period, the Company does have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months, provided there are no materially negative unanticipated changes to planned expenditures and revenues. The Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs. Accessing the capital markets is particularly challenging for companies that operate in the biotechnology industry.

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
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The tax effects of temporary differences for the Company that gives rise to significant portions of the future tax assets and future tax liabilities are presented in the following table:

	2011	2010
Future tax assets:
Scientific Research & Experimental Development expenditure pool	$8,793	$7,596
Non-capital losses and other credits carried forward	8,925	7,351
Capital losses carried forward	152	153
Excess of tax basis over book basis of capital assets	555	517
Deductible share issue costs	939	926
Other	4	4
	19,368	16,547
Future tax liabilities:	–	–
Valuation allowance	(19,368)	(16,547)
Net future tax asset	$–	$–

Current income tax expense and non-capital tax carry-forwards
The Company’s current income tax expense in fiscal 2011 of $334,000 (2010 – $46,000; 2009 – $18,000) is mainly attributable to the operations in Ireland. The Irish subsidiaries do not have any non-capital loss carry-forwards.

As at July 31, 2011, the Company has Canadian tax losses that can be carried forward of approximately $35,700,000 (2010 $28,069,000; 2009 – $14,916,000) and are available until 2031 as follows:

2013	$3,272
2014	1,940
2025	862
2026	2,113
2027	2,904
2028	2,138
2029	9,188
2030	6,490
2031	6,793
$35,700

Scientific Research & Experimental Development expenditures (“SR&ED”)

Under the Income Tax Act (Canada), certain expenditures are classified as SR&ED expenditures and are grouped into a pool for tax purposes. This expenditure pool can be carried forward indefinitely and deducted in full in any subsequent year. The SR&ED expenditure pool at July 31, 2011 is approximately $35,171,000 (2010 – $30,031,000; 2009 – $32,484,000).

Investment tax credits

The Company has also earned investment tax credits in Canada, on eligible SR&ED expenditures at July 31, 2011 of approximately $8,282,000 (2010 – $6,988,000; 2009 – $6,538,000), which can offset Canadian income taxes otherwise payable in future years up to 2031.

Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a capital nature, provided that the Company has reasonable assurance that the tax credits will be realized. During the year, the Company received cash refundable investment tax credits related to prior years in the amount of $547,000. At July 31, 2011, cash refundable investment tax credits total $1,968,000 (2010 – $838,000) of which $1,308,000 (2010 – $379,000) is included in current accounts receivable and $660,000 is classified as other receivables (2010 – $459,000). The research and development investment tax credits recorded are based on management’s estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. Federal investment tax credits are non-refundable to the Company. Refundable investment tax credits reflect eligible SR&ED expenditures incurred in various provinces.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

12. Segmented information

Management has determined that the Company has one operating segment, which is biopharmaceuticals.

The following table summarizes the various revenues by geographic region for the fiscal years ended July 31:

	2011	2010	2009
Canada:
Product revenue	$4,025	$3,606	$3,057
License fee and royalty revenue	–	–	–
	$4,025	$3,606	$3,057
United States:
Product revenue	381	319	187
License fee and royalty revenue	–	–	89
	$381	$319	$276
Europe:
Product revenue	–	–	–
License fee and royalty revenue	126	509	508
	$126	$509	$508
	$4,532	$4,434	$3,841

The following table summarizes the percentages by the top customers by revenue category for the fiscal years ended July 31:

	2011	2010	2009
Product revenue - top five customers	59%	58%	65%
License fee and royalty - represented by Helsinn	100%	100%	85%

The following table summarizes the Company’s assets by geographic region as at July 31, 2011:

	Cash and	Accounts		Prepaid and	Other	Capital
	Equivalents	Receivable	Inventory	other assets	Receivables	Assets
Canada	$18,253	$1,906	$528	$202	$660	$1,994
USA	84	–	–	–	–	37
Europe	707	–	–	–	–	–
	$19,044	$1,906	$528	$202	$660	$2,031

The following table summarizes the Company’s assets by geographic region as at July 31, 2010:

	Cash and	Accounts		Prepaid and	Other	Capital
	Equivalents	Receivable	Inventory	other assets	Receivables	Assets
Canada	$12,365	$959	$780	$246	$459	$1,246
USA	289	–	–	15	–	741
Europe	471	406	–	137	–	–
	$13,125	$1,365	$780	$398	$459	$1,987

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

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

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

The following table outlines research and development costs expensed and investment tax credits for the Company’s significant research and development projects for the fiscal years ended July 31:

	2011	2010	2009
DOS47	$5,674	$6,049	$4,389
Topical Interferon Alpha-2b	3,278	5,733	5,933
Research and development investment tax credits	(1,629)	(1,067)	–
	$7,323	$10,715	$10,322

14. Related party transactions

Cawkell Brodie Glaister LLP, is legal counsel to the Company. A director of the Company is a partner of Cawkell Brodie Glaister LLP.

Cangene bioPharma Inc. (“CBI”) is a wholly owned subsidiary of Cangene Corporation and is controlled by the Apotex Group which includes Apotex Inc. A director of the Company is also a director of Cangene Corporation and President of Apotex Inc.

On March 28, 2011, Helix issued, by way of private placement, a total of 1,652,719 units at $2.39 per unit for gross proceeds of $3,949,998. Jack Kay, a director of the Company, and his wife acquired 209,205 units and a related party, the Kay Family Charitable Foundation, of which Mr. Kay is a trustee, acquired an additional 209,205 units. Also see Note 6 – Shareholders’ Equity.

In fiscal 2011 the Company signed an agreement where a director of the Company is the head of one of the hospitals responsible for conducting the L-DOS47 clinical trial studies in Poland. Other than the signing of the agreement, there were no related party transactions among the parties during fiscal 2011, since the trials have not yet commenced.

The Company had the following related party transactions for the fiscal years ended July 31:

	2011	2010	2009
Legal fees to Cawkell Brodie Glaister LLP	$534	$334	$287
Contracted fill-finish services with CBI	169	167	156
Private placement with a director of the Company and related entities	1,000	–	–

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15. Loss per common share

The share purchase warrants and stock options outstanding for each of the periods reported were not included in the computation of diluted loss per share because the effect would be anti-dilutive.

16. Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

17. Subsequent events:

Subsequent to the Company's fiscal year-end, the Company received a shareholder proposal (the "Proposal") from a shareholder (the "Proposing Shareholder") for inclusion in the Company's management proxy circular to be circulated to the Company's shareholders in connection with the Company's 2011 annual meeting of shareholders. Certain shareholders (the "Investor Group"), including the Proposing Shareholder, also filed a Schedule 13D with the United States Securities and Exchange Commission ("SEC") disclosing their beneficial ownership in the Company. Furthermore, the Company received a shareholder requisition from certain members of the Investor Group to call a meeting of shareholders to vote, among other things, for 3 new directors on the Board to replace incumbent directors. The Company is already due to have its Annual General Meeting, at which directors are to be elected, prior to the end of January, 2012.

Subsequent to the Company's fiscal year-end, the Company terminated a Financial and Investor Relations Agreement between the Company and one of the members of the Investor Group. The termination was announced by the Company in a press release issued on October 20, 2011. The termination of the Financial and Investor Relations Agreement could lead to litigation.

The outcome of the foregoing events cannot be determined and an estimate of the financial effect cannot be made at this time. .

18. Differences between Canadian and the US GAAP:

The consolidated financial statements as at July 31, 2011 and 2010 and for each of the years in the three-year period ended July 31, 2011 have been prepared in accordance with Canadian GAAP, which varies in certain respects from US GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements that are discussed below. The principal methods applied in the preparation of the accompanying financial statements which have resulted in the amounts which differ from those that would have otherwise been determined under US GAAP are described below.

Consolidated balance sheets

The following table reconciles the Company’s consolidated balance sheets under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP:

	2011		2010
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
Assets:
Current assets	$21,680	$21,680	$15,668	$15,668
Other receivables	660	660	459	459
Capital assets	2,031	2,031	1,987	1,987
	24,371	24,371	18,114	18,114
Liabilities:
Current liabilities	2,210	2,210	2,281	2,281
Non-current	48	48	72	72
	2,258	2,258	2,353	2,353
Shareholders’ Equity	22,113	22,113	15,761	15,761
Liabilities and Shareholders’ Equity	$24,371	$24,371	$18,114	$18,114

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

Consolidated statement of operations and comprehensive loss

The following table reconciles the loss for the year as reported in the Company’s consolidated statements of operations and comprehensive loss under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP:

	2011	2010	2009
Net loss for the year per Canadian GAAP	$(11,348)	$(14,469)	$(14,102)
Research and development expense	1,629	1,067	–
Income tax expense	(1,629)	(1,067)	–
Net loss for the year per US GAAP	$(11,348)	$(14,469)	$(14,102)
Other comprehensive income (loss) under Canadian and US GAAP:
Fair value adjustment of available-for-sale investments	–	(8)	(39)
Total comprehensive loss per Canadian and US GAAP	$(11,348)	$(14,477)	$(14,141)
Basic and diluted loss per common share under Canadian and US GAAP	$(0.17)	$(0.24)	$(0.27)
Weighted average number of common shares under Canadian and US GAAP	65,321,170	59,123,321	52,001,636

Research and development expense

Under Canadian GAAP, investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a capital nature, provided that the Company has reasonable assurance that the tax credits will be realized. Under US GAAP, investment tax credits and other research and development credits would be reclassified as a reduction of income tax expense. In fiscal 2011 the Company received research and development tax credits of $547,000 (2010 – 229,000; 2009 – nil). As at July 31, 2011 the Company has an investment tax credit receivable of $1,968,000 (2010 – 838,000; 2008 – nil), which reduced research and development expense under Canadian GAAP. For fiscal 2011 under US GAAP, research and development expense would be higher by $1,629,000 (2010 – $1,067,000; 2008 – nil) while income tax expense would be reduced by $1,629,000 (2010 – $1,067,000; 2008 – nil) with no resulting impact to loss for the year and loss per share per common share.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Basic and diluted loss per common share

The number of weighted average common shares outstanding in the calculation of both basic and diluted loss per share was the same under Canadian and US GAAP for each of the fiscal years 2011, 2010 and 2009.

Total comprehensive loss

Total comprehensive loss was the same under Canadian and US GAAP for each of the fiscal years 2011, 2010 and 2009.

Consolidated statement of shareholders’ equity

The following table reconciles the Company’s consolidated statement of shareholders’ equity under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP for the fiscal year ended 2011:

		Reconciling items between
		Canadian and US GAAP
	Canadian	Stock based	Relative versus	US
	GAAP	Compensation	residual value	GAAP
Common shares	$102,250	$(230)	$2,560	$104,580
Share purchase warrants	7,214	–	(2,126)	5,088
Stock options	4,343	–	–	4,343
Contributed surplus	6,917	(1,240)	(434)	5,243
Deficit, end of period	(98,611)	1,470	–	(97,141)
	$22,113	$–	$–	$22,113

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

Stock-based compensation to employees [Topic 718]

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
Years ended July 31, 2011, 2010 and 2009
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

Stock-based compensation to non-employees [Topic 718]

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

The following table represents the allocation of stock-based compensation expense.

	2011	2010	2009
Research and Development	$874	$515	$402
Operating, general and administration	1,080	664	497
Sales and marketing	128	96	124
	$2,082	$1,275	$1,023

Relative fair value versus residual value in allocation of valuation between common shares and warrants

Under Canadian GAAP the gross proceeds on the issuance of common shares and warrants is allocated based on the residual method. Under US GAAP the allocation is based on relative fair value.

The following table depicts the consolidated statement of changes in shareholders’ equity in accordance with US GAAP:

			Share purchase					Accumulated
	Common shares		warrants					other
								comprehensive	Total
						Contributed		income	shareholders
	Amount	Number	Amount	Number	Options	surplus	Deficit	(loss)	equity
Balances, July 31, 2008	$72,389	46,375,335	$–	–	$1,770	$3,491	$(57,222)	$94	$20,522

Net loss for the year	–	–	–	–	–	–	(14,102)	–	(14,102)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(39)	(39)
Common stock, issued	9,592	6,800,000	–	–	–	–	–	–	9,592
Warrants, issued	–	–	67	3,400,000	–	–	–	–	67
Stock-based compensation	–	–	–	–	1,023	–	–	–	1,023
Options, exercised	–	–	–	–	–	–	–	–	–
Options expired, unexercised	–	–	–	–	(438)	438	–	–	–
Balances, July 31, 2009	$81,981	53,175,335	$67	3,400,000	$2,355	$3,929	$(71,324)	$55	$17,063

Net loss for the year	–	–	–	–	–	–	(14,469)	–	(14,469)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(8)	(8)
Realized gain on sale of investment	–	–	–	–	–	–	–	(47)	(47)
Common stock, issued	9,481	6,625,000	–	–	–	–	–	–	9,481
Warrants, issued	–	–	2,116	6,625,000	–	–	–	–	2,116
Stock-based compensation	–	–	–	–	1,275	–	–	–	1,275
Options, exercised	379	175,000	–	–	(29)	–	–	–	350
Options expired, unexercised	–	–	–	–	(125)	125	–	–	–
Balances, July 31, 2010	$91,841	59,975,335	$2,183	10,025,000	$3,476	$4,054	$(85,793)	$–	$15,761

Net loss for the year	–	–	–	–	–	–	(11,348)	–	(11,348)
Other comprehensive income (loss)	–	–	–	–	–	–	–	–	–
Realized gain on sale of investment	–	–	–	–	–	–	–	–	–
Common stock, issued (note 6)	12,675	7,167,383	–	–	–	–	–	–	12,675
Warrants, issued (note 6)	–	–	2,905	7,101,084	–	–	–	–	2,905
Stock-based compensation	–	–	–	–	2,082	–	–	–	2,082
Options, exercised	64	22,216	–	–	(26)	–	–	–	38
Options expired, unexercised	–	–	–	–	(1,189)	1,189	–	–	–
Balances, July 31, 2011	$104,580	67,164,934	$5,088	17,126,084	$4,343	$5,243	$(97,141)	$–	$22,113

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Consolidated statements of cash flows

The following table presents the Company’s consolidated statement of cash flows under both Canadian and US GAAP:

		2011		2010		2009
	Canadian	US	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Operating activities	$(10,339)	$(10,339)	$(12,193)	$(12,193)	$(13,157)	$(13,157)
Financing activities	15,431	15,431	11,947	11,947	9,659	9,659
Investing activities	829	829	(559)	(559)	(932)	(932)
Impact of foreign exchange on cash balances	(2)	(2)	(564)	(564)	(133)	(133)
Net increase (decrease) in cash and cash equivalents	5,919	5,919	(1,369)	(1,369)	(4,563)	(4,563)

Cash and cash equivalents, beginning of year	13,125	13,125	14,494	14,494	19,057	19,057
Cash and cash equivalents, end of year	$19,044	$19,044	$13,125	$13,125	$14,494	$14,494

There are no differences between Canadian and US GAAP as it relates to the Company’s consolidated statement of cash flows for the fiscal years 2011, 2010 and 2009.

Income taxes [Topic 740]

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for the first interim or annual reporting period beginning after December 15, 2006, specifically August 1, 2007 for the Company. The adoption of FIN 48 did not result in a change to the Company's opening deficit as at August 1, 2007.

The Company estimated approximately $399,000 (2010 - $1,280,000) of total gross unrecognized benefits as of July 31, 2011, which if recognized would favourably affect the income tax rate. The Company recognizes accrued interest and penalties related to unrecognized tax benefit in tax expense. The Company does not have any interest and penalties accrued as of July 31, 2011 as the tax benefit relates entirely to refundable tax credits. Generally, all tax years are open for examination by the major taxing jurisdictions to which the Company is currently subject, which include Canadian federal and provincial jurisdictions as well as foreign (Ireland) jurisdictions.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

New accounting standards and pronouncements recently adopted

[ASU 2009-13] Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements

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

[ASU 2010-17] Revenue Recognition – Milestone Method (Topic 605): Milestone Method of Revenue Recognition

In April 2010, the FASB issued Accounting Standards Update 2010-17, Revenue Recognition – Milestone Method (Topic 605): Milestone Method of Revenue Recognition [ASU 2010-17]. This update provides guidance on defining a milestone under Topic 605 and determines when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. The amendments in ASU 2010-17 are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this standard did not have an impact on the Company's consolidated financial statements.

Not yet adopted

[ASU 2010-13] Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades

In April 2010, the FASB issued Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market [ASU 2010-13]. This update addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.